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INDEX TO FINANCIAL STATEMENTS
TABLE OF CONTENTS 3

As filed with the Securities and Exchange Commission on May 12, 2016

Registration No. 333-210261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fortis Inc.
(Exact name of registrant as specified in its charter)

Newfoundland and Labrador, Canada (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	98-0352146 (I.R.S. Employer Identification No.)

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4
(709) 737-2800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9070
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

John Reiss, Esq. David Johansen, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200
David C. Bennett
Executive Vice President, Chief Legal
Officer and Corporate Secretary
Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John's,
Newfoundland and Labrador
Canada, A1E 0E4
	(709) 737-2800	Christine Mason-Soneral, Esq. Senior Vice President and General Counsel ITC Holdings Corp. 27175 Energy Way Novi, Michigan 48377 (248) 946-3000	Mario A. Ponce, Esq. Brian Chisling, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)

Common shares, without par value	117,000,000	N/A	$2,241,720,000	$225,742(5)

(1)
Relates to securities of the registrant issuable in connection with the proposed merger, or the merger, of Element Acquisition Sub Inc., a Michigan corporation and an indirect subsidiary of the registrant, with and into ITC Holdings Corp., or ITC, a Michigan corporation. Pursuant to Rule 416 under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or the U.S. Securities Act, this registration statement also covers an indeterminate number of additional common shares of the registrant as may be issuable as a result of reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividends or similar transactions or events.

(2)
Represents the maximum number of common shares of the registrant to be issued in connection with the merger.

(3)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the U.S. Securities Act and calculated in accordance with Rule 457(f)(1)-(2) and Rule 457(c) of the U.S. Securities Act, based on the product of (A) $41.73, the average of the high and low prices per share of ITC common stock as reported on the New York Stock Exchange on March 15, 2016 and (B) 117,000,000, the maximum number of shares of ITC outstanding common stock that may be exchanged for the merger consideration, computed as of March 15, 2016, the latest practicable date prior to the date hereof for which it was possible to obtain such information. As required by Rule 457(f)(3) under the U.S. Securities Act, the estimated aggregate amount of cash to be paid by the registrant in the merger, or approximately $2,640,690,000, has been deducted from the proposed maximum aggregate offering price.

(4)
Determined in accordance with Section 6(b) of the U.S. Securities Act at a rate equal to $100.70 per $1,000,000 of the proposed maximum aggregate offering price calculated as described in note 3 above.

(5)
Previously paid in connection with the initial filing of this registration statement on March 17, 2016.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MAY 12, 2016

PROXY STATEMENT OF ITC HOLDINGS CORP. PROSPECTUS OF FORTIS INC.

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Fellow Shareholders:

         We are pleased to announce that ITC Holdings Corp., which we refer to as ITC, entered into an agreement and plan of merger with Fortis Inc., which we refer to as Fortis, pursuant to which a subsidiary of Fortis, which we refer to as Merger Sub, will be merged with and into ITC, which we refer to as the merger, and ITC will continue as the surviving corporation in the merger and a subsidiary of Fortis. Following the merger, Fortis will be one of the top 15 North American public utilities ranked by enterprise value, with an estimated enterprise value of $42 billion (US$30 billion) as of February 28, 2016 based on current market prices.

         If the merger is completed, you will have the right to receive in exchange for each share of common stock of ITC that you own immediately prior to the effective time of the merger:

           (i)  US$22.57 in cash, without interest; and

          (ii)  0.7520 of a Fortis common share, which we refer to, collectively, as the merger consideration.

         Based on the closing price of Fortis common shares and the US dollar-to-Canadian dollar exchange rate on February 8, 2016, the merger consideration represented a premium of (i) approximately 14% over the closing price per share of ITC common stock on February 8, 2016, the last full trading day prior to the approval of the merger agreement by the ITC board of directors, (ii) approximately 33% over the closing price per share of ITC common stock on November 27, 2015, the last full trading day prior to the Bloomberg News article indicating that ITC was exploring a sale process, and (iii) approximately 37% over the 30-day average unaffected share price of ITC common stock prior to November 27, 2015. Shareholders are encouraged to review current prices.

         Fortis' common shares have been authorized for listing on the New York Stock Exchange, or the NYSE. Fortis will continue to have its shares listed on the Toronto Stock Exchange, or the TSX. Fortis' common shares will trade on both exchanges under the ticker symbol "FTS."

         You are cordially invited to attend a special meeting of shareholders of ITC at            local time, on                , 2016 at our corporate headquarters located at 27175 Energy Way, Novi, Michigan 48377. At the special meeting, among other matters, we will ask you to consider and vote on the approval of the merger agreement, which we refer to as the merger proposal. A notice of the special meeting and proxy statement/prospectus follow.

         Our board of directors believes, after considering the reasons described in this proxy statement/prospectus, that the merger, the terms of the merger agreement and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of ITC and its shareholders and approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement. Our board of directors recommends that you vote "FOR" each proposal.

         We cannot complete the merger unless the merger proposal is approved and adopted by ITC shareholders at the special meeting. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. The failure to vote on the proposal to approve and adopt the merger agreement will have the same effect as a vote "AGAINST" this proposal.

         This document is a proxy statement of ITC for use in soliciting proxies for the special meeting. This document answers questions about the proposed merger and the special meeting and includes a summary description of the merger. We urge you to review this entire document carefully. In particular, you should also consider the matters discussed under "Risk Factors" beginning on page [•].

         We are very excited about the opportunities offered by the proposed transaction, and we thank you for your consideration and ongoing support.

Sincerely,
/s/ Joseph L. Welch Joseph L. Welch Chairman, President & CEO

         Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         This proxy statement/prospectus is dated                and is first being mailed or otherwise delivered to ITC shareholders on or about                .

ADDITIONAL INFORMATION

        ITC files annual, quarterly and other reports, proxy statements and other information with the U.S. Securities and Exchange Commission, or the SEC. This proxy statement/prospectus incorporates by reference important business and financial information about ITC from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see "Where You Can Find Additional Information" beginning on page [•]. You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC's website at http://www.sec.gov or from ITC's website at www.itc-holdings.com under the tab "Investor Relations" and then under the heading "Financials and Filings." You may also obtain copies of documents filed by Fortis with the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC's EDGAR system, at www.sedar.com.You can also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

ITC Holdings Corp. 27175 Energy Way Novi, Michigan 48377 Attention: Investor Relations Telephone: (248) 946-3000	Fortis Inc. Fortis Place, Suite 1100 5 Springdale Street St. John's, Newfoundland and Labrador Canada, A1E 0E4 Attention: Investor Relations Telephone: (709) 737-2800

        In addition, if you have questions about the merger agreement, the merger and related transactions and agreements or the special meeting of ITC shareholders, or if you need to obtain copies of this proxy statement/prospectus, proxy cards or any documents incorporated by reference in this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), you may contact ITC's proxy solicitor, Georgeson LLC, at the address and telephone number listed below. You will not be charged for any of the documents you request.

1290 Avenue of the Americas, 9th Floor
New York, New York 10104
Call Toll-Free (800) 509-0917

        If you would like to request documents, please do so by                    , 2016 (which is five business days before the date of the special meeting of ITC shareholders) in order to receive them before the special meeting of ITC shareholders.

i

 ABOUT THE PROXY STATEMENT/PROSPECTUS

        This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-210261) filed with the SEC by Fortis, constitutes a prospectus of Fortis under Section 5 of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, with respect to the Fortis common shares to be issued to ITC shareholders pursuant to the Agreement and Plan of Merger, dated as of February 9, 2016, among FortisUS Inc., or FortisUS, a Delaware corporation, Element Acquisition Sub Inc., a Michigan corporation, Fortis and ITC, or the merger agreement. In connection with the minority investment, on April 20, 2016 FortisUS assigned its rights, interest, duties and obligations under the merger agreement to ITC Investment Holdings Inc., or Investment Holdings; provided that FortisUS remains liable for its duties and obligations under the merger agreement. This document also constitutes a notice of meeting and a proxy statement of ITC under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, with respect to the special meeting of ITC shareholders, at which ITC shareholders will be asked to consider and vote on, among other matters, a proposal to approve the merger and adopt the merger agreement.

        You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated                    , 2016. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to ITC shareholders nor the issuance by Fortis of common shares pursuant to the merger agreement will create any implication to the contrary.

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.

        The information concerning Fortis contained in this proxy statement/prospectus has been provided by Fortis, and information concerning ITC contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by ITC.

 CURRENCY EXCHANGE RATE DATA

        This proxy statement/prospectus contains references to US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to US dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/US dollar exchange rate. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate on May 4, 2016 was C$1.2884 = US$1.00.

	Period End	Average(1)	Low	High
	(C$ per US$)
Year ended December 31,
2015	1.3840	1.2787	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
2012	0.9949	0.9996	0.9710	1.0418
2011	1.0170	0.9891	0.9449	1.0604
Month ended,
April 2016			1.2544	1.3170
March 2016			1.2962	1.3468
February 2016			1.3523	1.4040
January 2016			1.3969	1.4589
December 2015			1.3360	1.3990
November 2015			1.3095	1.3360

(1)
The average of the noon buying rates during the relevant period.

27175 ENERGY WAY
NOVI, MICHIGAN 48377
(248) 946-3000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON            , 2016

TO THE SHAREHOLDERS OF ITC HOLDINGS CORP.:

        NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of ITC Holdings Corp., a Michigan corporation, or ITC, will be held at our corporate headquarters located at 27175 Energy Way, Novi, Michigan 48377, on            , 2016, at            , local time, for the following purposes:

        (1)    Merger Proposal.    To consider and vote upon a proposal to approve and adopt the merger agreement, dated as of February 9, 2016, among ITC, Fortis Inc., which we refer to as Fortis, FortisUS Inc. and Element Acquisition Sub Inc., which we refer to as Merger Sub, pursuant to which Merger Sub will merge with and into ITC, with ITC surviving as a subsidiary of Fortis, which we refer to as the merger proposal;

        (2)    Named Executive Officer Merger-Related Compensation Proposal.    To consider and vote upon a proposal to approve, by non-binding advisory vote, the compensation payments that will or may be paid by ITC to its named executive officers in connection with the merger contemplated by the merger agreement, which we refer to as the named executive officer merger-related compensation proposal; and

        (3)    Adjournment Proposal.    To consider and vote upon a proposal to adjourn the special meeting if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger proposal, which we refer to as the adjournment proposal.

        ITC will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the accompanying proxy statement/prospectus for further information with respect to the business to be transacted at the special meeting.

        The ITC board of directors has fixed the close of business on            , 2016 as the record date for the special meeting. Accordingly, only ITC shareholders of record on the record date are entitled to notice of and to vote at the special meeting or at any adjournment of the special meeting. The list of ITC shareholders entitled to vote at the special meeting will be available for review at the special meeting by any ITC shareholder entitled to vote at the special meeting.

        Approval of the merger proposal requires the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of ITC common stock entitled to vote as of the record date for the special meeting. The approval, on a non-binding, advisory basis, of the named executive officer merger-related compensation proposal, and the approval of the adjournment proposal, each require the affirmative vote, in person or by proxy, of a majority of the votes cast by the holders of ITC common stock entitled to vote at the special meeting.

        ITC shareholders do not have the right to seek appraisal of the fair value of their shares if the merger is completed. See the section entitled "Proposal 1: The Merger—No Appraisal or Dissenters' Rights" beginning on page [•] of the accompanying proxy statement/prospectus.

        THE ITC BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RECOMMENDS THAT ITC SHAREHOLDERS VOTE "FOR" EACH PROPOSAL. SHAREHOLDER APPROVAL OF THE MERGER AGREEMENT IS NECESSARY TO EFFECT THE MERGER.

By Order of the Board of Directors,
/s/ Wendy A. McIntyre Wendy A. McIntyre Secretary
Novi, Michigan , 2016

 YOUR VOTE IS VERY IMPORTANT

        YOUR VOTE IS IMPORTANT. PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU ARE A SHAREHOLDER OF RECORD OR HAVE A LEGAL PROXY FROM A SHAREHOLDER OF RECORD. IF YOU DO NOT SUBMIT YOUR PROXY, INSTRUCT YOUR BROKER HOW TO VOTE YOUR SHARES OR VOTE IN PERSON AT THE SPECIAL MEETING ON THE MERGER PROPOSAL, IT WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.

        If your shares are held in "street name" by a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring to the special meeting a proxy from the broker, bank or other nominee that holds your shares authorizing you to vote in person at the special meeting. Please also bring to the special meeting your account statement evidencing your beneficial ownership of ITC common stock as of the record date. All shareholders should also bring photo identification.

        The accompanying proxy statement/prospectus provides a detailed description of the merger agreement, the merger, the merger proposal and related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the merger proposal, the other proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares, please contact ITC's proxy solicitor at the address and telephone number listed below:

1290 Avenue of the Americas, 9th Floor
New York, New York 10104
Call Toll-Free (800) 509-0917

v

QUESTIONS AND ANSWERS ABOUT THE ITC SPECIAL MEETING AND THE MERGER

        The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and matters to be addressed at the ITC special meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

Q:
Why am I receiving this proxy statement/prospectus?

A:
On February 9, 2016, ITC entered into a merger agreement with Fortis providing for, among other things, the merger of Merger Sub with and into ITC, pursuant to which ITC will survive the merger as a subsidiary of Fortis. You are receiving this proxy statement/prospectus in connection with the solicitation by the ITC board of directors of proxies of ITC shareholders in favor of the merger proposal and the other matters to be voted on at the special meeting.

  ITC is holding a special meeting of shareholders, which we refer to as the special meeting, to obtain the shareholder approval necessary to approve and adopt the merger agreement, among other matters. Approval of the merger proposal by ITC shareholders is required for the completion of the merger. ITC shareholders are also being asked to consider and vote on a proposal to approve, by non-binding advisory vote, certain compensation arrangements for ITC's named executive officers in connection with the merger contemplated by the merger agreement and to vote on the adjournment proposal. ITC's named executive officers are identified under "Proposal 1: The Merger—Financial Interests of Certain ITC Directors and Executive Officers in the Merger" beginning on page [•] of this proxy statement/prospectus.

  Fortis held an annual and special general meeting of shareholders on May 5, 2016 at which it obtained the shareholder approval required by the rules of the TSX for the issuance of Fortis common shares to ITC shareholders as partial consideration for the merger. Approval of the share issuance by Fortis shareholders is required for the completion of the merger.

  This proxy statement/prospectus serves as both a proxy statement of ITC and a prospectus of Fortis in connection with the merger.

  Your vote is very important. We encourage you to submit a proxy to have your shares of ITC common stock voted as soon as possible.

Q:
What is the proposed transaction?

A:
If the merger proposal is approved and adopted by ITC shareholders and the other conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, Merger Sub will merge with and into ITC. ITC will be the surviving corporation in the merger and will become privately held as a subsidiary of Fortis.

Q:
What will I receive if the merger is completed?

A:
Under the terms of the merger agreement, if the merger is completed, each share of ITC common stock (other than shares of ITC common stock owned by Fortis, ITC or any of their subsidiaries not held on behalf of third parties) will be automatically converted into the right to receive the merger consideration, consisting of (i) US$22.57 in cash, without interest, and (ii) 0.7520 of a validly issued, fully paid and non-assessable Fortis common share. No fractional Fortis common shares will be issued in the merger, and you will receive cash in lieu of any fractional shares, without interest, rounded to the nearest cent, equal to (i) the fraction of a Fortis common share to which the holder would otherwise be entitled multiplied by (ii) the average of the volume weighted average price per Fortis common share on the TSX, on each of the five consecutive trading days ending with the second complete trading day immediately prior to the effective time of the merger.

  Based on the closing price of Fortis common shares and the US dollar-to-Canadian dollar exchange rate on February 8, 2016, the last full trading day before the announcement of the merger agreement, the per share value of ITC common stock implied by the merger consideration was US$44.90. Based on the closing price of Fortis common shares on                    , 2016, the most recent practicable date prior to the date of this proxy statement/prospectus, the per share value of ITC common stock implied by the merger consideration was US$            . The implied value of the merger consideration will fluctuate, however, as the market price of Fortis common shares and the exchange rate between US dollars and Canadian dollars fluctuates, because a portion of the merger consideration that is payable per share of ITC common stock is a fixed fraction of a Fortis common share, which is valued in Canadian dollars. As a result, the value of the merger consideration that ITC shareholders will receive upon the completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, ITC encourages you to obtain current stock price quotations for ITC common stock, Fortis common shares and the exchange rate between US dollars and Canadian dollars before deciding how to vote with respect to the approval of the merger agreement. ITC common stock trades on the NYSE under the symbol "ITC" and Fortis common shares trade on the TSX under the ticker symbol "FTS."

Q:
When and where is the special meeting?

A:
The special meeting of ITC shareholders will be held at                , local time, on                    , 2016, at ITC's corporate headquarters located at 27175 Energy Way, Novi, Michigan 48377.

Q:
Who is entitled to vote at the special meeting?

A:
Only holders of ITC common stock as of the record date, the close of business on                    , 2016, are entitled to vote at the ITC special meeting and any adjournment or postponement thereof. As of the record date, there were            shares of ITC common stock outstanding. Each outstanding share of ITC common stock is entitled to one vote on each matter coming before the shareholders of ITC at the special meeting.

Q:
Who may attend the special meeting?

A:
If you are an ITC shareholder of record, you may attend the special meeting and vote in person the shares you hold directly in your name. If you choose to do that, you must present valid government-issued photo identification such as a driver's license or passport. If you want to vote in person at the special meeting and you hold ITC common stock in "street name" through a bank, broker or other nominee, you must present valid government-issued photo identification such as a driver's license or passport and a power of attorney or other proxy authority from your broker, bank or other nominee. Please also bring to the special meeting your account statement evidencing your beneficial ownership of ITC common stock as of the record date. Follow the instructions from your bank, broker or other nominee, or contact your bank, broker or other nominee to request a power of attorney or other proxy authority. If you vote in person at the special meeting, you will revoke any prior proxy you may have submitted.

x

Q:
What am I being asked to vote on?

A:
You are being asked to vote on the following proposals:

•
to approve and adopt the merger agreement, pursuant to which Merger Sub will merge with and into ITC. ITC will be the surviving corporation in the merger and will become privately held as a subsidiary of Fortis;

•
to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by ITC to its named executive officers in connection with the merger; and

•
to approve the adjournment of the ITC special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

  The approval and adoption of the merger agreement by ITC shareholders is a condition to the obligations of Fortis and ITC to complete the merger. The approval, on a non-binding, advisory basis, of the compensation payments that will or may be paid by ITC to its named executive officers in connection with the merger is not a condition to the obligations of Fortis or ITC to complete the merger. The approval of the adjournment of the ITC special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement also is not a condition to the obligations of Fortis or ITC to complete the merger.

Q:
What vote is required to approve each proposal?

A:
The merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of ITC common stock entitled to vote at the meeting. The proposal to approve, by non-binding advisory vote, the compensation payments that will or may be paid by ITC to its named executive officers in connection with the merger and the proposal to approve the adjournment of the ITC special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal each requires the affirmative vote of a majority of the votes cast, in person or by proxy, on such proposals at the special meeting.

Q:
How does the ITC board of directors recommend that I vote?

A:
The ITC board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, ITC and its shareholders, and resolved to approve and declare advisable the merger agreement and the transactions contemplated thereby, including the merger.

  The ITC board of directors recommends that you vote:

  •
  "FOR" the merger proposal;

  •
  "FOR" the named executive officer merger-related compensation proposal; and

  •
  "FOR" the adjournment proposal.

  See the sections entitled "Proposal 1: The Merger—ITC's Reasons for the Merger; Recommendation of the ITC Board of Directors," "Proposal 2: Advisory Vote Regarding Merger-Related Compensation for ITC's Named Executive Officers" and "Proposal 3: Adjournment of the ITC Special Meeting" beginning on pages [•], [•] and [•], respectively, of this proxy statement/prospectus.

Q:
If my shares of ITC common stock are represented by physical stock certificates, should I send my stock certificates now?

A:
No. After the merger is completed, you will receive a transmittal form with instructions for the surrender of your ITC common stock certificates. Please do not send your stock certificates with your proxy card.

Q:
How do I vote my shares?

A:
If you are a shareholder of record, you may vote by:

(1)
Telephone, by using the toll-free number 1-800-652-VOTE (8683), or by following the instructions on your proxy card. If you vote by telephone, do not mail in your proxy card.

(2)
Internet, by going to the voting site at www.investorvote.com/ITC and following the instructions outlined on the secured website using certain information provided on your proxy card or voting instruction form. If you vote using the Internet, do not mail in your proxy card.

(3)
Written Proxy, if you received your proxy materials by mail, you may submit your written proxy by completing the proxy card enclosed with those materials and signing, dating and returning your proxy card by mail in the enclosed return envelope, which requires no additional postage if mailed in the United States.

(4)
Attending the Special Meeting, and voting in person if you are an ITC shareholder of record or if you are a beneficial owner and have a legal proxy from the ITC shareholder of record.

  If your shares are held in "street name" by a broker, bank or other nominee, you should have received a voting instruction form from your broker, bank or other nominee and you should follow the instructions given by that institution. If you are a "street name" owner and have a legal proxy from the shareholder of record, you may vote in person at the special meeting.

Q:
What is a proxy?

A:
A proxy is your legal designation of another person, referred to as a "proxy," to vote your shares of ITC common stock. The written document describing the matters to be considered and voted on at the special meeting is called a "proxy statement." The document used to designate a proxy to vote your shares of ITC common stock is called a "proxy card."

Q:
If I am not going to attend the special meeting, should I return my proxy card or otherwise vote my shares?

A:
Yes. Completing, signing, dating and returning the proxy card by mail or submitting a proxy by calling the toll-free number shown on the proxy card or submitting a proxy by visiting the website shown on the proxy card ensures that your shares will be represented and voted at the special meeting, even if you otherwise do not attend.

Q:
If my shares are held in "street name" by my broker, bank or other nominee, will the broker, bank or other nominee vote my shares for me?

A:
A broker, bank or other nominee will vote your shares only if you provide instructions to the broker, bank or other nominee on how to vote. You should follow the directions provided by your broker, bank or other nominee regarding how to instruct the broker, bank or other nominee to vote your shares. Your failure to provide voting instructions to your broker, bank or other nominee on how to vote shares you hold in "street name" will have the effect of a vote "AGAINST" the approval of the merger proposal. Failure to provide voting instructions on the proposal to approve the named executive officer merger-related compensation proposal and the adjournment proposal will mean that your shares will not be voted on these matters but will have no effect on the voting result.

Q:
Can I change my vote?

A:
Yes. If you are a record holder and have properly completed and submitted your proxy card or proxy by telephone or Internet, you can change your vote in any of the following ways:

•
by sending a written notice to the ITC Corporate Secretary that is received prior to the special meeting stating that you revoke your proxy;

•
by properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the special meeting;

•
by visiting the website or calling the toll-free number shown on the proxy card and voting again, which is equivalent to submitting a new proxy; or

•
by attending the special meeting in person and voting your shares.

  Simply attending the special meeting will not revoke a proxy.

  If your shares are held in "street name" by your broker, bank or other nominee and you have directed such broker, bank or other nominee to vote your shares, you should instruct such broker, bank or other nominee to change your vote.

Q:
What if I do not vote?

A:
If you fail to submit your proxy, vote your shares or instruct your broker, bank or other nominee how to vote, that failure will have the same effect as a vote "AGAINST" the merger proposal, assuming a quorum is present at the special meeting, but will have no effect on the other proposals.

  If you submit your proxy card but do not indicate how you want to vote on a particular proposal, your proxy will be counted as a vote "FOR" that proposal.

Q:
What should I do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, you should submit a proxy by mail, via the Internet or by telephone to vote your shares as soon as possible so that your shares will be represented and voted at the special meeting. You should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of a broker or other nominee.

Q:
What constitutes a quorum?

A:
A quorum is the number of shares that must be present, in person or by proxy, in order for business to be transacted at a shareholder meeting of ITC. The required quorum for the special meeting is a majority of the shares outstanding and entitled to vote as of the record date. All shares represented at the special meeting in person or by proxy (including those voted by telephone or Internet) will be counted toward the quorum. Shares held by ITC shareholders who mark their proxy card "ABSTAIN," vote "ABSTAIN" by telephone or Internet, instruct their broker, bank or other nominee to vote shares held in "street name" to "ABSTAIN" or appear at the special meeting without otherwise voting their shares will be treated as shares represented at the meeting for purposes of determining the presence of a quorum. Shares held by ITC shareholders who do not attend the special meeting and do not submit a proxy, vote by telephone or Internet or give voting instructions with respect to their shares will not be treated as represented at the meeting for purposes of determining a quorum.

Q:
Is my vote important?

A:
Yes, your vote is very important. The merger cannot be completed without the approval and the adoption of the merger proposal by ITC shareholders. The ITC board of directors recommends that you vote "FOR" the approval and adoption of the merger proposal.

Q:
What happens if I transfer my shares of ITC common stock before the special meeting?

A:
The record date is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your shares of ITC common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting. However, if you are an ITC shareholder, you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares of ITC common stock through the effective time of the merger.

Q:
What if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in "street name," or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:
How do I obtain the voting results from the special meeting?

A:
Preliminary voting results will be announced at the ITC special meeting and will be set forth in a press release that ITC intends to issue after the special meeting. The press release will be available on the ITC website at www.itc-holdings.com. Final voting results for the special meeting are expected to be published in a Current Report on Form 8-K filed with the SEC by ITC within four business days after the special meeting. A copy of the Current Report on Form 8-K will be available after filing with the SEC on the ITC website and the SEC website.

Q:
What will happen if all of the proposals to be considered at the special meeting are not approved?

A:
As a condition to the completion of the merger, ITC shareholders must approve and adopt the merger proposal.

  The completion of the merger is not conditioned or dependent upon the approval of the named executive officer merger-related compensation proposal or the adjournment proposal.

Q:
Why am I being asked to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by ITC to its named executive officers in connection with the merger?

A:
The SEC has adopted rules that require ITC to seek a non-binding, advisory vote on the compensation payments that will or may be paid by ITC to its named executive officers in connection with the merger.

Q:
What happens if the named executive officer merger-related compensation proposal is not approved?

A:
Approval of this proposal is not a condition to the completion of the merger, and as an advisory vote, the result will not be binding on ITC, the ITC board of directors or Fortis. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, ITC's named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to those payments.

Q:
How will ITC's directors and executive officers vote on the proposal to approve and adopt the merger agreement and the merger?

A:
The directors and officers of ITC have informed ITC that as of the date of this proxy statement/prospectus, they intend to vote their shares in favor of each of the proposals to come before the shareholders of ITC at the special meeting.

  As of the record date for the special meeting, the directors and executive officers of ITC owned, in the aggregate,            shares of ITC common stock, representing      % of the issued and outstanding ITC common stock entitled to vote at the special meeting.

Q:
Do any of ITC's directors or officers have interests in the merger that may differ from or be in addition to my interests as a shareholder?

A:
Yes. In considering the recommendation of the ITC board of directors with respect to the merger proposal, you should be aware that ITC's directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of ITC shareholders. These interests may create potential conflicts of interest. The ITC board of directors was aware of those interests and considered them, among other matters, in approving the merger agreement, the merger, and the other transactions contemplated by the merger agreement. See the section entitled "Proposal 1: The Merger—Financial Interests of Certain ITC Directors and Executive Officers in the Merger" beginning on page [•] of this proxy statement/prospectus.

Q:
Is the obligation of each of Fortis and ITC to complete the merger subject to any conditions?

A:
Yes. Consummation of the merger is subject to (i) the approval of the merger agreement by an affirmative vote of the holders of a majority of all of the outstanding shares of ITC common stock entitled to vote at the special meeting, (ii) the absence of any law, injunction or other order that prohibits the consummation of the merger, (iii) the receipt of certain required regulatory approvals, including approval of the U.S. Federal Energy Regulatory Commission, or FERC, and necessary state approvals, (iv) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, (v) approval by the Committee on Foreign Investment in the United States, or CFIUS, (vi) the absence of a material adverse effect on either ITC or Fortis, (vii) the approval by the shareholders of Fortis required by the rules of the TSX for the issuance of Fortis common shares, which was obtained on May 5, 2016, (viii) the approval for listing on the NYSE and the TSX of the Fortis common shares to be issued to ITC shareholders (subject to official notice of issuance), (ix) the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC, (x) the delivery to Fortis of certain customary financial statements required in connection with the financing of the merger and (xi) other customary closing conditions, including the accuracy of each party's representations and warranties, and each party's compliance with its covenants and agreements contained in the merger agreement (subject in the case of this clause (xi) to certain materiality qualifiers). For a discussion of the conditions to the completion of the merger, see the section entitled "The Merger Agreement—Conditions That Must Be Satisfied or Waived for the Merger to Occur" beginning on page [•] of this proxy statement/prospectus.

Q:
How will the merger be financed?

A:
The financing of the merger has been structured to allow Fortis to maintain an investment-grade credit rating and is consistent with Fortis' existing capital structure. Financing for the cash portion of the merger consideration will be achieved primarily through the issuance of approximately US$2 billion of Fortis debt and the indirect sale of 19.9% of the equity securities of ITC to Finn Investment Pte Ltd, or the minority investor, a holding company that is an affiliate of GIC Pte Ltd, or GIC, a sovereign wealth fund of the Government of Singapore, which sale will be effected contemporaneously with the closing of the merger. We refer to such sale as the minority investment in this proxy statement/prospectus. See the section entitled "Proposal 1: The Merger—Financing for the Merger—The Minority Investment" beginning on page [•] of this proxy statement/prospectus.

Q:
Is the completion of the merger subject to a financing condition?

A:
No. The receipt of financing by Fortis is not a condition to the completion of the merger and, accordingly, Fortis will be required to complete the merger (assuming that all of the conditions to its obligations to complete the merger under the merger agreement are satisfied or waived), whether or not debt financing or other financing is available at all or on acceptable terms. Fortis has US$3.7 billion in committed bridge financing in place which, if required, would allow Fortis to pay the entire cash consideration for the merger.

Q:
Will the Fortis common shares to be issued to me at the time of the completion of the merger be traded on an exchange?

A:
Yes. It is a condition to the closing of the merger that the Fortis common shares to be issued to ITC shareholders in the merger be approved for listing on the NYSE and the TSX, subject to official notice of issuance.

Q:
If I sell my shares of ITC common stock shortly before the completion of the merger, will I still be entitled to receive the merger consideration?

A:
No. In order to receive the merger consideration, you must hold your shares of ITC common stock through the effective time of the merger.

Q:
Do you expect the merger to be taxable to me?

A:
The exchange of ITC common stock for the merger consideration will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and/or other tax laws. You should read the sections entitled "Proposal 1: The Merger—Certain United States Federal Income Tax Consequences of the Merger" and "Proposal 1: The Merger—Certain Canadian Federal Income Tax Consequences of the Merger" beginning on pages [•] and [•], respectively, of this proxy statement/prospectus and consult your tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Q:
Are there risks associated with the merger?

A:
Yes, there are important risks involved. Before making any decision on whether and how to vote, ITC urges you to read carefully and in its entirety, the section entitled "Risk Factors" beginning on page [•] of this proxy statement/prospectus.

Q:
Does ITC have to pay anything to Fortis if the merger agreement is not approved and adopted by the ITC shareholders or if the merger agreement is otherwise terminated?

A:
If the merger agreement is terminated under specified circumstances, ITC may be required to pay Fortis a termination fee of US$245 million. However, the failure to obtain approval by ITC shareholders of the merger proposal does not trigger ITC's payment of the termination fee to Fortis except under certain circumstances involving a pending competing bid. For a discussion of the circumstances under which the termination fee is payable by ITC to Fortis, see the section entitled "The Merger Agreement—Termination of the Merger Agreement" beginning on page [•] of this proxy statement/prospectus.

Q:
Do I have appraisal or dissenter's rights for my ITC shares in connection with the merger?

A:
No, ITC shareholders do not have appraisal or dissenter's rights under the Michigan Business Corporation Act, or the MBCA, in connection with any of the proposals being presented to them.

Q:
When will the merger be completed?

A:
Fortis and ITC are working to complete the merger as quickly as possible. In addition to regulatory approvals, and assuming that the merger proposal is approved by the ITC shareholders at the special meeting, other important conditions to the closing of the merger exist. Assuming the satisfaction of all necessary closing conditions, the parties to the merger agreement expect to complete the merger by late 2016. The merger agreement contains an end date of February 9, 2017 for the closing of the merger, which may be extended by six months by either ITC or Fortis in certain circumstances. For a discussion of the conditions to the completion of the merger, see the sections entitled "Proposal 1: The Merger—Regulatory Approvals Required for the Merger" and "The Merger Agreement—Conditions That Must Be Satisfied or Waived for the Merger to Occur" beginning on pages [•] and [•], respectively, of this proxy statement/prospectus.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed for any reason, you will not receive any consideration for your shares of ITC common stock, and ITC will remain an independent public company with ITC common stock being traded on the NYSE.

Q:
Who can answer my questions?

A:
If you are an ITC shareholder and you have any questions about the merger or you would like to request additional documents, including copies of this proxy statement/prospectus, please contact ITC's proxy solicitor:

1290 Avenue of the Americas, 9th Floor New York, New York 10104 Call Toll-Free (800) 509-0917

Q:
Where can I find more information about Fortis, ITC and the transactions contemplated by the merger agreement?

A:
You can find out more information about Fortis, ITC and the transactions contemplated by the merger agreement by reading this proxy statement/prospectus and, with respect to Fortis and ITC, from various sources described in the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

SUMMARY

        This summary highlights information contained elsewhere in this proxy statement/prospectus. Fortis and ITC urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which Fortis and ITC have referred you because this section does not provide all of the information that might be important to you with respect to the merger and the related matters being considered and voted on by the ITC shareholders at the ITC special meeting. See also the section entitled "Where You Can Find Additional Information" on page [•]. Fortis and ITC have included page references to direct you to a more complete description of the topics presented in this summary.

Information about the Companies (page [•])

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4
(709) 737-2800

        Fortis is organized under the laws of the province of Newfoundland and Labrador, Canada. Fortis is an electric and gas utility holding company, serving more than three million customers across Canada, the United States and the Caribbean. Its regulated holdings include electric utilities in five Canadian provinces, two U.S. states and three Caribbean countries and natural gas utilities in the province of British Columbia and the states of Arizona and New York. Fortis also owns long-term contracted hydroelectric generation assets in British Columbia and Belize. The U.S. operations of Fortis are conducted through FortisUS, an indirect subsidiary of Fortis and a Delaware corporation, through its primary subsidiaries, UNS Energy Corporation, an Arizona corporation, through its primary subsidiaries, Tucson Electric Power Company, or TEP, UNS Electric, Inc., or UNS Electric, and UNS Gas, Inc., or UNS Gas, and CH Energy Group, Inc., or CH Energy Group, a New York corporation, through its primary subsidiary, Central Hudson Gas & Electric Corporation, or Central Hudson. Additionally, FortisUS holds Investment Holdings, and Element Acquisition Sub Inc., or Merger Sub, each of which is a subsidiary newly formed in Michigan for the sole purpose of completing the merger and the financing thereof. See "—Element Acquisition Sub Inc."

        Fortis' common shares trade under the symbol "FTS" on the TSX. Fortis' common shares have been authorized for listing on the NYSE under the symbol "FTS." Fortis is headquartered in St. John's, Newfoundland and Labrador, Canada, where its senior management maintains offices and is responsible for overall executive, financial and planning functions. For additional information about Fortis, see the section entitled "Additional Information about Fortis" beginning on page [•] of this proxy statement/prospectus.

Element Acquisition Sub Inc.

30600 Telegraph Road
Bingham Farms, Michigan 48025
(709) 737-2800

        Merger Sub is a Michigan corporation and an indirect subsidiary of Fortis that was formed solely in contemplation of the merger, has not commenced any operations except those relating to the completion of the minority investment, has only nominal assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the merger agreement and those relating to the minority investment. Merger

Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement and the subscription agreement dated April 20, 2016, with the minority investor providing for the minority investment. See the section entitled "Proposal 1: The Merger—Financing for the Merger—The Minority Investment" beginning on page [•] of this proxy statement/prospectus.

ITC Holdings Corp.

27175 Energy Way
Novi, Michigan 48377
(248) 964-3000

        ITC's business consists primarily of the electric transmission operations of ITC's regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, or METC, ITC Midwest LLC, or ITC Midwest, and ITC Great Plains, LLC, or ITC Great Plains. In 2002, ITC was incorporated in the state of Michigan for the purpose of acquiring International Transmission Company. International Transmission Company was originally formed in 2001 as a subsidiary of The Detroit Edison Company, an electric utility subsidiary of DTE Energy Company, and was acquired in 2003 by ITC. METC was originally formed in 2001 as a subsidiary of Consumers Energy Company, an electric and gas utility subsidiary of CMS Energy Corporation, and was acquired in 2006 by ITC. ITC Midwest LLC was formed in 2007 by ITC to acquire the transmission assets of Interstate Power and Light Company in December 2007. ITC Great Plains was formed in 2006 by ITC and became a FERC jurisdictional entity in 2009. ITC owns and operates high-voltage systems in Michigan's Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to ITC's systems.

        ITC's business strategy is to own, operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability, reduce transmission constraints and allow new generating resources to interconnect to ITC's transmission systems. ITC is pursuing development projects not within its existing systems, which are also intended to improve overall grid reliability, reduce transmission constraints and facilitate interconnections of new generating resources, as well as enhance competitive wholesale electricity markets.

        As electric transmission utilities with rates regulated by FERC, ITC's regulated operating subsidiaries earn revenues through tariff rates charged for the use of their electric transmission systems by ITC's customers, which include investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers. As independent transmission companies, ITC's regulated operating subsidiaries are subject to rate regulation only by FERC.

        In February 2015, ITC announced an internal reorganization and executive changes to support ITC's core business focus and increase dedicated resources for grid development activities.

        ITC's common stock is listed on the NYSE under the symbol "ITC." ITC's principal executive offices are located at 27175 Energy Way, Novi, Michigan 48377, its telephone number is (248) 964-3000 and its website is www.itc-holdings.com. The information contained in, or that can be accessed through, ITC's website is not intended to be incorporated into this proxy statement/prospectus. For additional information about ITC, see the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

Risk Factors (page [•])

        You should read and carefully consider the risk factors set forth in the section entitled "Risk Factors" beginning on page [•] of this proxy statement/prospectus. You also should read and carefully consider the risk factors of ITC contained in the documents that are incorporated by reference into this proxy statement/prospectus.

The Merger and the Merger Agreement (page [•])

        Fortis and ITC agreed to the acquisition of ITC by Fortis under the terms of the merger agreement, which is described in this proxy statement/prospectus. Pursuant to the merger agreement, Merger Sub will merge with and into ITC, with ITC continuing as the surviving corporation and a subsidiary of FortisUS. In connection with the minority investment, on April 20, 2016, FortisUS assigned its rights, interests, duties and obligations under the merger agreement to Investment Holdings; provided that FortisUS remains liable for its duties and obligations under the merger agreement which we refer to as the assignment.

Merger Consideration (page [•])

        Upon the terms and subject to the conditions set forth in the merger agreement, each share of ITC common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of ITC common stock held by Fortis, Investment Holdings, Merger Sub or any of Fortis' direct or indirect wholly-owned subsidiaries or ITC or its wholly-owned subsidiaries and ITC restricted stock awards) will be converted into the right to receive (i) US$22.57 in cash (without interest), or the cash consideration, and (ii) 0.7520 of a Fortis common share, or the stock consideration, together with the cash consideration, the merger consideration. For a full description of the treatment of ITC stock options, restricted stock and other equity-based awards, see the sections entitled "The Merger Agreement—Treatment of ITC Stock Options and Other Equity-Based Awards" and "The Merger Agreement—Merger Consideration" beginning on pages [•] and [•], respectively, of this proxy statement/prospectus.

ITC Board of Directors' Recommendation (page [•])

        After careful evaluation of the merger agreement and the transactions contemplated thereby and after consultation with its advisors, at a special meeting of the ITC board of directors, the members of the ITC board of directors that were present unanimously (i) determined that the merger agreement was in the best interests of ITC and its shareholders and declared it advisable to enter into the merger agreement, (ii) approved the execution, delivery and performance of the merger agreement and the consummation of the merger contemplated thereby, on the terms and conditions set forth in the merger agreement, and (iii) resolved to recommend approval of the merger agreement by ITC's shareholders.

        The ITC board of directors recommends that ITC shareholders vote "FOR" the merger proposal, "FOR" the named executive officer merger-related compensation proposal and "FOR" the adjournment proposal. For the factors considered by the ITC board of directors in reaching this decision, see "Proposal 1: The Merger—ITC's Reasons for the Merger; Recommendation of the ITC Board of Directors" beginning on page [•] of this proxy statement/prospectus.

Comparative Per Share Market Price Information (page [•])

        The following table presents the closing price per share of Fortis common shares on the TSX and of ITC common stock on the NYSE on (a) February 8, 2016, the last full trading day prior to the public announcement of the signing of the merger agreement, and (b)                    , 2016, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of ITC common stock, which was calculated by adding the closing price of Fortis common shares on those dates (converted to US dollars based on the Canadian dollar-to-US dollar exchange rate on the applicable date) and the cash consideration of US$22.57.

Date	Fortis common shares TSX	ITC common stock NYSE	Implied per share value of merger consideration
	(C$)	(US$)	(US$)
February 8, 2016	$41.38	$39.38	$44.90
, 2016	$	$	$

Opinions of ITC's Financial Advisors (page [•])

        ITC retained Barclays Capital Inc., or Barclays, and Morgan Stanley & Co. LLC, or Morgan Stanley, as financial advisors, and the ITC board of directors retained Lazard Frères & Co., or Lazard, as its financial advisor, in connection with the merger. In connection with this engagement, the ITC board of directors requested that ITC's financial advisors evaluate the fairness, from a financial point of view, to the holders of shares of ITC common stock (other than, in the case of Lazard's opinion, to ITC (as the holder of treasury shares), any of the wholly-owned subsidiaries of ITC or Fortis, Merger Sub or any of their respective wholly-owned subsidiaries, which we refer to, collectively, as excluded holders in this proxy statement/prospectus) of the merger consideration to be paid to such holders pursuant to the merger agreement.

Opinion of Lazard

        In connection with the merger, Lazard rendered to the ITC board of directors its oral opinion on February 8, 2016 (which was subsequently confirmed by delivery of a written opinion dated February 9, 2016) that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to the shareholders of ITC (other than excluded holders) in the merger is fair to such shareholders. The full text of Lazard's written opinion, which is attached as Annex B to this proxy statement/prospectus, sets forth, among other things, the assumptions made, procedures followed and factors considered in rendering its opinion. You are encouraged to read the opinion carefully and in its entirety.

        Lazard's opinion was provided for the benefit of the ITC board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration to be offered to the shareholders of ITC (other than excluded holders), from a financial point of view, and did not address any other aspect of the merger. Lazard expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of ITC or Fortis, or any class of such persons, relative to the merger consideration to be offered to ITC shareholders in the merger. Lazard's opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which ITC might engage or the merits of the underlying decision by ITC to engage in the merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter.

        As compensation for its services in connection with the merger, certain fees became payable by ITC to Lazard upon the delivery of Lazard's opinion. In addition, ITC may, in the discretion of the ITC board of directors, pay Lazard an additional amount up to a previously agreed limit. For additional details on the fees payable to Lazard in connection with the merger, see the section entitled "Proposal 1: The Merger—Opinions of ITC's Financial Advisors" beginning on page [•] of this proxy statement/prospectus. In addition, ITC has agreed to reimburse Lazard for certain expenses incurred in connection with the merger and to indemnify Lazard for certain liabilities that may arise out of its engagement by ITC and the rendering of Lazard's opinion.

Opinion of Barclays

        In connection with the merger, Barclays rendered to the ITC board of directors its oral opinion on February 8, 2016 (which was subsequently confirmed by delivery of a written opinion dated such date) that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to the shareholders of ITC in the merger is fair to such shareholders. The full text of Barclays' written opinion, which is attached as Annex C to this proxy statement/prospectus, sets forth, among other things, the assumptions made, procedures followed and factors considered in rendering its opinion. You are encouraged to read the opinion carefully and in its entirety.

        Barclays' opinion was provided for the benefit of the ITC board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration to be offered to the shareholders of ITC, from a financial point of view, and did not address any other aspect of the merger. Barclays was not requested to address, and its opinion does not in any manner address, the likelihood of consummation of the merger, ITC's underlying business decision to proceed with or effect the merger, or the relative merits of the merger as compared to any other transaction or business strategy in which ITC might engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of ITC or Fortis, or any class of such persons, relative to the merger consideration to be offered to ITC shareholders in the merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter.

        As compensation for its services in connection with the merger, certain fees became payable by ITC to Barclays upon the delivery of Barclays' opinion, and the remainder of such fees will become payable by ITC to Barclays, in each case as described in the section entitled "Proposal 1: The Merger—Opinions of ITC's Financial Advisors" beginning on page [•] of this proxy statement/prospectus. In addition, ITC has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by ITC and the rendering of Barclays' opinion.

Opinion of Morgan Stanley

        In connection with the merger, on February 8, 2016, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the ITC board of directors that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the merger consideration to be received by the holders of ITC common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders of shares of ITC common stock. The full text of Morgan Stanley's written opinion, which is attached as Annex D to this proxy statement/prospectus, sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. The foregoing summary of Morgan Stanley's opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read the opinion carefully and in its entirety.

        Morgan Stanley's opinion was provided for the benefit of the ITC board of directors (in its capacity as such), and addressed only the fairness, from a financial point of view, of the merger consideration to be received by the holders of ITC common stock pursuant to the merger agreement as of the date of the opinion and did not address any other aspects or implications of the merger. Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of ITC to proceed with or effect the merger or the likelihood of consummation of the merger, nor does it address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley's opinion was not intended to, and does not, express an opinion or a recommendation as to how the shareholders of ITC should vote at the special meeting or any adjournment thereof.

        As compensation for its services in connection with the merger, certain fees became payable by ITC to Morgan Stanley upon execution of the merger agreement, and the remainder of such fees will become payable by ITC to Morgan Stanley, in each case as described in the section entitled "Proposal 1: The Merger—Opinions of ITC's Financial Advisors" beginning on page [•] of this proxy statement/prospectus. In addition, ITC has agreed to reimburse Morgan Stanley for its reasonable fees and expenses incurred in connection with the merger and to indemnify Morgan Stanley for certain liabilities that may arise out of its engagement by ITC and the rendering of Morgan Stanley's opinion.

The ITC Special Meeting (page [•])

General

        The ITC special meeting will be held on                  , 2016, at                  , local time, at ITC's corporate headquarters located at 27175 Energy Way, Novi, Michigan 48377. At the ITC special meeting, ITC shareholders will be asked to consider and vote upon:

          (1)   a proposal to approve and adopt the merger agreement;

          (2)   a proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by ITC to its named executive officers in connection with the merger contemplated by the merger agreement; and

          (3)   a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal.

Record Date and Outstanding Shares

        The ITC board of directors has fixed the close of business on                  , 2016, or the record date, as the record date for the special meeting. Only ITC shareholders of record on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment of the special meeting.

        As of the close of business on the record date, there were approximately                  shares of ITC common stock outstanding and entitled to vote at the special meeting, held by approximately                  holders of record.

Quorum

        The required quorum for the special meeting is a majority of the shares outstanding and entitled to vote as of the record date. There must be a quorum present for the meeting to be held. All shares represented at the special meeting in person or by proxy (including those voted by telephone or the Internet) will be counted toward the quorum. Abstentions and broker non-votes will be counted as present in determining the existence of a quorum.

Required Vote

        Merger Proposal.    The affirmative vote of the holders of a majority of the outstanding shares of ITC common stock entitled to vote at the special meeting is required to approve the merger proposal.

        Named Executive Officer Merger-Related Compensation Proposal.    The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting by holders of shares of ITC common stock is required to approve, on a non-binding, advisory basis, the named executive officer merger-related compensation proposal.

        Adjournment Proposal.    The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting by holders of shares of ITC common stock is required to approve the adjournment proposal.

Voting by ITC's Directors and Executive Officers

        As of the record date, directors and executive officers of ITC and their affiliates were entitled to vote                shares of ITC common stock, or approximately        % of the shares of ITC common stock issued and outstanding on that date. ITC's directors and executive officers have informed ITC that they intend to vote their shares in favor of the merger proposal and the other proposals to be considered at the special meeting, although none of ITC's directors and executive officers is obligated to do so.

The Fortis Special Meeting and Shareholder Approval (page [•])

        TSX rules require shareholder approval to be obtained if the number of common shares issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of common shares of the listed issuer which are outstanding on a pre-acquisition, non-diluted basis. There were approximately 152.7 million shares of ITC common stock outstanding as of February 8, 2016 and, pursuant to the terms of the merger agreement, which restricts stock issuances by ITC (subject to certain exceptions), less than 155.6 million shares of ITC common stock are expected to be outstanding at the effective time of the merger. Accordingly, if the merger is completed, up to 117 million Fortis common shares would be issued as partial payment of the purchase price for the merger, representing approximately 41.5% of the current issued and outstanding Fortis common shares. The actual number of Fortis common shares to be issued pursuant to the merger agreement will be determined at completion of the merger based on the exchange ratio and the number of shares of ITC common stock outstanding at such time. Accordingly, Fortis shareholders were required to approve the issuance of common shares to the holders of ITC common stock in connection with the merger by an ordinary resolution. Fortis obtained the required shareholder approval at an annual and special meeting of shareholders held on May 5, 2016.

Financing for the Merger (page [•])

        The cash portion of the merger consideration and the merger-related expenses are expected to be financed at closing from: (i) the issuance of approximately US$2.0 billion of Fortis debt, (ii) a combination of one or more offerings of equity securities, equity-linked securities, first preference shares, second preference shares and/or hybrid debt-equity securities to be completed by Fortis on or prior to the closing of the merger (we refer to (i) and (ii), collectively, as the prospective offerings in this proxy statement/prospectus), (iii) the sale of 19.9% of ITC to the minority investor pursuant to the minority investment (as described in more detail in the section entitled "Proposal 1: The Merger—Financing for the Merger—The Minority Investment" beginning on page [•] of this proxy statement/prospectus) and (iv) to the extent necessary, borrowings under the Merger Credit Facilities (as defined in the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus). The debt securities are expected to be denominated primarily in US dollars in order to provide a natural currency hedge for Fortis' US dollar earnings.

Listing of Fortis Common Shares (page [•])

        The completion of the merger is conditioned upon the approval for listing of Fortis common shares issuable pursuant to the merger agreement on the TSX and the NYSE at or prior to the effective time, subject to official notice of issuance.

Delisting and Deregistration of ITC Common Stock (page [•])

        As promptly as practicable following the completion of the merger, the ITC common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Certain United States Federal Income Tax Consequences of the Merger (page [•])

        The merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in the section entitled "Proposal 1: The Merger—Certain United States Federal Income Tax Consequences of the Merger" beginning on page [•] of this proxy statement/prospectus) of ITC common stock will recognize a gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Fortis common shares (as of the effective time of the merger) and the cash received by the U.S. Holder in the merger, and (ii) the U.S. Holder's adjusted tax basis in the shares of ITC common stock surrendered in the merger.

        A U.S. Holder's gain or loss on the disposition of ITC common stock generally will be a capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) may be eligible for preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its ITC common stock for more than one year as of the effective time of the merger. The deductibility of capital losses is subject to limitations.

        A Non-U.S. Holder (as defined in the section entitled "Proposal 1: The Merger—Certain United States Federal Income Tax Consequences of the Merger" beginning on page [•] of this proxy statement/prospectus) generally will not be subject to U.S. federal income tax with respect to the exchange of shares of ITC common stock for cash and Fortis common shares in the merger unless such Non-U.S. Holder (i) has certain connections to the United States or (ii) in certain circumstances, such Non-U.S. Holder owns (or is treated as owning) more than 5% of ITC common stock during a specified time period.

        The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the more detailed general description of U.S. federal income tax consequences in the section entitled "Proposal 1: The Merger—Certain United States Federal Income Tax Consequences of the Merger" beginning on page [•] of this proxy statement/prospectus. The U.S. federal income tax consequences of the merger to a holder of ITC common stock will depend on such holder's own tax situation. ITC stockholders are urged to consult their own tax and legal advisors to determine the particular tax consequences to them of the merger.

Certain Canadian Federal Income Tax Consequences of the Merger (page [•])

        An ITC stockholder who is resident in Canada for the purposes of the Income Tax Act (Canada), or the Canadian Tax Act, and holds ITC common stock as capital property will realize a capital gain (or capital loss) on the merger equal to the amount by which the sum of the cash and the fair market value, at the time of the merger, of the Fortis common shares received in exchange for such stockholder's ITC common stock, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to such stockholder of such ITC common stock.

        Generally, an ITC stockholder who is not resident in Canada for purposes of the Canadian Tax Act will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the exchange of ITC common stock for the merger consideration.

        The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax consequences in the section entitled "Proposal 1: The Merger—Certain Canadian Federal Income Tax Consequences of the Merger" beginning on page [•] of this proxy statement/prospectus. ITC stockholders are urged to consult their own tax and legal advisors to determine the particular tax consequences to them of the merger.

Accounting Treatment of the Merger (page [•])

        In accordance with accounting principles generally accepted in the United States, or U.S. GAAP, Fortis will account for the merger using the acquisition method of accounting for business combinations. For a more detailed discussion of the accounting treatment of the merger, see the section entitled "Proposal 1: The Merger—Accounting Treatment of the Merger."

Treatment of ITC Stock Options and Other Equity-Based Awards (page [•])

        Immediately prior to the effective time of the merger, each outstanding option to purchase shares of ITC common stock will vest and be cancelled and converted into the right to receive (without interest) an amount in cash equal to the total number of shares of ITC common stock subject to the option multiplied by the excess, if any, of the equity award consideration over the exercise price per share of ITC common stock under such option, less applicable withholding taxes.

        Immediately prior to the effective time of the merger, each outstanding award of restricted stock will vest and be cancelled and converted into the right to receive (without interest) an amount in cash equal to the total number of shares of ITC common stock subject to such award immediately prior to the effective time of the merger multiplied by the equity award consideration, less applicable withholding taxes.

        Immediately prior to the effective time of the merger, each outstanding award of performance shares will vest at the higher of the target level of performance and the actual level of performance through the effective time of the merger, and will be cancelled and converted into the right to receive (without interest) an amount in cash equal to the number of shares of ITC common stock subject to the award immediately prior to the effective time of the merger multiplied by the equity award consideration, less applicable withholding taxes. Furthermore, immediately prior to the effective time of the merger, equivalent performance shares in respect of performance shares that become vested will vest in the same percentage as the performance shares underlying such equivalent performance shares (and, to the extent the percentage of the performance shares vesting exceeds 100%, additional equivalent performance shares will be deemed credited to each holder's notional account and vested so that the number of equivalent performance shares deemed credited to such holder's account and vested is equal to the number that would have been held in such account if the number of vested performance shares had been issued as of the grant date, rather than the target number of performance shares) and will be cancelled and converted into the right to receive (without interest) an amount in cash equal to the number of such equivalent performance shares deemed credited to such holder's notional account as set forth above multiplied by the equity award consideration, less applicable withholding taxes.

        The ITC equity compensation plans and employee stock purchase plans will terminate immediately following the effective time of the merger, contingent upon the occurrence of the effective time of the merger.

        For a full description of the treatment of ITC options, restricted stock, performance shares and employee stock purchase plans, see the sections entitled "The Merger Agreement—Treatment of ITC Stock Options and Other Equity-Based Awards" and "The Merger Agreement—Merger Consideration" beginning on pages [•] and [•], respectively, of this proxy statement/prospectus.

Regulatory Approvals Required for the Merger (page [•])

        To complete the merger and the other transactions contemplated by the merger agreement, Fortis and ITC must make certain filings, submissions and notices to obtain required authorizations, approvals, consents and/or expiration of waiting periods from a number of federal and state public utility regulatory bodies, antitrust and other regulatory authorities. Fortis and ITC have agreed to use their best efforts to obtain the consents and to make all required filings with, and to give all required notices to, the applicable governmental entities. Fortis has agreed that the making of any required filings or obtaining any required consent from a governmental entity is its obligation and that it will take and cause its affiliates to take all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and all regulatory approvals necessary to complete the merger and the other transactions contemplated by the merger agreement. Fortis and ITC are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties' consummation of the merger other than those described in "Proposal 1: The Merger—Regulatory Approvals Required for the Merger." There can be no assurance, however, if and when any of the approvals required to be obtained for the merger and the other transactions contemplated by the merger agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose.

ITC Shareholders Are Not Entitled to Dissenters' Rights of Appraisal (page [•])

        Appraisal or dissenters' rights are statutory rights that, if available under applicable law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal or dissenters' rights are not available in all circumstances, and exceptions to these rights are provided in the MBCA. Because shares of ITC common stock are listed on a national securities exchange, holders of ITC common stock will not have appraisal or dissenters' rights in connection with the merger. See the section entitled "Proposal 1: The Merger—No Appraisal or Dissenters' Rights" beginning on page [•] of this proxy statement/prospectus.

Conditions to the Merger (page [•])

        Each party's obligation to consummate the merger is subject to the satisfaction or waiver of the following mutual conditions:

  •
  adoption of the merger agreement by the shareholders of ITC;

  •
  absence of any law which prohibits, restrains or enjoins the consummation of the merger;

  •
  all required consents and filings having been obtained, made or given and remain in full force and effect and are not subject to appeal, and all applicable waiting periods imposed by any governmental entity having expired or terminated;

  •
  the approval by Fortis shareholders of the share issuance, which has been obtained;

  •
  the Fortis common shares to be issued in the merger having been approved for listing on the NYSE and the TSX, subject to notice of issuance; and

  •
  the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceedings for that purpose having been initiated or threatened by the SEC.

        The obligations of Fortis, Investment Holdings and Merger Sub to consummate the merger are subject to the satisfaction or waiver of further conditions, including:

  •
  the representations and warranties of ITC being true and correct subject to specified materiality qualifications;

  •
  ITC's performance and compliance in all material respects with all of its agreements and covenants under the merger agreement;

  •
  there not having occurred since the date of the merger agreement any event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on ITC;

  •
  receipt of a certificate of an executive officer of ITC certifying that certain conditions have been satisfied; and

  •
  receipt of the required financial statements of ITC.

        The obligation of ITC to consummate the merger is subject to the satisfaction or waiver of further conditions, including:

  •
  the representations and warranties of Fortis, Investment Holdings and Merger Sub being true and correct subject to specified materiality qualifications;

  •
  performance and compliance by Fortis, FortisUS (and following the assignment, Investment Holdings) and Merger Sub in all material respects with all of their agreements and covenants under the merger agreement;

  •
  there not having occurred since the date of the merger agreement any event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Fortis; and

  •
  receipt of a certificate of an executive officer of Investment Holdings and Fortis certifying that certain conditions have been satisfied.

Termination of the Merger Agreement (page [•])

        The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, notwithstanding the adoption of the merger agreement by the shareholders of ITC, under the following circumstances:

  •
  by mutual written consent of Fortis and ITC;

  •
  by either Fortis or ITC:

  •
  if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the merger, which is or will have become final and non-appealable;

  •
  if the merger has not been completed on or before February 9, 2017 (which we refer to as the end date in this proxy statement/prospectus), which may be extended to August 9, 2017 if there are outstanding required regulatory approvals or legal restraints relating thereto;

  •
  the ITC shareholder approval is not obtained;

    •
    the Fortis shareholder approval of the share issuance is not obtained; or

    •
    if the other party has breached or failed to perform its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) would cause certain of the conditions to the terminating party's obligation to consummate the merger to not be satisfied, and (ii) cannot be cured or has not been cured by the earlier of 30 days after written notice thereof has been given by the terminating party to the breaching party or three business days prior to the end date, but only if the terminating party is not in material breach of its covenants or agreements in the merger agreement;

  •
  by ITC (i) in order to enter into a definitive agreement with respect to a superior proposal, if such termination occurs before ITC shareholders approve the merger agreement after following the required procedures set forth in the merger agreement (see the section entitled "The Merger Agreement—ITC Board Recommendation" beginning on page [•] of this proxy statement/prospectus) and ITC pays a termination fee of US$245 million; or (ii) if the Fortis board of directors changes its recommendation prior to obtaining Fortis shareholder approval of the share issuance, fails to include its recommendation in the circular distributed to Fortis shareholders, or formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining Fortis shareholder approval of the share issuance; or

  •
  by Fortis if the ITC board of directors changes its recommendation prior to obtaining ITC shareholder approval of the merger agreement, fails to include its recommendation in the proxy statement distributed to ITC shareholders, recommends an acquisition proposal other than the merger to ITC shareholders prior to obtaining ITC shareholder approval of the merger agreement or formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining ITC shareholder approval of the merger agreement.

        The merger agreement provides that, upon a termination of the merger agreement under specified circumstances, ITC will be obligated to pay a termination fee of US$245 million to FortisUS and, alternatively, Fortis will be obligated to pay a termination fee of US$245 million or US$280 million, as applicable, to ITC.

Your Rights as a Fortis Shareholder Will Be Different from Your Rights as an ITC Shareholder (page [•])

        Upon the completion of the merger, each share of ITC common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration, which will consist of common shares of Fortis and cash. As a result, ITC shareholders who receive Fortis common shares will become common shareholders of Fortis and, as such, their rights will be governed principally by the Corporations Act (Newfoundland and Labrador), or the Corporations Act, and Fortis' articles of continuance and bylaws. These rights differ from the existing rights of ITC shareholders, which are governed principally by the MBCA and ITC's articles of incorporation and bylaws. For a summary of the material differences between the rights of holders of Fortis common shares and the existing rights of holders of ITC common stock, see the section entitled "Comparison of Rights of Fortis and ITC Shareholders" beginning on page [•] of this proxy statement/prospectus.

Financial Interests of Certain ITC Directors and Officers in the Merger That May Differ from Your Interests (page [•])

        In considering the determination of the ITC board of directors to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that ITC shareholders vote in favor of the merger, ITC shareholders should be aware that executive officers and directors of ITC may have interests in the merger that are different from, or in addition to, the interests of the ITC shareholders. These interests may create potential conflicts of interest. The ITC board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement, the merger and the other transactions contemplated by the merger agreement. These interests include:

  •
  the ITC stock options, restricted stock and performance shares held by ITC's officers will fully vest and be converted into the right to receive cash payments upon the completion of the merger;

  •
  equity awards held by members of the ITC board of directors will vest and be converted into the right to receive cash equal to the equity award consideration payable following the completion of the merger;

  •
  ITC's officers are entitled to certain severance protections and benefits under their employment agreements in the event of a qualifying termination of employment in the six-month period prior to or the 24-month period following the completion of the merger;

  •
  ITC may establish a retention program to promote retention and to incentivize efforts to consummate the merger pursuant to which certain of ITC's officers may be granted the opportunity to earn a retention bonus;

  •
  for a period of at least three years following the completion of the merger, ITC employees who continue to be employed will receive compensation opportunities that are no less favorable than the compensation opportunities provided to them immediately prior to the effective time as well as welfare and other benefits that are substantially comparable in the aggregate to those welfare and other benefits provided to them immediately prior to the effective time;

  •
  under the terms of the merger agreement, the surviving corporation will indemnify each former and present officer and director of ITC or any of its subsidiaries to the fullest extent that would have been permitted under Michigan law, ITC's articles of incorporation or bylaws in effect as of the date of the merger agreement against liabilities in connection with matters existing or occurring prior to the effective time (including the fact that such indemnified party is or was a director or officer of ITC or any of its subsidiaries). In addition, the surviving corporation will purchase and maintain a six year prepaid "tail policy" providing coverage at certain levels; and

  •
  under the terms of the merger agreement, Fortis shall use its reasonable efforts to cause Joseph Welch, current Chief Executive Officer, President and Chairman of ITC, to be elected to the Fortis board of directors at the first and second annual general meetings of Fortis shareholders after the merger, unless he is still then the Chief Executive Officer of the surviving corporation, in which case such appointee to the Fortis board of directors would be a person mutually agreed by the board of directors of the surviving corporation and the Fortis board of directors, in consultation with Mr. Welch.

Litigation Relating to the Merger (page [•])

        Following announcement of the merger, three putative class actions were filed by purported shareholders of ITC on behalf of a purported class of ITC shareholders. Actions captioned Paolo Guerra v. Albert Ernst, et al., No. 2016-151709-CB, Harvey Siegelman v. Joseph L. Welch, et al., No. 2016-151805-CB, and Alan Poland v. Fortis Inc., et al., No. 2016-151852-CB were filed in the Oakland County Circuit Court of the State of Michigan. The complaints name as defendants a combination of ITC and the individual members of the ITC board of directors, Fortis, FortisUS and Merger Sub. The complaints generally allege, among other things, that (i) ITC's directors breached their fiduciary duties in connection with the merger agreement (including, but not limited to, various alleged breaches of duties of good faith, loyalty, care and independence), (ii) ITC's directors failed to take appropriate steps to maximize shareholder value and claims that the merger agreement contains several deal protection provisions that are unnecessarily preclusive and (iii) a combination of ITC, Fortis, FortisUS and Merger Sub aided and abetted the purported breaches of fiduciary duties. The complaints seek class action certification and a variety of relief including, among other things, enjoining defendants from completing the proposed merger transaction, unspecified rescissory and compensatory damages, and costs, including attorneys' fees and expenses.

        On March 8, 2016, the ITC board of directors received a demand letter from a fourth purported shareholder demanding that the board remedy the same claimed breaches of fiduciary duty asserted in the complaints.

        On March 14, 2016, the Guerra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Paolo Guerra v. Albert Ernst, et al., No. 2:16-cv-10914. The federal complaint names the same defendants (plus FortisUS), asserts the same general allegations and seeks the same types of relief as in the state court case.

        On March 22, 2016, the Siegelman state court action was dismissed by the plaintiff.

        On March 23, 2016, the state court entered an order directing that related cases be consolidated with the Poland state court action under the caption In re ITC Holdings Corporation Shareholder Litigation.

        On March 25, 2016, Guerra amended his federal complaint. The amended complaint dropped FortisUS, Fortis and Merger Sub as defendants and added claims alleging that the defendants violated Sections 14(a) and 20(a) of the Exchange Act because this proxy statement/prospectus is allegedly materially misleading and allegedly omits material facts that are necessary to render it non-misleading.

        On March 29, 2016, an action captioned Mehrotra v. Welch, et. al., No. 2016-152233-CB was filed in the Oakland County Circuit Court of the State of Michigan naming the individual members of the ITC board of directors, FortisUS and Merger Sub as defendants and asserting the same general allegations and seeking the same types of relief as the other state court actions.

        On April 8, 2016, an action captioned Harold Severance v. Joseph L. Welch, et. al., No. 2:16-cv-11293 was filed in the United States District Court for the Eastern District of Michigan by the purported shareholder who had previously sent a demand letter to ITC's board of directors on March 8, 2016. The complaint, which purports to bring claims both directly on behalf of the class and derivatively on behalf of ITC, names the individual members of ITC's board of directors, Fortis, FortisUS and Merger Sub as defendants and ITC as nominal defendant, and asserts the same general allegations and seeks the same types of relief as in the Guerra federal court action.

        On April 8, 2016, Poland filed an amended complaint adding Merger Sub and FortisUS as defendants and naming ITC as nominal defendant. The amended complaint asserts the same general allegations and seeks the same types of relief as in the original complaint, but also purports to assert claims derivatively on behalf of ITC.

        On April 22, 2016, the Mehrotra state court action was dismissed and refiled in the United States District Court, Eastern District of Michigan, as Mehrotra v. Welch, et al., No. 2:16-cv-11449. The federal complaint names the same defendants, asserts the same general allegations and seeks the same types of relief as in the state court case.

        Fortis, ITC and the ITC board of directors believe the lawsuits are without merit and intend to vigorously defend against them. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus contain or may contain forward-looking statements. Forward-looking terms such as "anticipates," "believes," "budgets," "could," "estimates," "expects," "forecasts," "intends," "may," "might," "plans," "projects," "schedule," "should," "target," "will," "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Such forward-looking statements may include, but are not limited to statements related to:

  •
  the merger and the expected timing and conditions precedent to the closing of the merger, including shareholder approvals of both ITC and Fortis, regulatory and governmental approvals and other customary closing conditions;

  •
  the expectation that Fortis will finance the cash portion of the purchase price and the merger-related expenses through the issuance of debt, the net proceeds of the issuance of securities, the sale of 19.9% of ITC to the minority investor and, if necessary, the proceeds of the Merger Credit Facilities;

  •
  the assumption of ITC debt and expected maintenance of investment-grade credit ratings;

  •
  the impact of the merger on Fortis' earnings, midyear rate base, credit rating, estimated enterprise value and compound annual growth rate;

  •
  the impact of potential FERC challenges by stakeholders to the determination by ITC's regulated operating subsidiaries not to take federal bonus tax depreciation;

  •
  the expectation that the merger will be accretive in the first full year following closing and that the merger will support the average annual dividend growth target of Fortis;

  •
  the expectation that Fortis will become a SEC registrant and have its common shares listed on the NYSE in connection with the merger;

  •
  the expectation that the minority investment will be effected concurrently with the completion of the merger;

  •
  the expectation that Fortis will achieve its targeted average annual dividend growth through 2020;

  •
  the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions;

  •
  the expectation that midyear rate base will increase from 2016 to 2020;

  •
  Fortis' forecast gross consolidated capital expenditures for 2016 and total capital spending over the five-year period from 2016 through 2020;

  •
  the nature, timing and expected costs of certain capital projects including, without limitation, the Tilbury liquefied natural gas, or LNG, facility expansion, the pipeline expansion to the Woodfibre LNG site, the development of a diesel power plant in Grand Cayman, the Residential Solar Program, the Gas Main Replacement Program, the Lower Mainland System Upgrade, the Pole Management Program, and additional opportunities including electric transmission, LNG and renewable-related infrastructure and generation;

  •
  the expectation that Fortis' significant capital expenditure program will support continuing growth in earnings and dividends;

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  the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of cash from operations, borrowings under credit facilities, equity injections from Fortis and long-term debt offerings;

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  the expectation that Fortis' subsidiaries will be able to source the cash required to fund their 2016 capital expenditure programs, operating and interest costs, and dividend payments;

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  the expected consolidated fixed-term debt maturities and repayments in 2016 and on average annually over the next five years;

  •
  the expectation that long-term debt will not be settled prior to maturity;

  •
  the expectation that Fortis and its subsidiaries will continue to have reasonable access to capital in the near to long terms;

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  the expectation that the combination of available credit facilities and relatively low annual debt maturities and repayments will provide Fortis and its subsidiaries with flexibility in the timing of access to capital markets;

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  the expectation that Fortis and its subsidiaries will remain compliant with debt covenants during 2016;

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  the intent of Fortis' management to hedge future exchange rate fluctuations and monitor its foreign currency exposure;

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  the expectation that economic conditions in Arizona will improve;

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  the expectation that any liability from current legal proceedings will not have a material adverse effect on Fortis' consolidated financial position and results of operations; and

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  the expectation that the adoption of future accounting pronouncements will not have a material impact on Fortis' consolidated financial statements.

        Such statements are based upon the current beliefs and expectations of the respective management of Fortis and ITC and are subject to significant risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from those projected or implied in those statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled "Risk Factors" beginning on page [•] of this proxy statement/prospectus, including statements related to:

  •
  any increase in purchase price for the merger;

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  the fluctuation in value of the merger consideration;

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  the inability to complete the merger due to the failure to obtain required shareholder and regulatory approvals or the failure to satisfy other customary closing conditions or the failure of the merger to be completed for any other reason;

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  the ability to realize all of the anticipated benefits of the merger and the future financial performance, common share price, dividend growth, and dividend growth rate of Fortis following the consummation of the merger;

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  the impact of possible sales of Fortis common shares on the market price of such common shares after the completion of the merger;

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  the impact of the announcement and pendency of the merger on ITC's business, results of operations, and financial condition;

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  the completion of the minority investment at the time of the closing of the merger;

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  the future cash flows, credit facility access and credit ratings of Fortis;

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  the risk that the systems, procedures and controls of Fortis will not be adequate to support the expansion of its operations following and resulting from the merger;

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  the risk that the combined company may not be able to successfully integrate ITC's business with Fortis;

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  success in retaining the services of executives, key personnel and other employees that Fortis needs to realize all of the anticipated benefits of the merger;

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  the return on common shareholders' equity, or ROE, of ITC's regulated operating subsidiaries;

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  the risks related to ITC being restricted in its business activities while the merger agreement is in effect;

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  the risk that securities class action and derivative lawsuits could result in substantial costs and may delay or prevent the merger from being completed;

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  adverse developments in general market, business, economic, labor, regulatory and political conditions;

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  the impact of any storms and severe weather conditions, natural disasters, wars, terrorist acts, failure of critical equipment and other catastrophic events; and

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  the impact of any change to applicable laws and regulations affecting domestic and foreign operations, including those relating to taxes, price controls, regulatory approval and licensing.

        Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Neither Fortis nor ITC undertakes any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RISK FACTORS

        You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the merger proposal or the other proposals presented. As a shareholder of Fortis following the consummation of the merger, you will be subject to all risks inherent in the business of Fortis in addition to the risks relating to ITC. The market value of your shares will reflect the performance of the business relative to, among other things, that of the competitors of Fortis and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. For information regarding the documents incorporated into this proxy statement/prospectus by reference, see the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

Risks Relating to the Merger

The purchase price for the merger could increase.

        ITC is a public company and its directors owe fiduciary duties to its shareholders, which may require them to consider competing offers to purchase the common stock of ITC as alternatives to the merger. The merger agreement provides that ITC's directors may accept an alternative proposal in certain circumstances if such offer constitutes a superior proposal (as defined in the merger agreement). If a superior proposal to acquire ITC is made, Fortis may exercise its right to match such offer and, as a result, the purchase price paid by Fortis in connection with the merger may increase. In such an event, Fortis may agree to pay for the purchase price increase using cash and/or common shares. Fortis would be required to seek the further approval of its shareholders under the applicable rules of the TSX in connection with any increase in the number of common shares issuable in connection with the merger, which could delay or result in the failure to close the proposed merger. See the section entitled "The Merger Agreement—No Solicitation" beginning on page [•] of this proxy statement/prospectus.

Because the market value of Fortis common shares that ITC shareholders will receive in the merger may fluctuate, ITC shareholders cannot be sure of the market value of the stock portion of the consideration that they will receive in the merger.

        The stock portion of the merger consideration that ITC shareholders will receive is a fixed number of Fortis common shares, not a number of shares that will be determined based on a fixed market value. The market value of Fortis common shares, the exchange rate between the Canadian dollar and the US dollar and the market value of the common stock of ITC at the effective time of the merger may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date on which ITC shareholders vote on the approval of the merger agreement and the effective date of the merger. Stock price changes may result from a variety of factors, including changes in Fortis' or ITC's respective businesses, operations or prospects, regulatory considerations, and general business, market, industry or economic conditions. The exchange ratio relating to the stock portion of the merger consideration will not be adjusted to reflect any changes in the market value of Fortis common shares, the comparative value of the Canadian dollar and US dollar or market value of the ITC common stock, except in very limited circumstances.

There is no assurance when or if the proposed merger will be completed.

        The completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others (i) approval by ITC's shareholders of the merger agreement, (ii) approval by Fortis' shareholders of the issuance of Fortis common shares to be issued in the merger, which approval has been obtained, (iii) obtaining certain regulatory and governmental approvals including, among others, those of FERC, CFIUS, the Antitrust Division, the

U.S. Federal Communications Commission, or the FCC, and the U.S. Federal Trade Commission, or the FTC, and various state utilities regulators, and (iv) the absence of legal restraints prohibiting the completion of the merger. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to close the proposed merger.

        Fortis and ITC have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the merger agreement. The merger agreement requires Fortis and ITC, among other things, to accept conditions, divestitures, requirements, limitations, costs or restrictions that may be imposed by regulatory entities. Such conditions, divestitures, requirements, limitations, costs or restrictions may jeopardize or delay completion of the proposed merger, may reduce the benefits that may be achieved from the proposed merger, limit the revenues of the combined company following the merger or may result in the abandonment of the proposed merger. Further, no assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to closing will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Fortis and ITC or may impose requirements, limitations or costs or place restrictions on the conduct of Fortis' business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an event occurs that constitutes a material adverse effect with respect to Fortis or ITC and thereby may offer the other party an opportunity not to complete the proposed merger. Such extended period of time also may increase the chance that other adverse effects with respect to Fortis or ITC could occur, such as the loss of key personnel. Each party's obligation to consummate the merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party's covenants under the merger agreement, including, with respect to ITC, certain covenants regarding operation of ITC's business prior to completion of the merger. As a result of these conditions, Fortis and ITC cannot provide assurance that the merger will be completed on the terms or timeline currently contemplated, or at all. See the sections entitled "Proposal 1: The Merger—Regulatory Approvals Required for the Merger" and "The Merger Agreement—Conditions That Must Be Satisfied or Waived for the Merger to Occur" beginning on pages [•] and [•], respectively, of this proxy statement/prospectus.

        The special meeting of ITC shareholders may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the merger proposal is approved by ITC shareholders, Fortis and ITC would not be required to seek further approval of ITC shareholders, even if the conditions imposed in required regulatory approvals could have an adverse effect on Fortis, ITC or the combined company.

Fortis may not realize all of the anticipated benefits of the merger.

        Fortis believes that the merger will provide benefits to Fortis, including that the merger will be accretive in the first full year following closing (excluding one-time merger-related expenses) and that the merger will support Fortis' average annual dividend growth target of 6% through 2020. However, there is a risk that some or all of the expected benefits of the merger may fail to materialize, or may not occur within the time periods anticipated by Fortis. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of Fortis. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of Fortis following the merger difficult. The past financial performance of each of ITC and Fortis may not be indicative of their future financial performance. In addition, any regulatory approvals required in connection with the merger may include terms which could have an adverse effect on Fortis' financial performance.

        Realization of the anticipated benefits in the merger will depend, in part, on the combined company's ability to successfully integrate ITC's business with Fortis. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the coordination of the two companies' operations could have an adverse effect on the business, financial results, financial condition or share price of Fortis following the merger. The coordination process may also result in additional and unforeseen expenses.

        Failure to realize all of the anticipated benefits of the merger may impact the financial performance of Fortis and the combined company, the price of Fortis' common shares and the ability of Fortis to continue paying dividends on its common shares at rates consistent with Fortis' dividend guidance, at current rates, or at all. The declaration of dividends by Fortis is at the discretion of its board of directors, which may determine at any time to cease paying dividends.

The announcement and pendency of the merger could adversely affect ITC's business, results of operations and financial condition.

        The announcement and pendency of the merger could cause disruptions in and create uncertainty surrounding ITC's business, including affecting ITC's relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on ITC's business, results of operations and financial condition, regardless of whether the merger is completed. In particular, ITC could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the merger. ITC could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, ITC has expended, and continues to expend, significant management resources in an effort to complete the merger, which are being diverted from ITC's day-to-day operations.

        If the merger is not completed, ITC's stock price will likely fall to the extent that the current market price of ITC common stock reflects an assumption that a transaction will be completed. In addition, the failure to complete the merger may result in negative publicity and/or a negative impression of ITC in the investment community and may affect ITC's relationship with employees, customers and other partners in the business community.

The minority investment may not be completed.

        In connection with financing the merger, on April 20, 2016, Fortis, FortisUS, Investment Holdings and Merger Sub entered into a subscription agreement with the minority investor, pursuant to which Investment Holdings has agreed to sell, and the minority investor has agreed to purchase immediately prior to the effective time of the merger, shares of Investment Holdings, the sole shareholder of Merger Sub. As a result, the minority investor will indirectly own 19.9% of the issued and outstanding common stock of, and economic interest in, ITC immediately following the merger.

        Fortis cannot provide any assurance that the minority investment will be completed concurrently with the completion of the merger, or at all, as the minority investment is subject to the satisfaction or waiver of certain conditions in the subscription agreement such as the fulfillment of certain regulatory requirements applicable to the minority investor. Further, the subscription agreement limits Fortis' recourse. The merger is not conditioned upon the completion of the minority investment and Fortis intends to complete the merger as soon as practicable after obtaining the required Fortis shareholder approval, ITC shareholder approval and regulatory approvals and the satisfaction or waiver of the other required closing conditions, regardless of whether the minority investment is completed. Consummation of the merger without completion of the minority investment would be expected to increase the consolidated indebtedness of Fortis and could lead to a downgrade of Fortis' credit ratings at the time of closing. In addition, a failure to complete the minority investment could negatively impact the expected accretion from the merger. Failure to complete the minority investment could also have a negative impact on the price of Fortis' common shares and could result in dilution of the shareholders of Fortis and the interest of the shareholders of ITC in Fortis following the merger if any alternative financing by Fortis involves the issuance of equity securities of Fortis.

        For a further description of the minority investment and the subscription agreement, see "Proposal 1: The Merger—Financing for the Merger—The Minority Investment" beginning on page [•] of this proxy statement/prospectus.

The minority investor is an affiliate of GIC and the subscription agreement providing for the minority investment does not provide any contractual recourse to GIC.

        The minority investor is an affiliate of GIC. GIC is a sovereign wealth fund established in 1981 to manage Singapore's foreign reserves and is wholly-owned by the Government of Singapore. GIC invests in a number of companies in the United States. Neither GIC nor the Government of Singapore has provided any utility commitments with respect to the obligation of the minority investor to fund its cash equity commitment to Investment Holdings. Fortis has expressly agreed that the subscription agreement does not provide for any contractual recourse to the minority investor's affiliates, including GIC.

Fortis will have a substantial amount of indebtedness, which may adversely affect its cash flow and ability to operate its business.

        After giving effect to the merger and the financing thereof, Fortis will have a significant amount of debt, including an estimated $5.9 billion of debt of ITC and its subsidiaries. As of March 31, 2016, on a pro forma basis after giving effect to the merger, the financing plans in connection with the merger, as assumed in the unaudited pro forma condensed consolidated financial statements contained under the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page [•] of this proxy statement/prospectus, and the anticipated outstanding indebtedness of ITC, the consolidated indebtedness of Fortis was an estimated $21.3 billion. The expected substantial increase in the amount of indebtedness of Fortis will, among other things, reduce Fortis' flexibility to respond to changing business and economic conditions and could increase Fortis' borrowing costs. In addition, the amount of cash required to service Fortis' increased indebtedness levels and thus the demands on Fortis' cash resources will be greater than the amount of cash flows required to service the indebtedness of Fortis or ITC individually prior to the merger. The increased levels of indebtedness could also reduce funds available for capital expenditures, the payment of dividends and other activities and may create competitive disadvantages for Fortis relative to other companies with lower debt levels.

The Merger Credit Facilities may not be available.

        The commitments of the lenders to fund the Merger Credit Facilities are subject to certain standard conditions, including, in the case of the Equity Bridge Facilities, that Fortis shall have received gross cash proceeds from permanent debt (as defined in the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus) and/or amounts borrowed under the Debt Bridge Facility in an aggregate amount of not less than US$2.0 billion and, in the case of the Debt Bridge Facility, that Fortis shall have received gross cash proceeds from certain offerings, including for greater certainty the minority investment, and/or amounts borrowed under the Equity Bridge Facilities in a minimum aggregate amount of not less than US$1.2 billion. The failure to satisfy such standard conditions may result in the Merger Credit Facilities becoming unavailable to Fortis. If the Merger Credit Facilities become unavailable to Fortis, Fortis may not be able to complete the merger. See the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus.

The merger may result in a downgrade of Fortis' credit ratings.

        Any change in the capital structure of Fortis in connection with of the merger and entering into the Merger Credit Facilities may cause credit rating agencies that rate Fortis and the outstanding debt obligations of Fortis to re-evaluate and downgrade Fortis' current credit ratings, which could increase Fortis' borrowing costs. A failure to complete the minority investment in connection with the closing of the merger may increase the likelihood that Fortis' current credit rating will be downgraded. In addition, under the terms of the Merger Credit Facilities, Fortis must obtain a credit rating and an unsecured debt credit rating from either Moody's Investors Service, Inc., or Moody's, or Fitch Ratings Inc., or Fitch, neither of which currently rates Fortis or its debt securities. It is possible that the credit ratings Fortis obtains from either Moody's or Fitch could be lower than its current ratings from Standard & Poor's Ratings Services and DBRS Limited.

Alternate sources of funding that would be used to fund the merger may not be available.

        The cash consideration for the merger and the merger-related expenses are expected to be financed at closing from: (i) the prospective offerings and (ii) the sale of 19.9% of ITC to the minority investor. Fortis cannot assure you that such financing sources will be available to Fortis or its affiliates at the desired time or at all, or on cost-efficient terms. The inability to obtain alternate sources of financing to fund the merger may negatively impact the financial performance of Fortis, including the extent to which the merger is accretive, and may require Fortis to drawdown on either or both of the Merger Credit Facilities to pay part of the cash consideration. If Fortis is required to drawdown on such Merger Credit Facilities, indebtedness under the Merger Credit Facilities is required to be repaid within 364 days of drawdown, and Fortis intends to access the capital markets following closing in order to refinance any such drawdowns under the Merger Credit Facilities with long-term financing. There can be no assurance that Fortis will be able to access the capital markets on favorable terms within this period, and offerings of securities of Fortis during such period may be completed on terms less favorable than would otherwise be the case if the merger had not taken place or if Fortis had a longer period to time its access to the capital markets.

        In addition, any movement in interest rates could affect the underlying cost of these instruments and may affect the expected accretion of the merger. Fortis may enter into hedging arrangements to mitigate interest rate risk in connection with the financing of the merger. See the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus.

Fortis and ITC will incur substantial transaction fees and costs in connection with the proposed merger.

        Fortis and ITC have incurred and expect to incur additional material non-recurring expenses in connection with the proposed merger and completion of the transactions contemplated by the merger agreement, including costs relating to the financing of the merger and obtaining required shareholder and regulatory approvals. ITC has incurred significant legal, advisory and financial services fees in connection with its board of directors' review of strategic alternatives and the process of negotiating and evaluating the terms of the merger. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Fortis and ITC after completion of the proposed merger. Even if the proposed merger is not completed, Fortis and ITC will need to pay certain pre-tax costs relating to the proposed merger incurred prior to the date the proposed merger was abandoned, such as legal, accounting, financial advisory, financing, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties' future results of operations, cash flows and financial condition.

ITC Midwest's and METC's elections to opt out of federal bonus depreciation have been challenged.

        On December 18, 2015, Interstate Power and Light Company, or Interstate Power, filed a FERC challenge to ITC Midwest's election to opt out of using federal bonus tax depreciation, or bonus depreciation, for the calculation of its federal income tax expense. On March 11, 2016, FERC issued an order requiring ITC Midwest to recalculate its transmission revenue requirements, effective January 1, 2015, reflecting the election of bonus depreciation for 2015. FERC denied Interstate Power's request that ITC Midwest be required to elect bonus depreciation in any past or future years. ITC continues to believe its intention to elect out of bonus depreciation for 2015 is appropriate and on April 11, 2016, filed a request for rehearing of the FERC order. On April 15, 2016, Consumers Energy Company filed a formal challenge, or in the alternative, a complaint under Section 206 of the U.S. Federal Power Act, as amended, or FPA, against METC, also relating to METC's historical practice of opting out of using bonus depreciation. The election of bonus depreciation by the ITC regulated operating subsidiaries would negatively affect ITC's revenues and net income. Bonus depreciation is currently enacted through 2019, with certain provisions that allow for an additional year of eligibility for certain property with long construction periods. If bonus depreciation is elected for a given year, ITC estimates that, based on an amount of tax additions that may be eligible for bonus depreciation representative of ITC's investment plans in the near term, the higher deferred tax liabilities and the corresponding reduced rate base could reduce revenues recognized by ITC for the relevant year by US$15 million to US$20 million initially, with a corresponding reduction to annual net income of US$9 million to US$12 million (disregarding any favorable effects from the use of the potential cash tax savings), with the negative effect on annual revenues and net income relating to each year's election decreasing each year over the tax lives of the assets. Fortis is unable to predict the outcome of this matter at this time.

Fortis expects to issue securities to finance a portion of the cash consideration, which could impact the capital structure of Fortis prior to the closing of the merger.

        Fortis expects to issue securities in connection with the financing of the merger prior to the effective time of the merger in order to reduce the amount required to be borrowed at closing under the Merger Credit Facilities. Any such offering of securities prior to the closing of the merger could have the effect of changing the current capital structure of Fortis. Fortis and ITC cannot assure you that the merger will be completed in the time frame or on the basis described in this proxy statement/prospectus, or at all. If the merger is not completed, management of Fortis expects to apply the net proceeds from the sale of securities offered by Fortis prior to closing (other than those offered on a contingent basis) to repay indebtedness and/or to, directly or indirectly, finance future growth opportunities of Fortis and its subsidiaries with the result that the change in Fortis' capital structure may subsist for a longer term than expected.

Significant demands will be placed on Fortis and ITC as a result of the merger.

        As a result of the pursuit and completion of the merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Fortis and ITC. Fortis and ITC cannot assure you that their systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the merger. The future operating results of Fortis and the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems.

Fortis has limited experience in the independent transmission industry and may not be successful in retaining the services of executives and other employees that it needs to realize all of the anticipated benefits of the merger.

        While Fortis owns and operates transmission assets, those assets are limited and do not constitute a material portion of the consolidated rate base of Fortis. Fortis currently has no experience in the operation of an independent transmission utility under the FERC regulatory construct and RTO transmission grid management regime. Fortis will rely heavily on the experienced existing management and other key personnel of ITC to continue to manage and operate the transmission business of ITC (including ITC's regulated operating subsidiaries) following the merger. However, Fortis will compete with other potential employers for employees and may not be successful in retaining the services of executives and other employees that it needs to realize all of the anticipated benefits of the merger. A failure to retain key personnel as part of the management team of ITC in the period following the merger could have a material adverse effect on the business and operations of ITC and Fortis on a consolidated basis.

The unaudited pro forma condensed consolidated financial information of Fortis and ITC is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Fortis following the merger.

        The unaudited pro forma condensed consolidated financial information included in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of Fortis and of ITC, is presented for illustrative purposes only, and should not be considered to be an indication of the results of operations or financial condition of Fortis following the merger. In addition, the pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the merger. These assumptions may not prove to be accurate, and other factors may affect Fortis' results of operations or financial condition following the merger. Accordingly, the historical and pro forma financial information included in this proxy statement/prospectus does not necessarily represent Fortis' results of operations and financial condition had Fortis and ITC operated as a combined entity during the periods presented, or of Fortis' results of operations and financial condition following the merger. Fortis' potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies. Among the uncertainties that could cause the results of operations and financial condition of Fortis to differ materially from the pro forma combined information included in this proxy statement/prospectus is the possibility that the allowed ROEs of ITC's Midcontinent Independent System Operator, Inc., or MISO, regulated operating subsidiaries will be reduced by FERC as a result of the base rate complaints to a greater extent than assumed and reflected in the financial statements contained in ITC's annual report on Form 10-K for the year ended December 31, 2015 and quarterly report on Form 10-Q for the three months ended March 31, 2016. While a decision has been issued by the presiding administrative law judge in the first base rate complaint, such decision remains subject to confirmation by FERC, and the ultimate outcome of the base rate complaints cannot be predicted at this time. In addition, ITC stakeholders could bring FERC challenges regarding the election out of federal bonus tax depreciation taken by ITC's regulated operating subsidiaries. ITC continues to believe its intention to elect out of bonus depreciation for 2015 is appropriate and, on April 11, 2016, filed a request for rehearing of the FERC order relating to ITC Midwest. If any such FERC challenges are initiated and are successful, the resulting lower rate base would negatively impact the revenues and net income of ITC.

        In preparing the pro forma financial information contained in this proxy statement/prospectus, Fortis has given effect to, among other items, the completion of the merger, the payment of the cash portion of the purchase price for the merger using proceeds from the sale of 19.9% of ITC to the minority investor and the issuance of long-term indebtedness of Fortis, and the indebtedness of Fortis on a consolidated basis after giving effect to the merger, including the indebtedness of ITC. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Fortis in connection with the proposed merger. See the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Information," including the notes thereto, beginning on page [•] of this proxy statement/prospectus.

Fortis may not have discovered undisclosed liabilities of ITC.

        In the course of the due diligence review of ITC that Fortis conducted prior to the execution of the merger agreement, Fortis may not have discovered, or may have been unable to quantify, undisclosed liabilities of ITC and its subsidiaries and Fortis will not be indemnified for any of these liabilities. If ITC has undisclosed liabilities, Fortis as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of Fortis and on the value of Fortis' common shares after the consummation of the merger.

While the merger agreement is in effect, ITC is subject to restrictions on its business activities.

        Under the merger agreement, ITC is subject to certain restrictions on the conduct of its business and generally must operate its business in the ordinary course in all material respects prior to completing the merger unless ITC obtains the consent of FortisUS, or following the assignment, Investment Holdings, which may restrict ITC's ability to exercise certain of its business strategies. These restrictions may prevent ITC from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to ITC's business prior to the completion of the merger or termination of the merger agreement. These restrictions could have an adverse effect on ITC's business, financial condition and results of operations.

        In addition, the merger agreement prohibits ITC from (i) soliciting or, subject to certain exceptions set forth in the merger agreement, knowingly facilitating or encouraging any inquiry or proposal relating to alternative business combination transactions, or (ii) subject to certain exceptions set forth in the merger agreement, engaging in discussions or negotiations regarding, or providing any nonpublic information in connection with, proposals relating to alternative business combination transactions. The merger agreement also requires ITC to pay FortisUS a termination fee of US$245 million if the merger agreement is terminated under certain circumstances, including if ITC terminates the merger agreement to enter into an agreement that provides for a superior proposal or if ITC's board of directors fails to recommend the merger agreement to its shareholders. These provisions limit ITC's ability to pursue offers from third parties that could result in greater value to ITC's shareholders than the value resulting from the merger. The termination fee may also discourage third parties from pursuing an alternative acquisition proposal with respect to ITC.

The ROEs of ITC's regulated operating subsidiaries may change as a result of the merger.

        On the basis of the merger, FERC or third parties could challenge the ROEs of ITC's regulated operating subsidiaries. Any reduction to the ROEs of ITC's regulated operating subsidiaries resulting from such challenge would have a negative impact on the ability of Fortis to realize all of the anticipated benefits of the merger.

The termination of the merger agreement could negatively impact ITC.

        If the merger is not completed for any reason, including as a result of ITC shareholders failing to approve the merger proposal, the ongoing businesses of ITC may be adversely affected and, without realizing any of the anticipated benefits of having completed the merger, ITC would be subject to a number of risks, including the following:

  •
  ITC may experience negative reactions from the financial markets, including a decline of its stock price (which may reflect a market assumption that the merger will be completed);

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  ITC may experience negative reactions from the investment community, its customers, regulators and employees and other partners in the business community;

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  ITC may be required to pay certain costs relating to the merger, whether or not the merger is completed; and

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  matters relating to the merger will have required substantial commitments of time and resources by ITC management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to ITC had the merger not been contemplated.

        If the merger agreement is terminated and the ITC board seeks another merger, business combination or other transaction, ITC shareholders cannot be certain that ITC will find a party willing to offer equivalent or more attractive consideration than the consideration ITC shareholders would receive in the merger. If the merger agreement is terminated under certain circumstances specified in the merger agreement, ITC may be required to pay FortisUS a termination fee of US$245 million, depending on the circumstances surrounding the termination. If the merger is terminated due to the failure to obtain regulatory approvals, Fortis will be required to pay a termination fee of US$280 million to ITC. If the board of directors of Fortis changes its recommendation of the merger, or resolves to change its recommendation, Fortis will be required to pay ITC a termination fee of US$245 million. See the section entitled "The Merger Agreement—Termination of the Merger Agreement" beginning on page [•] of this proxy statement/prospectus for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination fee and expense payment may be payable by ITC or Fortis, as applicable.

ITC shareholders will not be entitled to appraisal rights in the proposed merger.

        Pursuant to Section 782 of the MBCA, current holders of ITC common stock are not entitled to appraisal rights in the proposed merger with respect to their shares of ITC common stock. Pursuant to the terms of the merger agreement, at the completion of the proposed merger, each share of ITC common stock issued and outstanding (other than shares of ITC common stock held by Fortis, Investment Holdings, Merger Sub or any of Fortis' direct or indirect wholly-owned subsidiaries or ITC or its wholly-owned subsidiaries and ITC restricted stock awards) immediately prior to the completion of the proposed merger will be automatically converted into the right to receive the merger consideration, consisting of 0.7520 of a Fortis common share plus cash consideration of US$22.57 per share or, in the case of certain ITC stock options and equity-based awards, an amount in cash equal to the total number of shares of ITC common stock subject to the option or equity-based award multiplied by the excess, if any, of the option or equity-based award consideration over the exercise price per share of ITC common stock under such option or equity-based award, less applicable withholding taxes. For more information, see the sections entitled "The Merger Agreement—Merger Consideration" and "The Merger Agreement—Treatment of ITC Stock Options and Other Equity-Based Awards" beginning on pages [•] and [•], respectively, of this proxy statement/prospectus.

ITC and Fortis may be targets of additional securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

        Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the merger, then that injunction may delay or prevent the merger from being completed. Following announcement of the merger, three putative class actions were filed by purported shareholders of ITC on behalf of a purported class of ITC shareholders in Oakland County Circuit Court, State of Michigan. Paolo Guerra v. Albert Ernst, et al., No. 2016-151709-CB was filed on February 26, 2016, Harvey Siegelman v. Joseph L. Welch, et al., No. 2016-151805-CB was filed on March 2, 2016, and Alan Poland v. Fortis Inc., et al., No. 2016-151852-CB was filed on March 4, 2016. On March 8, 2016, the ITC board of directors received a demand letter from a fourth purported shareholder demanding that the board remedy the same claimed breaches of fiduciary duty asserted in the complaints. On March 14, 2016, the Guerra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Paolo Guerra v. Albert Ernst, et al., No. 2:16-cv-10914. On March 22, 2016, the Siegelman state court action was dismissed by the plaintiff. On March 23, 2016, the state court entered an order directing that related cases be consolidated with the Poland state court action under the caption In re ITC Holdings Corporation Shareholder Litigation. On March 25, 2016, Guerra amended his federal complaint. The amended complaint dropped FortisUS, Fortis and Merger Sub as defendants and added claims alleging that the defendants violated Sections 14(a) and 20(a) of the Exchange Act because this proxy statement/prospectus is allegedly materially misleading and allegedly omits material facts that are necessary to render it non-misleading. On March 29, 2016, an action captioned Mehrotra v. Welch, et. al., No. 2016-152233-CB was filed in the Oakland County Circuit Court of the State of Michigan naming the individual members of the ITC board of directors, FortisUS and Merger Sub as defendants and asserting the same general allegations and seeking the same types of relief as the other state court actions. On April 8, 2016, an action captioned Harold Severance v. Joseph L. Welch, et. al., No. 2:16-cv-11293 was filed in the United States District Court for the Eastern District of Michigan by the purported shareholder who had previously sent a demand letter to ITC's board of directors on March 8, 2016. The complaint, which purports to bring claims both directly on behalf of the class and derivatively on behalf of ITC, names the individual members of ITC's board of directors, Fortis, FortisUS and Merger Sub as defendants and ITC as nominal defendant, and asserts the same general allegations and seeks the same types of relief as in the Guerra federal court action. On April 8, 2016, Poland filed an amended complaint adding Merger Sub and FortisUS as defendants and naming ITC as nominal defendant. The amended complaint asserts the same general allegations and seeks the same types of relief as in the original complaint, but also purports to assert claims derivatively on behalf of ITC. On April 22, 2016, the Mehrotra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Mehrotra v. Welch, et al., No. 2:16-cv-11449. For information regarding these class actions, see the section entitled "Proposal 1: The Merger—Litigation Relating to the Merger" beginning on page [•] of this proxy statement/prospectus.

Risks Relating to Fortis' Business, Operations and Regulatory Environment

Fortis and its subsidiaries are subject to substantial regulation and its businesses, results of operations, financial condition and cash flows may be materially affected by legislative or regulatory changes.

        Regulated utility assets comprised approximately 96% and 93% of Fortis' total assets as of December 31, 2015 and 2014, respectively. Approximately 96% and 95% of Fortis' operating revenue was derived from regulated utility operations in 2015 and 2014, respectively, and approximately 92% and 91% of Fortis' operating earnings, excluding gains on the sale of non-core assets, were derived from regulated utility operations in 2015 and 2014, respectively. Regulated utility assets comprised approximately 96% of Fortis' total assets as of March 31, 2016. Approximately 99% of Fortis' operating revenue was derived from regulated utility operations for the three months ended March 31, 2016 and approximately 95% of Fortis' operating earnings were derived from regulated utility operations for the three months ended March 31, 2016. Fortis operates nine utilities in various jurisdictions in Canada, the United States and the Caribbean, with no more than one-third of its total regulated assets located in any one regulatory jurisdiction.

        In its business planning and in the management of its subsidiaries' operations, Fortis must address the effects of regulation on its businesses, including the significant and increasing compliance costs imposed on Fortis' operations as a result of such regulation. The federal, provincial, state and local political and economic environment has had, and may in the future have, an adverse effect on regulatory decisions with negative consequences for Fortis' businesses. These decisions may require, for example, Fortis' businesses to cancel or delay planned development activities, to reduce or delay other planned capital expenditures or investments or otherwise incur costs that it may not be able to recover through rates. In addition, Fortis is unable to predict future legislative or regulatory changes, initiatives or interpretations, and there can be no assurance that Fortis will be able to respond adequately or sufficiently quickly to such changes or developments, or to any other changes that reverse or restrict the competitive restructuring of the energy industry in those jurisdictions in which such restructuring has occurred, although any such changes, initiatives or interpretations may increase costs and competitive pressures on Fortis. Any of these events could have a material adverse effect on Fortis' business, results of operations, financial condition and cash flows.

        Further, Fortis' utilities are subject to the jurisdiction of various federal, state, provincial and local regulatory agencies. These regulatory agencies regulate material aspects of Fortis' business, including, among others, the retail and wholesale rates for electric energy and gas energy, capacity and ancillary services, and for the transmission and distribution of energy, the costs charged to customers of Fortis' utilities through tariffs, including cost recovery clauses, the terms and conditions of procurement of electricity for customers, issuances of securities, the provision of services by affiliates and the allocation of those service costs, certain accounting matters, and certain aspects of the siting, construction and transmission and distribution systems. For additional information, see the section entitled "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets" beginning on page [•] of this proxy statement/prospectus.

Changes in interest rates could materially adversely affect the results of operations and financial position of Fortis.

        Generally, allowed ROEs for Fortis' regulated utilities in North America are exposed to changes in long-term interest rates. Such rates affect allowed ROEs directly when they are applied in formulaic ROE automatic adjustment mechanisms or indirectly through regulatory determinations of what constitutes an appropriate rate of return on investment, which may consider the general level of interest rates as a factor for setting allowed ROEs. Uncertainty exists regarding the duration of the current environment of low interest rates and the effect it may have on allowed ROEs of Fortis' regulated utilities. If interest rates continue to remain at historically low levels, allowed ROEs could decrease. The continuation of a low interest rate environment could adversely affect the ability of Fortis' regulated utilities to earn reasonable ROEs, which could have a negative effect on the financial condition and results of operations of Fortis' regulated utilities. Also, if interest rates begin to climb, regulatory lag may cause a delay in any resulting increase in cost of capital and the regulatory allowed ROEs.

        Fortis may also be exposed to interest rate risk associated with borrowings under variable-rate credit facilities, variable-rate long-term debt and refinancing of long-term debt. Although Central Hudson, FortisBC Energy and FortisBC Electric have regulatory approval to defer any increase or decrease in interest expense resulting from fluctuations in interest rates associated with variable-rate credit facilities for recovery from, or refund to, customers in future rates, there can be no assurance that such deferral mechanisms will exist in the future, as the maintenance of such deferrals is dependent on future regulatory decisions. UNS Energy and Central Hudson use interest rate swaps and interest rate caps on variable-rate long-term debt to reduce risk associated with interest rates, as permitted by the regulators. At Fortis' other regulated utilities, if the timing of the issuance of, and the interest rates on, long-term debt are different from those forecast and approved in customer rates, the additional or lower interest costs incurred on the new long-term debt are not recovered from, or refunded to, customers in rates during the period that was covered by the approved customer rates. An inability to flow through interest costs to customers could have a material adverse effect on the results of operations and financial position of Fortis. A change in the level of interest rates could materially affect the measurement and disclosure of the fair value of long-term debt.

If the electricity generation and electricity and natural gas transmission and distribution systems of Fortis do not operate as expected, this could adversely affect the business, results of operations, financial condition and cash flows of Fortis.

        The ability of Fortis to operate its electricity generation and electricity and natural gas transmission and distribution systems is critical to the financial performance of Fortis' business. The ongoing operation of Fortis' facilities involves risks customary to the electric and natural gas industry, including storms and severe weather conditions, natural disasters, wars, terrorist acts, failure of critical equipment and other catastrophic events occurring both within and outside the service territories of Fortis' utilities that could result in service disruptions and the inability to transport electricity or natural gas to customers in an efficient manner. These and other occurrences could lead to lower earnings and/or cash flows if the situation is not resolved in a timely manner or the financial impacts of restoration are not alleviated through insurance policies or regulated rate recovery.

        The natural gas operations of UNS Energy, Central Hudson and FortisBC Energy are exposed to various operational risks associated with natural gas, including pipeline leaks, accidental damage to mains and service lines, corrosion in pipes, pipeline or equipment failure, other issues that can lead to outages or leaks, and any other accidents involving natural gas that could result in significant operational disruptions or environmental liability. Losses incurred by Fortis in respect of such occurrences may lead to lower earnings and/or cash flows if the situation is not resolved in a timely manner or the financial impacts of restoration are not alleviated through insurance policies or regulated rate recovery.

        The operation of UNS Energy's electric generating facilities involves certain risks, including equipment breakdown or failure, interruption of fuel supply and lower-than-expected levels of efficiency or operational performance. Unplanned outages, including extensions of planned outages due to equipment failure or other complications, occur from time to time and are an inherent risk of the generation business. Fortis cannot assure you that UNS Energy's generation facilities will continue to operate in accordance with expectations.

        The operation of electricity transmission and distribution assets is also subject to risks, including the potential to cause fires, mainly as a result of equipment failure, falling trees and lightning strikes to lines or equipment. In addition, a significant portion of Fortis' utilities' infrastructure is located in remote areas, and may be difficult to access in order to perform maintenance and repairs if such assets become damaged. The FortisBC utilities operate in remote and mountainous terrain with a risk of loss or damage from forest fires, floods, washouts, landslides, avalanches and other acts of nature. UNS Energy, FortisBC Energy, FortisBC Electric and Fortis' operations in the Caribbean are subject to risk of loss from earthquakes.

        Fortis and its subsidiaries carry limited insurance that provides coverage for business interruption, liability and property damage. In the event of a large uninsured loss caused by severe weather conditions, natural disasters and certain other events beyond the control of the utility, an application would be made to the applicable regulatory authority to recover these costs through customer rates to offset any loss. However, Fortis cannot assure you that the regulatory authorities would approve any such application in whole or in part.

        Further, Fortis' electricity and gas systems require ongoing maintenance, improvement and replacement. Fortis' utilities could experience service disruptions and increased costs if they are unable to maintain their asset base. The inability to recover, through approved customer rates, the expenditures the utilities believe are necessary to maintain, improve, replace and remove assets; the failure by the utilities to properly implement or complete approved capital expenditure programs; or the occurrence of significant unforeseen equipment failures, despite maintenance programs, could have a material adverse effect on the financial position and results of operations of Fortis' utilities.

        The utilities are responsible for operating and maintaining their assets in a safe manner, including the development and application of appropriate standards, processes and/or procedures to ensure the safety of employees and contractors, as well as the general public. Failure to do so may disrupt the ability of the utilities to safely distribute electricity and gas, which could have a material adverse effect on the operations of the utilities.

Changes in energy laws, regulations or policies could impact Fortis' business, results of operations, financial condition and cash flows.

        The regulatory process, which may be adversely affected by the political, regulatory and economic environment, may limit Fortis' ability to increase earnings and does not ensure that authorized or other earnings levels will be achieved. The disallowance of the recovery of costs incurred by Fortis' utilities, or a decrease in the rate of return that Fortis' utilities are permitted to earn on invested capital, could have a material adverse effect on Fortis' business, results of operations, financial condition and cash flows. Fortis cannot predict whether the approved rate methodologies for any of Fortis' utilities will be changed. In addition, the U.S. Congress periodically considers enacting energy legislation that could assign new responsibilities to FERC, modify provisions of the FPA or the Natural Gas Act of 1938 or provide FERC or another entity with increased authority to regulate transmission matters. Fortis cannot predict whether, and to what extent, Fortis' utilities may be affected by any such changes in federal energy laws, regulations or policies in the future.

Failure by applicable Fortis subsidiaries to meet the reliability standards mandated by the Energy Policy Act of 2005 and similar legislation could have a material adverse effect on Fortis' business, results of operation, financial condition and cash flows.

        As a result of the Energy Policy Act of 2005, or EPAct 2005, owners, operators and users of bulk electric systems are subject to mandatory reliability standards developed by the North American Electric Reliability Corporation, or NERC, and its regional entities including the Western Electricity Coordinating Council, or WECC, and approved and enforced by FERC in the United States. The standards are based on the functions that need to be performed to ensure that the bulk electric system operates reliably. Fortis' utilities located in the United States, British Columbia and Alberta have been, and will continue to be, subject to routine audits and monitoring with respect to compliance with applicable NERC reliability standards, including standards approved by FERC and WECC that will result in an increase in the number of assets (including cyber-security assets) designated as "critical assets," which would subject such assets to NERC cyber-security requirements. NERC, FERC, and WECC can be expected to continue to refine existing reliability standards as well as develop and adopt new reliability standards. Compliance with modified or new reliability standards may subject Fortis' utilities located in the United States, British Columbia and Alberta to new requirements resulting in higher operating costs and/or increased capital expenditures. If any of Fortis' utilities located in the United States were found not to be in compliance with the mandatory reliability standards, it could be subject to penalties of up to US$1.0 million per day per violation. Both the costs of regulatory compliance and the costs that may be imposed as a result of any actual or alleged compliance failures could have a material adverse effect on Fortis' business, results of operations, financial condition and cash flows.

Fortis' businesses are subject to general economic, credit and market conditions.

        Declines in energy sales could adversely impact the results of operations, net earnings and cash flows of Fortis' subsidiaries. For example, the business of UNS Energy is concentrated in the state of Arizona. In recent years, economic conditions in Arizona have contributed significantly to a reduction in retail customer growth and lower energy usage by UNS Energy's residential, commercial and industrial customers. If economic conditions in Arizona do not improve in the future, or if they worsen, retail customer growth rates may stagnate or decline and customers' energy usage may further decline.

        In addition, FortisBC Energy is affected by the trend in housing starts in British Columbia from single-family dwellings to multi-family dwellings, for which natural gas has a lower penetration rate. The growth in new multi-family housing starts continues to significantly outpace that of new single-family homes, which may temper growth in gas distribution volumes.

        Furthermore, the economies of Alberta and Newfoundland are impacted by a number of factors, including the level of oil and gas activity in the provinces, which is influenced by the market prices of oil and gas. A general and extended decline in economic conditions in jurisdictions where Fortis' utilities operate would be expected to result in reduced demand for electricity over time.

        Fortis' service territory in the Caribbean has been impacted by challenging economic conditions in recent years. Activity in the tourism, real estate and construction sectors is closely tied to economic conditions in the region and changes in such activity affect customer electricity demand.

        Significantly reduced electricity demand in Fortis' service areas could materially reduce capital spending forecasts, and specifically capital spending related to new customer growth. A reduction in capital spending would, in turn, affect Fortis' rate base and earnings growth. A severe and prolonged downturn in economic conditions could have a material adverse effect on Fortis' results of operations, net earnings and cash flows despite regulatory measures, where applicable, available to compensate for reduced demand. In addition, an extended decline in economic conditions could make it more difficult for customers to pay for the electricity and gas they consume, thereby affecting the aging and collection of the utilities' trade receivables.

If Fortis or certain of its subsidiaries fail to arrange sufficient and cost-effective financing to fund, among other things, capital expenditures, acquisitions and the repayment of maturing debt, Fortis' financial condition could be adversely affected.

        The ability to arrange sufficient and cost-effective financing is subject to numerous factors, including the results of operations and financial condition of Fortis and its subsidiaries, the regulatory environment in which the utilities operate and the nature and outcome of regulatory decisions regarding capital structure and allowed ROEs, conditions in the capital and bank credit markets, ratings assigned by credit rating agencies, and general economic conditions. Funds generated from operations after payment of expected expenses, including interest payments on any outstanding debt, may not be sufficient to fund the repayment of all outstanding liabilities when due and anticipated capital expenditures. Fortis cannot assure you that sufficient capital will continue to be available on acceptable terms to fund capital expenditures and repay existing debt.

        Fortis expects that consolidated fixed-term debt maturities in 2016 will total $313 million. The ability of Fortis and its subsidiaries to meet long-term debt repayments, when due, will depend on Fortis and its subsidiaries obtaining sufficient and cost-effective financing to replace maturing indebtedness. Activity in the global capital markets may impact the cost and timing of issuance of long-term capital by Fortis and its subsidiaries. Although Fortis and its utilities historically have been successful at raising long-term capital at reasonable rates, the cost of raising capital could increase and there can be no assurance that Fortis and its subsidiaries will continue to have reasonable access to capital in the future.

        Fortis and its currently rate-regulated utilities are subject to risks associated with changes in the credit ratings assigned to them by credit rating agencies. Credit ratings affect the level of credit risk spreads on new long-term debt and credit facilities. A change in the credit ratings could potentially affect access to various sources of capital and increase or decrease finance charges of Fortis and its utilities. For additional information, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Fortis—Liquidity and Capital Resources" beginning on page [•] of this proxy statement/prospectus.

Cyber security breaches, acts of war or terrorism, grid disturbances or security breaches involving the misappropriation of sensitive, confidential and proprietary customer, employee, financial or system operating information could significantly disrupt Fortis' business operations and materially adversely impact Fortis' reputation.

        As operators of critical energy infrastructure, Fortis' utilities face a heightened risk of cyber-attacks. The software and information technology systems used by Fortis and its subsidiaries may be vulnerable to unauthorized access due to hacking, viruses, acts of war or terrorism, and other causes that may result in service disruptions, system failures, and the deliberate or inadvertent disclosure of confidential business and customer information. The ability of Fortis' utilities to operate effectively depends upon developing and maintaining complex information systems and infrastructure that support the operation of generation facilities and transmission and distribution systems, provide customers with billing, consumption and load settlement information, where applicable, and support the financial and general operating aspects of the business.

        Fortis and its subsidiaries have in place security measures, policies and controls designed to protect and secure the integrity of its information technology systems, and safeguard the confidentiality of corporate and customer information. However, cyber-security threats frequently change and require ongoing monitoring and detection capabilities. In the event Fortis' utilities' information technology systems are breached, they could experience service disruptions, property damage, corruption or unavailability of critical data or confidential employee or customer information. A material breach could adversely affect the financial performance of Fortis, its reputation and standing with customers and regulators and expose it to claims of third-party damage. All of these factors could adversely affect Fortis if not resolved in a timely manner, or if the financial impact of such adverse effects is not alleviated through insurance policies or, in the case of regulated utilities, through regulatory recovery. As threats evolve and become increasingly more sophisticated, there can be no assurance that a potential security breach will not occur or that Fortis will be able to quantify the potential impact of such an event.

Fortis' business operations are subject to seasonality, and operations and power production may fall below expectations due to the impact of severe weather or other natural events, which could adversely affect the results of operations and financial condition of Fortis.

        The amount of electricity used by customers can vary significantly in response to seasonal changes in weather and such fluctuations could materially impact the results of operations and financial condition of Fortis' electric utilities. In Canada, Arizona and New York State, cool summers may reduce air conditioning demand, while less severe winters may reduce electric heating load.

        At FortisBC Energy and the gas operations of UNS Energy and Central Hudson, weather has a significant impact on gas distribution volumes as a major portion of the gas distributed is ultimately used for space heating for residential customers. Because of gas consumption patterns, the gas utilities' quarterly earnings typically vary by season and may not be an indicator of annual earnings. The earnings associated with Fortis' regulated gas utilities are generally highest in the first and fourth quarters.

        Although regulatory deferral mechanisms are in place at certain of Fortis' regulated utilities, including Central Hudson, FortisBC Energy, FortisBC Electric and Newfoundland Power Inc., or Newfoundland Power, to minimize the volatility in earnings that would otherwise be caused by variations in weather conditions, the absence of these regulatory deferral mechanisms could have a material adverse effect on the results of operations and financial condition of Fortis' utilities.

        Natural gas and coal-fired generating plants require continuous water flow for their operation. Shifts in weather or climate patterns, seasonal precipitation, the timing and rate of melting, run off, and other factors beyond the control of Fortis, may reduce the water flow to UNS Energy's generation facilities. Any material reduction in the water flow to UNS Energy's generation facilities would limit the ability of UNS Energy to produce and market electricity from those respective facilities and could have a material adverse effect on the results of operations and financial condition of UNS Energy. Any change in regulations or the level of regulation respecting the use, treatment and discharge of water, or respecting the licensing of water rights in the jurisdictions where UNS Energy operates could result in a material adverse effect on the results of operations and financial condition of UNS Energy.

        Earnings from Fortis' non-regulated hydroelectric generation assets in Belize and British Columbia are sensitive to rainfall levels. Extreme climatic factors could cause government authorities to adjust water flows on the Kootenay River, where FortisBC Electric's dams and related facilities are located, in order to protect the environment. This adjustment could affect the amount of water available for generation at FortisBC Electric's plants or at plants operated by parties contracted to supply energy to FortisBC Electric. The Waneta Expansion hydroelectric generating facility, or the Waneta Expansion, is included in the Canal Plant Agreement and will receive fixed energy and capacity entitlements based upon long-term average water flows, which is expected to alleviate the hydrologic risk associated with hydroelectric generation. Prolonged adverse weather conditions could lead to a significant and sustained loss of precipitation over the headwaters of the Kootenay River system, which could reduce FortisBC Electric's entitlement to capacity and energy under the Canal Plant Agreement.

        Despite preparations for severe weather, hurricanes and other natural disasters will always remain a risk to the physical assets of utilities. Moreover, global warming and climate change may have the effect of increasing the severity and frequency of weather-related natural disasters that could affect Fortis' service territories. Although physical utility assets have been constructed and are operated and maintained to withstand severe weather, there is no assurance that they will successfully do so in all circumstances.

        The assets and earnings of Caribbean Utilities Company, Ltd., or Caribbean Utilities, Fortis Turks and Caicos and, to a lesser extent, Central Hudson, Newfoundland Power and Maritime Electric Company, Limited, or Maritime Electric, are subject to hurricane risk. Certain of Fortis' utilities may also be subject to severe weather events, including ice, wind and snow storms. Weather risks are managed through insurance on generation assets, business-interruption insurance and self-insurance on transmission and distribution assets. Under its transmission and distribution license, Caribbean Utilities may apply for a special additional customer rate in the event of a disaster such as a hurricane. Although Fortis Turks and Caicos does not have a specific hurricane cost-recovery mechanism, the utility may apply for an increase in customer rates in the following year if the actual return on rate base assets, or ROA, is lower than the allowed ROA due to additional costs resulting from a hurricane or other significant weather event. Central Hudson is authorized to request, and the New York Public Service Commission, or NYPSC, has typically approved, deferral account treatment for incremental storm restoration costs. To qualify for deferral, storm costs must meet certain criteria as stipulated by the NYPSC. In most cases, Fortis' other regulated utilities can apply to their respective regulators for relief from major uncontrollable expenses, including those related to significant weather-related events.

Fortis' risk management policies cannot fully eliminate the risk associated with commodity price movements, which may result in significant losses.

        Generally, Fortis' subsidiaries have exposure to long- and short-term commodity price movements. Fortis' subsidiaries manage the exposure to risks of commodity price movements through internal risk management policies, enforcement of established risk limits and risk management procedures.

        For example, UNS Energy is exposed to commodity price risk associated with changes in the market price of gas, purchased power and coal. Central Hudson is exposed to commodity price risk associated with changes in the market prices of electricity and natural gas. FortisBC Energy is exposed to commodity price risk associated with changes in the market price of natural gas. Fortis' subsidiaries seek to limit the impact of commodity price volatility on earnings through the use of regulator-approved deferral mechanisms to flow through in customer rates the cost of natural gas, purchased power and coal and various price-risk management strategies, including derivative contracts that effectively fix the price of natural gas, power and electricity purchases. However, the absence of such hedging mechanism in the future could result in increased exposure to market price volatility.

        Certain of Fortis' regulated electric utilities are exposed to commodity price risk associated with changes in world oil prices, which affect the cost of fuel and purchased power. In the past, the impact of this risk has been limited by Fortis' utilities' ability to flow through to customers the cost of fuel and purchased power through base rates and/or the use of rate-stabilization and other mechanisms, as approved by the various regulatory authorities. Although the ability to flow through to customers the cost of fuel and purchased power has limited the effect on earnings of the variability in the cost of fuel and purchased power, there can be no assurance that the current regulator-approved mechanisms allowing for the flow through of the cost of natural gas, fuel, coal and purchased power will continue to exist in the future. Also, a severe and prolonged increase in such costs could materially affect FortisBC Energy, UNS Energy and Central Hudson, despite regulatory measures available to compensate for changes in these costs. The inability of the regulated utilities to flow through the full cost of natural gas, fuel and/or purchased power could have a material adverse effect on the results of operations and financial condition of Fortis' utilities.

Increased foreign exchange exposure may adversely affect Fortis' earnings and the value of some of Fortis' assets.

        Fortis' reporting currency is the Canadian dollar and the majority of its earnings and cash flows are denominated in Canadian dollars. However, a significant portion of its earnings and cash flows are denominated in US dollars. The earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. Although Fortis seeks to limit this exposure through the use of US dollar-denominated borrowings at the corporate level, such actions may not insulate Fortis completely from this exposure. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of Fortis' foreign subsidiaries' earnings, which are denominated in US dollars. The reporting currency of UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and Belize Electric Company Limited, or BECOL, is the US dollar. On an annual basis, it is estimated that a C$0.05, or 5%, increase or decrease in the US dollar relative to the Canadian dollar exchange rate would increase or decrease earnings per common share of Fortis by approximately C$0.04, before considering the impact of the pending acquisition of ITC.

        The operations of ITC are conducted in US dollars and, as a result, following the merger Fortis' consolidated earnings and cash flows may be impacted by movements in the US dollar-Canadian dollar exchange rate to a greater extent than prior to the merger. In particular, any decrease in the value of the US dollar versus the Canadian dollar following the merger could negatively impact Fortis' earnings as reported in Canadian dollars, which could negatively impact Fortis' ability to realize all of the anticipated benefits of the merger.

        Fortis may enter into forward foreign exchange contracts and utilize certain derivatives as cash flow hedges of its exposure to foreign currency risk to a greater extent than in the past. There is no guarantee that such hedging strategies, if adopted, will be effective. In addition, currency hedging entails a risk of illiquidity and, to the extent that the US dollar depreciates against the Canadian dollar, the risk of using hedges could result in losses greater than if the hedging had not been used. Hedging arrangements may have the effect of limiting or reducing the total returns to Fortis if management's expectations concerning future events or market conditions prove to be incorrect, in which case the costs associated with the hedging strategies may outweigh their benefits.

Certain of Fortis' subsidiaries are subject to counterparty default risks.

        Counterparty credit default could have an adverse effect on certain of Fortis' subsidiaries. For example, UNS Energy, Central Hudson and FortisBC Energy may be exposed to credit risk in the event of non-performance by counterparties to derivative instruments. These utilities deal with credit quality institutions in accordance with established credit approval practices. In addition, FortisAlberta Inc., or FortisAlberta, has a concentration of credit risk as a result of its distribution service billings consisting of a relatively small group of retailers. As required under regulation, FortisAlberta seeks to minimize its exposure associated with retailer billings by obtaining from the retailer either a cash deposit, bond, letter of credit or an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating. Despite these mitigation efforts, defaults by counterparties may occur from time to time.

        Any material nonpayment or nonperformance by the derivative counterparties or customers of Fortis' subsidiaries could have a material effect on the results of operations and cash flows of these subsidiaries.

The competitiveness of natural gas relative to alternative energy sources could adversely affect the results of operations, financial condition and cash flows of Fortis.

        If the natural gas sector becomes less competitive due to pricing or other factors, this could have an adverse effect on the Fortis utilities that are involved in natural gas distribution and sales. For example, in FortisBC Energy's service territory, natural gas primarily competes with electricity for space and hot water heating load. Recently, there has been upward pressure on electricity rates in British Columbia, largely due to new investment required in the electricity generation and transmission sectors. To a lesser extent, Fortis' natural gas distribution operations in New York and Arizona compete with the use of oil and propane for space and hot water heating load. The growth in North American natural gas supply, primarily from shale gas production, has resulted in a lower natural gas price environment. Although this has helped to improve natural gas competitiveness on an operating basis, differences in upfront capital costs between electric and natural gas equipment for hot water and space heating applications continue to present challenges for the competitiveness of natural gas on a full-cost basis.

        Government policy has also impacted the competitiveness of natural gas in British Columbia. The Government of British Columbia has introduced changes to energy policy, including greenhouse gas emission reduction targets and a consumption tax on carbon-based fuels. The Government of British Columbia has yet to introduce a carbon tax on imported electricity generated through the combustion of carbon-based fuels. The impact of these changes in energy policy may have a material impact on the competitiveness of natural gas relative to non-carbon-based energy sources or other energy sources.

        There are other competitive challenges impacting the penetration of natural gas in new housing supply, such as the green attributes of the energy source and the type of housing being built. In recent years, FortisBC Energy has experienced a decline in the percentage of new homes installing natural gas compared with the total number of dwellings being built throughout British Columbia.

        In the future, if natural gas becomes less competitive due to pricing or other factors, the ability of FortisBC Energy to add new customers could be impaired, and existing customers could reduce their consumption of natural gas or eliminate its usage altogether as furnaces, water heaters and other appliances are replaced. The above conditions may result in higher customer rates and, in an extreme case, could ultimately lead to an inability of FortisBC Energy to fully recover cost of service, or COS, in rates charged to customers. Such loss could adversely affect the results of operations, financial condition and cash flows of FortisBC Energy.

A disruption in the wholesale energy markets or failure by an energy or fuel supplier could adversely affect Fortis.

        Almost all the electricity and gas Fortis sells to full-service customers is purchased through the wholesale energy markets or pursuant to contracts with energy suppliers. A disruption in the wholesale energy markets or a failure on the part of energy or fuel suppliers or operators of energy delivery systems that connect to Fortis' subsidiaries could adversely affect such subsidiaries' ability to meet its customers' energy needs and could adversely affect Fortis.

        FortisBC Energy is dependent on a limited selection of pipeline and storage providers, particularly in the Lower Mainland, Interior and Vancouver Island service areas. Regional market prices, particularly at the Sumas market hub, have been higher than prices elsewhere in North America during peak winter periods, when regional pipeline and storage resources become constrained in serving the demand for natural gas in British Columbia and the U.S. Pacific Northwest. In addition, FortisBC Energy is highly dependent on a single-source transmission pipeline. In the event of a prolonged service disruption of the Spectra Pipeline System, residential customers of FortisBC Energy could experience outages, thereby affecting revenue and also resulting in costs to safely relight customers. The LNG storage facility on Vancouver Island helps to reduce this risk by providing short-term on-system supply during cold weather conditions or emergency situations.

        Developments are occurring in the region that may increase the demand for gas supply from British Columbia. These include an increase in pipeline capacity to deliver gas from British Columbia to markets outside of British Columbia and the potential development of large-scale LNG facilities to export gas. British Columbia has significant natural gas resources that are expected to be sufficient to meet incremental demand requirements and to continue to supply existing markets. It is uncertain at this time, however, how the pace and location of infrastructure development to connect production to new and existing markets could impact Fortis' access to supply at fair market prices.

        UNS Energy is dependent on third parties to supply fuel, including natural gas and coal. Disruption of fuel supply could impair the ability of UNS Energy to deliver electricity or gas or generate electricity and could adversely affect operations. In addition, a loss of coal suppliers or the inability to renew existing coal or natural gas contracts at favorable terms could significantly affect the ability to serve customers and adversely affect the results of operations and financial condition of UNS Energy.

        Newfoundland Power is dependent on Newfoundland and Labrador Hydro Corporation, or Newfoundland Hydro, for approximately 93% of its customers' energy requirements and Maritime Electric is dependent on the New Brunswick Power Corporation, or NB Power, for approximately 75% of its customers' energy requirements. Fortis' utilities in the Caribbean are dependent on third parties for the supply of all of their fuel requirements in the operation of their diesel-powered generating facilities. A shortage or interruption of the supply of electricity or fuel for any of the above utilities could have a material impact on their operations.

        Newfoundland Power experienced losses of electricity supply from Newfoundland Hydro in January 2013 and January 2014, which prevented it from meeting all of its customers' requirements. The Newfoundland and Labrador Board of Commissioners of Public Utilities, or the PUB, is conducting an inquiry and hearing into these system supply issues and related power interruptions. To the extent it is able, Newfoundland Power intends to participate in the PUB's reviews in 2016. The Government of Newfoundland and Labrador has also engaged consultants to complete an independent review of the current electricity system in the province.

        Future changes in energy supply costs at Newfoundland Power, including costs associated with Nalcor Energy's Muskrat Falls hydroelectric generation development and associated transmission assets, may affect electricity prices in a manner that affects Newfoundland Power's sales. The recovery of Muskrat Falls development costs are expected to materially increase customer electricity rates.

Changes in demand from wholesale customers and failure to extend third-party power purchase and capacity sale contracts could adversely affect Fortis.

        Fortis relies in part on wholesale customers to distribute its energy supply to consumers. FortisBC Electric's indirect customers are served by FortisBC Electric's wholesale customers, who themselves are municipal utilities. The municipal utilities may be able to obtain alternate sources of energy supply, which would result in decreased demand, higher customer rates and, in extreme cases, could ultimately lead to an inability by FortisBC Electric to fully recover its COS in customer rates.

        Additionally, Fortis' regulated electric utilities periodically enter into various power purchase contracts and resale contracts for excess capacity with third parties. Upon expiration of the contracts, there is a risk that Fortis' utilities may not be able to secure extensions of such contracts. If the contracts are not extended, there is a risk of Fortis' utilities not being able to obtain alternate supplies of similarly priced electricity or not being able to secure additional capacity resale contracts. Fortis'

utilities are also exposed to risk in the event of non-performance by counterparties to the various power purchase and resale contracts.

Pension and post-retirement benefit plans could require significant future contributions to such plans.

        Fortis and the majority of its subsidiaries maintain a combination of defined benefit pension and/or other post-employment benefit, or OPEB, plans for a significant number of employees. Approximately 63% of Fortis' total employees are members of defined benefit pension plans and approximately 72% of employees are members of OPEB plans. The employee future benefit plans are subject to judgments utilized in the actuarial determination of the projected benefit obligation and related net benefit costs. The primary assumptions utilized by management are the expected long-term rate of return on assets, the discount rate and the health care trend rate used to value the projected benefit obligation.

        The projected benefit obligation and related net benefit costs can be affected by changes in the global financial and capital markets. There is no assurance that the employee future benefit plan assets will earn the assumed long-term rates of return. Market-driven changes impacting the performance of the employee future benefit plan assets may result in material variations from the assumed long-term rates of return on the assets, which may cause material changes in future plan funding requirements from current estimates and future net benefit costs. Market-driven changes impacting the discount rates or the health care trend rate may also result in material changes in future plan funding requirements from current estimates and future net benefit costs.

        There is also risk associated with measurement uncertainty inherent in the actuarial valuation process, as it affects the measurement of net benefit costs, future funding requirements and the projected benefit obligation.

        Financial market disruptions and significant declines in the market values of the investments held to meet the pension and post-retirement obligations, discount rate assumptions, participant demographics and increasing longevity, and changes in laws and regulations may require Fortis to make significant contributions to the plans. Large funding requirements or significant increases in expenses could adversely impact the business, results of operations, financial condition and cash flows of Fortis.

Certain of Fortis' generation assets are jointly owned with, or are operated by, third parties, and the interests of such third parties may conflict with the interests of Fortis shareholders.

        Certain of the generating stations from which Fortis' utilities receive power are jointly owned with, or are operated by, third parties. Specifically, TEP may not have the sole discretion or any ability to affect the management or operations at the facilities it jointly owns and/or operates and, therefore, may not be able to ensure the proper management of the operations and maintenance of the plants. Further, TEP may have limited or no discretion in managing the changing regulations which may affect such facilities. In addition, TEP will not have sole discretion to address environmental compliance requirements that could require significant capital expenditures or the closure of such generating stations. A divergence in the interests of TEP and the co-owners or operators, as applicable, of such generating facilities could negatively impact the business and operations of TEP. TEP has been subject to disagreement and litigation by third-party owners with respect to the existing agreements for Springerville Unit 1 which are now subject to a settlement agreement pursuant to which TEP has agreed to purchase the interest of the third-party owners. If the purchase by TEP of the third-party owners' interest in Springerville Unit 1 is not completed, the third-party owners may continue to refuse to pay some or all of their pro rata share of Springerville Unit 1's costs and expenses. See the section entitled "Additional Information about Fortis—Business—Legal Proceedings" beginning on page [•] of this proxy statement/prospectus.

Advances in technology could impair or eliminate the competitive advantage of Fortis' businesses.

        The emergence of initiatives designed to reduce greenhouse gas emissions and control or limit the effects of global warming and overall climate change has increased the incentive for the development of new technologies that produce power, enable more efficient storage of energy or reduce power consumption. New technology developments in distributed generation, particularly solar, and energy efficiency products and services, as well as the implementation of renewable energy and energy efficiency standards, will continue to have a significant impact on retail sales, which could negatively impact the results of operations, net earnings and cash flows of Fortis' utilities. Heightened awareness of energy costs and environmental concerns have increased demand for products intended to reduce consumers' use of electricity. Fortis' utilities are promoting demand-side management programs designed to help customers reduce their energy usage. These technologies include renewable energy, customer-owned generation, appliances, battery storage, equipment and control systems. Advances in these, or other technologies, could have a significant impact on retail sales which could negatively impact the results of operations, net earnings and cash flows of Fortis' utilities.

Inherent environmental risks, including fires, contamination of air, soil or water from hazardous substances, natural gas emissions and emissions from the combustion of fuel required in the generation of electricity could cause Fortis to incur significant financial losses.

        Fortis' electric and gas utilities are subject to inherent risks, including fires, contamination of air, soil or water from hazardous substances, natural gas emissions and emissions from the combustion of fuel required in the generation of electricity. Risks associated with fire damage are related to weather, the extent of forestation, habitation and third-party facilities located on or near the land on which the utilities' facilities are situated. The utilities may become liable for fire-suppression costs, regeneration and timber value costs, and third-party claims in connection with fires on land on which their respective facilities are located if it is found that such facilities were the cause of a fire, and such claims, if successful, could be material. Inherent risks also include the responsibility for remediation of contaminated properties, whether or not such contamination was actually caused by the property owner. The risk of contamination of air, soil and water at the electric utilities primarily relates to the transportation, handling and storage of large volumes of fuel, the use and/or disposal of petroleum-based products, mainly transformer and lubricating oil, in the utilities' day-to-day operating and maintenance activities, emissions from the combustion of fuel required in the generation of electricity, and management and disposal of coal combustion residuals. The risk of contamination of air, soil or water at the natural gas utilities primarily relates to natural gas and propane leaks and other accidents involving these substances. Additional risks include environmental reclamation associated with coal mines that supply generating stations in which Fortis utilities have an ownership interest. The key environmental hazards related to hydroelectric generation operations include the creation of artificial water flows that may disrupt natural habitats and the storage of large volumes of water for the purpose of electricity generation. Such inherent environmental risks could subject Fortis to litigation and administrative proceedings that could result in substantial monetary judgments, fines or penalties. To the extent that the occurrence of any of these events is not fully covered by insurance, they could adversely affect the revenue, earnings and cash flow of Fortis. See the section entitled "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets—Environmental Laws and Regulations" beginning on page [•] of this proxy statement/prospectus.

Fortis is not able to insure against all potential risks and may become subject to higher insurance premiums, and the ability of Fortis to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state, provincial or local events and company-specific events, as well as the financial condition of insurers.

        Fortis and its subsidiaries maintain insurance with respect to potential liabilities and the accidental loss of value of certain of their assets, for amounts and with such insurers as is considered appropriate, taking into account all relevant factors, including practices of owners of similar assets and operations. However, a significant portion of the transmission and distribution assets held by Fortis' regulated electric utilities' is not covered by insurance, as is customary in North America, as the cost of coverage is not considered economically viable. Insurance is subject to coverage limits as well as time-sensitive claims discovery and reporting provisions and there can be no assurance that the types of liabilities that may be incurred by Fortis and its subsidiaries will be covered by insurance. Fortis' regulated utilities would likely apply to their respective regulatory authority to recover any loss or liability through increased customer rates. However, there can be no assurance that a regulatory authority would approve any such application in whole, or in part. Any major damage to the physical assets of Fortis and its subsidiaries could result in repair costs, lost revenue and customer claims that are substantial in amount and which could have a material adverse effect on the results of operations, cash flows and financial position of Fortis. In addition, any significant uninsured claims, claims in excess of the insurance coverage limits maintained by Fortis and its subsidiaries, or claims that fall within a significant self-insured retention, could have a material adverse effect on the results of operations, cash flows and financial position of Fortis. Further, there can be no assurance that Fortis and its subsidiaries will be able to obtain or maintain adequate insurance in the future at rates considered reasonable, or that insurance will continue to be available on terms as favorable as the existing arrangements, or that the insurance companies will meet their obligations to pay claims.

Certain of Fortis' regulated utilities and non-regulated energy infrastructure operations may not be able to obtain or maintain all required approvals.

        The acquisition, ownership and operation of electric and gas utilities and assets require numerous licenses, permits, agreements, orders, approvals and certificates, or Approvals, from various levels of government, government agencies and third parties. For various reasons, including increased stakeholder participation, Fortis' regulated utilities and non-regulated energy infrastructure operations may not be able to obtain or maintain all required Approvals. If there is a delay in obtaining any required Approvals, or if there is a failure to obtain or maintain any required Approvals or to comply with any applicable law, regulation or condition of an approval, or there is a material change to any requirement Approval, the operation of the assets and the sale of electricity and gas could be prevented or become subject to additional costs, any of which could have a material adverse effect on Fortis' subsidiaries.

Fortis' subsidiaries are subject to risk from a municipality purchasing their distribution assets or an REA serving more customers in their service territory, which could have a material adverse effect on the results of operations and financial condition of Fortis.

        FortisAlberta serves customers residing within various municipalities throughout its service areas. From time to time, municipal governments in Alberta give consideration to creating their own electric distribution utilities by purchasing the assets of FortisAlberta located within their municipal boundaries. Upon the termination, or in the absence, of a franchise agreement, a municipality has the right, subject to Alberta Utilities Commission, or AUC, approval, to purchase FortisAlberta's assets within its municipal boundaries pursuant to the Municipal Government Act (Alberta), with the price to be as agreed by FortisAlberta and the municipality, failing which it is to be determined by the AUC. Additionally, under the Hydro and Electric Energy Act (Alberta), if a municipality that owns an electric distribution system expands its boundaries, it can acquire FortisAlberta's assets in the annexed area. In such circumstances, the Hydro and Electric Energy Act (Alberta) provides that the AUC may determine that the municipality should pay compensation to FortisAlberta for any facilities transferred on the basis of replacement cost less depreciation. Given the historical population and economic growth of Alberta and its municipalities, FortisAlberta is affected by transactions of this type from time to time.

        Within certain portions of the FortisAlberta's service territory, rural electrification associations, or REAs, have been granted by the AUC the right to provide electric distribution service to their eligible members. Members eligible to receive electric distribution service from an REA are those who meet the specific eligibility criteria defined in the integrated operating agreements between FortisAlberta and REAs. In general, the applicable eligibility criteria has limited the provision of service to customers whose land is used for agricultural activity or as a rural estate property. This historical arrangement has been challenged by some self-operating REAs that are seeking to expand their services to a broader range of customers within the service area that overlaps with that of FortisAlberta. FortisAlberta is actively resisting these efforts on the part of these self-operated REAs, as it believes the legislative scheme in Alberta does not support this type of competition between the regulated utility and these small rural electricity cooperatives. There is a risk that the efforts of these self-operating REAs to expand their services to a broader range of customers could increase their ability to serve customers in competition with FortisAlberta.

        The consequence to FortisAlberta of a municipality purchasing its distribution assets or an REA serving more customers in its service territory would be an erosion of FortisAlberta's rate base, which would reduce the capital upon which FortisAlberta could earn a regulated return. A significant reduction of rate base could have a material adverse effect on the results of operations and financial condition of FortisAlberta.

Changes in tax laws could materially adversely affect the business, results of operations, financial condition and cash flows of Fortis.

        Fortis and its subsidiaries are subject to tax legislation in Canada, the United States and internationally. Ultimate resolution of tax matters may result in material adjustments to tax-related assets and liabilities, which could materially adversely affect the business, results of operations, financial condition and cash flows of Fortis.

        During 2015 there were elections at the federal level and in several provincial jurisdictions of Canada. A change in government can result in the passing of new tax legislation, including a change in rates of taxation. The new federal and provincial budgets are expected to be delivered in early 2016 and any resulting changes could have an impact on Fortis and its Canadian subsidiaries. Any changes in tax legislation could affect Fortis' results of operations, cash flows and financial position.

        In 2015 the U.S. Congress enacted legislation approving the use of bonus depreciation through to 2019, subject to a phase out schedule reducing allowable rates to 50% in 2015 through 2017, 40% in 2018 and 30% in 2019. While this legislation provides greater certainty for planning purposes and reduces the cash tax burden of Fortis' subsidiaries in the United States, any changes in this or other tax legislation in the United States could affect Fortis' results of operations, cash flows and financial position.

        Fortis conducts business in certain tax-free jurisdictions, including Belize and certain countries in the Caribbean. Canada requires the governments of certain tax-free jurisdictions to enter a Tax Information Exchange Agreement, or TIEA, which permits dividends paid from those jurisdictions to be exempted from tax when received in Canada. This legislation allows Fortis to receive a tax-free return of capital from the Caribbean. Certain legislation also provides a mechanism for the repayment of upstream loans that were previously used as a tax-deferred repatriation of earnings. A TIEA has not yet been negotiated between Canada and Belize and there are no indications that Canada will conclude negotiations with the Government of Belize in the near future. Until a TIEA is in place, active business earnings in Belize cannot be repatriated to Canada on a tax free basis; however, the Government of Belize has signed on to the Convention on Mutual Administrative Assistance in Tax Matters, which excludes Belize as a "non-qualifying country." As a result, Fortis is not required to accrue tax on its active business income from Belize, whether or not repatriated to Canada.

        In October 2015, the Organization for Economic Co-operation and Development, or OECD, released its final reports in connection with its action plan to address Base Erosion and Profit Sharing, or the BEPS Action Plan. The basis of the BEPS Action Plan is to identify and curb aggressive tax planning and practices, as well as monitor the international tax systems. Neither Canada nor the United States has implemented the recommendations of the OECD report into tax treaties and domestic law. If any of the BEPS Action Plan recommendations were to be acted upon in Canada or the United States, Fortis would be required to assess the impacts and determine whether any changes to existing tax practices are required.

        The U.S. tax law imposes a limitation on the amount of interest paid by a U.S. corporation to a non-U.S. affiliate that can be deducted for U.S. tax purposes. This rule limits the amount of tax deductible interest which FortisUS can pay to Fortis or to non-U.S. affiliates of Fortis. FortisUS has historically obtained significant funding through loans from non-U.S. affiliates and anticipates that some of the funding for the cash portion of the merger consideration will be so obtained. Various legislation has been proposed in the United States which would, among other things, significantly reduce the ability of FortisUS to deduct such interest, either through a change to the existing limitation on the amount of taxable income against which such interest can be deducted or through a new limitation based on a proportionate share of Fortis' consolidated interest expense. Such changes to the existing limitation are consistent with the BEPS Action Plan. In addition, the U.S. Department of the Treasury recently promulgated proposed regulations under which certain loans between related parties would be treated as equity rather than debt, which would result in a loss of interest deductions after the proposed regulations are finalized. Any further limitation on the ability of FortisUS to deduct interest paid to non-U.S. affiliates could affect Fortis' results of operations, cash flows and financial position.

Fortis' subsidiaries have facilities and provide limited services on lands that are subject to land claims by various First Nations, which may subject Fortis to various legal, administrative and land use proceedings.

        FortisBC Energy and FortisBC Electric maintain gas facilities and electric generation and transmission and distribution facilities and provide limited services to customers on lands that are subject to land claims by various First Nations. A treaty negotiation process involving various First Nations and the governments of British Columbia and Canada is underway, but the basis upon which settlements might be reached in the service areas of FortisBC Energy and FortisBC Electric is not clear. Furthermore, not all First Nations are participating in the process. To date, the policy of the Government of British Columbia has been to endeavor to structure settlements without prejudicing existing rights held by third parties, such as FortisBC Energy and FortisBC Electric. However, there can be no certainty that the settlement process will not have a material adverse effect on FortisBC Energy and FortisBC Electric's results of operations and financial condition.

        The Supreme Court of Canada decided in 2010 that, before issuing regulatory approvals for the addition of new facilities, the British Columbia Utilities Commission, or BCUC, must consider whether the Crown has a duty to consult and accommodate First Nations, if necessary, and if so, whether the consultation and accommodation by the Crown have been adequate. This may affect the timing, cost and likelihood of the BCUC's approval of certain capital projects of FortisBC Energy and FortisBC Electric.

        FortisAlberta has distribution assets on First Nations' lands with access permits to these lands held by TransAlta Utilities Corporation, or TransAlta. In order for FortisAlberta to acquire these access permits, both the Department of Aboriginal Affairs and Northern Development Canada and the individual First Nations land councils must grant approval. FortisAlberta may be unable to acquire the access permits from TransAlta and may be unable to negotiate land-use agreements with property owners or, if negotiated, such agreements may be on terms that are less than favorable to FortisAlberta and, therefore, may have a material adverse effect on FortisAlberta.

Fortis' subsidiaries face the risk of strikes, work stoppages or an inability to negotiate future collective bargaining agreements on commercially reasonable terms.

        Fortis' subsidiaries employ members of labor unions or associations that have entered into collective bargaining agreements with the subsidiaries. Fortis considers the relationships of its subsidiaries with their labor unions and associations to be satisfactory, but there can be no assurance that current relations will continue in the future or that the terms under the present collective bargaining agreements will be renewed. The inability to maintain or renew collective bargaining agreements on acceptable terms could result in increased labor costs or service interruptions arising from labor disputes that are not provided for in approved rate orders at the regulated utilities and which could have a material adverse effect on the results of operations, financial conditions and cash flows of Fortis' utilities.

Fortis and its subsidiaries may suffer the loss of key personnel or the inability to hire and retain qualified employees.

        The ability of Fortis to deliver service in a cost-effective manner is dependent on the ability of Fortis' subsidiaries to attract, develop and retain skilled workforces. Like other utilities in Canada, the United States and the Caribbean, Fortis' utilities face demographic challenges relating to trades, technical staff and engineers. The growing size of Fortis and a competitive job market present ongoing recruitment challenges. Fortis' significant consolidated capital expenditure program will present challenges to ensure Fortis' utilities have the qualified workforce necessary to complete the capital work initiatives.

Fortis and its subsidiaries are subject to litigation or administrative proceedings.

        Fortis' utilities have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. These actions may include environmental claims, employment-related claims and contractual disputes or claims for personal injury or property damage that occur in connection with services performed relating to the operation of Fortis' businesses, or actions by regulatory or tax authorities. Unfavorable outcomes or developments relating to these proceedings or future proceedings, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on the business, financial condition and results of operations of Fortis. In addition, settlement of claims could adversely affect the business, results of operations, financial condition and cash flows of Fortis.

Fortis' existing credit facilities contain, and agreements that Fortis may enter into in the future, including the Merger Credit Facilities, may contain, covenants that could restrict its financial flexibility.

        Fortis' existing credit facilities, and the credit facilities of its subsidiaries, contain covenants imposing certain requirements on Fortis' business including covenants regarding the ratio of indebtedness to total capitalization. Furthermore, Fortis' subsidiaries periodically issue long-term debt, historically consisting of both secured and unsecured indebtedness. Additionally, if contemplated financing sources are unavailable to Fortis on terms acceptable to Fortis on or prior to the closing of the merger, Fortis will borrow amounts under the Merger Credit Facilities to finance the necessary portion of the cash consideration for the merger. These third-party debt agreements, including, if necessary, the Merger Credit Facilities, contain covenants, including covenants regarding the ratio of indebtedness to total capitalization. These requirements may limit the ability of Fortis and its subsidiaries to take advantage of potential business opportunities as they arise and may adversely affect the conduct of Fortis and its utilities' current business, including restricting Fortis' ability to finance future operations and capital needs and limiting its subsidiaries' ability to engage in other business activities. Other covenants place or could place restrictions on Fortis' utilities to, among other things:

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  incur additional debt;

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  create liens;

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  enter into transactions with affiliates;

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  sell or transfer assets; and

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  consolidate or merge.

        Agreements Fortis and its operating subsidiaries enter into in the future may also have similar or more restrictive covenants, especially if the general credit market deteriorates. A breach of any covenant in the existing credit facilities or the agreements governing Fortis' other indebtedness, including, if necessary, the Merger Credit Facilities, would result in an event of default. Certain events of default may trigger automatic acceleration of payment of the underlying obligations or may trigger acceleration of payment if not remedied within a specified period. Events of default under one agreement may trigger events of default under other agreements, although Fortis' regulated utilities are not subject to the risk of default of affiliates. If payments are accelerated as a result of an event of default, the principal and interest on such borrowing would become due and payable immediately. If that should occur, Fortis may not be able to make all of the required payments or borrow sufficient funds to refinance the accelerated debt obligations. Even if new financing were then available, it may not be on terms that are acceptable to Fortis. For more information, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Fortis—Liquidity and Capital Resources" beginning on page [•] of this proxy statement/prospectus.

Fortis may be unable to meet its financial obligations and to pay dividends on its common shares if its subsidiaries are unable to distribute cash to Fortis or repay loans from Fortis.

        Fortis is a holding company and, as such, has no revenue-generating operations of its own. Fortis is dependent on the financial results of its utilities and the related cash payments from these subsidiaries. In addition, Fortis is dependent on external financings to provide the cash that is necessary to make future investments, service debt incurred by Fortis, pay administrative costs and pay dividends. Fortis' subsidiaries are separate legal entities and have no independent obligation to pay dividends to Fortis. Prior to paying dividends to Fortis, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, Fortis' regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to Fortis or may require that Fortis contribute capital. The future enactment of laws or regulations may prohibit or further restrict the ability of Fortis' subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, in the event of a subsidiary's liquidation or reorganization, Fortis' right to participate in a distribution of assets is subject to the prior claims of the subsidiary's creditors. As a result, Fortis' ability to pay dividends on its common shares and meet its financial obligations is reliant on the ability of Fortis' subsidiaries to generate sustained earnings and cash flows and pay dividends to and repay loans.

Risks Relating to Investing in and Ownership of Fortis' Common Shares

Fortis' common shares have no trading history in the United States.

        Fortis' common shares currently trade on the TSX. It is a condition to the completion of the merger that the Fortis common shares issued pursuant to the merger agreement be authorized for listing on the NYSE, in addition to the TSX. Currently, there is no public market in the United States for Fortis' common shares. The price at which Fortis' common shares will trade on the NYSE may be lower than the value for which they are exchanged at the closing of the merger. In addition, because the liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities traded on the NYSE, historical trading prices may not be indicative of the prices at which Fortis' common shares will trade in the future on the NYSE.

Fortis' common shares will be traded on more than one market and this may result in price variations.

        Trading in Fortis' common shares on the NYSE and TSX will take place in different currencies (US dollars on the NYSE and Canadian dollars on the TSX), and at different times (resulting from different trading days and different public holidays in the United States and Canada). The trading prices of Fortis' common shares on these two markets may at times differ due to these and other factors. Any decrease in the price of Fortis' common shares on the TSX could cause a decrease in the trading price of Fortis' common shares on the NYSE and vice versa. There can be no assurance that the expected benefits of listing Fortis' common shares on the NYSE will be realized or, if realized, that such benefits will be sustained.

The market price of Fortis' common shares following the consummation of the merger could be volatile and ITC shareholders could lose all or part of their investment.

        Notwithstanding the fact that Fortis will issue a significant number of common shares to shareholders of ITC in connection with the merger, there is no guarantee that a significant market for the common shares will develop or be sustained on the NYSE following the merger. ITC shareholders may decide to sell the common shares received by them in the merger, which will generally be eligible for immediate resale, rather than remain shareholders of Fortis, which could have an adverse impact on the trading price of the common shares. As Fortis is a Canadian company and is not as well-known to investors in the United States as it is in Canada, investors in Canada may be more likely to purchase any Fortis common shares sold by ITC shareholders following the merger. If a substantial portion of the common shares issued to ITC shareholders are sold to investors in Canada, this may have a material adverse effect on the trading price of Fortis' common shares following the merger. In addition, a perception among investors that such sales will occur could depress the market price of the common shares prior to the issuance of common shares in connection with the merger. In the past, following periods of large price declines in the public market price of a company's securities, securities class action litigation has often been initiated against that company. Litigation of this type against Fortis could result in substantial costs and diversion of management's attention and resources, which would adversely affect its business. Any adverse determination in litigation against Fortis could also subject it to significant liabilities.

As a foreign private issuer, Fortis is permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

        As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, Fortis will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. Following the listing of Fortis' common shares on the

NYSE, Fortis expects to follow Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. Fortis may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of its board of directors, its audit, human resources and governance and nominating committees and separate sessions of independent directors. Accordingly, Fortis' shareholders may not be afforded the same protection as provided under NYSE corporate governance rules. Following Canadian home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. See the section entitled "Additional Information about Fortis—Management of Fortis—Corporate Governance—Compliance with NYSE Standards" beginning on page [•] of this proxy statement/prospectus.

As a foreign private issuer, Fortis will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain U.S. Exchange Act reports, which could result in Fortis' common shares being less attractive to investors.

        As a foreign private issuer, Fortis will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, Fortis will be exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements, and Fortis' officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, Fortis will not be required under the U.S. Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act and Fortis will generally be exempt from filing quarterly reports with the SEC under the U.S. Exchange Act. Fortis will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company's securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company's securities on the basis of the information. Even though Fortis intends to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

        Fortis would lose its foreign private issuer status if a majority of its shares are held by U.S. persons and a majority of its directors or executive officers are U.S. citizens or residents or Fortis fails to meet additional requirements necessary to avoid loss of foreign private issuer status. Although Fortis has elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to Fortis under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs Fortis incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System, or MJDS. If Fortis ceases to be a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Fortis may also be required to modify certain of its policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, Fortis would lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Fortis has not yet completed its determination regarding whether its existing internal controls over financial reporting are compliant with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        Fortis maintains disclosure controls and procedures and internal control over financial reporting pursuant to the Canadian Securities Administrators National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, and has commenced an assessment of whether its current internal controls procedures satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the related rules of the SEC and the Public Company Accounting Oversight Board.

        Pursuant to Section 404(b) of Sarbanes-Oxley and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that Fortis files with the SEC after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Fortis' independent auditors will be required to attest to the effectiveness of Fortis' internal control over financial reporting. The process of obtaining the required attestation from Fortis' independent auditors has commenced and will require the investment of substantial additional time and resources, including by Fortis' Chief Financial Officer and other members of Fortis' senior management, as well as higher than anticipated operating expenses including independent auditor fees. Fortis' failure to satisfy the requirements of Section 404 of Sarbanes-Oxley on an ongoing and timely basis, or any failure in Fortis' internal controls, could result in the loss of investor confidence in the reliability of Fortis' financial statements, which in turn could negatively affect the trading price of Fortis' common shares and could have a material adverse effect on Fortis' results of operations and harm its reputation. Further, Fortis can provide no assurance that its independent auditors will provide the required attestation. If Fortis is required in the future to make changes to its internal controls over financial reporting, it could adversely affect Fortis' operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls over financial reporting from its independent auditors.

Risks Relating to ITC's Business, Operations and Regulatory Environment

        You should read and consider risk factors specific to ITC's business, operations and regulatory environment, which will also affect the combined company. These risks are described in the section entitled "Risk Factors" in ITC's annual report on Form 10-K for the year ended December 31, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

THE ITC SPECIAL MEETING

General

        This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the ITC board of directors for use at the special meeting of ITC shareholders and any adjournments or postponements of the special meeting. When this proxy statement/prospectus refers to the special meeting, it is also referring to any adjournments or postponements of the special meeting. ITC intends to begin mailing this proxy statement/prospectus, the attached Notice of Special Meeting of Shareholders and the accompanying proxy card on or about                        , 2016.

Date, Time and Place of the Special Meeting

        The special meeting of ITC shareholders will be held on                        , 2016, at            , local time, at ITC's corporate headquarters located at 27175 Energy Way, Novi, Michigan 48377.

        If you are an ITC shareholder of record, you may attend the special meeting and vote in person the shares you hold directly in your name. If you choose to attend the special meeting, you must present valid government-issued photo identification such as a driver's license or passport. If you want to vote in person at the special meeting and you hold ITC common stock through a bank, broker or other nominee, you must present valid government-issued photo identification such as a driver's license or passport and a power of attorney or other proxy authority from your broker, bank or other nominee. Please also bring to the special meeting your account statement evidencing your beneficial ownership of ITC common stock as of the record date. ITC reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Purpose of the Special Meeting

        At the special meeting, ITC shareholders will be asked:

          (1)   to consider and vote upon the merger proposal;

          (2)   to consider and vote upon a proposal to approve, on a non-binding, advisory basis, the named executive officer merger-related compensation proposal; and

          (3)   to consider and vote upon the adjournment proposal.

        Shareholders may also be asked to transact such other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting, by or at the direction of the ITC board of directors.

        ITC shareholders must approve and adopt the merger proposal as a condition to the completion of the merger. If ITC shareholders fail to approve and adopt the merger proposal, the merger will not occur. The vote on the named executive officer merger-related compensation proposal is separate from the vote to approve and adopt the merger proposal. Accordingly, a shareholder may vote to approve and adopt the merger proposal and not to approve and adopt the named executive officer merger-related compensation proposal, and vice versa. Because the vote on the named executive officer merger-related proposal is only advisory in nature, it will not be binding on ITC, Fortis or the surviving corporation, or their respective boards of directors or compensation committees thereof. Accordingly, because ITC is contractually obligated to pay such merger-related compensation, the compensation will be payable, subject only to the conditions applicable thereto, if the merger proposal is approved, regardless of the outcome of the advisory vote.

        Other than the matters described above, ITC does not expect a vote to be taken on any other matters at the special meeting or any adjournment or postponement thereof. However, if any other matters are properly brought before the special meeting or any adjournment or postponement thereof for consideration, the holders of proxies will have discretion to vote on such matters in accordance with their best judgment.

Recommendation of the ITC Board of Directors

        The ITC board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, ITC and its shareholders, and resolved to approve and declare advisable the merger agreement and the transactions contemplated thereby, including the merger.

        The ITC board of directors recommends that ITC shareholders vote "FOR" the merger proposal, "FOR" the named executive officer merger-related compensation proposal and "FOR" the adjournment proposal.

Record Date and Outstanding Shares

        The ITC board of directors has fixed the close of business on                        , 2016 as the record date for the special meeting. Only ITC shareholders of record on the record date are entitled to notice of, and to vote at, the special meeting or at any adjournment of the special meeting.

        As of the close of business on the record date, there were approximately            shares of ITC common stock outstanding and entitled to vote at the special meeting, held by approximately            holders of record.

        A list of ITC shareholders as of the record date will be available for review during the special meeting by any ITC shareholder present at the special meeting.

        Holders of ITC common stock on the record date may vote their shares of ITC common stock in person at the special meeting or by proxy as described below under "—Voting by Proxy or in Person."

Quorum

        The required quorum for the special meeting is a majority of the shares outstanding and entitled to vote as of the record date. There must be a quorum present for the meeting to be held. All shares represented at the special meeting in person or by proxy (including those voted by telephone or the Internet) will be counted toward the quorum. Abstentions and broker non-votes will be counted as present in determining the existence of a quorum.

Required Vote

        Merger Proposal.    The affirmative vote of the holders of a majority of the outstanding shares of ITC common stock entitled to vote at the special meeting is required to approve the merger proposal.

        Named Executive Officer Merger-Related Compensation Proposal.    In accordance with Section 14A of the U.S. Exchange Act, ITC is providing its shareholders with the opportunity to approve, by non-binding, advisory vote, certain compensation payments for ITC's named executive officers in connection with the merger, as discussed in the section entitled "Proposal 2: Advisory Vote Regarding Merger-Related Compensation for ITC's Named Executive Officers" beginning on page [•] of this proxy statement/prospectus. The affirmative vote of a majority of the votes cast, in person or by proxy, on this proposal at the special meeting by holders of shares of ITC common stock is required to approve, on a non-binding, advisory basis, the named executive officer merger-related compensation proposal.

        Adjournment Proposal.    The affirmative vote of a majority of the votes cast, in person or by proxy, on this proposal at the special meeting by holders of shares of ITC common stock is required to approve the adjournment proposal.

Voting by ITC's Directors and Executive Officers

        At the close of business on the record date, directors and executive officers of ITC and their affiliates were entitled to vote             shares of ITC common stock, or approximately            % of the shares of ITC common stock issued and outstanding on that date. ITC's directors and executive officers have informed ITC that they intend to vote their shares in favor of the merger proposal and the other proposals to be considered at the special meeting, although none of ITC's directors and executive officers is obligated to do so.

Voting by Proxy or in Person

        Giving a proxy means that an ITC shareholder authorizes the persons named in the enclosed proxy card to vote such shareholder's shares at the special meeting in the manner such shareholder directs.

        If your name is registered on ITC's shareholder records as the owner of shares, you are an ITC shareholder of record, and you may vote your shares by:

          (1)   Telephone, by using the toll-free number 1-800-652-VOTE (8683), or by following the instructions on your proxy card. If you vote by telephone, do not mail in your proxy card.

          (2)   Internet, by going to the voting site at www.investorvote.com/ITC and follow the instructions outlined on the secured website using certain information provided on your card or voting instruction form. If you vote using the Internet, do not mail in your proxy card.

          (3)   Written Proxy, if you received your proxy materials by mail, you may submit your written proxy by completing the proxy card enclosed with those materials and signing, dating and returning your proxy card by mail in the enclosed return envelope, which requires no additional postage if mailed in the United States.

          (4)   Attending the Special Meeting, and voting in person if you are an ITC shareholder of record or if you are a beneficial owner and have a legal proxy from the ITC shareholder of record.

        Submitting a proxy by Internet or by telephone provides the same authority to vote shares as if the shareholder had returned his or her proxy card by mail.

        Each properly signed proxy received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxy or, if no instructions are given on a properly signed proxy, the shares represented by such proxy will be voted "FOR" the merger proposal, "FOR" the named executive officer merger-related compensation proposal and "FOR" the adjournment proposal.

        ITC requests that ITC shareholders complete and sign the accompanying proxy card and return it to ITC in the enclosed postage-paid envelope or submit the proxy by telephone or the Internet as soon as possible.

        If an ITC shareholder's shares are held in "street name" by a broker, bank or other nominee, such shareholder must obtain a voting instruction form from the institution that holds such shares and follow the voting instructions given by that institution.

        If an ITC shareholder plans to attend the special meeting and wishes to vote in person, such shareholder will be given a ballot at the special meeting. If an ITC shareholder's shares are held in "street name" (through a bank, broker or other nominee), such shareholder must obtain a proxy from the record holder to vote such shares in person at the special meeting. Whether or not an ITC shareholder plans to attend the special meeting, ITC requests that each ITC shareholder complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this proxy statement/prospectus. This will not prevent any ITC shareholder from voting in person at the special meeting but will assure that the shareholder's vote is counted if such shareholder is unable to attend the special meeting.

Revocability of Proxies and Changes to an ITC Shareholder's Vote

        ITC shareholders may revoke their proxies and change their votes at any time prior to the time their shares are voted at the special meeting. An ITC shareholder can revoke his or her proxy or change his or her vote by:

          (1)   notifying ITC's Corporate Secretary in writing (at ITC's address set forth in this proxy statement/prospectus);

          (2)   voting again by telephone or Internet (prior to                    at                    Eastern Daylight Time), since only the latest vote will be counted;

          (3)   signing and returning, prior to the special meeting, another proxy card that is dated after the date of the first proxy card; or

          (4)   voting in person at the special meeting (if such shareholder is a shareholder of record or has a legal proxy from a shareholder of record).

        Attendance at the special meeting will not, by itself, revoke your proxy or change your vote. If your shares are held in "street name," you must contact your broker, bank or nominee to revoke your proxy.

Abstentions

        An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. At the special meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. Abstaining from voting will have the same effect as a vote "AGAINST" the merger proposal.

        Under the rules applicable to broker-dealers, brokers, banks and other nominee record holders holding shares in "street name" have the authority to vote on routine proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominee record holders are precluded from exercising their voting discretion with respect to the approval of non-routine matters, including any of the three special meeting proposals. As a result, absent specific instructions from the beneficial owner, brokers, banks and other nominee record holders are not empowered to vote those "street name" shares in connection with the special meeting proposals.

        Since the vote required for the approval of the merger proposal is based on a percentage of the shares of ITC common stock outstanding, abstentions and other unvoted shares will have the same effect as a vote "AGAINST" the merger proposal. However, abstentions and unvoted shares will have no effect on the outcome of the vote for the named executive officer merger-related compensation proposal and the adjournment proposal because the vote required for approval of each of these proposals is based on the number of shares actually voted on the proposal, whether in person or by proxy.

        All beneficial owners of ITC common stock are urged to submit their proxy to indicate their votes or to contact the record holder of their shares to provide instructions on how to vote their shares.

Failure to Vote

        If you are a shareholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or in person at the special meeting, your shares will not be voted at the special meeting, will not be counted as present in person or by proxy at the special meeting and will not be counted as present for purposes of determining whether a quorum exists.

        As discussed above, under NYSE rules, brokers, banks and other nominee recordholders do not have discretionary voting authority with respect to any of the three proposals described in this proxy statement. Accordingly, if you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee and you do not issue voting instructions to your broker, bank or other nominee, your shares will not be voted at the special meeting and will not be counted as present in person or by proxy at the special meeting or counted as present for purposes of determining whether a quorum exists.

        A failure to vote will have no effect on the outcome of the named executive officer merger-related compensation proposal or the adjournment proposal. However, the vote to approve and adopt the merger proposal is based on the total number of shares of ITC common stock outstanding at the close of business on the record date, not just the number of shares that are voted on the merger proposal. As a result, if you fail to vote your shares, it will have the same effect as a vote "AGAINST" the merger proposal.

Inspector of Election; Tabulation of Votes

        The ITC board of directors expects to appoint a representative of Computershare Trust Company, N.A. to act as the inspector of election at the special meeting. The inspector of election will determine the number of shares outstanding, the shares represented at the special meeting, the existence of a quorum and the validity of proxies and ballots, and will count all votes and ballots.

Solicitation of Proxies

        This proxy statement/prospectus is being furnished in connection with the solicitation of proxies by the ITC board of directors. Certain costs related to the filing, printing and distribution of this proxy statement/prospectus shall be shared equally by ITC and Fortis. All other costs of soliciting proxies of ITC shareholders shall be borne by ITC.

        In addition, ITC has retained Georgeson LLC to assist in the solicitation of proxies for a fee of approximately US$12,500, plus reimbursement of expenses.

        Proxies may be solicited by mail, telephone, facsimile and other forms of electronic transmission and may also be solicited by directors, officers and other employees of ITC without additional compensation. Copies of solicitation materials will be furnished to brokers, banks and other nominees holding shares in their names that are beneficially owned by others so that they may forward solicitation materials to beneficial owners. In addition, if asked, ITC will reimburse these persons for their reasonable expenses in forwarding the solicitation materials to the beneficial owners. ITC has requested brokers, banks and other nominees to forward all solicitation materials to the beneficial owners of the shares they hold of record.

Householding

        ITC may send a single copy of this proxy statement/prospectus to any household at which two or more ITC shareholders reside in accordance with SEC rules, unless ITC has received contrary instructions. Each shareholder in the household will continue to receive a separate proxy card. This process, known as "householding," reduces the volume of duplicative information received at your household and helps to reduce ITC's expenses in connection with the special meeting.

        If, at any time, you no longer wish to participate in "householding," you may request separate copies of the proxy statement/prospectus or request that ITC send only one copy to you if you are receiving multiple copies by writing to ITC Holdings Corp., Attn: Corporate Secretary, 27175 Energy Way, Novi, Michigan 48377, or calling (248) 946-3000.

Adjournment

        The ITC special meeting may be adjourned from time to time to reconvene at the same or some other place if sufficient votes are cast in favor of the adjournment proposal. Notice need not be given of any such adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and the record date remains the same. At the adjourned ITC special meeting, the only business that may be transacted is business that might have been transacted at the original meeting. See the section entitled "Proposal 3: Adjournment of the ITC Special Meeting" beginning on page [•] of this proxy statement/prospectus.

 PROPOSAL 1: THE MERGER

        This section of the proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the proposed merger. In addition, important business and financial information about each of ITC and Fortis is included in or incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

Structure

        The merger agreement provides that, upon satisfaction or waiver of the conditions to the merger, Merger Sub will merge with and into ITC. ITC will be the surviving corporation in the merger. As a result of the merger, ITC will cease to be a publicly traded company and cease its separate corporate existence.

Merger Consideration

        Upon the completion of the merger, each share of ITC common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of ITC common stock held by Fortis, Investment Holdings, Merger Sub or any of Fortis' direct or indirect wholly-owned subsidiaries or ITC or its wholly-owned subsidiaries and ITC restricted stock awards) will be converted into the right to receive (i) US$22.57 in cash, without interest, and (ii) 0.7520 of a validly issued, fully paid and non-assessable Fortis common share.

        Based on the number of shares of ITC common stock outstanding as of            , 2016, Fortis would issue approximately            Fortis common shares to ITC shareholders pursuant to the merger agreement. The actual number of Fortis common shares to be issued pursuant to the merger agreement will be determined at completion of the merger based on the exchange ratio and the number of shares of ITC common stock outstanding at such time. Based on the number of shares of ITC common stock outstanding as of            , 2016, and the number of Fortis common shares outstanding as of            , 2016, immediately after completion of the merger, former ITC shareholders would own approximately            % of the outstanding Fortis common shares.

        Based on the closing price of Fortis common shares and the US dollar-to-Canadian dollar exchange rate on February 8, 2016, the last full trading day before the announcement of the merger agreement, the per share value of ITC common stock implied by the merger consideration was US$44.90. Based on the closing price of Fortis common shares on            , 2016, the most recent practicable date prior to the date of this proxy statement/prospectus, the per share value of ITC common stock implied by the merger consideration was US$        . The implied value of the merger consideration will fluctuate, however, as the market price of Fortis common shares and the exchange rate between US dollars and Canadian dollars fluctuate, because a portion of the merger consideration that is payable per share of ITC common stock is a fixed fraction of a Fortis common share, which is valued in Canadian dollars. As a result, the value of the merger consideration that ITC shareholders will receive upon the completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the ITC special meeting. Accordingly, ITC encourages you to obtain current stock price quotations for ITC common stock, Fortis common shares and the exchange rate between US dollars and Canadian dollars before deciding how to vote with respect to the approval of the merger agreement. ITC common stock trades on the NYSE under the symbol "ITC" and Fortis common shares trade on the TSX under the ticker symbol "FTS."

Background of the Merger

        ITC's board of directors regularly reviews and assesses ITC's performance, risks, opportunities and strategy. Additionally, ITC's board of directors and management, together with their legal and financial advisors, periodically review and evaluate industry developments and strategic opportunities and alternatives available to ITC as part of ITC's efforts to strengthen its business and enhance value for its shareholders, which review and evaluation continued following the termination of a potential business combination with Entergy Corp. in December 2013 due to opposition from state regulators. The opportunities and alternatives reviewed throughout the process included, among other things, remaining as a stand-alone entity, potential acquisitions of other companies, share repurchases (including those pursuant to the share repurchase programs authorized in 2014 and 2015), corporate structural alternatives, business combinations and other strategic transactions.

        On March 24, 2015, a representative of Party A, an affiliate of a U.S. publicly traded company, called a representative of ITC on behalf of Party A's chief executive officer to arrange a meeting with Mr. Joseph Welch, Chief Executive Officer, President and Chairman of ITC.

        On April 9, 2015, members of ITC's management met with representatives of Barclays to discuss potential strategic alternatives, including remaining as a stand-alone entity, potential acquisitions of other companies, corporate structural alternatives and business combinations, and the mergers and acquisitions market environment generally.

        On April 28, 2015, at the request of Party A's chief executive officer, Mr. Welch met with the chief executive officer of Party A to discuss, among other things, industry developments, their respective companies and Party A's interest in a potential transaction with ITC.

        On May 26, 2015, Mr. Welch and Ms. Linda Blair, Executive Vice President and Chief Business Unit Officer of ITC, met in person with representatives of Party A to continue to discuss Party A's interest in a potential transaction with ITC.

        In connection with Party A's informal interest regarding a potential transaction with ITC, on June 11, 2015, Mr. Welch and Mr. Rejji Hayes, Senior Vice President and Chief Financial Officer of ITC, met with representatives of Morgan Stanley to discuss the potential involvement of Morgan Stanley to assist ITC with a preliminary review of potential strategic alternatives, including, among other things, remaining as a stand-alone company.

        On July 21, 2015, the chief executive officer of Party B, a U.S. publicly traded company, contacted Mr. Welch to express his interest in meeting with Mr. Welch. Mr. Welch agreed to meet the chief executive officer but that meeting was ultimately never scheduled.

        During the months of July 2015 and August 2015, ITC's management held regular meetings with representatives of Morgan Stanley to discuss their preliminary views on potential strategic alternatives for ITC, including remaining as a stand-alone entity, potential acquisitions of other companies, corporate structural alternatives and business combinations.

        Between July 27, 2015 and August 4, 2015, Mr. Welch and Mr. Hayes met in person with each member of the ITC board of directors to discuss industry developments, regulatory challenges and certain other issues facing ITC, Morgan Stanley's preliminary findings with respect to potential strategic alternatives, including remaining as a stand-alone entity, potential acquisitions of other companies, corporate structural alternatives and business combinations, and Party A's possible interest in a transaction with ITC.

        On August 18, 2015, the ITC board of directors and members of ITC's management met with representatives of Barclays to discuss, among other things, the current trend in shareholder activism.

        On August 19, 2015, the ITC board of directors and members of ITC's management met with representatives of Morgan Stanley to discuss Morgan Stanley's preliminary review of ITC's potential strategic alternatives, including remaining as a stand-alone entity, potential acquisitions of other companies, corporate structural alternatives and business combinations. The members of ITC's board of directors then met in executive session, during which the ITC board of directors authorized management to continue discussions with Party A in connection with Party A's possible interest in a transaction with ITC.

        On August 20, 2015, Mr. Welch and Party A's chief executive officer had a telephonic meeting to discuss a potential transaction.

        On August 24, 2015, ITC and Party A entered into a non-disclosure agreement, which included a standstill restriction, with respect to a potential transaction between ITC and Party A.

        On September 1, 2015, members of ITC's management team made a management presentation to representatives of Party A.

        From September 1, 2015 through September 29, 2015, Party A and its advisors conducted a due diligence review of ITC.

        On September 23, 2015, Mr. Welch met with representatives of Barclays to discuss potential strategic alternatives, including remaining as a stand-alone entity, potential acquisitions of other companies, corporate structural alternatives and business combinations.

        On September 29, 2015, the chief executive officer of Party A contacted Mr. Welch by telephone to verbally communicate Party A's proposal to acquire ITC for US$39.00 per share in an all-cash transaction.

        On September 29, 2015, the ITC board of directors held a telephonic meeting, at which members of ITC's management team were also present, including Mr. Hayes, Christine Mason-Soneral, Senior Vice President and General Counsel of ITC, Ms. Blair, Mr. Jon Jipping, Executive Vice President and Chief Operating Officer, and Ms. Wendy McIntyre, Vice President, Secretary and General Counsel—Enterprise Operations. The ITC board of directors reviewed and discussed Party A's proposal and, in light of then existing facts, circumstances and market conditions, determined not to pursue Party A's proposal at that time.

        On October 23, 2015, a representative of Goldman, Sachs & Co, or Goldman Sachs, on behalf of Fortis, contacted Mr. Hayes to discuss Fortis' interest in a possible acquisition of ITC. That evening, Mr. Hayes contacted Mr. Welch and conveyed the content of his discussion with Goldman Sachs.

        On October 26, 2015, Mr. Welch contacted Mr. Barry Perry, the President and Chief Executive Officer of Fortis, to discuss Fortis' potential interest in a transaction with ITC.

        On October 27, 2015, Party C, a financial party, contacted a representative of ITC to arrange a call with Mr. Welch to discuss a potential transaction with ITC.

        On October 31, 2015, a managing director of Party C had a telephone call with Mr. Welch to express Party C's potential interest in a transaction with ITC.

        In light of the unsolicited interest from Fortis, Party A and Party C, in late October 2015, ITC management worked with representatives of Simpson Thacher & Bartlett LLP, or Simpson Thacher, ITC's regular outside counsel, with respect to the interest expressed by such parties and a process for considering ITC's potential strategic alternatives.

        On November 2, 2015, ITC and Fortis entered into a non-disclosure agreement, which included a standstill restriction, with respect to a potential acquisition of ITC by Fortis. Later that day, representatives of ITC made a management presentation to representatives of Fortis.

        On November 3, 2015, the ITC board of directors held an in-person meeting at which the ITC board of directors discussed, among other matters, ITC's recent stock price performance and the interest of each of Party A, Party C and Fortis in acquiring ITC. After extensive discussion regarding the decrease in ITC's stock price between August 2015 and November 2015 and a further review of ITC's stand-alone prospects and other potential strategic alternatives, including the interest of Fortis, Party A and Party C regarding a transaction with ITC, the ITC board of directors discussed initiating a strategic review process with the goal of assessing the potential value of ITC in a transaction relative to the stand-alone growth prospects for ITC. The ITC board of directors instructed management, with the assistance of Simpson Thacher, to conduct a process to gauge potential interest from other third parties and authorized management to formally engage financial advisors to assist ITC in such a process.

        On November 5, 2015, ITC and Party C entered into a non-disclosure agreement, which included a standstill restriction, with respect to a potential acquisition of ITC by Party C.

        On November 5, 2015, ITC engaged Barclays and Morgan Stanley as financial advisors in connection with the strategic review process based on, among other factors, their overall reputation and experience as investment banking firms, and their respective knowledge of the utilities industry generally and ITC's business and operations.

        On November 6, 2015, members of ITC management and representatives of Barclays and Morgan Stanley had an organizational call to discuss, among other things, the current mergers and acquisitions environment, the interest of Fortis, Party A and Party C, their preliminary views of a potential strategic review process and potential prospective counterparties in connection with such a process.

        On November 9, 2015, representatives of Barclays and Morgan Stanley, consistent with the direction provided by the ITC board of directors, contacted five parties, which included Party A, Party B, Fortis, Party C and Party D (a financial party) to assess their interest in a potential transaction with ITC. These parties were selected based in part on advice from Barclays and Morgan Stanley in respect of their financial capacity and perceived potential interest in a transaction with ITC. On November 10, 2015, Party A declined to participate in the strategic review process despite its preliminary proposal to acquire ITC for US$39.00 per share in an all-cash transaction.

        On November 12, 2015, Fortis submitted a preliminary proposal to ITC with an indicative price of US$44.25 per share in cash, which represented a 40.5% premium to ITC's closing share price of US$31.49 on November 12, 2015. In its preliminary proposal, Fortis requested exclusive negotiations with ITC.

        Later that day, the ITC board of directors held a telephonic meeting, at which members of ITC's management team, including Mr. Hayes, Ms. Mason-Soneral, Ms. McIntyre and Ms. Britt McNulty, Director of Strategic Initiatives, and representatives of Barclays and Morgan Stanley were present. The representatives of Barclays and Morgan Stanley provided the ITC board of directors with an update regarding the strategic review process, including the proposal submitted by Fortis that day. At the request of the ITC board of directors, the members of ITC's management team reviewed ITC's 2016-2020 financial plan, which, after extensive discussion, the ITC board of directors authorized be shared with potential participants in the strategic review process. The ITC board of directors then discussed the potential desirability of retaining independent counsel to advise the ITC board of directors with respect to the strategic review process and the potential formation of an administrative committee to assist the ITC board of directors in connection with the process.

        On November 13, 2015, ITC and Party B entered into a non-disclosure agreement, which included a standstill restriction.

        On November 17, 2015, the ITC board of directors held an in-person meeting, at which members of ITC management were present, including Mr. Hayes and Ms. Mason-Soneral. Management updated the ITC board of directors regarding the Fortis proposal and with respect to the status of the strategic process.

        On November 18, 2015, the ITC board of directors held an in-person meeting, in which representatives of Barclays, Morgan Stanley and Simpson Thacher participated telephonically. The representatives of Barclays and Morgan Stanley provided an update regarding the status of the strategic review process and a preliminary valuation analysis. During an executive session, the ITC board of directors determined to continue the strategic review process and discussions with the participants, but not to grant exclusivity to any party in the process at that time. Simpson Thacher next reviewed with the ITC board of directors the directors' fiduciary duties applicable in the circumstances. The independent directors also determined that Albert Ernst, Hazel O'Leary and Lee Stewart, each an independent director of ITC, should oversee the possible selection of independent counsel to the ITC board of directors.

        Later that day, ITC engaged Dykema Gossett PLLC, or Dykema, to advise on the Michigan law aspects relevant to the strategic review process and Stuntz, Davis & Staffier, P.C., as federal energy regulatory counsel to advise on certain regulatory matters relevant to the strategic review process, including potential FERC approvals.

        On November 19, 2015, Ms. O'Leary and Messrs. Ernst and Stewart, after considering potential law firms to act as independent counsel to the ITC board of directors, interviewed representatives of the Jones Day law firm in New York City regarding the possibility of engaging Jones Day to advise the ITC board of directors with respect to the strategic review process. Following the meeting, Jones Day was engaged by the ITC board of directors as its counsel.

        On November 20, 2015, representatives of Barclays, Morgan Stanley and Simpson Thacher provided an update on the strategic review process to ITC's management.

        On November 21, 2015, access to an electronic data room was provided to each party in the strategic review process which had previously entered into a non-disclosure agreement with ITC.

        On November 23, 2015, ITC and Party D entered into a non-disclosure agreement, which included a standstill restriction.

        Also on November 23, 2015, the ITC board of directors held a telephonic meeting, at which members of ITC's management team, including Mr. Hayes, Ms. Mason-Soneral, Ms. McIntyre, Ms. McNulty and Ms. Nisha Chopra, Director of Mergers and Acquisitions and Special Projects, and representatives of Barclays and Morgan Stanley were present. Representatives of Barclays and Morgan Stanley updated the ITC board of directors regarding the strategic review process, which included a discussion of other third parties who might have potential interest in participating. Based in part on this discussion as well as advice from representatives of Barclays and Morgan Stanley that contacting other parties would reasonably be expected to pose further risk to the confidentiality of ITC's strategic review process, the ITC board of directors determined not to contact additional parties at that time in light of its view, informed by such discussion, that the parties already contacted represented the most credible and likely parties able to consummate a potential transaction with ITC. The ITC board of directors again discussed forming an administrative committee of directors to assist the ITC board of directors in connection with a strategic review process.

        On November 24, 2015, representatives of ITC's management held an initial call with Simpson Thacher and Dykema to discuss the framework of a potential merger agreement and potential key legal issues with respect to a possible transaction.

        On November 30, 2015, Party B communicated to a representative of Barclays that it was not in a position to pursue a transaction with ITC and ceased its participation in the process.

        On November 30, 2015, an article appeared in BloombergNews.com, or Bloomberg News, reporting that ITC was working with financial advisors to conduct a sale process and suggesting a transaction value as high as US$45.00 per share. Later that day, ITC issued a press release announcing that the ITC board of directors had commenced a review of ITC's potential strategic alternatives, including a potential sale. The closing price of ITC common stock on the last trading day prior to the article and the issuance of the press release was US$33.75 per share, and the closing price of ITC's common shares on the first trading day following the publication of the press release and article was US$37.84 per share.

        In the days immediately following the press release, between November 30, 2015 and December 16, 2015, 26 potentially interested parties contacted representatives of Barclays and Morgan Stanley to inquire about the strategic review process (including Party E, a financial party, and Party F, a strategic party). Representatives of Barclays and Morgan Stanley informed each potentially interested party that it should contact members of ITC management if they wished to participate in the process. Other than Party E and Party F, who later executed non-disclosure agreements, none of the interested parties contacted members of ITC management to engage in any further discussions regarding participation in the process.

        On November 30, 2015, Party C and Party D, with the permission of ITC, executed a teaming agreement to allow Party C and Party D to enter into discussions and arrangements with respect to making a joint proposal with respect to a potential transaction involving ITC.

        On December 1, 2015, at the request of Fortis, ITC's management made a second management presentation to representatives of Fortis.

        On December 2, 2015, the ITC board of directors met at the offices of Jones Day in New York, New York. Ms. Mason-Soneral and representatives of Simpson Thacher and Jones Day participated in the meeting and representatives of Dykema, Barclays and Morgan Stanley participated by telephone. During the portion of the meeting in which only the representatives of Jones Day and the ITC board of directors were present, representatives of Jones Day discussed the directors' fiduciary duties applicable in the circumstances. Representatives of Barclays and Morgan Stanley then provided an overview of the inquiries they had received as a result of the Bloomberg News article and the overall status of the strategic review process. The representatives of Barclays and Morgan Stanley indicated that, as of such date, none of the new potentially interested parties that had reached out after the Bloomberg News article had signed a non-disclosure agreement or formally entered the auction process. Representatives of Simpson Thacher then provided a summary of the key terms of a draft of the merger agreement being prepared as part of the process and responded to questions from the directors. The ITC board of directors also determined to establish an administrative committee of the ITC board of directors, consisting of Mr. Ernst, Ms. O'Leary and Mr. Stewart, to assist the ITC board of directors in connection with the engagement of and interaction with legal and other advisors in connection with the process.

        On December 4, 2015, the administrative committee held a telephonic meeting with representatives of Jones Day, and reviewed with Jones Day the matters discussed in the December 2, 2015 board meeting of the ITC board of directors, as well as the possible desirability and process for the ITC board of directors' retention of an independent financial advisor to the ITC board of directors.

        On December 7, 2015, consistent with the direction of the ITC board of directors, members of the ITC management team held a call with Simpson Thacher to discuss the terms of and finalize the initial draft of the merger agreement to be distributed to participants in the strategic review process.

        On December 7, 2015, Party D informed a representative of Barclays that it was not in a position to pursue a transaction with Party C involving ITC and Party D ceased its participation in the process.

        On December 9, 2015, through ITC's virtual data room established in connection with ITC's strategic review process, a draft of the merger agreement was provided to each continuing participant in the process that had previously executed a non-disclosure agreement with ITC and expressed interest in a potential transaction with ITC, with instructions to submit any comments to the draft merger agreement by January 5, 2016 and a definitive valuation proposal by January 11, 2016.

        On December 10, 2015, following discussion among ITC management and representatives of Barclays and Morgan Stanley concerning Party E's potential interest in a transaction with ITC, ITC and

Party E entered into a non-disclosure agreement, which included a standstill restriction. On that same day, ITC made a management presentation to representatives of Party C and Party E.

        Also on December 10, 2015, the ITC board of directors held a telephonic meeting, at which members of ITC's management team, including Messrs. Hayes and Jipping and Mmes. Blair, Mason-Soneral, McIntyre and McNulty, and representatives of Jones Day were present. Management of ITC updated the ITC board of directors on the status of the strategic review process, the due diligence process and Party D's withdrawal from the process. Management also informed the ITC board of directors that, other than Party E, none of the other parties who had previously contacted ITC and its financial advisors following the Bloomberg News article had expressed any further interest in exploring a transaction with ITC.

        On December 11, 2015, Party C sought consent from ITC to partner with Party E, and a separate teaming agreement with Party C and Party E was executed on the same day to allow for Party C and Party E to enter into discussions and arrangements with respect to making a proposal with respect to a possible transaction with ITC.

        On December 17, 2015, representatives of ITC's management held a call with representatives of Barclays, Morgan Stanley, Simpson Thacher and Jones Day to provide an update with respect to the strategic review process. Among other things, the status of the diligence process with each potential bidder, including site visits and the number and nature of diligence questions received from the potential bidders, and a preliminary timeline detailing expected deadlines were discussed.

        Later on December 17, 2015, the ITC board of directors held a telephonic meeting at which members of ITC's management, including Mr. Hayes and Mmes. McIntyre and McNulty, and representatives of Barclays, Morgan Stanley and Jones Day were present. Management provided the ITC board of directors with an update regarding the strategic review process, including that Party C had requested permission to enter into a consortium with Party E and Party F in connection with a potential transaction with ITC. The representatives of Barclays and Morgan Stanley then provided an update regarding the inquiries received as a result of the Bloomberg News article and the strategic review process, including that, to date, none of those parties, other than Party E, had followed up after their informal initial outreach. The representatives of Barclays and Morgan Stanley reviewed preliminary financial metrics with respect to a possible strategic transaction. The ITC board of directors then discussed the possibility of hiring a financial advisor that had not previously worked for ITC to advise the ITC board of directors in connection with the strategic review process and other potential strategic alternatives available to ITC, and following extensive discussion, determined that doing so would be advisable.

        Prior to December 18, 2015, following discussion with representatives of Barclays, Morgan Stanley and ITC management concerning their potential interest in a transaction with ITC, Party C, Party E and Party F, or collectively, the Consortium, sought ITC's consent to partner together with respect to a potential transaction with ITC. On December 18, 2015, ITC and Party F entered into a non-disclosure agreement, which included a standstill restriction, and, later that day, the Consortium and ITC executed a teaming agreement to allow the Consortium to enter into discussions and arrangements with respect to a potential transaction with ITC.

        On December 21, 2015, the administrative committee met with representatives of Jones Day. During the meeting, the representatives of Jones Day and the committee interviewed two potential financial advisors, including Lazard, and Jones Day reviewed with the administrative committee in detail the responses of Lazard and the other potential financial advisor to a questionnaire that Jones Day had prepared regarding client and other relationships with ITC and the potential counterparties that had previously been identified to the ITC board of directors.

        On December 23, 2015, because Party F did not join the process until December 18, 2015, ITC held a supplemental management presentation for representatives of the Consortium for the benefit of Party F.

        On December 24, 2015, the ITC board of directors engaged Lazard to act as the independent financial advisor to the ITC board of directors.

        On December 30, 2015, the administrative committee met in Detroit, Michigan with representatives of Jones Day and Lazard, as well as an individual who had previously been identified by the nominating and governance committee of the ITC board of directors as a candidate for a senior executive position with ITC in connection with the ITC board of directors' ongoing succession planning process. The members of the administrative committee also discussed ITC's ongoing succession planning process in the context of ITC's strategic review process.

        On December 31, 2015, the ITC board of directors held a telephonic meeting to receive an update with respect to the strategic review process and to discuss communication strategy alternatives in connection with various potential outcomes with respect to the strategic review process. Members of ITC management, including Mr. Hayes and Ms. McIntyre, and representatives of Lazard and Jones Day participated in the meeting. Management reviewed with the ITC board of directors the current status of discussions and the diligence process with respect to Fortis and the Consortium, including that each party was instructed to submit mark-ups of the draft merger agreement by January 5, 2016 and a definitive valuation proposal for a transaction with ITC by January 11, 2016.

        On January 3, 2016, the administrative committee met telephonically with representatives of Jones Day and Lazard and discussed the matters discussed at the December 31, 2015 meeting of the ITC board of directors and ITC's ongoing strategic review process generally.

        On January 5, 2016, Fortis submitted a mark-up of a draft of the merger agreement, ITC disclosure schedules and Fortis disclosure schedules to representatives of Barclays and Morgan Stanley. On the same day, the Consortium informed representatives of Barclays and Morgan Stanley that it was not in a position to submit a mark-up of the draft of the merger agreement by the January 5, 2016 deadline, indicating that the Consortium was in the process of finalizing key issues among the three members but expected to deliver a revised draft of the merger agreement on January 11, 2016, along with an indication of value regarding a potential transaction. The Consortium further indicated that its proposal would be subject to completion of the ratings advisory and evaluation process with certain rating agencies and completion of its confirmatory due diligence process, which was estimated to take approximately three to four weeks to complete from the date of acceptance of its proposal. Members of ITC management held a call later that day with representatives of Barclays, Morgan Stanley, Lazard, Simpson Thacher and Jones Day to discuss the revised draft of the merger agreement provided by Fortis and the status of the Consortium's potential bid.

        On January 6, 2016, the ITC board of directors met at ITC's headquarters in Novi, Michigan. Ms. Mason-Soneral and representatives of Lazard were present at the meeting and representatives of Barclays, Morgan Stanley, Simpson Thacher and Jones Day participated telephonically. At the request of the ITC board of directors, representatives of Lazard reviewed the current mergers and acquisitions environment and discussed Lazard's preliminary assessment of the strategic review process. The representatives of Barclays and Morgan Stanley provided an update on the process, including the status of discussions and the diligence process with Fortis and the Consortium. At the request of the ITC board of directors, representatives of Simpson Thacher then discussed their preliminary views and issues regarding the mark-up to the merger agreement delivered by Fortis and received input from the ITC board of directors and ITC management. The ITC board of directors also met in executive session with representatives of Jones Day and Lazard and discussed succession planning in light of the potential lengthy period between signing and closing a transaction due to regulatory approval requirements.

        On January 8, 2016, representatives of Simpson Thacher and White & Case LLP, or White & Case, outside counsel to Fortis, telephonically discussed certain provisions of the mark-up of the merger agreement submitted by Fortis on January 5, 2016. The representatives of Simpson Thacher suggested that Fortis consider certain modifications to the Fortis mark-up of the merger agreement, including as to flexibility with respect to certain interim operating covenants, information regarding the potential equity investment by additional investors, certain employee benefits and retention issues and the size of the termination and reverse termination fees. Also on January 8, 2016, Mr. Welch and Mr. Hayes contacted Mr. Perry to discuss whether Fortis would consider modifications to their mark-up to the merger agreement with respect to providing additional flexibility regarding senior management succession planning.

        On January 10, 2016, the administrative committee met telephonically with representatives of Jones Day and Lazard and discussed the progress of the strategic review process, as well as Fortis' view that, should it proceed with a transaction involving ITC, its consent would be required for ITC to make any senior management changes during the period between signing and closing. The administrative committee also discussed Mr. Welch's willingness to continue to serve as Chief Executive Officer of ITC during a transition period and the related effects of doing so under his employment agreement, which, unless amended, would by its terms be extended through December 2017 unless notice of termination was given by November 21, 2016.

        On January 11, 2016, Fortis submitted a proposal to acquire ITC for US$44.25 per share in an all-cash transaction, or the January 11 Fortis Proposal. The January 11 Fortis Proposal permitted ITC to continue to pay its regularly scheduled quarterly dividends, which could be increased by up to 10% beginning on August 1, 2016. The January 11 Fortis Proposal also included executed financing commitment papers with respect to financing for the potential transaction and a memorandum that discussed certain key merger agreement issues that had been discussed between the respective legal advisors of ITC and Fortis. On that same day, the Consortium submitted a proposed mark-up to the merger agreement and a proposal to acquire ITC for US$37.00 per share in an all-cash transaction, subject to, among other things, completion of an advisory and evaluation process with certain rating agencies and completion of its confirmatory due diligence process, which, as previously communicated to ITC by the Consortium, would require an additional three to four weeks to complete.

        Later that day, Mr. Perry contacted Mr. Welch by telephone to withdraw the January 11 Fortis Proposal, indicating that Fortis had received an unexpected unfavorable report from a national debt rating agency service with respect to the proposed transaction structure in the January 11 Fortis Proposal. As a result, ITC's management, in consultation with the ITC board of directors, decided to extend the deadline of the strategic review process.

        On January 15, 2016, Fortis submitted a revised proposal to acquire ITC for US$41.00 per share in a cash and stock transaction consisting of 54% in cash and 46% in Fortis shares, or the January 15 Fortis Proposal. Fortis, together with its financial advisor, reviewed scenarios for the allocation of stock and cash and considered potential financing arrangements, including a minority investment, as well as the resulting debt levels and credit statistics, as Fortis determined an amount of cash that would provide the most compelling offer to ITC shareholders while maintaining its solid investment-grade credit rating.

        On January 16, 2016, the administrative committee met telephonically with representatives of Jones Day and Lazard to discuss the January 15 Fortis Proposal and the strategic assessment process generally.

        On January 16, 2016, a director of ITC affiliated with Party G, a U.S. publicly traded company, informed Mr. Welch that Party G might be interested in exploring a potential merger of Party G and ITC. The ITC director affiliated with Party G verbally expressed an interest in a stock-for-stock transaction with a preliminary valuation of ITC at approximately US$45.00 per share. On January 16, 2016, representatives of an investment banking firm, on behalf of Party G, contacted a representative of

Lazard to discuss the potential transaction involving ITC and Party G. Following discussions with a representative of Jones Day and Party G on the same day, the ITC director affiliated with Party G informed ITC in writing that, until further notice, he should not receive any information relating to the strategic review process and waived notice of any ITC board of directors meetings so long as the strategic review process was ongoing.

        Pursuant to the direction of the ITC board of directors, during the week of January 18, 2016, representatives of Barclays and Morgan Stanley contacted representatives of Fortis and representatives of the Consortium and requested that they each increase the value of their respective proposals in order to improve the competitiveness of their respective proposals and, in the case of Fortis, that it also increase the portion of the cash consideration to provide further immediately realizable value and certainty of value to ITC's shareholders.

        On January 22, 2016, consistent with the ITC board of directors' direction, representatives of Barclays and Morgan Stanley contacted Party A to discuss submitting a revised proposal to acquire ITC at a price higher than the initial proposal of US$39.00 per share in an all-cash transaction submitted on September 29, 2015. Also on January 22, 2016, the Consortium submitted a revised proposal to acquire ITC at US$37.35 per share in an all-cash transaction, a US$0.35 per share increase from its January 11, 2016 proposal.

        On January 23, 2016, representatives of Barclays and Morgan Stanley and the chief executive officer and other representatives of Party A discussed whether Party A continued to have a potential interest in a transaction with ITC, and requested that Party A make a revised proposal if it remained interested. The representatives of Party A requested additional information in order to assess whether it would make a revised proposal in connection with the strategic review process. On January 25, 2016, ITC provided the requested information to Party A to aid in its evaluation.

        On January 23, 2016, the administrative committee met telephonically with representatives of Jones Day and Lazard to discuss the status of the strategic review process.

        On January 25, 2016, the ITC board of directors held a telephonic meeting to receive an update with respect to the strategic review process. Ms. Mason-Soneral and representatives of Barclays, Morgan Stanley, Lazard, Simpson Thacher and Jones Day participated in the meeting. Representatives of Barclays and Morgan Stanley provided an update with respect to the revised Fortis proposal, the revised Consortium proposal and the current status of discussions with Party A and Party G. The board discussed the status of the process and directed ITC's management, with the assistance of Barclays, Morgan Stanley and Lazard, to undertake further reverse due diligence regarding Fortis in order to better understand the value of Fortis stock that potentially could be issued should ITC pursue a transaction with Fortis, and continue to pursue a potential transaction with Party G and any other party continuing in the process.

        Following the January 25, 2016 meeting of the ITC board of directors, representatives of Barclays and Morgan Stanley contacted representatives of Party A, the Consortium, Party G and Fortis and advised such parties to submit their best and final proposals in advance of the meeting of the ITC board of directors tentatively scheduled for late in the week of February 1, 2016.

        On January 26, 2016, Party G submitted a letter to ITC expressing its interest in a stock-for-stock merger with ITC valuing ITC within a range of US$39.00 to US$42.00 per share and indicated that Party G would need approximately three weeks to complete confirmatory due diligence.

        On January 27, 2016, ITC and its advisors commenced additional reverse due diligence of Fortis. In addition, ITC and Party G entered into a non-disclosure agreement, which included a standstill restriction, with respect to a potential transaction between ITC and Party G, and Party G was provided a draft of the merger agreement and disclosure schedules through ITC's virtual data room established in connection with the strategic review process.

        On January 29, 2016, ITC made a management presentation to representatives of Party G, following which ITC and its advisors provided a list of reverse due diligence questions to Party G.

        On January 29, 2016, Fortis provided initial responses to the reverse due diligence questions prepared by ITC and its advisors. On February 1, 2016, ITC and its advisors provided Fortis an additional set of reverse due diligence questions, which were supplemented based on the January 29, 2016 due diligence responses provided by Fortis.

        Also on January 29, 2016, at ITC's request, Party A verbally reaffirmed its all-cash offer to acquire ITC at US$39.00 per share and indicated that it would not increase its proposed valuation.

        On February 1, 2016, an article appeared in Bloomberg News stating that ITC had received bids to acquire ITC, including a bid from Fortis. The closing price of ITC common stock on this date was US$40.33 per share.

        On February 3, 2016, Fortis delivered to ITC a revised proposal to acquire ITC in a cash and stock transaction consisting of a fixed exchange ratio of 0.7520 Fortis common shares plus US$22.57 in cash for each share of outstanding ITC stock. The proposal represented total value of US$44.46 per share of ITC common stock based on the closing price of Fortis common shares of $40.86 and an exchange rate of 0.712504 Canadian dollars per US dollar as of February 2, 2016. Fortis also delivered a revised draft of the merger agreement with its proposal.

        On February 3, 2016, Party G delivered to ITC a revised proposal, proposing to acquire ITC in an all-stock transaction valuing ITC within a range of US$40.00 to US$43.00 per share. Party G also indicated that it would require approximately three additional weeks to complete its due diligence of ITC upon being granted access to the virtual data room. Party G did not submit a mark-up of the draft merger agreement.

        On February 4, 2016, the ITC board of directors met in Novi, Michigan. Present at the meeting were members of the management team of ITC and representatives of Lazard, Barclays, Morgan Stanley, Simpson Thacher and Jones Day. At the meeting, representatives of Barclays, Morgan Stanley, Lazard and Simpson Thacher each provided the ITC board of directors with an update regarding the strategic review process, including the current proposals from Fortis, Party A, the Consortium and Party G. The ITC board of directors reviewed the proposals and discussed the terms of each with the legal and financial advisors of ITC and the management of ITC and its financial and legal advisors. Representatives of the financial advisors reviewed with the ITC board of directors their preliminary valuation analyses with respect to the various proposals and ITC's strategic plan. Representatives of the legal advisors provided an overview of the material issues raised by Fortis' mark-up of the merger agreement and the regulatory process relating to the proposals. ITC management reviewed with the ITC board of directors the results to date of its due diligence investigation of Fortis. After extensive consideration and discussion, including as to the merits and risks of pursuing a transaction as compared to ITC continuing to pursue its strategic plan as a stand-alone entity, as well as the merits and risks of the various proposals, the ITC board of directors directed senior management to inform Fortis that it was willing to engage in discussions regarding a potential transaction, as long as Fortis provided access for ITC to conduct further reverse due diligence, and that management should also continue to pursue the other potential bidders, including requesting additional information from Party G to assess its proposal.

        On February 4, 2016, members of ITC's management team and ITC's financial and legal advisors prepared and delivered to Fortis a supplemental set of due diligence questions.

        On February 5, 2016, Fortis' management team made a telephonic presentation to ITC's management team and representatives of Barclays, Morgan Stanley, Lazard, Jones Day and Simpson Thacher regarding the operations and strategic plan of Fortis. On the same day, Fortis had a conference call with ITC's management team and representatives of Barclays, Morgan Stanley, Lazard and Simpson Thacher to address outstanding due diligence items, including tax, accounting, regulatory, operations, legal and other matters.

        Between February 5, 2016 and the evening of February 8, 2016, representatives of ITC, Fortis, Simpson Thacher, Jones Day and White & Case negotiated and exchanged multiple drafts of the merger agreement and disclosure schedules and held multiple conference calls to discuss and negotiate the outstanding issues in the merger agreement and disclosure schedules.

        On February 6, 2016, representatives of Lazard provided a list of reverse due diligence questions to representatives of Party G.

        On February 7, 2016, the administrative committee held a telephonic meeting with representatives of Jones Day and Lazard to discuss the developments since the February 4, 2016 meeting of the ITC board of directors and the strategic review process generally.

        Also on February 7, 2016, the ITC board of directors held a telephonic meeting to discuss the strategic review process. Members of ITC's management team and representatives of Barclays, Morgan Stanley, Lazard, Simpson Thacher and Jones Day updated the ITC board of directors on ITC's due diligence of Fortis and on the status of the other proposals, including the price and relative conditionality of such proposals. The ITC board of directors discussed and compared the valuation of Fortis' proposal, the other proposals and ITC's strategic plan. Additionally, representatives of Simpson Thacher advised the ITC board of directors on the current terms of the draft of the merger agreement as proposed by Fortis. The non-executive members of the ITC board of directors also met with the representatives of Jones Day and discussed Fortis' position that, should it proceed with a transaction involving ITC, its consent would be required for ITC to make senior management changes between signing and closing of a transaction. The representatives of Jones Day informed the independent directors that, in order to respond to Fortis' position and minimize potential future costs to ITC in the event that the potential transaction ultimately did not close, they had discussed with Mr. Welch the possibility of amending his existing employment to, among other things, provide that his employment would become "at will" effective as of December 21, 2016.

        In the evening of February 7, 2016, Messrs. Welch and Perry had a telephonic call to negotiate remaining open issues in the possible merger agreement, including the amount of termination fees payable by ITC and Fortis under certain circumstances and certain employee benefits and retention related matters.

        On February 8, 2016, the ITC board of directors held a telephonic meeting with members of ITC's management and representatives of Barclays, Morgan Stanley, Lazard, Simpson Thacher, Jones Day and Dykema also in attendance. The representatives of Jones Day reminded the ITC board of directors of the prior discussions regarding the duties of directors in circumstances like those presented and also reviewed the duties of directors generally applicable to the consideration of a transaction like that under consideration. The representatives of Jones Day reviewed the interests of directors in the possible transaction that were in addition to or different from the interests of shareholders generally, as described in the section entitled "—Financial Interests of Certain ITC Directors and Executive Officers in the Merger" beginning on page [•] of this proxy statement/prospectus. Management updated the ITC board of directors on the status of discussions and negotiations with respect to a potential transaction with Fortis and with respect to the results of ITC's reverse due diligence investigation of Fortis. Representatives of Simpson Thacher reviewed the material terms of the merger agreement, explaining how outstanding issues since the prior meeting of the ITC board of directors were proposed to be resolved, including the amount of termination fees payable by ITC and Fortis under certain circumstances and certain employee benefits and retention related matters. The representatives of each of Barclays, Morgan Stanley and Lazard then reviewed with the ITC board of directors their respective financial analyses of each of ITC and Fortis on a stand-alone basis and of the merger consideration offered by Fortis, including comparisons of the merger consideration offered by Fortis to the proposals from Party A, the Consortium and Party G. After discussion with the ITC board of directors, Barclays, Morgan Stanley and Lazard rendered their respective firms' oral opinions, which were in each case confirmed by delivery of a written opinion dated as of the date of the merger agreement, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, qualifications and limitations upon the review undertaken in preparing such opinions, the merger consideration to be paid to the holders of ITC common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders (other than excluded holders, in the case of Lazard's opinion). For a more detailed discussion of Barclays', Morgan Stanley's and Lazard's opinions and such material financial analyses, see the section entitled "—Opinions of ITC's Financial Advisors" beginning on page [•] of this proxy statement/prospectus.

        During the course of the February 8, 2016 ITC board of directors' meeting, Party G delivered a revised proposal to enter into a transaction with ITC in an all-stock transaction, valuing ITC at approximately US$43.25 per share and indicating that Party G would require approximately two additional weeks to complete its due diligence. The ITC board of directors, with the assistance of the financial advisors, reviewed the revised Party G proposal, noting that the multiple of earnings at which ITC is valued and multiple of earnings at which companies in the industry in which Party G operated are valued would likely result in substantial degradation in value for ITC shareholders if the two companies were combined, and that there was a substantial risk that Fortis would abandon its pursuit of ITC, or adversely change the terms of its proposal, were ITC to delay the process for the period of time that Party G indicated it would require to finalize its proposal. The ITC board of directors also discussed the strategic, business and legal considerations relating to the proposed transaction with Fortis, the risks and benefits of the transaction compared to other alternatives available to ITC, including the recently received proposal from Party G, and the terms of the merger agreement. See the section entitled "—ITC's Reasons for the Merger; Recommendation of the ITC Board of Directors" beginning on page [•] of this proxy statement/prospectus. The non-executive directors then met in executive session with representatives of Jones Day and Lazard to discuss the possible amendment to Mr. Welch's employment agreement in connection with the transactions on the terms described in the section entitled "—Financial Interests of Certain ITC Directors and Executive Officers in the Merger" beginning on page [•] of this proxy statement/prospectus, as negotiated by representatives of Jones Day in consultation with the chairman of the compensation committee of the ITC board of directors. The independent directors discussed the fact that, absent the amendment, Mr. Welch's employment agreement would automatically renew under the provisions of his employment agreement unless ITC gave notice of non-renewal prior to November 21, 2016. Thereafter, the independent directors voted to recommend to the full board that it authorize ITC to pursue the transaction proposed by Fortis. The full board then reconvened with representatives of management, Barclays, Morgan Stanley, Simpson Thacher and Dykema also rejoining the meeting. Following further discussion, the members of the ITC board of directors in attendance at the meeting (which excluded the ITC director affiliated with Party G) unanimously (1) determined that it was in the best interests of ITC and its shareholders, and declared it advisable, to enter into the merger agreement, (2) approved the execution, delivery and performance of the merger agreement and the consummation of the merger contemplated thereby, on the terms and conditions set forth in the merger agreement, and (3) resolved to recommend approval of the merger agreement by ITC's shareholders. The directors (with Mr. Welch abstaining) also approved the amendment to Mr. Welch's employment agreement.

        In the evening of February 8, 2016, the Fortis board of directors held a telephonic meeting, at which management of Fortis and Fortis' financial and legal advisors reviewed the proposed transaction between Fortis and ITC. Following discussion, the Fortis board of directors unanimously adopted resolutions approving the merger substantially in the form contemplated by the merger agreement and the other transactions and agreements contemplated by the merger agreement, including the share issuance and its obligation to recommend that the shareholders of Fortis vote in favor of the approval of the share issuance.

        On February 9, 2016, ITC, Fortis, FortisUS and Merger Sub executed the merger agreement and related documents. Fortis also delivered executed copies of the debt commitment letters on the same day. ITC and Fortis issued a joint press release announcing the execution of the transaction documents before the opening of the U.S. and Canadian markets on February 9, 2016.

        The standstill provisions in the non-disclosure agreements between ITC and Parties A, B, C, D, E, F and G ceased to be effective or by their terms permitted such party to make private proposals or offers or the ability to seek a waiver of such standstill provision following the execution of the merger agreement and related documents.

Board of Directors and Management of Fortis and ITC after the Merger

        Upon completion of the merger, the current directors and executive officers of Fortis are expected to continue in their current positions, other than as may be publicly announced by Fortis in the normal course. Fortis' shareholders elected 12 directors to the Fortis board at the May 5, 2016 annual and special meeting of Fortis shareholders.

        It is anticipated that the executive officers of ITC will continue in their existing capacity in the surviving corporation. Immediately following the completion of the merger, the ITC board of directors will be comprised of not more than nine directors, including the chief executive officer of ITC. Within six months following the closing of the merger, the ITC board of directors will be comprised of the chief executive officer of ITC, a minority of directors serving as representatives of Fortis and a majority of "independent" directors. The minority investor will also have the right to appoint one director to the ITC board of directors as long as it owns at least 9.95% (except in specified instances of dilution) of the outstanding common stock of Investment Holdings. ITC's chief executive officer, ITC's board of directors and Fortis' board of directors will make recommendations regarding the identification and appointment of the "independent" directors, which will be "independent" of MISO and the Southwest Power Pool Inc., or SPP. Further, Joseph Welch, current Chief Executive Officer, President and Chairman of ITC, will be permitted to attend, but not participate in, all meetings of the Fortis board of directors during the period from the effective time until the first annual general meeting of Fortis shareholders following the merger. Fortis shall use its reasonable efforts to cause Mr. Welch to be elected to the Fortis board of directors at the first and second annual general meetings of Fortis shareholders after the merger, unless he is still then the Chief Executive Officer of the surviving corporation, in which case such appointee to the Fortis board of directors would be a person mutually agreed by the board of directors of the surviving corporation and the Fortis board of directors, in consultation with Mr. Welch.

        Information about Mr. Welch and Fortis' current directors and executive officers can be found in the documents listed under "Where You Can Find Additional Information" and in the section entitled "Additional Information about Fortis—Management of Fortis—Fortis Directors and Executive Officers" beginning on page [•] of this proxy statement/prospectus.

Fortis' Reasons for the Merger

        Fortis is focused on regulated activities in Canada, the United States and the Caribbean, including gas and electric utilities, and non-regulated long-term contracted electricity generation. The merger with ITC supports Fortis' strategic framework, which focuses on growth, operational excellence and prudent capital allocation. The generation of synergy savings is not the driving force of the merger. Rather, the merger will create a stronger and larger platform for future growth for both companies. Accordingly, there have been no calculations undertaken regarding any potential synergistic savings. In approving the merger and the other transactions contemplated by the merger agreement, the Fortis board considered a variety of factors related to these strategic priorities, including the following:

  •
  the addition of ITC, the largest independent regulated electric transmission utility in the United States, is expected to allow Fortis to become one of the top 15 North American public utilities ranked by enterprise value, establishing scale and an additional platform for rate base growth and investment opportunity in a supportive FERC regulatory environment;

  •
  the proposed transaction is expected to be accretive to earnings per common share in the first full year following closing (excluding one-time merger-related expenses) and, together with ITC's predictable cash flows, the transaction is expected to support Fortis' average annual dividend growth target of 6% through 2020;

  •
  the acquisition of ITC represents an opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, increase regional economic diversity, and lower overall regulatory risk;

  •
  the FERC-regulated electric transmission sector generates stable and predictable cash flows without commodity or fuel exposure;

  •
  the addition of ITC's portfolio of regulated utilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas, Oklahoma and Wisconsin to Fortis' utilities in five Canadian provinces, the U.S. states of New York and Arizona and three Caribbean countries will further reduce Fortis' exposure to a downturn in any particular region served by the Fortis utilities;

  •
  ITC's tariff rates are regulated by FERC, which provides reasonable returns and equity ratios using a forward-looking rate setting mechanism with an annual true-up, providing timely cost recovery and reducing regulatory lag;

  •
  the availability of FERC incentive "adders" for, among other things, the ownership and operation of transmission by independent transmission companies;

  •
  ITC's proven track record of successfully executing capital programs on time and on budget will help ensure Fortis is positioned to benefit from the significant need for capital investment in the aging U.S. electric transmission sector to improve reliability, expand access to power markets, allow new generating resources to interconnect to the transmission system and lower the overall cost of energy delivery;

  •
  with its economies of scale and geographic footprint, ITC is favorably positioned to participate in the significant transmission investment opportunity fostered by clean energy policies;

  •
  ITC's experienced and execution-focused management team will continue to operate independently under the ownership structure of Fortis, with the benefit of access to additional capital and the utility management experience and expertise of Fortis;

  •
  the track record of ITC management of delivering strong earnings per share growth, total shareholder return, cash flow from operations and operational efficiencies, while delivering safe, reliable and cost efficient energy service;

  •
  the ability of Fortis to maintain its financial strength and an investment grade credit rating through execution and closing of the transaction;

  •
  Fortis' management's belief that Fortis and ITC have similar corporate cultures and values;

  •
  the fact that in connection with the transaction, Fortis will become a publicly traded company in the U.S., which is expected to provide Fortis with greater access to capital and future financing sources (see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Fortis—Overview—Pending Merger with ITC" beginning on page [•] of this proxy statement/prospectus);

  •
  the transaction is expected to offer Fortis the ability to compete more effectively in a consolidating industry;

  •
  Fortis will be entitled to a termination fee of US$245 million under certain circumstances if the merger agreement is terminated by Fortis or ITC;

  •
  the annual dividend growth rate of Fortis, together with the enhanced pipeline for new projects and potential growth opportunities through the addition of ITC, should enhance the attractiveness of the combined company to investors;

  •
  the transaction will strengthen the position of Fortis in the United States; and

  •
  the required regulatory approvals from certain state and U.S. federal agencies, including FERC, FTC/DOJ, CFIUS and FCC are expected to be received prior to the end date. For more information about the status of these applications, see the section entitled "—Regulatory Approvals Required for the Merger" beginning on page [•] of this proxy statement/prospectus.

        In connection with its deliberations relating to the merger, the Fortis board also considered potential risks and negative factors concerning the merger and the other transactions contemplated by the merger agreement, including the following:

  •
  the risk that the transaction might not be completed in a timely manner or at all;

  •
  the risk that the regulatory approval process could result in undesirable conditions, impose burdensome terms, and/or result in increased pre-tax transaction costs;

  •
  the potential length of the regulatory approval process and the related period of time during which Fortis will be subject to the restrictions in the merger agreement;

  •
  the effect that the length of time from announcement until closing could have on the market price of Fortis common shares, Fortis' operating results (particularly in light of the significant costs incurred in connection with the merger), and the relationships with Fortis' employees, shareholders, customers, partners and others that do business with Fortis;

  •
  the fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the merger consideration to be received by ITC shareholders in the merger as a result of a possible increase in the trading price of Fortis' common shares following the announcement of the merger, while noting that the significant cash portion of the merger consideration will reduce the impact of an increase in the trading price of Fortis common shares on the value of the merger consideration;

  •
  potential challenges associated with coordinating Fortis' and ITC's operations;

  •
  the fact that Fortis has limited experience in the independent transmission industry;

  •
  the risk that any inability to maintain the current management team of ITC could affect the combined company, as Fortis recognizes the value of ITC's management and expertise and the value that ITC's local management brings to ITC's utilities;

  •
  potential negative regulatory outcomes and the impact on allowed ROE that may result from the base rate complaints against certain of the ITC regulated operating subsidiaries;

  •
  the risk that if the merger agreement is terminated, Fortis may be obligated to pay a termination fee of US$245 million or US$280 million under certain circumstances;

  •
  the fact that the merger agreement provides for the ability of the ITC board of directors to, under certain circumstances, in a manner adverse to Fortis, withhold, withdraw, amend, modify or qualify its recommendation that ITC shareholders approve the merger agreement;

  •
  the enhanced regulatory burden and risk of exposure to litigation and regulatory action as a result of Fortis becoming a registrant with the SEC and having its common shares listed on the NYSE;

  •
  the potential impact on the market price of Fortis common shares as a result of the issuance of the share consideration to ITC shareholders and the listing of the common shares on the NYSE;

  •
  the fact that Fortis will incur substantial additional indebtedness in connection with the merger that could adversely affect Fortis and its financial position, including its credit rating;

  •
  the absence of a financing condition and ITC's ability to specifically enforce Fortis' obligations under the merger agreement and associated risks relating to Fortis' merger financing plans;

  •
  the potential that increases in interest rates could lead to the combined company's growth opportunities being delayed or not pursued;

  •
  the risk and likelihood of litigation arising against ITC and Fortis in connection with the merger; and

  •
  the fact that no material synergy savings are expected to result from the merger.

        The foregoing discussion of factors considered by the Fortis board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Fortis board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the Fortis board may have given differing weights to different factors. The Fortis board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Fortis' management and outside legal and financial advisors.

ITC's Reasons for the Merger; Recommendation of the ITC Board of Directors

        The ITC board of directors carefully evaluated the merger agreement and the transactions contemplated thereby. At a special meeting of the ITC board of directors held on February 8, 2016, the members of the ITC board of directors who were present (which were all of the directors, except the ITC director affiliated with Party G) unanimously (i) determined that it was in the best interests of ITC and its shareholders, and declared it advisable, to enter into the merger agreement, (ii) approved the execution, delivery and performance of the merger agreement and the consummation of the merger contemplated thereby, on the terms and conditions set forth in the merger agreement, and (iii) resolved to recommend approval of the merger agreement by ITC's shareholders. Accordingly, the ITC board of directors recommends that ITC shareholders vote "FOR" the merger proposal.

        In the course of reaching its recommendation, the ITC board of directors consulted with ITC's senior management and its and ITC's financial advisors and legal counsel and considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to ITC and its shareholders. The ITC board of directors believed that, taken as a whole, the following factors supported its decision to approve the proposed merger:

  •
  Strategic Alternatives.  The ITC board of directors, with the assistance of Lazard, Barclays and Morgan Stanley, as financial advisors, and Jones Day and Simpson Thacher, as legal advisors, considered the strategic, business and legal considerations relating to a potential transaction with Fortis and the risks and benefits of a potential strategic transaction compared to other potential strategic alternatives, including the stand-alone prospects of ITC and the other indications of interest for ITC elicited in the strategic review process, and concluded that while each of such other potential alternatives had a variety of qualitative factors that could make it attractive or cause concerns, a potential strategic transaction with Fortis would likely deliver value to ITC shareholders that was higher than the values that could be achieved for ITC shareholders in other potential strategic alternatives.

  •
  Strategic Review Process.  ITC's management actively sought proposals from other parties it believed, after consultation with Barclays and Morgan Stanley, were potential parties most likely to be able to consummate a potential strategic transaction with ITC (as more fully described under the section entitled "—Background of the Merger" beginning on page [•] of this proxy statement/prospectus). The ITC board of directors determined that the merger is more favorable to ITC shareholders than the other alternatives available, based in part on the process employed to explore ITC's strategic alternatives, during which representatives of ITC sought offers from various potential buyers, none of whom made an offer at a value greater than the merger consideration. The ITC board of directors also noted that the fact that ITC had commenced a review of its strategic alternatives had become publicly known in late November 2015 and no superior proposal had surfaced.

    The ITC board of directors was aware of the interests of the directors and executive officers in a potential strategic transaction (as described in "—Financial Interests of Certain ITC Directors and Executive Officers in the Merger" beginning on page [•] of this proxy statement/prospectus), that none of the current ITC directors (other than the Chief Executive Officer) was expected to have a continuing role with ITC if a merger or sale transaction resulted from the strategic assessment process and the impact of the strategic assessment process on the ITC board of directors' ongoing management succession process. The independent directors took steps that they believed were appropriate in this regard, including hiring separate independent financial and legal advisors, establishing the administrative committee to assist the ITC board of directors in connection with its retention of and interaction with its advisors and meeting separately without management (including the Chief Executive Officer) at the November 12, 2015, December 2, 2015, December 17, 2015, December 31, 2015, January 6, 2016, February 4, 2016, February 7, 2016 and February 8, 2016 meetings of the ITC board of directors and all of the meetings of the administrative committee at which ITC's strategic alternatives were considered.

  •
  Merger Consideration.  The value of the merger consideration to be received by ITC shareholders in relation to (i) the market prices of ITC common stock prior to the ITC board of directors' approval of the merger agreement, prior to the time ITC first considered the possibility of a business combination with Fortis in January 2016 and prior to the November 30, 2015 Bloomberg News article indicating that ITC was exploring a strategic review process, and (ii) the ITC board of directors' assessment, based on its and ITC management's experience and knowledge of the industry, and advice from its and ITC's financial advisors, of the value of ITC as an independent entity and opportunities that could be available to ITC were it to continue to operate on a stand-alone basis (including limited transmission acquisition targets in the current mergers and acquisitions environment), taking into consideration the continued costs, risks and uncertainties associated with continuing to operate independently, including the increasingly less accommodative regulatory environment (including the potential risks arising out of incentive entitlements), ITC's capital structure and level of indebtedness, various perceived risks associated with merchant and non-traditional development projects, ITC's relatively limited geographic footprint, a weakened development pipeline due to competition, the difficulty of identifying long-term growth drivers and projects, management succession risks, and interest rate and other macro-environmental effects on valuation levels in ITC's industry.

  •
  Premium to Trading Price of ITC Common Stock.  The fact that the implied value of the merger consideration of US$44.90 per share, based on the February 8, 2016 closing price of Fortis common shares, represented a premium over the market prices at which ITC common stock had previously traded, including a premium of approximately:

  •
  14% over the closing price per share of ITC common stock on February 8, 2016, the last full trading day prior to the approval of the merger agreement by the ITC board of directors;

  •
  33% over the closing price per share of ITC common stock on November 27, 2015, the last full trading day prior to the Bloomberg News article indicating that ITC was exploring a strategic review process; and

  •
  37% over the 30-day average unaffected share price prior to November 27, 2015.

  •
  Uncertainty of Future Common Stock Market Price.  The ITC board of directors considered ITC's business, assets, financial condition, results of operations, management, competitive position and prospects, as well as current industry, economic and stock and credit market conditions. The ITC board of directors also considered ITC's financial plan and the initiatives and the potential execution risks associated with such plan. In connection with these considerations, the ITC board of directors considered the attendant risk that, if ITC did not enter into the merger agreement with Fortis, the price that might be received by ITC shareholders selling shares of ITC common stock in the open market could be less than the merger consideration.

  •
  Negotiation Process.  The fact that the terms of the merger agreement were the result of robust arm's-length negotiations conducted by ITC and its financial and outside legal advisors and the benefits that ITC and its advisors were able to obtain during its extensive negotiations with Fortis. The ITC board of directors believed that the consideration reflected in the merger agreement was the best transaction that could reasonably be expected to be obtained by ITC shareholders from a potential acquirer at the time, and that there was no assurance that a more favorable opportunity to sell ITC would arise later or through any alternative transaction.

  •
  Significant Portion of Merger Consideration in Cash.  The fact that a significant portion of the merger consideration will be paid in cash, giving ITC shareholders the opportunity to immediately realize value for a significant portion of their investment and providing certainty of value with respect to a substantial portion of the merger consideration.

  •
  Fixed Stock Portion of Merger Consideration.  The fact that because the stock portion of the merger consideration is based on a fixed exchange ratio (subject to adjustment in limited circumstances as provided in the merger agreement), ITC shareholders will have the opportunity to benefit from any increase in the trading price of Fortis common shares between the announcement of the merger agreement and the completion of the merger. In this regard, the ITC board of directors believed, based in part on the advice of its financial advisors, that the historical trading multiples of Fortis and ITC have been relatively close and, as a result, it was unlikely that, absent significant dislocation in the capital markets or developments particularly affecting Fortis, there would be a substantial long-term degradation in the value of the stock portion of the merger consideration that might otherwise occur were ITC to combine in a stock-for-stock transaction with a company generally having a higher multiple of earnings, such as Party G. In addition, the significant cash portion of the merger consideration was expected to mitigate the impact of a decline in the trading price of Fortis common shares on the aggregate value of the merger consideration.

  •
  Balance of Stock and Cash Merger Consideration.  The fact that the mixed stock and cash nature of the merger consideration offers ITC shareholders a balance of immediate certain value and the opportunity to participate in future earnings and growth of the combined company.

  •
  Participation in Potential Upside.  The opportunity afforded by the stock portion of the merger consideration for the ITC shareholders to participate in any future earnings or growth of the combined company, which would have enhanced scale and reach, and future appreciation in the value of Fortis common shares following the merger should they determine to retain the Fortis common shares payable in the merger.

  •
  Fortis Dividend Policy.  The fact that Fortis has declared and paid cash dividends on Fortis shares that exceeds those declared and paid by ITC on its shares of common stock.

  •
  Financial Advisors' Financial Analyses and Opinions.  The financial analyses presented to the ITC board of directors by each of Lazard, Barclays and Morgan Stanley on February 8, 2016, which were in each case confirmed by delivery of a supporting written opinion to the effect that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, qualifications and limitations upon the review undertaken by Lazard, Barclays and Morgan Stanley in connection with their respective written opinions, the merger consideration to be received by the holders of ITC common stock in connection with the merger was fair, from a financial point of view, to such holders (other than excluded holders, in the case of Lazard's opinion). For a more detailed discussion of Lazard's, Barclays' and Morgan Stanley's opinions, see "—Opinions of ITC's Financial Advisors" beginning on page [•] of this proxy statement/prospectus.

  •
  Regulatory Efforts to Consummate the Merger.  The obligation of Fortis in the merger agreement to take all actions and do all things necessary, proper or advisable to make the appropriate regulatory filings and obtain all consents required from governmental authorities in order to consummate the merger, including taking any actions and agreeing to any requirements, commitments, restrictions, rate, capitalization or other concessions or conditions as may be requested by a governmental authority and proposing, negotiating, committing to and effecting any sale, divestiture or other commitment with respect to the assets, businesses or services of Fortis or its subsidiaries and affiliates (including, after giving effect to the merger, ITC).

  •
  Likelihood of Consummation.  The likelihood that the merger would be completed, in light of, among other things, the conditions to the merger, the absence of a financing condition, the efforts required to obtain regulatory approvals and the provisions of the merger agreement in the event of various breaches by Fortis.

  •
  Terms of the Merger Agreement.  The terms and conditions of the merger agreement, including:

  •
  the representations, warranties and covenants of the parties, the conditions to the parties' obligations to complete the merger and their ability to terminate the merger agreement;

  •
  the provisions of the merger agreement that allow ITC to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative transaction, if the ITC board of directors has determined in good faith, after consultation with its and ITC's legal counsel and financial advisors, that failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable law;

    •
    the provisions of the merger agreement that allow the ITC board of directors to change its recommendation in favor of the adoption of the merger agreement in response to a superior proposal and certain intervening events and/or terminate the merger agreement in order to accept a superior proposal if the ITC board of directors has determined in good faith, after consultation with its and ITC's legal counsel and financial advisors, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

    •
    the belief of the ITC board of directors that the termination fee provisions were not likely to unduly discourage competing third-party proposals or reduce the price of such proposals, that such provisions are customary for transactions of this size and type, and that the US$245 million termination fee, representing approximately 3.5% of the equity value implied by the proposed transaction, was reasonable in the context of comparable transactions;

    •
    the ability of ITC to specifically enforce the terms of the merger agreement; and

    •
    the fact that, if either ITC or Fortis terminates the merger agreement as a result of a failure to obtain regulatory approvals (subject, in certain circumstances, to the satisfaction of other closing conditions), Fortis would be obligated to pay ITC a US$280 million termination fee.

  •
  Fortis' Business and Reputation.  The results of the due diligence investigation that ITC's senior management conducted with the assistance of its advisors with respect to certain aspects of Fortis, Fortis' business reputation and the capabilities of Fortis and its management.

  •
  Financing Strength of Fortis.  The likelihood that Fortis would be able to finance the merger given Fortis' financial resources, financial profile and the financing commitments that it obtained from Goldman Sachs Bank USA, or Goldman Sachs Bank, and The Bank of Nova Scotia, or BNS.

  •
  Shareholders' Ability to Reject the Merger.  The fact that the merger is subject to approval by ITC shareholders, who would be free to reject the merger.

        The ITC board of directors also considered certain potentially negative factors in its deliberations concerning the merger, including the following:

  •
  Industry Multiple Increase.  The fact that the equity multiples had generally increased for comparable publicly traded companies in recent months, thereby increasing the trading prices and intrinsic valuations of comparable companies.

  •
  Fixed Stock Portion of Merger Consideration.  The fact that, because the stock portion of the merger consideration is a fixed exchange ratio of Fortis common shares to ITC common stock (subject to adjustment in limited circumstances as provided in the merger agreement), ITC shareholders could be adversely affected by decreases in the trading price of Fortis common shares during the pendency of the merger, as well as after the merger if completed, and the fact that the merger agreement does not provide ITC with a price-based termination right or other similar protection. The ITC board of directors determined that this structure was appropriate and the risk acceptable in view of factors such as:

  •
  the ITC board of directors' review of the relative intrinsic values and financial performance of Fortis and ITC; and

  •
  the fact that a significant portion of the merger consideration will be paid in a fixed cash amount which mitigates the impact of a decline in the trading price of Fortis common shares on the aggregate value of the merger consideration.

  •
  ITC's Stand-Alone Prospects.  The ITC board of directors' assessment, based on its and ITC management's experience and knowledge of the industry, and advice from its and ITC's financial advisors, of the strengths of and opportunities that could be available to ITC were it to continue to operate on a stand-alone basis and the value of ITC as an independent entity, including its status as the largest independent electric transmission company, the historically constructive FERC regulatory environment, its strong near-term earnings growth, its manageable near-term financing needs given its strong operating cash flows, its strong development and operational expertise, its strong free cash flow profile, recent policies that could be likely to spur transmission development opportunities in the buildout of the U.S. transmission grid, the possibility of identifying incremental development opportunities outside of ITC's current operating footprint, the potential for alternative structures for ITC and associated value benefits thereof and its potential to execute on non-traditional development projects.

  •
  Smaller Ongoing Equity Participation in the Combined Company by ITC Shareholders.  The fact that because only a limited portion of the merger consideration will be in the form of Fortis common shares, ITC shareholders will have a smaller ongoing equity participation in the combined company (and, as a result, a smaller opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of Fortis common shares following the merger) than they have in ITC.

  •
  Regulatory Risk.  The risk that necessary regulatory approvals may be delayed, conditioned or denied, notwithstanding Fortis' obligation in the merger agreement to take all actions and do all things necessary, proper or advisable to make the appropriate regulatory filings and obtain all consents required from governmental authorities in order to consummate the merger.

  •
  Risk of Non-Completion.  The possibility that the merger might not be completed, including as a result of the failure to obtain regulatory approvals, the failure of ITC shareholders to approve and adopt the merger agreement or the failure of Fortis shareholders to approve the issuance of the stock portion of the merger consideration, and the effect that the resulting public announcement of the termination of the merger agreement may have on:

  •
  the trading price of ITC common stock; and

  •
  ITC's business and operating results, particularly in light of the costs incurred in connection with the transaction.

  •
  Possible Effect of Competing Bidders.  The risk that various provisions of the merger agreement, including the requirement that ITC pay to Fortis a termination fee of US$245 million if the merger agreement is terminated under certain circumstances, may discourage other parties potentially interested in an acquisition of, or combination with, ITC from pursuing that opportunity.

  •
  Possible Disruption of the Business and Costs and Expenses.  The possible disruption to ITC's business that may result from the merger, the resulting distraction of ITC's management and potential attrition of ITC's employees, as well as the costs and expenses associated with completing the merger.

  •
  Restrictions on Operation of ITC's Business.  The requirement that ITC continue to conduct its business in all material respects in the ordinary course prior to completion of the merger, and subject to specified restrictions, unless Fortis provides its prior written consent (which consent, subject to certain specified exceptions, may not be unreasonably withheld, delayed or conditioned), which might delay or prevent ITC from undertaking certain business opportunities that might arise pending completion of the merger.

  •
  Fortis Stockholders Failure to Approve.  The risk that the stockholders of Fortis fail to approve the issuance of the stock portion of the merger consideration.

  •
  Taxable Merger Consideration.  The fact that any gains arising from the receipt of the merger consideration, including the portion payable in Fortis common shares, would be taxable to ITC shareholders for U.S. federal income tax purposes.

  •
  Financing.  The possibility that Fortis will be unable to finance the merger, notwithstanding the absence of a financing condition and Fortis' financial resources and financial profile and the financing commitments that it obtained from Goldman Sachs Bank and BNS.

  •
  Other Risks.  The risks described under "Risk Factors" beginning on page [•] of this proxy statement/prospectus.

        In addition, the ITC board of directors was aware of and considered the interests that ITC's directors and executive officers may have with respect to the merger that differ from, or are in addition to, their interests as shareholders of ITC generally, as described in the section entitled "—Financial Interests of Certain ITC Directors and Executive Officers in the Merger" beginning on page [•] of this proxy statement/prospectus.

        The ITC board of directors concluded that the potentially negative factors associated with the proposed merger were significantly outweighed by the potential benefits that it expected the ITC shareholders would achieve as a result of the merger, including the belief of the ITC board of directors that the proposed merger would maximize the immediate value of ITC shareholders' shares and mitigate the risks and uncertainty affecting the future prospects of ITC, including the potential execution risks associated with its stand-alone financial plan. Accordingly, the ITC board of directors (i) determined that it was in the best interests of ITC and its shareholders, and declared it advisable, to enter into the merger agreement, (ii) approved the execution, delivery and performance of the merger agreement and the consummation of the merger contemplated thereby, on the terms and conditions set forth in the merger agreement and (iii) resolved to recommend approval of the merger agreement by ITC's shareholders.

        The foregoing discussion of the information and factors considered by the ITC board of directors is not exhaustive, but ITC believes it includes all the material factors considered by the ITC board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the ITC board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the ITC board of directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors. After considering this information, the ITC board of directors approved the merger agreement and the transactions contemplated thereby, including the proposed merger, and recommended that ITC shareholders approve and adopt the merger agreement.

        This explanation of ITC's reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [•] of this proxy statement/prospectus.

        THE ITC BOARD OF DIRECTORS RECOMMENDS THAT ITC SHAREHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Opinions of ITC's Financial Advisors

        ITC retained Barclays and Morgan Stanley as financial advisors, and the ITC board of directors retained Lazard as its financial advisor, in connection with the merger. In connection with this engagement, the ITC board of directors requested that ITC's financial advisors evaluate the fairness, from a financial point of view, to the holders of shares of ITC common stock (other than excluded holders, in the case of Lazard's opinion) of the merger consideration to be paid to such holders pursuant to the merger agreement.

Opinion of Lazard

        The ITC board of directors retained Lazard to provide it with financial advisory services in connection with the strategic process that resulted in the merger and a fairness opinion in connection with the merger. The ITC board of directors requested that Lazard evaluate the fairness, from a financial point of view, of the merger consideration provided to holders of ITC common stock other than the excluded holders. In connection with the merger, on February 9, 2016, Lazard rendered its written opinion, consistent with its oral opinion rendered on February 8, 2016, to the ITC board of directors that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration of (i) US$22.57 in cash and (ii) 0.7520 of a Fortis common share to be paid to holders of ITC common stock, other than the excluded holders, in the merger was fair, from a financial point of view, to such holders. For purposes of this section, excluded holders means (x) ITC (as the holder of treasury shares) or any of the wholly-owned subsidiaries of ITC and (y) Fortis, Merger Sub or any of their respective wholly-owned subsidiaries, in each case to the extent not holding shares on behalf of third parties.

        The full text of Lazard's written opinion, dated February 9, 2016, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein in its entirety. The following summary of Lazard's opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard's opinion and this section carefully and in their entirety.

        Lazard's engagement and its opinion were for the benefit of the ITC board of directors (in its capacity as such), and Lazard's opinion was rendered to the ITC board of directors in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to holders of ITC common stock (other than the excluded holders) of the merger consideration to be paid to such holders in the merger. Lazard's opinion was not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the prices at which shares of ITC common stock or Fortis common shares may trade at any time subsequent to the announcement of the merger. Lazard was not involved in the negotiation of the merger. In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with ITC. In addition, Lazard's opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which ITC might engage or the merits of the underlying decision by ITC to engage in the merger.

        In connection with its opinion, Lazard:

  •
  reviewed the financial terms and conditions of a draft of the merger agreement, dated February 8, 2016;

  •
  reviewed certain publicly available historical business and financial information relating to ITC and Fortis;

  •
  reviewed various financial projections and other data provided to it by ITC relating to the business of ITC and financial projections and other data provided to it by Fortis relating to the business of Fortis;

  •
  held discussions with members of the senior managements of ITC and Fortis with respect to the businesses and prospects of ITC and Fortis, respectively;

  •
  reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of ITC and Fortis, respectively;

  •
  reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of ITC;

  •
  reviewed historical stock prices and trading volumes of ITC common stock and Fortis common shares; and

  •
  conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

        Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of ITC or Fortis or concerning the solvency or fair value of ITC or Fortis, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial projections utilized in Lazard's analyses, Lazard assumed, with the consent of ITC, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of ITC and Fortis. Lazard assumed no responsibility for and expressed no view as to any such financial projections or the assumptions on which they were based.

        In rendering its opinion, Lazard assumed, with the consent of ITC, that the merger would be consummated on the terms described in the draft merger agreement, dated as of February 8, 2016, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of ITC, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger would not have an adverse effect on ITC, Fortis or the merger. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did Lazard's opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that ITC had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified in the opinion) of the merger, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the merger consideration or otherwise.

        In connection with rendering its opinion, Lazard performed certain financial analyses and reviews of certain information that Lazard deemed appropriate in connection with rendering its opinion as summarized below under "—Summary of Lazard Financial Analyses," and Lazard also performed certain additional financial analyses and reviews as summarized below under "—Other Analyses." The summary of the analyses and reviews provided below under "—Summary of Lazard Financial Analyses" and "—Other Analyses" is not a complete description of the analyses and reviews undertaken by Lazard. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of these analyses and reviews or the summaries contained below without considering the analyses and reviews as a whole could create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any particular analysis or review or application thereof considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

        For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ITC. No company, business or transaction used in Lazard's analyses and reviews, as a comparison, is identical to ITC, its business or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard's analyses and reviews. The estimates contained in Lazard's analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses and reviews are inherently subject to substantial uncertainty.

Summary of Lazard Financial Analyses

        The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard's analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard's analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard's analyses and reviews.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 5, 2016, and is not necessarily indicative of current market conditions.

Selected Comparable Company Multiples Analysis

        Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded regulated utility companies whose operations Lazard believed, based on its experience with companies in the regulated utility industry and professional judgment, to be generally relevant in analyzing ITC's and Fortis' operations for purposes of its analysis. Lazard compared such information of the selected comparable companies to the corresponding information for ITC and Fortis.

        The selected group of companies used in this analysis with respect to ITC, or the ITC comparable companies, was as follows:

  •
  Consolidated Edison, Inc.;

  •
  Eversource Energy;

  •
  WEC Energy Group, Inc.; and

  •
  Xcel Energy Inc.

        The selected group of companies used in this analysis with respect to Fortis, or the Fortis comparable companies, was as follows:

  •
  Alliant Energy Corporation;

  •
  Ameren Corporation;

  •
  Canadian Utilities Limited;

  •
  CMS Energy Corporation;

  •
  DTE Energy Company;

  •
  Emera Inc.;

  •
  WEC Energy Group, Inc.; and

  •
  Xcel Energy Inc.

        Lazard selected the companies reviewed in this analysis because, among other things, the ITC comparable companies and the Fortis comparable companies operate businesses similar to the businesses of ITC and Fortis, respectively. However, no selected company is identical to ITC or Fortis. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of each of ITC and Fortis and the ITC comparable companies and the Fortis comparable companies, respectively, that could affect the public trading values of each company are also relevant.

        Lazard calculated and compared various financial multiples and ratios of each of the comparable companies, including, among other things:

  •
  the ratio of each company's February 5, 2016 closing share price to its calendar year 2016 and 2017 estimated earnings per share, or EPS (which ratio is referred to as the P/E Multiple in this proxy statement/prospectus); and

  •
  the ratio of each company's enterprise value, which Lazard calculated as the market capitalization of each company (based on each company's closing share price as of February 5, 2016 and fully diluted share count as of September 30, 2015 (or the applicable date specified in its annual report on Form 10-K or quarterly report on Form 10-Q (or the equivalent periodic reports in the case of Canadian Utilities Limited and Emera Inc.), as applicable, for the calendar year or quarter ended September 30, 2015, respectively)), plus debt, non-controlling interest and preferred or preference stock and less cash, cash equivalents and marketable securities as of September 30, 2015, to its calendar year 2016 and 2017 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA.

        The EPS and EBITDA estimates for each of the ITC comparable companies and the Fortis comparable companies used by Lazard in its analysis were based on Wall Street research, which represents publicly available consensus estimates. The following table summarizes the results of this review:

	ITC Comparable Companies Multiples	Fortis Comparable Companies Multiples
Share Price to 2016E EPS (2016 P/E Multiple)	17.7x - 19.5x	17.3x - 19.8x
Share Price to 2017E EPS (2017 P/E Multiple)	16.9x - 18.3x	16.3x - 18.4x
Enterprise Value to 2016E EBITDA	9.1x - 11.4x	8.2x - 11.4x
Enterprise Value to 2017E EBITDA	8.7x - 10.8x	7.8x - 10.8x

        For comparability, Lazard equalized the depreciable life of ITC's asset base (average of approximately 52 years) with the average depreciable life of the ITC comparable companies (approximately 37 years). ITC's estimated EBITDA, as adjusted per the foregoing, is referred to as Adjusted EBITDA in this section. Based on Lazard's analysis of the relevant metrics for each of the ITC comparable companies, as well as its professional judgment and experience, Lazard derived ranges of multiples of:

  •
  17.00x to 19.00x for 2016 P/E Multiple of ITC (applied to ITC's 2016E EPS of US$2.06) and 16.50x to 18.50x for 2017 P/E Multiple of ITC (applied to ITC's 2017E EPS of US$2.34); and

  •
  10.00x to 11.00x for enterprise value to 2016E Adjusted EBITDA of ITC (applied to ITC's 2016E Adjusted EBITDA of US$905 million) and 9.50x to 10.50x for enterprise value to 2017E Adjusted EBITDA of ITC (applied to ITC's 2017E Adjusted EBITDA of US$1,019 million).

        Except as otherwise noted, throughout Lazard's analysis in this section, Fortis' financial information, including, without limitation, the financial projections in its management plan and closing share price, was converted to US dollars based on a Canadian dollar-to-US dollar exchange rate of 1.39 as of February 5, 2016. Based on Lazard's analysis of the relevant metrics for each of the Fortis comparable companies, as well as its professional judgment and experience, Lazard derived ranges of multiples of:

  •
  17.00x to 19.00x for 2016 P/E Multiple of Fortis (applied to Fortis' 2016E EPS of US$1.53) and 16.50x to 18.50x for 2017 P/E Multiple of Fortis (applied to Fortis' 2017E EPS of US$1.68); and

  •
  10.00x to 11.00x for enterprise value to 2016E EBITDA of Fortis (applied to Fortis' 2016E EBITDA of US$1,745 million) and 9.50x to 10.50x for enterprise value to 2017E EBITDA of Fortis (applied to Fortis' 2017E EBITDA of US$1,900 million).

        Lazard applied each such range of multiples for the ITC comparable companies and the Fortis comparable companies to the relevant financial statistics of ITC and Fortis, respectively, as reflected in the ITC management plan for ITC, and the Fortis management plan for Fortis. Lazard averaged the results of these calculations and, from this analysis, estimated an implied value range for shares of ITC common stock and an implied value range for Fortis common shares.

        This analysis resulted in an implied price per share range for shares of ITC common stock and Fortis common shares, as compared to the merger consideration, as set forth below:

Implied ITC Price Per Share Range	Implied Fortis Price Per Share Range	Merger Consideration
US$34.50 - US$39.75	US$26.25 - US$31.00	US$22.57 in cash and 0.7520 Fortis common shares (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016)

Discounted Cash Flow Analysis

        Lazard performed a discounted cash flow analysis of each of ITC and Fortis, which is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. "Future cash flows" refers to projected unlevered free cash flows of a company. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors. Lazard calculated the discounted cash flow value for each of ITC and Fortis as the sum of the net present value, as of December 31, 2015, which we refer to as the discount date in this proxy statement/prospectus, of each of:

  •
  the estimated future cash flows that the applicable company will generate for each of years 2016 through 2020; and

  •
  the estimated value of the applicable company at the end of 2020, or the terminal value.

        The estimated future cash flow for ITC and Fortis was calculated by Lazard based on the ITC management plan and the Fortis management plan, respectively, as summarized above. For its discounted cash flow calculations for both companies, Lazard applied discount rates ranging from 4.50% to 5.00% for ITC and 5.00% to 5.50% for Fortis. Such discount rates were based on Lazard's estimated range of weighted average cost of capital, derived from a number of factors, including, among others, the applicable risk free rate of return and each company's unlevered risk profile, after-tax cost of long-term debt and consolidated leverage ratio.

        The terminal value of the companies was calculated applying terminal year P/E Multiples ranging from 17.00x to 19.00x to ITC's and Fortis' projected terminal year earnings and applying terminal year EBITDA multiples ranging from 10.00x to 11.00x to ITC's projected terminal year Adjusted EBITDA and Fortis' projected terminal year EBITDA. The exit terminal year P/E Multiples were selected by Lazard by reference to P/E trading multiples calculated for ITC and Fortis as well as the P/E Multiples of the ITC comparable companies and the Fortis comparable companies, respectively. The exit terminal year EBITDA multiples for ITC and Fortis were selected by Lazard by reference to enterprise value to EBITDA trading multiples calculated for ITC and Fortis as well as the enterprise value to EBITDA trading multiples of the ITC comparable companies and the Fortis comparable companies, respectively. As part of the total implied equity value calculated for ITC and Fortis, Lazard calculated and deducted from enterprise value the sum of the book value of the outstanding financial debt and preference shares less cash, cash equivalents and marketable securities.

        Lazard averaged the price per share ranges implied by these calculations and, based on that analysis, reviewed the implied price per share range for shares of ITC common stock and Fortis common shares, as compared to the merger consideration, as set forth below:

Implied ITC Price Per Share Range	Implied Fortis Price Per Share Range	Merger Consideration
US$38.75 - US$45.75	US$29.25 - US$35.25	US$22.57 in cash and 0.7520 Fortis common shares (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016)

Selected Precedent Transactions Multiples Analysis

        Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the power and utilities industry it viewed as generally relevant in analyzing ITC. In performing this analysis, Lazard reviewed certain financial information and transaction multiples relating to the companies involved in such selected transactions and compared such information to the corresponding information for ITC. Specifically, Lazard selected and reviewed ten merger and acquisition transactions announced since July 2011 involving companies in the power and utilities industry for which sufficient public information was available.

        The selected group of transactions reviewed in this analysis was as follows:

Announcement Date	Acquirer	Target
9/4/2015	Emera Inc.	TECO Energy, Inc.
2/25/2015	Iberdrola USA, Inc.	UIL Holdings Corporation
12/3/2014	NextEra Energy, Inc.	Hawaiian Electric Industries, Inc.
10/20/2014	Macquarie Infrastructure and Real Assets Investment Group	Cleco Corporation
6/23/2014	Wisconsin Energy Corporation	Integrys Energy Group Inc.
4/30/2014	Exelon Corporation	Pepco Holdings, Inc.
12/11/2013	Fortis Inc.	UNS Energy Corporation
5/29/2013	Berkshire Hathaway Energy Company (formerly MidAmerican Energy Holdings Company)	NV Energy, Inc.
2/21/2012	Fortis Inc.	CH Energy Group, Inc.
7/12/2011	Gaz Métro Limited Partnership	Central Vermont Public Service Corporation

        To the extent publicly available, Lazard reviewed, among other things, the P/E Multiples of each of the target companies implied by the selected transactions by comparing the per share acquisition price to the relevant target company's estimated EPS at the time of the transaction for the fiscal year immediately following the fiscal year in which the relevant transaction was announced ("FY+1") and the following year thereafter ("FY+2"). Estimated EPS amounts for the target companies were based on publicly available Wall Street consensus estimates or other publicly available financial information and analyst research. The following table summarizes the results of this review:

	Selected Precedent Transactions FY + 1 P/E Multiples	Selected Precedent Transactions FY + 2 P/E Multiples
High	23.3x	21.6x
75th Percentile	21.6x	20.4x
Mean	20.5x	19.2x
Median	20.1x	18.6x
25th Percentile	19.7x	18.3x
Low	18.3x	17.6x

        Based on an analysis of the relevant metrics for each of the transactions, as well as its professional judgment and experience, Lazard applied a P/E Multiple range of 18.25x to 23.25x to the 2016E EPS of ITC and a P/E Multiple range of 17.50x to 21.50x to the 2017E EPS of ITC.

        Lazard averaged the selected precedent transactions' P/E Multiples and, based on that analysis, reviewed the implied price per share range for shares of ITC common stock, as compared to the merger consideration, as set forth below:

Implied ITC Per Share Price Range	Merger Consideration
US$39.25 - US$49.00	US$22.57 in cash and 0.7520 Fortis common shares (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016)

Other Analyses

        The analyses and data described below were presented to the ITC board of directors for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard's opinion.

  52-Week High/Low Trading Prices

        Lazard reviewed the range of trading prices of shares of ITC common stock for the 52 weeks ended on November 27, 2015, which represented the last "unaffected" trading day for the shares of ITC common stock prior to ITC publicly announcing that the ITC board of directors had commenced a review of ITC's strategic alternatives. Lazard observed that, during such period, the daily closing share prices of ITC common stock ranged from US$30.33 per share to US$42.44 per share, as compared to the merger consideration of US$22.57 in cash and 0.7520 shares of common stock of Fortis (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016).

        Lazard also reviewed the range of trading prices of Fortis common shares for the 52 weeks ended on February 5, 2016, each converted at the applicable US dollar-to-Canadian dollar exchange rate. Lazard observed that, during such period, the daily closing share prices of Fortis common shares ranged from US$24.62 per share to US$29.97 per share.

  Research Analyst Price Targets

        Lazard reviewed recently available equity analyst price targets based on published, publicly available Wall Street equity research reports prepared by equity analysts covering ITC, which indicated 12-month target prices that ranged from US$33.75 to US$39.25 (adjusted to reflect next-12-months dividend of US$0.80 per share and discounted at ITC's cost of equity of approximately 6.25%), as compared to the merger consideration of US$22.57 in cash and 0.7520 Fortis common shares (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016).

        Lazard also reviewed recently available equity analyst price targets based on published, publicly available Wall Street equity research reports prepared by equity analysts covering Fortis, which indicated 12-month target prices that ranged from US$27.50 to US$32.75 (adjusted to reflect next-12-months dividend US$1.09 per share and discounted at Fortis' cost of equity of approximately 6.50%).

  Dividend Discount Analysis

        Lazard performed a dividend discount analysis of shares of ITC common stock, which calculates an implied equity value per share by discounting to the present the value of the future dividends per share of ITC common stock expected to be paid by ITC, as reflected in the ITC management plan, based on an assumed equity discount rate ranging from 6.00% to 6.50%.

        This analysis resulted in an implied price per share range for shares of ITC common stock, as compared to the merger consideration, as set forth below:

Implied ITC Per Share Price Range	Merger Consideration
US$26.25 - US$38.50	US$22.57 in cash and 0.7520 Fortis common shares (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016)

  Infrastructure Returns Analysis

        Lazard performed an illustrative infrastructure returns analysis utilizing exit P/E Multiples ranging from 18.25x to 23.25x based on selected precedent transaction P/E Multiples, and an assumed required equity return ranging from 9.0% to 12.0%, based on an illustrative required range of equity returns expected by long-term infrastructure investors for assets similar to ITC's assets, which Lazard selected based on its professional judgment and experience, and incremental leverage used as part of the merger consideration targeting a funds from operation to total debt percentage of 10.5%. This analysis resulted in an implied price per share range for shares of ITC common stock, as compared to the merger consideration, as set forth below:

Implied ITC Per Share Price Range	Merger Consideration
US$36.25 - US$43.75	US$22.57 in cash and 0.7520 Fortis common shares (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016)

  Discounted Cash Flow Sensitivity Analysis

        Lazard performed a discounted cash flow sensitivity analysis of ITC using the same methodology as set forth above in "—Discounted Cash Flow Analysis," except Lazard also included 10%, 25% and 100% of the unlevered free cash flows associated with ITC's projects in Puerto Rico and Mexico. This analysis resulted in an implied price per share range for shares of ITC common stock, as compared to the merger consideration, as set forth below:

Implied ITC Price Per Share Range (10% of Additional Unlevered Free Cash Flows)	Implied ITC Price Per Share Range (25% of Additional Unlevered Free Cash Flows)	Implied ITC Price Per Share Range (100% of Additional Unlevered Free Cash Flows)	Merger Consideration
US$39.25 - US$46.25	US$39.50 - US$47.00	US$42.00 - US$50.00	US$22.57 in cash and 0.7520 Fortis common shares (equivalent to US$45.05 per share based upon Fortis' closing share price and the Canadian dollar-to-US dollar exchange rate on February 5, 2016)

Miscellaneous

        In connection with Lazard's services as financial advisor to the ITC board of directors with respect to the merger, ITC agreed to pay Lazard a fee for such services in the amount of US$2.5 million, payable upon the earlier of the date on which (i) Lazard renders an opinion or (ii) Lazard has completed the work necessary to render an opinion in connection with a transaction and ITC announces a definitive agreement in respect of a transaction. In addition, ITC may, in the discretion of the ITC board of directors, pay Lazard an additional fee in an amount up to US$2 million. The ITC board of directors has not yet determined whether to pay Lazard this discretionary fee, which is entirely discretionary and not based on any pre-determined factors. ITC has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard's engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard's engagement, including certain liabilities under U.S. federal securities laws. Lazard has provided investment banking services, and was paid fees in 2014 in the amount of

US$1.2 million, in connection with the sale of a subsidiary of a company that was acquired by Fortis before the subsidiary sale was completed.

        Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its respective affiliates and employees may trade securities of ITC, Fortis and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of ITC, Fortis and certain of their respective affiliates. The issuance of Lazard's opinion was approved by the opinion committee of Lazard.

        Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the ITC board of directors because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the utility industry specifically, as well as its familiarity with the business of ITC.

        ITC and Fortis determined the merger consideration of US$22.57 in cash and 0.7520 of a Fortis common share to be paid to holders of ITC common stock, other than the excluded holders, in the merger through arm's-length negotiations, and the ITC board of directors approved such merger consideration. Lazard did not recommend any specific consideration to the ITC board of directors or any other person or indicate that any given consideration constituted the only appropriate consideration for the merger. Lazard's opinion was one of many factors considered by the ITC board of directors, as discussed further in "Proposal 1: The Merger—ITC's Reasons for the Merger; Recommendation of the ITC Board of Directors" beginning on page [•].

Opinion of Barclays

        ITC engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for ITC, including a possible sale of ITC. On February 8, 2016, Barclays rendered to the ITC board of directors its oral opinion (which was subsequently confirmed by delivery of a written opinion dated such date) that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to the shareholders of ITC in the merger is fair to such shareholders.

        The full text of Barclays' written opinion, dated February 8, 2016, is attached as Annex C to this proxy statement/prospectus. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed and factors considered by Barclays in rendering its opinion. You are encouraged to read the opinion carefully and in its entirety. The following is a summary of Barclays' opinion and the valuation methodologies that Barclays used to render its opinion to the ITC board of directors. This summary is qualified in its entirety by reference to the full text of the opinion.

        Barclays' opinion, the issuance of which was approved by Barclays' Valuation and Fairness Opinion Committee, is addressed to the ITC board of directors (in its capacity as such), was provided to the ITC board of directors in connection with its evaluation of the merger and addresses only the fairness, from a financial point of view, of the merger consideration, to holders of ITC common stock, and does not constitute a recommendation to any ITC shareholder as to how such shareholder should vote with respect to the approval of the merger agreement or any other matter. The terms of the merger were determined through arm's-length negotiations between ITC and Fortis and were approved by the ITC board of directors. Barclays did not recommend that any specific form of consideration should be offered to ITC's shareholders or that any specific form of consideration constituted the only appropriate consideration for the transaction with Fortis. Barclays was not requested to address, and its opinion does not in any manner address, the likelihood of consummation of the merger, ITC's underlying business decision to proceed with or effect the merger, or the relative merits of the merger as compared to any other transaction or business strategy in which ITC might engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of ITC or Fortis, or any class of such persons, relative to the merger consideration to be offered to ITC's shareholders in the merger. No limitations were imposed by the ITC board of directors upon Barclays with respect to the investigations made or procedures followed by Barclays in rendering its opinion.

        In arriving at its opinion, Barclays, among other things:

  •
  reviewed and analyzed a draft of the merger agreement, dated as of February 8, 2016, and the specific terms of the merger;

  •
  reviewed and analyzed drafts of the commitment letters proposed to be entered into between Goldman Sachs Bank and Fortis, and between BNS and Fortis, each dated as of February 3, 2016;

  •
  reviewed and analyzed publicly available information concerning ITC and Fortis that Barclays believed to be relevant to its analysis, including (i) ITC's annual reports on Form 10-K for the fiscal years ended December 31, 2013, and 2014, the quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015, and September 30, 2015, the Definitive Proxy Statement on Schedule 14A, dated April 9, 2015, and other relevant filings with the SEC, (ii) in respect of certain affiliates of ITC, FERC Form No. 1, for the fiscal year ended December 31, 2014, and FERC Form No. 3-Q, for the fiscal quarter ended September 30, 2015, and (iii) Fortis' annual reports for the fiscal years ended December 31, 2013 and 2014, the Interim Reports for the fiscal quarters ended March 31, 2015, June 30, 2015, and September 30, 2015, the Notice of Annual Meeting and Management Information Circular, dated March 20, 2015, the Annual Information Forms for the fiscal years ended December 31, 2013, and 2014, and the Business Acquisition Report dated September 2, 2014;

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of ITC furnished to Barclays by ITC, including financial projections prepared by ITC's management, which we refer to as the ITC Projections in this summary of Barclays' opinion. See "—Certain Financial Projections Utilized by the ITC Board of Directors and ITC's Financial Advisors—Financial Projections Relating to Fortis Considered by ITC Management" beginning on page [•] of this proxy statement/prospectus;

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Fortis furnished to Barclays by Fortis, including financial projections prepared by Fortis' management, which we refer to as the Fortis Projections in this summary of Barclays' opinion. See "—Certain Financial Projections Utilized by the ITC Board of Directors and ITC's Financial Advisors—Important Information about the Unaudited Financial Projections" beginning on page [•] of this proxy statement/prospectus;

  •
  reviewed and analyzed a trading history of ITC common stock and Fortis common shares from February 5, 2014 through February 5, 2016, and a comparison of the trading history with those of other companies that Barclays deemed relevant;

  •
  reviewed and analyzed a comparison of the financial terms of the merger with the financial terms of certain other recent transactions that Barclays deemed relevant;

  •
  reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of ITC;

  •
  reviewed and analyzed the results of Barclays targeted efforts to solicit indications of interest with respect to the sale of ITC;

  •
  reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Fortis;

  •
  reviewed and analyzed the relative contributions of ITC and Fortis to the historical and future financial performance of the combined company on a pro forma basis;

  •
  had discussions with the management of ITC concerning its business, operations, assets, liabilities, financial condition and prospects (including with respect to the ITC Projections and the Fortis Projections); and

  •
  undertook such other studies, analyses and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of ITC that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the ITC Projections, upon advice of ITC, Barclays assumed that the ITC Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ITC as to ITC's future financial performance and that ITC would perform substantially in accordance with such ITC Projections. With respect to the Fortis Projections, upon advice of ITC, Barclays assumed that the Fortis Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Fortis as to the future financial performance of Fortis, and that Fortis would perform substantially in accordance with the Fortis Projections.

        In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of ITC or the properties and facilities of Fortis and did not make or obtain any evaluations or appraisals of the assets or liabilities of ITC or Fortis. In arriving at its opinion, Barclays, at the direction of ITC, did not take into account the potential financial impact on ITC of certain business opportunities that may become available to it, including future capital investments by ITC in Mexico and Puerto Rico. Barclays' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, February 5, 2016 (the last full trading day prior to the rendering of its opinion). Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after February 8, 2016.

        Barclays did not express any opinion as to (i) the prices at which shares of ITC common stock would trade following the announcement of the merger or at which Fortis common shares would trade following the announcement or consummation of the merger, (ii) the credit ratings of the combined company on a pro forma basis at any time following the announcement or consummation of the merger or (iii) the impact of the merger on the solvency or viability of FortisUS, Fortis, ITC or the combined company or the ability of any such party to pay its respective obligations when they come due. Barclays' opinion should not be viewed as providing any assurance that the market value of the Fortis common shares to be held by the shareholders of ITC after the consummation of the merger will be in excess of the market value of common stock of ITC owned by such shareholders at any time prior to the announcement or consummation of the merger.

        Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. Barclays also assumed, upon the advice of ITC, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the merger agreement and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor did Barclays' opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that ITC had obtained such advice as it deemed necessary from qualified professionals.

        In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of ITC common stock but rather made its determination as to fairness, from a financial point of view, to ITC shareholders of the merger consideration to be offered to such shareholders in the merger on the basis of various financial and comparative analyses.

        The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

        In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        The following is a summary of the material financial analyses used by Barclays in preparing its opinion for, and rendering its opinion to, the ITC board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ITC or any other parties to the merger. None of ITC, Fortis, FortisUS, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

        For purposes of its opinion, Barclays calculated the implied value of the merger consideration, as of market close on February 5, 2016, to be US$45.05, which was determined by adding the cash portion of the merger consideration of US$22.57 per share of ITC common stock to US$22.48, the implied value of the stock portion of the merger consideration that was derived by multiplying the closing sale price of $40.86 per Fortis common share as reported by the TSX on February 5, 2016, by (i) the US dollar-to-Canadian dollar currency exchange ratio of 0.72086 as reported by S&P Capital IQ on February 5, 2016 and (ii) the exchange ratio of 0.7520 of a Fortis common share per share of ITC common stock.

Standalone Valuation Analysis of ITC

        The following is a summary of the financial analyses used by Barclays in preparing its standalone valuation analysis of ITC.

Analyst Price Targets Analysis

        Barclays reviewed and compared publicly available research analysts' per share price targets for ITC common stock as of November 27, 2015 (the last full trading day before ITC announced a review of strategic alternatives) and February 5, 2016 (the last full trading day prior to the rendering of its opinion). The publicly available per share price targets published by securities research analysts do not necessarily reflect the current market trading prices for ITC common stock and these estimates are subject to uncertainties, including future financial performance of ITC and future market conditions. Barclays noted that the research analysts' price targets for ITC, prior to its November 30, 2015 press release announcing that it was reviewing strategic alternatives, ranged from US$34.00 to US$42.00. Barclays also noted that the research analysts' price targets for ITC, as of February 5, 2016, ranged from US$37.00 to US$45.00. Barclays noted that on the basis of the research analysts' price targets, the implied value of the merger consideration of US$45.05 was above the range of implied values per share of ITC common stock.

Historical Share Price Analysis

        To illustrate the trend in the historical trading prices of ITC common stock, Barclays considered historical data with regard to the trading prices of ITC common stock for the 52-week period from February 5, 2015 to February 5, 2016. During such period, the trading price of ITC common stock ranged from US$30.33 to US$42.44.

        Barclays noted that the implied value of the merger consideration of US$45.05 was above the 52-week trading price range of ITC common stock and above the closing price of US$33.75 per share of ITC common stock on November 27, 2015 the last full trading day before ITC announced a review of strategic alternatives.

Selected Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to ITC with selected companies that Barclays, based on its experience in the public utility industry, deemed comparable to ITC. The selected comparable companies were:

  •
  Consolidated Edison, Inc.;

  •
  Eversource Energy;

  •
  WEC Energy Group, Inc.; and

  •
  Xcel Energy Inc.

        Barclays calculated and compared various financial multiples and ratios of ITC, and those of the respective selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company's last twelve months, or LTM, and 2016 forward looking (based on Thomson Reuters' Institutional Brokers' Estimate System, or I/B/E/S, consensus estimates) price-to-earnings, or P/E, and market price-to-book value, or P/B, ratios. All of these calculations were performed and based on publicly available financial data and closing prices, in each case as of February 5, 2016.

        Barclays selected the comparable companies listed above because their businesses and operating and regulatory profiles are reasonably similar to that of ITC. However, because of the inherent differences between the business, operations, regulations and prospects of ITC, and those of the selected comparable companies, Barclays believed that it was inappropriate to and, therefore, did not rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made certain qualitative judgments concerning differences between the business, financial, regulatory and operating characteristics and prospects of ITC and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, regulatory frameworks and degree of operational risk between ITC and the companies included in the selected comparable company analysis. Based upon these judgments, Barclays selected a range of multiples for ITC and applied such range to the ITC Projections to calculate a range of implied prices per share of ITC common stock. The following summarizes the result of these calculations:

	Selected Multiple Range	Implied Value Per Share of ITC common stock
P/E	LTM P/E 18.5x - 20.5x	US$34.72 - US$38.60(1)
2016E P/E 17.3x - 19.3x
P/B	1.6x - 2.1x	US$17.42 - US$22.96

(1)
This range of implied values per share reflects the average of the LTM and 2016E P/E multiples.

        Barclays noted that on the basis of the selected comparable company analysis with respect to ITC, the implied value of the merger consideration of US$45.05 was above the range of implied values per share of ITC common stock calculated using the ITC Projections.

Selected Precedent Transaction Analysis

        Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to ITC with respect to the size, industry and other characteristics of their businesses. Using publicly available information, Barclays analyzed ranges of the ratios of the applicable target companies' forward looking P/E for the first fiscal year following announcement of the transaction based on I/B/E/S consensus estimates, Enterprise Value (total equity market capitalization, plus debt, less cash and cash equivalents), or EV, to their rate base ("EV/Rate Base," where "Rate Base" is the value of the property on which a regulated public utility is allowed to earn a rate of return, determined in accordance with rules set by its regulators) and P/B ratios and applied such ranges to the ITC Projections to calculate ranges of implied prices per share of ITC common stock. The following table sets forth the transactions analyzed based on such characteristics:

Announcement Date	Acquirer	Target
9/4/2015	Emera Inc.	TECO Energy, Inc.
2/15/2015	Iberdrola USA	UIL Holdings Corp.
12/3/2014	NextEra Energy, Inc.	Hawaiian Electric Industries, Inc.
6/23/2014	WEC Energy Group, Inc.	Integrys Energy Group, Inc.
4/30/2014	Exelon Corp.	Pepco Holdings, Inc.
12/11/2013	Fortis Inc.	UNS Energy
5/29/2013	MidAmerican Energy Company	NV Energy, Inc.
2/21/2012	Fortis Inc.	CH Energy Group, Inc.
6/23/2011	Gaz Metro Inc.	Central Vermont PSC

        The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of ITC and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the merger. Barclays, therefore, made certain qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the merger which would affect the acquisition values of the selected target companies and ITC. Based upon these judgments, Barclays selected a range of multiples for ITC and applied such range to the ITC Projections to calculate a range of implied prices per share of ITC common stock. The following table sets forth the results of such analysis:

	Selected Multiple Range	Implied Value Per Share of ITC common stock
FY1 P/E	18.0x - 25.0x	US$37.12 - US$51.55
EV/Rate Base	1.5x - 2.1x	US$20.71 - US$41.70
P/B	1.6x - 2.5x	US$17.47 - US$28.11

        Barclays noted that on the basis of the selected precedent transaction analysis, the implied value of the merger consideration of US$45.05 was (i) within the range of implied values per share of ITC common stock calculated using P/E ratios, and (ii) above the ranges of implied values per share of ITC common stock calculating using EV/Rate Base and P/B ratios, in each case utilizing the ITC Projections.

Discounted Cash Flow Analysis

        In order to estimate the present value of ITC common stock, Barclays performed a discounted cash flow analysis of ITC. A discounted cash flow, or DCF, analysis is a traditional valuation methodology used to derive an intrinsic valuation of an asset by calculating the present value of estimated future cash flows of the asset. Present value refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated enterprise value of ITC using the DCF method, Barclays added (i) ITC's projected after-tax unlevered free cash flows for fiscal years 2016 through 2020 based on the ITC Projections; and (ii) a terminal value of ITC as of December 31, 2020, and discounted such amount to its present value using a range of selected discount rates (as further described below). The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital. The residual value of ITC at the end of the financial projection period (December 31, 2020), or terminal value, was estimated by selecting a range of LTM P/E ratios of 18.5x to 20.5x, which range was derived by analyzing the results from the selected comparable company analysis described above and applying such range to the ITC Projections for 2020. The range of discount rates of 4.57% to 5.07% was selected based on an analysis of the weighted average cost of capital of ITC. Barclays then calculated a range of implied prices per share of ITC common stock by subtracting estimated net debt from the estimated enterprise value using the discounted cash flow method and dividing such amount by the estimated fully diluted number of shares of ITC common stock. The result of this analysis implied a range of values per share of ITC common stock of US$40.62 to US$46.66.

        Barclays noted that on the basis of the DCF analysis, the implied value of the merger consideration of US$45.05 was within the range of implied values per share of ITC common stock calculated using the ITC Projections.

Discounted Future Stock Price Analysis

        Barclays performed an analysis of the implied present value of the hypothetical future price per share of ITC common stock, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future earnings and its assumed price to future earnings per share multiple. For purposes of this analysis, Barclays calculated the hypothetical range of future values per share of ITC common stock at fiscal year-end 2018, 2019 and 2020 by applying LTM P/E multiples ranging from 18.5x to 20.5x to estimated ITC earnings per share for 2018, 2019 and 2020 based on the ITC Projections, which Barclays then calculated the present value of such amount as of December 31, 2015, using a discount rate of 6.44%, reflecting an estimate of ITC's cost of equity. Barclays then adjusted these amounts for the present value of projected dividends per share of ITC common stock during the first quarter of 2016 through the end of 2018, for the first quarter of 2016 through the end of 2019, and for the first quarter of 2016 through the end of 2020, as applicable, in each case per the ITC Projections. This analysis resulted in an illustrative range of implied present values of US$40.70 to US$44.92 per share of ITC common stock.

        Barclays noted that on the basis of the discounted future stock price analysis, the implied value of the merger consideration of US$45.05 was above the range of implied values per share of ITC common stock calculated using the ITC Projections.

Standalone Valuation Analysis of Fortis

        The following is a summary of the financial analyses used by Barclays in preparing its standalone valuation analysis of Fortis.

Analyst Price Targets Analysis

        Barclays reviewed and compared publicly available research analysts' per share price targets for Fortis common shares. The publicly available per share price targets published by securities research analysts do not necessarily reflect the current market trading prices for Fortis common shares and these estimates are subject to uncertainties, including future financial performance of Fortis and future market conditions. Barclays noted that the research analysts' price targets for Fortis common shares, as of February 5, 2016, ranged from US$26.67 to US$33.88. Barclays noted that the closing price of US$29.89 on February 5, 2016, the last full trading day prior to the rendering of its opinion, was within the range of research analysts' price targets.

Historical Share Price Analysis

        To illustrate the trend in the historical trading prices of Fortis common shares, Barclays considered historical data with regard to the trading prices of Fortis common shares for the 52-week period from February 5, 2015 to February 5, 2016. During such period, the trading price of Fortis common shares ranged from US$24.62 to US$29.97. Barclays noted that the closing price of US$29.89 on February 5, 2016, the last full trading day prior to the rendering of its opinion, was near the upper end of the range of historical trading prices of Fortis common shares.

Selected Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to Fortis with selected companies that Barclays, based on its experience in the public utility industry, deemed comparable to Fortis. The selected comparable companies were:

  •
  Alliant Energy Corporation;

  •
  Ameren Corp;

  •
  Canadian Utilities Limited;

  •
  CMS Energy Corporation;

  •
  Emera Inc.;

  •
  Hydro One Limited;

  •
  NiSource Inc.; and

  •
  WEC Energy Group, Inc.

        Barclays calculated and compared various financial multiples and ratios of Fortis, and those of the respective selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company's LTM P/E ratios, 2016E P/E ratios, and P/B ratios. All of these calculations were performed, and based on publicly available financial data and closing prices, in each case as of February 5, 2016. The results of this selected comparable company analysis are summarized below.

        Barclays selected the comparable companies listed above because their businesses and operating and regulatory profiles are reasonably similar to that of Fortis. However, because of the inherent differences between the business, operations, regulations and prospects of Fortis, and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made certain qualitative judgments concerning differences between the business, financial, regulatory and operating characteristics and prospects of Fortis and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, regulatory frameworks and degree of operational risk between Fortis and the companies included in the selected comparable company analysis. Based upon these judgments, Barclays selected a range of multiples for Fortis and applied such range to the Fortis

Projections to calculate a range of implied price per Fortis common share. The following summarizes the result of these calculations:

	Selected Multiple Range	Implied Value Per Share of ITC common stock
P/E	LTM P/E 18.3x - 20.3x	US$27.00 - US$30.00(1)
2016E P/E 17.7x - 19.7x
P/B	1.8x - 2.3x	US$37.59 - US$47.91

(1)
This range of implied values per share reflects the average of the LTM and 2016E P/E multiples.

        Barclays noted that on the basis of the selected comparable company analysis with respect to Fortis, the closing price of US$29.89 per share, the last full trading prior to the rendering of its opinion, was (i) within the range of implied values per Fortis common share using the selected P/E multiples, and (ii) below the range of implied values per Fortis common share using the selected P/B multiples, in each case using the Fortis Projections.

Discounted Cash Flow Analysis

        In order to estimate the present value of Fortis common shares, Barclays performed a DCF analysis of Fortis. A description of this valuation methodology is provided above in "—Standalone Valuation Analysis of ITC—Discounted Cash Flow Analysis."

        To calculate the estimated local currency EV of Fortis using the DCF method, Barclays added (i) Fortis' projected after-tax unlevered free cash flows for fiscal years 2016 through 2020 based on the Fortis Projections to (ii) the terminal value of Fortis as of December 31, 2020, and discounted such amount to its present value using a range of selected discount rates (as further described below). The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital. The residual value of Fortis at the end of the financial projection period (December 31, 2020), or terminal value, was estimated by selecting a range of LTM P/E ratios of 18.3x to 20.3x, which range was derived by analyzing the results from the selected comparable company analysis described above, and applying such range to the Fortis Projections for 2020. The range of discount rates of 3.58% to 4.08% was selected based on an analysis of the local currency weighted average cost of capital. Barclays then calculated a range of implied prices per Fortis common share by subtracting estimated local currency net debt from the estimated local currency EV using the DCF method and dividing such amount by the estimated fully diluted number of Fortis common shares. The local currency per share range was then converted to USD at the US dollar-to-Canadian dollar exchange ratio of 0.72086 reported by S&P Capital IQ as of February 5, 2016. The result of this analysis implied a range of values per Fortis common share of $36.07 to $41.29. Barclays noted that on the basis of the DCF analysis, the closing price of $41.47 per Fortis common share (US$29.89, based on a US dollar-to-Canadian dollar exchange ratio of 0.72086 as of February 5, 2016) on February 5, 2016, the last full trading day prior to rendering of its opinion, was below the range of implied values per Fortis common share calculated using the Fortis Projections.

General

        Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. ITC's board of directors selected Barclays because of its familiarity with ITC and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

        Barclays is acting as financial advisor to ITC in connection with the merger. As compensation for its services in connection with the merger, a fee of US$1 million, which we refer to as the Opinion Fee, became payable by ITC to Barclays upon the delivery of Barclays' opinion. Total compensation of approximately US$20.7 million, including the Opinion Fee, which we refer to as the Transaction Fee, will become payable by ITC to Barclays in connection with the merger in installments, with a portion due and payable upon the announcement of the merger, an additional portion will be due and payable upon approval of the merger by ITC shareholders, with the remaining substantial portion due and payable upon consummation of the merger. In addition, ITC has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by ITC and the rendering of Barclays' opinion. Barclays has performed various investment banking and financial services for ITC in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) in December 2015, acted as active joint bookrunner on ITC's US$200 million 3-year unsecured term loan offering, (ii) in October 2015, acted as sole counterparty to a US$115 million accelerated share repurchase program with ITC, (iii) in June 2014, acted as active joint bookrunner on ITC's US$400 million 10-year senior unsecured notes and (iv) in March 2014, acted as joint lead arranger and active joint bookrunner of US$1 billion 5-year revolving credit facilities for ITC and its affiliates. For the two years ending February 8, 2016, Barclays did not perform any investment banking services for Fortis.

        Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of ITC and Fortis for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Opinion of Morgan Stanley

        ITC engaged Morgan Stanley to act as its financial advisor in connection with respect to pursuing strategic alternatives, including a possible sale of ITC. ITC selected Morgan Stanley to act as one of its financial advisors based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the industry, business and affairs of ITC. On February 8, 2016, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the ITC board of directors that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the merger consideration to be received by the holders of ITC common stock pursuant to the merger agreement, was fair, from a financial point of view, to such holders of shares of ITC common stock.

        The full text of Morgan Stanley's written opinion to the ITC board of directors, dated February 8, 2016, is attached to this proxy statement/prospectus as Annex D. ITC shareholders should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Morgan Stanley's opinion was addressed to, and rendered for the benefit of, the ITC board of directors (in its capacity as such) and addressed only the fairness, from a financial point of view, of the merger consideration to be received by the holders of ITC common stock pursuant to the merger agreement as of the date of the opinion and did not address any other aspects or implications of the merger. Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of ITC to proceed with or effect the merger or the likelihood of consummation of the merger, nor does it address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley's opinion was not intended to, and does not, express an opinion or a recommendation as to how the shareholders of ITC should vote at the special meeting or any adjournment thereof or as to any other action that a shareholder should take in relation to the merger.

        In arriving at its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of ITC and Fortis, respectively;

  •
  reviewed certain internal financial statements and other financial and operating data concerning ITC and Fortis, respectively;

  •
  reviewed certain financial projections prepared by management of ITC and Fortis, respectively;

  •
  discussed the past and current operations and financial condition and the prospects of ITC with senior executives of ITC;

  •
  discussed the past and current operations and financial condition and the prospects of Fortis with senior executives of Fortis;

  •
  reviewed the pro forma impact of the merger on Fortis' earnings per share, cash flow, consolidated capitalization and financial ratios;

  •
  reviewed the reported prices and trading activity for ITC common stock and Fortis common shares;

  •
  compared the financial performance of ITC and Fortis and the prices and trading activity of ITC common stock and Fortis common shares with that of certain other publicly traded companies comparable with ITC and Fortis, respectively, and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in certain discussions and negotiations among representatives of ITC and Fortis and their financial and legal advisors;

  •
  reviewed the merger agreement and certain related documents; and

  •
  performed such other analyses and considered such other factors as Morgan Stanley has deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by ITC and Fortis, and formed a substantial basis for Morgan Stanley's opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of ITC and Fortis of the future financial performance of ITC and Fortis. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Fortis will obtain financing in accordance with the terms set forth in the commitment letters. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley noted that its opinion does not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley further noted that it is not a legal, tax or regulatory advisor. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to be paid to any of ITC's officers, directors or employees, or any class of such persons, relative to the merger consideration to be received by the holders of shares of ITC common stock in the transaction.

        Morgan Stanley noted that it did not make any independent valuation or appraisal of the assets or liabilities of ITC, nor was it furnished with any such valuations or appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after such date may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley does not assume any obligation to update, revise or reaffirm its opinion.

        The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its written opinion to the ITC board of directors, dated February 8, 2016. The following summary is not a complete description of Morgan Stanley's opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion. Furthermore, mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using the data referred to below.

Summary of Morgan Stanley Financial Analyses

ITC Financial Analysis

        Morgan Stanley reviewed the historical trading ranges of ITC common stock for the last 12 months ended November 27, 2015, the last trading day prior to the leak of the sale process on November 30, 2015 via a story published by Bloomberg News, or the unaffected date. Morgan Stanley noted that the price of ITC common stock was US$33.75 as of the unaffected date. Morgan Stanley further noted that for the last 12 months ended on the unaffected date, the low and high intraday prices for ITC common stock were US$30.33 and US$44.00 per share. In addition, for the prior 30 trading days ended on the unaffected date, the low and high intraday prices for ITC common stock were US$30.33 and US$34.37 per share.

Equity Research Analysts' Price Targets

        Morgan Stanley reviewed the most recent equity research analysts' per-share target prices for ITC. These targets reflect each analyst's estimate of the future public market trading price for ITC common stock. Target prices for ITC common stock ranged from US$32.00 to US$45.00 as of the unaffected date, which were discounted to present values using ITC's cost of equity of 6.0% to derive an approximate implied equity value per share range of US$30.25 to US$42.50, as compared to the merger consideration of US$45.05 as of February 5, 2016 (based on US$22.57 in cash and 0.7520 of a Fortis common share per share of ITC common stock, a Fortis common share price of US$29.89, and a US dollar-to-Canadian dollar exchange rate of 0.7209).

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for ITC common stock and these estimates are subject to uncertainties, including the future financial performance of ITC and future financial market conditions.

Comparable Public Companies Analysis

        Morgan Stanley performed a public trading comparable analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial information, ratios and multiples relating to ITC to corresponding financial information, ratios and multiples for publicly traded utility companies that shared characteristics with ITC including, among other things, similarly sized revenue and/or revenue growth rates, market capitalization, scale and/or similar operating characteristics to derive an implied valuation range for ITC.

        The companies included in the comparable companies analysis were:

  •
  Ameren Corporation;

  •
  CMS Energy Corp.;

  •
  DTE Energy Company;

  •
  WEC Energy Group, Inc.; and

  •
  Xcel Energy Inc.

        In performing this analysis, Morgan Stanley compared the financial information and multiples of market value of the companies included in the comparable companies analysis to the following metrics of ITC:

  •
  stock price to 2016 estimated unadjusted EPS (excluding a non-recurring ROE refund, adjusted according to guidance from ITC's management);

  •
  stock price to 2016 estimated adjusted EPS (including a non-recurring ROE refund); and

  •
  stock price to 2017 estimated EPS.

        The following table reflects the multiple of price to estimated EPS for 2016 and estimated EPS for 2017 for the companies included in the comparable companies analysis based on a compilation of earnings estimates by selected equity research analysts:

Metric	Company Comparable Companies Multiples
Stock Price to 2016 estimated unadjusted EPS	17.2x - 19.8x
Stock Price to 2016 estimated EPS	17.2x - 19.8x
Stock Price to 2017 estimated EPS	16.1x - 18.5x

        Applying the ranges of multiples that were derived from the comparable public companies analysis and based on Morgan Stanley's judgment, Morgan Stanley calculated a range of implied equity values per share of ITC common stock with respect to the following metrics:

  •
  stock price to 2016 estimated unadjusted EPS;

  •
  stock price to 2016 estimated adjusted EPS; and

  •
  stock price to 2017 estimated EPS.

        Based on this analysis, Morgan Stanley derived a range of approximate implied equity value per share of ITC common stock as follows:

  •
  stock price to 2016 estimated unadjusted EPS—US$35.50 - US$41.00;

  •
  stock price to 2016 estimated adjusted EPS—US$39.00 - US$45.00; and

  •
  stock price to 2017 estimated EPS—US$37.50 - US$43.25,

as compared to the merger consideration of US$45.05 as of February 5, 2016 (based on US$22.57 in cash, 0.7520 of a Fortis common share per share of ITC common stock, a Fortis common share price of $29.89, and a US dollar-to-Canadian dollar exchange rate of 0.7209).

        No company utilized in the comparable public companies analysis is identical to ITC. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of ITC and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond ITC's control, such as the impact of competition on ITC's businesses and the industry generally, industry growth and the absence of any adverse material change in ITC's financial condition and prospects for the industry or in the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

        Morgan Stanley performed a discounted cash flow analysis of ITC, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered cash flows and terminal value of ITC. Morgan Stanley calculated a range of implied equity value per share for ITC common stock based on estimates of future cash flows for calendar years 2016 through 2020 and the terminal year utilizing internal estimates of ITC's management.

        In performing a discounted cash flow analysis of ITC, Morgan Stanley first calculated the estimated unlevered free cash flows of ITC and then calculated a terminal value for ITC by applying a 17.9x to 21.1x range of terminal value multiples to ITC's terminal year 2020 estimated net income. The terminal value multiple range was derived from the stock price to the last 12 months' EPS multiples for the companies in the comparable public companies analysis. Unlevered free cash flows were calculated by tax-effecting earnings before interest and taxes and adding back the aggregate of depreciation and amortization, deferred taxes and other cash flow adjustments provided by management less the sum of capital expenditures and investment in working capital. The free cash flows and range of terminal values were then discounted to present values as of December 31, 2015 using discount rates ranging from 4.0% to 5.1%, which were chosen by Morgan Stanley based upon prevailing interest rates and Morgan Stanley's judgment of the estimated range of ITC's weighted average cost of capital. This analysis indicated approximate implied equity value per share reference ranges for ITC common stock of US$39.00 to US$49.75, as compared to the merger consideration of US$45.05 as of February 5, 2016 (based on US$22.57 in cash and 0.7520 of a Fortis common share per share of ITC common stock, a Fortis share price of US$29.89 and a US dollar-to-Canadian dollar exchange rate of 0.7209).

Analysis of Selected Precedent Transactions and Premiums Paid

        Morgan Stanley also performed an analysis of selected precedent transactions involving companies in the regulated power industry that are viewed as comparable to ITC. The precedent transactions analysis attempts to provide an implied value for ITC by comparing ITC to other companies involved in business combinations. Using publicly available information, Morgan Stanley considered the following announced or completed transactions:

Announcement Date	Acquirer	Target
9/4/2015	Emera Inc.	TECO Energy, Inc.
2/25/2015	Iberdrola USA, Inc.	UIL Holdings Corporation
12/3/2014	NextEra Energy, Inc.	Hawaiian Electric Industries, Inc.
10/20/2014	Macquarie Infrastructure and Real Estate Investment Group	Cleco Corporation
6/23/2014	Wisconsin Energy Corporation	Integrys Energy Group, Inc.
4/30/2014	Exelon Corporation	Pepco Holdings, Inc.
12/11/2013	Fortis Inc.	UNS Energy Corporation
5/29/2013	MidAmerican Energy Holdings Company	NV Energy, Inc.

        Morgan Stanley compared certain financial and market statistics of the selected precedent transactions. Based on an assessment of the utility acquisitions, Morgan Stanley applied a premium to the price as of the unaffected date of US$33.75 ranging from 14.7% to 48.3%, as well as a multiple to ITC's 2016 estimated unadjusted earnings ranging from 18.3x - 23.3x. Based on the analysis of utility acquisitions, Morgan Stanley calculated an approximate per-share price for ITC common stock ranging from US$38.75 to US$50.00 (in the case of the premium to unaffected share price), and US$37.75 to US$48.00 (in the case of the multiple to ITC's estimate of its 2016 estimated unadjusted earnings), as compared to the merger consideration of US$45.05 as of February 5, 2016 (based on US$22.57 in cash and 0.7520 of a Fortis common share per share of ITC common stock, a Fortis common share price of US$29.89 and a US dollar-to-Canadian dollar exchange rate of 0.7209).

        No company or transaction utilized as a comparison in the analysis of selected precedent transactions is identical to ITC or the merger in business mix, timing and size. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of ITC and other factors that would affect the value of the companies to which ITC is being compared. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, global business, economic, market and financial conditions and other matters, many of which are beyond ITC's control, such as the impact of competition on ITC and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of ITC or the industry or the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using precedent transactions data.

Fortis Financial Analysis

        Morgan Stanley reviewed the historical trading ranges of Fortis common shares for the last twelve months ended February 5, 2016 and noted that the price of Fortis common shares was US$29.89 as of February 5, 2016, based on a US dollar-to-Canadian dollar exchange rate of 0.7209. Morgan Stanley noted that for the last twelve months ended February 5, 2016, the low and high intraday prices for Fortis common shares were US$24.48 and US$33.26 per share. In addition, for the prior 30 trading days ended February 5, 2016, the low and high intraday prices for Fortis common shares were US$24.48 and US$30.35 per share.

Equity Research Analysts' Price Targets

        Morgan Stanley reviewed the most recent equity research analysts' per-share target prices for Fortis. These targets reflect each analyst's estimate of the future public market trading price for Fortis common shares. Target prices for Fortis common shares ranged from C$40.00 to C$47.00 as of February 5, 2016, which were converted to US dollars based on a US dollar-to-Canadian dollar exchange rate of 0.7209 and discounted to present values using Fortis' cost of equity of 5.9% to derive an approximate implied equity value per share range of US$27.25 to US$32.00.

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Fortis common shares and these estimates are subject to uncertainties, including the future financial performance of Fortis and future financial market conditions.

Comparable Public Companies Analysis

        Morgan Stanley performed a public trading comparable analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial information, ratios and multiples relating to Fortis to corresponding financial information, ratios and multiples for publicly traded utility companies that shared characteristics with Fortis including, among other things, similarly sized revenue and/or revenue growth rates, market capitalization, scale and/or similar operating characteristics to derive an implied valuation range for Fortis.

        The companies included in the comparable companies analysis were:

  •
  Canadian Utilities Ltd.; and

  •
  Emera Incorporated.

        In performing this analysis, Morgan Stanley compared the financial information and multiples of market value of the companies included in the comparable companies analysis to the following metrics of Fortis:

  •
  stock price to 2016 estimated EPS; and

  •
  stock price to 2017 estimated EPS.

        The following table reflects the multiple of price to estimated EPS for 2016 and estimated EPS for 2017 for the companies included in the comparable companies analysis based on a compilation of earnings estimates by selected equity research analysts:

Metric	Company Comparable Companies Multiples
Stock Price to 2016 estimated EPS	16.8x - 19.4x
Stock Price to 2017 estimated EPS	15.9x - 16.8x

        Applying the ranges of multiples that were derived from the comparable public companies analysis and based on Morgan Stanley's judgment, Morgan Stanley calculated a range of implied equity values per Fortis common share with respect to the following metrics:

  •
  stock price to 2016 estimated EPS; and

  •
  stock price to 2017 estimated EPS.

        Based on this analysis, Morgan Stanley derived a range of approximate implied equity value per Fortis common share as follows:

  •
  stock price to 2016 estimated adjusted EPS—US$25.75 - US$29.50; and

  •
  stock price to 2017 estimated EPS—US$26.75 - US$28.25.

        No company utilized in the comparable public companies analysis is identical to Fortis. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Fortis, and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Fortis' control, such as the impact of competition on Fortis' businesses and the industry generally, industry growth and the absence of any adverse material change in Fortis' financial condition and prospects for the industry or in the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

        Morgan Stanley performed a discounted cash flow analysis of Fortis, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered cash flows and terminal value of Fortis. Morgan Stanley calculated a range of implied equity value per Fortis common share based on estimates of future cash flows for calendar years 2016 through 2020 and the terminal year utilizing internal estimates of Fortis' management.

        In performing a discounted cash flow analysis of Fortis, Morgan Stanley first calculated the estimated unlevered free cash flows of Fortis and then calculated a terminal value for Fortis by applying a 19.2x to 20.4x range of terminal value multiples to Fortis' terminal year 2020 estimated net income. The terminal value multiple range was derived from the stock price to the last 12 months' EPS multiples for the companies in the comparable public companies analysis. Unlevered free cash flows were calculated by tax-effecting earnings before interest and taxes and adding back the aggregate of depreciation and amortization, deferred taxes and other cash flow adjustments provided by management less the sum of capital expenditures and investment in working capital. The free cash flows and range of terminal values were then discounted to present values as of December 31, 2015 using discount rates ranging from 4.0% to 4.9%, which were chosen by Morgan Stanley based upon prevailing interest rates and Morgan Stanley's judgment of the estimated range of Fortis' weighted average cost of capital. This analysis indicated approximate implied equity value per share reference ranges for Fortis common shares of US$33.75 to US$38.75.

Pro Forma Transaction Analysis

        Using financial projections provided by the managements of ITC and Fortis, Morgan Stanley reviewed the pro forma impact of the merger on Fortis' internal projections of EPS for the years 2016-2018.

        Using each company's forward-looking financial information as the basis of comparison, the pro forma impact on Reported Earnings Per Share (defined as earnings per share taking into account all projected merger-related adjustments) was found to be accretive to earnings from 2016 to 2018 to Fortis.

        Morgan Stanley also prepared a relative financial analysis, showing the implied exchange ratio based on a number of the valuation analyses described above. For the purposes of this analysis, Morgan Stanley assumed that Fortis and ITC entered into a 100% stock-for-stock transaction, implying a transaction exchange ratio of 1.507x. Morgan Stanley also noted the exchange ratio as of the unaffected date of 1.129x. In each case, Morgan Stanley divided the high end of the Fortis valuation range by the low end of the ITC valuation range and the low end of the Fortis valuation range by the high end of the ITC valuation range to derive an implied exchange ratio. Using this methodology, the following ranges were determined:

Methodology	Company Comparable Companies Multiples
Stock Price to 2016 estimated EPS (using estimated adjusted EPS for ITC)	1.322x - 1.748x
Stock Price to 2017 estimated EPS	1.327x - 1.617x
Discounted Cash Flow Analysis	1.006x - 1.474x

as compared to the illustrative transaction exchange ratio of 1.507x (assuming a 100% stock transaction), which corresponds to the merger consideration of US$45.05 as of February 5, 2016 (based on US$22.57 in cash, 0.7520 of a Fortis common share per share of ITC common stock, a Fortis common share price of US$29.89, and a US dollar-to-Canadian dollar exchange rate of 0.7209).

        Morgan Stanley noted that for the last 12 months ended on February 5, 2016, the low and high exchange ratios based on ITC and Fortis' end-of-day common stock prices were 1.072x and 1.549x. In addition, for the prior 30 trading days ended on February 5, 2016, the low and high exchange ratios based on ITC and Fortis' end-of-day common stock prices were 1.107x and 1.549x. This historical ranges are compared to the illustrative transaction exchange ratio of 1.507x (assuming a 100% stock transaction), which corresponds to the merger consideration of US$45.05 as of February 5, 2016 (based on US$22.57 in cash, 0.7520 of a Fortis common share per share of ITC common stock, a Fortis common share price of US$29.89, and a US dollar-to-Canadian dollar exchange rate of 0.7209).

General

        Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Morgan Stanley's analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of ITC common stock or Fortis common shares.

        In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of ITC or Fortis, and variations to such financial assumptions and methodologies may impact the results of Morgan Stanley's analyses. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates. The analyses performed were performed solely as part of Morgan Stanley's analysis of the fairness from a financial point of view of the merger consideration, including the cash per share component and the exchange ratio, pursuant to the merger agreement and were conducted in connection with the delivery of Morgan Stanley's opinion dated February 8, 2016 to the ITC board of directors. The analyses do not purport to be appraisals or to reflect the prices at which ITC common stock or Fortis common shares might actually trade. The merger consideration, including the cash per share component and the exchange ratio, under the merger agreement and other terms of the merger agreement were determined through arm's length negotiations between ITC and Fortis and approved by the ITC board of directors. Morgan

Stanley provided advice to ITC during these negotiations, but did not, however, recommend any specific exchange ratio or merger consideration to ITC, or that any specific exchange ratio or merger consideration constituted the only appropriate exchange ratio or merger consideration for the transaction. No limitations were imposed by the ITC board of directors upon Morgan Stanley with respect to the investigations made or procedures followed by ITC board of directors. The opinion of Morgan Stanley and Morgan Stanley's presentation to the ITC board of directors was one of a number of factors taken into consideration by the ITC board of directors in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement and its determination that it is in the best interests of ITC and its shareholders to enter into the merger agreement. Consequently, Morgan Stanley's analyses described above should not be viewed as determinative of the opinion of the ITC board of directors with respect to the value of ITC or Fortis, or the exchange ratio, or of whether the ITC board of directors would have been willing to agree to a different exchange ratio or merger consideration. Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of ITC to proceed with or effect the merger or the likelihood of consummation of the merger, nor does it address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley's opinion was not intended to, and does not, express an opinion or a recommendation as to how the shareholders of ITC should vote at any shareholders' meeting to be held in connection with the merger, or as to any other action that a shareholder should take relating to the merger. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        Morgan Stanley, as part of its investment banking businesses, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. ITC selected Morgan Stanley as its financial advisor based upon the firm's qualifications, experience and expertise and because it is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley and its affiliates may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions and may trade or otherwise structure and effect transactions, for their own accounts or for the accounts of customers, in the equity or debt securities or senior loans of ITC or Fortis or any other company, or any currency or commodity related to ITC or Fortis or that may be involved in the merger, or any related derivative instrument. Morgan Stanley acted as a financial advisor to ITC in connection with the merger, and, pursuant to the terms of Morgan Stanley's engagement, ITC has agreed to pay Morgan Stanley a customary fee estimated to be approximately US$20,700,000 for its services, of which approximately US$2,100,000 was payable shortly after the execution of the merger agreement, US$4,100,000 of which is contingent upon the approval of ITC shareholders of the merger and the remainder of which is contingent upon the closing of the merger. ITC has also agreed to reimburse Morgan Stanley for its reasonable fees and expenses incurred in performing its services. In addition, ITC has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions. From February of 2014 through the date it rendered its opinion Morgan Stanley and its affiliates provided financial advisory and financing services to ITC, and received aggregate fees of approximately

US$900,000 in connection with such services. In addition, an affiliate of Morgan Stanley is a lender of approximately US$150 million in principal amount in connection with revolving credit facilities and the METC term loan totaling US$1.2 billion, and received aggregate fees of approximately US$800,000 in connection with such services. From February 2014 through the date it rendered its opinion, Morgan Stanley and its affiliates provided underwriting services for a private placement by Fortis and loans under the Revolving Facility, and received aggregate fees of approximately US$900,000 in connection with such services. Morgan Stanley also may in the future seek to provide financial advisory or financing services to ITC and Fortis and may receive fees for such services.

Certain Financial Projections Utilized by the ITC Board of Directors and ITC's Financial Advisors

        The unaudited financial projections referred to in this section of the proxy statement/prospectus were prepared by ITC and Fortis solely for internal use by ITC, Barclays, Morgan Stanley, Lazard and Fortis, as the case may be, and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures. In the view of ITC management and Fortis management, the financial projections prepared by them were prepared on a reasonable basis based on the best information available to ITC management or Fortis management, as applicable, at the time of their preparation. The unaudited financial projections, however, are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information.

        All of the unaudited financial projections summarized in this section of the proxy statement/prospectus were prepared by and are the responsibility of the management of ITC and Fortis. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to these projections and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for, and any such independent registered public accounting firm disclaims any association with, the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference into this proxy statement/prospectus relate to the historical financial information of Fortis and ITC. Such reports do not extend to the unaudited financial projections and should not be read to do so.

Financial Projections Related to ITC

        ITC publicly discloses certain financial projections on a periodic basis, including, but not limited to, operating earnings per share compounded annual growth rate, accrued capital expenditures, average base rate and construction work in progress balances, or CWIP, and certain credit metrics projections. ITC management developed unaudited financial projections for the period 2016 through 2020 through its customary strategic planning and budgeting process. These financial projections represent a stand-alone plan, absent any consideration of the transaction. The unaudited financial projections reflect the following key assumptions:

  •
  Ongoing investments in ITC's existing regulated operating companies for base system investments associated primarily with maintenance, reliability-related projects, system capacity expansions and customer connection requests.

  •
  Certain assumptions regarding ITC's FERC rate regulation for all of ITC's existing regulated operating companies, including assumptions regarding authorized levels of return on equity.

        ITC provided the unaudited financial projections to the ITC board of directors, Barclays, Morgan Stanley, Lazard and Fortis.

        In addition, ITC management also prepared information related to speculative development opportunities in the context of the sale for the period 2016 through 2020. ITC management provided this information to the ITC board of directors, Barclays, Morgan Stanley, Lazard and Fortis.

        The inclusion of any financial projections or assumptions in this proxy statement/prospectus should not be regarded as an indication that ITC or its board of directors considered, or now considers, these projections to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial projections contained in this proxy statement/prospectus. Please read carefully "—Important Information about the Unaudited Financial Projections" beginning on page [•] of this proxy statement/prospectus.

        ITC uses a variety of financial measures that are not in accordance with U.S. GAAP, including those shown in the tables below, as supplemental measures to evaluate its operational performance. While ITC believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These "non-GAAP financial measures" are not prepared in accordance with U.S. GAAP, are not reported by all of ITC's competitors and may not be directly comparable to similarly titled measures of ITC's competitors due to potential differences in the exact method of calculation.

        The financial projections include net income, EBITDA, capital investments, average rate base and CWIP balances and diluted earnings per share.

        The following table summarizes the unaudited financial projections related to ITC on a stand-alone basis without giving effect to the merger, prepared by ITC's management as described above, as used by the ITC board of directors for purposes of its consideration of the merger and considered by Lazard, Barclays and Morgan Stanley in connection with its financial analyses:

ITC Management Projections

	FY 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E
	(in millions of US dollars, except per share amounts)
Net Income	318	362	389	409	425
EBITDA(1)	848	950	1,015	1,065	1,097
Capital Investments(2)	727	717	617	496	462
Average Rate Base and CWIP(3)	5,703	6,205	6,555	6,800	6,974
Diluted Earnings Per Share(4)	$2.06	$2.34	$2.49	$2.60	$2.69

(1)
EBITDA is a measure of estimated earnings before financial income (expense), allowance for funds used during construction, taxes, depreciation and amortization.
(2)
Annual capital investments reflect capital investments at ITC's regulated operating subsidiaries. Capital investment amounts differ from cash expenditures for property, plant and equipment included in ITC's consolidated statements of cash flows due in part to differences in construction costs incurred compared to cash paid during that period, as well as payments for major equipment inventory that are included in cash expenditures but not included in capital investment until transferred to CWIP, among other factors.
(3)
Average rate base and CWIP reflect amounts at ITC's regulated operating subsidiaries and, together, are not included in the audited financial statements of ITC. For purposes of the ITC projections, rate base is defined as the value of transmission property on which we are permitted to earn a FERC-regulated rate of return. The value primarily represents the net book value of any transmission plant, general plant, intangible plant, materials and supplies, regulatory assets, and working capital, less any accumulated deferred income taxes on those assets as of the date specified. CWIP is defined as construction work in progress and is reflective of capital expenditure investments that are not in service and, therefore, not included in rate base.

(4)
Diluted EPS is calculated consistent with U.S. GAAP.

        ITC is not providing a quantitative reconciliation of its non-GAAP projections to the corresponding U.S. GAAP information because the measures that ITC excludes from its non-GAAP projections are difficult to predict and are primarily dependent on future uncertainties.

Financial Projections Relating to Fortis Considered by ITC Management

        Fortis does not publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than for providing projected capital expenditures, rate base and average dividend growth in its regular earnings press releases and other investor materials. Accordingly, Fortis does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Fortis does not intend to update or revise the forward-looking financial information to reflect changes in general economic or industry conditions. However, in the course of its discussions with ITC leading up to the execution of the merger agreement, Fortis provided ITC with certain business and financial information which Fortis believes was not publicly available. Fortis management developed unaudited financial projections for the period 2016 through 2020 through its customary strategic planning and budgeting process using the best available estimates and judgments at the time of its preparation. These financial projections represent a stand-alone plan, absent any consideration of the transaction. The unaudited financial projections reflect the following key assumptions:

  •
  Ongoing investments in Fortis' existing regulated operating companies for base system investments associated primarily with maintenance, reliability-related projects, system capacity expansions and customer connection requests.

  •
  Normal weather in the forward-looking periods.

  •
  No material increase in utility customer growth.

  •
  Capital expenditures for certain utility infrastructure enhancement programs in various jurisdictions through their approved regulatory cycle consistent with budgeted and approved levels.

  •
  The expectation of reasonable outcomes for regulatory proceedings at Fortis' existing utilities.

  •
  No material fluctuations in foreign exchange rate and interest rate assumptions, which were indicative of then-current market rates.

  •
  The successful acquisition of the Aitken Creek gas storage facility in British Columbia.

        The following table summarizes the unaudited financial projections related to Fortis on a stand-alone basis without giving effect to the merger, prepared by Fortis' management as described above, as used by the ITC board of directors for purposes of its consideration of the merger and considered by Lazard, Barclays and Morgan Stanley in connection with their financial analyses. The information in the following table was prepared for this purpose only and may not be appropriate for any other purpose.

	FY 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E
	(in millions of Canadian dollars, except per share amounts)
Net Income	$716	$783	$811	$856	$941
EBITDA(1)	$2,420	$2,636	$2,737	$2,863	$3,050
Earnings Per Common Share	$2.12	$2.33	$2.38	$2.49	$2.71

(1)
EBITDA is a measure of estimated earnings before interest, taxes, depreciation and amortization.

        The inclusion of any financial projections or assumptions in this proxy statement/prospectus should not be regarded as an indication that Fortis considered, or now considers, these projections to be a reliable predictor of future results. The estimates and assumptions underlying the forward-looking financial information are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking financial information. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages [•] and [•], respectively. You should not place undue reliance on the unaudited financial projections contained in this proxy statement/prospectus. Please read carefully "—Important Information about the Unaudited Financial Projections" below.

Important Information about the Unaudited Financial Projections

        While the unaudited financial projections summarized above in the sections entitled "—Certain Financial Projections Utilized by the ITC Board of Directors and ITC's Financial Advisors" were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the unaudited financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" beginning on pages [•] and [•], respectively, of this proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of ITC and Fortis, respectively, and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the unaudited financial projections, whether or not the merger is completed. As a result, the unaudited financial projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such.

        The inclusion of the financial projections in this proxy statement/prospectus should not be regarded as an indication that ITC, Fortis, Lazard, Barclays, Morgan Stanley or anyone who received the financial projections then considered, or now considers, the financial projections to be material information of ITC or Fortis or a reliable prediction of future events, and the financial projections should not be relied upon as such.

        Because the financial projections were developed by ITC and Fortis on a stand-alone basis without giving effect to the merger, the financial projections do not give effect to the merger or any changes in ITC's or Fortis' operations or strategy that may be implemented following completion of the merger, including any costs related to or that may arise in connection with the merger.

        By including in this proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of ITC and Fortis, neither ITC, Fortis nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of ITC or Fortis compared to the information contained in the financial projections or that projected results will be achieved. ITC and Fortis have not made representations to each other, in the merger agreement or otherwise, concerning the financial projections. The unaudited financial projections cover multiple years and such information by its nature becomes less predictive with each succeeding year. Neither ITC nor Fortis undertakes any obligation, except as required by law, to update or otherwise revise or reconcile the unaudited financial projections contained in this proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of future or unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error. Neither ITC nor Fortis intends to make any update or other revision to the financial projections publicly available, except as required by law.

        The summaries of the unaudited financial projections are included because they were provided to the ITC board of directors and to Barclays, Morgan Stanley and Lazard; they are not included in this proxy statement/prospectus in order to induce any ITC shareholder to vote in favor of the proposal to approve the merger proposal or any of the other proposals to be voted on at the ITC special meeting of shareholders.

Listing of Fortis Common Shares

        It is a condition to the completion of the merger that the Fortis common shares issued pursuant to the merger agreement are approved for listing on the NYSE and the TSX, subject to official notice of issuance. Fortis must use its reasonable best efforts to obtain the listing and admission for trading of the Fortis common shares issued as stock consideration on both such exchanges at or prior to the effective time.

Delisting and Deregistration of ITC Common Stock

        As promptly as practicable following the completion of the merger, the ITC common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Financial Interests of Certain ITC Directors and Executive Officers in the Merger

        In considering the determination of the ITC board of directors to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that ITC shareholders vote in favor of the merger, ITC shareholders should be aware that executive officers and directors of ITC may have interests in the merger that are different from, or in addition to, the interests of the ITC shareholders. These interests may create potential conflicts of interest. The ITC board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement, the merger and the other transactions contemplated by the merger agreement. These interests are discussed below.

Treatment of ITC Stock Options and Other Equity-Based Awards

        Stock Options.    Immediately prior to the effective time, subject to the terms and conditions of the merger agreement, each outstanding ITC stock option will become immediately vested and be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of shares of ITC common stock subject to such ITC stock option multiplied by (y) the excess, if any, of the equity award consideration over the per share exercise price under such ITC stock option, less applicable withholding taxes. The "equity award consideration" means the sum of (i) US$22.57 and (ii) the product of (a) 0.7520 of a Fortis common share, multiplied by (b) the average of the volume weighted average price per Fortis common share on the TSX, on each of the five consecutive trading days ending with the second complete trading day immediately prior to the effective time (with each such trading day's applicable price converted into US dollars using the spot exchange rate).

        Restricted Stock.    Immediately prior to the effective time, each outstanding award of ITC restricted stock will become vested and be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of shares subject to such ITC restricted stock award multiplied by (y) the equity award consideration, less applicable withholding taxes.

        Performance Shares.    Immediately prior to the effective time, each outstanding award of ITC performance shares will become immediately vested at the higher of the target level of performance and the actual level of performance through the effective time, and be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the number of shares of ITC common stock subject to such ITC performance share award and (y) the equity award consideration, less applicable withholding taxes. Equivalent performance shares (i.e., performance shares credited to a notional account that reflects the value of dividends and other distributions paid prior to the applicable performance share vesting date on the number of performance shares that become vested) will vest and be cashed out on the same basis as the underlying ITC performance shares.

        The ITC equity compensation plans and employee stock purchase plans will terminate immediately following the effective time of the merger, contingent upon the occurrence of the effective time of the merger.

Number and Value of Outstanding Equity Awards

        The following table sets forth the amounts that the executive officers and non-employee directors of ITC would receive in respect of unvested stock options, restricted stock awards, performance shares (at target and maximum performance levels) and equivalent performance shares, as well as with respect to vested, unexercised options, based on the value of the equity award consideration and assuming the closing of the merger occurred on May 4, 2016. Certain of the vested, unexercised options may be exercised prior to closing, reducing the entitlements set forth in the table below. The actual number of unvested equity-based awards that will be subject to accelerated vesting in connection with the closing of the merger (and the value attributable to such equity-based awards) will depend on whether, between May 4, 2016 and the consummation of the merger, a portion of the outstanding unvested equity vests in the ordinary course consistent with existing terms, additional equity-based awards are granted and additional equivalent performance shares are credited to notional accounts. The table below assumes the closing of the merger occurred on May 4, 2016 and an equity award consideration of US$42.54 per share (based on the average closing price of Fortis common shares over the first five business days following the first public announcement of the merger and the spot exchange rate on each of those days).

	Estimated Value of ITC Stock Options, Restricted Stock and Performance Shares Held by Executive Officers and Non-Employee Directors
	Unvested Stock Options	Vested but Unexercised Stock Options	Restricted Stock	Performance Shares at Target Performance	Performance Shares at Maximum Performance	Equivalent Performance Shares	Total (at Target performance)
All Executive Officers as a Group	$5,310,379	$38,349,196	$7,283,997	$4,293,094	$8,586,189	$87,361	$16,974,831
Non-Employee Director
Albert Ernst	—	—	$153,910	—	—	—	—
Christopher H. Franklin	—	—	$208,276	—	—	—	—
Edward G. Jepsen	—	—	$208,276	—	—	—	—
David R. Lopez	—	—	$153,910	—	—	—	—
Hazel R. O'Leary	—	—	$208,276	—	—	—	—
Thomas G. Stephens	—	—	$208,276	—	—	—	—
G. Bennett Stewart, III	—	—	$208,276	—	—	—	—
Lee C. Stewart	—	—	$208,276	—	—	—	—

Total	$5,310,379	$38,349,196	$8,841,473	$4,293,094	$8,586,189	$87,361	$18,532,307

Employment Agreements

        ITC has entered into employment agreements with each of its executive officers, which agreements provide for payments by ITC of certain severance benefits upon termination of employment. The rights available following termination depend on the situation and circumstances surrounding the termination event.

        If Mr. Welch's employment is terminated by ITC without Cause or by Mr. Welch for Good Reason prior to December 21, 2016, or each other executive officer's employment is terminated by ITC without Cause or by the executive officer for Good Reason within a period beginning six months before and ending two years after a change in control (including the merger), each a "qualifying termination," the executive officer will receive:

  •
  any accrued but unpaid compensation and benefits, which include for Mr. Welch, annual special annuity credit for his years of service and the cash balance under ITC's Retirement Plan and annual Management Supplemental Benefit Plan, or MSBP, benefit; for each other executive officer, the vested portion of the Executive Supplemental Retirement Plan, or ESRP, balance; for Messrs. Hayes and Oginsky, the cash balance under ITC's Retirement Plan, for Mr. Jipping, the annual benefit under the traditional component of ITC's Retirement Plan and for Ms. Blair, the cash balance and ESRP shift under ITC's Retirement Plan;

  •
  continued payment of the executive officer's annual rate of base salary for two years plus an amount equal to two times the average annual bonus actually paid for the three fiscal years immediately preceding the fiscal year in which employment terminates, which we refer to as the average bonus amount, in each case payable in equal installments over the two-year period and commencing on the earliest date that is permitted under Section 409A of the U.S. Internal Revenue Code of 1986, as amended, or the Code (relating to the taxation of deferred compensation);

  •
  a pro rata portion of the annual bonus for the year of termination, based upon ITC's actual achievement of the performance targets for such year as determined under and at the time that such bonus would normally be paid;

  •
  reimbursement for continued coverage under ITC's health and welfare plans at active employee rates for the lesser of 18 months or until such executive officer becomes eligible for such benefits through alternative means, plus a tax gross up amount;

  •
  outplacement services for up to two years; and

  •
  for Ms. Blair only, deemed satisfaction of the eligibility requirements of ITC's retiree welfare benefit plan for purposes of participation therein; and for Messrs. Jipping and Oginsky, participation in ITC's retiree welfare benefit plan only if, by the end of their two year severance period, they would have achieved the necessary age and service credit otherwise necessary to meet the eligibility requirements. It is not anticipated that Mr. Jipping or Mr. Oginsky will meet such criteria if they were to terminate employment upon consummation of the merger. In addition, if ITC terminates its retiree welfare benefit plan and, by application of the provisions described in the prior sentence, the executive officer would otherwise be entitled to retiree welfare benefits, ITC will establish other coverage for the executive officer or the executive officer will receive a cash payment equal to ITC's cost of providing such benefits, in order to assist the executive officer in obtaining other retiree welfare benefits.

        If an executive officer, other than Mr. Welch, experiences a qualifying termination other than in connection with a change in control, such executive officer will receive the payments and benefits described above, but would not receive the average bonus amount.

        In addition, other than as provided in Mr. Welch's Letter Agreement (as described below), during employment and for a period of two years after any termination of employment by ITC without "cause" (as defined in the employment agreement) (other than due to their disability) or by the executive officer for "good reason" (as defined in the employment agreement), and for a period of one year following any other termination of employment, each executive officer will be subject to certain covenants not to compete with or assist other entities in competing with ITC's business and not to encourage ITC employees to terminate their employment with ITC. At all times while employed and thereafter, the executive officers will also be subject to a covenant not to disclose confidential information.

        All executive officers except Mr. Welch are subject to a cutback of any payments or benefits that would otherwise be considered excess parachute payments under Section 280G of the Code. Mr. Welch is subject to a modified cutback provision which provides that excess parachute payments will be cut back to the "safe harbor amount," but only if such a reduction would put him in a better after-tax position absent such a reduction after taking into account the applicable 20% excise tax on such excess parachute payments. ITC may, after good faith consultation with FortisUS (or following the assignment, Investment Holdings), implement strategies to mitigate any issues resulting from the application of Sections 280G and Section 4999 of the Code and to maximize net after-tax proceeds received by any individual subject to Section 4999 of the Code, provided that such actions do not result in any increased costs to ITC or its subsidiaries (determined without regard to any cutback of parachute payments or the time value of money).

        The terms "Cause" and "Good Reason" are defined as follows in the employment agreements:

  •
  Cause means: an executive officer's continued failure substantially to perform his or her duties (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by ITC to the executive officer of such failure; dishonesty in the performance of the executive officer's duties; an executive officer's conviction of, or plea of nolo contendere to, a crime constituting a felony or a misdemeanor involving moral turpitude; willful malfeasance or willful misconduct in connection with an executive officer's duties or any act or omission which is injurious to the financial condition or business reputation of ITC; or a breach of an executive officer's obligations with respect to confidentiality or non-competition.

  •
  Good Reason means: a greater than 10% reduction in the total value of the executive officer's base salary, target bonus, and employee benefits or if the executive officer's responsibilities and authority are substantially diminished.

Welch Letter Agreement

        In connection with the merger agreement, ITC entered into a letter agreement with Mr. Welch, dated February 8, 2016, or the Welch Letter Agreement, that amends the terms of his employment agreement. Under the terms of the Welch Letter Agreement, effective as of December 21, 2016, which we refer to as the at-will date, Mr. Welch's employment will be "at-will." Following the at-will date, if Mr. Welch's employment is terminated for any reason, Mr. Welch will not be entitled to any severance payments or benefits under his employment agreement other than his accrued rights (as defined under his employment agreement), and he will no longer be subject to the post-termination covenants set forth in his employment agreement restricting competition and solicitation of ITC customers and employees. Following the at-will date, either Mr. Welch or ITC may select Mr. Welch's retirement date at any time and for any reason; provided that Mr. Welch is required to give ITC at least 30 days advance written notice of any such retirement and ITC is required to give Mr. Welch at least ten business days advance notice of its selection of his retirement date (unless such retirement date is selected in connection with a cause event (as defined above), in which case such retirement will take effect immediately upon the provision of the notice).

        Under the Welch Letter Agreement, if following the at-will date Mr. Welch's employment is terminated due to his retirement (other than due to a retirement date selected by ITC in connection with a cause event), death or disability, (x) all of his unvested stock options and restricted stock grants will fully vest upon termination (with stock options exercisable in accordance with the applicable award agreement) and (y) with respect to all his unvested performance shares, Mr. Welch will receive, following the vesting date under the applicable performance share award agreement, the number of shares to which Mr. Welch would have otherwise been entitled if he had remained employed through such vesting date (together with the corresponding number of equivalent performance shares to be issued pursuant to the applicable performance share award agreement), with such shares issued following the vesting date in accordance with the applicable performance share award agreement. Following the at-will date, if Mr. Welch remains employed by ITC at the time cash and equity incentive awards are granted by ITC in the ordinary course, he will be entitled to receive cash and equity incentive awards that are consistent with his previous employment agreement and commensurate with his role as ITC's Chief Executive Officer.

        Under the terms of the merger agreement, until the earlier of the effective time of the merger and the termination of the merger agreement, ITC may not terminate the employment of its Chief Executive Officer, other than for cause, without the prior written consent of Fortis. See the section entitled "The Merger Agreement—Covenants Regarding Conduct of Business by ITC Pending the Merger" in this proxy statement/prospectus.

Welch Retention Agreement

        ITC and Mr. Welch are parties to a retention agreement, entered into in 2012, pursuant to which Mr. Welch is entitled to a cash payment of US$1.5 million on June 30, 2016; provided that Mr. Welch is employed as ITC's President and Chief Executive Officer on such payment date and the ITC board of directors determines, in its sole discretion, that Mr. Welch has satisfactorily performed his duties in such capacities pursuant to the terms of his employment agreement. No amounts will be payable if Mr. Welch is not employed on such payment date.

Retention Program

        ITC expects to adopt a retention program not to exceed US$17.5 million in the aggregate in connection with the merger for the retention of key talent for the period commencing on the date of the merger agreement through the one-year anniversary of the effective time, pursuant to which ITC's executive officers (other than Mr. Welch) may be granted the opportunity to earn a retention bonus. A portion of each retention bonus will be payable at the effective time, with the remainder paid on the one year anniversary of the effective time (and payments may be accelerated upon the recipient's qualifying termination, which includes any termination for which severance would be payable). The amount of each named executive officer's potential retention bonus has not yet been determined.

Deferred Compensation

        Mr. Welch has deferred income under ITC's Executive Deferred Compensation Plan. A lump sum payment will commence upon Mr. Welch's termination and attainment of normal retirement age. This payment will not be affected by the closing of the merger.

Supplemental Retirement Plans

        ITC's executive officers (other than Mr. Welch) participate in ITC's ESRP, a nonqualified retirement plan. The purpose of the ESRP is to promote the success of ITC and its subsidiaries by providing the ability to attract and retain talented executives by providing such designated executives with additional retirement benefits. All ESRP balances become fully vested upon a change in control of ITC. Rejji P. Hayes is the only named executive officer with an unvested balance under the ESRP, which balance is US$31,956.

        Mr. Welch participates in the MSBP. Payments under the MSBP are made upon termination of employment, and Mr. Welch is currently eligible to retire with an immediate benefit under the MSBP. A life annuity with 15 years of guaranteed payments is the only form of benefits payable under the plan. Payments under the MSBP will not be affected by the closing of the merger.

Continuing Employee Benefits

        ITC may continue to make its annual equity incentive compensation grants, not to exceed US$21,000,000 for the 2016 fiscal year and US$22,500,000 for the 2017 fiscal year, in the form of restricted stock (with substantially comparable terms to the agreements governing the 2015 fiscal year restricted stock grants) in accordance with its ordinary course annual grant cycle, which we refer to as the Post-Signing Equity Awards. Any Post-Signing Equity Awards granted in the 2016 fiscal year will be subject to full accelerated vesting in connection with the closing of the merger and will be treated in accordance with the outstanding equity awards as described above in "—Treatment of ITC Stock Options and Other Equity-Based Awards." Any Post-Signing Equity Awards granted in the 2017 fiscal year will be subject to accelerated vesting on a pro-rata basis (based on the time between the grant date and the effective time of the merger) in connection with the closing of the merger and the resulting vested Post-Signing Equity Awards will be treated in accordance with the outstanding equity awards as described above in "Vesting of Equity Awards".

        In addition, under the merger agreement, for a period of at least three years following the effective time, Fortis will cause the surviving corporation to provide to each continuing employee of ITC or its subsidiaries, during such period of employment, (i) a salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits, in each case, that is no less favorable than the salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits that was provided to such continuing employee immediately prior to the effective time and (ii) welfare and other benefits that are substantially comparable in the aggregate to the welfare and other benefits provided to such continuing employee immediately prior to the effective time. During such three year period, the principal work location of each continuing employee will not be relocated by more than 50 miles from such continuing employee's principal work location as of immediately prior to the effective time.

        ITC and the surviving corporation, as applicable, will pay or cause the applicable subsidiary to pay to each employee of ITC and its subsidiaries, on the first payroll date following the effective time and subject to such employee remaining continuously employed through the effective time, (i) any accrued but unpaid annual bonus (or other cash incentive award) relating to the complete year (or completed performance period) prior to the year (or performance period) in which the effective time occurs that has been accrued on the audited consolidated financial statements of ITC, and (ii) a pro-rated portion of the annual bonus (and other cash incentive award) relating to the year (or other applicable performance period) in which the effective time occurs based on the higher of (A) ITC's achievement of the applicable performance targets as of the effective time based on the amount accrued on ITC's financial statements, and (B) the target-level achievement, which payment shall be pro-rated based on a fraction (x) the numerator of which is the number days in the year (or performance period) that has elapsed through the effective time and (y) the denominator of which is the number of days in such year (or performance period).

Attendance and Membership on the Fortis Board of Directors

        Pursuant to the terms of the merger agreement, Mr. Welch is permitted to attend (but not participate in) all meetings of the Fortis board of directors and to receive all information distributed to the directors from the effective time until the first annual general meeting of the shareholders of Fortis following the effective time. Prior to the first annual general meeting of the shareholders of Fortis following the effective time, Fortis has agreed to use reasonable efforts to cause Mr. Welch, or if Mr. Welch is still the chief executive officer of the surviving corporation, a person mutually agreed by the board of directors of the surviving corporation and the Fortis board of directors, in consultation with Mr. Welch, to be elected to the Fortis board of directors at the first annual general meeting of the shareholders of Fortis following the closing of the merger and at the next annual general meeting of the shareholders of Fortis.

Other Interests

        As of the date of this proxy statement, other than the arrangements discussed in this proxy statement, none of ITC's executive officers has entered into any agreement with Fortis regarding employment with, or compensation from, the surviving corporation or Fortis following the completion of the merger.

Indemnification and Insurance

        The merger agreement provides that from and after the effective time until the sixth anniversary thereof, the surviving corporation will indemnify each present and former director and officer of ITC or any of its subsidiaries, each referred to as an indemnified party, to the fullest extent that would have been permitted under Michigan law, ITC's articles of incorporation or bylaws in effect as of the date of the merger agreement against costs, expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement to the extent of any claim or action arising out of or in connection with matters existing or occurring prior to the effective time (including the fact that such indemnified party is or was a director or officer of ITC or any of its subsidiaries or any acts or omissions occurring or alleged to occur prior to the effective time), and to advance expenses to such indemnified parties. In addition, for a period of six years from the effective time, the surviving corporation will maintain in effect provisions in the surviving corporation's organizational documents related to indemnification and advancement of expenses that are no less favorable than those set forth in ITC's organizational documents as of the date of the merger agreement. The merger agreement also provides that the surviving corporation will purchase, at no expense to the beneficiaries, a six year indemnification insurance prepaid "tail policy" providing at least the same coverage and amounts as, and containing terms and conditions that are no less advantageous to the insured persons than the directors' and officers' liability insurance and fiduciary liability insurance maintained by ITC and its subsidiaries, and the surviving corporation will, and Investment Holdings will cause the surviving corporation to, maintain such indemnification insurance "tail policy" in full force and effect and continue to honor their respective obligations thereunder.

        The indemnification and insurance provisions of the merger agreement are intended to benefit, and are enforceable by, the indemnified persons and their respective heirs or representatives.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for ITC's named executive officers based on the merger, assuming that the merger was completed on May 4, 2016 and the named executive officers are terminated without cause or by the named executive officer for good reason on the day immediately following the completion of the merger. The actual amounts payable would depend on the date of termination, the manner of the termination and the terms of the agreements in effect at such time. Fortis does not contemplate terminating any of the named executive officers in connection with the completion of the merger. More detail on the included payments and benefits are set forth above in the section entitled "—Financial Interests of Certain ITC Directors and Executive Officers in the Merger."

Name	Cash (US$)(1)	Equity (US$)(2)	Pension / NQDC (US$)(3)	Perquisites/ Benefits (US$)(4)	Tax Reimbursement (US$)(5)	Other (US$)(6)	Total (US$)(7)
	(in US dollars)
Joseph L. Welch	5,408,866	8,157,679	—	30,000	—	—	13,596,545
Linda H. Blair	2,842,266	3,636,068	—	506,451	—	—	6,984,785
Rejji P. Hayes	1,532,097	2,279,004	31,956	53,307	—	—	3,896,364
Jon E. Jipping	2,323,630	2,972,536	—	53,306	—	—	5,349,472
Daniel J. Oginsky	1,938,022	2,385,097	—	52,440	—	—	4,375,559

(1)
For each named executive officer, cash severance represents the estimated "double-trigger" cash severance payment provided to the named executive officers under the terms of his or her employment agreement of two times his or her current salary; two times his or her three year average bonus (2013, 2014 and 2015); a pro-rata portion of the named executive officer's bonus for 2016 (assuming performance at target) of US$434,595 for Mr. Welch, US$208,592 for Ms. Blair, US$170,543 for Mr. Jipping, US$135,890 for Mr. Hayes and US$143,704 for Mr. Oginsky; other than Mr. Welch, the retention bonus (if applicable) and any accrued but unpaid salary as of the time of termination, which are both assumed to be US$0, assuming a May 4, 2016 closing date for the merger and a qualifying termination of employment on such date. Mr. Welch will not be entitled to receive the cash severance payments mentioned above if his employment is terminated for any reason on or after December 21, 2016, as described above in the section entitled "Welch Letter Agreement" on page [•] of this proxy statement/prospectus. All of the named executive officers, other than Mr. Welch, are subject to a cutback of any payments or benefits that would otherwise be considered excess parachute payments under Section 280G of the Code. Here, Mr. Hayes would be subject to a US$717,086 cutback, which is not reflected in the amount above.
(2)
Includes the estimated value that each named executive officer would receive in respect of unvested stock options (taking into account the exercise price), restricted stock awards, performance shares (based on the higher of target and actual performance) and equivalent performance shares, based on the value of the equity award consideration and the closing of the merger on May 4, 2016 on a "single-trigger" basis solely as a result of the closing of the merger. The estimated amount of each component of the equity payments is set forth in the table below.

Estimated Value of ITC Stock Options, Restricted Stock and Performance Shares Held by Named Executive Officers
Executive Officer	Unvested Stock Options (US$)	Restricted Stock (US$)	Performance Shares at Target Performance (US$)	Performance Shares at Maximum Performance (US$)	Equivalent Performance Shares (US$)	Total (at Maximum Performance) (US$)
	(in US dollars)
Joseph L. Welch	1,760,912	2,934,962	1,713,469	3,426,937	34,868	8,157,679
Linda H. Blair	1,159,815	1,078,261	691,956	1,383,911	14,081	3,636,068
Rejji P. Hayes	364,804	1,003,519	450,754	901,508	9,173	2,279,004
Jon E. Jipping	948,116	881,429	565,739	1,131,479	11,512	2,972,536
Daniel J. Oginsky	737,989	684,001	476,703	953,406	9,701	2,385,097
(3)
Includes for Mr. Hayes, unvested benefits under the ESRP in the amount of US$31,956, which immediately vest upon the change in control.

(4)
Includes (a) postretirement medical and dental benefits following a qualifying termination of US$452,225 for Ms. Blair; (b) 18 months of benefit continuation following a qualifying termination valued at US$29,226 for Ms. Blair, US$28,306 for Mr. Jipping, US$28,307 for Mr. Hayes and US$27,440 for Mr. Oginsky; and (c) two years of outplacement services for all named executive officers, valued at a total of US$30,000 for Mr. Welch and US$25,000 for Ms. Blair and Messrs. Jipping, Hayes and Oginsky. Mr. Welch would not receive any benefits continuation because has met the retirement eligibility requirements of the Postretirement Welfare Plan and therefore would receive benefits upon termination under the Postretirement Welfare Plan. Mr. Welch would not be entitled to receive the US$30,000 in outplacement services if terminated for any reason on or after December 21, 2016, as described above in the section entitled "Welch Letter Agreement" on page [•] of this proxy statement/prospectus. The value of the Postretirement Welfare Plan benefit is included for Ms. Blair since her employment agreement includes a provision for deemed satisfaction of the eligibility requirements under change-in-control. It is assumed Ms. Blair would commence her Postretirement Welfare Benefits at age 58. The present value of the Postretirement Welfare Plan benefit is based on the same assumptions used for the 12/31/2015 ASC 715 disclosure, except a 4.22% discount rate is used and it assumes 100% coverage for spousal benefits.
(5)
ITC has no obligation to any named executive officer to pay a "gross-up" to offset golden parachute excise taxes under Section 4999 of the Code or to reimburse the named executive officer for related taxes. ITC will gross-up any amounts required to pay any income and/or payroll taxes due on the sum of the COBRA premium payments made by ITC to Messrs. Jipping, Hayes and Oginsky and Ms. Blair. Such amounts are not included above.
(6)
None of the named executive officers have any other benefits that would be paid out upon a qualifying termination following completion of the merger.
(7)
Includes the aggregate dollar value of the sum of all estimated amounts reported in the preceding columns.

Narrative to Golden Parachute Table

        The tabular disclosure set forth above assumes that each of the listed ITC named executive officers (i) is terminated without cause or resigns for good reason in connection with the proposed merger under circumstances that entitle such individual to severance payments and benefits under his or her employment agreement as of May 4, 2016 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and (ii) becomes entitled to accelerated vesting and/or payment in respect of all unvested equity and equity-based awards held by such named executive officer on such date (excluding, for the avoidance of doubt, any additional awards that may be granted and any new compensatory arrangements that may be entered into prior to the effective time), in accordance with their terms and the merger agreement, regardless of whether the named executive officer's employment is terminated, based on the equity award consideration (which is equal to the sum of (i) US$22.57 and (ii) the product of (a) 0.7520 of a Fortis common share, multiplied by (b) the average of the volume weighted average price per Fortis common share on the TSX, on each of the five consecutive trading days ending with the second complete trading day immediately prior to the effective time (with each such trading day's applicable price converted into US dollars using the spot exchange rate)). The tabular disclosure set forth above assumes a price of US$26.56 per Fortis common share (the average per-share closing price of Fortis over the first five business days following February 9, 2016, determined pursuant to Item 402(t) of Regulation S-K).

The Fortis Special Meeting and Shareholder Approval

        Pursuant to Section 611(c) of the Toronto Stock Exchange Company Manual, or the TSX Manual, security holder approval is required if the number of securities issued or issuable in payment of the purchase price for a merger exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. There were approximately 152.7 million shares of ITC stock outstanding as of February 8, 2016 and, under the terms of the merger agreement, which restricts stock issuances by ITC (subject to certain exceptions), less than 155.6 million shares of ITC stock are expected to be outstanding at the effective time of the merger. Accordingly, if the merger is completed, up to 117 million Fortis common shares would be issued as partial payment of the purchase price for the merger, representing up to 41.5% of the current issued and outstanding Fortis common shares. The actual number of Fortis common shares to be issued pursuant to the merger agreement will be determined at completion of the merger based on the exchange ratio and the number of shares of ITC common stock outstanding at such time. Accordingly, Fortis shareholders were required to approve the issuance of common shares to the holders of ITC common stock in connection with the merger by an ordinary resolution. Fortis obtained the required shareholder approval at an annual and special meeting of shareholders held on May 5, 2016.

        The TSX Manual and applicable Canadian securities legislation provide in certain instances that certain insiders or related parties are not entitled to vote on transactions that are required to be approved by a company's security holders. No votes attached to the common shares were excluded when shareholder approval of the issuance of Fortis common shares to the holders of ITC common stock was obtained.

Accounting Treatment of the Merger

        In accordance with U.S. GAAP, the merger will be accounted for as a business combination applying the acquisition method of accounting. Accordingly, the aggregate fair value of the consideration paid by Fortis in connection with the merger will be allocated to ITC's net assets based on their fair values as of the close of the transaction. The excess of the total purchase consideration over the fair value of the identifiable assets acquired, liabilities assumed and any non-controlling interest in ITC will be allocated to goodwill. The results of operations of ITC will be included in Fortis' consolidated results of operations only for periods subsequent to the completion of the merger.

Financing for the Merger

        For purposes of financing the merger, on February 9, 2016, Fortis obtained: (i) a commitment letter from BNS pursuant to which BNS committed to provide to Fortis, upon the terms and subject to the conditions set forth therein, an aggregate amount of US$1.7 billion in non-revolving term senior unsecured equity bridge facilities, repayable in full 364 days following their advance, or the Equity Bridge Facilities, and (ii) a commitment letter from Goldman Sachs Bank pursuant to which Goldman Sachs Bank committed to provide to Fortis, upon the terms and subject to the conditions set forth therein, a US$2.0 billion non-revolving term senior unsecured debt bridge facility, or the Debt Bridge Facility, and together with the Equity Bridge Facilities, the Merger Credit Facilities, repayable in full 364 days following its advance. Goldman Sachs Bank has syndicated 60% of the Debt Bridge Facility to three other financial institutions, each of which have agreed to provide 20% of such facility. BNS may syndicate a portion of the Equity Bridge Facilities.

        The Merger Credit Facilities would be sufficient, if necessary, to fund the full cash consideration for the merger. However, Fortis does not expect to draw any amounts under the Merger Credit Facilities, as Fortis expects the cash consideration for the merger and the merger-related expenses to be financed at the closing from: (i) the net proceeds of the prospective offerings and (ii) the net purchase price paid by the minority investor in connection with the minority investment. The debt securities to be issued in the prospective offerings are expected to be denominated primarily in US dollars in order to provide a natural currency hedge for Fortis' US dollar earnings. If such financing sources are unavailable to Fortis on terms acceptable to Fortis on or prior to the closing of the merger, Fortis will borrow amounts under the Merger Credit Facilities, the material terms of which are summarized below, to finance the necessary portion of the cash consideration for the merger. Borrowings by Fortis under the Merger Credit Facilities, particularly as a result of a failure to complete the minority investment at the time of the closing of the merger, could contribute to a downgrade of Fortis' credit ratings at the time of the closing of the merger. If any amount is drawn under the Merger Credit Facilities in connection with the closing of the merger, Fortis expects to refinance the borrowing using the net proceeds from a combination of one or more offerings of equity securities, equity-linked securities, first preference shares, second preference shares, medium-term debt and/or hybrid debt equity securities or from amounts extended under other debt financings. If there has been a downgrade in Fortis' credit ratings prior to such refinancing, the costs incurred by Fortis for amounts borrowed under the Merger Credit Facilities and to refinance such borrowings will increase. Any financing by Fortis involving the issuance of equity securities could result in dilution of the shareholders of Fortis and the interest of the shareholders of ITC in Fortis following the merger.

The Minority Investment

        On April 20, 2016, Fortis, FortisUS, Investment Holdings and Merger Sub entered into the subscription agreement with the minority investor. Pursuant to the subscription agreement, the minority investor has agreed to purchase common stock of Investment Holdings for an aggregate cash purchase price of approximately US$1.0 billion, and notes issued by Investment Holdings for an aggregate cash purchase price of approximately US$0.2 billion, in each case immediately prior to the effective time of the merger. As a result of the minority investor's purchase of Investment Holdings' common stock, the minority investor will indirectly own 19.9% of the issued and outstanding common stock of, and economic interest in, ITC immediately following the merger. Completion of the merger is not conditioned on completion of the minority investment contemplated by the subscription agreement. The entering into of the subscription agreement will not result in a reduction in the commitments under the Merger Credit Facilities. See "—Merger Credit Facilities" below.

        The subscription agreement contains customary representations and warranties. Subject to specified limitations, the minority investor has agreed to cooperate and use its reasonable best efforts to assist FortisUS, Investment Holdings and Merger Sub to obtain all required regulatory consents and to make all regulatory filings required in connection with the merger and the minority investment. The obligation of the minority investor to complete its investment in Investment Holdings is subject to the satisfaction or waiver of customary conditions, the satisfaction of conditions to the merger and the receipt of required regulatory approvals without the imposition of burdensome conditions. Prior to the effective time of the merger, Fortis has agreed not to cause Investment Holdings or ITC to undertake certain actions described in the shareholders' agreement and, in the case of actions that would customarily be discussed by a board of directors or require board approval, to consult with the minority investor prior to taking such actions or requesting that Investment Holdings or ITC take such actions. Fortis, FortisUS and Merger Sub cannot amend or waive provisions of the merger agreement in a manner that would be material and adverse to the minority investor. The parties to the subscription agreement are entitled to specifically enforce its terms.

        Immediately following the closing of the merger, the minority investor, FortisUS, Investment Holdings and ITC will enter into a shareholders' agreement, or the shareholders' agreement, substantially in the form attached as an annex to the subscription agreement. The shareholders' agreement will provide certain customary rights to the minority investor, including the right to appoint one director to the boards of Investment Holdings and ITC as long as it owns at least 9.95% (except in specified instances of dilution) of the outstanding common stock of Investment Holdings.

        Under the terms of the shareholders' agreement, the minority investor will have certain minority approval rights relating to Investment Holdings and ITC, subject to maintenance of certain ownership thresholds with respect to Investment Holdings, including with respect to (i) amendments to charter documents, (ii) changes in board size, (iii) issuances of equity, (iv) business combinations that would impact the minority investor differently than other shareholders, (v) insolvency, (vi) certain acquisitions of, investments in, or joint ventures relating to non-core assets, or certain material sales or dispositions of core assets, (vii) in limited circumstances, the incurrence of indebtedness by Investment Holdings, ITC or its subsidiaries or the taking of certain actions that would reasonably be expected to result in the long-term unsecured indebtedness of Investment Holdings, ITC and its subsidiaries being rated below investment grade, (viii) actions that would cause a ratio of ITC's cash flow to debt to exceed an agreed threshold, (ix) limitations on corporate overhead costs paid by ITC to Fortis and (x) expansion of the core business outside ITC's current regulatory jurisdictions. The shareholders' agreement also provides for a dividend policy, which can be amended only with the approval of all the independent directors of Investment Holdings.

        For a discussion of risks relating to the minority investment, or the failure to complete the minority investment, see the risk factors entitled "The minority investment may not be completed" and "The minority investor is an affiliate of GIC and the subscription agreement providing for the minority investment does not provide any contractual recourse to GIC" beginning on page [•] of this proxy statement/prospectus.

Merger Credit Facilities

        Following the closing of the merger, if any amounts are borrowed under the Equity Bridge Facilities: (i) the net proceeds obtained by Fortis from certain equity offerings, including the minority investment, if any, and (ii) a pro rata proportion (based on the ratio of the outstanding commitments or loans outstanding under the Equity Bridge Facilities on the one hand and the Debt Bridge Facility on the other hand) of the net cash proceeds of certain dispositions by Fortis or its subsidiaries to third parties of property or assets where the net cash proceeds of such disposition exceed US$100 million, will in each case be required to be used to prepay the Equity Bridge Facilities, each, an Equity Prepayment Obligation.

        The commitments available to be drawn under the Equity Bridge Facilities will be reduced by the amount of the net proceeds arising as a result of the occurrence of any Equity Prepayment Obligation prior to any drawdown of the Equity Bridge Facilities. In addition, following payment, prepayment or effective reduction to zero of the Debt Bridge Facility, the net proceeds (or the commitments) obtained in respect of certain bank loans or credit facilities or the net proceeds obtained in respect of certain other long-term debt financing by Fortis or its subsidiaries, or the permanent debt, will result in a reduction in outstanding commitments or prepayment, as applicable, under the Equity Bridge Facilities, subject to certain exclusions. Any reduction in the outstanding commitments under the Equity Bridge Facilities will be irreversible and any amount prepaid thereunder may not be re-borrowed.

        Following the closing of the merger, if any amounts are borrowed under the Debt Bridge Facility: (i) the net proceeds, or in the case of certain bank loans or credit facilities, the commitments, obtained by Fortis or any of its subsidiaries from the permanent debt, (ii) the net cash proceeds obtained by Fortis from certain equity offerings by Fortis and its subsidiaries, including, for greater certainty, the minority investment, completed after the Equity Bridge Facilities have been reduced (or offerings have been commenced in an aggregate amount sufficient to reduce the Equity Bridge Facilities) to an agreed threshold amount and (iii) a pro rata proportion (based on the ratio of the outstanding commitments or loans outstanding under the Debt Bridge Facility on the one hand and the Equity Bridge Facilities on the other hand) of the net cash proceeds of certain dispositions by Fortis or its subsidiaries to third parties of property or assets where the net cash proceeds of such disposition exceed US$100 million, will in each case be required to be used to prepay the Debt Bridge Facility, each, a Debt Prepayment Obligation.

        The commitments available to be drawn under the Debt Bridge Facility will be reduced by the amount of the net proceeds arising as a result of the occurrence of any Debt Prepayment Obligation prior to drawdown of the Debt Bridge Facility. Any reduction in the outstanding commitments under the Debt Bridge Facility will be irreversible and any loans prepaid thereunder may not be re-borrowed.

        Each of the credit agreements pursuant to which the Merger Credit Facilities will be provided, if necessary, would contain customary representations and warranties, affirmative and negative covenants and events of default that will be substantially similar to those in the Fortis' acquisition credit agreement, dated as of March 28, 2014, with BNS, as administrative agent, and the lenders from time to time party thereto. Pursuant to these covenants, Fortis would be required to maintain a consolidated debt to consolidated capitalization ratio of not more than 0.70:1, which is the current consolidated debt to consolidated capitalization ratio in Fortis' existing revolving corporate credit facility with BNS, as commitment agent, and the lenders from time to time party thereto, or the Revolving Facility. Fortis will also be required to obtain an unsecured debt credit rating from either of Moody's or Fitch, neither of which currently rates Fortis or its debt securities.

        The Equity Bridge Facilities and the Debt Bridge Facility are subject to customary conditions to funding including, among others, that the merger is consummated on the terms set forth in the merger agreement, without any amendments, supplements or waivers or other modifications that are materially adverse to the applicable lenders, unless made with the prior written consent of BNS or Goldman Sachs Bank, as applicable (such consent not to be unreasonably withheld, delayed or conditioned); that no material adverse effect (as defined in the merger agreement) in respect of ITC shall have occurred; and, in the case of the Equity Bridge Facilities, that Fortis shall have received gross cash proceeds from permanent debt and/or borrowings under the Debt Bridge Facility of not less than US$2.0 billion; and, in the case of the Debt Bridge Facility, that Fortis shall have received a minimum amount of gross cash proceeds from certain offerings including, for greater certainty, the minority investment, and/or borrowings under the Equity Bridge Facilities (or any replacement facility) of not less than US$1.2 billion.

        Customary fees are payable by Fortis in respect of the Merger Credit Facilities and amounts outstanding under the Merger Credit Facilities will bear interest at market rates.

        As of December 31, 2015, Fortis and its subsidiaries had consolidated credit facilities of approximately $3.6 billion, of which $2.4 billion was unused, including an unused amount of approximately $570 million under Fortis' $1.0 billion committed Revolving Facility. As of March 31, 2016, Fortis and its subsidiaries had consolidated credit facilities of approximately $3.5 billion, of which approximately $2.3 billion was unused, including $590 million unused under Fortis' committed revolving corporate credit facility. Fortis also has the ability to request that the lenders under the Revolving Facility increase the credit under the Revolving Facility by up to an additional $300 million pursuant to an accordion feature in its Revolving Facility. However, Fortis does not expect to seek such increase in connection with the financing of the merger. As of March 31, 2016, on a pro forma basis after giving effect to the merger and the financing plan in connection with the merger as assumed in the unaudited pro forma condensed consolidated financial statements contained under the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page [•] of this proxy statement/prospectus, Fortis would have had approximately $21.3 billion of total indebtedness outstanding (on a consolidated basis), including an expected $5.9 billion of debt of ITC (on a consolidated basis). Fortis expects to maintain an investment-grade credit rating following the merger. See the risk factor entitled "The merger may result in a downgrade of Fortis' credit ratings."

Regulatory Approvals Required for the Merger

        To complete the merger and the other transactions contemplated by the merger agreement, Fortis and ITC must make certain filings, submissions and notices to obtain required authorizations, approvals, consents and/or expiration of waiting periods from a number of federal and state public utilities, antitrust and other regulatory authorities. Fortis and ITC have each agreed to use their best efforts to obtain clearance under the HSR Act and their best efforts to obtain and maintain all other regulatory approvals necessary to complete the merger and the other transactions contemplated by the merger agreement. Fortis and ITC are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties' consummation of the merger other than those described below. There can be no assurance, however, if and when any of the approvals required to be obtained for the merger and the other transactions contemplated by the merger agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose.

FERC

        The transaction is conditioned on obtaining authorization pursuant to Section 203 of the FPA for the merger or consolidation of FERC jurisdictional facilities.

        On April 28, 2016, Fortis and ITC filed a joint application with FERC seeking all necessary approvals under Section 203 of the FPA.

Public Utility Commissions

        International Transmission Company, METC, ITC Midwest and ITC Great Plains, or, collectively, the ITC utility operating companies, along with Fortis, ITC and certain other related parties, will submit applications for approval of the merger to certain of the state regulators in the states in which the ITC utility operating companies operate. The requirements of those state regulators are discussed below. In all of the jurisdictions, the primary issue will be the effect the proposed transactions will have on the public interest.

Wisconsin

        Because ITC constitutes a "holding company" under Wis. Stat. § 196.795(1)(h), Fortis, ITC and certain other related parties will submit a joint application to the Public Service Commission of Wisconsin pursuant to Wis. Stat. § 196.795(3). That statute requires consideration of whether the transaction is in the best interest of utility consumers, investors and the public. The application will seek approval of the transactions and other related regulatory approvals and relief.

Illinois

        Because ITC Midwest owns transmission facilities in Illinois, Fortis, ITC and certain other related parties will submit a joint application to the Illinois Commerce Commission pursuant to 220 ILCS 5/7-204(b). That statute provides that no reorganization of an Illinois public utility can take place without prior approval of the Illinois Commerce Commission. The application will seek approval of the transactions and other related regulatory approvals and relief.

Oklahoma

        Because ITC is considered a holding company of a domestic public utility, Fortis, ITC and certain other related parties will submit a joint application to the Oklahoma Corporation Commission pursuant to 17 Okla St § 191.2. That statute provides that any entity seeking to acquire control of a holding company that controls a public utility must first seek Oklahoma Corporation Commission approval. The application will seek approval of the transactions and other related regulatory approvals and relief.

Missouri

        Because ITC Midwest owns transmission facilities in Missouri, Fortis, ITC and ITC Midwest submitted a joint application on May 10, 2016 to the Missouri Public Service Commission pursuant to Missouri Revised Statute 393.190, which requires consideration of any impact a sale, assignment, lease, transfer, merger, consolidation, or other disposition will have on the tax revenues of the political subdivisions in which any structures, facilities or equipment of the corporations involved in such disposition are located. The application seeks approval of the merger of ITC Midwest into the businesses ultimately owned by Fortis as a result of Fortis' acquisition of ITC.

Kansas

        Because ITC Great Plains is a public utility in Kansas, Fortis, ITC, ITC Great Plains, FortisUS, Investment Holdings and Merger Sub submitted a joint application on May 10, 2016 to the Kansas Corporation Commission under K.S.A. 66-136. That statute provides that a public utility may not assign, transfer, or lease, nor may any contract or agreement with reference to or affecting its certificate of convenience be entered into, without approval from the Kansas Corporation Commission. The application seeks approval of the transactions and other related approvals and relief.

HSR Act

        Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, the transaction cannot be consummated until, among other things, notifications have been given and certain information has been provided to the FTC and the Antitrust Division of the Department of Justice, or the Antitrust Division, and all applicable waiting periods have expired or been terminated.

        Each of Fortis and ITC will file a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. The expiration or early termination of any HSR Act waiting period would not preclude the Antitrust Division or the FTC from challenging the merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the proposed merger. If the merger is not completed within 12 months after the expiration or early termination of the applicable HSR Act waiting period, Fortis and ITC will be required to submit a new Pre-Merger Notification and Report Form pursuant to the HSR Act to the Antitrust Division and the FTC, and a new HSR Act waiting period will have to expire or be terminated early before the merger could be completed.

CFIUS

        CFIUS is an interagency committee of the U.S. government that has the authority to review any merger, acquisition or takeover, by or with a foreign person, that could result in foreign control of any "U.S. business" to determine the effects of the transaction on the national security of the United States. A "U.S. business" is an entity or business unit engaged in interstate commerce in the United States. If CFIUS determines that a transaction presents national security concerns, it can negotiate or impose measures to mitigate such concerns or recommend that the President of the United States block or unwind a transaction. Parties to transactions subject to CFIUS's jurisdiction may voluntarily notify CFIUS of their proposed transactions in order to obtain CFIUS approval. CFIUS may also initiate a review of any transaction within its jurisdiction. Fortis and ITC will jointly submit a notification to CFIUS regarding the merger.

FCC

        Under regulations issued by the FCC implementing provisions of the Communications Act of 1934, as amended, an entity holding private radio licenses for internal communications purposes generally must obtain the approval of the FCC for transfer of control of a licensee or for assignment of those licenses. ITC and certain of its subsidiaries hold FCC licenses or authorizations for private internal communications and, as a condition to, and before the completion of, the merger, ITC and Fortis must obtain FCC approval for those transfers or assignments. In the case of an entity holding a narrow band license as is the case here, the transfer or assignment can occur as soon as the parties file their application(s) with the FCC. Once the FCC has consented, the parties have 180 days to consummate the transfer or assignment and can obtain one or more extensions of time beyond the 180 days as might be required. The FCC customarily grants such extension requests, although there can be no assurances that it will do so. Fortis and ITC anticipate filing the required application with the FCC in accordance with the merger agreement.

No Appraisal or Dissenters' Rights

        Appraisal or dissenters' rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal or dissenters' rights are not available in all circumstances, and exceptions to these rights are provided in the MBCA. Because shares of ITC common stock are listed on a national securities exchange, holders of ITC common stock will not have appraisal or dissenters' rights in connection with the merger.

Litigation Relating to the Merger

        Following announcement of the merger, three putative class actions were filed by purported shareholders of ITC on behalf of a purported class of ITC shareholders. Actions captioned Paolo Guerra v. Albert Ernst, et al., No. 2016-151709-CB, Harvey Siegelman v. Joseph L. Welch, et al., No. 2016-151805-CB, and Alan Poland v. Fortis Inc., et al., No. 2016-151852-CB were filed in the Oakland County Circuit Court of the State of Michigan. The complaints name as defendants a combination of ITC and the individual members of the ITC board of directors, Fortis, FortisUS and Merger Sub. The complaints generally allege, among other things, that (i) ITC's directors breached their fiduciary duties in connection with the merger agreement (including, but not limited to, various alleged breaches of duties of good faith, loyalty, care and independence), (ii) ITC's directors failed to take appropriate steps to maximize shareholder value and claims that the merger agreement contains several deal protection provisions that are unnecessarily preclusive and (iii) a combination of ITC, Fortis, FortisUS and Merger Sub aided and abetted the purported breaches of fiduciary duties. The complaints seek class action certification and a variety of relief including, among other things, enjoining defendants from completing the proposed merger transaction, unspecified rescissory and compensatory damages, and costs, including attorneys' fees and expenses.

        On March 8, 2016, the ITC board of directors received a demand letter from a fourth purported shareholder demanding that the board remedy the same claimed breaches of fiduciary duty asserted in the complaints.

        On March 14, 2016, the Guerra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Paolo Guerra v. Albert Ernst, et al., No. 2:16-cv-10914. The federal complaint names the same defendants (plus FortisUS), asserts the same general allegations and seeks the same types of relief as in the state court case.

        On March 22, 2016, the Siegelman state court action was dismissed by the plaintiff.

        On March 23, 2016, the state court entered an order directing that related cases be consolidated with the Poland state court action under the caption In re ITC Holdings Corporation Shareholder Litigation.

        On March 25, 2016, Guerra amended his federal complaint. The amended complaint dropped FortisUS, Fortis and Merger Sub as defendants and added claims alleging that the defendants violated Sections 14(a) and 20(a) of the Exchange Act because this proxy statement/prospectus is allegedly materially misleading and allegedly omits material facts that are necessary to render it non-misleading.

        On March 29, 2016, an action captioned Mehrotra v. Welch, et. al., No. 2016-152233-CB was filed in the Oakland County Circuit Court of the State of Michigan naming the individual members of the ITC board of directors, FortisUS and Merger Sub as defendants and asserting the same general allegations and seeking the same types of relief as the other state court actions.

        On April 8, 2016, an action captioned Harold Severance v. Joseph L. Welch, et. al., No. 2:16-cv-11293 was filed in the United States District Court for the Eastern District of Michigan by the purported shareholder who had previously sent a demand letter to ITC's board of directors on March 8, 2016. The complaint, which purports to bring claims both directly on behalf of the class and derivatively on behalf of ITC, names the individual members of ITC's board of directors, Fortis, FortisUS and Merger Sub as defendants and ITC as nominal defendant, and asserts the same general allegations and seeks the same types of relief as in the Guerra federal court action.

        On April 8, 2016, Poland filed an amended complaint adding Merger Sub and FortisUS as defendants and naming ITC as nominal defendant. The amended complaint asserts the same general allegations and seeks the same types of relief as in the original complaint, but also purports to assert claims derivatively on behalf of ITC.

        On April 22, 2016, the Mehrotra state court action was dismissed and refiled in the United States District Court, Eastern District of Michigan, as Mehrotra v. Welch, et al., No. 2:16-cv-11449. The federal complaint names the same defendants, asserts the same general allegations and seeks the same types of relief as in the state court case.

        Fortis, ITC and the ITC board of directors believe the lawsuits are without merit and intend to vigorously defend against them. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future.

Restrictions on Resales of Common Shares of Fortis Received in the Merger

        The common shares of Fortis to be issued in connection with the merger will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act and the U.S. Exchange Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" of Fortis for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Fortis and may include the executive officers, directors and significant shareholders of Fortis. This proxy statement/prospectus does not cover resale of Fortis common shares received by any person upon completion of the merger, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

Exchange of Shares in the Merger

        Upon completion of the merger, each issued and outstanding share of ITC common stock, other than shares held by ITC or owned by Fortis, or any direct or indirect subsidiary of ITC or Fortis, will be converted into the right to receive US$22.57 in cash, without interest, plus 0.7520 of a Fortis common share.

        Prior to the effective time of the merger, Fortis will appoint, with ITC's prior approval, an exchange agent to handle the exchange of shares of ITC common stock for merger consideration. At or prior to the effective time, Fortis, Investment Holdings and Merger Sub will deposit or cause to be deposited (i) cash sufficient to pay the aggregate cash portion of the merger consideration and, from time to time, cash in lieu of fractional shares or as needed to pay dividends or certain other distributions, and (ii) evidence of Fortis common shares in book-entry form representing the number of Fortis common shares sufficient to deliver the aggregate stock portion of the merger consideration.

        ITC shareholders will not receive any fractional Fortis common shares in the merger. Instead, a shareholder of ITC who otherwise would have received a fractional Fortis common share will be entitled to receive, from the exchange agent appointed by Fortis pursuant to the merger agreement, a cash payment without interest, rounded up to the nearest cent, in lieu of such fractional share equal to the fractional share interest to which such shareholder would otherwise be entitled (after taking into account all shares of ITC common stock exchanged by such shareholder and rounded to the nearest one-thousandth when expressed in decimal form) multiplied by the volume weighted average price per Fortis common share on the TSX, for the consecutive period of five trading days ending with the second complete trading day immediately prior to the closing of the merger, as calculated by Bloomberg L.P., with each such trading day's applicable price converted into US dollars using the spot exchange rate reported with respect to such day by Bloomberg L.P.
        At the effective time of the merger, all shares of ITC common stock will no longer be outstanding, will be cancelled and will cease to exist and each certificate or book entry share that previously represented shares of ITC common stock (other than shares of ITC common stock held by Fortis, Investment Holdings, Merger Sub or any of Fortis' direct or indirect wholly-owned subsidiaries or ITC or its wholly-owned subsidiaries and ITC restricted stock awards) will represent only the right to receive the merger consideration pursuant to the merger agreement, cash in lieu of fractional shares and unpaid dividends and distributions, if any, as described above. With respect to such Fortis common shares deliverable upon the surrender of ITC stock certificates or book entry shares, until holders of such ITC stock certificates or book entry shares have properly surrendered such stock certificates or book entry shares to the exchange agent for exchange, along with a duly completed letter of transmittal and any other documents as may customarily be required by the exchange agent, those holders will not receive the merger consideration, any cash in lieu of fractional shares and any dividends or distributions that become due to the holders of shares of converted ITC common stock.

        Promptly after the effective time of the merger and no later than five business days thereafter, the surviving corporation after the closing of the merger will cause the exchange agent to send transmittal materials, including a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates or book entry shares representing ITC common stock will pass, only upon delivery of such certificates or upon delivery of an "agent's message" (or other evidence of transfer reasonably requested by the exchange agent) with respect to book entry shares to the exchange agent. The letter will also include instructions explaining the procedures for surrendering ITC stock certificates and book entry shares in exchange for the merger consideration.

        Fortis, Investment Holdings, Merger Sub and their respective agents (including the exchange agent) are entitled to deduct and withhold any applicable taxes from any merger consideration that would otherwise be payable pursuant to the merger agreement.

        After the effective time of the merger, ITC will not register any transfer of the shares of the ITC common stock.

        Fortis shareholders need not take any action with respect to their share certificates or other interest in Fortis common shares.

ITC's Dividend Policy

        ITC currently pays regular quarterly cash dividends on its common stock. ITC most recently paid a cash dividend on March 15, 2016, of US$0.1875 per share. While ITC currently intends to continue to pay quarterly cash dividends until the consummation of the merger, any decision to pay future cash dividends will be made by the ITC board of directors and will depend on ITC's earnings, financial condition and other factors. Any payment of dividends by ITC would require approval by the ITC board of directors and its board of directors may change its dividend policy at any time.

        Under the terms of the merger agreement, during the period before the closing of the merger, ITC is not permitted to pay any dividends or make any cash distributions on its capital stock other than quarterly cash dividends not exceeding US$0.1875 per share with record and payment dates that are generally consistent with past practice. Beginning on August 1, 2016, ITC may increase by up to 15% on an annual basis such dividend cap of US$0.1875 per share.

Certain United States Federal Income Tax Consequences of the Merger

In General

        The following discussion is a summary of (i) the material U.S. federal income tax consequences of the merger generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) of ITC common stock and (ii) the material U.S. federal income tax consequences generally applicable to U.S. Holders and Non-U.S. Holders of owning and disposing of Fortis common shares received in the merger. This discussion is based on the Code, the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that hold their ITC common stock, and will hold their Fortis common shares received in the merger, as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S. state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of ITC common stock or Fortis common shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

  •
  banks, mutual funds and other financial institutions;

  •
  real estate investment trusts and regulated investment companies;

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  traders in securities who elect to apply a mark-to-market method of accounting;

  •
  tax-exempt organizations or governmental organizations;

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  insurance companies;

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  dealers or brokers in securities or foreign currency;

  •
  individual retirement and other deferred accounts;

  •
  U.S. Holders whose functional currency is not the US dollar;

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  "passive foreign investment companies" or "controlled foreign corporations," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  persons subject to the alternative minimum tax;

  •
  persons that own, actually or constructively, 5% or more of ITC common stock;

  •
  U.S. Holders who own, actually or constructively, 10% or more of Fortis' voting stock;

  •
  persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

  •
  persons who purchase or sell their shares as part of a wash sale for tax purposes;

  •
  "S corporations," partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

  •
  persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

        In addition, there can be no assurance that the U.S. Internal Revenue Service, or the IRS, or a court will not take a contrary position regarding the tax consequences described herein. For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ITC common stock or, after the completion of the merger, Fortis common shares, that for U.S. federal income tax purposes is:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        A "Non-U.S. Holder" means a beneficial owner of ITC common stock or, after the completion of the merger, Fortis common shares that is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.

        If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds ITC common stock or, after the completion of the merger, Fortis common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the merger and the ownership and disposition of Fortis common shares.

        This discussion is for informational purposes only and is not tax advice. Holders of ITC common stock or, after the completion of the merger, Fortis common shares should consult their tax advisors with respect to the U.S. federal income tax consequences to them of the merger and the ownership and disposition of Fortis common shares in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.

U.S. Federal Income Tax Consequences of the Merger

U.S. Holders of ITC Common Stock

        A U.S. Holder of ITC common stock will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Fortis common shares (as of the effective time) and the cash received by the U.S. Holder in the merger, and (ii) the U.S. Holder's adjusted tax basis in the shares of ITC common stock surrendered in the merger.

        A U.S. Holder's gain or loss on the disposition of ITC common stock generally will be a capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) may be eligible for preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its ITC common stock for more than one year as of the effective time of the merger. The deductibility of capital losses is subject to limitations.

        If a U.S. Holder acquired different blocks of ITC common stock at different times or at different prices, any gain or loss would be determined separately with respect to each block of ITC common stock, and the cash and Fortis common shares received in the merger would be allocated pro rata to each such block of stock.

        A U.S. Holder's tax basis in Fortis common shares received in the merger will equal their fair market value (as of the effective time) and the U.S. Holder's holding period for such Fortis common shares received in the merger will begin on the day following the effective time.

Non-U.S. Holders of ITC Common Stock

        Subject to the discussion below under "—Backup Withholding and Information Reporting," a Non-U.S. Holder of ITC common stock generally will not be subject to U.S. federal income tax on any gain realized in the merger unless (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); (ii) the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or (iii) ITC common stock constitutes a U.S. real property interest, or USRPI, by reason of ITC's current or past status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes. Generally, a U.S. corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in its trade or business.

        Gain described in (i) above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits that are attributable to such gain, as adjusted for certain items.

        Gain described in (ii) above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United

States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to (iii) above, ITC has not made a formal determination whether it is a USRPHC. ITC can give no assurance that it is not or will not become a USRPHC prior to or at the effective time of the merger. If ITC is, or were to become, a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of ITC common stock will not be subject to U.S. federal income tax if ITC common stock is considered "regularly traded," as defined by applicable Treasury Regulations, on an established securities market at the time of the merger, and such Non-U.S. Holder owned, actually and constructively, 5% or less of ITC common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. Holder's holding period. Non-U.S. Holders should consult their own tax advisors about the consequences that could result if ITC is or were to become a USRPHC.

Medicare Tax

        Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income" or "undistributed net investment income," in the case of an estate or trust, which may include all or a portion of their gain from the disposition of their ITC common stock. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its gain in respect of its ITC common stock.

Backup Withholding and Information Reporting

        Payments of cash to a holder pursuant to the merger may be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption (including a Non-U.S. Holder that provides an IRS Form W-8BEN or W-8BEN-E upon which such holder certifies that such holder is not a United States person) or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Considerations of Owning and Disposing of Fortis Common Shares Received in the Merger

Taxation of Dividends—U.S. Holders

        Subject to the discussion below under "—Passive Foreign Investment Company," the US dollar amount of the gross amount of any distribution that Fortis makes to a U.S. Holder with respect to Fortis common shares (including the amount of any taxes withheld therefrom) will generally be includible in such holder's gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Fortis' current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Fortis' current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder's tax basis in such holder's Fortis common shares, and then, to the extent such excess amount exceeds such holder's tax basis in such Fortis common shares, as capital gain. Fortis, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, a U.S. Holder should expect that any distribution Fortis makes will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Dividends paid by Fortis will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to "qualified dividend income," provided that (i) the Fortis common shares are readily tradable on an established securities market in the United States or Fortis is eligible for the benefits of a comprehensive income tax treaty with the United States, (ii) Fortis is not a passive foreign investment company (as discussed below under "—Passive Foreign Investment Company") for its taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Fortis expects that dividends it pays on its common shares generally will be qualified dividend income.

        The amount of any dividend paid in Canadian dollars will be the US dollar value of the Canadian dollars distributed by Fortis, calculated by reference to the exchange rate on the date the dividend is includible in the U.S. Holder's income, regardless of whether the payment is in fact converted to US dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the Canadian dollars are converted to US dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into US dollars will be treated as ordinary income or loss. That currency exchange gain or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

        Subject to certain conditions and limitations, Canadian taxes withheld from dividends on the Fortis common shares at a rate not exceeding the rate provided in the U.S.-Canada tax treaty (if applicable) may be treated as foreign taxes eligible for a credit against the U.S. federal income tax liability of a U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the Fortis common shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder holds its Fortis common shares for less than a specified minimum period, the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on its shares. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Dividends—Non-U.S. Holders

        Subject to the discussion below under "—Information Reporting and Backup Withholding," a Non-U.S. Holder generally will not be subject to U.S. federal income (or withholding) tax on dividends received by such holder on the Fortis common shares, unless the Non-U.S. Holder conducts a trade or business in the United States and such dividend income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividend income is attributable).

Taxation of Capital Gains—U.S. Holders

        Subject to the discussion below under "—Passive Foreign Investment Company," a U.S. Holder will generally recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Fortis common shares in an amount equal to the difference between the amount realized for the common shares and such U.S. Holder's tax basis in the common shares. Any such capital gain or loss will be long-term if the U.S. Holder's holding period in the shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source gain or loss.

        A U.S. Holder that receives non-U.S. currency from a sale, exchange or other disposition of the Fortis common shares generally will realize an amount equal to the US dollar value of such non-U.S.

currency on the date the shares are disposed of. However, if the Fortis common shares are treated as being "traded on an established securities market" (as defined in the applicable Treasury Regulations) a cash basis or electing accrual basis taxpayer will determine the US dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. If an accrual basis U.S. Holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. If the US dollar value of the non-U.S. currency taken into account by a U.S. Holder in determining its amount realized differs from the US dollar value of such non-U.S. currency when received, the U.S. Holder will have exchange gain or loss. A U.S. Holder will have a tax basis in any non-U.S. currency received in respect of the disposition of its Fortis common shares equal to its US dollar value on the settlement date. Any gain or loss recognized upon a subsequent disposition of non-U.S. currency will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Taxation of Capital Gains—Non-U.S. Holders

        Subject to the discussion above under "—Information Reporting and Backup Withholding," a Non-U.S. Holder of Fortis common shares generally will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or other taxable disposition of such common shares unless (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or (ii) the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Passive Foreign Investment Company

        A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

  •
  at least 75% of its gross income is "passive income"; or

  •
  at least 50% of the average gross fair market value of its assets is attributable to assets that produce "passive income" or are held for the production of "passive income."

        Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25% of another corporation, the non-U.S. corporation is treated as owning a proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. foreign corporation is a PFIC.

        Based upon the composition of its income, its assets and the nature of its business, Fortis believes that it did not qualify as a PFIC for the tax year ending December 31, 2015, and expects that it will not be classified as a PFIC for its current taxable year or the foreseeable future. There can be no assurance, however, that Fortis will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Fortis' control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If Fortis were a PFIC in any taxable year, material adverse U.S. federal income consequences could result for U.S. Holders. If Fortis is classified as a PFIC in any year that a U.S. Holder is a shareholder, Fortis generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if Fortis ceases to be a PFIC. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their receipt of Fortis common shares.

Medicare Tax

        Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income," in the case of an estate or trust, which may include all or a portion of their dividend income from holding Fortis common shares and net gains from the disposition of Fortis common shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its Fortis common shares.

Information Reporting and Backup Withholding

        Payments of dividends to a holder and proceeds from the sale or other disposition of Fortis common shares may be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption (including a Non-U.S. Holder that provides an IRS Form W-8BEN or W-8BEN-E upon which such holder certifies that such holder is not a United States person) or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

        Certain U.S. Holders are required to report information relating to an interest in the Fortis common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Fortis common shares.

Certain Canadian Federal Income Tax Consequences of the Merger

In General

        The following summary describes the principal Canadian federal income tax consequences in respect of the disposition of ITC common stock in the merger and in respect of the holding or disposition of Fortis common shares received pursuant to the merger applicable to a beneficial owner of ITC common stock who, at all relevant times, for purposes of the Canadian Tax Act, (i) deals at arm's length and is not affiliated with ITC, Fortis and Merger Sub; and (ii) holds ITC common stock, and will hold the Fortis common shares, as capital property, which we refer to in this portion of the summary as a Holder. Generally, ITC common stock and Fortis common shares will be capital property to a Holder provided the Holder does not hold the ITC common stock and the Fortis common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        This summary is based on the current provisions of the Canadian Tax Act and an understanding of the current administrative policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that all such proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. In addition, this summary does not address the application of alternative minimum tax to individuals.

        This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular stockholder of ITC and no representation is made with respect to the income tax consequences to any such person. Accordingly, stockholders of ITC should consult their own tax advisors having regard to their particular circumstances.

        For the purposes of the Canadian Tax Act, subject to certain exceptions (including where a taxpayer has made an election to compute its "Canadian tax results" in a currency other than Canadian currency), where an amount that is relevant in computing a taxpayer's "Canadian tax results" is expressed in a currency other than Canadian dollars, the amount must be converted to Canadian dollars using the noon exchange rate quoted by the Bank of Canada for the day on which the amount arose.

Holders Resident in Canada

        This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Canadian Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada, or a Resident Holder. Resident Holders may be entitled to make the irrevocable election permitted by subsection 39(4) of the Canadian Tax Act to deem to be capital property any Fortis common shares (and all other "Canadian securities," as defined in the Canadian Tax Act) owned by such Resident Holders in the taxation year in which the election is made and in all subsequent taxation years. This election will not apply to ITC common stock of a Resident Holder.

        This portion of the summary is not applicable to (i) a Resident Holder an interest in which is a "tax shelter investment"; (ii) a Resident Holder that is for purposes of the mark-to-market rules in the Canadian Tax Act a "financial institution"; (iii) a Resident Holder that is a "specified financial institution"; (iv) a Resident Holder that reports its "Canadian tax results" in a currency other than Canadian currency; (v) a Resident Holder that has entered into, with respect to its ITC common stock, or enters into, with respect to its Fortis common shares, a "derivative forward agreement"; (vi) a Resident Holder in respect of which ITC is a "foreign affiliate," as each of those terms is defined in the Canadian Tax Act; or (vii) a Resident Holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the arrangement, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Canadian Tax Act. Such Resident Holders should consult their tax advisors with respect to the consequences of the merger.

Disposition of ITC Common Stock in the Merger

        Generally, a Resident Holder whose ITC common stock is exchanged as a result of the merger for the merger consideration will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the ITC common stock immediately prior to the merger. The proceeds of disposition to the Resident Holder in respect of its ITC common stock will be equal to the aggregate of the cash (including any cash received in lieu of a fractional Fortis common share) and the fair market value at the time of the merger of the Fortis common shares received in exchange for such ITC common stock. For a description of the tax treatment of capital gains and capital losses, see the section entitled "—Holders Resident in Canada—Taxation of Capital Gains and Capital Losses" below.

        The cost to a Resident Holder of the Fortis common shares received by that Resident Holder in the merger will be equal to their fair market value at the time they are acquired by such Resident Holder. For purposes of determining the adjusted cost base to a Resident Holder of the Fortis common shares, the cost of the Fortis common shares acquired must be averaged with the adjusted cost base of all other Fortis common shares held by the Resident Holder as capital property.

Dividends on Fortis Common Shares

        Dividends received or deemed to be received on Fortis common shares by a Resident Holder who is an individual will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Canadian Tax Act), including the enhanced gross-up and dividend tax credit for "eligible dividends." A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on Fortis' website) from Fortis designating the dividend as an "eligible dividend." There may be limitations on the ability of Fortis to designate dividends as eligible dividends.

        A Resident Holder that is a corporation will include dividends received or deemed to be received on Fortis common shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. In certain circumstances, subsection 55(2) of the Canadian Tax Act (as proposed to be amended by the proposed amendment released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

        Certain corporations, including a "private corporation" or a "subject corporation" (as such terms are defined in the Canadian Tax Act), may be liable to pay a refundable tax under Part IV of the Canadian Tax Act on dividends received or deemed to be received on Fortis common shares to the extent such dividends are deductible in computing taxable income.

Dispositions of Fortis Common Shares

        Generally, on a disposition or deemed disposition of a Fortis common share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Fortis common share immediately before the disposition or deemed disposition. For a description of the tax treatment of capital gains and capital losses, see the section entitled "—Holders Resident in Canada—Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain realized in the year, which we refer to in this section as taxable capital gain. Subject to and in accordance with the provisions of the Canadian Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss realized in a taxation year, which we refer to in this section as allowable capital loss, from taxable capital gains realized by the Resident Holder in the year and may carry allowable capital losses in excess of taxable capital gains for the year back and deduct them in any of the three preceding taxation years or forward and deduct them in any subsequent taxation year against net taxable capital gains realized in such years.

        A Resident Holder that is, throughout the year, a "Canadian-controlled private corporation," as defined in the Canadian Tax Act, may be subject to an additional refundable tax on its "aggregate investment income" which is defined to include taxable capital gains.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Fortis common share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a Fortis common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Eligibility for Investment

        Provided the Fortis common shares are listed on a "designated stock exchange" (which includes the TSX) or Fortis is a "public corporation" for the purposes of the Canadian Tax Act, the Fortis common shares will be a qualified investment under the Canadian Tax Act for a trust governed by a registered retirement savings plan, or RRSP, a registered retirement income fund, or RRIF, a registered disability savings plan, a registered education savings plan, a tax-free savings account, or TFSA, or a deferred profit sharing plan.

        Notwithstanding the foregoing, if the Fortis common shares are "prohibited investments," within the meaning of the Canadian Tax Act, for a particular RRSP, RRIF, or TFSA, the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, will be subject to a penalty tax under the Canadian Tax Act. The Fortis common shares will generally not be a "prohibited investment" for these purposes unless the annuitant under the RRSP or RRIF or the holder of the TFSA, as applicable, (i) does not deal at arm's length with Fortis for purposes of the Canadian Tax Act, or (ii) has a "significant interest" (as defined in the prohibited investment rules in the Canadian Tax Act) in Fortis. In addition, the Fortis common shares will generally not be a "prohibited investment" if the Fortis common shares are "excluded property" for purposes of the prohibited investment rules for an RRSP, RRIF or TFSA.

Holders Not Resident in Canada

        This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the ITC common stock and will not use or hold, or be deemed to use or hold, the Fortis common shares in a business carried on in Canada, which is referred to in this portion of the summary as a Non-Resident Holder. Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

        The following portion of the summary assumes that neither the ITC common stock nor Fortis common shares will constitute "taxable Canadian property" to any particular Non-Resident Holder at any time. Generally, ITC common stock or Fortis common shares, as the case may be, will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the applicable shares are listed at that time on a designated stock exchange (which includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of ITC or shares of Fortis, as the case may be, and (ii) more than 50% of the fair market value of ITC common stock or Fortis common shares, as the case may be, was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) "Canadian resource properties" (as defined in the Canadian Tax Act), (iii) "timber resource properties" (as defined in the Canadian Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists.

Tax Consequences of the Merger

        A Non-Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on the exchange of ITC common stock in the merger for the merger consideration.

Dividends on Fortis Common Shares

        Dividends paid or credited or deemed to be paid or credited on the Fortis common shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, the rate of withholding tax on dividends on the Fortis common shares received by a Non-Resident Holder who is a resident of the United States for the purposes of, and is entitled to the benefits of, the Canada—U.S. Income Tax Convention (1980) generally is 15% provided the Non-Resident Holder is the beneficial owner of such dividends.

Disposition of Fortis Common Shares

        A Non-Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of Fortis common shares.

PROPOSAL 2: ADVISORY VOTE REGARDING MERGER-RELATED COMPENSATION FOR
ITC'S NAMED EXECUTIVE OFFICERS

Named Executive Officer Merger-Related Compensation Proposal

        Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the U.S. Exchange Act, ITC is seeking approval of the named executive officer merger-related compensation proposal as disclosed above in the section entitled "The ITC Special Meeting—Purpose of the Special Meeting" beginning on page [•] of this proxy statement/prospectus. The proposal gives ITC shareholders the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation of ITC's named executive officers.

        Accordingly, ITC is requesting shareholders adopt the following resolution:

        "RESOLVED, that the compensation that may be paid or becomes payable to ITC's named executive officers, in connection with the merger, and the agreements or understandings, whether written or unwritten, pursuant to which such compensation, whether present, deferred or contingent, may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in "Proposal 1: The Merger—Financial Interests of Certain ITC Directors and Executive Officers in the Merger—Golden Parachute Compensation," are hereby APPROVED."

Vote Required and ITC Board of Directors Recommendation

        The vote on this proposal is a vote separate and apart from the vote to approve and adopt the merger proposal. Accordingly, you may vote against the named executive officer merger-related compensation proposal and vote to approve and adopt the merger proposal and vice versa. Because the vote is advisory in nature, it will not be binding on ITC, regardless of whether the merger proposal is approved and adopted. Approval of the non-binding, advisory named executive officer merger-related compensation proposal that may be received by ITC's named executive officers in connection with the merger is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve and adopt the merger proposal. Because the named executive officer merger-related compensation that may be paid is based on contractual arrangements with the named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger is completed (subject only to the contractual conditions applicable thereto).

        The proposal to approve, by non-binding advisory vote, the named executive officer merger-related compensation proposal will be approved if a majority of the votes cast on the proposal, in person or by proxy, at the special meeting are voted "FOR" such proposal.

        THE ITC BOARD OF DIRECTORS RECOMMENDS THAT THE ITC SHAREHOLDERS VOTE "FOR" THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION PROPOSAL.

 PROPOSAL 3: ADJOURNMENT OF THE ITC SPECIAL MEETING

        ITC shareholders are being asked to approve the adjournment proposal.

        If this adjournment proposal is approved, the ITC special meeting could be adjourned to any date. If the ITC special meeting is adjourned, ITC shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the adjournment proposal, your shares of ITC common stock will be voted in favor of the adjournment proposal.

        The affirmative vote of a majority of the votes cast on the proposal, in person or by proxy, at the special meeting by holders of shares of ITC common stock is required to approve the adjournment proposal.

        THE ITC BOARD OF DIRECTORS RECOMMENDS THAT ITC SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

 INFORMATION ABOUT THE COMPANIES

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4
(709) 737-2800

        Fortis is organized under the laws of the province of Newfoundland and Labrador, Canada. Fortis is an electric and gas utility holding company, serving more than three million customers across Canada, the United States and the Caribbean. Its regulated holdings include electric distribution utilities in five Canadian provinces, two U.S. states and three Caribbean countries and natural gas utilities in the province of British Columbia and the states of Arizona and New York. Fortis also owns long-term contracted hydroelectric generation assets in British Columbia and Belize. The U.S. operations of Fortis are conducted through FortisUS, an indirect subsidiary of Fortis and a Delaware corporation, through its primary subsidiaries, UNS Energy Corporation, an Arizona corporation, through its primary subsidiaries, TEP, UNS Electric and UNS Gas, and CH Energy Group, a New York corporation, through its primary subsidiary, Central Hudson. Additionally, FortisUS holds Investment Holdings and Merger Sub, each of which is a subsidiary newly formed in Michigan for the sole purpose of completing the merger and the financing thereof. See "—Element Acquisition Sub Inc."

        Fortis' common shares trade under the symbol "FTS" on the TSX. Fortis' common shares have been authorized for listing on the NYSE under the symbol "FTS." Fortis is headquartered in St. John's, Newfoundland and Labrador, Canada, where its senior management maintains offices and is responsible for overall executive, financial and planning functions. For additional information about Fortis, see the section entitled "Additional Information about Fortis" beginning on page [•] of this proxy statement/prospectus.

Element Acquisition Sub Inc.

30600 Telegraph Road
Bingham Farms, Michigan 48025
(709) 737-2800

        Merger Sub is a Michigan corporation and an indirect subsidiary of Fortis that was formed solely in contemplation of the merger, has not commenced any operations except those relating to the completion of the minority investment, has only nominal assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the merger agreement and those relating to the completion of the minority investment. Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement and the subscription agreement dated April 20, 2016, with the minority investor providing for the minority investment. See the section entitled "Proposal 1: The Merger—Financing for the Merger—The Minority Investment" beginning on page [•] of this proxy statement/prospectus.

ITC Holdings Corp.

27175 Energy Way
Novi, Michigan 48377
(248) 964-3000

        ITC's business consists primarily of the electric transmission operations of ITC's regulated operating subsidiaries, which include International Transmission Company, METC, ITC Midwest and ITC Great Plains. In 2002, ITC was incorporated in the state of Michigan for the purpose of acquiring International Transmission Company. International Transmission Company was originally formed in 2001 as a subsidiary of The Detroit Edison Company, an electric utility subsidiary of DTE Energy Company, and was acquired in 2003 by ITC. METC was originally formed in 2001 as a subsidiary of Consumers Energy Company, an electric and gas utility subsidiary of CMS Energy Corporation, and was acquired in 2006 by ITC. ITC Midwest was formed in 2007 by ITC to acquire the transmission assets of Interstate Power and Light Company in December 2007. ITC Great Plains was formed in 2006 by ITC and became a FERC jurisdictional entity in 2009. ITC owns and operates high-voltage systems in Michigan's Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to ITC's systems.

        ITC's business strategy is to own, operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability, reduce transmission constraints and allow new generating resources to interconnect to ITC's transmission systems. ITC is pursuing development projects not within its existing systems, which are also intended to improve overall grid reliability, reduce transmission constraints and facilitate interconnections of new generating resources, as well as enhance competitive wholesale electricity markets.

        As electric transmission utilities with rates regulated by FERC, ITC's regulated operating subsidiaries earn revenues through tariff rates charged for the use of their electric transmission systems by ITC's customers, which include investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers. As independent transmission companies, ITC's regulated operating subsidiaries are subject to rate regulation only by FERC.

        In February 2015, ITC announced an internal reorganization and executive changes to support ITC's core business focus and increase dedicated resources for grid development activities.

        ITC's common stock is listed on the NYSE under the symbol "ITC." ITC's principal executive offices are located at 27175 Energy Way, Novi, Michigan 48377, its telephone is (248) 964-3000 and its website is www.itc-holdings.com. The information contained in, or that can be accessed through, ITC's website is not intended to be incorporated into this proxy statement/prospectus. For additional information about ITC, see the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

THE MERGER AGREEMENT

        The summary of the material provisions of the merger agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. This summary may not contain all of the information about the merger agreement that is important to you. We urge you to read carefully the merger agreement in its entirety as it is the legal document governing the merger.

        The merger agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in the representations and warranties in the merger agreement were made solely for purposes of the merger agreement and the transactions and agreements contemplated thereby among the parties thereto and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information in disclosure schedules provided by ITC to Fortis and by Fortis to ITC in connection with the signing of the merger agreement and by certain information contained in certain of ITC's filings with the SEC. These disclosure schedules and SEC filings contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after February 9, 2016 and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus.

        In addition, if specific material facts arise that contradict the representations and warranties in the merger agreement, Fortis or ITC, as applicable, will disclose those material facts in the public filings that it makes with the SEC in accordance with, and to the extent required by, applicable law. Accordingly, the representations and warranties in the merger agreement and the description of them in this proxy statement/prospectus should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings Fortis and ITC publicly file with the SEC. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Fortis and ITC make with the SEC, as described in the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

        In connection with the minority investment, on April 20, 2016 FortisUS assigned its rights, interest, duties and obligations under the merger agreement to Investment Holdings; provided that FortisUS remains liable for its duties and obligations under the merger agreement.

The Merger

        The merger agreement provides that, subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into ITC and, as a result, the separate corporate existence of Merger Sub will cease, and ITC will continue as the surviving corporation and become a subsidiary of FortisUS.

        The closing of the merger will occur on the third business day after all of the closing conditions set forth in the merger agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to satisfaction or waiver of such conditions), or at such other time as ITC and Fortis agree in writing. See "—Conditions That Must Be Satisfied or Waived for the Merger to Occur." The merger will become effective when the certificate of merger has been duly filed with the Department of Licensing and Regulatory Affairs of the State of Michigan or at a later time as agreed by the parties to be specified in the certificate of merger.

Effects of the Merger

        The directors of Merger Sub as of the effective time of the merger will serve as the directors of the surviving corporation. The board of directors of the surviving corporation will be comprised initially of not more than nine directors, including the chief executive officer of the surviving corporation. Within six months after the effective time of the merger, the board of directors of the surviving corporation will consist of (i) the chief executive officer of the surviving corporation, (ii) a minority of representatives of Fortis, and (iii) a majority of directors independent from Fortis. The chief executive officer of the surviving corporation, the board of directors of the surviving corporation and the Fortis board of directors will make recommendations to Investment Holdings and the surviving corporation regarding the identification and appointment of the independent directors giving consideration to their respective qualifications and ability to provide effective leadership as a member of the board of directors of the surviving corporation. The directors of the surviving corporation will be "independent" of any market participant in MISO or SPP.

Merger Consideration

        At the effective time of the merger, by virtue of the merger, each share of ITC common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of ITC common stock held by Fortis, Investment Holdings, Merger Sub or any of Fortis' direct or indirect wholly-owned subsidiaries or ITC or its wholly-owned subsidiaries and ITC restricted stock awards) will be converted into the right to receive (i) US$22.57 in cash, without interest, which we refer to as the cash consideration, and (ii) 0.7520 of a validly issued, fully paid and non-assessable Fortis common share, which we refer to as the stock consideration, and collectively with the cash consideration as the merger consideration.

        The merger consideration to be paid for each share of ITC common stock will be equitably adjusted to reflect the effect of certain changes in the number of outstanding shares of common stock of ITC or of Fortis common shares (or securities convertible or exchangeable into or exercisable for shares of common stock of ITC or Fortis common shares) that are issued and outstanding after the date of the merger agreement and prior to closing or changes in the securities or classes of securities, including by reason of any reclassification, stock split (including reverse stock split), stock dividend, recapitalization, merger, issuer tender or exchange offer, or other similar transaction and where any cash dividend is declared or paid by Fortis on Fortis common shares issued and outstanding after the date of the merger agreement and prior to the effective time of the merger (other than declaration or payment of regular quarterly cash dividends on Fortis common shares up to a specified maximum amount, with usual record and payment dates for such dividends).

        At the effective time of the merger, each share of ITC common stock held by Fortis, Investment Holdings, Merger Sub or any of Fortis' direct or indirect wholly-owned subsidiaries or ITC or its wholly-owned subsidiaries, will, in each case, be cancelled and cease to exist, and no consideration will be delivered in exchange for those shares.

        Each share of common stock of Merger Sub outstanding immediately prior to the effective time of the merger will be converted into one share of common stock of the surviving corporation. The surviving corporation will issue one share of its common stock to Investment Holdings for each Fortis common share issued as stock consideration.

        ITC shareholders will not receive any fractional Fortis common shares in the merger. All fractional shares which a single record holder of shares of ITC common stock would otherwise be entitled to receive will be aggregated. In lieu of any such fractional shares, each holder of shares of ITC common stock who would otherwise be entitled to receive fractional shares will be entitled to receive an amount in cash, without interest, rounded up to the nearest cent, equal to such fractional amount multiplied by the average of the volume weighted average price per Fortis common share on the TSX, on each of the five consecutive trading days ending with the second complete trading day immediately prior to the closing of the merger.

Surrender of ITC Shares

        Fortis, Investment Holdings and Merger Sub will deposit with the exchange agent (i) at or prior to the effective time of the merger, cash sufficient to provide all funds necessary for the exchange agent to pay the aggregate cash consideration and evidence of shares in book-entry form representing Fortis common shares issuable as stock consideration and (ii) from time to time as needed, additional cash sufficient to pay cash in lieu of any fractional shares and any dividends or other distributions with respect to unexchanged shares, in trust for the benefit of ITC shareholders.

        Promptly (and in any event within five business days after the effective time of the merger), the surviving corporation will cause the exchange agent to mail or otherwise provide to each holder of record of ITC common stock a letter of transmittal and instructions for use in effecting the surrender of book-entry shares or certificates (or affidavits of loss in lieu of the certificates) to the exchange agent.

        Upon surrender of a certificate representing shares of ITC common stock to the exchange agent in accordance with the terms of the transmittal materials and instructions, the holder of such certificate will be entitled to receive in exchange therefor a cash amount (after giving effect to any required tax withholdings) equal to the number of shares of ITC common stock represented by such certificate multiplied by the cash consideration, and such product plus any cash in lieu of any fractional Fortis common shares, dividends and other distributions such holder has the right to receive pursuant to the merger agreement and the number of Fortis common shares, in uncertificated book-entry form, equal to the number of shares of ITC common stock represented by such certificate multiplied by the per share stock consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the certificates.

        Any holder of book-entry shares will not be required to deliver a certificate representing shares of ITC common stock or an executed letter of transmittal to the exchange agent to receive the merger consideration. Each holder of record of one or more book-entry shares will, upon receipt by the exchange agent of an "agent's message" in customary form, be entitled to receive a cash amount (after giving effect to any required tax withholdings) equal to the number of shares of ITC common stock represented by such book-entry shares multiplied by the cash consideration, and such product plus any cash in lieu of any fractional Fortis common shares, dividends and other distributions such holder has the right to receive pursuant to the terms of the merger agreement and the number of Fortis common shares, in uncertificated book-entry form, equal to the number of shares of ITC common stock represented by such book-entry shares multiplied by the per share stock consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the book-entry shares.

        In the event of a transfer of ownership of shares of ITC common stock that is not registered in the transfer records of ITC or if payment and issuance of the applicable merger consideration or of any cash in lieu of fractional Fortis common shares, dividends or other distributions payable pursuant to the terms of the merger agreement are to be made to a person other than the person in whose name the surrendered certificate or book-entry share is registered, the Fortis common shares and a check for any cash to be exchanged upon due surrender of the certificate or book-entry share may be issued to such transferee or other person if the certificate or book-entry share formerly representing such shares of ITC common stock is presented to the exchange agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar taxes have been paid or are not applicable.

        If any cash or evidence of shares in book-entry form representing Fortis common shares remains unclaimed by ITC shareholders for 12 months after the effective time of the merger, such cash and evidence of shares will be delivered to the surviving corporation. Any holder of shares of ITC common stock who has not previously complied with the exchange procedures in the merger agreement will thereafter look to the surviving corporation for the merger consideration (after giving effect to any required tax withholdings), any cash in lieu of fractional Fortis common shares, dividends or other distributions such holder has the right to receive pursuant to the terms of the merger agreement.

        Each of Fortis, Investment Holdings, Merger Sub, the surviving corporation and their respective agents (including the exchange agent) will be entitled to deduct and withhold from the merger consideration otherwise payable to any holder of shares of ITC common stock, options, restricted stock or performance shares, such amounts as it is required to deduct and withhold by applicable law. To the extent that amounts are so withheld by Fortis, FortisUS, Merger Sub, the surviving corporation or any of their respective agents (including the exchange agent), as the case may be, such withheld amounts will be promptly remitted by such party to the applicable governmental entity, and will be treated for all purposes of the merger agreement as having been paid to the holder of such securities.

        If any certificate representing shares of ITC common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate and, if reasonably required by Investment Holdings, the posting by such person of a bond in customary amount and upon such terms as may be required by Fortis as indemnity against any claim that may be made against it or the surviving corporation with respect to such certificate, the exchange agent will issue a check in the amount (after giving effect to any required tax withholdings) equal to the applicable cash merger consideration, plus any cash in lieu of any fractional Fortis common shares, dividends and other distributions such holder has the right to receive pursuant to the terms of the merger agreement and deliver the number of Fortis common shares equal to the applicable stock merger consideration, in uncertificated book-entry form.

        No dividends or other distributions declared or made with respect to Fortis common shares with a record date after the effective time of the merger will be paid to the holder of any certificate representing shares of ITC common stock with respect to the Fortis common shares that such holder would be entitled to receive upon surrender of such certificate, until such holder actually surrenders such certificate in accordance with the terms of the merger agreement. Following the surrender of any such certificate, the holder of Fortis common shares issued in exchange therefor will be paid, without interest, promptly after the time of surrender, the amount of dividends and other distributions with a record date after the effective time of the merger but prior to such surrender and a payment date prior to such surrender payable with respect to such Fortis common shares and at the appropriate payment date, the amount of dividends and other distributions with a record date after the effective time of the merger but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Fortis common shares.

        The holder of Fortis common shares issued in exchange for book-entry shares in accordance with the terms of the merger agreement will be paid, without interest, promptly after the time of surrender, the amount of dividends and other distributions with a record date after the effective time of the merger but prior to such receipt and a payment date prior to such receipt payable with respect to such Fortis common shares and at the appropriate payment date, the amount of dividends and other distributions with a record date after the effective time of the merger but prior to such receipt and a payment date subsequent to such receipt payable with respect to such Fortis common shares.

Treatment of ITC Stock Options and Other Equity-Based Awards

        Immediately prior to the effective time of the merger, each outstanding option to purchase shares of ITC common stock under any ITC stock plan will automatically become immediately vested and be cancelled and will only entitle the holder to receive (without interest), at or promptly after the effective time of the merger from the surviving corporation or Fortis on its behalf, an amount in cash equal to the total number of shares of ITC common stock subject to the option multiplied by the excess, if any, of the equity award consideration over the exercise price per share of ITC common stock under such option, less applicable withholding taxes. Any option which has a per share exercise price that is greater than or equal to the equity award consideration will be cancelled at the effective time of the merger for no consideration or payment.

        Immediately prior to the effective time of the merger, each outstanding award of restricted stock under any ITC stock plan will automatically become immediately vested and be cancelled and will only entitle the holder of such award to receive (without interest), at or promptly after the effective time of the merger from the surviving corporation or Fortis (on behalf of the surviving corporation), an amount in cash equal to the total number of shares of ITC common stock subject to such award immediately prior to the effective time of the merger multiplied by the equity award consideration, less applicable withholding taxes.

        Immediately prior to the effective time of the merger, each outstanding award of performance shares under any ITC stock plan will automatically become immediately vested at the higher of the target level of performance and the actual level of performance through the effective time of the merger, and each performance share award will be cancelled and will only entitle its holder to receive (without interest), at or promptly after the effective time of the merger from the surviving corporation, an amount in cash equal to the number of shares of ITC common stock subject to such award immediately prior to the effective time of the merger multiplied by the equity award consideration, less applicable withholding taxes. Furthermore, immediately prior to the effective time of the merger, equivalent performance shares in respect of outstanding performance shares will vest in the same percentage as the performance shares underlying such equivalent performance shares (and, to the extent the percentage of the performance shares vesting exceeds 100%, additional equivalent performance shares will be deemed credited to each holder's notional account and vested so that the number of equivalent performance shares deemed credited to such holder's account and vested is equal to the number that would have been held in such account if the number of vested performance shares had been issued as of the grant date, rather than the target number of performance shares) and each equivalent performance share will be cancelled and will only entitle the holder of such equivalent performance share to receive (without interest), at or promptly after the effective time of the merger from the surviving corporation, an amount in cash equal to the number of such equivalent performance shares deemed credited to such holder's notional account as set forth above multiplied by the equity award consideration, less applicable withholding taxes.

        In accordance with the terms of the employee stock purchase plans, (i) the plan administrator will determine the date on which the current offering period will terminate; (ii) the administrator will ensure that no offering period will commence on or after February 9, 2016; (iii) if the effective time of the merger occurs before the end of the offering period in existence under the employee stock purchase plans as of February 9, 2016, the administrator will cause a new exercise date to be set under the employee stock purchase plans, which date will be the business day immediately prior to the anticipated closing date of the merger; (iv) the administrator will prohibit participants in the employee stock purchase plans from altering their payroll deductions from those in effect on February 9, 2016 (other than to discontinue their participation in the employee stock purchase plans); and (v) accumulated payroll deductions on February 9, 2016 will be used to purchase the applicable number of shares; provided, however, that to the extent not used to purchase shares of ITC common stock in accordance with the terms and conditions of the employee stock purchase plans, the deductions will be refunded to such participant as promptly as practicable following the effective time of the merger (without interest). The employee stock purchase plans will terminate immediately following the effective time of the merger, contingent upon the occurrence of the effective time of the merger.

        After the effective time of the merger, all ITC stock plans will be terminated and no further options, restricted stock, performance shares, or other rights with respect to shares of ITC common stock will be granted thereunder.

Representations and Warranties

        In the merger agreement, Fortis and ITC have each made customary representations and warranties regarding, among other topics:

  •
  due organization, valid existence, good standing, corporate power and authority, organizational documents and ownership of subsidiaries;

  •
  capital structure, including in particular the number of shares of common stock, preferred stock and equity-based awards issued and outstanding;

  •
  corporate power and authority to enter into the merger agreement and to complete the transactions contemplated by the merger agreement, and the enforceability of the merger agreement;

  •
  absence of conflicts with or breaches of its or its subsidiaries' governing documents, certain contracts and licenses or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

  •
  consents and approvals required in connection with the execution and delivery of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement, including required filings with, and the consents and approvals of, governmental entities or third parties in connection with the transactions contemplated by the merger agreement;

  •
  compliance with laws and licenses;

  •
  securities filings since January 1, 2014, including financial statements contained therein;

  •
  internal controls and absence of undisclosed liabilities;

  •
  matters with respect to certain contracts;

  •
  conduct of business in the ordinary course since December 31, 2014;

  •
  absence of certain litigation, orders and injunctions;

  •
  matters related to employee benefit plans;

  •
  labor and employment matters;

  •
  insurance matters;

  •
  real and personal property matters;

  •
  tax matters;

  •
  accuracy of the information supplied for inclusion in this proxy statement/prospectus and in the circular to be provided to Fortis shareholders;

  •
  intellectual property matters;

  •
  environmental matters;

  •
  receipt of opinions of financial advisors;

  •
  regulatory matters; and

  •
  brokers' fees in connection with the transactions contemplated by the merger agreement.

        In the merger agreement, ITC has also made additional representations and warranties regarding the inapplicability of certain state and federal antitakeover statutes and the unavailability of dissenters' rights or any other right of appraisal to any current or former ITC shareholder.

        In the merger agreement, Fortis has also made additional representations and warranties regarding the share issuance, listing of the shares issued at the closing of the merger on the NYSE and the TSX and the absence of market participation by Fortis, FortisUS (or following the assignment, Investment Holdings) and Merger Sub and their respective affiliates in MISO or the Southwest Power Pool, Inc.

        In the merger agreement, Fortis, FortisUS (or following the assignment, Investment Holdings) and Merger Sub made customary representations and warranties with respect to FortisUS (or following the assignment, Investment Holdings) and Merger Sub, including, among other topics:

  •
  due organization, valid existence, good standing and corporate power and authority;

  •
  corporate power and authority to enter into the merger agreement and to complete the transactions contemplated by the merger agreement and the enforceability of the merger agreement;

  •
  absence of conflicts with or breaches of its or its subsidiaries' governing documents, certain contracts or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

  •
  consents and approvals required in connection with the execution and delivery of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement, including required filings with, and the consents and approvals of, governmental entities or third parties in connection with the transactions contemplated by the merger agreement;

  •
  absence of certain litigation, orders and injunctions;

  •
  ownership and operations of Merger Sub;

  •
  absence of certain agreements;

  •
  accuracy of the information supplied for inclusion in this proxy statement/prospectus and in the circular to be provided to Fortis shareholders;

  •
  brokers' fees in connection with the transactions contemplated by the merger agreement;

  •
  absence of ownership of ITC common stock or certain securities, contract rights or derivative positions by Fortis and any of its subsidiaries;

  •
  absence of any requirement that the shareholders of FortisUS (or following the assignment, Investment Holdings) or any of its affiliates vote to approve or consent to the merger agreement or the transactions contemplated thereby, including the merger, other than the Fortis shareholder vote with respect to the share issuance;

  •
  sufficiency of funds necessary to pay the cash consideration and other amounts payable by Fortis, Investment Holdings, Merger Sub and ITC after the closing of the merger and any of their respective subsidiaries in connection with the merger agreement and the transactions contemplated thereby; and

  •
  solvency of Fortis and its subsidiaries, taken as a whole, after giving effect to all of the transactions contemplated by the agreement and payment of the merger consideration and all related fees and expenses.

        Certain of the representations and warranties in the merger agreement are subject to exceptions or qualifications, including, in certain cases, knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain executives of the party making the representation did not have actual knowledge after reasonable inquiry, and materiality or material adverse effect qualifications.

Material Adverse Effect

        Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

        Under the merger agreement a material adverse effect with respect to any person is generally defined as any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has a material adverse effect on or with respect to the business, results of operation or financial condition of such person and its subsidiaries taken as a whole. The definition excludes any event, development, change, effect or occurrence relating to, arising out of or in connection with or resulting from any of the following:

  •
  general changes or developments in the economy or the financial, debt, capital, credit, commodities or securities markets in the United States, Canada or elsewhere in the world, including as a result of changes in geopolitical conditions;

  •
  any changes in the international, national, regional, state, provincial or local wholesale or retail markets for electric power, capacity or fuel or related products;

  •
  any changes in the national, regional, state, provincial or local electric transmission or distribution systems or increases or decreases in planned spending with respect thereto;

  •
  the negotiation, execution and delivery of the merger agreement or the public announcement or pendency of the merger or other transactions contemplated thereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, regulators, lenders, partners or employees of such person and its subsidiaries;

  •
  any action taken or omitted to be taken by such person at the written request of or with the written consent of the other parties;

  •
  any consent or filing, with respect to ITC and with respect to Fortis, FortisUS (or following the assignment, Investment Holdings) and Merger Sub, required under applicable laws for the consummation of the merger and other transactions contemplated therein, including any actions required under the merger agreement to obtain any such consent;

  •
  any changes or prospective or anticipated changes, occurring after the date hereof, in any applicable laws or applicable accounting regulations or principles or interpretation or enforcement thereof;

  •
  any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions;

  •
  any change in the market price or trading volume of the shares of any party or the credit rating of such person or any of its subsidiaries;

  •
  any failure by such person to meet any published analyst estimates or expectations of such person's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself;

  •
  any matter set forth on the relevant section of the company disclosure schedule to the merger agreement made by ITC to Fortis; or

  •
  any litigation or claim threatened or initiated by shareholders, ratepayers, customers or suppliers of such person or representatives thereof against such person, any of its subsidiaries, or any of their respective officers or directors, in each case arising out of the execution of the merger agreement or the transactions contemplated thereby.

        With respect to bullets nine and ten above, the facts, events or circumstances giving rise to or contributing to such change or failure may be deemed to constitute, and may be taken into account in determining whether there has been a material adverse effect. In addition, except in the cases of bullets one, two, three and eight, the extent ITC or Fortis, as applicable, and the applicable party's subsidiaries, taken as a whole, are disproportionately affected as compared with other participants in the industry in which ITC or Fortis, as applicable, operates in the United States and Canada (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a material adverse effect).

        The representations and warranties contained in the merger agreement, or in any instrument delivered pursuant thereto and any rights arising out of any breach of such representations and warranties will not survive the effective time of the merger.

Covenants Regarding Conduct of Business by ITC Pending the Merger

        Except as required pursuant to or permitted by the merger agreement, required by applicable law, or consented to in writing by FortisUS (or following the assignment, Investment Holdings) (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement with certain exceptions, ITC has agreed to, and to cause each of its subsidiaries:

  •
  to conduct its business in the ordinary course of business consistent with past practice and good utility practice;

  •
  to use its commercially reasonable best efforts to preserve substantially intact the business organization of ITC and its significant subsidiaries and maintain its relationships with third parties and governmental entities having material business dealings with ITC, such subsidiary or its key employees;

  •
  not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the merger or the other transactions contemplated by the merger agreement or the ability of ITC or its affiliates to satisfy their obligations thereunder; and

  •
  to, subject to circumstances beyond ITC's reasonable control, make the capital expenditures as and when required to be made based on any approved allocation to ITC or any of its subsidiaries by certain regional transmission organizations, as part of the transmission planning process.

        In addition, without limiting the foregoing, ITC has agreed not to, and to cause each of its subsidiaries not to:

  •
  amend or otherwise change the articles of incorporation or bylaws or the equivalent organizational documents of ITC or any significant subsidiary in any material respect;

  •
  make any acquisition of, or make any investment in any interest in, any business or assets except for (i) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case in the ordinary course of business and good utility practice and (ii) acquisitions or investments that do not exceed US$100 million in the aggregate;

  •
  issue, pledge, transfer, encumber or dispose of, any equity securities of ITC or any of its subsidiaries other than (i) the issuance of shares of ITC common stock upon the exercise, vesting or settlement of certain outstanding equity securities as of February 8, 2016 or pursuant to the employee stock purchase plans, (ii) issuances to ITC or any of its subsidiaries by any subsidiary of ITC, (iii) the grant of certain restricted stock, (iv) issuance into notional accounts of certain additional performance shares in accordance with the terms of the grant agreements relating to performance shares outstanding as of February 8, 2016, or (v) pledges or liens relating to any indebtedness otherwise permitted to be incurred pending the merger;

  •
  reclassify, combine, split, subdivide or amend the terms of, redeem, purchase or otherwise acquire, directly or indirectly, any shares of ITC or its significant subsidiaries other than the acquisition of ITC shares in connection with cashless or net settled exercise of options or in order to pay the exercise price or taxes in connection with any equity awards or in connection with an existing share repurchase program;

  •
  other than certain permitted liens or liens relating to indebtedness otherwise permitted to be incurred pending the merger, create or incur any lien in excess of US$50 million in the aggregate of notional debt on any material assets of ITC or its subsidiaries (other than subsidiaries acquired following the date hereof);

  •
  make any loans or advances to any person (other than ITC or any of its wholly-owned subsidiaries) other than in the ordinary course of business or not in excess of US$25 million in the aggregate;

  •
  sell or otherwise dispose of any business organization or division thereof or otherwise sell, assign, exclusively license, allow to expire, or dispose of any material assets, rights or properties other than with respect to (i) assets in the ordinary course of business consistent with past practice or pursuant to certain material contracts or (ii) assets, rights or properties to ITC or of assets, rights or properties with a value of less than US$100 million in the aggregate;

  •
  declare or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock other than (i) payment of ITC's regular quarterly cash dividends, not to exceed certain specified amounts, with usual record and payment dates in accordance with past dividend practice, and (ii) any dividend or distribution by an ITC subsidiary to ITC or to a wholly-owned subsidiary of ITC;

  •
  other than in the ordinary course of business or as required by law, enter into, terminate, modify or amend in any material respect certain contracts;

  •
  except for borrowings in the ordinary course of business under certain of ITC's and its subsidiaries' credit facilities, except for issuances under ITC's commercial paper program and except for intercompany loans, incur or repay indebtedness for borrowed money, or modify in any material respect in a manner adverse to ITC or Fortis or any of its subsidiaries the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any person (other than a wholly-owned subsidiary of ITC), other than (i) indebtedness incurred in the ordinary course of business not to exceed US$50 million in the aggregate, (ii) pursuant to letters of credit in the ordinary course of business, (iii) (a) to finance the activities of ITC and its subsidiaries, or (b) in replacement or refinancing of existing indebtedness for borrowed money, which with respect to certain of ITC's existing indebtedness that matures within 90 days of such replacement or refinancing; provided, that (1) the terms (including covenants and default terms, but excluding interest rate, original issue discount, call protection and other financial terms) of such indebtedness are, in the reasonable determination of ITC, consistent with then current market terms or, solely with respect to the replacement or refinancing of existing indebtedness, no more restrictive, when taken as a whole, to ITC or its applicable subsidiary than the terms of the existing indebtedness that is being replaced or refinanced and, with respect to both subsections (iii)(a) and (iii)(b) above, will not include any prohibition or restriction or condition restricting the ability of ITC or any of its subsidiaries to pay dividends or other distributions or to make or repay loans or advances to Fortis other than (x) restrictions applicable only during the continuance of a default or event of default under the relevant agreement and (y) the restriction set forth in the Term Loan Credit Agreement of ITC, dated as of December 20, 2013, which permits the payment of dividends or other distributions if, after giving effect thereto, the rating of the debt of ITC or any of its subsidiaries, as applicable, will be BBB– or higher, and any restriction on change of ownership or control will include an exception for the merger and (2) any financing of the activities of ITC and its subsidiaries so incurred under subsection (iii)(a) may not exceed a certain aggregate principal amount, and any replacement or refinancing indebtedness so incurred must not exceed the aggregate principal amount of the indebtedness being replaced or refinanced, plus any accrued and unpaid interest on and premiums, fees, costs and expenses paid in connection with such repayment or refinancing, (iv) guarantees by ITC or its subsidiaries of indebtedness of its subsidiaries, or (v) any commodity, currency, sale or hedging agreements in the ordinary course, consistent with past practice and good utility practice which can be terminated on 90 days or less notice; provided, that any such indebtedness will not reasonably be expected to adversely affect Fortis', FortisUS' or Merger Sub's ability to consummate the financing to be obtained in connection with the merger;

  •
  except as required by the existing terms of a material ITC employee benefit plan, (i) increase the compensation or benefits of any of its officers (except in the ordinary course of business, including pursuant to ITC's regular merit review process), (ii) grant any severance or termination pay to any of its officers (except in the ordinary course of business), (iii) enter into, amend, change or revise any employment, change in control, consulting or severance agreement or arrangement with the chief executive officer of ITC or any of his direct reports or terminate the chief executive officer of ITC or any of his direct reports other than for cause (as defined under the applicable employment agreement), (iv) change any actuarial or other assumptions used to calculate funding obligations with respect to any material ITC employee benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP or applicable laws, (v) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any material ITC employee benefit plan or remove any existing restrictions in any such plans or awards made thereunder or (vi) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any material ITC employee benefit plan, to the extent not already provided in any such plan or establish, adopt, enter into or amend in any material respect or terminate any material ITC employee benefit plan, enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

  •
  make any material change in any accounting principles other than to conform to statutory or regulatory accounting rules or U.S. GAAP;

  •
  make or change any material tax election, surrender any material claim for a tax refund, enter into any agreement materially affecting taxes due for any taxable period ending after the merger is consummated, settle or compromise any material tax liability, or amend in a material respect any tax return other than in the ordinary course of business or as required by applicable law or U.S. GAAP;

  •
  enter into or amend in any material respect any collective bargaining agreement with any labor organization representing any ITC employees other than in the ordinary course of business or as required by applicable law;

  •
  waive, release, assign, discharge, settle, satisfy or compromise any material litigation, other than where the amount paid does not exceed US$25 million in the aggregate or, if greater, does not materially exceed the total incurred case reserve amount for such matter maintained by ITC and/or its subsidiaries prior to February 9, 2016;

  •
  merge or consolidate ITC or its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restricting, recapitalization or other reorganization of ITC or any of its subsidiaries;

  •
  make or commit any capital expenditures between February 9, 2016 and December 31, 2016, or in following year, that in the aggregate exceed ITC's capital expenditures budget for such period other than emergency capital expenditures in any amount required by a governmental entity or incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident or natural disaster or other force majeure event necessary to maintain or restore safe, adequate and reliable electric transmission service; provided, that ITC will use commercially reasonable efforts to consult with FortisUS (or following the assignment, Investment Holdings) prior to making or agreeing to make any such expenditures; or

  •
  agree, authorize or commit to do any of the foregoing.

        In addition, ITC has agreed to, and to cause its subsidiaries to, give any notices to third parties, and ITC and FortisUS (and following the assignment, Investment Holdings) have agreed to each use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain certain third-party consents and ITC and FortisUS (and following the assignment, Investment Holdings) agree to coordinate and cooperate in identifying certain required consents.

Covenants Regarding Conduct of Business by Fortis, FortisUS, Investment Holdings and Merger Sub Pending the Merger

        Except as required pursuant to or permitted by the merger agreement, required by applicable law, or consented to in writing by ITC (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement with certain exceptions, Fortis has agreed to, and to cause each of its subsidiaries:

  •
  to conduct its business in the ordinary course of business consistent with past practice and, where applicable, good utility practice;

  •
  to use its commercially reasonable best efforts to preserve substantially intact the business organization of Fortis and its significant subsidiaries and maintain its relationships with third parties and governmental entities having material business dealings with Fortis, such subsidiary or its key employees; and

  •
  not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the merger or the other transactions contemplated by the merger agreement or the ability of Fortis or its affiliates to satisfy their obligations thereunder.

        In addition, without limiting the foregoing, Fortis has agreed not to, and to cause each of its subsidiaries not to:

  •
  amend or otherwise change the articles of incorporation or by-laws or the equivalent organizational documents of Fortis or any significant subsidiary in any material respect in a manner that would adversely affect the consummation of the merger, or adversely affect the ITC shareholders whose shares may be converted into Fortis common shares at the effective time; provided, that Fortis may amend its articles of incorporation in connection with the issuance of certain preference shares in connection with the financing to be obtained in connection with the merger as long as such amendment would not adversely affect the consummation of the merger or adversely affect ITC shareholders whose shares may be converted into Fortis common shares at the effective time compared to the current holders of Fortis common shares;

  •
  make any acquisition of, or make any investment in any interest in, any business organization or any division thereof or any assets except for (i) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case in the ordinary course of business and good utility practice and (ii) acquisitions or investments that do not exceed US$500 million individually;

  •
  reclassify, combine, split, subdivide or amend the terms of any shares of capital stock of Fortis or any of its significant subsidiaries;

  •
  merge or consolidate Fortis with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restricting, recapitalization or other reorganization of Fortis, other than in connection with an internal reorganization;

  •
  incur indebtedness for borrowed money that would reasonably be expected to cause the credit rating of Fortis to drop below investment grade; or

  •
  agree, authorize or commit to do any of the foregoing.

No Solicitation

        ITC has agreed not to, and to cause its subsidiaries and their respective directors, officers and employees not to, and to use its reasonable best efforts to cause their respective representatives not to:

  •
  initiate, solicit, knowingly encourage or knowingly facilitate any inquiries with respect to or that could reasonably be expected to lead to, or the making, submission or announcement of, any acquisition proposal;

  •
  participate or engage in any negotiations or discussions concerning, or furnish or provide access to its properties, books and records or any confidential information or data to, any person relating to an acquisition proposal, or any inquiry or proposal that could reasonably be expected to lead to any acquisition proposal;

  •
  approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal; or

  •
  execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement for any acquisition proposal.

        ITC has agreed to, and to cause its subsidiaries and their respective directors, officers and employees to, and to use its reasonable best efforts to cause their respective representatives to:

  •
  immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person (other than the parties to the merger agreement) in connection with an acquisition proposal that exists as of the date of the merger agreement; and

  •
  promptly request each person that has, prior to the date of the merger agreement, executed a confidentiality agreement or similar agreement in connection with its consideration of acquiring ITC to return or destroy all confidential information furnished to such person by or on behalf of it or any of its subsidiaries prior to the date of the merger agreement.

        ITC is required to promptly (and in any event within 24 hours) notify FortisUS (or following the assignment, Investment Holdings) if it receives an acquisition proposal, including a summary of the material terms of the proposal (including the identity of the person making such proposal). ITC is also required to keep FortisUS (or following the assignment, Investment Holdings) informed on a prompt basis of the status and material terms of such acquisition proposal, including any material changes in respect of any such proposal and to provide FortisUS (or following the assignment, Investment Holdings) with a summary of any material changes to any such acquisition proposal.

        ITC may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential acquisition proposal to be made to ITC or its board of directors if the ITC board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under applicable law and so long as ITC promptly notifies FortisUS (or following the assignment, Investment Holdings) thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and, if requested by FortisUS (or following the assignment, Investment Holdings), grants FortisUS (or following the assignment, Investment Holdings) a waiver, amendment or release of any similar provision under the confidentiality agreement between ITC and Fortis.

        The merger agreement does not prohibit ITC or the ITC board of directors from disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the U.S. Exchange Act (or any similar communication to shareholders).

        Prior to obtaining the approval of the ITC shareholders, ITC and the ITC board of directors may:

  •
  contact and engage in discussions with any person or group and their respective representatives who makes an acquisition proposal after the date of the merger agreement solely for the purpose of clarifying such acquisition proposal and the terms thereof;

  •
  provide access to its properties, books and records and provide information or data in response to a request therefor by a person or group who makes a bona fide written acquisition proposal after the date of the merger agreement if the ITC board of directors has (i) determined in good faith, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal could reasonably be expected to constitute, result in or lead to a superior proposal, and (ii) received from such person or group an executed confidentiality agreement on terms no less favorable in the aggregate to ITC, as determined by ITC in good faith, to those contained in the confidentiality agreement between ITC and Fortis (except for such changes specifically necessary in order for ITC to be able to comply with its obligations under the merger agreement); or

  •
  participate and engage in any negotiations or discussions with any person or group who makes a bona fide written acquisition proposal after the date of the merger agreement (which negotiations or discussions need not be solely for clarification purposes) if the ITC board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal could reasonably be expected to constitute, result in or lead to a superior proposal.

        "Acquisition proposal" means any proposal, inquiry, indication of interest or offer from any person or group of persons (other than Fortis, FortisUS (or following the assignment, Investment Holdings), Merger Sub or their respective affiliates) relating to any transaction or series of transactions, involving (i) any direct or indirect acquisition or purchase of (a) a business or assets that constitute 20% or more of the net revenues, net income or assets of ITC and its subsidiaries, taken as a whole, or (b) 20% or more of the total voting power of the equity securities of ITC, (ii) any tender offer, exchange offer or similar transaction that if consummated would result in any person or group of persons beneficially owning 20% or more of the total voting power of the equity securities of ITC, or (iii) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ITC (or any subsidiary or subsidiaries of ITC whose business constitutes 20% or more of the net revenues, net income or assets of ITC and its subsidiaries, taken as a whole).

        "Superior proposal" means an acquisition proposal involving (i) assets that generate more than 50% of the consolidated total revenues of ITC and its subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated total assets of ITC and its subsidiaries, taken as a whole, or (iii) more than 50% of the total voting power of the equity securities of ITC, in each case, that the ITC board of directors in good faith determines, after consultation with its outside counsel and financial advisor, would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of ITC than the transactions contemplated by the merger agreement after taking into account all such factors and matters considered appropriate in good faith by the ITC board of directors (including, to the extent considered appropriate by the ITC board of directors, (a) all strategic considerations, including whether such acquisition proposal is more favorable from a long-term strategic standpoint, (b) financial provisions and the payment of a termination fee by ITC to FortisUS, (c) legal and regulatory conditions and other undertakings relating to ITC's and its subsidiary's customers, suppliers, regulators, lenders, partners, employees and other constituencies, (d) probable timing, (e) likelihood of consummation and (f) with respect to which the cash consideration and other amounts (including costs associated with the acquisition proposal) payable at the closing of the merger are subject to fully committed financing from recognized financial institutions), and after taking into account any changes to the terms of the merger agreement committed to in writing by Fortis and FortisUS (or following the assignment, Investment Holdings) in response to such superior proposal.

ITC Board Recommendation

        Subject to the provisions described below, neither the ITC board of directors nor any committee thereof shall:

  •
  withhold, withdraw, qualify or modify, or resolve to or propose to withhold, withdraw, qualify or modify its recommendation that the ITC shareholders vote in favor of approving the merger and the merger agreement in a manner adverse to Fortis or FortisUS (or following the assignment, Investment Holdings);

  •
  make any public statement inconsistent with such recommendation;

  •
  approve, adopt or recommend any acquisition proposal, or any inquiry or proposal that would reasonably be expected to lead to any acquisition proposal;

  •
  fail to reaffirm or re-publish such recommendation within ten business days of being requested by FortisUS (or following the assignment, Investment Holdings) to do so (provided, that FortisUS (or following the assignment, Investment Holdings) will not be entitled to request such a reaffirmation or re-publishing more than one time with respect to any single acquisition proposal other than in connection with an amendment to any financial terms of such acquisition proposal or any other material amendment to such acquisition proposal);

  •
  fail to announce publicly, within ten business days after a tender offer or exchange offer relating to any securities of ITC has been commenced, that the ITC board of directors recommends rejection of such tender or exchange offer;

  •
  authorize, cause or permit ITC to enter into a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than an acceptable confidentiality agreement) or recommend any tender offer providing for, with respect to, or in connection with any acquisition proposal or requiring ITC to abandon, terminate, delay or fail to consummate the merger or any other transaction contemplated by the merger agreement, or

  •
  take any action pursuant to which any person (other than Fortis, FortisUS (or following the assignment, Investment Holdings), Merger Sub or their respective affiliates) or acquisition proposal would become exempt from or not otherwise subject to any take-over statute or articles of incorporation provision relating to an acquisition proposal.

        However, at any time prior to obtaining approval of the ITC shareholders, the ITC board of directors may (i) change its recommendation in response to an intervening event occurs or (ii) change its recommendation and/or terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal where the ITC board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to an acquisition proposal from a third-party that constitutes a superior proposal, which is not withdrawn, that such acquisition proposal constitutes a superior proposal and which the ITC board of directors determines, after consultation with its financial advisors and outside legal counsel, that the failure to make such a change of recommendation or to terminate the merger agreement would be reasonably likely to be inconsistent with the ITC board of directors' fiduciary duties under applicable laws.

        The ITC board of directors may not change its recommendation or terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal unless (i) ITC provides prior written notice to FortisUS (or following the assignment, Investment Holdings), specifying the material details of the intervening event or the material terms and conditions of the superior proposal and attaching a copy of the most current draft of any written agreement relating to the superior proposal, (ii) at or after 5:00 p.m., New York City time, three business days following the day on which ITC delivered such notice, the ITC board of directors reaffirms in good faith, after consultation with its outside counsel and financial advisor, that the failure to make a change of recommendation, or to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, would be reasonably likely to be inconsistent with its fiduciary duties under applicable laws, and, in the case of an acquisition proposal, such acquisition proposal continues to constitute a superior proposal and (iii) if requested by FortisUS (or following the assignment, Investment Holdings), ITC has negotiated in good faith with FortisUS (or following the assignment, Investment Holdings) during the period from the delivery of the notice described above until 5:00 p.m., New York City time, three business days following the day on which such notice was delivered (and in the case of a superior proposal where Fortis or FortisUS (or following the assignment, Investment Holdings) has committed to any changes to the terms of the merger agreement and there is a subsequent amendment to any material term of the superior proposal, for an additional three business days following the delivery by ITC to FortisUS (or following the assignment, Investment Holdings) of a new notice with respect to such amendment) to make such adjustments to the terms and conditions of the merger agreement so that, in the case of an acquisition proposal, such acquisition proposal would cease to be a superior proposal or in the case of an intervening event, the failure of the

ITC board of directors to make a change of recommendation would not be reasonably likely to be inconsistent with its fiduciary duties under applicable laws.

        As further discussed below under "—Termination of the Merger Agreement," if the ITC board of directors changes its recommendation of the merger and terminates the merger agreement, it will be required to pay a termination fee of US$245 million.

        An "intervening event" means any event, development, change, effect or occurrence that affects or would reasonably be expected to affect (i) the business, financial condition or continuing results of operation of ITC and its subsidiaries, taken as a whole or (ii) the shareholders of ITC (including the benefits of the merger to the ITC shareholders) in either case that (a) is material, (b) was not known to the ITC board of directors as of the date of the merger agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to ITC as of the date of the merger agreement), (c) becomes known to the ITC board of directors prior to obtaining the approval of ITC shareholders of the merger and (d) does not relate to or involve any acquisition proposal; provided, that no event, fact, circumstance, development or occurrence that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including Fortis common shares) of, Fortis or any of its subsidiaries will constitute an "intervening event" unless such event, fact, circumstance, development or occurrence has had or would reasonably be expected to have a material adverse effect on Fortis; provided, further, that an intervening event will not include: (i) any action taken by any party to the merger agreement pursuant to and in compliance with certain affirmative covenants in the merger agreement relating to obtaining regulatory approvals, or the consequences of any such action, and (ii) the receipt, existence or terms of an acquisition proposal, or the consequences thereof.

Efforts to Obtain Required Shareholder Votes

        The merger agreement requires ITC to promptly (but no more than 20 business days) after the registration statement is declared effective by the SEC or after the SEC declares that it has no further comments on or will not review this proxy statement/prospectus, take all reasonable action necessary to duly call, give notice of, convene and hold a shareholders' meeting, for the purpose of obtaining ITC shareholder approval of the merger agreement. Unless ITC's board has modified its recommendation regarding the merger as permitted under the merger agreement, as further discussed in "—ITC Board Recommendation" immediately above, ITC will include in this proxy statement/prospectus its recommendation that its shareholders approve and adopt the merger agreement and the merger to its shareholders and, subject to the consent of ITC's financial advisors, such financial advisors' respective written opinions that as of the date of the merger agreement, the merger consideration is fair, from a financial point of view, to ITC shareholders other than the excluded holders. The merger agreement requires the ITC board of directors to use reasonable best efforts to obtain ITC shareholder approval of the merger agreement.

        The merger agreement requires Fortis to promptly (but no more than 60 days from the date of the merger agreement) prepare and file a proxy circular to be provided to Fortis shareholders with the TSX and promptly following pre-clearance of such circular, take all reasonable action necessary to duly call, give notice of, convene and hold a shareholders' meeting, for the purpose of obtaining shareholder approval of the share issuance. Fortis' board of directors will include its recommendation in the circular that its shareholders approve the share issuance and will use its reasonable best efforts to obtain shareholder approval of the share issuance.

Employee Benefits and Service Credit

        For a period of at least three years following the effective time of the merger, each employee of ITC or its subsidiaries who continues to be employed by ITC or the surviving corporation or any subsidiary or affiliate thereof, which we refer to as a continuing employee, will receive (i) a salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits, in each case, that is no less favorable than the salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits that was provided to such continuing employee immediately prior to the effective time of the merger and (ii) welfare and other benefits that are substantially comparable in the aggregate to the welfare and other benefits provided to such continuing employee immediately prior to the effective time of the merger and the principal work location of each continuing employee will not be relocated by more than 50 miles from the continuing employee's principal work location as of immediately prior to the effective time of the merger. In addition, Investment Holdings has agreed to honor and continue certain employment and severance arrangements and ITC may establish a cash-based retention program to promote retention and incentivize efforts to consummate the merger.

        Investment Holdings has agreed to pay to each employee of ITC and its subsidiaries, on the first payroll date following the effective time of the merger and subject to such employee remaining continuously employed through the effective time of the merger, (i) any accrued but unpaid annual bonus (or other cash incentive award) relating to the complete year (or completed performance period) prior to the year (or performance period) in which the effective time of the merger occurs that has been accrued on the audited consolidated financial statements of ITC, and (ii) a pro-rated portion of the annual bonus (and other cash incentive award) relating to the year (or other applicable performance period) in which the effective time of the merger occurs based on the higher of (a) ITC's achievement of the applicable performance targets as of the effective time of the merger (based on the amount accrued on ITC's financial statements), and (b) the target-level achievement, which payment will be pro-rated based on a fraction (x) the numerator of which is the number of days in the year (or performance period) that has elapsed through the effective time of the merger and (y) the denominator of which is the number of days in such year (or performance period).

        The merger agreement contains standard provisions under which each continuing employee will receive credit for the plan year in which the merger occurs towards applicable deductible and annual out-of-pocket limits for medical expenses incurred prior to the closing of the merger and each continued employee will receive service credit for purposes of eligibility to participate and vesting credit under applicable benefit plans of Investment Holdings (other than with respect to any defined benefit pension plan), subject to certain customary exceptions.

ITC Financing Cooperation

        ITC has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the financing to be undertaken by Fortis in connection with the merger and transactions related to such financing, including, among other things, using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect thereto, (ii) satisfy (or obtain a waiver of) on a timely basis all conditions to obtaining such financing, and (iii) consummate the financing at or prior to the date on which the closing of the merger occurs.

        ITC has agreed to use its reasonable best efforts to, and to cause its representatives to, on a timely basis, provide all customary cooperation that is reasonably requested by FortisUS to assist in connection with obtaining the financing to be undertaken by Fortis in connection with the merger. ITC has agreed to use its reasonable best efforts to obtain an amendment to certain of its credit facilities so that, after giving effect to the merger, no default or event of default exists under such credit facilities.

        In the event Fortis and FortisUS desire to undertake a third-party investment to be effective on or prior to the closing of the merger, binding commitments for such third-party investment are required to be in place no later than 90 days after the date of the merger agreement (which date may be extended for 30 days with the consent of ITC (which may not be unreasonably withheld, conditioned or delayed), which consent will not be required where such minority investor would not reasonably be expected to delay any required regulatory approval) and prior to such date Fortis has agreed to provide written notice to ITC which such notice will contain the identity of each minority investor, the amount that such minority investor will invest in the third-party investment and all of the other material terms and conditions of such third-party investment. Minority investors will not be permitted to have direct or indirect beneficial ownership of ITC (on, prior to or immediately following the closing of the merger) (i) that exceeds 19.9% in the aggregate or (ii) that would prevent FortisUS from meeting certain tax requirements with respect to its ownership of ITC after the closing of the merger (taking into account any agreement relating to the rights of the minority investor to nominate or appoint directors to the board of directors of ITC after the closing of the merger). No minority investor will, at any time from the date of the merger agreement until the earlier of the effective time of the merger and the termination of the merger agreement, impair the incentives granted by FERC to subsidiaries of ITC as a result of ITC's independence from market participants. In connection with any third-party investment, Fortis and FortisUS have agreed to keep ITC reasonably informed with respect to the status of such third-party investment, to consult with ITC and, upon the written request of ITC or its representatives, regarding the terms of such third-party investment and to consider in good faith any advice or comments provided by ITC or its representatives with respect to such third-party investment. Notwithstanding the foregoing, Fortis, FortisUS and Merger Sub have agreed not to undertake any third-party investment that would reasonably be expected to materially delay, materially impede or otherwise prevent the consummation of the transactions contemplated by the merger agreement, including as a result of any consents of any governmental entity necessary to consummate the transactions contemplated by the merger agreement.

        "Governmental entity" means any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

Other Covenants and Agreements

        Fortis, FortisUS (and following the assignment, Investment Holdings) and ITC have made certain other covenants to and agreements with each other regarding various other matters including:

  •
  cooperation between Fortis, FortisUS (and following the assignment, Investment Holdings) and ITC in the preparation and filing of this proxy statement prospectus;

  •
  notification to the other party upon the occurrence of certain events;

  •
  Fortis' and FortisUS' (and following the assignment, Investment Holdings') access to ITC's information and Fortis' agreement to keep information exchanged confidential;

  •
  cooperation with Fortis and FortisUS (and following the assignment, Investment Holdings) and the use of reasonable efforts by ITC to delist ITC shares from the NYSE and deregister ITC shares as promptly as practical after the effective time of the merger;

  •
  cooperation among Fortis, FortisUS (and following the assignment, Investment Holdings) and ITC in connection with public announcements;

  •
  indemnification of directors and officers of ITC and its subsidiaries for certain acts occurring at or prior to the merger;

  •
  the use of commercially reasonable efforts by ITC to arrange for the delivery of customary payoff letters and instruments of discharge and for the delivery of certain prepayment and termination notices at the closing of the merger;

  •
  notification and cooperation among ITC, Fortis and FortisUS (and following the assignment, Investment Holdings) with respect to any litigation related to the merger agreement, the merger or the other transactions contemplated by the merger agreement;

  •
  the performance by Merger Sub of its obligations under the merger agreement;

  •
  ITC taking reasonably necessary or advisable steps to cause any dispositions of ITC equity securities pursuant to the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to ITC to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act;

  •
  the maintenance of ITC's existing Novi, Michigan headquarters as well as regional headquarters of ITC's operating subsidiaries in the metropolitan areas where they are located immediately prior to the effective time of the merger, for ten years from the effective time of the merger;

  •
  the maintenance of ITC's current levels of charitable contributions and community support within the communities in which ITC and its subsidiaries operate at a level comparable in the aggregate to ITC's level of contributions and support on the date of the merger agreement for a period of one year thereafter;

  •
  agreement not to implement certain initiatives that would result in ITC and its subsidiaries employing substantially fewer individuals in the aggregate than immediately prior to the effective time of the merger;

  •
  the use of reasonable best efforts by Fortis and Merger Sub to arrange and obtain the committed financing and Fortis' agreement to keep ITC reasonable informed concerning the status of the financing to be undertaking by Fortis in connection with the merger, and Fortis, FortisUS (and following the assignment, Investment Holdings) and Merger Sub's agreement to (i) keep and maintain any committed financing in connection with the merger that is funded in advance of the closing of the merger available to fund the transactions contemplated by the merger agreement and (ii) certain restrictions on amending, supplementing, modifying, terminating or reducing, or granting any waiver of any condition or remedy under the commitment letters requiring ITC's prior written consent;

  •
  the use of reasonable best efforts by FortisUS (and following the assignment, Investment Holdings) to cause the Fortis shares to be issued in the merger to be listed on the NYSE and the TSX and ITC's agreement to use reasonable best efforts to cooperate with Fortis in connection with the foregoing; and

  •
  the chief executive officer of ITC's attendance at meetings of the Fortis board of directors after the closing of the merger and Fortis' reasonable efforts to cause the chief executive officer (or, in certain circumstances, another person mutually agreed upon by the ITC board of directors and the Fortis board of directors in consultation with the chief executive officer of ITC) to be elected to the Fortis board of directors at the first annual general meeting of Fortis' shareholders following the closing of the merger and at the following such meeting.

Consents and Approvals

        FortisUS (and following the assignment, Investment Holdings), Fortis, ITC and Merger Sub have agreed to:

  •
  proceed diligently and in good faith and use best efforts, as promptly as practicable, to obtain the required consents and filings and to make all required filings with, and to give all required notices to, the applicable governmental entities;

  •
  take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the merger and the other transactions contemplated by the merger agreement (including satisfying the conditions to closing set forth in the merger agreement as promptly as practicable); and

  •
  cooperate in good faith with the applicable governmental entities or other persons and provide promptly such other information and communications to such governmental entities or other persons as such governmental entities or other persons may reasonably request in connection therewith.

        ITC has agreed not to consent to any voluntary delay of the closing at the behest of any governmental entity without FortisUS' (or following the assignment, Investment Holdings') consent (not to be unreasonably withheld, delayed or conditioned).

        FortisUS (and following the assignment, Investment Holdings), Fortis, Merger Sub and ITC have agreed to use their best efforts to make any pre-merger notification filing required under the HSR Act with respect to the transactions contemplated by the merger agreement at a time to be mutually agreed within five months following the execution of the merger agreement. FortisUS (and following the assignment, Investment Holdings), Fortis, Merger Sub and ITC have agreed to supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act and will take all other actions, proper or advisable consistent with the regulatory approval requirements pursuant to the merger agreement, to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. FortisUS (and following the assignment, Investment Holdings), Fortis, Merger Sub and ITC have agreed to comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, made by the antitrust authorities and use best efforts to take all other actions to obtain clearance from the antitrust authorities. Each of FortisUS (and following the assignment, Investment Holdings) and Merger Sub have agreed to exercise their best efforts, and ITC has agreed to cooperate fully with FortisUS (and following the assignment, Investment Holdings) and Merger Sub, to promptly prevent the entry in any claim brought by an antitrust authority of any order that would prohibit, make unlawful or delay the consummation of the transactions contemplated by the merger agreement in any material respect.

        Other than with respect to filings under the HSR Act, FortisUS (and following the assignment, Investment Holdings), Fortis, Merger Sub and ITC have agreed to, as soon as reasonably practicable following the execution of the merger agreement, and in any event at a mutually agreed time within 120 days after the date of the merger agreement, prepare and file, and pay any fees due in connection therewith, with each applicable governmental entity requests for such consents as may be necessary for the consummation of the transactions contemplated by the merger agreement in accordance with its terms, other than with respect to applications and filings to be made with the FCC, which will be made at a time mutually agreeable to Investment Holdings and ITC. FortisUS (and following the assignment, Investment Holdings), Fortis, Merger Sub and ITC have agreed to diligently pursue and use their best efforts to obtain such consents and to cooperate with each other in seeking such consents.

        Notwithstanding foregoing commitments, Fortis, FortisUS (and following the assignment, Investment Holdings) and Merger Sub have agreed that the making of the required consents and filings and the making of any other required filings and the obtaining of any other required consents with or from any governmental entity, are the responsibility of Fortis, FortisUS (and following the assignment, Investment Holdings) and Merger Sub, and that Fortis, FortisUS (and following the assignment, Investment Holdings) and Merger Sub shall, and shall cause their affiliates to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to make such filings or obtain such consents with or from any governmental entity as are required in connection with the consummation of the transactions contemplated by the merger agreement, including:

  •
  taking such actions and agreeing to such requirements, commitments, restrictions, rate, capitalization or other concessions or conditions to mitigate any concerns as may be requested or required by a governmental entity in connection with any filing or consent;

  •
  proposing, negotiating, committing to and effecting, by consent decree, settlement agreement, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Investment Holdings or its affiliates (including the surviving corporation and its subsidiaries) or any interests therein;

  •
  terminating or restructuring existing relationships, contractual or governance rights or obligations of Investment Holdings or its affiliates (including the surviving corporation and its subsidiaries);

  •
  terminating any venture or other arrangement; and

  •
  otherwise taking or committing to take actions after the closing of the merger occurs that would limit Investment Holdings' or its affiliates' (including the surviving corporation's and its subsidiaries') freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines or assets of Investment Holdings and its affiliates (including the surviving corporation and its subsidiaries) or any interests therein, in each case as may be required in order to enable the consummation of the transactions contemplated by the merger agreement to occur as soon as reasonably possible (and in any event no later than the end date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated by the merger agreement as soon as reasonably possible (and in any event no later than the end date).

        Prior to the date on which the closing of the merger occurs, Fortis, FortisUS (and following the assignment, Investment Holdings) and Merger Sub have agreed not to, and to cause their affiliates not to, permit any action, which would reasonably be expected to materially and adversely impact the ability of the parties to the merger agreement to secure all required consents and filings with or from any governmental entity to consummate the transactions contemplated by the merger agreement, or take any action with any governmental entity relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the merger agreement or result in the failure to satisfy any condition to consummation of the transactions contemplated by the merger agreement.

Conditions That Must Be Satisfied or Waived for the Merger to Occur

Conditions to the Obligations of Fortis, Investment Holdings, Merger Sub and ITC

        The respective obligations of Fortis, Investment Holdings, Merger Sub and ITC to consummate the merger are subject to the satisfaction or waiver of the following mutual conditions:

  •
  approval and adoption of the merger agreement by an affirmative vote of the holders of at least a majority of the outstanding shares of ITC common stock entitled to vote at the special meeting;

  •
  absence of any law (whether temporary, preliminary or permanent) which prohibits, restrains or enjoins the consummation of the merger;

  •
  all required consents and filings have been obtained, made or given and are in full force and effect and are not subject to appeal, and all applicable waiting periods imposed by any government entity (including the HSR Act) are terminated or have expired;

  •
  the approval by Fortis shareholders of the share issuance;

  •
  the Fortis common shares to be issued in the merger having been approved for listing on the NYSE and the TSX, subject to official notice of issuance; and

  •
  the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceedings for that purpose having been initiated or threatened by the SEC.

Conditions to Obligations of Fortis, Investment Holdings and Merger Sub

        The obligations of Fortis, Investment Holdings and Merger Sub to consummate the merger are subject to the satisfaction or waiver of further conditions, including:

  •
  the representations and warranties of ITC relating to capitalization, ITC's significant subsidiaries and ITC's ownership interest in such subsidiaries, authority and absence of conflicts with the governing documents of ITC and its subsidiaries being true and correct in all material respects at and as of the date of the closing of the merger (or in the case of representations and warranties that are made as of a particular date or period, as of such date or period);

  •
  all other representations and warranties of ITC being true and correct without regard to materiality qualifiers at and as of the date of the closing of the merger (or in the case of representations and warranties that are made as of a particular date or period, as of such date or period), so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ITC;

  •
  ITC's performance in all material respects of and compliance in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement;

  •
  there not having occurred since the date of the merger agreement any event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on ITC;

  •
  receipt of a certificate of an executive officer of ITC certifying that the four preceding conditions have been satisfied; and

  •
  receipt of the required financial statements of ITC.

Conditions to ITC's Obligations

        The obligation of ITC to consummate the merger is subject to the satisfaction or waiver of further conditions, including:

  •
  the representations and warranties relating to Fortis' capitalization, Fortis' significant subsidiaries and Fortis' ownership interest in such subsidiaries, authority and absence of conflicts with the governing documents of each of Fortis, Investment Holdings and Merger Sub and their respective subsidiaries being true and correct in all material respects at and as of the date of the closing of the merger (or in the case of representations and warranties that are made as of a particular date or period, as of such date or period);

  •
  all other representations and warranties of Fortis, Investment Holdings and Merger Sub being true and correct without regard to materiality qualifiers at and as of the date of the closing of the merger (or in the case of representations and warranties that are made as of a particular date or period, as of such date or period), so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Fortis;

  •
  performance by Fortis, FortisUS, Investment Holdings and Merger Sub in all material respects of and compliance in all material respects with all agreements and covenants required to be performed or complied with by them under the merger agreement;

  •
  there not having occurred since the date of the merger agreement any event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Fortis; and

  •
  receipt of a certificate of an executive officer of Investment Holdings and Fortis certifying that the four preceding conditions have been satisfied.

Termination of the Merger Agreement

        The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, notwithstanding the approval and adoption of the merger agreement by the shareholders of ITC, under the following circumstances:

  •
  by mutual written consent of Fortis and ITC;

  •
  by either Fortis or ITC:

  •
  if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is or will have become final and non-appealable (and the party seeking to terminate the merger agreement has used such standard of efforts as may be required by the merger agreement to prevent, oppose and remove such legal restraint, injunction or other prohibition);

  •
  if the merger has not been completed on or before 5:00 p.m. Michigan local time on February 9, 2017 (which we refer to as the end date) and the failure of the effective time to occur on or before the end date was not primarily caused by the breach of the obligations under the merger agreement of the party seeking to terminate the merger agreement (the end date is subject to an extension to August 9, 2017 if the only closing conditions outstanding are the conditions relating to legal restraints or required regulatory approvals);

    •
    ITC shareholder approval of the merger agreement is not obtained at the special meeting of ITC shareholders; or

    •
    Fortis shareholder approval of the share issuance is not obtained at the special meeting of Fortis shareholders;

  •
  by ITC:

  •
  if Fortis, FortisUS, Investment Holdings or Merger Sub has breached or failed to perform its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) would cause certain of the conditions to ITC's obligation to consummate the merger to not be satisfied, and (ii) cannot be cured or has not been cured by the earlier of 30 days after written notice thereof has been given by ITC to Fortis or three business days prior to the end date, but only if ITC is not in material breach of any covenant or agreement in the merger agreement;

  •
  in order to enter into a definitive agreement with respect to a superior proposal, if such termination occurs before ITC shareholders approve the merger agreement and so long as ITC complies with its obligations with respect to a superior proposal, if prior to or concurrently with such termination, ITC pays the ITC termination fee to FortisUS (as described below); or

  •
  if the Fortis board of directors changes its recommendation prior to obtaining Fortis shareholder approval of the share issuance, fails to include its recommendation in the circular distributed to Fortis shareholders, or formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining Fortis shareholder approval of the share issuance.

  •
  by Fortis:

  •
  if ITC has breached or failed to perform its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) would cause certain of the conditions to Fortis, Investment Holdings or Merger Sub's obligation to consummate the merger to not be satisfied, and (ii) cannot be cured or has not been cured by the earlier of 30 days after written notice thereof has been given by Fortis to ITC or three business days prior to the end date, but only if each of Fortis, Investment Holdings and Merger Sub is not in material breach of any covenant or agreement in the merger agreement; or

  •
  if the ITC board of directors changes its recommendation prior to obtaining ITC shareholder approval of the merger agreement, fails to include its recommendation in the proxy statement distributed to ITC shareholders, recommends an acquisition proposal other than the merger to ITC shareholders prior to obtaining ITC shareholder approval of the merger agreement or formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining ITC shareholder approval of the merger agreement.

Effect of Termination

        If the merger agreement is terminated in accordance with its terms, there will be no liability on the part of any party thereto, except certain provisions of the merger agreement will survive such termination, including those relating to confidentiality, publicity, waiver of claims against, and liability of, financing sources and fees and expenses, and except in the case of fraud or willful breach of a covenant or agreement giving rise to the failure of a closing condition.

Termination Fee

        ITC has agreed to pay a termination fee of US$245 million, which we refer to as the ITC termination fee, to FortisUS if:

  •
  the merger agreement is terminated by ITC in order to enter into a definitive agreement with respect to a superior proposal, if such termination occurs before ITC shareholders approve the merger agreement and so long as ITC complies with its obligations with respect to a superior proposal;

  •
  the merger agreement is terminated by Fortis because the ITC board of directors changes its recommendation prior to obtaining ITC shareholder approval of the merger agreement, fails to include its recommendation in the proxy statement distributed to ITC shareholders, recommends an acquisition proposal other than the merger to ITC shareholders prior to obtaining ITC shareholder approval of the merger agreement or formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining ITC shareholder approval of the merger agreement; and

  •
  the merger agreement is terminated by either Fortis or ITC (i) due to the occurrence of the end date where the primary cause of the failure of closing to occur on or before the end date was not the breach of the obligations under the merger agreement of the party seeking to terminate the merger agreement or (ii) because of a failure to obtain ITC shareholder approval of the merger agreement at the special meeting of ITC shareholders; and, in each case, an acquisition proposal is made to ITC, its board of directors or shareholders or otherwise becomes publicly known, at any time after the date of the merger agreement and prior to the ITC shareholder vote to approve the merger agreement and within 12 months of such termination, ITC enters into a definitive agreement with respect to such acquisition proposal, which is subsequently consummated, or consummates an acquisition proposal. In this case, "acquisition proposal" has the meaning set forth above in "—No Solicitation," except all references to "20% or more" therein will be deemed to be references to "more than 50%."

        Fortis has agreed to pay to ITC:

  •
  a termination fee of US$245 million, if the merger agreement is terminated by ITC because the Fortis board of directors changes its recommendation prior to obtaining Fortis shareholder approval of the share issuance, fails to include its recommendation in the circular distributed to Fortis shareholders, or formally resolves to effect or publicly announces an intention to effect any of the foregoing, prior to obtaining Fortis shareholder approval of the share issuance; or

  •
  a termination fee of US$280 million, if all other conditions to obligations of each party to effect the merger and conditions to obligations of Fortis, Investment Holdings and Merger Sub to effect the merger have been satisfied or waived, and the merger agreement is terminated:

  •
  by either Fortis or ITC because a court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is or will have become final and non-appealable (and the party seeking to terminate the merger agreement has used such standard of efforts as may be required by the merger agreement to prevent, oppose and remove such legal restraint, injunction or other prohibition) and such legal restraint arises in connection with the required regulatory approvals;

  •
  by either Fortis or ITC due to the occurrence of the end date where the primary cause of the failure of closing to occur on or before the end date was not the breach of the obligations under the merger agreement of the party seeking to terminate the merger agreement and, at the time of such termination, any required regulatory approval or any legal restraint in connection therewith has not been satisfied; or

    •
    by ITC where Fortis, FortisUS or Investment Holdings has breached or failed to perform its covenants or agreements set forth in the merger agreement with respect to obtaining regulatory approvals, which breach or failure to perform would cause certain of the conditions to ITC's obligation to consummate the merger to not be satisfied, and cannot be cured or has not been cured in accordance with the terms of the merger agreement.

Modification, Amendment or Waiver

        At any time prior to the effective time of the merger, the merger agreement may be amended by written agreement among Fortis, FortisUS (or following the assignment, Investment Holdings), Merger Sub and ITC, subject to applicable law. With respect to certain specified provisions, no amendment, waiver or other modification adverse to any financing source will be effective as to such financing source without its prior written consent.

        At any time prior to the effective time of the merger, Fortis, FortisUS (or following the assignment, Investment Holdings), Merger Sub or ITC may (i) extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained in the merger agreement, where such extension or waiver is in writing signed by the parties to be bound thereby and specifically referencing the merger agreement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FORTIS

        The following tables set forth Fortis' selected historical consolidated financial and other data. You should read the following summary consolidated financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Fortis" and Fortis' consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of future results. Fortis' financial statements have been prepared in accordance with U.S. GAAP.

        The selected historical consolidated financial information of Fortis as of and for the years ended December 31, 2015 and 2014 have been derived from Fortis' audited historical consolidated financial statements, which were audited by Ernst & Young LLP, independent registered public accounting firm, included elsewhere in this proxy statement/prospectus. The selected historical consolidated statements of earnings and cash flow data for the years ended December 31, 2013, 2012 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from Fortis' historical audited consolidated financial statements not included in this proxy statement/prospectus. The selected consolidated statements of earnings and cash flow data for the three months ended March 31, 2016 and 2015 and the selected consolidated balance sheet data as of March 31, 2016 have been derived from Fortis' unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated balance sheet data as of March 31, 2015 has been derived from Fortis' unaudited interim consolidated financial statements not included in this proxy statement/prospectus.

Consolidated Statements of Earnings:

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions of Canadian dollars, except per share amounts)
Revenue	$1,757	$1,915	$6,727	$5,401	$4,047	$3,654	$3,738

Expenses:
Energy supply costs	692	833	2,561	2,197	1,617	1,522	1,697
Operating	478	473	1,874	1,551	1,090	877	850
Depreciation and amortization	234	215	873	688	541	470	416

	$1,404	$1,521	$5,308	$4,436	$3,248	$2,869	$2,963

Operating income	353	394	1,419	965	799	785	775
Other income (expenses), net	16	17	197	33	22	13	38
Finance charges	139	134	553	547	389	366	363

Earnings before income taxes, discontinued operations and extraordinary item	230	277	1,063	451	432	432	450
Income tax expense	42	57	223	66	32	61	84

Earnings from continuing operations	188	220	840	385	400	371	366
Earnings from discontinued operations, net of tax	—	—	—	5	—	—	—

Earnings before extraordinary item	188	220	840	390	400	371	366
Extraordinary gain, net of tax	—	—	—	—	20	—	—

Net earnings	$188	$220	$840	$390	$420	$371	$366

Net earnings attributable to:
Non-controlling interests	7	2	35	11	10	9	9
Preference equity shareholders	19	20	77	62	57	47	46
Common equity shareholders	162	198	728	317	353	315	311

	$188	$220	$840	$390	$420	$371	$366

Earnings per common share from continuing operations
Basic	$0.57	$0.72	$2.61	$1.39	$1.64	$1.66	$1.71
Diluted	0.57	0.71	2.59	1.38	1.63	1.65	1.70
Earnings per common share
Basic	0.57	0.72	2.61	1.41	1.74	1.66	1.71
Diluted	0.57	0.71	2.59	1.40	1.73	1.65	1.70
Dividends declared per common share	0.38	0.34	1.43	1.30	1.25	1.21	1.17
Dividends declared per common share (US$)(1)	0.28	0.27	1.12	1.18	1.21	1.21	1.18

(1)
Fortis' results as reported in Canadian dollars have been converted into US dollars using the average noon exchange rate as reported by the Bank of Canada for the three months ended March 31 or year ended December 31, as applicable, for each of the respective periods.

Consolidated Balance Sheet Data:

	As of March 31,		As of December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions of Canadian dollars)
Total current assets	$1,707	$1,898	$1,857	$1,787	$1,296	$1,093	$1,120
Total assets	28,016	27,557	28,804	26,233	17,908	14,950	14,214
Total current liabilities	2,491	2,540	2,638	2,676	2,084	1,350	1,320
Working capital (deficit)(1)	(784)	(642)	(781)	(889)	(788)	(257)	(200)
Long-term debt, (excluding current portion)	10,478	10,567	10,784	9,911	6,424	5,741	5,685
Total shareholders' equity	10,183	9,577	10,353	9,112	6,376	5,410	4,943

(1)
We define working capital as total current assets minus total current liabilities.

Consolidated Statements of Cash Flows:

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions of Canadian dollars)
Net cash provided by (used in):
Operating activities	$483	$450	$1,673	$982	$899	$992	$915
Investing activities	(413)	(553)	(1,368)	(4,199)	(2,164)	(1,096)	(1,115)
Financing activities	(66)	156	346	3,361	1,186	171	180
Capital expenditures	426	554	2,243	1,725	1,175	1,146	1,171

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ITC

        The following tables present selected historical consolidated financial data for ITC as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and the three months ended March 31, 2016 and 2015. The balance sheet data as of December 31, 2014 and 2015 and the statement of operations data for the years ended December 31, 2013, 2014 and 2015 have been obtained from ITC's annual report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this proxy statement/prospectus. The balance sheet data as of March 31, 2016 and the statement of operations data for the three months ended March 31, 2016 and 2015 have been obtained from ITC's quarterly report on Form 10-Q for the three months ended March 31, 2016, which is incorporated by reference into this proxy statement/prospectus. The balance sheet data as of December 31, 2011, 2012 and 2013 and the statement of operations data for the years ended December 31, 2011 and 2012 have been derived from ITC's audited consolidated financial statements not incorporated into this document by reference. The balance sheet data as of March 31, 2015 has been derived from ITC's unaudited condensed consolidated financial statements not incorporated into this document by reference. Certain balance sheet data amounts reported below have been updated as appropriate to reflect the adoption of authoritative accounting guidance during the first quarter of 2016 and applied retrospectively as discussed below.

        The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in ITC's annual report on Form 10-K for the year ended December 31, 2015 and incorporated by reference into this proxy statement/prospectus, including the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto. See the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

	ITC and Subsidiaries
	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions of US dollars, except per share amounts)
OPERATING REVENUES(1)(2)(3)	$280	$272	$1,045	$1,023	$941	$831	$757
OPERATING EXPENSES
Operation and maintenance	25	26	113	112	113	122	129
General and administrative(4)(5)	46	41	145	115	149	112	83
Depreciation and amortization	39	34	145	128	119	107	95
Taxes other than income taxes	23	22	82	77	66	60	53
Other operating income and expense—net	(0.3)	(0.2)	(1)	(1)	(1)	(1)	(1)

Total operating expenses	132	123	484	430	445	399	360

OPERATING INCOME	148	149	561	593	496	431	398
OTHER EXPENSES (INCOME)
Interest expense—net	50	48	204	187	168	156	147
Allowance for equity funds used during construction	(8)	(8)	(28)	(21)	(30)	(23)	(17)
Loss on extinguishment of debt	—	—	—	29	—	—	—
Other income	(0.3)	(0.3)	(2)	(1)	(1)	(2)	(3)
Other expense	1	1	3	5	7	4	4

Total other expenses (income)	44	42	177	198	144	135	131

INCOME BEFORE INCOME TAXES	104	108	384	394	352	297	266
INCOME TAX PROVISION	40	40	141	150	119	109	95

NET INCOME	$64	$67	$242	$244	$234	$188	$172

Basic earnings per common share(6)	$0.42	$0.43	$1.57	$1.56	$1.49	$1.22	$1.12
Diluted earnings per common share(6)	$0.42	$0.43	$1.56	$1.54	$1.47	$1.20	$1.10
Dividends declared per common share(6)	$0.1875	$0.1625	$0.700	$0.610	$0.535	$0.487	$0.458

(1)
During 2015 and 2014, ITC recognized an aggregate estimated regulatory liability for the potential refund relating to the rate of return on equity complaints, which resulted in a reduction in operating revenues of US$115.1 million and US$46.9 million, respectively. (Refer to Note 16, "Commitments and Contingent Liabilities" in the 2015 ITC annual report on Form 10-K for further discussion of the return on equity complaints.)
(2)
During 2015, ITC recognized a regulatory liability for the refund relating to the formula rate template modifications filing, which resulted in a reduction in operating revenues of US$9.5 million. (Refer to Note 4, "Regulatory Matters" in the 2015 ITC annual report on Form 10-K for more information.)
(3)
During 2012, ITC initially recognized FERC audit refund liability, which resulted in a reduction in operating revenues of US$11.0 million.
(4)
The increase in general and administrative expenses in 2015 was due primarily to higher compensation related expenses, including the development bonuses and higher legal and advisory professional service fees for various development initiatives. (Refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Capital Project Updates and Other Recent Developments—Development Bonuses" in the 2015 ITC annual report on Form 10-K for a description of the development bonuses.)
(5)
During 2014, 2013, 2012 and 2011, ITC expensed external legal, advisory and financial services fees of US$0.4 million, US$43.1 million, US$19.4 million and US$7.0 million, respectively, relating to the Entergy Transaction recorded within general and administrative expenses. (Refer to Note 17, "Entergy Transaction" in the 2015 ITC annual report on Form 10-K.)
(6)
Per share data reflect the three-for-one stock split that occurred on February 28, 2014. (Refer to Note 13, "Stockholders' Equity" in the 2015 ITC annual report on Form 10-K for further discussion on the stock split.)

	ITC and Subsidiaries
	As of March 31,		As of December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions of US dollars)
BALANCE SHEET DATA:
Cash and cash equivalents	$8	$9	$14	$28	$34	$26	$58
Working capital (deficit)(7)	(567)	(228)	(550)	(291)	(325)	(828)	(135)
Property, plant and equipment—net	6,246	5,635	6,110	5,497	4,847	4,135	3,416
Goodwill	950	950	950	950	950	950	950
Total assets(7)(8)	7,863	7,077	7,555	6,932	6,241	5,525	4,785
Debt:
ITC Holdings(8)	2,386	2,195	2,304	2,122	1,871	1,683	1,452
Regulated Operating Subsidiaries(8)	2,169	2,008	2,125	1,954	1,717	1,448	1,175

Total debt(8)	4,555	4,203	4,429	4,076	3,588	3,131	2,627

Total stockholders' equity	$1,749	$1,715	$1,709	$1,670	$1,614	$1,415	$1,259
(7)
All amounts presented reflect the change in the authoritative guidance on the presentation of deferred income taxes on the balance sheet. (Refer to Note 3, "Recent Accounting Pronouncements" and Note 10, "Income Taxes" in the 2015 ITC annual report on Form 10-K for more information.)

(8)
All amounts presented reflect the change in authoritative guidance on the balance sheet presentation of debt issuance costs. (Refer to Note 2, "Recent Accounting Pronouncements" in ITC's quarterly report on Form 10-Q for the quarterly period ended March 31, 2016 for more information including the impact of the adoption of this guidance on the previously reported consolidated statement of financial position as of December 31, 2015.) The effects of the retrospective adoption are a decrease to total assets and total debt of $28.6 million as of March 31, 2015 and $26.8 million, $27.2 million, $23.6 million, $16.4 million and $17.7 million as of December 31, 2015, 2014, 2013, 2012 and 2011, respectively. In addition, the following shows the impact of this guidance on ITC's previously reported consolidated statement of financial position as of December 31, 2014:

(in millions of US dollars)	Reported	Adjustment	Adjusted
Deferred financing fees (net of accumulated amortization)	$30	$(27)	$3
Debt maturing within one year	175	—	175
Long-term debt	$3,929	$(27)	$3,902

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial statements give effect to the proposed merger by Fortis of ITC under the acquisition method of accounting for business combinations and based on the respective historical unaudited and audited consolidated financial statements of Fortis and ITC as of and for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively. The unaudited pro forma condensed consolidated balance sheet gives effect to the proposed merger as if it had closed on March 31, 2016. The unaudited pro forma condensed consolidated statements of earnings for the three months ended March 31, 2016 and for the year ended December 31, 2015 give effect to the proposed merger as if it had closed on January 1, 2015.

        The historical audited and unaudited consolidated financial information has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are: (i) directly attributable to the proposed merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed consolidated statements of earnings, expected to have a continuing impact on the combined results of Fortis and ITC. As such, the impact from merger-related expenses is not included in the unaudited pro forma condensed consolidated statements of earnings. However, the estimated impact of these expenses is reflected in the unaudited pro forma condensed consolidated balance sheet as an increase to debt and a decrease to retained earnings.

        The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or synergies that could result from the proposed merger or the effect of any regulatory actions that may impact the unaudited pro forma condensed consolidated financial statements when the proposed merger is completed.

        The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company's financial condition and results of operations would have been had the proposed merger occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma financial information should be read together with: (i) the audited consolidated and unaudited condensed consolidated historical financial statements of Fortis and the notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Fortis" included elsewhere in this proxy statement/prospectus for the year ended December 31, 2015 and for the three months ended March 31, 2016, respectively, (ii) the audited consolidated and unaudited condensed consolidated historical financial statements of ITC and the notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in ITC's annual report on Form 10-K for the year ended December 31, 2015 and quarterly report on Form 10-Q for the three months ended March 31, 2016, respectively, and incorporated by reference into this proxy statement/prospectus and (iii) other information contained in or incorporated by reference into this proxy statement/prospectus.

        The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Fortis believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements. The actual adjustments to the consolidated financial statements of Fortis upon the closing of the proposed merger will depend on a number of factors, including, among others, additional information available and the net assets of ITC on the closing date of the proposed merger, and as a result, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Unaudited Pro Forma Condensed Consolidated Balance Sheet:

	As of March 31, 2016
	Fortis	ITC (Note 3(i))	Note	Pro forma adjustments	Pro forma condensed consolidated balance sheet
	(in millions of Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents	$232	$11	3(a)	$(2,990)	$243
			3(a), 3(c)	3,168	—
			3(a), 3(c)	(18)	—
			3(a), 3(d)	(160)	—
Accounts receivable and other current assets	877	157		—	1,034
Prepaid expenses	80	14		—	94
Inventories	271	36		—	307
Regulatory assets	247	22		—	269
Income tax receivable	—	184		—	184

	1,707	424		—	2,131
Other assets	356	57		—	413
Deferred financing fees	—	4		—	4
Regulatory assets	2,239	324		—	2,563
Utility capital assets	19,181	8,112		—	27,293
Intangible assets	528	58		—	586
Goodwill	4,005	1,234	3(b)	(1,234)	12,279
			3(b)	8,274	—

	$28,016	$10,213		$7,040	$45,269

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	$477	$—	3(j)	$307	$784
Accounts payable and other current liabilities	1,306	191	3(d)	(32)	1,600
			3(j)	113	—
			3(j)	22	—
Accrued payroll, interest and taxes other than income taxes	—	113	3(j)	(113)	—
Refundable deposits from generators for transmission network upgrades	—	22	3(j)	(22)	—
Regulatory liabilities	285	47		—	332
Debt maturing within one year	—	788	3(j)	(788)	—
Current installments of long-term debt	396	—	3(j)	481	877
Current installments of capital lease and finance obligations	27	—		—	27

	2,491	1,161		(32)	3,620
Other liabilities	1,122	36	3(j)	86	1,254
			3(j)	10	—
Accrued pension and post retirement liabilities	—	86	3(j)	(86)	—
Refundable deposits from generators for transmission network upgrades	—	10	3(j)	(10)	—
Regulatory liabilities	1,289	355		—	1,644
Deferred income taxes	1,978	1,167	3(b), 3(e)	(46)	3,099
Long-term debt	10,478	5,127	3(b)	115	19,128
			3(a), 3(c)	3,168	—
			3(a), 3(c)	(18)	—
			3(f)	258	—
Capital lease and finance obligations	475	—		—	475

	17,833	7,942		3,445	29,220

Shareholders' equity
Common shares	5,917	1,085	3(g)	(1,085)	10,585
			3(a)	4,668	—
Preference shares	1,820	—		—	1,820
Additional paid-in capital	13	—		—	13
Accumulated other comprehensive income	525	3	3(g)	(3)	525
Retained earnings	1,444	1,183	3(g)	(1,183)	1,316
			3(a), 3(d)	(160)	—
			3(d)	32	—

	9,719	2,271		2,269	14,259
Non-controlling interests	464	—	3(f)	1,326	1,790

	10,183	2,271		3,595	16,049

	$28,016	$10,213		$7,040	$45,269

See accompanying Notes, which are an integral part of
the Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statements of Earnings

	Three Months Ended March 31, 2016
	Fortis	ITC (Note 3(i))	Note	Pro forma adjustments	Pro forma condensed consolidated statement of earnings
	(in millions of Canadian dollars, except share and per share amounts)
Revenue	$1,757	$385		$—	$2,142

Expenses
Energy supply costs	692	—		—	692
Operating	478	129		—	607
Depreciation and amortization	234	53		—	287

	1,404	182		—	1,586

Operating income	353	203		—	556
Other income (expense), net	16	(1)	3(j)	10	25
Allowance for funds used during construction	—	10	3(j)	(10)	—
Finance charges	139	69	3(b)	(8)	240
			3(c)	1	—
			3(c)	35	—
			3(f)	4	—

Earnings before income taxes	230	143		(32)	341
Income tax expense (recovery)	42	55	3(b), 3(e)	3	88
			3(c), 3(e)	(10)	—
			3(e), 3(f)	(2)	—

Net earnings	$188	$88		$(23)	$253

Net earnings attributable to:
Non-controlling interests	$7	$—	3(f)	$15	$22
Preference equity shareholders	19	—		—	19
Common equity shareholders	162	88		(38)	212

	$188	$88		$(23)	$253

Weighted average common shares outstanding (in millions)
Basic	282.4		3(h)	113.9	396.3
Diluted	288.6		3(h)	113.9	402.5
Earnings per common share (Canadian dollars)
Basic	$0.57				$0.53
Diluted	$0.57				$0.53

See accompanying Notes, which are an integral part of
the Unaudited Pro Forma Condensed Consolidated Financial Statements

	Year Ended December 31, 2015
	Fortis	ITC (Note 3(i))	Note	Pro forma adjustments	Pro forma condensed consolidated statement of earnings
	(in millions of Canadian dollars, except share and per share amounts)
Revenue	$6,727	$1,336		$—	$8,063

Expenses
Energy supply costs	2,561	—		—	2,561
Operating	1,874	434		—	2,308
Depreciation and amortization	873	185		—	1,058

	5,308	619		—	5,927

Operating income	1,419	717		—	2,136
Other income (expense), net	197	(1)	3(j)	36	232
Allowance for funds used during construction	—	36	3(j)	(36)	—
Finance charges	553	261	3(b)	(30)	931
			3(c)	3	—
			3(c)	129	—
			3(f)	15	—

Earnings before income taxes	1,063	491		(117)	1,437
Income tax expense (recovery)	223	181	3(b), 3(e)	12	374
			3(c), 3(e)	(1)	—
			3(c), 3(e)	(35)	—
			3(e), 3(f)	(6)	—

Net earnings	$840	$310		$(87)	$1,063

Net earnings attributable to:
Non-controlling interests	$35	$—	3(f)	$53	$88
Preference equity shareholders	77	—		—	77
Common equity shareholders	728	310		(140)	898

	$840	$310		$(87)	$1,063

Weighted average common shares outstanding (in millions)
Basic	278.6		3(h)	113.9	392.5
Diluted	284.7		3(h)	113.9	398.6
Earnings per common share
Basic	$2.61				$2.29
Diluted	$2.59				$2.28

See accompanying Notes, which are an integral part of
the Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

1.     Basis of Presentation

        The accompanying unaudited pro forma condensed consolidated financial statements give effect to the proposed merger as more particularly described elsewhere in this proxy statement/prospectus. The accompanying unaudited pro forma condensed consolidated financial statements have been prepared by management of Fortis and are derived from the unaudited condensed consolidated and the audited consolidated financial statements of Fortis and ITC as of and for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively. The accompanying unaudited pro forma condensed consolidated balance sheet reflects the proposed merger as if it had closed on March 31, 2016 and the accompanying unaudited pro forma condensed consolidated statements of earnings for the three months ended March 31, 2016 and for the year ended December 31, 2015 reflect the proposed merger as if it had closed on January 1, 2015. Amounts are presented in millions of Canadian dollars unless otherwise noted.

        The accompanying unaudited pro forma condensed consolidated financial statements utilize accounting policies that are consistent with those disclosed in the unaudited condensed consolidated and the audited consolidated financial statements of Fortis as of and for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively, which were prepared in accordance with U.S. GAAP.

        The proposed merger has been accounted for in the unaudited pro forma condensed consolidated financial statements as an acquisition of approximately 80.1% of ITC common shares by Fortis using the acquisition method of accounting for business combinations. Based on the purchase price calculation as detailed in the merger agreement, dated February 9, 2016, among Fortis, certain Fortis subsidiaries and ITC, the estimated purchase price for approximately 80.1% of the equity of ITC is approximately $7.7 billion (Notes 2 and 3(a)). The assets to be acquired and liabilities to be assumed have been measured at estimated fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

        The accompanying unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. While the underlying pro forma adjustments are intended to provide a reasonable basis for presenting the significant financial effects directly attributable to the proposed merger, they are preliminary and are based on currently available financial information and certain estimates and assumptions which Fortis believes to be reasonable. The actual adjustments to the consolidated financial statements of Fortis will be determined at the time that the proposed merger is completed. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. For instance, the actual purchase price allocation will reflect the fair value, at the closing date, of the assets acquired and liabilities assumed based upon Fortis' valuation of such assets and liabilities following the closing of the proposed merger and, accordingly, the final purchase price allocation, as it relates principally to goodwill, may differ materially from the preliminary allocation reflected herein.

2.     Description of Transaction

        Pursuant to the merger agreement, Fortis will indirectly purchase the outstanding common shares of ITC for US$22.57 in cash and stock consideration of 0.7520 of a Fortis common share per ITC common share. Fortis will also indirectly assume ITC debt, which was approximately $5.9 billion as of March 31, 2016.

        A minority investor will purchase 19.9% of the ITC common shares for approximately $1,584 million (US$1,220 million) inclusive of shareholder notes totaling approximately $258 million (US$199 million) to an affiliate of ITC (Note 3(f)).

        The total estimated purchase price for the remaining 80.1% of ITC's common shares being purchased by Fortis is approximately $7.7 billion (Note 3(a)).

        The accompanying unaudited pro forma condensed consolidated financial statements assume that the 80.1% of the ITC common shares being purchased by Fortis will be financed through estimated Fortis stock consideration of approximately $4.7 billion (Note 3(a)), with the remaining balance funded through debt.

        Fortis has arranged approximately US$3.7 billion in committed bridge facilities which, together with the estimated stock consideration, will fully fund the estimated purchase price and thereby ensure ample liquidity to close the proposed merger. The accompanying unaudited pro forma condensed consolidated financial statements reflect the estimated costs of arranging the bridge facilities in merger-related costs (Note 3(d)).

3.     Pro Forma Assumptions and Adjustments

a)
Estimated purchase price, estimated funding requirements and assumed financing structure

        The following is the estimated purchase price, the estimated funding requirements and assumed financing structure for the proposed merger. These estimates and assumptions have been reflected in the accompanying unaudited pro forma condensed consolidated financial statements.

Estimated Purchase Price
ITC common shares (in millions)	151.5
Fraction of Fortis common shares issued for each ITC common share	0.7520

Estimated Fortis common shares issued (in millions)	113.9
Assumed price of Fortis common shares (US dollars) (Note 3(b))	31.55

Estimated stock consideration (in millions of US dollars)	3,594
Estimated cash consideration for ITC common shares (151.5 × US$22.57) (in millions of US dollars)	3,419
Estimated net cash consideration attributable to settlement of equity awards (in millions of US dollars)	103

Estimated purchase price (in millions of US dollars)	7,116
Assumed exchange rate (Note 3(i))	1.2987

Estimated purchase price	$9,242
19.9% minority shareholder investment and shareholder notes (Note 3(f))	(1,584)

Estimated purchase price for 80.1% of ITC common shares	$7,658

Estimated stock consideration (US$3,594 million × 1.2987)	$4,668
Estimated cash consideration ((US$3,419 million + US$103 million) × 1.2987 - $1,584)	2,990

$7,658

Estimated Funding Requirements
Estimated purchase price for 80.1% of ITC common shares	$7,658
Assumed debt of ITC	5,915
Estimated senior unsecured long-term debt issuance costs (Note 3(c))	18
Estimated merger-related costs (Note 3(d))	160

$13,751

Assumed Financing Structure
Assumed debt of ITC	$5,915
Estimated stock consideration	4,668
Estimated senior unsecured long-term debt (Note 3(c))	3,168

$13,751

b)
Preliminary allocation of estimated purchase price

        The estimated purchase price has been preliminarily allocated to the estimated fair values of ITC assets and liabilities as of March 31, 2016 in accordance with the acquisition method of accounting for business combinations, as follows:

	ITC	Fair Value and Other Adjustments	Net Total
Assets acquired:
Cash and cash equivalents	$11	$—	$11
Accounts receivable and other current assets	157	—	157
Prepaid expenses	14	—	14
Inventories	36	—	36
Regulatory assets	22	—	22
Income tax receivable	184	—	184

Total current assets	424	—	424
Other assets	57	—	57
Deferred financing fees	4	—	4
Regulatory assets	324	—	324
Utility capital assets	8,112	—	8,112
Intangible assets	58	—	58
Goodwill	1,234	(1,234)	—

	$10,213	$(1,234)	$8,979

Liabilities assumed:
Accounts payable and other current liabilities	$191	$—	$191
Accrued payroll, interest and taxes other than income taxes	113	—	113
Refundable deposits from generators for transmission network upgrades	22	—	22
Regulatory liabilities	47	—	47
Debt maturing within one year	788	—	788

Total current liabilities	1,161	—	1,161
Other liabilities	36	—	36
Accrued pension and post retirement liabilities	86	—	86
Refundable deposits from generators for transmission network upgrades	10	—	10
Regulatory liabilities	355	—	355
Deferred income taxes	1,167	(46)	1,121
Long-term debt	5,127	115	5,242

	$7,942	$69	$8,011
Net assets at fair value, as of March 31, 2016			968

Estimated purchase price for 80.1% of ITC common shares (Note 3(a))			7,658
19.9% minority shareholder investment and shareholder notes (Note 3(f))			1,584

Total pro forma goodwill			$8,274

        ITC's operating subsidiaries are rate-regulated entities. The determination of revenues and earnings is based on regulated rates of return that are applied to historic values. Therefore, with the exception of a fair market value adjustment for long-term debt held at the parent company level outside of regulated operations, which debt does not form part of the ratemaking process, along with the related impact on deferred income taxes, no other fair market value adjustments to ITC's assets and liabilities have been recognized because all of the economic benefits and obligations associated with regulated assets and liabilities beyond regulated thresholds accrue to ITC's customers. Consequently, it is Fortis' best estimate that the fair value of the remainder of ITC's assets and liabilities is their carrying amount.

        Long-term debt has an estimated fair market value of $5,242 million, or an increase of $115 million over historic values, which would result in a corresponding deferred income tax asset of approximately $46 million. The amortization of this fair market value adjustment would result in a reduction of finance charges of $30 million for the year ended December 31, 2015 and $8 million for the three months ended March 31, 2016, because of periodic accretion of the debt to the eventual principal balance. The reduction of financing charges would result in corresponding deferred income tax expense of $12 million for the year ended December 31, 2015 and $3 million for the three months ended March 31, 2016.

        The excess of the estimated purchase price of the proposed merger, before assumed debt and merger-related costs, over the assumed fair value of net assets acquired from ITC is classified as goodwill on the accompanying unaudited pro forma condensed consolidated balance sheet. Goodwill primarily represents going concern aspects that represent existing assembled assets and a work force that cannot be duplicated at the same cost by a new entrant; significant barriers to entry; future growth prospects related to substantial capital expenditure programs and franchise rights and other intangibles not separately identifiable because they are inextricably linked to the provision of regulated utility service. The final purchase price allocation is dependent upon, among other things, the finalization of asset and liability valuations which will reflect a third-party valuation. This final valuation will be based on, among other things, the actual net tangible and intangible assets and liabilities of ITC that exist as of the closing date of the proposed merger. Any final adjustment may change the allocation of the purchase price, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in changes to the unaudited pro forma condensed consolidated financial statements, including a change to goodwill.

        The final purchase price and resulting goodwill will vary based on the market price of Fortis' common shares on the closing date of the proposed merger. In preparing the unaudited pro forma condensed consolidated financial statements, Fortis estimated the purchase price associated with the stock consideration based on the closing market price of its common shares on the TSX of $40.61 and the closing US$ to C$ exchange rate of 1.2870 on May 4, 2016, yielding a price of US$31.55 per Fortis common share. Based on the historic volatility of the market price of its common shares, Fortis believes that a 10% fluctuation in such market price provides a reasonable basis for illustrating the resultant potential impact on the estimated purchase price and goodwill, as follows:

	Estimated Purchase Price for 80.1% of ITC Common Shares	Estimated Goodwill
As presented in the unaudited pro forma condensed consolidated financial statements	$7,658	$8,274
10% increase in Fortis common share price	8,125	8,741
10% decrease in Fortis common share price	7,191	7,807
c)
Senior unsecured long-term debt

        Assumed financing for the proposed merger contemplates the issuance of approximately $3,168 million (US$2,439 million) of long-term debt in the form of US dollar-denominated senior unsecured notes. Estimated debt issuance costs of approximately $18 million have been recognized as a reduction in long-term debt with a corresponding amortization expense of approximately $3 million recognized for the year ended December 31, 2015 and $1 million for the three months ended March 31, 2016, based on an estimated average term of 6.5 years. Incremental finance charges would result in a corresponding deferred income tax recovery of $1 million for the year ended December 31, 2015 and $Nil for the three months ended March 31, 2016. The weighted average interest rate is estimated at 4.12% based on the prevailing market rates for incremental borrowings by Fortis with tenors of three, five and ten years, which would result in incremental finance charges for the year ended December 31, 2015 of approximately $129 million and $35 million for the three months ended March 31, 2016. Incremental finance charges would result in corresponding deferred income tax benefits of $35 million and $10 million, respectively. A fluctuation in the estimated interest rate of +/– 0.1250% would result in a change in earnings to common equity shareholders of approximately $3 million after tax, or approximately $0.01 per common share, and approximately $1 million after tax, or less than $0.01 per common share, for the year ended December 31, 2015 and the three months ended March 31, 2016, respectively.

d)
Merger-related costs

        Merger-related costs are estimated at approximately $160 million and would reduce current income taxes payable by approximately $32 million. Merger-related costs are composed of estimated investment banking, accounting, tax, legal and other costs associated with the completion of the proposed merger and estimated post-merger expenses associated with equity-based compensation. These costs have been included as a pro forma adjustment to retained earnings as opposed to being reflected in the unaudited pro forma condensed consolidated statements of earnings of Fortis on the basis that they are directly incremental to the proposed merger of ITC and are therefore non-recurring in nature.

e)
Income taxes

        Income taxes applicable to the pro forma adjustments are calculated at Fortis' average income tax rates of 27.5% (Canadian rate) and 40.0% (U.S. rate) for the year ended December 31, 2015 and for the three months ended March 31, 2016.

f)
Minority shareholder

        A minority investor will purchase 19.9% of the ITC common shares for approximately $1,584 million (US $1,220 million) inclusive of shareholder notes totaling approximately $258 million (US $199 million) to an affiliate of ITC at an interest rate of 6.0% in connection with the transaction. This would result in incremental finance charges of approximately $15 million and $4 million, a corresponding deferred income tax recovery of approximately $6 million and $2 million, along with an allocation of earnings attributable to non-controlling interest of approximately $53 million and $15 million, for the year ended December 31, 2015 and for the three months ended March 31, 2016, respectively.

g)
ITC historical shareholders' equity

        The historical shareholders' equity of ITC, which includes retained earnings, accumulated other comprehensive income and common shares, has been eliminated.

h)
Pro forma earnings per common share

        The calculation of basic and diluted pro forma earnings per common share for the year ended December 31, 2015 and for the three months ended March 31, 2016, reflects the assumed issuance of approximately 113.9 million Fortis common shares as stock consideration (Note 3(a)) as if the issuance had taken place as of January 1, 2015.

i)
Foreign exchange translation

        The assets and liabilities of ITC, which has a US dollar functional currency, and additional assumed financing denominated in US dollars arising from the proposed merger are translated at the exchange rate in effect as of March 31, 2016. Revenue and expenses of ITC's operations, additional assumed US dollar-denominated finance charges and their related income tax effects are translated at the average exchange rate for 2015 and for the three months ended March 31, 2016.

        The following exchange rates were utilized in preparing the unaudited pro forma condensed consolidated financial statements:

Balance Sheet (US$ to C$)
Closing rate—March 31, 2016	1.2987
Income Statements (US$ to C$)
Average rate—January 1, 2015 to December 31, 2015	1.2788
Average rate—January 1, 2016 to March 31, 2016	1.3748
j)
Reclassifications

        In preparing the unaudited pro forma condensed consolidated financial statements, the following reclassifications were made to ITC's unaudited consolidated balance sheet and statement of earnings as of and for the three months ended March 31, 2016 and the historical audited consolidated statement of earnings for the year ended December 31, 2015 to conform to the presentation utilized by Fortis: (i) commercial paper totaling $307 million included within "Debt maturing within one year" was reclassified as "Short-term borrowings" and the current portion of long-term debt totaling $481 million included within "Debt maturing within one year" was reclassified as "Current installments of long-term debt," (ii) "Accrued payroll, interest and taxes other than income taxes" of $113 million and current "Refundable deposits from generators for transmission network upgrades" of $22 million were reclassified as "Accounts payable and other current liabilities," (iii) "Accrued pension and post retirement liabilities" of $86 million and non-current "Refundable deposits from generators for transmission network upgrades" of $10 million were reclassified as "Other liabilities" and (iv) "Allowance for funds used during construction" of $36 million for the year ended December 31, 2015 and $10 million for the three months ended March 31, 2016 were reclassified as "Other income (expense), net."

UNAUDITED COMPARATIVE PER SHARE DATA

        The following tables present, as of the dates and for the periods indicated, selected historical unaudited pro forma condensed consolidated financial information per share of Fortis common shares and ITC common stock. You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements of Fortis and notes thereto included elsewhere in this proxy statement/prospectus and the consolidated financial statements of ITC and notes thereto incorporated by reference into this proxy statement/prospectus. See "Where You Can Find Additional Information."

        The following pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of acquisition accounting. It does not reflect cost savings, synergies or certain other adjustments that may result from the merger. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

        The following tables assume the issuance of 113.9 million Fortis common shares in connection with the merger, which is the number of shares issuable by Fortis in connection with the merger assuming the merger closed on March 31, 2016 and based on the number of outstanding shares of ITC common stock at that time. As discussed in this proxy statement/prospectus, the actual number of Fortis common shares issuable in the merger will be adjusted based on the number of shares of ITC common stock outstanding at the completion of the merger. The pro forma data in the tables assume that the merger occurred on January 1, 2015 for income statement purposes and on March 31, 2016 for balance sheet purposes, and that the merger is accounted for as a business combination.

FORTIS COMMON SHARES	Three Months Ended March 31, 2016	Year Ended December 31, 2015
	(C$)	(C$)
Basic earnings per common share
Historical	$0.57	$2.61
Pro forma combined	$0.53	$2.29
Diluted earnings per common share
Historical	$0.57	$2.59
Pro forma combined	$0.53	$2.28
Dividends declared per common share
Historical	$0.38	$1.43
Pro forma combined	$0.38	$1.43
Book value per common share at period end
Historical	$27.90	$28.62
Pro forma combined	$31.33	$32.27

        The unaudited equivalent pro forma per share combined information for ITC set forth below shows the effect of the merger from the perspective of a holder of ITC common stock. The information was calculated by multiplying the unaudited pro forma combined per share data for Fortis common shares (converted into US dollars using the average noon exchange rate as reported by the Bank of Canada for the year ended December 31, 2015 and the three months ended March 31, 2016, except for book value per common share, converted into US dollars using the noon exchange rate as reported by the Bank of Canada on March 31, 2016 and December 31, 2015) by the exchange ratio of 0.7520. The exchange ratio does not include the US$22.57 cash portion of the merger consideration.

ITC COMMON SHARES	Three Months Ended March 31, 2016	Year Ended December 31, 2015
	(US$)	(US$)
Basic earnings per common share
Historical	$0.42	$1.57
Equivalent pro forma combined	$0.29	$1.35
Diluted earnings per common share
Historical	$0.42	$1.56
Equivalent pro forma combined	$0.29	$1.34
Dividends declared per common share
Historical	$0.1875	$0.700
Equivalent pro forma combined	$0.21	$0.84
Book value per common share at period end
Historical	$11.45	$11.19
Equivalent pro forma combined	$18.16	$17.53

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        Fortis common shares are currently listed on the TSX under the symbol "FTS" and ITC common stock is currently listed on the NYSE under the ticker symbol "ITC."

        The table below sets forth, for the periods indicated, the per share high and low sales prices for Fortis common shares as reported on the TSX and for ITC common stock as reported on the NYSE.

	Fortis Common Shares TSX		ITC Common Stock NYSE
	High	Low	High(1)	Low(1)
	(in C$)		(in US$)
Annual information for the past five calendar years
2015	42.23	34.16	44.00	30.33
2014	40.83	29.78	42.01	31.18
2013	35.14	29.51	35.58	25.54
2012	34.98	31.70	26.58	22.10
2011	35.45	28.24	27.30	20.59
Quarterly information for the past two years and subsequent quarters
2016
First Quarter	41.58	35.53	43.89	36.53
2015
Fourth Quarter	40.14	35.51	39.60	30.33
Third Quarter	38.75	34.16	35.68	31.16
Second Quarter	39.90	34.45	37.12	30.64
First Quarter	42.23	38.32	44.00	35.54
2014
Fourth Quarter	40.83	33.84	42.01	34.05
Third Quarter	34.81	32.14	38.14	34.60
Second Quarter	32.86	31.26	38.43	34.26
First Quarter	31.56	29.78	37.41	31.18
Monthly information for the most recent six months
April 2016	41.09	38.52	44.50	42.44
March 2016	41.08	37.74	43.89	40.67
February 2016	41.58	35.53	41.49	37.14
January 2016	40.71	35.79	40.74	36.53
December 2015	38.26	35.51	39.60	37.09
November 2015	38.60	36.35	38.28	30.33

(1)
As adjusted to reflect the 3:1 split effected by ITC on February 6, 2014.

        The above table shows only historical data. The data may not provide meaningful information to ITC shareholders in determining whether to approve the merger. ITC shareholders are urged to obtain current market quotations for ITC common stock and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus, when considering whether to approve the merger. See the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus.

        The following table presents the closing price per share of Fortis common shares on the TSX and of ITC common stock on the NYSE on (a) February 8, 2016, the last full trading day prior to the public announcement of the signing of the merger agreement, and (b)                     , 2016, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of ITC common stock, which was calculated by adding the closing price of Fortis common shares on those dates (converted to US dollars based on the Canadian dollar-to-US dollar exchange rate on the applicable date) and the cash consideration of US$22.57.

Date	Fortis common shares TSX	ITC common stock NYSE	Implied per share value of merger consideration
	(C$)	(US$)	(US$)
February 8, 2016	$41.38	$39.38	$44.90
, 2016	$	$	$

        ITC shareholders will not receive the merger consideration until the merger is completed, which may be a substantial period of time after the ITC special meeting. There can be no assurance as to the trading prices of Fortis common shares at the time of the closing of the merger. The market prices of Fortis common shares and ITC common stock and the Canadian dollar/US dollar exchange rate are likely to fluctuate prior to consummation of the merger and cannot be predicted. We urge you to obtain current market quotations for both Fortis common shares and ITC common stock and the Canadian dollar/US dollar exchange rate.

        The table below sets forth the dividends declared per Fortis common share and the dividends declared per share of ITC common stock for the periods indicated.

	Fortis	ITC(1)
	(C$)	(US$)
Three Months Ended March 31, 2016	0.38	0.19
Year Ended December 31,
2015	1.43	0.70
2014	1.30	0.61
2013	1.25	0.54
2012	1.21	0.49
2011	1.17	0.46

(1)
As adjusted to reflect the 3:1 split effected by ITC on February 6, 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF FORTIS

        The following discussion should be read in conjunction with Fortis' consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this proxy statement/prospectus. You should read the following discussion in conjunction with the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

Overview

        Fortis is an electric and gas utility holding company, with total assets of approximately $29 billion and $28 billion as of December 31, 2015 and March 31, 2016, respectively, and $6.7 billion and $1.8 billion in revenue for the year ended December 31, 2015 and the three months ended March 31, 2016, respectively. The asset mix of Fortis is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure. The regulated utilities of Fortis serve more than three million customers across Canada, the United States and the Caribbean. In 2015 the electricity distribution systems of Fortis met a combined peak demand of 9,705 megawatts, or MW, and its gas distribution systems met a peak day demand of 1,323 terajoules, or TJ. For the three months ended March 31, 2016, the electricity distribution systems of Fortis met a combined peak demand of 8,182 MW and its gas distribution system met a peak day demand of 1,335 TJ.

        Fortis segments its utility operations by franchise area and, depending on regulatory requirements, by the nature of the assets. Fortis also holds investments in non-regulated energy infrastructure, which are treated as a separate segment. Fortis' reporting segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of Fortis. Each entity within the reporting segments operates with substantial autonomy, assumes profit and loss responsibility and is accountable for its own resource allocation. See the section entitled "Additional Information about Fortis—Business—Organizational Structure and Subsidiaries" beginning on page [•] of this proxy statement/prospectus.

Pending Merger with ITC

        On February 9, 2016, Fortis and ITC entered into an agreement and plan of merger pursuant to which Fortis will acquire ITC in a transaction valued at approximately US$11.3 billion, including assumed consolidated debt of ITC on closing, and based on the closing price for Fortis common shares and the foreign exchange rate on February 8, 2016. The pending merger with ITC is aligned with Fortis' business model and strategy. The merger represents an opportunity for Fortis to diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix. For example, upon the completion of the merger, Fortis will enter into a new business segment, the independent FERC-regulated transmission business, which will complement Fortis' existing electric and natural gas distribution businesses. ITC's FERC-regulated subsidiaries, which have substantial rate base growth and robust investment opportunities, add a new growth platform for Fortis. Further, the merger with ITC will increase Fortis' regulatory diversity and lower Fortis' overall regulatory rate risk. Meanwhile, ITC will continue as a stand-alone transmission company while benefiting from the broader Fortis platform that will support its mission to modernize electrical infrastructure in the United States. On a pro forma basis, Fortis' 2016 mid-year rate base is expected to increase by approximately $8 billion to approximately $26 billion, as a result of the merger. For the 12 months ended December 31, 2015, on a pro forma basis after giving effect to the merger, approximately 38% of Fortis' earnings from regulated utilities would have been derived from ITC's FERC-regulated operating subsidiaries, with approximately 60% of earnings from regulated utilities being derived in the United States.

        The financing of the merger has been structured to allow Fortis to maintain investment grade credit ratings and maintain its existing capital structure. Financing of the cash portion of the merger consideration will be achieved primarily through the issuance of approximately US$2 billion of Fortis debt and the sale of 19.9% of ITC to the minority investor for an aggregate consideration of US$1.228 billion in cash upon the closing of the merger. Fortis reached a definitive agreement with the minority investor in April 2016. See the section entitled "Proposal 1: The Merger—Financing for the Merger—The Minority Investment" beginning on page [•] of this proxy statement/prospectus for additional information. Upon completion of the merger, ITC will become a subsidiary of Fortis and approximately 27% of the common shares of Fortis will be held by ITC shareholders.

        Fortis has incurred and expects to incur additional significant non-recurring expenses in connection with the proposed merger, including, without limitation, financing, legal, accounting, financial advisory and regulatory filing fees. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Fortis and ITC after completion of the proposed merger and no material synergy savings are expected to result from the merger. See the section entitled "Risk Factors—Risks Relating to the Merger—Fortis and ITC will incur substantial transaction fees and costs in connection with the proposed merger" beginning on page [•] of this proxy statement/prospectus. While Fortis will incur additional legal, accounting and other expenses in connection with becoming a listed company in the United States, subject to reporting, disclosure control and other obligations under the U.S. Exchange Act, Sarbanes-Oxley, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE, certain similar expenses currently incurred by ITC are expected to decrease after the merger, as ITC will delist its shares from the NYSE and deregister its shares from the SEC in connection with the closing of the merger. Any net increase in the foregoing costs following the merger are not expected to be material to Fortis on a consolidated basis.

Key Performance Indicators

        The key performance indicators used by Fortis to measure financial operating performance are adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share. These non-GAAP financial measures provide useful information to investors and shareholders as they provide increased transparency and predictive value. Fortis also uses these measures internally to establish budgets and operational goals to manage and monitor its business, evaluate its underlying historical performance and to report its results to the Board of Directors. Fortis' management believes adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share provide a more meaningful representation of Fortis' fundamental earnings power. Adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share should not be considered as alternatives to net earnings attributable to common equity shareholders and basic earnings per common share, their most directly comparable U.S. GAAP measures, respectively. For more information regarding adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share, including a reconciliation to their most directly comparable U.S. GAAP measures, see "—Non-GAAP Financial Measures".

Factors Affecting the Results of Operations of Fortis

        The primary business of Fortis is the ownership and operation of regulated utilities. Earnings from regulated assets represented approximately 92%, 91% and 95% of Fortis' earnings from operating segments (excluding corporate and other expenses), excluding the gains on sale of non-core assets, for the years ended December 31, 2015 and 2014 and the three months ended March 31, 2016, respectively. Earnings for these regulated utilities are primarily determined under COS regulation and, in certain jurisdictions, performance-based rate-setting, or PBR, mechanisms. Generally, under COS regulation the respective regulatory authority sets customer electricity and/or gas rates to permit a reasonable opportunity for the utility to recover, on a timely basis, estimated costs of providing service to customers, including a fair rate of return on a regulatory deemed or targeted capital structure applied to an approved regulatory asset value, or the rate base. The ability of a regulated utility to recover prudently incurred costs of providing service and earn the regulator approved ROE and/or ROA, depends on the utility achieving the forecasts established in the rate-setting processes. If a historical test year is used to set customer rates, there may be regulatory lag between when costs are incurred and when they are reflected in customer rates. When PBR mechanisms are utilized in determining annual revenue requirements and resulting customer rates, a formula is generally applied that incorporates inflation and assumed productivity improvements. The use of PBR mechanisms should allow a utility a reasonable opportunity to recover prudently incurred costs and earn its allowed ROE or ROA. When future test years are used to establish revenue requirements and set base customer rates, these rates are not adjusted as a result of the actual COS being different from that which is estimated, other than for certain prescribed costs that are eligible to be deferred on the balance sheet. In addition, the regulated utilities of Fortis, where applicable, are permitted by their respective regulatory authority to flow through to customers, without markup, the cost of natural gas, fuel and/or purchased power through base customer rates and/or the use of rate stabilization and other mechanisms.

        Generally, earnings of the regulated utilities may be impacted by: (i) changes in the regulator-approved allowed ROE and/or ROA and common equity component of capital structure; (ii) changes in rate base; (iii) changes in energy sales or gas delivery volumes; (iv) changes in the number and composition of customers; (v) variances between actual expenses incurred and forecast expenses used to determine revenue requirements and set customer rates; and (vi) regulatory lag in the case of a historical test year. Fortis' interim results of operations are also impacted by the seasonal nature of electricity and gas demand in different regions, as well as the timing and recognition of regulatory decisions. Given the diversified nature of Fortis' subsidiaries, seasonality may vary. Most of the annual earnings of FortisBC Energy are realized in the first and fourth quarters. Earnings for UNS Energy's electric utilities are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment. Earnings of the regulated utilities in the United States and the Caribbean are also impacted by fluctuations in the Canadian to US dollar exchange rate.

        Corporate and Other expenses are impacted by business development and acquisition-related expenses, as well as finance charges associated with acquisitions. In addition, finance charges at the Fortis holding company level denominated in US dollars are impacted by fluctuations in the Canadian to US dollar exchange rate.

Impact of Regulation

        Regulation of Fortis' utilities significantly impacts their results of operations. Each of Fortis' utilities is subject to rate regulation by the regulatory body in its respective operating jurisdiction. Relationships with the regulatory authorities are managed at the local utility level. Commitment by Fortis' utilities to provide safe and reliable service, operational excellence and promote positive customer and regulatory relations is important to ensure supportive regulatory relationships and obtain full cost recovery and competitive returns for Fortis' shareholders. Fortis' regulatory diversity reduces overall rate regulatory risk and reduces the impact of a single regulatory decision on Fortis' consolidated results of operations. For a summary of the nature of regulation and material regulatory decisions, applications and proceedings associated with each of Fortis' regulated electric and gas utilities, see "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets—Nature of Regulation" and "—Material Regulatory Decisions, Applications and Proceedings."

        Fortis' regulated utilities employ a variety of regulatory deferral mechanisms, as approved by the applicable regulators, which create regulatory assets and liabilities consistent with U.S. GAAP, and which impact results of operations. Regulatory assets represent future revenues and/or receivables associated with certain costs incurred that will be, or are expected to be, recovered from customers in future periods. Regulatory liabilities represent future reductions or limitations of increases in revenue associated with amounts that will be, or are expected to be, refunded to customers through the rate-setting process. All amounts deferred as regulatory assets and liabilities are subject to regulatory approval. As such, the regulatory authorities could alter the amounts subject to deferral, at which time the change would be reflected in the financial statements of the regulated utilities. The final amounts approved by the regulatory authorities for deferral as regulatory assets and regulatory liabilities and the approved recovery or settlement periods may differ from those originally expected.

        Examples of regulatory assets and liabilities employed at Fortis' various regulated utilities, relate to, but are not limited to: deferred income taxes; employee future benefits; energy management costs; manufactured gas plant site-remediation costs; cost of fuel and/or purchased power; revenue decoupling mechanisms; natural gas costs; lease costs; derivative instruments; certain operating overhead costs; final mine reclamation and retiree health care costs; deferred net losses on disposal of utility capital and intangible assets; Springerville Unit 1 unamortized leasehold improvements; property tax deferrals; non-asset retirement removal cost provision; electric and gas moderator account; renewable energy surcharge liability; customer and community benefits obligation; and Alberta Electric System Operator charges deferral account.

Consolidated Results of Operations of Fortis

        The following table sets forth the results of operations of Fortis in Canadian dollars for the periods indicated:

	Three Months Ended March 31,			Year Ended December 31,
	2016	2015	% Change	2015	2014	% Change
	(in millions of Canadian dollars, except percentages)
Revenue	$1,757	$1,915	(8.3)%	$6,727	$5,401	24.6%

Expenses
Energy supply costs	692	833	(16.9)	2,561	2,197	16.6
Operating expenses	478	473	1.1	1,874	1,551	20.8
Depreciation and amortization	234	215	8.8	873	688	26.9

Operating income	353	394	(10.4)	1,419	965	47.0
Other income (expenses), net	16	17	(5.9)	197	33	497.0
Finance charges	139	134	3.7	553	547	1.1

Earnings before income taxes and discontinued operations	230	277	(17.0)	1,063	451	135.7
Income tax expense	42	57	(26.3)	223	66	237.9

Earnings from continuing operations	188	220	(14.5)	840	385	118.2
Earnings from discontinued operations, net of tax	—	—	—	—	5	(100.0)

Net earnings	$188	$220	(14.5)%	$840	$390	115.4%

Net earnings attributable to non-controlling interests	7	2	250.0	35	11	218.2
Net earnings attributable to preference equity shareholders	19	20	(5.0)	77	62	24.2
Net earnings attributable to common equity shareholders	162	198	(18.2)	$728	$317	129.7%

Consolidated Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

        Revenue.    Revenue decreased by $158 million, or 8.3%, from $1,915 million for the three months ended March 31, 2015 to $1,757 million for the three months ended March 31, 2016. The decrease was mainly due to the flow through in customer rates of lower energy supply costs at FortisBC Energy and Central Hudson, which decreased revenue by approximately $146 million, and a decrease in non-utility revenue by $53 million due to the sale of commercial real estate and hotel assets in 2015. The decrease was partially offset by approximately $58 million of favorable foreign exchange associated with the translation of US dollar-denominated revenue and contribution of $19 million from the Waneta Expansion.

        Energy Supply Costs.    Energy supply costs decreased by $141 million, or 16.9%, from $833 million for the three months ended March 31, 2015 to $692 million for the three months ended March 31, 2016. The decrease was primarily due to approximately $146 million in lower commodity costs at FortisBC Energy and Central Hudson, partially offset by $9 million in unfavorable foreign exchange associated with the translation of US dollar-denominated energy supply costs.

        Operating Expenses.    Operating expenses increased by $5 million, or 1.1%, from $473 million for the three months ended March 31, 2015 to $478 million for the three months ended March 31, 2016. The increase was mainly due to $25 million in unfavorable foreign exchange associated with the translation of US dollar-denominated operating expenses, acquisition-related expenses of approximately

$20 million ($17 million after tax) associated with the pending merger with ITC and general inflationary and employee-related cost increases. The increase was partially offset by a $44 million decrease in non-utility operating expenses due to the sale of commercial real estate and hotel assets.

        Depreciation and Amortization.    Depreciation and amortization increased by $19 million, or 8.8%, from $215 million for the three months ended March 31, 2015 to $234 million for the three months ended March 31, 2016. The increase was primarily due to $9 million in unfavorable foreign exchange associated with the translation of US dollar-denominated depreciation, continued investment in energy infrastructure at Fortis' regulated utilities and $5 million in depreciation associated with the Waneta Expansion. The increase was partially offset by lower non-utility depreciation of $6 million due to the sale of commercial real estate and hotel assets.

        Other Income (Expenses), Net.    Other income, net of expenses, decreased by $1 million, or 5.9%, from income of $17 million for the three months ended March 31, 2015 to $16 million for the three months ended March 31, 2016. The decrease was primarily due to the impact of a foreign exchange gain of $9 million recognized in the first quarter of 2015 associated with Fortis' previous US dollar denominated long-term other asset that represented the book value of its expropriated investment in Belize Electricity Limited, or Belize Electricity. The decrease was partially offset by a higher equity component of allowance for funds used during construction, or AFUDC.

        Finance Charges.    Finance charges increased by $5 million, or 3.7%, from $134 million for the three months ended March 31, 2015 to $139 million for the three months ended March 31, 2016. The increase was primarily due to $6 million in unfavorable foreign exchange associated with the translation of US-dollar denominated interest expense.

        Income Tax Expense.    Income tax expense decreased by $15 million, or 26.3%, from $57 million for the three months ended March 31, 2015 to $42 million for the three months ended March 31, 2016. The decrease in income tax expense was primarily due to lower earnings before income taxes.

Consolidated Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

        Revenue.    Revenue increased by $1,326 million, or 24.6%, from $5,401 million for the year ended December 31, 2014 to $6,727 million for the year ended December 31, 2015. The increase was primarily driven by the acquisition of UNS Energy in August 2014, which increased revenue by $1,350 million. Favorable foreign exchange of approximately $154 million associated with the translation of US dollar-denominated revenue, contribution from the Waneta Expansion of $70 million and higher base electricity rates at the Canadian Regulated Electric Utilities also contributed to the increase. The increase was partially offset by the flow through in customer rates of lower energy supply costs at FortisBC Energy, Central Hudson and the Caribbean Regulated Electric Utilities, and a decrease in non-utility revenue of $78 million due to the sale of commercial real estate and hotel assets in June 2015 and October 2015, respectively.

        Energy Supply Costs.    Energy supply costs increased by $364 million, or 16.6%, from $2,197 million for the year ended December 31, 2014 to $2,561 million for the year ended December 31, 2015. The increase was primarily due to the acquisition of UNS Energy, which increased energy supply costs by $548 million, and unfavorable foreign exchange of approximately $57 million associated with the translation of US dollar-denominated energy supply costs. The increase was partially offset by lower commodity costs at FortisBC Energy, Central Hudson and the Caribbean Regulated Electric Utilities.

        Operating Expenses.    Operating expenses increased by $323 million, or 20.8%, from $1,551 million for the year ended December 31, 2014 to $1,874 million for the year ended December 31, 2015. The increase was primarily due to the acquisition of UNS Energy, which increased operating expenses by $364 million, unfavorable foreign exchange of approximately $60 million associated with the translation of US dollar-denominated operating expenses and general inflationary and employee-related cost increases. The increase was partially offset by a decrease in non-utility operating expenses of $48 million due to the sale of commercial real estate and hotel assets, lower retirement expenses, and lower acquisition-related expenses. Operating expenses included acquisition-related expenses of $10 million ($7 million after tax) in 2015 associated with the pending merger with ITC and $58 million ($39 million after tax) in 2014 associated with the acquisition of UNS Energy.

        Depreciation and Amortization.    Depreciation and amortization increased by $185 million, or 26.9%, from $688 million for the year ended December 31, 2014 to $873 million for the year ended December 31, 2015. The increase was primarily due to the acquisition of UNS Energy, which increased depreciation and amortization by $162 million, and continued investment in energy infrastructure at Fortis' regulated utilities.

        Other Income (Expenses), Net.    Other income, net of expenses, increased by $164 million, or 497%, from $33 million for the year ended December 31, 2014 to $197 million for the year ended December 31, 2015. The increase was primarily driven by gains of $129 million and $56 million on the sale of commercial real estate and non-regulated energy infrastructure assets, respectively, in 2015. The increase was partially offset by a loss of $20 million associated with the sale of hotel assets in 2015.

        Finance Charges.    Finance charges increased by $6 million, or 1.1%, from $547 million for the year ended December 31, 2014 to $553 million for the year ended December 31, 2015. The increase was primarily due to the acquisition of UNS Energy, which increased finance charges by $64 million and additional interest expense on debt issued to complete the financing of the acquisition, and unfavorable foreign exchange associated with the translation of US dollar-denominated interest expense. The increase was partially offset by lower interest on convertible debentures. Approximately $72 million in interest expense was recognized in 2014 associated with convertible debentures issued to finance a portion of the acquisition of UNS Energy. In October 2014, the convertible debentures were substantially all converted into common shares of Fortis.

        Income Tax Expense.    Income tax expense increased by $157 million, or 237.9%, from $66 million for the year ended December 31, 2014 to $223 million for the year ended December 31, 2015. The increase was primarily due to higher earnings before income taxes, driven by the acquisition of UNS Energy and gains on the sale of commercial real estate and non-regulated energy infrastructure assets in 2015, and a higher effective income tax rate, mainly due to the combined federal and state income tax rate at UNS Energy.

Non-GAAP Financial Measures

        Fortis supplements the use of U.S. GAAP financial measures in this proxy statement/prospectus with non-GAAP financial measures, including adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share. Fortis refers to these measures as "non-GAAP financial measures" since they are not required by, or presented in accordance with, U.S. GAAP.

        Fortis defines (i) adjusted net earnings attributable to common equity shareholders as net earnings attributable to common equity shareholders and then adding or subtracting items that management believes help investors evaluate results of operations, and (ii) adjusted basic earnings per common share as adjusted net earnings attributable to common equity shareholders divided by the weighted average number of common shares outstanding. The most directly comparable U.S. GAAP measures to adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share are net earnings attributable to common equity shareholders and basic earnings per common share.

        Specifically, Fortis adjusted earnings for FERC-ordered transmission refunds recognized in the first quarter of 2016 that related to prior periods, as a result of a regulatory decision received in April 2016.

Fortis also adjusted earnings for a capital tracker revenue adjustment recognized in 2015, as a result of a regulatory decision received in 2015, that included amounts related to 2013 and 2014. Adjusting for the prior year impacts provides investors greater transparency on performance. Fortis also adjusted earnings for gains on the sale of non-core assets in 2015 and discontinued operations in 2014. Management disposed of these non-core assets to focus on the core utility operations of Fortis. Adjusting for the associated gains and discontinued operations enables investors to better evaluate the results of operations of the core utility business. Fortis also adjusted earnings for foreign exchange gains associated with the previous US dollar-denominated long-term other asset that represented the book value of its expropriated investment in Belize Electricity, since these impacts were outside of the control of management until the eventual settlement of expropriation matters in 2015. Fortis adjusted earnings for acquisition-related expenses. Fortis has grown through acquisitions and there are significant expenses incurred associated with acquisitions. Adjusting for these expenses enables investors to more clearly evaluate performance and, specifically, assess accretion as a result of the acquisitions and predict future performance.

        The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Fortis' operating results as reported under U.S. GAAP.

        Non-GAAP financial measures are not primary measurements of Fortis' performance under U.S. GAAP and should not be considered as alternatives to net earnings or any other performance measures determined in accordance with U.S. GAAP.

        The following table provides a reconciliation between net earnings attributable to common equity shareholders under U.S. GAAP and adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share for the periods indicated:

	Three Months Ended March 31,		Years Ended December 31,
	2016	2015	2015	2014
	(in millions of Canadian dollars, except common share data)
Net Earnings Attributable to Common Equity Shareholders	$162	$198	$728	$317
Adjusting Items:
UNS Energy—FERC ordered transmission refunds	11	—	—	—
FortisAlberta—Capital tracker revenue adjustment for 2013 and 2014	—	(10)	(9)	—
Non-Regulated—Energy Infrastructure—
Gain on sale of generation assets	—	—	(32)	—
Non-Utility—
Gain on sale of commercial real estate assets	—	—	(109)	—
Loss on sale of hotel assets	—	—	8	—
Earnings from discontinued operations (Griffith)	—	—	—	(5)
Corporate and Other—
Foreign exchange gain	—	(9)	(13)	(8)
Loss on settlement of expropriation matters	—	—	9	—
Interest expense on convertible debentures	—	—	—	51
Acquisition-related expenses	17	—	7	39
Adjusted Net Earnings Attributable to Common Equity Shareholders	$190	$179	$589	$394
Weighted Average Number of Common Shares Outstanding (in millions)	282.4	276.7	278.6	225.6
Adjusted Basic Earnings Per Common Share ($)	0.67	0.65	2.11	1.75

Consolidated Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

        Adjusted Net Earnings Attributable to Common Equity Shareholders.    Adjusted net earnings attributable to common equity shareholders increased by $11 million, or 6.1%, from $179 million for the three months ended March 31, 2015 to $190 million for the three months ended March 31, 2016. The increase was mainly due to: (i) contribution of $4 million from the Waneta Expansion, which came online in early April 2015, and increased production in Belize due to higher rainfall; (ii) favorable foreign exchange associated with US dollar-denominated earnings; (iii) a higher AFUDC at FortisBC Energy; and (iv) strong performance from the utilities in the Caribbean. The increase was partially offset by the timing of quarterly earnings at FortisBC Electric compared to first quarter of 2015, and higher Corporate and Other expenses.

        Adjusted Earnings Per Common Share.    Adjusted earnings per common share increased $0.02, or 3.1%, from $0.65 for the three months ended March 31, 2015 to $0.67 for the three months ended March 31, 2016. The impact of the above-noted items on adjusted net earnings attributable to common equity shareholders were partially offset by an increase in the weighted average number of common shares outstanding.

Consolidated Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

        Adjusted Net Earnings Attributable to Common Equity Shareholders.    Adjusted Net Earnings Attributable to Common Equity Shareholders increased by $195 million, or 49.5%, from $394 million for the year ended December 31, 2014 to $589 million for the year ended December 31, 2015. The increase was primarily driven by earnings contribution of $195 million at UNS Energy compared to $60 million for 2014. Earnings contribution of $22 million from the Waneta Expansion, which represents Fortis' 51% controlling ownership interest, also contributed to the increase. Performance was driven by all of Fortis' other regulated utilities, including rate base growth associated with capital expenditures and growth in the number of customers at FortisAlberta; a higher AFUDC at FortisBC Energy; and improved performance at Central Hudson under a new three-year rate order. Favorable foreign exchange impacts associated with US dollar-denominated earnings also increased earnings year over year. The increase in adjusted earnings was partially offset by higher preference share dividends and finance charges in the Corporate and Other segment, largely associated with the acquisition of UNS Energy, and lower earnings contribution from non-utility assets due to the sale of commercial real estate and hotel assets.

        Adjusted Basic Earnings Per Common Share.    Adjusted Basic Earnings Per Common Share increased by $0.36, or 20.6%, from $1.75 for the year ended December 31, 2014 to $2.11 for the year ended December 31, 2015. The increase was primarily driven by accretion associated with the acquisition of UNS Energy, after considering the finance charges associated with the acquisition and the increase in the weighted average number of common shares outstanding, and contribution from the Waneta Expansion. Performance at all of Fortis' other regulated utilities, as discussed above, and the impact of favorable foreign exchange also contributed to the increase. The increase was partially offset by an increase in Corporate expenses and lower earnings contribution from non-utility assets due to the sale of commercial real estate and hotel assets.

Results of Operations by Reporting Segment

        The following is a discussion of the financial results of Fortis' reporting segments in Canadian dollars by segment:

	Three Months Ended March 31,			Year Ended December 31,
	2016	2015	% Change	2015	2014	% Change
	(in millions of Canadian dollars, except percentages)
Regulated Electric & Gas Utilities—United States
UNS Energy
Revenue	$440	$435	1.1%	$2,034	$684	197.4%
Net Earnings Attributable to Common Equity Shareholders	12	20	(40.0)	195	60	225.0
Central Hudson
Revenue	249	292	(14.7)	880	821	7.2
Net Earnings Attributable to Common Equity Shareholders	24	22	9.1	58	37	56.8
Regulated Gas Utility—Canadian
FortisBC Energy
Revenue	406	488	(16.8)	1,295	1,435	(9.8)
Net Earnings Attributable to Common Equity Shareholders	92	88	4.5	140	127	10.2
Regulated Electric Utilities—Canadian
FortisAlberta
Revenue	142	146	(2.7)	563	518	8.7
Net Earnings Attributable to Common Equity Shareholders	31	41	(24.4)	138	103	34.0
FortisBC Electric
Revenue	104	96	8.3	360	334	7.8
Net Earnings Attributable to Common Equity Shareholders	15	23	(34.8)	50	46	8.7
Eastern Canadian
Revenue	329	322	2.2	1,033	1,008	2.5
Net Earnings Attributable to Common Equity Shareholders	18	19	(5.3)	62	60	3.3
Regulated Electric Utilities—Caribbean
Revenue	75	78	(3.8)	321	321	—
Net Earnings Attributable to Common Equity Shareholders	10	5	100.0	34	27	25.9
Non-Regulated—Energy Infrastructure
Revenue	28	7	300.0	107	38	181.6
Net Earnings Attributable to Common Equity Shareholders	11	3	266.7	77	20	285.0
Non-Regulated—Non-Utility
Revenue	—	53	(100.0)	171	249	(31.3)
Net (Loss) Earnings Attributable to Common Equity Shareholders	—	(2)	(100.0)	114	28	307.1
Corporate and Other
Revenue	2	7	(71.4)	24	31	(22.6)
Net Loss Attributable to Common Equity Shareholders	$(51)	$(21)	142.9%	$(140)	$(191)	(26.7)%

Segmented Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

Regulated Electric & Gas Utilities—United States

        Net Earnings Attributable to Common Equity Shareholders for Regulated Electric & Gas Utilities—United States were $36 million and $42 million for the three months ended March 31, 2016 and 2015, respectively, which represented approximately 18% and 19% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $11.3 billion and $10.9 billion as of March 31, 2016 and 2015, respectively, which represented approximately 42% and 42% of Fortis' total regulated assets for the same periods.

UNS Energy

        Revenue.    Revenue increased by $5 million, or 1.1%, from $435 million for the three months ended March 31, 2015 to $440 million for the three months ended March 31, 2016. The increase was primarily due to approximately $41 million of favorable foreign exchange associated with the translation of US dollar denominated revenue, an increase in lost fixed-cost recovery revenue, and higher residential and commercial retail electricity sales. The increase was partially offset by lower wholesale electricity sales and $18 million (US$13 million), or $11 million (US$8 million) after tax, in FERC ordered transmission refunds associated with late-filed transmission service agreements. For details on this regulatory order, see the section entitled "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets—Material Regulatory Decisions, Applications and Proceedings." Electricity sales decreased by 353 GWh, or 10.4%, from 3,397 GWh for the three months ended March 31, 2015 to 3,044 GWh for the three months ended March 31, 2016. The decrease in electricity sales was primarily due to lower short-term wholesale and mining retail sales, as a result of less favorable commodity prices compared to the first quarter of 2015. The majority of short term wholesale sales is flowed through to customers and has no impact on earnings. The decrease was partially offset by an increase in residential and commercial retail electricity sales due to warmer temperatures, which increased air conditioning load. Gas volumes were comparable for the three months ended March 31, 2015 and 2016.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings decreased by $8 million, or 40.0%, from $20 million for the three months ended March 31, 2015 to $12 million for the three months ended March 31, 2016. The decrease was primarily due to $11 million (US$8 million) in FERC ordered transmission refunds, as discussed above, and higher operating expenses. The decrease was partially offset by approximately $2 million of favorable foreign exchange associated with the translation of US dollar denominated earnings, an increase in lost fixed-cost recovery revenue, and higher residential and commercial retail electricity sales.

Central Hudson

        Revenue.    Revenue decreased by $43 million, or 14.7%, from $292 million for the three months ended March 31, 2015 to $249 million for the three months ended March 31, 2016. The decrease was mainly due to the recovery from customers of lower commodity costs, which were mainly due to lower wholesale prices. The decrease was partially offset by $11 million of favorable foreign exchange associated with the translation of US dollar denominated revenue and an increase in base electricity rates effective July 1, 2015. Electricity sales decreased by 160 GWh, or 11.3%, from 1,415 GWh for the three months ended March 31, 2015 to 1,255 GWh for the three months ended March 31, 2016. Gas volumes decreased by 2 petajoules, or PJ, or 18.2%, from 11 PJ for the three months ended March 31, 2015 to 9 PJ for the three months ended March 31, 2016. The decrease in electricity sales and gas volumes was primarily due to warmer temperatures. Changes in electricity sales and gas volumes at Central Hudson are subject to regulatory revenue decoupling mechanisms and, as a result, do not have a material impact on revenue and earnings.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $2 million, or 9.1%, from $22 million for the three months ended March 31, 2015 to $24 million for the three months ended March 31, 2016. The increase was primarily due to approximately $2 million of favorable foreign exchange associated with the translation of US dollar denominated earnings. The impact of an increase in base electricity rates effective July 1, 2015 was largely offset by the timing of operating expenses.

Regulated Gas Utility—Canadian

        Net Earnings Attributable to Common Equity Shareholders for Regulated Gas Utility—Canadian were $92 million and $88 million for the three months ended March 31, 2016 and 2015, respectively, which represented approximately 45% and 41% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $6.0 billion and $5.8 billion as of March 31, 2016 and 2015, respectively, which represented approximately 22% and 22% of Fortis' total regulated assets for the same periods.

FortisBC Energy

        Revenue.    Revenue decreased by $82 million, or 16.8%, from $488 million for the three months ended March 31, 2015 to $406 million for the three months ended March 31, 2016. The decrease was primarily due to a lower commodity cost of natural gas charged to customers and the timing of regulatory flow-through deferral amounts. The decrease was partially offset by higher gas volumes. Gas volumes increased by 6 PJ, or 9.7%, from 62 PJ for the three months ended March 31, 2015 to 68 PJ for the three months ended March 31, 2016. The increase in gas volumes was primarily due to higher average consumption as a result of colder temperatures.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $4 million, or 4.5%, from $88 million for the three months ended March 31, 2015 to $92 million for the three months ended March 31, 2016. The increase was primarily due to higher AFUDC and the timing of regulatory flow through deferral amounts. FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery of natural gas. As a result of the operation of regulatory deferral mechanisms, changes in consumption levels and the cost of natural gas do not materially affect earnings.

Regulated Electric Utilities—Canadian

        Net Earnings Attributable to Common Equity Shareholders for Regulated Electric Utilities—Canadian were $64 million and $83 million for the three months ended March 31, 2016 and 2015, respectively, which represented approximately 32% and 38% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $8.3 billion and $7.9 billion as of March 31, 2016 and 2015, respectively, which represented approximately 31% and 31% of Fortis' total regulated assets for the same periods.

FortisAlberta

        Revenue.    Revenue decreased by $4 million, or 2.7%, from $146 million for the three months ended March 31, 2015 to $142 million for the three months ended March 31, 2016. The decrease was primarily due to the impact of a $10 million positive capital tracker revenue adjustment recognized in the first quarter of 2015 that related to 2013 and 2014. For further details on regulatory decisions, see "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets—Material Regulatory Decisions, Applications and Proceedings." The decrease was partially offset by an increase in customer rates effective January 1, 2016 based on a combined inflation and productivity factor of 0.9%, growth in the number of customers and higher revenue related to flow through costs to customers. Energy deliveries decreased by 111 GWh, or 2.4%, from 4,667 GWh for the three months ended March 31, 2015 to 4,556 GWh for the three months ended March 31, 2016. The decrease in energy deliveries was primarily due to lower average consumption by oil and gas customers as a result of low commodity prices for oil and gas, and lower average consumption by residential and farm and irrigation customers, mainly due to warmer temperatures. The decrease was partially offset by higher energy deliveries to residential and commercial customers due to customer growth. As a significant portion of FortisAlberta's distribution revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings decreased by $10 million, or 24.4%, from $41 million for the three months ended March 31, 2015 to $31 million for the three months ended March 31, 2016. The decrease was mainly due to the $10 million positive capital tracker revenue adjustment recognized in the first quarter of 2015, as discussed above.

FortisBC Electric

        Revenue.    Revenue increased by $8 million, or 8.3%, from $96 million for the three months ended March 31, 2015 to $104 million for the three months ended March 31, 2016. The increase was primarily driven by increases in base electricity rates, electricity sales growth and surplus capacity sales. Revenue was also favorably impacted by higher contribution from non-regulated operating, maintenance and management services associated with the Waneta Expansion. Electricity sales increased by 12 GWh, or 1.4%, from 839 GWh for the three months ended March 31, 2015 to 851 GWh for the three months ended March 31, 2016. The increase in electricity sales was mainly due to higher average consumption as a result of colder temperatures.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings decreased by $8 million, or 34.8%, from $23 million for the three months ended March 31, 2015 to $15 million for the three months ended March 31, 2016. The decrease was primarily due to approximately $9 million associated with the timing of quarterly earnings compared to the first quarter of 2015, as a result of the impact of regulatory deferral mechanisms and the timing of power purchase costs in 2015. An increase in base electricity rates effective January 1, 2015 was established to recover higher power purchase costs. These costs commenced in the second quarter of 2015. As a result, net earnings were higher in the first quarter of 2015 and the timing effect reversed in the third and fourth quarters of 2015. The decrease was partially offset by higher earnings from non-regulated operating, maintenance and management services.

Eastern Canadian Electric Utilities

        Revenue.    Revenue increased by $7 million, or 2.2%, from $322 million for the three months ended March 31, 2015 to $329 million for the three months ended March 31, 2016. The increase was mainly due to the flow through in customer electricity rates of higher energy supply costs at Newfoundland Power and FortisOntario Inc., or FortisOntario, partially offset by lower electricity sales. Electricity sales decreased by 53 GWh, or 1.9%, from 2,759 GWh for the three months ended March 31, 2015 to 2,706 GWh for the three months ended March 31, 2016. The decrease in electricity sales was primarily due to lower average consumption by residential customers in Ontario and on Prince Edward Island due to warmer temperatures.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings decreased by $1 million, or 5.3%, from $19 million for the three months ended March 31, 2015 to $18 million for the three months ended March 31, 2016. The decrease was primarily due to timing differences at Newfoundland Power.

Regulated Electric Utilities—Caribbean

        Earnings for Regulated Electric Utilities—Caribbean were $10 million and $5 million for the three months ended March 31, 2016 and 2015, respectively, which represented approximately 5% and 2% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $1.2 billion and $1.2 billion as of March 31, 2016 and 2015, respectively, which represented approximately 5% and 5% of Fortis' total regulated assets for the same periods.

        Revenue.    Revenue decreased by $3 million, or 3.8%, from $78 million for the three months ended March 31, 2015 to $75 million for the three months ended March 31, 2016. The decrease was mainly due to the flow through in customer electricity rates of lower fuel costs at Caribbean Utilities. The decrease was partially offset by approximately $5 million of favorable foreign exchange associated with the translation of US dollar denominated revenue, and electricity sales growth. Electricity sales increased by 10 GWh, or 5.6%, from 180 GWh for the three months ended March 31, 2015 to 190 GWh for the three months ended March 31, 2016. The increase in electricity sales was primarily due to overall warmer temperatures, which increased air conditioning load, and growth in the number of customers as a result of increased economic activity.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $5 million, or 100%, from $5 million for the three months ended March 31, 2015 to $10 million for the three months ended March 31, 2016. The increase was due to approximately $2 million of favorable foreign exchange associated with the translation of US dollar denominated earnings, equity income from Belize Electricity, electricity sales growth, and an increase in capitalized interest at Caribbean Utilities. The increase was partially offset by higher depreciation.

Non-Regulated—Energy Infrastructure

        Revenue.    Revenue increased by $21 million, or 300%, from $7 million for the three months ended March 31, 2015 to $28 million for the three months ended March 31, 2016. The increase was primarily driven by the Waneta Expansion, which commenced production in early April 2015 and recognized revenue of $19 million for the first quarter of 2016. Increased production in Belize and favorable foreign exchange associated with the translation of US dollar-denominated revenue of approximately $1 million also contributed to the increase. Energy sales increased by 29 GWh, or 48.3%, from 60 GWh for the three months ended March 31, 2015 to 89 GWh for the three months ended March 31, 2016. The increase in energy sales was driven by the Waneta Expansion, which reported energy sales of 26 GWh for the first quarter of 2016. Increased production in Belize due to higher rainfall also contributed to the increase.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $8 million, or 266.7%, from $3 million for the three months ended March 31, 2015 to $11 million for the three months ended March 31, 2016. The increase was primarily due to earnings contribution of $4 million from the Waneta Expansion, increased production in Belize, and approximately $1 million of favorable foreign exchange associated with the translation of US dollar-denominated earnings.

Non-Regulated—Non-Utility

        The Non-Regulated—Non-Utility segment was comprised of Fortis Properties Corporation, or Fortis Properties, which completed the sale of its commercial real estate and hotel assets in June 2015 and October 2015, respectively, after which the Non-Regulated—Non-Utility segment had no further activity.

Corporate and Other

        Revenue.    Revenue decreased by $5 million, or 71.4%, from $7 million for the three months ended March 31, 2015 to $2 million for the three months ended March 31, 2016. The decrease in revenue was primarily due to lower related-party interest income, mainly due to the sale of commercial real estate and hotel assets in June 2015 and October 2015, respectively.

        Net Loss Attributable to Common Equity Shareholders.    Net Corporate and Other expenses increased by $30 million, or 142.9%, from $21 million for the three months ended March 31, 2015 to $51 million for the three months ended March 31, 2016. The increase was primarily due to the following items: (i) acquisition-related expenses of $20 million ($17 million after tax) in the first quarter of 2016 associated with the pending merger with ITC; and (ii) a foreign exchange gain of $9 million in the first quarter of 2015 associated with Fortis' previous US dollar-denominated long-term other asset that represented the book value of its expropriated investment in Belize Electricity.

        Excluding the above-noted items, Net Corporate and Other expenses were $34 million for the first quarter of 2016 compared to $30 million for the first quarter of 2015. The increase in Net Corporate and Other expenses was primarily due to lower revenue and higher operating expenses and finance charges, partially offset by other income associated with the release of provisions on the wind up of a partnership and a higher income tax recovery.

        The increase in operating expenses was mainly due to higher share-based compensation expenses, largely as a result of share price appreciation, and other general inflationary increases.

        The increase in finance charges was primarily due to the impact of no longer capitalizing interest upon the completion of the Waneta Expansion in April 2015. The impact of unfavorable foreign exchange associated with the translation of US dollar-denominated interest expense was largely offset by lower interest on Fortis' credit facilities.

Segmented Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Regulated Electric & Gas Utilities—United States

        Net Earnings Attributable to Common Equity Shareholders for Regulated Electric & Gas Utilities—United States were $253 million and $97 million for the years ended December 31, 2015 and 2014, respectively, which represented approximately 37% and 21% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $12.1 billion and $9.9 billion as of December 31, 2015 and 2014, respectively, which represented approximately 44% and 40% of Fortis' total regulated assets for the same periods.

UNS Energy

        Revenue.    Revenue increased by $1,350 million, or 197.4%, from $684 million from the date of acquisition August 15, 2014 through December 31, 2014 to $2,034 million for the year ended December 31, 2015. Revenue was US$1,588 million for the year ended December 31, 2015 compared to US$1,560 million for the year ended December 31, 2014. The increase was primarily due to the flow through to customers of higher purchased power and fuel supply costs, higher transmission revenue, and higher wholesale electricity sales. On a Canadian dollar basis, revenue was also impacted by favorable foreign exchange. Electricity sales increased by 806 GWh, or 5.5%, from 14,560 GWh for the year ended December 31, 2014 to 15,366 GWh for the year ended December 31, 2015. The increase was primarily due to higher short-term wholesale electricity sales. The majority of short-term wholesale electricity sales is flowed through to customers and has no impact on earnings. Retail sales and gas volumes remained comparable from 2014 to 2015.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $135 million, or 225.0%, from $60 million from the date of acquisition August 15, 2014 through December 31, 2014 to $195 million for the year ended December 31, 2015. Earnings were US$152 million for the year ended December 31, 2015 compared to US$144 million for the year ended December 31, 2014, excluding the impact of acquisition-related expenses. The increase was primarily due to higher transmission revenue and a decrease in interest expense due to the expiry of leasing arrangements, partially offset by higher operating expenses. On a Canadian dollar basis, earnings were also impacted by favorable foreign exchange.

Central Hudson

        Revenue.    Revenue increased by $59 million, or 7.2%, from $821 million for the year ended December 31, 2014 to $880 million for the year ended December 31, 2015. The increase was primarily driven by approximately $111 million of favorable foreign exchange associated with the translation of US dollar-denominated revenue. An increase in base electricity rates effective July 1, 2015 and the recovery from customers of previously deferred electricity costs also contributed to the increase in revenue. Additionally, revenue for the first half of 2015 was favorably impacted by energy efficiency incentives and higher gas revenue associated with a new gas delivery contract in late 2014. The increase was partially offset by the recovery from customers of lower commodity costs, which were mainly due to lower wholesale prices. Electricity sales increased by 57 GWh, or 1.1%, from 5,075 GWh for the year ended December 31, 2014 to 5,132 GWh for the year ended December 31, 2015. The increase in electricity sales was mainly due to higher average consumption as a result of warmer temperatures in the summer, which increased the use of air conditioning and other cooling equipment. Gas volumes remained comparable from 2014 to 2015.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $21 million, or 56.8%, from $37 million for the year ended December 31, 2014 to $58 million for the year ended December 31, 2015. The increase was primarily due to approximately $9 million of favorable foreign exchange associated with the translation of US dollar-denominated earnings, an increase in base electricity rates effective July 1, 2015, a new gas delivery contract implemented in late 2014, and energy efficiency incentives earned during the first half of 2015. The increase was partially offset by the impact of higher expenses during the two-year rate freeze period post acquisition, which ended on June 30, 2015.

Regulated Gas Utility—Canadian

        Net Earnings Attributable to Common Equity Shareholders for Regulated Gas Utility—Canadian were $140 million and $127 million for the years ended December 31, 2015 and 2014, respectively, which represented approximately 21% and 28% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $6.0 billion and $5.8 billion as of December 31, 2015 and 2014, respectively, which represented approximately 22% and 24% of Fortis' total regulated assets for the same periods.

FortisBC Energy

        Revenue.    Revenue decreased by $140 million, or 9.8%, from $1,435 million for the year ended December 31, 2014 to $1,295 million for the year ended December 31, 2015. The decrease was primarily due to a lower commodity cost of natural gas charged to customers and lower gas volumes. The decrease was partially offset by higher regulatory flow-through deferral amounts. Gas volumes decreased by 9 petajoules, or PJ, or 4.6%, from 195 PJ for the year ended December 31, 2014 to 186 PJ for the year ended December 31, 2015. The decrease was primarily due to lower average consumption in the first quarter as a result of warmer temperatures.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $13 million, or 10.2%, from $127 million for the year ended December 31, 2014 to $140 million for the year ended December 31, 2015. The increase was mainly due to higher AFUDC, regulatory flow-through deferral amounts and operating cost savings, net of the earnings sharing mechanism. The increase was partially offset by a decrease in the allowed ROE and equity component of capital structure as a result of the amalgamation of FortisBC Energy (Vancouver Island) Inc., or FEVI, and FortisBC Energy (Whistler) Inc., or FEWI, with FortisBC Energy Inc., or FEI, effective December 31, 2014. For further details on the amalgamation, see "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets—Material Regulatory Decisions, Applications and Proceedings."

Regulated Electric Utilities—Canadian

        Net Earnings Attributable to Common Equity Shareholders for Regulated Electric Utilities—Canadian were $250 million and $209 million for the years ended December 31, 2015 and 2014, respectively, which represented approximately 37% and 45% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $8.2 billion and $7.7 billion as of December 31, 2015 and 2014, respectively, which represented approximately 30% and 32% of Fortis' total regulated assets for the same periods.

FortisAlberta

        Revenue.    Revenue increased by $45 million, or 8.7%, from $518 million for the year ended December 31, 2014 to $563 million for the year ended December 31, 2015. The increase in revenue was primarily due to the operation of the PBR formula, including an increase in customer rates based on a combined inflation and productivity factor of 1.49%, higher capital tracker revenue, growth in the number of customers, and higher revenue related to flow-through costs to customers. Revenue was also favorably impacted by a $9 million capital tracker revenue adjustment recognized in 2015 associated with 2013 and 2014, as a result of regulatory decisions. For further details on regulatory decisions, see "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets—Material Regulatory Decisions, Applications and Proceedings." Energy deliveries decreased 240 GWh, or 1.4%, from 17,372 GWh for the year ended December 31, 2014 to 17,132 GWh for the year ended December 31, 2015. The decrease was primarily due to lower average consumption by oil and gas customers as a result of low commodity prices for oil and gas, partially offset by higher average consumption by farm and irrigation, residential and commercial customers. Lower levels of precipitation, particularly in the third quarter, and warmer temperatures had a favorable impact on energy deliveries to farm and irrigation customers. Higher energy deliveries to residential and commercial customers due to customer growth were partially offset by lower average consumption due to warmer temperatures.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $35 million, or 34.0%, from $103 million for the year ended December 31, 2014 to $138 million for the year ended December 31, 2015. The increase was primarily due to rate base growth associated with capital expenditures, growth in the number of customers, and the impact of a technical update on depreciation and amortization. Also contributing to the increase in earnings was capital tracker revenue of approximately $9 million recognized in 2015 associated with 2013 and 2014, as discussed above.

FortisBC Electric

        Revenue.    Revenue increased by $26 million, or 7.8%, from $334 million for the year ended December 31, 2014 to $360 million for the year ended December 31, 2015. The increase was primarily driven by increases in base electricity rates, mainly established to recover higher power purchase costs, and surplus capacity sales. Revenue was also favorably impacted by higher contribution from non-regulated operating, maintenance and management services associated with the Waneta Expansion. The increase was partially offset by lower electricity sales. Electricity sales decreased 63 GWh, or 2.0%, from 3,179 GWh for the year ended December 31, 2014 to 3,116 GWh for the year ended December 31, 2015. The decrease was primarily due to lower average consumption in the first and fourth quarters as a result of warmer temperatures.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $4 million, or 8.7%, from $46 million for the year ended December 31, 2014 to $50 million for the year ended December 31, 2015. The increase was primarily due to higher earnings from non-regulated operating, maintenance and management services, and rate base growth.

Eastern Canadian Electric Utilities

        Revenue.    Revenue increased by $25 million, or 2.5%, from $1,008 million for the year ended December 31, 2014 to $1,033 million for the year ended December 31, 2015. The increase was mainly due to the flow through in customer electricity rates of overall higher energy supply costs and electricity sales growth. Electricity sales increased 27 GWh, or 0.3%, from 8,376 GWh for the year ended December 31, 2014 to 8,403 GWh for the year ended December 31, 2015. The increase in electricity sales was primarily due to customer growth in Newfoundland, as well as higher average consumption in Prince Edward Island, mainly due to an increase in the number of customers using electricity for home heating. The increase was partially offset by lower electricity sales in Ontario, largely due to the loss of a commercial customer and lower average consumption by residential customers due to changes in temperatures.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $2 million, or 3.3%, from $60 million for the year ended December 31, 2014 to $62 million for the year ended December 31, 2015. The increase was primarily due to electricity sales growth and lower operating costs, mainly due to restoration efforts at Newfoundland Power following the loss of energy supply from Newfoundland Hydro and related power interruptions in January 2014, partially offset by higher depreciation expense.

Regulated Electric Utilities—Caribbean

        Net Earnings Attributable to Common Equity Shareholders.    Earnings for Regulated Electric Utilities—Caribbean were $34 million and $27 million for the years ended December 31, 2015 and 2014, respectively, which represented approximately 5% and 6% of Fortis' total regulated earnings for the same periods. Total segment assets were approximately $1.3 billion and $1.1 billion as of December 31, 2015 and 2014, respectively, which represented approximately 4% and 4% of Fortis' total regulated assets for the same periods.

        Revenue.    Revenue was $321 million for each of the years ended December 31, 2014 and 2015. Revenue was impacted by approximately $39 million of favorable foreign exchange associated with the translation of US dollar-denominated revenue, and electricity sales growth. The increase was largely offset by the flow through in customer electricity rates of lower fuel costs at Caribbean Utilities. Electricity sales increased 31 GWh, or 4.0%, from 771 GWh for the year ended December 31, 2014 to 802 GWh for the year ended December 31, 2015. The increase was primarily due to growth in the number of customers as a result of increased economic activity and overall warmer temperatures, which increased air conditioning load.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $7 million, or 25.9%, from $27 million for the year ended December 31, 2014 to $34 million for the year ended December 31, 2015. The increase was primarily due to approximately $5 million of favorable foreign exchange associated with the translation of US dollar-denominated earnings, electricity sales growth and higher capitalized interest at Caribbean Utilities. The increase was partially offset by higher depreciation. Equity income from Belize Electricity from the date of settlement in August 2015 was less than $1 million.

Non-Regulated—Energy Infrastructure

        Revenue.    Revenue increased by $69 million, or 181.6%, from $38 million for the year ended December 31, 2014 to $107 million for the year ended December 31, 2015. The increase was primarily driven by the Waneta Expansion, which commenced production in early April 2015 and recognized revenue of $70 million in 2015, and approximately $4 million of favorable foreign exchange associated with the translation of US dollar-denominated revenue. The increase was partially offset by decreased production in Belize, Upstate New York and Ontario. Energy sales increased 437 GWh, or 107.4%, from 407 GWh for the year ended December 31, 2014 to 844 GWh for the year ended December 31, 2015. The increase was primarily driven by the Waneta Expansion, which reported energy sales of 517 GWh in 2015. The increase was partially offset by decreased production in Belize due to lower rainfall and in Upstate New York and Ontario due to the sale of generation assets in mid-2015, lower rainfall, and generating units taken out of service for repairs.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $57 million, or 285.0%, from $20 million for the year ended December 31, 2014 to $77 million for the year ended December 31, 2015. The increase was primarily driven by the recognition of after-tax gains totaling approximately $32 million on the sale of generation assets in Upstate New York and Ontario in mid-2015, and earnings contribution of $22 million from the Waneta Expansion. Approximately $3 million of favorable foreign exchange associated with the translation of US dollar-denominated earnings and lower business development costs were partially offset by decreased production in Belize, Upstate New York and Ontario.

Non-Regulated—Non-Utility

        Revenue.    Revenue decreased by $78 million, or 31.3%, from $249 million for the year ended December 31, 2014 to $171 million for the year ended December 31, 2015. The decrease in revenue was primarily due to the sale of commercial real estate and hotel assets in June 2015 and October 2015, respectively.

        Net Earnings Attributable to Common Equity Shareholders.    Earnings increased by $86 million, or 307.1%, from $28 million for the year ended December 31, 2014 to $114 million for the year ended December 31, 2015. The increase was primarily driven by a net after-tax gain of approximately $101 million on the sale of commercial real estate and hotel assets. The increase was partially offset by lower earnings contribution from the commercial real estate and hotel assets as a result of the sale and $5 million in earnings in 2014 associated with Griffith Energy Services, Inc., or Griffith, from normal operations to the date of sale in March 2014.

Corporate and Other

        Revenue.    Revenue decreased by $7 million, or 22.6%, from $31 million for the year ended December 31, 2014 to $24 million for the year ended December 31, 2015. The decrease in revenue was primarily due to a decrease in related-party interest income, mainly due to the sale of commercial real estate and hotel assets in June 2015 and October 2015, respectively.

        Net Loss Attributable to Common Equity Shareholders.    Net Corporate and Other expenses decreased by $51 million, or 26.7%, from $191 million for the year ended December 31, 2014 to $140 million for the year ended December 31, 2015. Net Corporate and Other expenses were impacted by the following items: (i) a foreign exchange gain of $13 million in 2015 compared to $8 million in 2014, associated with Fortis' previous US dollar-denominated long-term other asset that represented the book value of its expropriated investment in Belize Electricity; (ii) a loss of approximately $9 million in 2015 on settlement of expropriation matters related to Fortis' investment in Belize Electricity; (iii) acquisition-related expenses of $7 million after tax in 2015 associated with the pending acquisition of ITC; (iv) finance charges of $51 million after tax in 2014 associated with the convertible debentures issued to finance a portion of the acquisition of UNS Energy; and (v) other expenses of approximately $39 million after tax in 2014 related to the acquisition of UNS Energy.

        Excluding the above-noted items, net Corporate and Other expenses were $137 million for 2015 compared to approximately $109 million for 2014. The increase in net Corporate and Other expenses was primarily due to higher preference share dividends and finance charges, and a decrease in revenue. The increase was partially offset by lower operating expenses. The increase in preference share dividends and finance charges was primarily due to the acquisition of UNS Energy. Finance charges were also impacted by no longer capitalizing interest upon completion of the Waneta Expansion and unfavorable foreign exchange associated with the translation of US dollar-denominated interest expense. The decrease in operating expenses was primarily due to lower retirement expenses. Retirement expenses of approximately $11 million after tax were recognized in 2014 compared to approximately $1 million after tax in 2015. The decrease in operating expenses was partially offset by a $2 million after tax corporate donation recognized in 2015.

Liquidity and Capital Resources

        Fortis' principal businesses of regulated electric and gas utilities require ongoing access to capital to enable the utilities to fund maintenance and expansion of infrastructure. Fortis raises debt at the subsidiary level to ensure regulatory transparency, tax efficiency and financing flexibility. Fortis generally finances a significant portion of acquisitions at the corporate level with proceeds from common share, preference share and long-term debt offerings.

        At the subsidiary level, it is expected that operating expenses and interest costs will generally be paid out of subsidiary operating cash flows, with varying levels of residual cash flows available for subsidiary capital expenditures and/or dividend payments to Fortis. Borrowings under credit facilities may be required from time to time to support seasonal working capital requirements. Cash required to complete subsidiary capital expenditure programs is also expected to be financed from a combination of borrowings under credit facilities, equity injections from Fortis and long-term debt offerings.

        To help ensure access to capital, Fortis targets a consolidated long-term capital structure containing approximately 35% common equity, 65% debt and preferred equity, as well as investment-grade credit ratings. Each of Fortis' regulated utilities maintains its own capital structure in line with the deemed capital structure reflected in each of the utility's customer rates. The regulated utilities usually issue debt at terms ranging between five and 40 years. As of December 31, 2015 and March 31, 2016, almost 90% of Fortis' consolidated long-term debt, excluding borrowings under long-term committed credit facilities, had maturities beyond five years.

        Fortis' ability to service its debt obligations and pay dividends on its common shares and preference shares is dependent on the financial results of the Fortis' utilities and the related cash payments from these subsidiaries. Fortis' regulated subsidiaries may be subject to restrictions that may limit their ability to distribute cash to Fortis. These include restrictions by certain regulators limiting the amount of annual dividends and restrictions by certain lenders limiting the amount of debt to total capitalization at the subsidiaries. In addition, there are practical limitations on using the net assets of each of Fortis' regulated operating subsidiaries to pay dividends based on management's intent to maintain the regulator-approved capital structures for each of its regulated operating subsidiaries. Management does not expect that maintaining the targeted capital structure of its regulated operating subsidiaries will have an impact on Fortis' ability to pay dividends at the current level in the foreseeable future.

        To help ensure uninterrupted access to capital and sufficient liquidity to fund capital programs and working capital requirements, Fortis and its subsidiaries have approximately $3.6 billion and $3.5 billion in credit facilities, of which approximately $2.4 billion and $2.3 billion were unused as of December 31, 2015 and March 31, 2016, respectively. Based on current credit ratings and conservative capital structures, Fortis and its regulated utilities expect to continue to have reasonable access to long-term capital throughout 2016. Depending on the timing of cash payments from the subsidiaries, borrowings under Fortis' committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends. For a discussion of Fortis' cash flow requirements associated with the pending acquisition of ITC, see the section entitled "Proposal 1: The Merger—Financing for the Merger" beginning on page [•] of this proxy statement/prospectus.

        Fortis' cash and cash equivalents were $242 million, $230 million and $232 million as of December 31, 2015 and 2014 and March 31, 2016, respectively. Fortis' ability to generate cash from its utilities depends on future operating performance which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond its and their control. Additionally, Fortis has significant financing requirements associated with the pending acquisition of ITC. See "Risk Factors" for a discussion of these and other factors which may affect Fortis' financial condition.

        Fortis and its subsidiaries were in compliance with debt covenants as of March 31, 2016 and are expected to remain compliant throughout 2016. Fortis believes its current cash and cash equivalents, operating cash flows and availability under its debt instruments and credit facilities will be sufficient to fund its operations for at least the next 12 months.

Cash Flows

        The following table contains a summary of Fortis' cash flows by activity for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014
	(in millions of Canadian dollars)
Net Cash Provided by (Used in):
Operating Activities	$483	$450	$1,673	$982
Investing Activities	(413)	(553)	(1,368)	(4,199)
Financing Activities	(66)	156	(346)	3,361

Operating Activities

        Cash flow from operating activities increased by $33 million, from $450 million for the three months ended March 31, 2015 to $483 million for the three months ended March 31, 2016. The increase was primarily due to favorable changes in long-term regulatory deferrals at FortisBC Energy. The increase was partially offset by unfavorable changes in working capital, mainly associated with accounts payable and current regulatory deferrals at FortisBC Energy and Newfoundland Power.

        Cash flow from operating activities increased by $691 million, from $982 million for the year ended December 31, 2014 to $1,673 million for the year ended December 31, 2015. The increase was primarily driven by higher cash earnings and favorable changes in working capital. The increase in cash earnings was driven by the acquisition of UNS Energy in August 2014. Earnings contribution from the Waneta Expansion and higher cash earnings at FortisAlberta also contributed to the increase. Favorable changes in working capital at FortisBC Energy and UNS Energy were partially offset by unfavorable changes at FortisAlberta.

Investing Activities

        Cash used in investing activities decreased by $140 million, from $553 million for the three months ended March 31, 2015 to $413 million for the three months ended March 31, 2016. The decrease was primarily due to lower capital spending at UNS Energy, FortisBC Energy and FortisAlberta. The decrease in capital spending at UNS Energy was mainly due to the purchase of an additional ownership interest in the Springerville Unit 1 generating facility in the first quarter of 2015 upon expiry of the lease arrangement. The decrease in capital spending at FortisBC Energy was mainly due to lower capital expenditures related to the Tilbury liquefied natural gas facility expansion, or Tilbury 1A. At FortisAlberta, the decrease was mainly due to lower Alberta Electric System Operator, or AESO, contributions and lower capital expenditures for customer growth.

        Cash used in investing activities decreased by $2,831 million, from $4,199 million for the year ended December 31, 2014 to $1,368 million for the year ended December 31, 2015. The decrease was primarily due to the acquisition of UNS Energy in August 2014 for a net cash purchase price of $2,745 million. Also contributing to the decrease were proceeds received from the sale of commercial real estate assets in June 2015 for $430 million, hotel assets in October 2015 for $365 million, and generation assets in Upstate New York in June 2015 for $77 million (US$63 million), compared to proceeds of $105 million (US$95 million) on the sale of Griffith in March 2014. The decrease was partially offset by an increase in capital expenditures of $518 million, driven by a full year contribution from UNS Energy and higher capital spending at most of Fortis' regulated utilities, partially offset by lower non-regulated capital expenditures due to the completion of the Waneta Expansion and the sale of commercial real estate and hotel assets.

Financing Activities

        Cash provided by financing activities decreased by $222 million, from $156 million provided by financing activities for the three months ended March 31, 2015 to $66 million used in financing activities for the three months ended March 31, 2016. The decrease was primarily due to lower proceeds from the issuance of long term debt, partially offset by lower repayments of long-term debt and higher net borrowings under committed credit facilities.

        Cash provided by financing activities decreased by $3,707 million, from $3,361 million for the year ended December 31, 2014 to cash used in financing activities of $346 million for the year ended December 31, 2015. The decrease was primarily due to financing associated with the acquisition of UNS Energy in August 2014 and the repayment of credit facility borrowings in 2015 using proceeds from the sale of commercial real estate and hotel assets. The acquisition of UNS Energy was financed from proceeds of $1,800 million, or $1,725 million net of issue costs, from the issue of convertible debentures, proceeds from the issuance of preference shares and credit facility borrowings. In October 2014 substantially all of the convertible debentures were converted into 58.2 million common shares of Fortis.

        Proceeds from long-term debt, net of issue costs, repayments of long-term debt and capital lease and finance obligations, and net borrowings (repayments) under committed credit facilities for the periods indicated are summarized in the following tables.

	Three Months Ended March 31,		Year Ended December 31,
Proceeds from Long-Term Debt, Net of Issue Costs	2016	2015	2015	2014
	(in millions of Canadian dollars)
UNS Energy(1)	$—	$370	$591	$—
Central Hudson(2)	—	25	25	33
FortisBC Energy(3)	—	—	150	—
FortisAlberta(4)	—	—	149	274
FortisBC Electric(5)	—	—	—	198
Newfoundland Power(6)	—	—	75	—
Caribbean Utilities(7)	—	—	—	57
Fortis Turks and Caicos(8)	—	12	12	92
Corporate(9)	—	—	—	539

Total	$—	$407	$1,002	$1,193

	Three Months Ended March 31,		Year Ended December 31,
Repayments of Long-Term Debt and Capital Lease and Finance Obligations	2016	2015	2015	2014
	(in millions of Canadian dollars)
UNS Energy(1)	$(13)	$(168)	$(449)	$—
Central Hudson(2)	—	—	—	(24)
FortisBC Energy(3)	(2)	(2)	(92)	(6)
FortisAlberta(4)	—	—	—	(200)
FortisBC Electric(5)	(25)	—	—	(140)
Newfoundland Power(6)	—	—	(6)	(35)
Caribbean Utilities(7)	—	—	(17)	(19)
Fortis Turks and Caicos(8)	—	—	(4)	(4)
Fortis Properties	—	—	(34)	(22)
Corporate(9)	—	—	—	(293)

Total	$(40)	$(170)	$(602)	$(743)

(1)
In February 2015, TEP issued 10-year US$300 million 3.05% senior unsecured notes. Net proceeds were used to repay long-term debt and credit facility borrowings and to finance capital expenditures. In April 2015, UNS Electric issued 30-year US$50 million 3.95% unsecured notes. The net proceeds were primarily used for general corporate purposes. In August 2015, UNS Electric issued 12-year US$80 million 3.22% unsecured notes and UNS Gas issued 30-year US$45 million 4.00% unsecured notes. The net proceeds were used to repay maturing long-term debt.
(2)
In March 2015, Central Hudson issued 10-year US$20 million 2.98% unsecured notes. The net proceeds were used to finance capital expenditures and for general corporate purposes. In March 2014 Central Hudson issued 10-year US$30 million unsecured notes with a floating interest rate of 3-month LIBOR plus 1%. The net proceeds were used to repay maturing long-term debt and for other general corporate purposes.
(3)
In April 2015, FortisBC Energy issued 30-year $150 million 3.38% unsecured debentures. The net proceeds were used to repay short term borrowings and for general corporate purposes.
(4)
In September 2015, FortisAlberta issued 30-year $150 million 4.27% senior unsecured debentures. The net proceeds were used to repay credit facility borrowings and for general corporate purposes. In September 2014, FortisAlberta issued $275 million senior unsecured debentures in a dual tranche of 10-year $150 million at 3.30% and 30-year $125 million at 4.11%. The net proceeds were used to repay maturing long-term debt, finance capital expenditures and for general corporate purposes.
(5)
In October 2014, FortisBC Electric issued 30-year $200 million 4.00% senior unsecured debentures. The net proceeds were used to repay long-term debt and credit facility borrowings.
(6)
In September 2015, Newfoundland Power issued 30-year $75 million 4.446% secured first mortgage sinking fund bonds. The net proceeds were used to repay credit facility borrowings and for general corporate purposes.
(7)
In November 2014, Caribbean Utilities issued a total of US$50 million unsecured notes with terms to maturity ranging from 15 to 32 years and coupon rates ranging from 3.65% to 4.53%. The net proceeds were used to finance capital expenditures.
(8)
In January 2015, Fortis Turks and Caicos issued 15-year US$10 million 4.75% unsecured notes. The net proceeds were used to finance capital expenditures and for general corporate purposes. In December 2014, Fortis Turks and Caicos issued 15-year US$80 million 4.75% unsecured notes. The net proceeds were used to repay inter-company loans with a direct subsidiary of Fortis.
(9)
In June 2014, Fortis issued US$213 million unsecured notes with terms to maturity ranging from 5 to 30 years and coupon rates ranging from 2.92% to 4.88%. The weighted average term to maturity was approximately 9 years and the weighted average coupon rate was 3.51%. Net proceeds were used to repay US dollar-denominated borrowings on Fortis' committed credit facility and for general corporate purposes. In September 2014, Fortis issued US$287 million unsecured notes with terms to maturity ranging from 7 to 30 years and coupon rates ranging from 3.64% to 5.03%. The weighted average term to maturity was approximately 12 years and the weighted average coupon rate was 4.11%. Net proceeds were used to repay long-term debt and for general corporate purposes.

	Three Months Ended March 31,		Year Ended December 31,
Net Borrowings (Repayments) Under Committed Credit Facilities	2016	2015	2015	2014
	(in millions of Canadian dollars)
UNS Energy	$46	$(87)	$(199)	$61
FortisAlberta	17	46	30	3
FortisBC Electric	—	—	—	(54)
Newfoundland Power	22	19	(47)	65
Corporate	7	3	(406)	535

Total	$92	$(19)	$(622)	$610

        Borrowings under credit facilities by the utilities are primarily in support of their respective capital expenditure programs and/or for working capital requirements. Repayments are primarily financed through the issuance of long-term debt, cash from operations and/or equity injections from Fortis. From time to time, proceeds from preference share, common share and long-term debt offerings are used to repay borrowings under Fortis' committed credit facility.

Credit Facilities

        As of December 31, 2015, Fortis and its subsidiaries had consolidated credit facilities of approximately $3.6 billion, of which approximately $2.4 billion was unused, including $570 million unused under Fortis' committed revolving corporate credit facility. As of March 31, 2016, Fortis and its subsidiaries had consolidated credit facilities of approximately $3.5 billion, of which approximately $2.3 billion was unused, including $590 million unused under Fortis' committed revolving corporate credit facility. The credit facilities are syndicated mostly with the seven largest Canadian banks, as well as large banks in the United States, with no one bank holding more than 20% of these facilities. Approximately $3.3 billion of the total credit facilities are committed facilities with maturities ranging from 2016 through 2020. The credit facilities table below does not include the Merger Credit Facilities. For additional information regarding the Merger Credit Facilities, see the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities".

The following table summarizes the credit facilities of Fortis and its subsidiaries:

	As of March 31, 2016			As of December 31, 2015
Credit Facilities	Regulated Utilities	Corporate and Other	Total	Regulated Utilities	Corporate and Other	Total
	(in millions of Canadian dollars)
Total credit facilities(1)	$2,161	$1,324	$3,485	$2,211	$1,354	$3,565
Credit facilities utilized:
Short-term borrowings	(477)	—	(477)	(511)	—	(511)
Long-term debt (including current portion)(2)	(110)	(499)	(609)	(71)	(480)	(551)
Letters of credit outstanding	(69)	(36)	(105)	(68)	(36)	(104)

Credit facilities unused	$1,505	$789	$2,294	$1,561	$838	$2,399

(1)
Total credit facilities exclude a $300 million option to increase Fortis' committed corporate credit facility, as discussed below.
(2)
As of December 31, 2015, credit facility borrowings classified as long-term debt included $71 million in current installments of long-term debt on the consolidated balance sheet. As of March 31, 2016, credit facility borrowings classified as long-term debt included $110 million in current installments of long-term debt on the consolidated balance sheet.

        As of March 31, 2016 and December 31, 2015, certain borrowings under Fortis' and its subsidiaries' long-term committed credit facilities were classified as long-term debt. It is management's intention to refinance these borrowings with long-term permanent financing during future periods.

Regulated Utilities

        UNS Energy has a total of US$350 million ($484 million) in unsecured committed revolving credit facilities maturing in October 2020, with the option of two one-year extensions.

        Central Hudson has a US$200 million ($277 million) unsecured committed revolving credit facility, maturing in October 2020, that is utilized to finance capital expenditures and for general corporate purposes. Central Hudson also has an uncommitted credit facility totaling US$25 million ($34 million).

        FEI has a $700 million unsecured committed revolving credit facility, maturing in August 2018, that is utilized to finance working capital requirements, capital expenditures and for general corporate purposes.

        FortisAlberta has a $250 million unsecured committed revolving credit facility, maturing in August 2020, that is utilized to finance capital expenditures and for general corporate purposes.

        FortisBC Electric has a $150 million unsecured committed revolving credit facility, maturing in May 2018. This facility is utilized to finance capital expenditures and for general corporate purposes. FortisBC Electric also has a $10 million unsecured demand overdraft facility. In April 2016, FortisBC Electric amended its $150 million unsecured committed revolving credit facility, extending the maturity date to May 2019.

        Newfoundland Power has a $100 million unsecured committed revolving credit facility, maturing in August 2019, and a $20 million demand credit facility. Maritime Electric has a $50 million unsecured committed revolving credit facility, maturing in February 2019, and a $5 million unsecured demand credit facility. FortisOntario has a $30 million unsecured committed revolving credit facility, maturing in June 2016.

        Caribbean Utilities has unsecured credit facilities totaling approximately US$47 million ($65 million). Fortis Turks and Caicos has short-term unsecured demand credit facilities of US$26 million ($36 million), maturing in September 2016.

Corporate and Other

        Fortis has a $1 billion unsecured committed revolving credit facility, maturing in July 2020, that is available for general corporate purposes. In April 2016, Fortis amended the $1 billion unsecured committed revolving credit facility, extending the maturity date to July 2021. Fortis has the ability to increase this facility to $1.3 billion. As of March 31, 2016, Fortis has not yet exercised its option for the additional $300 million. Fortis also has a $35 million letter of credit facility, maturing in January 2017.

        UNS Energy Corporation has a US$150 million ($208 million) unsecured committed revolving credit facility, maturing in October 2020, with the option of two one-year extensions.

        CH Energy Group has a US$50 million ($69 million) unsecured committed revolving credit facility, maturing in July 2020, that can be utilized for general corporate purposes.

        FHI has a $30 million unsecured committed revolving credit facility, maturing in April 2018, that is available for general corporate purposes. In April 2016, FHI amended its unsecured committed revolving credit facility resulting in an increase in the facility to $50 million and an extension of the maturity date to April 2019.

Cash Flow Requirements

        In April 2015, FortisBC Energy filed a short-form base shelf prospectus to establish a Medium-Term Note Debenture Program, under which FortisBC Energy may issue debentures in an aggregate principal amount of up to $1 billion during the 25-month life of the shelf prospectus. In April 2015, FortisBC Energy issued 30-year $150 million 3.38% unsecured debentures under the base shelf prospectus. In April 2016, FortisBC Energy issued $300 million of unsecured debentures in a dual tranche of 10-year $150 million at 2.58% and 30-year $150 million at 3.67% under the base shelf prospectus. The net proceeds will be used to repay credit facility borrowings and finance its capital expenditure program.

        In May 2015, Caribbean Utilities completed a rights offering in which it raised gross proceeds of US$32 million through the issue of 2.9 million common shares. Fortis invested US$23 million in approximately 2.2 million common shares of Caribbean Utilities. The net proceeds from the rights offering were used by Caribbean Utilities to finance capital expenditures.

        In June 2015, Fortis injected US$180 million of equity into TEP. Proceeds were used to repay credit facility borrowings in June 2015 and the balance was used to redeem bonds in August 2015 and provide additional liquidity to TEP. This equity injection fulfilled one of the commitments made by Fortis in order to receive regulatory approval for the acquisition of UNS Energy, and increased TEP's common equity component of capital structure to almost 50%, which is comparable with other regulated utilities in Arizona.

        In October 2015, FortisAlberta filed a short-form base shelf prospectus to establish a Medium-Term Note Debenture Program, under which FortisAlberta may issue debentures in an aggregate principal amount of up to $500 million during the 25-month life of the shelf prospectus.

Contractual Obligations

        Fortis' consolidated contractual obligations with external third parties in each of the next five years and for periods thereafter, as of December 31, 2015, are outlined in the following table.

Contractual Obligations	Total	Due within 1 year	Due in year 2	Due in year 3	Due in year 4	Due in year 5	Due after 5 years
	(in millions of Canadian dollars)
Long-term debt	$11,240	$384	$71	$283	$239	$857	$9,406
Interest obligations on long-term debt	9,435	536	512	507	495	488	6,897
Capital lease and finance obligations(1)	2,478	72	74	93	77	75	2,087
Renewable power purchase obligations(2)	1,589	93	93	92	92	92	1,127
Gas purchase obligations(3)	1,449	366	253	222	153	131	324
Power purchase obligations(4)	1,440	281	209	180	102	36	632
Long-term contracts—UNS Energy(5)	1,057	146	141	105	102	82	481
Capital cost(6)	488	19	19	19	19	19	393
Operating lease obligations(7)	181	12	11	11	11	8	128
Renewable energy credit purchase agreements(8)	162	13	13	13	13	13	97
Purchase of Springerville Common Facilities(9)	147	—	53	—	—	—	94
Employee future benefits funding contributions	139	49	12	8	9	9	52
Waneta Partnership promissory note	72	—	—	—	—	72	—
Joint-use asset and shared service agreements	53	3	3	3	3	3	38
Other(10)	71	15	12	16	3	—	25

Total	$30,001	$1,989	$1,476	$1,552	$1,318	$1,885	$21,781

(1)
Includes principal payments, imputed interest and executory costs, mainly related to FortisBC Electric's capital lease obligations.
(2)
TEP and UNS Electric are party to 20-year long-term renewable power purchase agreements, or PPAs, totaling approximately US$1,148 million as of December 31, 2015, which require TEP and UNS Electric to purchase 100% of the output of certain renewable energy generating facilities that have achieved commercial operation. While TEP and UNS Electric are not required to make payments under these contracts if power is not delivered, the table above includes estimated future payments based on expected power deliveries. These agreements have various expiry dates through 2035. TEP has entered into additional long-term renewable PPAs to comply with renewable energy standards of the state of Arizona; however, TEP's obligation to purchase power under these agreements does not begin until the facilities are operational. In February 2016 one of the generating facilities achieved commercial operation, increasing estimated future payments of renewable PPAs by US$58 million, which is not included in the table above.
(3)
Certain of Fortis' subsidiaries, mainly FortisBC Energy and Central Hudson, enter into contracts for the purchase of gas, gas transportation and storage services. FortisBC Energy's gas purchase obligations are based on gas commodity indices that vary with market prices and the obligations are based on index prices as of December 31, 2015. At Central Hudson, the obligations are based on tariff rates, negotiated rates and market prices as of December 31, 2015.
(4)
Power purchase obligations include various power purchase contracts held by certain of Fortis' subsidiaries, as described below.

  FortisBC Energy

          In March 2015 FortisBC Energy entered into an Electricity Supply Agreement with British Columbia Hydro and Power Authority, or BC Hydro, for the purchase of electricity supply to the Tilbury Expansion Project, with purchase obligations totaling $513 million as of December 31, 2015.

  FortisBC Electric

          Power purchase obligations for FortisBC Electric, totaling $292 million as of December 31, 2015, mainly include a PPA with BC Hydro to purchase up to 200 MW of capacity and 1,752 GWh of associated energy annually for a 20-year term, as approved by the BCUC. The capacity and energy to be purchased under this agreement do not relate to a specific plant.

          In addition, in November 2011 FortisBC Electric executed the Waneta Expansion Capacity Agreement, or WECA, allowing FortisBC Electric to purchase 234 MW of capacity for 40 years, effective April 2015, as approved by the BCUC. Amounts associated with the WECA have not been included in the Contractual Obligations table as they are to be paid by FortisBC Electric to a related party and such a related-party transaction would be eliminated upon consolidation with Fortis.

  FortisOntario

          Power purchase obligations for FortisOntario, totaling $208 million as of December 31, 2015, primarily include two long-term take-or-pay contracts between Cornwall Street Railway, Light and Power Company, Limited, or Cornwall Electric, and Hydro-Quebec Energy Marketing for the supply of electricity and capacity, both expiring in December 2019. The first contract provides approximately 237 GWh of energy per year and up to 45 MW of capacity at any one time. The second contract provides 100 MW of capacity and provides a minimum of 300 GWh of electricity per contract year.

  Maritime Electric

          Power purchase obligations for Maritime Electric, totaling $194 million as of December 31, 2015, primarily include two take-or-pay contracts for the purchase of either capacity or energy, expiring in February 2019 and November 2032, as well as an Energy Purchase Agreement with New Brunswick Power Corporation, or NB Power, expiring in February 2019.

  Central Hudson

          Central Hudson's power purchase obligations totaled US$124 million as of December 31, 2015. In June 2014 Central Hudson entered into a contract to purchase available installed capacity from the Danskammer Generating Facility from October 2014 through August 2018 with approximately US$76 million in purchase commitments remaining as of December 31, 2015. During 2015, Central Hudson entered into agreements to purchase electricity on a unit-contingent basis at defined prices during peak load periods from June 2015 through August 2016, replacing existing contracts which expired in March 2015.

(5)
UNS Energy has entered into various long-term contracts for the purchase and delivery of coal to fuel its generating facilities, the purchase of gas transportation services to meet its load requirements, and the purchase of transmission services for purchased power, with obligations totaling US$440 million, US$261 million and US$63 million, respectively, as of December 31, 2015. Amounts paid under contracts for the purchase and delivery of coal depend on actual quantities purchased and delivered. Certain of these contracts also have price adjustment clauses that will affect future costs under the contracts. As a result of the restructuring of the ownership of the San Juan generating station in January 2016, a new coal supply agreement came into effect under which TEP's minimum purchase obligations are US$137 million, which is not included in the previous table.
(6)
Maritime Electric has entitlement to approximately 4.55% of the output from NB Power's Point Lepreau nuclear generating station for the life of the unit. As part of its entitlement, Maritime Electric is required to pay its share of the capital and operating costs of the unit.
(7)
Operating lease obligations include certain office, warehouse, natural gas transmission and distribution asset, rail car, land easement and rights-of-way, and vehicle and equipment leases.

(8)
UNS Energy is party to renewable energy credit purchase agreements, totaling approximately US$117 million as of December 31, 2015, to purchase the environmental attributions from retail customers with solar installations. Payments for the renewable energy credit purchase agreements are paid in contractually agreed-upon intervals based on metered renewable energy production.
(9)
UNS Energy has entered into a commitment to exercise its fixed-price purchase provision to purchase an undivided 50% leased interest in the Springerville Common Facilities if the lease is not renewed, for a purchase price of US$106 million, with one facility to be acquired in 2017 and the remaining two facilities to be acquired in 2021.
(10)
Other contractual obligations include various other commitments entered into by Fortis and its subsidiaries, including Performance Share Unit, Restricted Share Unit and Directors' Deferred Share Unit Plan obligations and asset retirement obligations.

Other Contractual Obligations

Capital Expenditures

        Fortis' regulated utilities are obligated to provide service to customers within their respective service territories. The regulated utilities' capital expenditures are largely driven by the need to ensure continued and enhanced performance, reliability and safety of the electricity and gas systems and to meet customer growth. Fortis' consolidated capital expenditure program, including capital spending at its non-regulated operations, is forecast to be approximately $1.9 billion for 2016. Over the five years 2016 through 2020, Fortis' consolidated capital expenditure program is expected to be approximately $9 billion, which has not been included in the Contractual Obligations table.

Other

        CH Energy Group is party to an investment to develop, own and operate electric transmission projects in the state of New York. In December 2014, an application was filed with FERC, for the recovery of the cost of and return on five high-voltage transmission projects totaling US$1.7 billion, of which CH Energy Group's maximum commitment is US$182 million. CH Energy Group issued a parental guarantee to assure the payment of the maximum commitment of US$182 million. As of December 31, 2015, no payment obligation is expected under this guarantee.

        FortisBC Energy issued commitment letters to customers, totaling $33 million as of December 31, 2015, to provide Energy Efficiency and Conservation, or EEC, funding under the EEC program approved by the BCUC.

        Caribbean Utilities is party to primary and secondary fuel supply contracts and is committed to purchasing approximately 60% and 40%, respectively, of Caribbean Utilities' diesel fuel requirements under the contracts for the operation of its diesel-powered generating plant. The approximate combined quantity under the contracts for 2016 is 20 million imperial gallons. Fortis Turks and Caicos has a renewable contract with a major supplier for all of its diesel fuel requirements associated with the generation of electricity. The approximate fuel requirements under this contract are 12 million imperial gallons per annum.

        Fortis' long-term regulatory liabilities of $1,340 million as of December 31, 2015 have been excluded from the Contractual Obligations table, as the final timing of settlement of many of the liabilities is subject to further regulatory determination or the settlement periods are not currently known. See Note 8 to Fortis' 2015 audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Capital Expenditures

        Consolidated capital expenditures, before customer contributions, were approximately $2.2 billion, $1.7 billion and $426 million in 2015, 2014 and the three months ended March 31, 2016, respectively.

Capital Expenditure Program

        Capital investment in energy infrastructure is required to ensure continued and enhanced performance, reliability and safety of the electricity and gas systems, and to meet customer growth. All costs considered to be maintenance and repairs are expensed as incurred. Costs related to replacements, upgrades and betterments of capital assets are capitalized as incurred. Approximately $276 million in maintenance and repairs was expensed in 2015 compared to approximately $203 million in 2014. The increase was largely due to a full year of expense for UNS Energy in 2015.

        A breakdown of gross consolidated capital expenditures by segment for the three months ended March 31, 2016 and by segment and asset category for the year ended December 31, 2015 is provided in the following table.

	Gross Consolidated Capital Expenditures for the Three Months Ended March 31, 2016(1)
	Regulated Utilities								Non-Regulated
	UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Eastern Canadian	Caribbean Electric	Total Regulated Utilities	Energy Infrastructure	Non- Utility(2)	Total
	(in millions of Canadian dollars)
Total	$120	$58	$87	$79	$19	$28	$22	$413	$11	$2	$426

	Gross Consolidated Capital Expenditures for the Year Ended December 31, 2015(1)
	Regulated Utilities								Non-Regulated
	UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Eastern Canadian	Caribbean Electric	Total Regulated Utilities	Energy Infrastructure	Non- Utility(2)	Total
	(in millions of Canadian dollars)
Generation	$321	$1	$—	$—	$3	$9	$107	$441	$38	$—	$479
Transmission	131	37	57	—	19	23	2	269	—	—	269
Distribution	135	102	134	358	38	121	16	904	—	—	904
Facilities, equipment, vehicles and other(3)	39	27	254	73	35	14	9	451	—	28	479
Information technology	43	14	15	21	8	8	3	112	—	—	112

Total	$669	$181	$460	$452	$103	$175	$137	$2,177	$38	$28	$2,243

(1)
Represents cash payments to construct utility capital assets, non-utility capital assets and intangible assets, as reflected on the consolidated statement of cash flows. Excludes the non-cash equity component of AFUDC.
(2)
Includes capital expenditures of approximately $14 million at FortisBC Alternative Energy Services Inc., or FAES, which is reported in the Corporate and Other segment.
(3)
Includes capital expenditures associated with the Tilbury Expansion at FortisBC Energy and Alberta Electric System Operator, or AESO, transmission related capital expenditures at FortisAlberta.

        Planned capital expenditures are based on detailed forecasts of energy demand, weather, cost of labor and materials, as well as other factors, including economic conditions and foreign exchange rates, which could change and cause actual expenditures to differ from those forecast. Gross consolidated capital expenditures of $2,243 million for 2015 were $91 million higher than $2,152 million forecast for 2015. The increase was primarily driven by higher capital spending at FortisBC Energy primarily due to the timing of payments associated with the Tilbury Expansion and at FortisAlberta primarily due to the purchase of two REAs for approximately $21 million in 2015, and due to the impact of foreign exchange associated with the translation of US dollar-denominated capital expenditures. The increase was partially offset by lower-than-forecast capital spending at the Waneta Expansion, due to the timing of payments, and at FAES.

        Gross consolidated capital expenditures for 2016 are expected to be approximately $1.9 billion. A breakdown of forecast gross consolidated capital expenditures by segment and asset category for 2016 is provided in the following table.

Forecast Gross Consolidated Capital Expenditures(1)

	Year Ending December 31, 2016
	Regulated Utilities								Non-Regulated
	UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Eastern Canadian	Caribbean Electric	Total Regulated Utilities	Energy Infrastructure	Non- Utility(2)	Total
	(in millions of Canadian dollars)
Generation	162	2	—	—	2	24	73	263	15	—	278
Transmission	66	30	84	—	21	19	6	226	—	—	226
Distribution	168	142	129	311	29	110	23	912	—	—	912
Facilities, equipment, vehicles and other(3)	40	25	118	109	16	9	20	337	—	3	340
Information technology	49	29	18	21	11	12	5	145	—	—	145

Total	485	228	349	441	79	174	127	1,883	15	3	1,901

(1)
Represents forecast cash payments to construct utility capital assets and intangible assets, as would be reflected on the consolidated statement of cash flows. Excludes the non-cash equity component of AFUDC. Forecast capital expenditures for 2016 are based on a forecast exchange rate of US$1.00=C$1.38.
(2)
Includes forecast capital expenditures of approximately $3 million at FAES, which is reported in the Corporate and Other segment.
(3)
Includes forecast capital expenditures associated with the Tilbury Expansion at FortisBC Energy and AESO transmission-related capital expenditures at FortisAlberta.

        There have been no material changes in the overall expected level, nature and timing of Fortis' significant capital projects from those included in the table above, with the exception of those noted below for FortisAlberta and UNS Energy. Capital expenditures at FortisAlberta are expected to be lower than the original forecast of $441 million, primarily due to lower AESO contributions and as a result of the current economic downturn in Alberta. Capital expenditures for 2016 at UNS Energy are expected to be higher than the original forecast, primarily due to a settlement agreement with third-party owners of Springerville Unit 1 to purchase the third party owners' 50.5% undivided interest in Springerville Unit 1 for US$85 million. The purchase is expected to close in the second quarter of 2016. For a discussion of the nature of the Springerville Unit 1 litigation, see "Additional Information about Fortis—Business—Legal Proceedings" beginning on page [•] of this proxy statement/prospectus.

        The percentage breakdown of 2015 actual and 2016 forecast gross consolidated capital expenditures among growth, sustaining and other is as follows.

Gross Consolidated Capital Expenditures	Actual 2015	Forecast 2016
	(%)
Growth(1)	40	36
Sustaining(2)	44	48
Other(3)	16	16

Total	100	100

(1)
Includes capital expenditures associated with the Tilbury Expansion at FortisBC Energy and AESO transmission-related capital expenditures at FortisAlberta.
(2)
Capital expenditures required to ensure continued and enhanced performance, reliability and safety of generation and transmission and distribution assets.
(3)
Relates to facilities, equipment, vehicles, information technology systems and other assets.

        Over the five-year period 2016 through 2020, excluding the pending acquisition of ITC, gross consolidated capital expenditures are expected to be approximately $9 billion. The approximate breakdown of the capital spending expected to be incurred is as follows: 39% at Regulated Electric & Gas Utilities in the United States; 37% at Canadian Regulated Electric Utilities, driven by FortisAlberta; 18% at Canadian Regulated Gas Utility; 5% at Caribbean Regulated Electric Utilities;

and the remaining 1% at non-regulated operations. Capital expenditures at the regulated utilities are subject to regulatory approval. Over the five-year period, on average annually, the approximate breakdown of the total capital spending to be incurred is as follows: 35% to meet customer growth; 50% to ensure continued and enhanced performance, reliability and safety of generation and transmission and distribution assets, i.e., sustaining capital expenditures; and 15% for facilities, equipment, vehicles, information technology and other assets.

        Actual 2015 and forecast 2016 midyear rate base for Fortis' regulated utilities and the Waneta Expansion is provided in the following table.

Midyear Rate Base	Actual 2015	Forecast 2016
	(in billions of Canadian dollars)
UNS Energy(1)	4.1	4.8
Central Hudson(1)	1.4	1.6
FortisBC Energy	3.7	3.7
FortisAlberta	2.7	3.0
FortisBC Electric	1.3	1.3
Eastern Canadian Electric Utilities	1.6	1.7
Regulated Electric Utilities—Caribbean(1)	0.8	0.9
Waneta Expansion	0.8	0.8

Total	16.4	17.8

(1)
Actual midyear rate base for 2015 is based on the actual average exchange rate of US$1.00=C$1.28 and forecast midyear rate base for 2016 is based on a forecast exchange rate of US$1.00=C$1.38.

        The most significant capital projects that are included in Fortis' base consolidated capital expenditures for 2015 and 2016 are summarized in the table below.

Significant Capital Projects(1)

Company	Nature of Project	Pre-2015	Actual 2015	Forecast 2016	Forecast 2017 - 2020	Expected Year of Completion
		(in millions of Canadian dollars)
UNS Energy(2)	Interest in Springerville Unit 1	23	57	—	—	2015
	Springerville Coal Handling Facilities Lease Buyout	—	91	—	—	2015
	Pinal Transmission Project	9	84	—	—	2015
	Residential Solar Program	—	1	22	90	Ongoing
Central Hudson(2)	Gas Main Replacement Program	7	19	29	135	Post-2020
FortisBC Energy	Tilbury LNG Facility Expansion(3)	145	181	105	15	2016
	Lower Mainland System Upgrade	4	11	50	362	2018
FortisAlberta	Pole-Management Program	159	41	42	94	Post-2020
Caribbean Utilities(2)	Generation Expansion	12	61	35	—	2016
Waneta Partnership	Waneta Expansion(4)	679	36	13	97	2015

(1)
Represents utility capital asset and intangible asset expenditures, including both the capitalized interest and equity components of AFUDC, where applicable.
(2)
Forecast capital expenditures are based on a forecast exchange rate of US$1.00=C$1.38 for 2016 through 2020.

(3)
Total project investment as of December 31, 2014 and 2015 includes approximately $43 million and $11 million, respectively, in non-cash capital accruals.
(4)
Includes the $72 million payment expected to be made in 2020 and excludes forecast capitalized interest of the minority partners, Columbia Power Corporation and Columbia Basin Trust, or CPC/CBT, in the Waneta Partnership Limited Partnership, or the Waneta Partnership.

        UNS Energy completed three significant capital investments in 2015. In January 2015, upon expiration of the Springerville Unit 1 lease, UNS Energy purchased an additional ownership interest in Springerville Unit 1 for US$46 million. This purchase increased the ownership interest to 49.5%. Additionally, upon expiration of the Springerville Coal Handling Facilities lease in April 2015, UNS Energy purchased an ownership interest in the coal-handling assets for US$72 million. The Pinal Transmission Project at UNS Energy was also completed in 2015 at a total project cost of US$79 million. The project consisted of the construction of a 500-kilovolt, or kV, transmission line in Pinal County that will increase UNS Energy's import capacity from Gila River Unit 3 and the Palo Verde trading hub.

        The Residential Solar Program at UNS Energy is a partnership with local solar companies for UNS Energy to own and install rooftop solar systems for residential customers. The total capital cost of the program through 2020 is expected to be approximately US$82 million, with approximately US$16 million expected to be spent in 2016.

        The Gas Main Replacement Program at Central Hudson is a 15-year replacement program to eliminate and replace leakage-prone pipes throughout the gas distribution system. The proposed replacement program increases the rate of annual expenditures on pipe replacements to approximately US$20 million to expedite the replacement plan. Approximately US$15 million was spent on this program in 2015 and an additional US$21 million is expected to be spent in 2016. The majority of spending is expected post 2020.

        FortisBC Energy's ongoing Tilbury LNG Facility Expansion, at an estimated total project cost of $440 million, will include a second LNG tank and a new liquefier, both to be in service around the end of 2016. FortisBC Energy received an Order in Council from the Government of British Columbia exempting the Tilbury LNG Facility project from further regulatory review. Key construction activities in 2015 were focused on construction of the storage tank and liquefaction process areas. Total project costs to the end of 2015 were approximately $326 million, and to the end of the first quarter of 2016 were $352 million.

        The Lower Mainland System Upgrade project at FortisBC Energy is in place to address system capacity and pipeline condition issues for the gas supply system in the Lower Mainland area of British Columbia. The project will be completed in two phases: (i) the Lower Mainland Intermediate Pressure System Upgrade project phase, which is focused on addressing pipeline condition issues; and (ii) the Coastal Transmission System phase, which is intended to increase security of supply by reducing the number of single points of failure. The project has an estimated capital cost of $427 million, with approximately $50 million forecast to be spent in 2016, and is expected to be completed in 2018. The BCUC approved the application to replace certain sections of intermediate pressure pipeline segments within the Greater Vancouver area in October 2015. The Coastal Transmission System phase was approved by a Special Direction by the Government of British Columbia in 2014 and will not be subject to further regulatory review.

        During 2015 FortisAlberta continued with the replacement of vintage poles under its Pole-Management Program to extend the service life of existing poles and to replace poles when deterioration is beyond repair. The total capital cost of the program through 2020 is expected to be approximately $336 million. Approximately $41 million was spent on this program in 2015, for a total of $200 million spent to date.

        Caribbean Utilities was the successful bidder for new generation capacity and entered into a design-build contract agreement to cover the purchase and turnkey installation of two 18.5-MW diesel-

generating units, one 2.7-MW waste heat recovery steam turbine and associated auxiliary equipment. Approximately US$48 million was spent on the project in 2015, with approximately US$25 million forecast to be spent in 2016. Approximately US$62 million was invested in the project to the end of the first quarter of 2016. The project cost is estimated to be US$85 million and the plant is expected to be commissioned in mid-2016.

        Construction of the $900 million, 335-MW Waneta Expansion was completed on April 1, 2015, ahead of schedule and on budget. Construction of the Waneta Expansion, which is adjacent to the Waneta Dam and powerhouse facilities on the Pend d'Oreille River, south of Trail, British Columbia, commenced late in 2010. The expansion added a second powerhouse, immediately downstream of the Waneta Dam on the Pend d'Oreille River, which shares the existing hydraulic head and generates clean, renewable, cost-effective power from water that would otherwise be spilled. The project also included construction of a 10-kilometre, 230-kV transmission line. On April 2, 2015, the Waneta Expansion began generating power, all of which is being sold to BC Hydro and FortisBC Electric under 40-year contracts. Fortis owns a 51% interest in the Waneta Partnership and operates and maintains the non-regulated investment. The capital cost of the Waneta Expansion, as reported in the Significant Capital Projects table, includes capitalized interest by Fortis during construction, as well as other eligible capitalized expenses, and a $72 million payment expected to be made in 2020 related to accrued development costs previously incurred by CPC/CBT. The table excludes approximately $50 million of forecast capitalized interest of the minority partners in the Waneta Partnership.

Off-Balance Sheet Arrangements

        With the exception of letters of credit outstanding of $104 million and $105 million as of December 31, 2015 and March 31, 2016, respectively, Fortis had no off-balance sheet arrangements that are reasonably likely to materially affect liquidity or the availability of, or requirements for, capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        Generally, allowed ROEs for regulated utilities in North America are exposed to changes in long-term interest rates. Such rates affect allowed ROEs directly when they are applied in formulaic ROE automatic adjustment mechanisms or indirectly through a regulatory process of what constitutes an appropriate rate of return on investment, which may consider the general level of interest rates as a factor for setting allowed ROEs. Uncertainty exists regarding the duration of the current environment of low interest rates and the effect it may have on allowed ROEs of Fortis' regulated utilities. If interest rates continue to remain at historically low levels, allowed ROEs could decrease. The continuation of a low interest rate environment could adversely affect Fortis' ability to earn a reasonable ROE, which could have a negative effect on the financial condition and results of operations of Fortis' regulated utilities. Also, if interest rates begin to climb, regulatory lag may cause a delay in any resulting increase in cost of capital and the regulatory allowed ROEs.

        Fortis and its subsidiaries may also be exposed to interest rate risk associated with borrowings under variable-rate credit facilities, variable-rate long-term debt and refinancing of long-term debt. Central Hudson, FortisBC Energy and FortisBC Electric, however, have regulatory approval to defer any increase or decrease in interest expense resulting from fluctuations in interest rates associated with variable-rate credit facilities for recovery from, or refund to, customers in future rates. There can be no assurance that such deferral mechanisms will exist in the future, as they are dependent on future regulatory decisions. UNS Energy and Central Hudson use interest rate swaps and interest rate caps on variable-rate long-term debt to reduce risk associated with interest rates, as permitted by the regulators. At Fortis' other regulated utilities, if the timing of issuance of, and the interest rates on, long-term debt are different from those forecast and approved in customer rates, the additional or lower interest costs incurred on the new long-term debt are not recovered from, or refunded to, customers in rates during the period that was covered by the approved customer rates. An inability to flow through interest costs to customers could have a material adverse effect on the results of operations and financial position of the utilities.

        The following table outlines the nature of Fortis' consolidated total debt as of December 31, 2015.

Total Debt	As of December 31, 2015
(in millions of Canadian dollars)
Short-term borrowings	$511
Utilized variable-rate credit facilities classified as long term	551
Variable-rate long-term debt (including current portion)	333
Fixed-rate long-term debt (including current portion)	10,284

Total	$11,679

        In 2015, Fortis' regulated subsidiaries issued approximately $1 billion in long-term debt, all of which was issued at fixed interest rates ranging from 2.98% to 4.75%, with terms ranging from 10 to 30 years.

        Excluding borrowings under long-term committed credit facilities, almost 90% of Fortis' consolidated long-term debt as of December 31, 2015 and March 31, 2016 had maturities beyond five years. With a significant portion of Fortis' consolidated debt having long-term maturities, interest rate risk on debt refinancing has been reduced for the near and medium terms. A change in the level of interest rates could materially affect the measurement and disclosure of the fair value of long-term debt.

Commodity Price Risk

        UNS Energy is exposed to commodity price risk associated with changes in the market price of gas, purchased power and coal. Central Hudson is exposed to commodity price risk associated with changes in the market prices of electricity and natural gas. FortisBC Energy is exposed to commodity price risk associated with changes in the market price of natural gas. The operation of regulator-approved deferral mechanisms to flow through in customer rates the cost of natural gas, purchased power and coal serves to mitigate the impact on earnings of commodity price volatility. The risks have also been reduced by entering into various price-risk management strategies to reduce exposure to commodity rates, including the use of derivative contracts that effectively fix the price of natural gas, power and electricity purchases. The absence of such hedging mechanism in the future could result in increased exposure to market price volatility.

        Certain of Fortis' regulated electric utilities are exposed to commodity price risk associated with changes in world oil prices, which affect the cost of fuel and purchased power. The risk is substantially mitigated by the utilities' ability to flow through to customers the cost of fuel and purchased power through base rates and/or the use of rate-stabilization and other mechanisms, as approved by the various regulatory authorities. The ability to flow through to customers the cost of fuel and purchased power alleviates the effect on earnings of the variability in the cost of fuel and purchased power.

        There can be no assurance that the current regulator-approved mechanisms allowing for the flow through of the cost of natural gas, fuel, coal and purchased power will continue to exist in the future. Also, a severe and prolonged increase in such costs could materially affect FortisBC Energy, UNS Energy and Central Hudson, despite regulatory measures available to compensate for changes in these costs. The inability of the regulated utilities to flow through the full cost of natural gas, fuel and/or purchased power could have a material adverse effect on the utilities' results of operations and financial position.

Foreign Exchange Risk

        Fortis' earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. Fortis has decreased the above-noted exposure through the use of US dollar-denominated borrowings at the corporate level. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of Fortis' foreign subsidiaries' earnings, which are denominated in US dollars. The reporting currency of UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and BECOL is the US dollar.

        As of December 31, 2015, Fortis' corporately issued US$1,535 million long-term debt had been designated as an effective hedge of a portion of Fortis' foreign net investments. As of December 31, 2015, Fortis had approximately US$3,137 million in foreign net investments remaining to be hedged. As of March 31, 2016, Fortis' corporately issued US$1,540 million long-term debt had been designated as an effective hedge of a portion of Fortis' foreign net investments. As of March 31, 2016, Fortis had approximately US$3,153 million in foreign net investments remaining to be hedged. Foreign currency exchange rate fluctuations associated with the translation of Fortis' corporately issued US dollar-denominated borrowings designated as effective hedges are recorded on the balance sheet in accumulated other comprehensive income and serve to help offset unrealized foreign currency exchange gains and losses on the net investments in foreign subsidiaries, which gains and losses are also recorded on the balance sheet in accumulated other comprehensive income.

        On an annual basis, it is estimated that a C$0.05, or 5%, increase or decrease in the US dollar relative to the Canadian dollar exchange rate would increase or decrease earnings per common share of Fortis by approximately C$0.04, before considering the impact of the pending acquisition of ITC. Management will continue to hedge future exchange rate fluctuations related to Fortis' foreign net investments and US dollar-denominated earnings streams, where possible, through future US dollar-denominated borrowings, and will continue to monitor Fortis' exposure to foreign currency fluctuations on a regular basis.

Derivative Instruments and Hedging Activities

        Fortis uses various physical and financial derivative instruments to meet forecast load and reserve requirements, to reduce exposure to fluctuations in commodity prices and foreign exchange rates, and to hedge interest rate risk exposure. Fortis does not hold or issue derivative instruments for trading purposes and generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges. As of December 31, 2015 and March 31, 2016, Fortis' derivative instruments primarily consisted of electricity swap contracts, gas swap and option contracts, electricity power purchase contracts, gas purchase contract premiums, long-term wholesale trading contracts, and interest rate swaps.

        Fortis records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. The recorded fair values of derivative instruments are estimates of the amounts that the utilities would receive or have to pay to terminate the outstanding contracts as of the balance sheet dates.

        For derivatives designated as hedging contracts, Fortis' utilities formally assess, at inception and thereafter, whether the hedging contract is highly effective in offsetting changes in the hedged item. The hedging strategy by transaction type and risk management strategy is formally documented. As of December 31, 2015 and March 31, 2016, Fortis' hedging relationships primarily consisted of interest rate swaps and US dollar-denominated borrowings.

        For derivatives not designated as hedging contracts, the settled amount is generally included in regulated rates, as permitted by the respective regulators. Accordingly, the net unrealized gains and losses associated with changes in fair value of the derivative contracts are recorded as regulatory assets or liabilities for recovery from, or refund to, customers in future rates.

Critical Accounting Policies and Estimates

        The preparation of Fortis' consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary, are recognized in earnings in the period in which they become known. Fortis' critical accounting estimates are discussed as follows.

Regulation

        Generally, the accounting policies of Fortis' regulated utilities are subject to examination and approval by the respective regulatory authority. Regulatory assets and regulatory liabilities arise as a result of the rate-setting process at the regulated utilities and have been recognized based on previous, existing or expected regulatory orders or decisions. Certain estimates are necessary since the regulatory environments in which Fortis' regulated utilities operate often require amounts to be recognized at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. The final amounts approved by the regulatory authorities for deferral as regulatory assets and regulatory liabilities and the approved recovery or settlement periods may differ from those originally expected. Any resulting adjustments to original estimates are recognized in earnings in the period in which they become known. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event. As of December 31, 2015, Fortis recognized a total of $2,532 million in regulatory assets and $1,638 million in regulatory liabilities. As of March 31, 2016, Fortis recognized a total of $2,486 million in regulatory assets and $1,574 million in regulatory liabilities. For a further discussion of the nature of regulatory decisions, see "Additional Information about Fortis—Business—Regulatory Environment and Principal Markets—Material Regulatory Decisions, Applications and Proceedings."

Depreciation and Amortization

        Depreciation and amortization are estimates based primarily on the useful life of assets. Estimated useful lives are based on current facts and historical information and take into consideration the anticipated physical life of the assets. As of December 31, 2015, Fortis' consolidated capital assets and intangible assets were approximately $20.1 billion, or approximately 70%, of total consolidated assets. Depreciation and amortization was $873 million for 2015. As of March 31, 2016, Fortis' consolidated capital assets and intangible assets were approximately $19.7 billion, or approximately 70% of total consolidated assets. Depreciation and amortization was $234 million for the first quarter of 2016.

        As required by their respective regulator, UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, Newfoundland Power and Maritime Electric accrue estimated non-asset retirement obligation, or ARO, removal costs in depreciation, with the amount provided for in depreciation recorded as a long-term regulatory liability. Actual non-ARO removal costs are recorded against the regulatory liability when incurred. The estimate of non-ARO removal costs is based on historical experience and expected cost trends. The balance of this regulatory liability as of December 31, 2015 and March 31, 2016 was $1,060 million and $1,040 million, respectively.

        Changes in depreciation rates, resulting from a change in the estimated service life or removal costs, could have a significant impact on Fortis' consolidated depreciation and amortization expense.

        As part of the customer rate-setting process at Fortis' regulated utilities, appropriate depreciation, amortization and removal cost rates, as applicable, are approved by the respective regulatory authority. The depreciation periods used and the associated rates are reviewed on an ongoing basis to ensure they continue to be appropriate. From time to time, third-party depreciation studies are performed at the regulated utilities. Based on the results of these depreciation studies, the impact of any over- or under-

depreciation, as a result of actual experience differing from that expected and provided for in previous depreciation rates, is generally reflected in future depreciation rates and depreciation expense, when the differences are refunded or collected in customer rates, as approved by the regulator.

        Effective January 1, 2015, FortisAlberta's depreciation and amortization rates were changed as a result of a technical update to its last depreciation study, which was completed as of December 31, 2010. A technical update adjusts depreciation and amortization rates based on current capital asset balances, while retaining the depreciation parameters established in the last approved depreciation study. As a result, FortisAlberta's depreciation and amortization expense were reduced by approximately $7 million in 2015.

Income Taxes

        Income taxes are determined based on estimates of Fortis' current income taxes and estimates of deferred income taxes resulting from temporary differences between the carrying values of assets and liabilities in the consolidated financial statements and their tax values. A deferred income tax asset or liability is determined for each temporary difference based on enacted income tax rates and laws in effect when the temporary differences are expected to be recovered or settled. Deferred income tax assets are assessed for the likelihood that they will be recovered from future taxable income. To the extent recovery is not considered more likely than not, a valuation allowance is recognized against earnings in the period when the allowance is created or revised. Estimates of the provision for current income taxes, deferred income tax assets and liabilities, and any related valuation allowance, might vary from actual amounts incurred.

Assessment for Impairment of Goodwill and Indefinite-Lived Intangible Assets

        Fortis is required to perform, at least on an annual basis, an impairment test for goodwill and indefinite-lived intangible assets, and any impairment provision is charged to earnings. The annual impairment test is performed as of October 1. In addition, Fortis also performs an impairment test if any event occurs or if circumstances change that would indicate that the fair value of a reporting unit was below its carrying value. No such event or change in circumstances occurred during 2015.

        As of December 31, 2015 and March 31, 2016, consolidated goodwill totaled approximately $4.2 billion and $4.0 billion, respectively. Indefinite-lived intangible assets, not subject to amortization, consist of certain land, transmission and water rights and totaled approximately $106 million as of December 31, 2015.

        Fortis performs an annual internal quantitative assessment for each reporting unit. For those reporting units where: (i) management's assessment of quantitative and qualitative factors indicates that fair value is not 50% or more likely to be greater than carrying value; or (ii) the excess of estimated fair value over carrying value, as determined by an external consultant as of the date of the immediately preceding impairment test, was not significant, then fair value of the reporting unit will be estimated by an external consultant in the current year. Irrespective of the above-noted approach, a reporting unit to which goodwill has been allocated may have its fair value estimated by an external consultant as of the annual impairment date, as Fortis will, at a minimum, have fair value for each material reporting unit estimated by an external consultant once every five years.

        In calculating goodwill impairment, Fortis determines those reporting units that will have fair value estimated by an external consultant, as described above, and such estimated fair value is then compared to the book value of the applicable reporting units. If the fair value of the reporting unit is less than the book value, then a second measurement step is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill, and then comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of the goodwill over the implied fair value is the impairment amount recognized.

        The primary method for estimating fair value of the reporting units is the income approach, whereby net cash flow projections for the reporting units are discounted using an enterprise value approach. Under the enterprise value approach, sustainable cash flow is determined on an after-tax basis, prior to the deduction of interest expense, and is then discounted at the weighted average cost of capital to yield the value of the enterprise. An enterprise value approach does not assess the appropriateness of the reporting unit's existing debt level. The estimated fair value of the reporting unit is then determined by subtracting the fair value of the reporting unit's interest-bearing debt from the enterprise value of the reporting unit. A secondary valuation method, the market approach, is also performed by an external consultant as a check on the conclusions reached under the income approach. The market approach includes comparing various valuation multiples underlying the discounted cash flow analysis of the applicable reporting units to trading multiples of guideline entities and recent transactions involving guideline entities, recognizing differences in growth expectations, product mix and risks of those guideline entities with the applicable reporting units.

        No impairment provisions were required in 2015 or the first quarter of 2016 with respect to goodwill or indefinite-lived intangible assets.

Employee Future Benefits

Defined Benefit Pension Plans

        Fortis and its subsidiaries' defined benefit pension plans are subject to judgments utilized in the actuarial determination of the net benefit cost and related obligation. The main assumptions utilized by management in determining the net benefit cost and obligation are the discount rate for the benefit obligation and the expected long-term rate of return on plan assets.

        The expected weighted average long-term rate of return on the defined benefit pension plan assets, for the purpose of estimating net pension cost for 2016, is 6.17%, which is down from 6.25% used for 2015. The decrease in the average long-term rate of return reflects shifting of plan assets from equities to fixed income assets. The defined benefit pension plan assets experienced total positive returns of approximately $30 million in 2015 compared to expected positive returns of $140 million. The expected long-term rates of return on pension plan assets are developed by management with assistance from independent actuaries using best estimates of expected returns, volatilities and correlations for each class of asset. The best estimates are based on historical performance, future expectations and periodic portfolio rebalancing among the diversified asset classes.

        The assumed weighted average discount rate used to measure the projected benefit obligations as of December 31, 2015, and to determine net pension cost for 2016, is 4.21%. Discount rates reflect market interest rates on high-quality bonds with cash flows that match the timing and amount of expected pension payments. The methodology in determining the discount rates was consistent with that used to determine the discount rates in the previous year, except as follows for UNS Energy. UNS Energy adopted the spot rate methodology for determining net pension cost for 2016.

        There was a $26 million increase in consolidated defined benefit net pension cost for 2015 compared to 2014, mainly due to the acquisition of UNS Energy in August 2014, and foreign currency translation impacts. Any increases in defined benefit net pension cost at the regulated utilities for 2016 are expected to be recovered from customers in rates, subject to regulatory lag and forecast risk at certain of the utilities.

        The following table provides the sensitivities associated with a 100 basis point change in the expected long-term rate of return on pension plan assets and the discount rate on 2015 net benefit pension cost, and the related projected benefit obligation recognized in Fortis' 2015 audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Sensitivity Analysis of Changes in Rate of Return on Plan Assets and Discount Rate

	Year Ended December 31, 2015
	Net pension cost	Projected benefit obligation(1)
	(in millions of Canadian dollars)
(Decrease) increase
Impact of increasing the rate of return assumption by 100 basis points	$(24)	$—
Impact of decreasing the rate of return assumption by 100 basis points	20	(44)
Impact of increasing the discount rate assumption by 100 basis points	(44)	(370)
Impact of decreasing the discount rate assumption by 100 basis points	51	469

(1)
At FortisBC Energy and FortisBC Electric, certain defined benefit pension plans have pension indexing provisions which provide for a portion of investment returns to be allocated in order to provide for indexing of pension benefits. Therefore, a change in the expected long-term rate of return on pension plan assets has an impact on the projected benefit obligation. The direction of the impact of a change in the rate of return assumption at FortisBC Energy and FortisBC Electric is also the result of the methodology for determining the pension indexing assumption.

        Other assumptions applied in measuring net benefit pension cost and/or the projected benefit obligation include the average rate of compensation increase, average remaining service life of the active employee group, and employee and retiree mortality rates.

        As approved by the regulator, the cost of defined benefit pension plans at FortisAlberta is recovered in customer rates based on the cash payments made. Any difference between the cash payments made during the year and the cost incurred during the year is deferred as a regulatory asset or regulatory liability. Therefore, changes in assumptions result in changes in regulatory assets and regulatory liabilities for FortisAlberta. Central Hudson, FortisBC Energy, FortisBC Electric and Newfoundland Power have regulator-approved mechanisms to defer variations in net pension cost from forecast net pension cost, used to set customer rates, as a regulatory asset or regulatory liability. There can be no assurance, however, that the above-noted deferral mechanisms will continue in the future as they are dependent on future regulatory decisions and orders.

        As of December 31, 2015, for all defined benefit pension plans, Fortis had consolidated projected benefit obligations of $2,828 million and consolidated plan assets of $2,466 million, for a consolidated funded status in a liability position of $362 million. During 2015, Fortis recognized consolidated net pension benefit cost of $97 million.

OPEB Plans

        The OPEB plans of Fortis and its subsidiaries are also subject to judgments utilized in the actuarial determination of the cost and the accumulated benefit obligation. Similar assumptions as described above, except for the assumption of the expected long-term rate of return on pension plan assets, which is applicable only to the OPEB plans at UNS Energy and Central Hudson, along with the health care cost trend rate, were also utilized by management in determining net OPEB cost and accumulated benefit obligation.

        The OPEB plan assets at UNS Energy and Central Hudson experienced no returns in 2015 compared to expected positive returns of approximately $12 million.

        The following table provides the sensitivities associated with a 100 basis point change in the health care cost trend rate and the discount rate on 2015 net OPEB cost, and the related consolidated accumulated benefit obligation recognized in Fortis' 2015 audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Sensitivity Analysis of Changes in Health Care Cost Trend Rate and Discount Rate

	Year Ended December 31, 2015
	Net OPEB cost	Accumulated benefit obligation
	(in millions of Canadian dollars)
Increase (decrease)
Impact of increasing the health care cost trend rate assumption by 100 basis points	$7	$51
Impact of decreasing the health care cost trend rate assumption by 100 basis points	(5)	(43)
Impact of increasing the discount rate assumption by 100 basis points	(6)	(71)
Impact of decreasing the discount rate assumption by 100 basis points	9	85

        Central Hudson, FortisBC Energy, FortisBC Electric and Newfoundland Power have regulator-approved mechanisms to defer variations in net OPEB cost from forecast net OPEB cost, used to set customer rates, as a regulatory asset or regulatory liability. There can be no assurance, however, that the above-noted deferral mechanisms will continue in the future as they are dependent on future regulatory decisions and orders.

        As of December 31, 2015, for all OPEB plans, Fortis had consolidated accumulated benefit obligations of $574 million and consolidated plan assets of $181 million, for a consolidated funded status in a liability position of $393 million. During 2015, Fortis recognized consolidated net OPEB benefit cost of $27 million.

AROs

        The measurement of the fair value of AROs requires making reasonable estimates concerning the method of settlement and settlement dates associated with the legally obligated asset retirement costs. There are also uncertainties in estimating future asset retirement costs due to potential external events, such as changing legislation or regulations and advances in remediation technologies. While Fortis has AROs associated with hydroelectric generating facilities, interconnection facilities, removal of certain distribution system assets from rights-of-way at the end of the life of the systems and the remediation of certain land, no amounts were recognized as of December 31, 2015 and 2014, with the exception of AROs recognized by UNS Energy, Central Hudson and FortisBC Electric.

        The nature, amount and timing of costs associated with land and environmental remediation and/or removal of assets cannot be reasonably estimated at this time as the hydroelectric generation and transmission and distribution assets are reasonably expected to operate in perpetuity due to the nature of their operation; applicable licenses, permits and interconnection facilities agreements are reasonably expected to be renewed or extended indefinitely to maintain the integrity of the related assets and ensure the continued provision of service to customers; a land-lease agreement is expected to be renewed indefinitely; and the exact nature and amount of land remediation is indeterminable. In the event that environmental issues are known and identified, assets are decommissioned or the applicable licenses, permits, agreements or leases are terminated, AROs will be recognized at that time provided the costs can be reasonably estimated and are material.

        As of December 31, 2015, Fortis' total AROs were $49 million. UNS Energy's AROs were primarily associated with TEP's generation and photovoltaic assets; Central Hudson's AROs were primarily associated with asbestos remediation; and FortisBC Electric's AROs were associated with the removal of polychlorinated biphenyl, or PCB, contaminated oil from electrical equipment. The total ARO liability as of December 31, 2015 has been classified on the consolidated balance sheet as a long-term other liability with the offset to utility capital assets. All factors used in estimating the companies' AROs represent management's best estimate of the fair value of the costs required to meet existing legislation or regulations. It is reasonably possible that volumes of contaminated assets, inflation assumptions, cost estimates to perform the work and the assumed pattern of annual cash flows may differ significantly from the companies' current assumptions. The AROs may change from period to period because of changes in the estimation of these uncertainties. Other subsidiaries also affected by AROs associated with the removal of PCB-contaminated oil from electrical equipment include Central Hudson, FortisAlberta, Newfoundland Power, FortisOntario and Maritime Electric. As of December 31, 2015, the AROs related to PCBs for the above-noted utilities were not material and, therefore, were not recognized.

Revenue Recognition

        Revenue at Fortis' regulated utilities is generally recognized on an accrual basis. Electricity and gas consumption is metered upon delivery to customers and is recognized as revenue using approved rates when consumed. Meters are read periodically and bills are issued to customers based on these readings. At the end of each reporting period, a certain amount of consumed electricity and gas will not have been billed. Electricity and gas that is consumed but not yet billed to customers is estimated and accrued as revenue at each period end, as approved by the regulator. Effective July 1, 2015, Central Hudson is permitted by the regulator to accrue unbilled revenue for electricity consumed at each period end for all of its electricity customers.

        The unbilled revenue accrual for the period is based on estimated electricity and gas sales to customers for the period since the last meter reading at the rates approved by the respective regulatory authority. The development of the electricity and gas sales estimates generally requires analysis of consumption on a historical basis in relation to key inputs, such as the current price of electricity and gas, population growth, economic activity, weather conditions and system losses. The estimation process for accrued unbilled electricity and gas consumption will result in adjustments of electricity and gas revenue in the periods they become known, when actual results differ from the estimates. As of December 31, 2015, the amount of accrued unbilled revenue recognized in accounts receivable was approximately $404 million on consolidated revenue of $6,727 million for 2015, compared to $365 million in accrued unbilled revenue recognized in accounts receivable as of December 31, 2014, on consolidated revenue of $5,401 million for 2014. The increase in accrued unbilled revenue from December 31, 2014 was primarily due to the impact of foreign exchange on the translation of US dollar-denominated unbilled revenue accruals.

Capitalized Overhead

        As required by their respective regulator, UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, FortisBC Electric, Newfoundland Power, Maritime Electric, Caribbean Utilities and Fortis Turks and Caicos capitalize overhead costs that are not directly attributable to specific utility capital assets but relate to the overall capital expenditure program. The methodology for calculating and allocating capitalized general overhead costs to utility capital assets is established by the respective regulator. Any change in the methodology of calculating and allocating general overhead costs to utility capital assets could have a material impact on the amount recognized as operating expenses versus utility capital assets.

Recently Issued Accounting Pronouncements

        For details on new accounting policies adopted by Fortis in 2015, as well as future accounting pronouncements issued in 2015, see Notes 2 and 3 to Fortis' 2015 audited consolidated financial statements included elsewhere in this proxy statement/prospectus. For details on new accounting policies adopted by Fortis in the first quarter of 2016, as well as future accounting pronouncements issued in the first quarter of 2016, see Notes 2 and 3 to Fortis' 2016 unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus. Details of recently issued accounting pronouncements are as follows.

Recognition and Measurement of Financial Assets and Financial Liabilities

        Accounting Standards Update, or ASU, No. 2016-01 was issued in January 2016 and the amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, the amendments require the following: (i) equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) to be measured at fair value through earnings; however, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. This update is effective for annual and interim periods beginning after December 31, 2017. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Leases

        ASU No. 2016-02 was issued in February 2016 and the amendments in this update create Accounting Standards Codification, or ASC, Topic 842, Leases, and supersede lease requirements in ASC Topic 840, Leases. The main difference between previous U.S. GAAP and Topic 842 is the recognition of lease assets and lease liabilities on the balance sheet by lessees for those leases classified as operating leases under previous U.S. GAAP. For operating leases, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the balance sheet; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term generally on a straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. These amendments also require qualitative disclosures along with specific quantitative disclosures. This update is effective for annual and interim periods beginning after December 31, 2018 and is to be applied using a modified retrospective approach with practical expedient options. Early adoption is permitted. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Improvements to Employee Share-Based Payment Accounting

        ASU No. 2016-09 was issued in March 2016 as part of FASB's simplification initiative. The areas for simplification in this update involve several aspects of accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for annual and interim periods beginning after December 15, 2016. Early adoption is permitted, however, an entity that elects early adoption must adopt all the amendments in the same period. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

 ADDITIONAL INFORMATION ABOUT FORTIS

Business

        Fortis is an electric and gas utility holding company, with total assets of approximately $29 billion and $28 billion as of December 31, 2015 and March 31, 2016, respectively, and revenue totalling approximately $6.7 billion and $1.8 billion for the year ended December 31, 2015 and the three months ended March 31, 2016, respectively. Fortis serves more than three million customers across Canada, the United States and the Caribbean. Its regulated holdings include electric distribution utilities in five Canadian provinces, two U.S. states and three Caribbean countries and natural gas utilities in the province of British Columbia and the states of Arizona and New York. In 2015, Fortis' electricity distribution systems met a combined peak demand of 9,705 MW and its gas distribution systems met a peak day demand of 1,323 TJ. Regulated utility assets comprise approximately 96% of Fortis' total assets, with the balance comprised of non-regulated energy infrastructure. For information regarding the potential effects of the pending merger with ITC on Fortis' business, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Fortis—Overview—Pending Merger with ITC" beginning on page [•] of this proxy statement/prospectus.

Organizational Structure and Subsidiaries

        Fortis is principally an electric gas and utility holding company. Fortis segments its utility operations by franchise area and, depending on regulatory requirements, by the nature of the assets. Fortis also holds investments in non-regulated energy infrastructure assets, which is treated as a separate segment. Each entity within the reporting segments operates with substantial autonomy, assumes profit and loss responsibility and is accountable for its own resource allocation. Fortis' business segments are: (i) Regulated Electric & Gas Utilities—United States, (ii) Regulated Gas Utility—Canadian, (iii) Regulated Electric Utilities—Canadian, (iv) Regulated Electric Utilities—Caribbean, (v) Non-Regulated—Energy Infrastructure and (vi) Corporate and Other.

        The following simplified organizational chart provides a condensed overview of certain of Fortis' business segments, prior to giving effect to the merger:

Fortis Inc.
FortisBC Holdings Inc.
99.99%
FortisBC LNG Development Inc.
FortisBC Midstream Inc.
Fortis LNG GP Inc.
0.01%
FortisBC Energy Inc.
Fortis LNG Limited Partnership
Inland Energy Corp.
Mt. Hayes (GP) Ltd.
Mt. Hayes Storage Limited Partnership (84.999%)
Fortis West Inc.
Maritime Electric Company, Limited
FortisAlberta Holdings Inc.
FortisBC Pacific Holdings Inc.
FortisAlberta Inc.
FortisBC Inc.
Waneta Expansion General Partner Ltd. Fortis Inc. – 51% Columbia Power Corporation – 32.5% Columbia Basin Trust – 16.5%
Waneta Expansion Limited Partnership Fortis Inc. – 51% Columbia Power Corporation – 32.5% Columbia Basin Trust – 16.5%
Fortis Ontario Inc.
Newfoundland Power Inc.
Fortis Energy (Bermuda) Inc.
Caribbean Utilities Company, Ltd. (59.26%)
Fortis TCI Limited
Fortis Energy Cayman Inc.
Turks and Caicos Utilities Limited
Belize Electric Company Limited
Fortis Cayman Inc.
Fortis Energy (International) Belize Inc.
Belize Electricity Limited (33%)
FortisUS Holdings Nova Scotia Limited
FortisUS Inc.
ITC Investment Holdings Inc.
Element Acquisition Sub Inc.
CH Energy Group Inc.
Central Hudson Electric Transmission LLC
Central Hudson Gas & Electric Corporation
Central Hudson Enterprises Corporation
UNS Energy Corporation
Tucson Electric Power Company
UniSource Energy Services, Inc.
Millennium Energy Holdings, Inc.
UniSource Energy Development Company
UNS Electric, Inc.
UNS Gas, Inc.

        Upon completion of the merger, Merger Sub will merge with and into ITC, with ITC continuing as the surviving corporation under the name ITC Holdings Corp. and as an indirect subsidiary of Fortis. The merger will result in the following structure:

Fortis Inc.
FortisBC Holdings Inc.
99.99%
FortisBC LNG Development Inc.
FortisBC Midstream Inc.
Fortis LNG GP Inc.
0.01%
FortisBC Energy Inc.
Fortis LNG Limited Partnership
Inland Energy Corp.
Mt. Hayes (GP) Ltd.
Mt. Hayes Storage Limited Partnership (84.999%)
Fortis West Inc.
Maritime Electric Company, Limited
FortisAlberta Holdings Inc.
FortisBC Pacific Holdings Inc.
FortisAlberta Inc.
FortisBC Inc.
Waneta Expansion General Partner Ltd. Fortis Inc. – 51% Columbia Power Corporation – 32.5% Columbia Basin Trust – 16.5%
Waneta Expansion Limited Partnership Fortis Inc. – 51% Columbia Power Corporation – 32.5% Columbia Basin Trust – 16.5%
Newfoundland Power Inc.
Fortis Ontario Inc.
Fortis Energy (Bermuda) Inc.
Caribbean Utilities Company, Ltd. (59.26%)
Fortis TCI Limited
Fortis Energy Cayman Inc.
Turks and Caicos Utilities Limited
Belize Electric Company Limited
Fortis Cayman Inc.
Fortis Energy (International) Belize Inc.
Belize Electricity Limited (33%)
FortisUS Holdings Nova Scotia Limited
FortisUS Inc.
80.1%
Finn Investment Pte Ltd
19.9%
ITC Investment Holdings Inc.
ITC Holdings Corp.
CH Energy Group Inc.
Central Hudson Electric Transmission LLC
Central Hudson Gas & Electric Corporation
Central Hudson Enterprises Corporation
UNS Energy Corporation
Tucson Electric Power Company
UniSource Energy Services, Inc.
Millennium Energy Holdings, Inc.
UniSource Energy Development Company
UNS Electric, Inc.
UNS Gas, Inc.

Breakdown of Revenues

        The table includes a breakdown of Fortis' revenue in Canadian dollars and as a percentage of consolidated revenue by segment and geographic market for the periods indicated:

	Year Ended December 31,
	2015		2014		2013
	(in millions of Canadian dollars, except percentages)
Regulated Electric & Gas Utilities—United States
UNS Energy	$2,034	30.2%	$684	12.7%	$—	—%
Central Hudson	880	13.1	821	15.2	335	8.3
Regulated Gas Utility—Canada
FortisBC Energy	1,295	19.2	1,435	26.6	1,378	34.0
Regulated Electric Utilities—Canada
FortisAlberta	563	8.4	518	9.6	475	11.7
FortisBC Electric	360	5.3	334	6.2	317	7.8
Eastern Canadian	1,033	15.4	1,008	18.7	975	24.1
Regulated Electric Utilities—Caribbean	321	4.8	321	5.9	290	7.2
Non-Regulated—Energy Infrastructure	107	1.6	38	0.7	35	0.9
Non-Regulated—Non-utility	171	2.5	249	4.6	248	6.13

Regulated Gas & Electric Utilities—United States

UNS Energy

        Fortis is the indirect owner of all of the common shares of UNS Energy, which was acquired by Fortis in August 2014. UNS Energy is a vertically integrated utility services holding company, headquartered in Tucson, Arizona, engaged through its primary subsidiaries in the regulated electric generation and energy delivery business primarily in the state of Arizona. UNS Energy's three wholly-owned regulated utilities are TEP, UNS Electric and UNS Gas.

        TEP is a vertically integrated, regulated electric utility and UNS Energy's largest operating subsidiary. TEP generates, transmits and distributes electricity to retail electric customers in southern Arizona. TEP has sufficient generating capacity that, together with existing power purchase agreements and expected generation plant additions, should satisfy the requirements of its customer base and meet expected future peak demand requirements. TEP also sells wholesale electricity to other entities in the western United States. Several of the generating assets in which TEP has an interest are jointly owned. In December 2014, TEP completed the acquisition of a 75% undivided interest in Unit 3 of the Gila River Generating Station in Gila Bend, Arizona. Additionally, TEP is a member of a regional reserve-sharing organization and has reliability and power sharing relationships with other utilities.

        UNS Electric is a regulated, vertically integrated electric utility company, serving retail customers in Arizona's Mohave and Santa Cruz counties. In December 2014, UNS Electric completed the acquisition of a 25% undivided interest in Unit 3 of the Gila River Generating Station in Gila Bend, Arizona. Additionally, UNS Electric owns and operates several other gas and diesel-fueled generating plants. UNS Electric relies on a portfolio of long, intermediate and short-term electricity power purchase agreements to meet the remainder of its customer load requirements.

        UNS Gas is a regulated gas distribution company, serving retail customers in Arizona's Mohave, Yavapai, Coconino, Navajo and Santa Cruz counties. UNS Gas directly manages its gas supply and transportation contracts. UNS Gas purchases the majority of its gas supply from the San Juan Basin. This gas is delivered on the El Paso Natural Gas, LLC and Transwestern Pipeline Company interstate pipeline system under firm transportation agreements with combined capacity sufficient to meet the current demand of the customers of UNS Gas.

Central Hudson

        Fortis is the indirect owner of all of the common shares of Central Hudson. Central Hudson is the main business of CH Energy Group, which was acquired by Fortis in June 2013. Central Hudson is a regulated transmission and distribution utility serving electricity and natural gas customers in eight counties of New York's Mid-Hudson River Valley. Electric service is available throughout the territory, and natural gas service is provided in and around the cities of Poughkeepsie, Beacon, Newburgh, and Kingston, New York, and in certain outlying and intervening territories.

        Central Hudson primarily relies on purchased capacity and energy from third-party providers to meet the demand of its full-service customers. Central Hudson also generates a small portion of its electricity requirements. Central Hudson relies on power purchase agreements, its own generation capacity and the New York Independent System Operator, or NYISO, market to meet its peak load requirements. Central Hudson purchases its gas supply requirements at various pipeline receipt points from a number of suppliers with whom it has contracted for firm transport capacity.

Regulated Gas Utility—Canadian

FortisBC Energy

        Fortis is the direct owner of all of the common shares of FortisBC Holdings Inc., or FortisBC Holdings, a company that, through its subsidiary FEI, is the largest distributor of natural gas in British Columbia, serving customers in more than 135 communities as of December 31, 2015. FEI's major service areas include Lower Mainland, Vancouver Island and Whistler regions of British Columbia. FEI provides transmission and distribution services to its customers, and obtains natural gas supplies on behalf of most of its residential, commercial and industrial customers.

Regulated Electric Utilities—Canadian

FortisAlberta

        Fortis is the indirect owner of all of the common shares of FortisAlberta, a regulated electricity distribution utility serving a substantial portion of southern and central Alberta. FortisAlberta's business is the ownership and operation of electricity distribution facilities that distribute electricity generated by other market participants from high-voltage transmission substations to end-use customers in central and southern Alberta.

FortisBC Electric

        Fortis is the indirect owner of all of the common shares of FortisBC Inc., or FortisBC Electric, an integrated, regulated electric utility that owns a network of generation, transmission and distribution assets, all of which are located in the southern interior of British Columbia. FortisBC Electric serves a diverse mix of customers, with residential customers representing the largest customer segment. FortisBC Electric owns four regulated hydroelectric generating plants that provide approximately 45% of FortisBC Electric's energy and 30% of its peak capacity needs. FortisBC Electric acquires its remaining electricity supply through long-term and short-term power purchase agreements. FortisBC Electric also includes operating, maintenance and management services relating to the 493-MW Waneta hydroelectric generating facility owned by Teck Metals Ltd. and BC Hydro, the 335-MW Waneta Expansion owned by Fortis and CPC/CBT, the 149-MW Brilliant hydroelectric plant, the 120-MW Brilliant hydroelectric expansion plant and the 185-MW Arrow Lakes hydroelectric plant, each owned by CPC/CBT.

Eastern Canadian Electric Utilities

Newfoundland Power

        Fortis holds all of the common shares of Newfoundland Power, a regulated electric utility that operates an integrated generation, transmission and distribution system throughout the island portion of the province of Newfoundland and Labrador. Newfoundland Power serves 87% of electricity consumers in the province as of December 31, 2015. Approximately 93% of the electricity that Newfoundland Power sells to its customers is purchased from Newfoundland Hydro. Newfoundland Power operates 28 small generating facilities, which generate the remaining 7% of the electricity it sells.

Maritime Electric

        Fortis is the indirect owner of all of the common shares of Maritime Electric, a regulated electric utility that operates an integrated generation, transmission and distribution system on Prince Edward Island. Maritime Electric directly supplies approximately 90% of electricity consumers on Prince Edward Island as of December 31, 2015. Maritime Electric purchases most of the energy it distributes to its customers from NB Power under various energy purchase agreements and maintains on-Island generating facilities with an aggregate capacity of 150 MW.

FortisOntario

        FortisOntario, a wholly-owned subsidiary of Fortis, provides regulated, integrated electric utility service in Ontario to customers primarily in Fort Erie, Cornwall, Gananoque and Port Colborne and distributes electricity to customers in the district of Algoma in northern Ontario. FortisOntario owns three operating subsidiaries: Canadian Niagara Power Inc., Cornwall Electric and Algoma Power Inc. The power requirements of FortisOntario's service areas are purchased from various sources, including the Independent Electricity System Operator of Ontario, Hydro One Networks Inc., Hydro-Quebec Energy Marketing and through the Hydroelectric Contract Initiative. FortisOntario also owns a 10% interest in certain regional electric distribution companies that together serve approximately 40,000 customers as of December 31, 2015.

Regulated Electric Utilities—Caribbean

Caribbean Utilities

        Fortis holds an indirect approximate 60% controlling ownership interest in Caribbean Utilities, an integrated electric utility. Caribbean Utilities has the exclusive right to transmit and distribute electricity in its licence area of Grand Cayman, Cayman Islands pursuant to a 20-year exclusive licence granted by the Government of the Cayman Islands expiring in April 2028. In 2014, Caribbean Utilities was also granted a 25-year non-exclusive electricity generation license by the Government of the Cayman Islands expiring in November 2039. In October 2014, the Electricity Regulatory Authority of the Cayman Islands announced that Caribbean Utilities was the successful bidder for new generation capacity. Caribbean Utilities will develop and operate a new 39.7-MW diesel power plant that is expected to be commissioned in mid-2016.

Fortis Turks and Caicos

        Fortis holds an indirect 100% ownership of FortisTCI Limited and Turks and Caicos Utilities Limited, collectively Fortis Turks and Caicos. Both of the Fortis Turks and Caicos utilities are integrated electric utilities. Fortis Turks and Caicos is the principal distributor of electricity on Turks and Caicos pursuant to 25-year and 50-year licences that expire in 2036 and 2037.

Belize Electricity

        Fortis holds an approximately 33% equity investment in Belize Electricity, an integrated electric utility and the principal distributor of electricity in Belize.

Non-Regulated—Energy Infrastructure

        Non-Regulated—Energy Infrastructure, formerly referred to as Non-Regulated—Fortis Generation is primarily comprised of long-term contracted hydroelectric generation assets in British Columbia and Belize and the Aitken Creek gas storage facility in British Columbia. The generating assets are owned by Fortis through its 51% controlling ownership interest in the Waneta Partnership and its indirect 100% ownership of BECOL.

British Columbia

        Fortis owns a controlling 51% interest in the Waneta Partnership and, through FortisBC Electric, operates and maintains the Waneta Expansion, which has been generating power since its completion in April 2015. Fortis' partners in the Waneta Partnership, CPC/CBT, are both 100% owned entities of the Government of British Columbia. All of the power generated by the Waneta Expansion is sold to BC Hydro and FortisBC Electric under 40-year contracts.

        On April 1, 2016, Fortis, through an indirect wholly-owned subsidiary, acquired the Aitken Creek gas storage facility for US$266 million. Aitken Creek is the only underground gas storage facility in British Columbia and has a total working gas capacity of 77 Bcf. The facility is an integral part of western Canada's natural gas transmission network.

Belize

        Long-term contracted generation operations in Belize consist of the 25-MW Mollejon, 7-MW Chalillo and 19-MW Vaca hydroelectric generating facilities. All of the output of these facilities is sold to Belize Electricity under 50-year power purchase agreements expiring in 2055 and 2060. The hydroelectric generation operations in Belize are conducted through Fortis' indirectly wholly-owned subsidiary BECOL under a franchise agreement with the Government of Belize.

        In June 2015 and July 2015 Fortis sold its non-regulated generation assets in Upstate New York and Ontario, respectively.

        In February 2016 Fortis sold its Walden hydroelectric generating facility in British Columbia.

Corporate and Other

        Fortis' Corporate and Other segment captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments. The Corporate and Other segment includes net corporate expenses of Fortis and non-regulated holding company expenses of FortisBC Holdings Inc., or FHI, CH Energy Group and UNS Energy Corporation. Also included in the Corporate and Other segment are the financial results of FAES, a wholly-owned subsidiary of FHI that provides alternative energy solutions, including thermal-energy and geo-exchange systems.

History

        Fortis was incorporated under the Canada Business Corporations Act on June 28, 1977 under the name "81800 Canada Ltd." In 1987, Fortis was continued under the Corporations Act as a holding company for Newfoundland Light & Power Company, Limited, and subsequently amended its articles to change its name to "Fortis Inc." In the 1990s and early 2000s, Fortis bolstered its utility holdings by acquiring regulated utilities on Prince Edward Island, in Ontario, and in the Caribbean, and grew its Canadian commercial real estate and hotel holdings. In 2004, Fortis acquired FortisAlberta and

FortisBC Electric, which serve electricity customers in Alberta and British Columbia. In 2007, Fortis expanded into the natural gas distribution business with the acquisition of FortisBC Energy, which is the largest distributor of natural gas in British Columbia, serving customers in more than 135 communities as of December 31, 2015.

        In June 2013, Fortis completed its first utility acquisition in the United States, CH Energy Group, for US$65.00 per common share in cash, for an aggregate purchase price of approximately US$1.5 billion, including the assumption of US$518 million of debt on closing. In August 2014, Fortis expanded its U.S. utility holdings through its acquisition of UNS Energy Corporation for US$60.25 per common share in cash, for an aggregate purchase price of approximately US$4.5 billion, including the assumption of US$2.0 billion of debt on closing. In 2015, Fortis divested certain non-core assets, including the commercial real estate assets of Fortis Properties in June for gross proceeds of $430 million, the hotel assets of Fortis Properties in October for gross proceeds of $365 million and non-regulated generation assets in Upstate New York in June and Ontario in July for gross proceeds of $77 million and $16 million, respectively. In December 2015, Fortis, through an indirect wholly-owned subsidiary, entered into a definitive share purchase and sale agreement with Chevron Canada Properties Ltd. to acquire its shares of the Aitken Creek gas storage facility for approximately US$266 million, which is the largest gas storage facility in British Columbia in terms of total working gas capacity. The acquisition closed on April 1, 2016.

Competitive Strengths

        Fortis has a number of competitive strengths, including:

  •
  Low-risk regulated utility business and standalone operating model for its regulated utilities.  Fortis has significant regulated utility presence in North America. Upon completion of the merger, the combined company will have regulated utility companies in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas, Oklahoma and Wisconsin, in addition to Arizona and New York, creating a significant utility company in the United States. The addition of ITC's regulated electric utilities assets in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma will enable the combined company to increase its regulated utility footprint in the United States, and will provide an additional platform for rate base growth and investment opportunity in a supportive FERC regulatory environment.

  •
  Operational excellence and experience in the regulated electric and gas utility industry.  Fortis is an international, diversified electric and gas utility holding company with operations in Canada, the United States and the Caribbean. Fortis believes that the relationships it has already fostered with customers, regulators, suppliers and local communities, help to favorably position Fortis' businesses for future growth.

  •
  A strong balance sheet and solid investment-grade credit ratings.  Fortis adheres to financial and risk management policies intended to maintain investment grade credit ratings at Fortis and its rated subsidiaries and the capacity to invest in future growth opportunities.

  •
  Ample liquidity.  Fortis has $2.4 billion and $2.3 billion in unused consolidated credit facilities as of December 31, 2015 and March 31, 2016, respectively. Maintaining a strong liquidity position helps to ensure that Fortis can maintain strength and flexibility during periods when access to the capital markets may be restricted.

  •
  A proven track record of successfully acquiring and integrating regulated utilities.  Fortis expanded into Western Canada in 2004 with its purchase of Aquila, Inc.'s Canadian assets, formerly owned by TransAlta. As a result of this acquisition, Fortis became one of Alberta's major regulated electrical distribution companies and entered the electricity business in British Columbia. In 2007, Fortis expanded into the natural gas distribution business through its acquisition of FortisBC Energy. Fortis completed its first utility acquisition in the United States in 2013 through its acquisition of CH Energy Group and expanded its U.S. utility holdings in 2014 through its acquisition of UNS Energy Corporation. Fortis expects that the acquisition of ITC will be an extension of this track record. The ITC management team has a proven track record of strong EPS growth, total shareholder return, cash flow from operations and operational efficiencies that is in alignment with Fortis' business model and acquisition strategy.

Corporate Strategy

        Fortis remains focused on being a leader in the North American utility industry and its strategic vision is guided by the goals of delivering long-term profitable growth and building shareholder value. The key elements of this strategy include:

  •
  Continued profitable expansion of existing operations.  Management remains focused on executing the consolidated capital program and pursuing additional investment opportunities within existing service territories. Fortis has also demonstrated its ability to acquire additional regulated utilities in Canada and the United States. Fortis' standalone operating model and financial strength, driven by a strong balance sheet and investment-grade credit ratings, position it well for future investment opportunities in existing franchise areas.

  •
  Deliberate approach to acquisitions.  Fortis has an acquisition rationale that is diligently followed, and includes future growth prospects, accretive to earnings per common share, a proven management team, supportive regulatory construct, and a favorable economy. Over the past decade, Fortis has demonstrated a proven track record of successfully acquiring and integrating regulated utilities in Canada and the U.S. that have added to Fortis' geographic, regulatory and economic diversity. Fortis expects that the acquisition of ITC will be an extension of this track record. ITC not only further strengthens and diversifies the Fortis business, but also accelerates Fortis' growth. Fortis expects that the acquisition of ITC will better position the combined company to pursue transmission opportunities to improve reliability, expand access to power markets and allow new generating resources to interconnect to transmission systems and lower the overall cost of delivered energy for customers.

Industry and Market Data

Electric Power Industry—North America

        The electric power industry is essential to North America's modern economy, security and standard of living. Electricity powers all sub-sectors of the North American economy, including its factories, hospitals, schools, public facilities and transportation infrastructure, among others. The United States is a leader in the generation and supply of electricity, and is one of the world's largest electricity consumers. The electric power industry accounts for more than 2% of the U.S. gross domestic product, or GDP, and employs more than 500,000 workers. According to the Edison Electric Institute in its 2014 Financial Review, U.S. electric output was 4,015,340 GWh in 2014, an increase of 0.5% from the prior year. Fortis' U.S. utilities operate in the Mid-Atlantic and Rocky Mountain regions. On a regional basis, the Mid-Atlantic region experienced a decline in output of (1.2)% and the Rocky Mountain region experienced a growth in output of 1.2%, which is above the national average. In Canada, installed electricity generation capacity reached 140 GW in 2014, with hydroelectricity remaining the primary source of electric power, representing 55% of total capacity. According to the Canadian National

Energy Board in its report, Canada's Energy Future 2016, Canadian electricity demand in 2014 accounted for 17% of the total Canadian end-use energy demand.

        The electric power industry is primarily composed of three types of operations:

  •
  generation;

  •
  transmission; and

  •
  distribution.

        Transmission systems generally consist of transmission towers, power lines, substations and associated facilities, typically operated at 60 kV or above, that are used to reliably transmit electricity across longer distances. Distribution systems generally consist of facilities, including power lines, poles, meters and associated support systems, generally operated below 60 kV, that are used for the distribution of electricity to end customers.

        In North America, the network of transmission and distribution lines is not unified into a single power grid. Instead, there are several main grids that are distinct and have only limited points of interconnection. FERC granted NERC the legal authority to enforce reliability standards with all users, owners and operators of the bulk power system in the United States and certain Canadian regulators have also adopted such standards. Compliance with these standards is mandatory and enforceable in the applicable jurisdictions. In many regions of North America, in coordination with FERC and NERC, regional transmission operators, or RTOs, or Independent System Operators, or ISOs, manage the flow of electric power and help administer the bulk power market in their respective geographic regions.

        In North America, electric distribution companies generally have been awarded exclusive rights by the affected provinces and states to distribute electricity in a specified geographic area. Provincial and state public utility commissions are charged with the oversight and regulation of local electric distribution companies. State regulation of electric distribution companies has a variety of objectives, including ensuring adequate supply, dependable service and reasonable prices for consumers, while also providing utility companies the opportunity to earn a fair and reasonable return on their investments.

        In North America, electric distribution companies provide a delivery service at rates set by government regulators which are generally based on the cost of operating the delivery system, including the cost of capital. Electric distribution companies generally do not earn a profit from the price of fuel that is used for the generation of electricity, which is supplied to their customers. Typically, the delivery service rate is combined with fuel cost recovery charges to determine a customer's bill, among other line items.

        In its Annual Energy Outlook 2014, the U.S. Energy Information Administration, or EIA, projects that electricity demand in the U.S. will increase by 29% from 2012 to 2040, driven, in part, by the increased use of electricity in the commercial and residential sectors due to greater cooling requirements and continuous growth in demand for electrical devices and equipment, which are expected to offset efficiency gains. There are a number of factors that impact the long-term demand for electricity, including economic growth, relative energy prices and technology choices by end users, among other factors. Population shifts to warmer regions with greater cooling requirements affect both residential and commercial electricity sales. Changes in electricity demand result in corresponding changes in electricity generation and the mix of technologies used to meet demand. The Canadian National Energy Board projects that electricity generation capacity in Canada will increase at an average annual rate of 1% until 2040.

Natural Gas Industry—North America

        Natural gas supplies nearly one-fourth of all of the energy used in the United States and is one of the most important energy sources for the future in light of its relative abundance, environmental qualities and multiple applications across sectors. According to the American Gas Association, natural gas serves approximately 66.7 million homes, 5.4 million businesses, 192,000 factories and 1,900 electric generating units in the United States. According to the American Gas Association, natural gas utilities spend more than US$22.0 billion annually to help enhance the safety of natural gas distribution and transmission systems to such end customers. In Canada, the natural gas industry directly employed 15,642 persons. According to the Canadian Gas Association, natural gas served 6.1 million homes, 573,656 businesses and 21,885 industries in Canada in 2014. Additionally, according to the Canadian Gas Association, the natural gas distribution sector generated just over $5.2 billion dollars of Canada's GDP. Natural gas will continue to play an important role for meeting energy demand in the United States and Canada.

        The natural gas industry is primarily composed of four types of operations:

  •
  exploration and production;

  •
  gathering and processing;

  •
  transmission and storage; and

  •
  local distribution.

        Local distribution is the last step in delivering natural gas to end customers. While some large industrial, commercial and electric-generation customers receive natural gas directly from high-capacity transmission pipelines, most end-use customers receive natural gas from a local distribution company, or LDC. LDCs are regulated natural gas utilities that deliver natural gas to end consumers within a specific geographic area. LDCs typically transport natural gas from central delivery points located on interstate and intrastate transmission pipelines to households. The delivery point where the natural gas is transferred from a transmission pipeline to the local gas utility is often termed the "citygate." LDCs take ownership of the natural gas at the citygate and deliver it to each customer's meter through an extensive network of thousands of miles of small-diameter distribution pipe.

        LDCs are generally awarded exclusive rights to distribute natural gas in a specified geographic area. Public utility commissions are charged with the oversight and regulation of LDCs. Provincial and state regulation of LDCs has a variety of objectives, including ensuring adequate supply, dependable service and reasonable prices for consumers, while also providing utility companies the opportunity to earn a fair and reasonable return on their investments.

        LDCs do not typically earn a profit from the price of natural gas supplied to their customers; rather, LDCs provide a delivery service at rates set by government regulators based on the cost of operating the delivery system, including the cost of capital. The delivery service rate is combined with charges to recover the cost of the natural gas supplied to determine a customer's bill.

        In its Annual Energy Outlook 2015, the EIA projects that natural gas consumption in the U.S. will increase from 26.2 trillion cubic feet, or Tcf, in 2013 to 29.7 Tcf in 2040, primarily driven by increased use of natural gas in the industrial and electric power generation sectors.

        In the short term, demand for natural gas by LDC customers is impacted by the weather, fuel switching and the economy. Due to the extensive use of natural gas for heating and the increasing use of natural gas for power generation, the demand for natural gas is primarily seasonal, with demand peaking during the winter to meet heating load and in the summer to meet power-generation load.

        There are also a number of factors that impact the long-term demand for natural gas, including residential and commercial demand, driven primarily by residential heating applications, the price of electricity, the price of natural gas, the price of competing energy sources such as fuel oil, energy efficiency, technological advances, state of the economy, use of natural gas for electric generation, use of natural gas in the transportation sector and environmental regulations. Higher rates of economic growth generally lead to increased consumption of natural gas, primarily in response to their effects on housing starts, commercial floor space and industrial output.

Regulatory Environment and Principal Markets

Federal Energy Regulatory Commission

        Among other things, FERC regulates the transmission and wholesale sales of electricity in interstate commerce and the transmission and sale of natural gas for resale in interstate commerce. Through its Regulated Electric & Gas Utilities—United States segment, certain aspects of Fortis' business are subject to regulation by FERC.

        Pursuant to the FPA, public utilities must maintain tariffs and rate schedules on file with FERC which govern the rates, terms and conditions for the provision of FERC-jurisdictional wholesale power and transmission services. Unless otherwise exempt, any person that owns or operates facilities used for the wholesale sale or transmission of power in interstate commerce is a public utility subject to FERC's jurisdiction. FERC regulates, among other things, the disposition of certain utility property, the issuance of securities by public utilities, the rates, the terms and conditions for the transmission or wholesale sale of power in interstate commerce, interlocking officer and director positions, and the uniform system of accounts and reporting requirements for public utilities.

        For certain of Fortis' utilities, FERC governs the ROE, rates, terms and conditions of transmission of electric energy in interstate commerce (including interconnection of independent power generators to the interstate transmission grid), and the rates, terms and conditions of wholesale sales of electric energy in interstate commerce, which includes cost-based rates and market-based rates. Certain of Fortis' utilities are also subject to the rules and requirements of regional capacity and electric energy markets in New York, administered by the NYISO. For certain of Fortis' utilities, FERC approves transmission revenue requirements. Wholesale transmission revenues are recovered through formula rates that are approved by FERC. In addition, certain of Fortis' utilities have been granted authority to engage in sales at market-based rates, and have also been granted certain waivers of FERC reporting and accounting regulations available to non-traditional public utilities. However, Fortis cannot provide assurance that such authorities or waivers will not be revoked for these affiliates or will be granted in the future to other affiliates. FERC has the right to review books and records of "holding companies," as defined in the Public Utility Holding Company Act of 2005, or PUHCA 2005, that are determined by FERC to be relevant to the companies' respective FERC-jurisdictional rates. Fortis is a holding company, as defined in the PUHCA 2005.

        FERC has civil penalty authority over violations of any provision of Part II of the FPA, as well as any rule or order issued thereunder. FERC is authorized to assess a maximum civil penalty of US$1.0 million per violation for each day that the violation continues. The FPA also provides for the assessment of criminal fines and imprisonment for violations under Part II of the FPA. Pursuant to EPAct 2005, NERC has been certified by FERC as the Electric Reliability Organization to develop and oversee the enforcement of electric system reliability standards applicable throughout the United States, which are subject to FERC review and approval. FERC-approved reliability standards may be enforced by FERC independently, or, alternatively, by NERC and the regional reliability organizations with frontline responsibility for auditing, investigating and otherwise ensuring compliance with reliability standards, subject to FERC oversight. Monetary penalties of up to US$1.0 million per day per violation may be assessed for violations of the reliability standards.

        FERC's policies and rules will continue to evolve, and FERC may amend or revise them, or may introduce new policies or rules in the future. The impact of such policies and rules on Fortis' business is uncertain and cannot be predicted at this time.

Market Anti-Manipulation Regulation

        FERC and the U.S. Commodity Futures Trading Commission, or the CFTC, monitor certain segments of the physical and futures energy commodities market pursuant to the FPA and the Commodity Exchange Act, including markets in which Fortis' utilities in the United States operate. In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which incorporated an expansion of the authority of the CFTC to prohibit market manipulation in the markets regulated by the CFTC. With regard to the physical purchases and sales of electricity and natural gas, the gathering storage, transmission and delivery of these energy commodities and any related trading or hedging transactions that some of Fortis' utilities undertake, they are required to observe these anti-market manipulation laws and related regulations enforced by FERC and CFTC. FERC and CFTC hold substantial enforcement authority, including the ability to assess civil penalties of up to US$1.0 million per day per violation, to order disgorgement of profits and to recommend criminal penalties.

State Regulation

        Fortis' utilities in New York and Arizona are subject to regulation by the applicable state public utility commissions, including with regard to their rates, terms and conditions of service, issuance of securities, purchase or sale of utility assets and other accounting and operational matters. Specifically, Central Hudson and its operating subsidiaries are subject to regulation by the NYPSC and UNS Energy Corporation and its operating subsidiaries are subject to regulation by the Arizona Corporation Commission, or ACC. The NYPSC exercises jurisdiction over the siting of electric transmission lines and the approval of certain mergers or other business combinations involving Central Hudson and/or its operating subsidiaries, while the ACC exercises jurisdiction over the siting of electric transmission lines and the approval of certain mergers or other business combinations involving UNS Energy Corporation and/or its operating subsidiaries. In addition, the NYPSC and ACC have the authority to impose penalties on the respective utilities they regulate, which could be substantial, for violating state utility laws and regulations and their orders.

        Fortis' utilities in New York and Arizona distribute electricity and/or natural gas to retail customers in their service territory at rates established under COS regulation. Under this regulatory structure, Fortis' utilities in New York and Arizona recover the cost of providing service to their customers based on the utilities' respective costs, and earn a return on their capital investment in utility assets.

        Further, as a result of a restructuring of the utility industry in New York, most of Central Hudson's customers have the opportunity to purchase their electricity or natural gas supplies from third-party energy supply vendors. Most customers in New York, however, continue to purchase such supplies through the distribution utilities under regulated energy rates and tariffs. Central Hudson purchases electricity or natural gas from unaffiliated wholesale suppliers and recovers the actual approved costs of these supplies on a pass-through basis, as well as certain costs associated with industry restructuring, through reconciling rate mechanisms that are periodically adjusted.

RTOs and ISOs

        Central Hudson has access to participate in the electric markets administered by the NYISO. The NYISO administers centralized bid-based energy, capacity, ancillary services, and Transmission Congestion Contract, or TCC, markets pursuant to tariffs on file with FERC. These tariffs and rules dictate how the energy, capacity, ancillary services and TCC markets operate, how market participants bid, clear, are dispatched, make bilateral sales with one another, and how entities with market-based rates are compensated. Certain of these markets set prices, referred to as locational marginal prices, that reflect the value of energy, capacity, certain ancillary services and TCC, based upon geographic locations, transmission constraints, and other factors. Each market is subject to market mitigation measures designed to limit the exercise of market power. Some markets limit the prices of the bidder based upon some level of cost justification. These market structures impact the bidding, operation, dispatch and sale of energy, capacity, ancillary services and TCC.

        The RTOs and ISOs are also responsible for transmission planning, operations and the electric reliability within their respective regions. Central Hudson has transferred operational control over its electric transmission facilities to the NYISO.

Environmental Laws and Regulations

        Fortis' electric and gas utilities are subject to numerous U.S. and Canadian federal, state and provincial environmental laws and regulations. The management of greenhouse gas emissions is a specific environmental concern of Fortis' regulated utilities in Canada and the United States, primarily due to new and emerging federal, provincial and state greenhouse gas laws, regulations and guidelines. In British Columbia, the Government of British Columbia's Energy Plan, Carbon Tax Act, Clean Energy Act, Greenhouse Gas Reduction (Cap and Trade) Act and Greenhouse Gas Reduction Targets Act affect, or may potentially affect, the operations of FortisBC Energy and FortisBC Electric. The utilities continue to assess and monitor the impact that the Energy Plan and the Clean Energy Act may have on future operations.

        In August 2015, the U.S. Environmental Protection Agency, or the U.S. EPA, issued the Clean Power Plan, or CPP, which limits carbon emissions from existing fossil-fueled power plants. The CPP establishes state-level carbon emission rates and mass-based goals that apply to fossil fuel-fired generation. The plan targets carbon emissions reductions for existing facilities by 2030 and establishes interim goals that begin in 2022. The CPP will require a shift in generation from coal to natural gas and renewables and could lead to the early retirement of coal generation in Arizona within the 2022 to 2030 compliance time-frame. As of December 31, 2015, approximately 43% of UNS Energy's generating capacity was fueled by coal. UNS Energy is currently in the process of transitioning its generation resource mix, as appropriate, in order to reduce carbon emissions. UNS Energy intends to continue to work with the other Arizona and New Mexico utilities, as well as the appropriate regulatory agencies, to develop compliance strategies. UNS Energy is unable to predict how the final CPP rule will impact its facilities until state plans are developed and approved by the U.S. EPA.

        The U.S. EPA incorporated the compliance obligations for existing power plants located on lands held in trust by the United States for the benefit of a Native American tribe, or tribal lands, including the Navajo Nation, in the existing sources rule and a newly proposed federal plan using a compliance method similar to that of the states. The proposed federal plan would be implemented for any tribal lands or state that does not submit a plan or that does not have a U.S. EPA or approved state plan. UNS Energy will work with the participants at Four Corners and Navajo to determine how this revision may impact compliance and operations at the facilities. The reduction of greenhouse gases achieved due to the shutdowns resulting from Regional Haze compliance will be equivalent to those required under the CPP rule. UNS Energy cannot predict the ultimate outcome of these matters.

        UNS Energy's compliance requirements under the CPP are subject to the outcomes of proceedings and litigation challenging the rule. In February 2016, the U.S. Supreme Court granted a stay effectively ordering the U.S. EPA to stop CPP implementation efforts until legal challenges to the regulation have been resolved. The ruling introduces uncertainty as to whether and when the states and utilities will have to comply with the CPP. UNS Energy will continue to work with the Arizona Department of Environmental Quality to determine what actions, if any, need to be taken in light of the ruling. UNS Energy anticipates that the ruling will delay the requirement to submit a plan or request an extension under the CPP by September 2016.

        If any of the coal-fired generation plants, or coal-handling facilities, from which UNS Energy obtains power are closed prior to the end of their useful life in response to recent or future changes in environmental regulation, UNS Energy could be required to recognize a material impairment of its assets and incur added expenses relating to accelerated depreciation and amortization, decommissioning and cancellation of long-term coal contracts of such generating plants and facilities. Closure of any such generating stations may force UNS Energy to incur higher costs for replacement capacity and energy. UNS Energy may not be permitted recovery of these costs in customer rates.

        In addition, early closures of certain generating units could require UNS Energy to redeem some or all tax-exempt bonds associated with the respective generating units.

        Environmental laws and regulations have given rise to environmental liabilities at certain of Fortis' utilities. TEP is contractually obligated to pay a portion of the environmental reclamation costs incurred at generating stations in which it has an ownership interest and is obligated to pay similar costs at the coal mines that supply these generating stations. As of December 31, 2015, TEP has recognized approximately US$25 million in mine reclamation obligations, representing the present value of the estimated future liability. While TEP has recorded the portion of its obligations for such reclamation costs that can be determined at this time, the total costs and timing of final reclamation at these sites are unknown and could be substantial. TEP currently recovers final mine reclamation costs through regulator-approved mechanisms as costs are paid to the coal suppliers.

        Central Hudson is exposed to environmental contingencies associated with manufactured gas plants, or MGPs, that it and its predecessors owned and operated to serve their customers' heating and lighting needs from the mid to late 1800s to the 1950s. The New York State Department of Environmental Conservation, or the DEC, regulates the timing and extent of remediation of MGP sites in New York State. As of December 31, 2015, Central Hudson has recognized approximately US$92 million in associated MGP environmental remediation liabilities. As approved by the NYPSC, Central Hudson is currently permitted to recover MGP site investigation and remediation costs in customer rates.

Canadian Regulatory Environment

        Fortis' regulated gas and electric utilities in the provinces of British Columbia, Alberta, Ontario, Prince Edward Island and Newfoundland and Labrador are subject to regulation by the applicable provincial public utility regulator, including with regard to their tariffs, rates, terms and conditions of service, construction and other accounting and operational matters. Specifically, FEI and FortisBC Electric are subject to regulation by the BCUC pursuant to the Utilities Commission Act (British Columbia); FortisAlberta is subject to regulation by the AUC pursuant to the Alberta Utilities Commission Act (Alberta), the Electric Utilities Act (Alberta), the Public Utilities Act (Alberta), and the Hydro and Electric Energy Act (Alberta); FortisOntario is regulated by the Ontario Energy Board, or the OEB, under the Ontario Energy Board Act, 1998, the Electricity Act, 1998 (Ontario) and the Energy Consumer Protection Act, 2010 (Ontario); Maritime Electric is regulated by the Island Regulatory and Appeals Commission, or IRAC, under the Electric Power Act (Prince Edward Island) and the Renewable Energy Act (Prince Edward Island); and Newfoundland Power is regulated by the PUB under the Utilities Act (Newfoundland and Labrador). The BCUC, the AUC, the OEB, the IRAC and the PUB have the authority to impose penalties on the respective utilities they regulate, which could be substantial, for violating applicable laws and regulations and their orders.

        Fortis' utilities in Canada distribute electricity and/or natural gas to retail customers in their service territory at rates established primarily under COS regulation. Under this regulatory structure, Fortis' regulated utilities in British Columbia, Ontario, Prince Edward Island and Newfoundland and Labrador generally recover the cost of providing distribution service to their customers based on their respective costs, and earn a return on their capital investment in utility assets. In British Columbia, the BCUC regulatory framework includes some PBR attributes that are in effect through the end of 2019. Effective January 1, 2013, the AUC prescribed that distribution utilities in Alberta, including FortisAlberta, move to a form of performance-based regulation for a period of five years through the end of 2017. PBR is a method of calculating and setting utility rates using a formula that adjusts utility rate changes to inflation minus an enhanced efficiency or industry productivity factor. Except in limited circumstances, rates are expected to rise less than inflation.

Nature of Regulation

        The nature of regulation and material regulatory decisions and applications associated with each of Fortis' regulated electric and gas utilities are summarized as follows.

		Allowed		Allowed Returns (%)						Significant Features
Regulated Utility	Regulatory Authority	Common Equity (%)		2014		2015		2016		Future or Historical Test Year Used to Set Customer Rates
				ROE
TEP	ACC	43.5		10.00		10.00		10.00		COS/ROE(1)
UNS Electric	ACC	52.6	(2)	9.50		9.50		9.50	(2)	ROEs established by the ACC
UNS Gas	ACC	50.8		9.75		9.75		9.75

										Historical Test Year

Central	NYPSC	48		10.00		10.00/		9.00		COS/ROE
Hudson						9.00	(3)			Earnings sharing mechanism
										ROE established by the PSC

										Future Test Year

FEI	BCUC	38.5	(2)	8.75		8.75		8.75	(2)	COS/ROE
FEVI	BCUC	41.5	(4)	9.25		n/a(4)		n/a(4)		PBR mechanism for 2014 through 2019
FEWI	BCUC	41.5	(4)	9.50		n/a(4)		n/a(4)		ROEs established by the BCUC

										2013 test year with 2014 through 2019 rates set using PBR mechanism

FortisBC	BCUC	40	(2)	9.15		9.15		9.15	(2)	COS/ROE
Electric										PBR mechanism for 2014 through 2019
										ROE established by the BCUC

										2013 test year with 2014 through 2019 rates set using PBR mechanism

FortisAlberta	AUC	40	(2)	8.30		8.30		8.30	(2)	COS/ROE
										PBR mechanism for 2013 through 2017 with capital tracker account and other supportive features
										ROE established by the AUC

										2012 test year with 2013 through 2017 rates set using PBR mechanism

Newfoundland	PUB	45	(2)	8.80		8.80		8.80	(2)	COS/ROE
Power				+/–		+/–		+/–		ROE established by the PUB
				50 bps		50 bps		50 bps

										Future Test Year

Maritime	IRAC	40		9.75		9.75		9.35		COS/ROE
Electric										ROE established by the PEI Energy Accord in 2014 and 2015. ROE in 2016 established by IRAC

										Future Test Year

FortisOntario	OEB	40		8.93	–	8.93	–	8.93	–	COS/ROE(5)
				9.85		9.30		9.30

										Future test year and incentive regulation rate-setting mechanism

Caribbean	Electricity Regulatory					ROA

Utilities	Authority	N/A		7.00	–	7.25	–	6.75	–	COS/ROA
				9.00		9.25		8.75		Rate-cap adjustment mechanism based on published consumer price indices

										Historical Test Year

Fortis Turks	Government of the	N/A		15.00	–	15.00	–	15.00	–	COS/ROA
and Caicos	Turks and Caicos Islands			17.50	(6)	17.50	(6)	17.50	(6)

										Historical Test Year

(1)
Additionally, allowed ROEs are adjusted for the fair value of rate base as required under the laws of the State of Arizona.

(2)
Interim and subject to change pending the outcome of regulatory proceedings effective January 1, 2016 for FortisAlberta, FEI and FortisBC Electric; May 1, 2016 for UNS Electric; and July 1, 2016 for Newfoundland Power.

(3)
Allowed ROE of 10.0% with a 48% common equity component of capital structure to June 30, 2015. Allowed ROE of 9.00% with a 48% common equity component of capital structure effective July 1, 2015 through June 30, 2018.

(4)
As approved by the BCUC, effective December 31, 2014, FEVI and FEWI were amalgamated with FEI and, as a result, the allowed ROE and common equity component of capital structure for 2015 reverted to those of FEI.

(5)
Cornwall Electric is subject to a rate-setting mechanism under a Franchise Agreement with the City of Cornwall, based on a price cap with commodity cost flow through.

(6)
Achieved ROAs at the utilities are significantly lower than those allowed under licences as a result of the inability, due to economic and political factors, to increase base customer electricity rates.

Material Regulatory Decisions, Applications and Proceedings

        The following summarizes the significant regulatory decisions, applications and proceedings for Fortis' regulated utilities for 2015 and in the first quarter of 2016.

UNS Energy

        General Rate Applications.    In November 2015, TEP filed a general rate application, or GRA, with the ACC requesting new retail rates to be effective January 1, 2017, using the year ended June 30, 2015 as an historical test year. The key provisions of the rate request include (i) a base retail rate increase of US$110 million, or 12.0%, compared with adjusted test year revenue, (ii) a 7.34% return on original cost rate base of US$2.1 billion, (iii) a common equity component of capital structure of approximately 50%, (iv) a cost of equity of 10.35% and an average cost of debt of 4.32%, and (v) rate design changes that would reduce the reliance on volumetric sales to recover fixed costs, and a new net metering tariff that would ensure that customers who install distributed generation pay an equitable price for their electric service. Since its last approved rate order in 2013, which used a 2011 historical test year, TEP's total rate base has increased by approximately US$0.6 billion and the common equity component of capital structure has increased from 43.5% to approximately 50%. In May 2015, UNS Electric filed a GRA requesting new retail rates to be effective May 1, 2016, using 2014 as an historical test year. A hearing on UNS Electric's application concluded in March 2016 and a decision is expected in the third quarter of 2016. The nature of UNS Electric's GRA was similar to that of TEP. A decision on TEP's application is expected in the fourth quarter of 2016.

        FERC Order.    In 2015, TEP reported to FERC that it had not filed on a timely basis certain FERC jurisdictional agreements and, at that time, TEP made necessary compliance filings, including the filing of several TEP transmission service agreements entered into between 2003 and 2015 that contained certain deviations from TEP's standard form of service agreement. In April 2016, FERC issued an order relating to late-filed transmission service agreements, which directs TEP to issue time value refunds to the relevant counterparties to the agreements in an amount up to $18 million (US$13 million). The refund was recognized in the first quarter of 2016, resulting in a reduction of earnings of $11 million (US$8 million) after tax. TEP is reviewing the calculation of the ordered refunds to determine if issuing the refunds would cause TEP to have provided service at a loss under each transmission service agreement, in which case the refund amount may be reduced. Refunds are due to the relevant counterparties within 30 days from the issuance of the FERC order and a refund report must be filed with FERC within 30 days thereafter. TEP can appeal the order within 60 days from the date issued. The results of the compliance filings are still being reviewed by FERC and, as a result, FERC could also impose civil penalties on TEP.

Central Hudson

        Three-Year Rate Order.    In June 2015, the NYPSC issued a rate order for Central Hudson covering a three-year period, with new electricity and natural gas delivery rates effective July 1, 2015. A delivery rate freeze was implemented for electricity and natural gas delivery rates through June 30, 2015 as part of the regulatory approval of the acquisition of Central Hudson by Fortis. Central Hudson invested approximately US$225 million in energy infrastructure during the two-year delivery rate freeze period ended June 30, 2015. The approved rate order reflects an allowed ROE of 9.0% and a 48% common equity component of capital structure. The rate order includes capital investments of approximately US$490 million during the three-year period targeted at making the electric and gas systems stronger.

        The approved rate order includes full cost recovery of electric and natural gas commodity costs and continuation of certain mechanisms, including revenue decoupling and earnings sharing mechanisms. In the approved earnings sharing mechanism, Central Hudson and customers share equally earnings in excess of 50 basis points above the allowed ROE up to an achieved ROE that is

100 basis points above the allowed ROE. Earnings in excess of 100 basis points above the allowed ROE are shared primarily with the customer. In addition, the rate order includes a major storm reserve for electric operations and provides for continuation of recovery of various operating expenses, including environmental site investigation and remediation costs. To the extent that Central Hudson receives gas delivery revenue associated with a new contract implemented in late 2014, associated revenue is being used to mitigate future gas customer rate increases, effective July 1, 2015.

        Reforming the Energy Vision.    In 2014, the NYPSC issued an order instituting a proceeding to reform New York's electricity industry and regulatory practices, or Reforming the Energy Vision. The initiative seeks to further a number of policy objectives and seeks to determine the appropriate role of electric distribution utilities in furthering these objectives, as well as considering regulatory changes to better align utility interest with energy policy objectives. In 2015, Central Hudson continued to fully participate in this proceeding. The outcome of Reforming the Energy Vision cannot be determined at this time and it could impact the scope of regulated utilities in New York.
FortisBC Energy and FortisBC Electric

        Multi-Year PBR Plans.    In September 2014, the BCUC issued its decisions on FEI and FortisBC Electric's Multi-Year PBR Plans for 2014 through 2019. The approved PBR Plans incorporate incentive mechanisms for improving operating and capital expenditure efficiencies. Operation and maintenance expenses and base capital expenditures during the PBR period are subject to an incentive formula reflecting incremental costs for inflation and half of customer growth, less a fixed productivity adjustment factor of 1.1% for FEI and 1.03% for FortisBC Electric each year. The approved PBR Plans also include a 50%/50% sharing of variances from the formula-driven operation and maintenance expenses and capital expenditures over the PBR period, and a number of service quality measures designed to ensure FEI and FortisBC Electric maintain service levels. It also sets out the requirements for an annual review process which will provide a forum for discussion between the utilities and interested parties regarding current performance and future activities.

        In May 2015 and June 2015, the BCUC issued its decisions on FEI and FortisBC Electric's 2015 rates in compliance with the PBR decisions issued in September 2014. The decisions approved 2015 midyear rate base of approximately $3,661 million and $1,249 million for FEI and FortisBC Electric, respectively, and approved customer rate increases for 2015 of 0.7% and 4.2% over 2014 rates, respectively.

        In December 2015, the BCUC issued its decisions on FEI and FortisBC Electric's 2016 rates. The decisions approved 2016 midyear rate base of approximately $3,693 million and $1,286 million for FEI and FortisBC Electric, respectively, and approved customer rate increases for 2016 of 1.79% and 2.96% over 2015 rates, respectively.

        Generic Cost of Capital Proceedings.    A GCOC Proceeding to establish the allowed ROE and capital structures for regulated utilities in British Columbia occurred from 2012 through 2014. FEI was designated as the benchmark utility and a BCUC decision established that the ROE for the benchmark utility would be set at 8.75% with a 38.5% common equity component of capital structure, both effective January 1, 2013 through December 31, 2015. The GCOC Proceeding reaffirmed for FortisBC Electric a risk premium over the benchmark utility of 40 basis points, resulting in an allowed ROE of 9.15% effective January 1, 2013 through December 31, 2015, and a common equity component of capital structure at 40%.

        The BCUC decision directed FEI to file an application to review the 2016 benchmark utility ROE and common equity component of capital structure. In October 2015, as required by the regulator, FEI filed its application to review the 2016 benchmark allowed ROE and common equity component of capital structure. As FEI is the benchmark utility, the review of the application could also have an impact on FortisBC Electric. A decision on the application is expected in the second quarter of 2016.

FortisAlberta

        Generic Cost of Capital Proceedings.    In March 2015, the AUC issued its decision on the GCOC Proceeding in Alberta. The GCOC Proceeding set FortisAlberta's allowed ROE for 2013 through 2015 at 8.30%, down from the interim allowed ROE of 8.75%, and set the common equity component of capital structure at 40%, down from 41%. The AUC also determined that it would not re-establish a formula-based approach to setting the allowed ROE at this time. Instead, the allowed ROE of 8.30% and common equity component of capital structure of 40% will remain in effect on an interim basis for 2016 and beyond. For regulated utilities in Alberta under PBR mechanisms, including FortisAlberta, the impact of the changes to the allowed ROE and common equity component of capital structure resulting from the GCOC Proceeding applies to the portion of rate base that is funded by capital tracker revenue only. For assets not being funded by capital tracker revenue, no revenue adjustment is required for the change in the allowed ROE and common equity component of capital structure, from that set in an earlier GCOC decision.

        In April 2015, the AUC initiated a GCOC Proceeding to set the allowed ROE and capital structure for 2016 and 2017. While the AUC approved a request by utilities in Alberta to negotiate matters at issue in the GCOC Proceeding for 2016, a negotiated settlement was not reached and a 2016 and 2017 GCOC Proceeding commenced. A hearing is scheduled for June 2016 and a decision is expected before the end of 2016.

        Capital Tracker Applications.    The funding of capital expenditures during the PBR term is a material aspect of the PBR plan for FortisAlberta. The PBR plan provides a capital tracker mechanism to fund the recovery of costs associated with certain qualifying capital expenditures.

        In March 2015, the AUC issued its decision related to FortisAlberta's 2013, 2014 and 2015 Capital Tracker Applications. The decision: (i) indicated that the majority of FortisAlberta's applied for capital trackers met the established criteria and were, therefore, approved for collection from customers; (ii) approved FortisAlberta's accounting test to determine qualifying K factor amounts; and (iii) confirmed certain inputs to be used in the accounting test, including the conclusion that the weighted average cost of capital be based on actual debt rates and the allowed ROE and capital structure approved in the GCOC Proceeding.

        In September 2015, the AUC approved FortisAlberta's compliance filing related to the 2015 Capital Tracker Decision, substantially as filed. Capital tracker revenue of $17 million was approved for 2013 on an actual basis and capital tracker revenue of $42 million and $62 million was approved on a forecast basis for 2014 and 2015, respectively. FortisAlberta collected $15 million, $29 million and $62 million in 2013, 2014 and 2015, respectively, related to capital tracker expenditures.

        In May 2015, FortisAlberta filed an application with the AUC seeking: (i) capital tracker revenue of $72 million for 2016 and $90 million for 2017; (ii) a reduction of $5 million to the 2014 capital tracker revenue to reflect actual capital expenditures; and (iii) approval of additional revenue related to capital tracker amounts that had not been fully approved in the 2015 Capital Tracker Decision. In February 2016, the AUC issued its decision related to FortisAlberta's 2014 True-Up and 2016-2017 Capital Tracker Applications, resulting in a capital tracker revenue adjustment of less than $1 million in the first quarter of 2016. FortisAlberta expects to recognize capital tracker revenue of $65 million for 2016, a decrease of $7 million from the amount previously requested in the 2016-2017 Capital Tracker Application, due to revised forecast capital additions and directions from the AUC's decision in February 2016. In April 2016, FortisAlberta filed its compliance filing related to the February 2016 capital tracker decision and a decision is expected in the second half of 2016. FortisAlberta expects that the adjustments to capital tracker revenue discussed above will be considered in the 2017 Annual Rates Application, to be filed in September 2016, and reflected in customer rates effective January 1, 2017.

        FortisAlberta recognized capital tracker revenue of approximately $59 million in 2015, of which $9 million was related to updates to the 2013 and 2014 capital tracker approved amounts. The capital tracker revenue for 2015 of approximately $50 million incorporates an update for related 2015 capital expenditures as compared to the approved forecast reflected in current rates. This resulted in a deferral of $12 million of 2015 capital tracker revenue as a regulatory liability. Capital tracker revenue related to 2015 is still subject to change and FortisAlberta expects to file a 2015 True-Up Application in the second quarter of 2016.

        2016 Annual Rates Application.    In December 2015 the regulator approved FortisAlberta's 2016 Annual Rates Application substantially as filed. The rates and riders, effective January 1, 2016, include an increase of approximately 4.6% to the distribution component of customer rates. This increase reflects: (i) a combined inflation and productivity factor of 0.9%, (ii) a K factor placeholder of $64 million, which is 90% of the depreciation and return associated with the 2016 forecast capital tracker expenditures as filed in the capital tracker applications, as discussed previously and (iii) $17 million for adjustments to 2013, 2014 and 2015 capital tracker revenue as filed in the capital tracker compliance filing related to the 2015 capital tracker decision.

        Utility Asset Disposition Matters.    In previous decisions, the AUC made statements regarding cost responsibility for stranded assets and gains or losses related to extraordinary retirement of utility assets, which FortisAlberta and other Alberta utilities challenged as being incorrectly made. Stranded assets are generally understood to be utility assets no longer used to provide utility service as a result of extraordinary circumstances. The AUC's statements implied that the shareholder is responsible for the cost of stranded assets in a broader sense than that generally understood by regulated utilities and also conflicted with the Electric Utilities Act (Alberta). As a result, the utilities in Alberta had filed leave to appeal motions with the Court of Appeal of Alberta.

        In September 2015, the Court of Appeal of Alberta issued a decision that dismissed the appeals of the utilities. The basis for the decision was that the AUC should be accorded deference for its conclusions in utility asset disposition matters. The decision by the Court of Appeal of Alberta has no immediate impact on FortisAlberta's financial position. However, FortisAlberta is exposed to the risk that unrecovered costs associated with utility assets subsequently deemed by the AUC to have been subject to an extraordinary retirement will not be recoverable from customers. In November 2015, the utilities in Alberta filed a leave to appeal motion with the Supreme Court of Canada. In April 2016, the Supreme Court of Canada dismissed the leave to appeal application.

Eastern Canadian Electric Utilities

        In October 2015, Newfoundland Power filed a 2016/2017 GRA with the PUB to set customer rates effective July 1, 2016, proposing an overall average increase in electricity rates of 3.1%. In March 2016, Newfoundland Power filed a revised 2016/2017 GRA with the PUB, reducing the proposed overall average increase in electricity rates to 2.5% effective July 1, 2016. The reduction in the rate request primarily reflects actual financial results of operations for 2015, as well as updated 2016/2017 forecasts and operating costs. The GRA includes a full review of Newfoundland Power's costs, including cost of capital. A public hearing was completed in April 2016 and a decision on the application is expected by the end of the second quarter of 2016.

        In October 2015, Maritime Electric filed a GRA with the IRAC to set customer rates effective March 1, 2016, on expiry of the Prince Edward Island Energy Accord. In January 2016 Maritime Electric and the Government of Prince Edward Island entered into a 2016 General Rate Agreement covering the three-year period from March 1, 2016 through February 28, 2019. The agreement, which was subsequently approved by the regulator as filed, is generally consistent with the GRA filed in October 2015, however, reflects an allowed ROE capped at 9.35% on an average common equity component of capital structure of approximately 40% for 2016 through 2018.

Significant Regulatory Proceedings

        The following table summarizes significant ongoing regulatory proceedings, including filing dates and expected timing of decisions for Fortis' regulated utilities.

Regulated Utility	Application/Proceeding	Filing Date	Expected Decision
TEP	GRA for 2017	November 2015	Fourth quarter of 2016
UNS Electric	GRA for 2016	May 2015	Third quarter of 2016
Central Hudson	Reforming the Energy Vision	Not applicable	To be determined
FEI	2016 Cost of Capital Application	October 2015	Mid-2016
FortisAlberta	2016/2017 GCOC Proceeding	Not applicable	Second half of 2016
Newfoundland Power	GRA for 2016/2017	October 2015	Second quarter of 2016

Customers

        Fortis delivers electricity and natural gas to residential, commercial, industrial and wholesale customers in Arizona and New York through the regulated utilities in its Regulated Gas & Electric—United States segment. Upon completion of the merger, the combined company will deliver natural gas and electricity to additional, primarily wholesale, customers through its regulated utilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma. Fortis' customer payment terms are governed by the respective regulatory authority in the states of Arizona, with respect to TEP, UNS Electric and UNS Gas, and New York, with respect to Central Hudson, and each of the regulated utilities must provide extended payment arrangements to customers for past due balances. Additionally, TEP, UNS Electric and Central Hudson generate a portion of the electricity they transmit and distribute in their respective retail markets. TEP also generates and provides electricity to wholesale customers in the western United States.

        Fortis is engaged in the electric and natural gas industries in Canada through its regulated utility holdings in its Regulated Gas Utility—Canadian and Regulated Electric Utilities—Canadian segments. FortisBC Energy delivers natural gas to residential, commercial and industrial customers in British Columbia. FortisAlberta owns and operates the electricity distribution system in a substantial portion of southern and central Alberta. Fortis delivers electricity to residential, commercial and industrial customers in British Columbia, Newfoundland and Labrador, Ontario and Prince Edward Island through FortisBC Electric, Newfoundland Power, FortisOntario and Maritime Electric, respectively, each of which generates a portion of the electricity they distribute. Each of the regulated utilities' customer payment terms are governed by the respective regulatory authority in the applicable jurisdictions.

        Fortis delivers electricity to residential, commercial and industrial customers in the Cayman Islands and Turks and Caicos through the regulated utilities in its Regulated Electric Utilities—Caribbean segment. Payment terms for the regulated utilities are governed by the licenses under which each of the utilities operates.

        Fortis sells all of its output from its non-regulated Waneta Expansion in British Columbia to BC Hydro and FortisBC Electric under 40-year contracts. Fortis sells all of its output from its non-regulated generation assets in Belize to Belize Electricity under 50-year power purchase agreements expiring in 2055 and 2060.

Competition

        The majority of Fortis' regulated utilities operate as the sole supplier of electricity and/or gas within their respective service territories. Fortis' regulated utilities own and operate facilities that generate, transmit and distribute electricity and/or gas to their customers. Services are priced based on tariff rates as determined by state and provincial regulators and are designed to recover the costs of providing these services and provide a reasonable return on invested capital. This regulatory policy is intended to provide safe and reliable electricity at fair prices. Competition in the regulated electric business is primarily from on-site generation of industrial customers and distributed generation, such as rooftop solar, at residential, general service and/or industrial customer sites.

        At Fortis' regulated gas utilities, natural gas primarily competes with electricity for space and hot water heating load. The growth in the North American natural gas supply, primarily from shale gas production, has resulted in a lower natural gas price environment, which has helped improve natural gas competitiveness on an operating basis. Nevertheless, upfront capital cost differences between electricity and natural gas equipment continue to present a challenge for the competitiveness of natural gas on a fully-costed basis.

Generation Facilities

        The following table sets forth certain information relating to Fortis' electricity generation facilities and their respective locations, type and installed capacity as of December 31, 2015. Unless noted otherwise, Fortis owns each of these facilities through its operating subsidiaries.

Generation Facility	Total Generating Capacity (MW)(1)		Number of Units or Plants	Primary Fuel Type	Location
Regulated
UNS Energy
Springerville Station	793	(2)	2	Coal	Springerville, Arizona
San Juan Station	680	(3)	2	Coal	Farmington, New Mexico
Navajo Station	1,500	(4)	3	Coal	Page, Arizona
Four Corners Station	1,570	(5)	2	Coal	Farmington, New Mexico
Gila River Power Station	550	(6)	1	Gas	Gila Bend, Arizona
Luna Generating Station	555	(7)	1	Gas	Deming, New Mexico
Sundt Station	422		4	Gas/Oil	Tucson, Arizona
Sundt Internal Combustion Turbines	50		2	Gas/Oil	Tucson, Arizona
DeMoss Petrie	75		1	Gas	Tucson, Arizona
North Loop	94		4	Gas	Tucson, Arizona
Springerville Solar Station	16			Solar	Springerville, Arizona
Tucson Solar Projects	13			Solar	Tucson, Arizona
Ft. Huachuca Project	17			Solar	Ft. Huachuca, Arizona
Black Mountain	90		2	Gas	Kingman, Arizona
Valencia	63		4	Gas/Oil	Nogales, Arizona
La Senita	1			Solar	Kingman, Arizona
Rio Rico	7			Solar	Rio Rico, Arizona
FortisBC Electric
Kootenay River System(8)	225		4	Hydroelectric	Kootenay River, British Columbia
Eastern Canadian Electric Utilities
Newfoundland Power	139	(9)	28	Hydroelectric/Thermal	Newfoundland and Labrador
Maritime Electric	150		2	Thermal	Prince Edward Island
Regulated Electric Utilities—Caribbean
Caribbean Utilities	132		1	Diesel	Grand Cayman, Cayman Islands
Fortis Turks and Caicos	82		1	Diesel	Turks and Caicos
Non-Regulated—Energy Infrastructure
Waneta Expansion	335	(10)	1	Hydroelectric	Trail, British Columbia
Walden(11)	16		1	Hydroelectric	Lillooet, British Columbia
Belize(12)	51		3	Hydroelectric	Macal River, Belize
Cornwall	5		1	Gas	Cornwall, Ontario

(1)
Unit capabilities are based on winter capacity.
(2)
Represents 100% ownership, of which TEP has a 49.5% ownership interest in Unit 1 (192 MW) and 100% ownership interest in Unit 2 (406 MW). TEP has entered into a settlement agreement pursuant to which it has agreed to purchase the balance of the 50.5% ownership interest in Unit 1 which is expected to close in 2016.
(3)
Represents 100% ownership, of which TEP has a 50% ownership interest in each of Units 1 and 2 (each unit, 170 MW).
(4)
Represents 100% ownership, of which TEP has a 7.5% ownership interest in each of Units 1, 2 and 3 (each unit, 56 MW).
(5)
Represents 100% ownership, of which TEP has a 7% ownership interest in each of Units 4 and 5 (each unit, 55 MW).
(6)
Represents 100% ownership, of which TEP has a 75% ownership interest in Unit 1 (413 MW) and UNS Electric has a 25% ownership interest in Unit 1 (137 MW).
(7)
Represents 100% ownership, of which TEP has a 33.3% ownership interest in Unit 1 (185 MW).

(8)
FortisBC Electric's four hydroelectric generating facilities are governed by the multi-party Canal Plant Agreement, pursuant to which six separate owners of nine major hydroelectric facilities with a combined capacity of approximately 1,900 MW, coordinate the operation and dispatch of their generating plants.
(9)
Comprised of 97 MW hydroelectric generating capacity and 42 MW thermal capacity.
(10)
Represents 100% ownership interest in the Waneta Expansion, of which Fortis owns 51% and CPC/CBT owns 49%. The Waneta Expansion is operated and maintained by FortisBC Electric.
(11)
As of December 31, 2015, the Walden facility has been classified as held for sale and was subsequently sold in February 2016.
(12)
The hydroelectric generation operations in Belize are conducted through Fortis' indirectly wholly-owned subsidiary BECOL under a franchise agreement with the Government of Belize.

        The following table sets forth certain operating data relating to the transmission and distribution activities of each of Fortis' regulated utilities in the electricity and natural gas industries as of December 31, 2015.

		Electricity				Natural Gas
Utility	Jurisdiction	Peak Demand(1) (MW)	Transmission and Distribution Lines (km)		Customers	Peak Demand(1) (TJ)	Transmission and Distribution Pipeline (km)	Customers
Regulated Electric and Gas Utilities—United States:
UNS Energy	Arizona	3,267	22,113		511,000	109	4,944	152,000
Central Hudson	New York	1,059	12,600	(2)	300,000	140	2,300	79,000
Regulated Gas Utility—Canadian:
FortisBC Energy	British Columbia	—	—		—	1,074	48,000	982,000
Regulated Electric Utilities—Canadian:
FortisAlberta	Alberta	2,733	121,000	(3)	539,000	—	—	—
FortisBC Electric	British Columbia	624	7,200		168,000	—	—	—
Newfoundland Power	Newfoundland and Labrador	1,359	12,000		262,000	—	—	—
Maritime Electric	Prince Edward Island	264	5,800		78,000	—	—	—
FortisOntario	Ontario	260	3,600		65,000	—	—	—
Regulated Electric Utilities—Caribbean:
Caribbean Utilities	Cayman Islands	101	700	(4)	28,000	—	—	—
Fortis Turks and Caicos	Turks and Caicos	38	600		14,000	—	—	—

(1)
For the year ended December 31, 2015.
(2)
Excludes 2,400 trench km of underground lines.
(3)
Consists of electricity distribution lines only.
(4)
Excludes approximately 24 km of submarine cables.

        In addition, Fortis owns and operates three natural gas storage facilities. The following table provides an overview of these storage facilities as of December 31, 2015.

Facility	Capacity (MMcfd)	Max Injection (MMcfd)	Max Withdrawal (MMcfd)	Location
Tilbury LNG	600	4.5	150	Delta, British Columbia
Mount Hayes LNG	1,500	7.5	150	Vancouver Island, British Columbia
Aitken Creek Gas Storage Facility	77,100	419	565	Fort St. John, British Columbia

Employees

        As of December 31, 2015, Fortis had 7,736 employees, with 4,365 located in Canada, 2,981 in the United States and 390 in other countries. The following table provides breakdown of full-time equivalent employees of Fortis by business segment as of the dates indicated:

	As of December 31,
	2015	2014	2013
Regulated Electric and Gas Utilities—United States
UNS Energy	2,015	2,031	—	(1)
Central Hudson	966	923	884
Regulated Gas Utility—Canadian
FortisBC Energy	1,620	1,660	1,720
Regulated Electric Utilities—Canadian
FortisAlberta	1,162	1,144	1,106
FortisBC Electric	507	500	310
Eastern Canadian	1,033	1,038	1,031
Regulated Electric Utilities—Caribbean	356	364	340
Non-Regulated—Energy Infrastructure	34	40	40
Non-Regulated—Non-Utility	—	2,300	2,400
Corporate and Other	43	26	22

Total	7,736	10,026	7,853

(1)
UNS Energy was acquired by Fortis in August 2014.

        Approximately 60% of Fortis' employees work under collective bargaining agreements. Fortis and its subsidiaries have not experienced any work stoppages since 2013 and Fortis considers the relationship of its subsidiaries with their labor unions and associations to be satisfactory.

Legal Proceedings

        Fortis and its subsidiaries are subject to various legal proceedings and claims arising in the ordinary course of business operations. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. While the ultimate outcome and impact of any proceeding cannot be predicted with certainty, Fortis' management believes that the resolution of its pending proceedings will not have a material adverse effect on Fortis' consolidated financial condition or results of operations.

TEP

Springerville Unit 1

        In November 2014, the third-party owners of the Springerville Unit 1 filed a complaint against TEP with FERC, or the FERC Action, alleging that TEP had not agreed to wheel power and energy for the third-party owners in the manner specified in the existing Springerville Unit 1 facility support agreement between TEP and the third-party owners and for the cost specified by the third-party owners. The third-party owners requested an order from FERC requiring such wheeling of the third-party owners' energy from their Springerville Unit 1 interests beginning in January 2015 for the price specified by the third-party owners. In February 2015, FERC issued an order denying the third-party owners' complaint. In March 2015, the third-party owners filed a request for rehearing in the FERC Action, which FERC denied in October 2015. In December 2015, the third-party owners appealed

FERC's order denying the third-party owners' complaint to the U.S. Court of Appeals for the Ninth Circuit. In December 2015, TEP filed an unopposed motion to intervene in the Ninth Circuit appeal.

        In December 2014, the third-party owners filed a complaint against TEP in the Supreme Court of the State of New York, New York County, or the New York Action. In response to motions filed by TEP to dismiss various counts and compel arbitration of certain of the matters alleged and the court's subsequent ruling on the motions, the third-party owners have amended the complaint three times, dropping certain of the allegations and raising others in the New York Action and in the arbitration proceeding described below. As amended, the New York Action alleges, among other things, that TEP (i) failed to properly operate, maintain and make capital investments in Springerville Unit 1 during the term of the leases and (ii) breached the lease transaction documents by refusing to pay certain of the third-party owners' claimed expenses. The third amended complaint seeks US$71 million in liquidated damages as well as direct and consequential damages in an amount to be determined at trial. The third-party owners have also agreed to stay their claim that TEP has not agreed to wheel power and energy as required pending the outcome of the FERC Action. In November 2015, the third-party owners filed a motion for summary judgment on their claim that TEP failed to pay certain of the third-party owners' claimed expenses.

        In December 2014 and January 2015, Wilmington Trust Company, as owner trustees and lessors under the leases of the third-party owners, sent notices to TEP alleging that TEP had defaulted under the third-party owners' leases. The notices demanded that TEP pay liquidated damages totaling approximately US$71 million. In letters to the owner trustees, TEP denied the allegations in the notices.

        In April 2015, TEP filed a demand for arbitration with the American Arbitration Association, or the AAA, seeking an award of the owner trustees and co-trustees' share of unreimbursed expenses and capital expenditures for Springerville Unit 1. In June 2015, the third-party owners filed a separate demand for arbitration with the AAA alleging, among other things, that TEP has failed to properly operate, maintain and make capital investments in Springerville Unit 1 since the leases have expired. The arbitration demand seeks declaratory judgments, damages in an amount to be determined by the arbitration panel and the third-party owners' fees and expenses. TEP and the third-party owners have since agreed to consolidate their arbitration demands into one proceeding. In August 2015, the third-party owners filed an amended arbitration demand adding claims that TEP converted the third-party owners' water rights and certain emission reduction payments and that TEP is improperly dispatching the third-party owners' unscheduled Springerville Unit 1 power and capacity.

        In October 2015, the arbitration panel granted TEP's motion for interim relief, ordering the owner trustees and co-trustees to pay TEP their pro rata share of unreimbursed expenses and capital expenditures for Springerville Unit 1 during the pendency of the arbitration. Any amounts collected could be subject to refund if the arbitration panel subsequently upholds all or portions of the third-party owners' claims. The arbitration panel also denied the third-party owners' motion for interim relief, which had requested that TEP be enjoined from dispatching the third-party owners' unscheduled Springerville Unit 1 power and capacity. TEP has been scheduling the third-party owners' entitlement share of power from Springerville Unit 1, as permitted under the Springerville Unit 1 facility support agreement, since June 2015. The arbitration hearing is scheduled for July 2016.

        In November 2015, TEP filed a petition to confirm the interim arbitration order in the Supreme Court of the State of New York naming owner trustee and co-trustee as respondents. The petition seeks an order from the court confirming the interim arbitration order under the Federal Arbitration Act. In December 2015, the owner trustees filed an answer to the petition and a cross motion to vacate the interim arbitration order. TEP filed a motion in further support of the petition in January 2016.

        As of December 31, 2015, TEP billed the third-party owners approximately US$23 million for their pro rata share of Springerville Unit 1 expenses and US$4 million for their pro-rata share of capital expenditures, none of which had been paid as of February 29, 2016.

        In February 2016, TEP and the third-party owners entered into a settlement agreement in which they agreed to stay the Springerville Unit 1 litigation matters. The settlement agreement also provides that TEP will purchase the third-party owners' 50.5% undivided interest in Springerville Unit 1 for US$85 million and the third-party owners will pay TEP US$13 million for operating costs related to Springerville Unit 1 incurred on behalf of the third-party owners. Upon completion of the purchase, all outstanding disputes, pending litigation and arbitration proceedings between TEP and the third-party owners, will be dismissed with prejudice.

        The purchase of the third-party owners' undivided interest in Springerville Unit 1 is subject to, among other things, FERC approval and satisfaction of other customary closing conditions. TEP expects the purchase to close in the second quarter of 2016. However, there is no assurance that the settlement will be finalized or that the litigation will not continue. Therefore, at this time, TEP cannot predict the outcome of the claims relating to Springerville Unit 1 and, due to the general and non-specific scope and nature of the claims, Fortis cannot determine estimates of the range of loss, if any, at this time and, accordingly, no amount has been accrued in the consolidated financial statements. Should the litigation matters continue, TEP intends to continue vigorously defending itself against the claims asserted by the third-party owners and to vigorously pursue the claims it has asserted against the owner trustees and co-trustees.

Mine Reclamation Costs

        TEP pays ongoing reclamation costs related to coal mines that supply generating stations in which TEP has an ownership interest but does not operate. TEP is liable for a portion of final reclamation costs upon closure of the mines servicing the San Juan, Four Corners and Navajo generating stations. TEP's share of reclamation costs at all three mines is expected to be US$43 million upon expiration of the coal supply agreements, which expire between 2017 and 2031. The mine reclamation liability recorded as of December 31, 2015 and 2014 was US$25 million and US$22 million, respectively, and represents the present value of the estimated future liability.

        Amounts recorded for final reclamation are subject to various assumptions, such as estimations of reclamation costs, the dates when final reclamation will occur, and the expected inflation rate. As these assumptions change, TEP will prospectively adjust the expense amounts for final reclamation over the remaining coal supply agreements' terms.

        TEP is permitted to fully recover these costs from retail customers and, accordingly, these costs are deferred as a regulatory asset.

Central Hudson

Site Investigation and Remediation Program

        Central Hudson and its predecessors owned and operated manufactured gas plants, or MGPs, to serve their customers' heating and lighting needs. These plants manufactured gas from coal and oil beginning in the mid to late 1800s, with all sites ceasing operations by the 1950s. This process produced certain by-products that may pose risks to human health and the environment.

        The DEC, which regulates the timing and extent of remediation of MGP sites in New York, has notified Central Hudson that it believes Central Hudson or its predecessors at one time owned and/or operated MGPs at seven sites in Central Hudson's franchise territory. The DEC has further requested that Central Hudson investigate and, if necessary, remediate these sites under a consent order, voluntary clean-up agreement or Brownfield clean-up agreement. Central Hudson accrues for remediation costs based on the amounts that can be reasonably estimated. As of December 31, 2015 and 2014, obligations of US$92 million and US$105 million, respectively, were recognized in respect of site investigation and remediation. Based upon cost model analysis completed in 2014, it is estimated, with a 90% confidence level, that total costs to remediate these sites over the next 30 years will not exceed US$169 million.

        Central Hudson has notified its insurers and intends to seek reimbursement from insurers for remediation, where coverage exists. Further, as authorized by the NYPSC, Central Hudson is currently permitted to defer, for future recovery from customers, differences between actual costs for MGP site investigation and remediation and the associated rate allowances, with carrying charges to be accrued on the deferred balances at the authorized pre-tax rate of return. In the three year rate order issued by the NYPSC in June 2015, Central Hudson's authorization to defer all site investigation and remediation costs was reaffirmed and extended through June 2018.

Asbestos Litigation

        Prior to and after its acquisition by Fortis, various asbestos lawsuits have been brought against Central Hudson. While a total of 3,350 asbestos cases have been raised, 1,167 remained pending as of December 31, 2015. Of the cases no longer pending against Central Hudson, 2,027 were dismissed or discontinued without payment by Central Hudson, and Central Hudson settled the remaining 156 cases. Fortis is presently unable to assess the validity of the outstanding asbestos lawsuits. However, based on information known to Fortis at this time, including Central Hudson's experience in the settlement and/or dismissal of asbestos cases, Fortis believes that the costs which may be incurred in connection with the remaining lawsuits will not have a material effect on Central Hudson's financial position, results of operations or cash flows and, accordingly, no amount has been accrued in the consolidated financial statements.

FortisBC Electric

        The Government of British Columbia filed a claim in the British Columbia Supreme Court in June 2012 claiming on its behalf, and on behalf of approximately 17 homeowners, damages suffered as a result of a landslide caused by a dam failure in Oliver, British Columbia in 2010. The Government of British Columbia alleges in its claim that the dam failure was caused by the defendants', which include FortisBC Electric, use of a road on top of the dam. The Government of British Columbia estimates its damages and the damages of the homeowners, on whose behalf it is claiming, to be approximately $15 million. While FortisBC Electric has notified its insurers, it has been advised by the Government of British Columbia that a response to the claim is not required at this time. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

FHI

        In April 2013, FHI and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band, or the Band. The claim is in regard to interests in a pipeline right of way on reserve lands. The pipeline on the right of way was transferred by FHI (formerly Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks orders cancelling the right of way and claims damages for wrongful interference with the Band's use and enjoyment of reserve lands. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

Office Facilities

        Fortis believes that its 21,899 square feet leased corporate office facilities in St. John's, Newfoundland and Labrador are adequate for its current needs and that additional office space can be obtained if necessary.

Management of Fortis

Fortis Directors and Executive Officers

        The following table sets forth the name, age and position of each of Fortis' current executive officers and directors as of May 9, 2016. For a discussion of the expected composition of Fortis' executive officers and directors as of the closing of the merger, see the section entitled "Proposal 1: The Merger—Board of Directors and Management of Fortis and ITC after the Merger."

Name	Age	Position
Executive officers
Barry V. Perry	51	President and Chief Executive Officer and Director
Karl W. Smith	58	Executive Vice President, Chief Financial Officer
Nora M. Duke	54	Executive Vice President, Corporate Services and Chief Human Resource Officer
James P. Laurito	59	Executive Vice President, Business Development
Earl A. Ludlow	59	Executive Vice President, Eastern Canadian and Caribbean Operations
David C. Bennett	45	Executive Vice President, Chief Legal Officer and Corporate Secretary
Janet A. Craig	50	Vice President, Investor Relations
Karen J. Gosse	45	Vice President, Planning and Forecasting
James D. Roberts	51	Vice President, Controller
James D. Spinney	57	Vice President, Treasurer
Directors
David G. Norris(1)(2)(3)(4)	68	Director and Chair
Tracey C. Ball(1)(4)	58	Director
Pierre J. Blouin(2)(3)(4)	58	Director
Peter E. Case(1)(3)(4)	61	Director
Maura J. Clark(1)(3)(4)	57	Director
Margarita K. Dilley(1)(4)	58	Director
Ida J. Goodreau(2)(3)(4)	64	Director
Douglas J. Haughey(1)(2)(4)	59	Director
R. Harry McWatters(3)(4)	70	Director
Ronald D. Munkley(2)(3)(4)	70	Director
Jo Mark Zurel(2)(4)	52	Director

(1)
Member of Fortis' audit committee.
(2)
Member of Fortis' human resources committee.
(3)
Member of Fortis' governance and nominating committee.
(4)
Independent director under NYSE requirements.

Executive Officers

        Barry V. Perry has served as Fortis' President and Chief Executive Officer and as a member of its board of directors since January 2015. He has held various positions with Fortis for over 16 years. He served as Fortis' President from June 2014 to December 2014 and, prior to that, served as Fortis' Vice President, Finance and Chief Financial Officer since January 2004. Mr. Perry serves on the boards of UNS Energy Corporation, the FortisBC Group of Companies, CH Energy Group and FortisAlberta. Mr. Perry is a Chartered Accountant and holds a bachelor of commerce degree from Memorial University of Newfoundland.

        Karl W. Smith has served as Fortis' Executive Vice President and Chief Financial Officer since June 2014. Prior to that, Mr. Smith served as President and Chief Executive Officer of FortisAlberta since April 2007 and President and Chief Executive Officer of Newfoundland Power Inc. since 2004. Mr. Smith currently serves on the boards of directors of CH Energy Group and the FortisBC Group of Companies. Mr. Smith is a Chartered Accountant and holds a bachelor of commerce degree from Memorial University of Newfoundland.

        Nora M. Duke has served as Fortis' Executive Vice President, Corporate Services and Chief Human Resource Officer since August 2015. She has held various positions with Fortis for over 30 years and has served as the President and Chief Executive Office of Fortis Properties from May 2007 to August 2015. Ms. Duke currently serves on the board of directors of Central Hudson and of Slate Office REIT (TSX: SOT.UN). Ms. Duke holds a bachelor of commerce degree and master's degree in business administration from Memorial University of Newfoundland.

        James P. Laurito has served as Fortis' Executive Vice President, Business Development since April 2016. Previously, Mr. Laurito served as the President and Chief Executive Officer of Central Hudson from January 2010 to November 2014. Prior to joining Central Hudson, Mr. Laurito served as the President and Chief Executive Officer of both New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Avangrid, Inc. Mr. Laurito has been Chairman of the Hudson Valley Economic Development Corporation since January 1, 2015 and currently serves on the board of UNS Energy Corporation. He holds a bachelor of science degree in civil engineering from West Virginia University and completed an executive program in finance and manufacturing management at Columbia University.

        Earl A. Ludlow has served as Fortis' Executive Vice President, Eastern Canadian and Caribbean Operations since August 2014. Mr. Ludlow's career with Fortis spans more than 36 years. He served as President and Chief Executive Officer of Newfoundland Power from April 2007 to July 2014. Mr. Ludlow currently serves as a member of the boards of directors of Newfoundland Power, Maritime Electric, FortisOntario and Caribbean Utilities. He holds a bachelor's degree in electrical engineering and a master's degree in business administration from Memorial University of Newfoundland.

        David C. Bennett has served as Fortis' Executive Vice President, Chief Legal Officer and Corporate Secretary since May 2016 and served as Vice President, Chief Legal Officer and Corporate Secretary since September 2014. Prior to that time, Mr. Bennett served as Vice President, Operations Support, General Counsel and Corporate Secretary of FortisBC Inc., FEI and FHI since February 2013 and Vice President, General Counsel and Corporate Secretary of FortisBC Inc., FEI and FHI since June 2010. Mr. Bennett holds a bachelor of arts degree and bachelor of laws degree from the University of Victoria and is admitted to the bar in British Columbia and Newfoundland and Labrador.

        Janet A. Craig has served as Fortis' Vice President, Investor Relations since October 2015. Prior to that time, Ms. Craig served as Senior Vice President, Investor Relations of Loblaws Companies Limited from March 2013 to May 2015. Ms. Craig holds a bachelor of arts degree from the University of Toronto.

        Karen J. Gosse has served as Fortis' Vice President, Planning and Financing since November 2015. Ms. Gosse joined the Fortis organization in 2004 and has served as Vice President Finance and Chief Financial Officer of Fortis Properties since May 2013. Ms. Gosse is a Chartered Accountant and holds a bachelor of commerce degree from Memorial University of Newfoundland.

        James D. Roberts has served as Fortis' Vice President, Controller since May 2015 and Controller since May 2013. Mr. Roberts career with Fortis spans more than 12 years. He served as Vice President Finance and Chief Financial Officer of Fortis Properties from June 2008 to May 2013. Mr. Roberts is a Chartered Accountant and holds a bachelor of commerce degree from Memorial University of Newfoundland.

        James D. Spinney has served as Fortis' Vice President, Treasurer since May 2015 and Treasurer since March 2013. Prior to that time, Mr. Spinney served as Manager, Treasury of Fortis since October 2002. Mr. Spinney has held various positions with Fortis for over 26 years. Mr. Spinney is a Chartered Accountant and holds a bachelor of science degree from Memorial University of Newfoundland.

Directors

        David G. Norris has served as a member of Fortis' board of directors since May 2005 and as Chair since December 2010. Previously, he served as a member of the boards of directors of Newfoundland Power from 2003 until 2010 and Fortis Properties from 2006 to 2010. Mr. Norris was a financial and management consultant from 2001 until December 2013. He holds a bachelor's degree in commerce from Memorial University of Newfoundland and a master's degree in business administration from McMaster University.

        Tracey C. Ball has served as a member of Fortis' board of directors since May 2014. Ms. Ball also Chairs the board of directors of FortisAlberta. Until her retirement in September 2014, Ms. Ball served as the Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor bank to Canadian Western Bank in 1987, she worked in public accounting and consulting. She also has served on the City of Edmonton LRT Governance Board since October 2012. Prior to joining Fortis, Ms. Ball has served on several private and public sector boards of directors. Ms. Ball is a Chartered Accountant and holds a bachelor's degree in commerce from Simon Fraser University.

        Pierre J. Blouin has served as a member of Fortis' board of directors since May 2015. He served as the Chief Executive Officer of Manitoba Telecom Services, Inc. (TSX:MBT) from December 2005 until December 2014. Mr. Blouin holds a bachelor's degree of commerce in business administration from Hautes Etudes Commerciales.

        Peter E. Case has served as a member of Fortis' board of directors since May 2005. He previously served as a member of the board of directors of FortisOntario from 2003 until 2010. Prior to that, Mr. Case served as Executive Director, Institutional Equity Research of CIBC World Markets Corporation until his retirement in February 2003. Mr. Case holds a bachelor's of arts and a master's degree in business administration from Queens College, as well as a master's degree in divinity from Wycliffe College, University of Toronto.

        Maura J. Clark has served as a member of Fortis' board of directors since May 2015. She previously served as President, Direct Energy Business from 2007 until March 2014. Ms. Clark has also served as a director of Elizabeth Arden, Inc. (NASDAQ: RDEN) since 2005 and Agrium Inc. (TSX: AGU; NYSE; AGU) since February 2016. Ms. Clark is a Chartered Accountant and holds a bachelor's degree in economics from Queen's University.

        Margarita K. Dilley has served as a member of Fortis' board of directors since May 2016. She has served as a member of the board of directors of CH Energy Group, Inc. since 2004 and as its Chair since January 2015. Previously, Ms. Dilley served as Vice President and Chief Financial Officer of ASTROLINK International LLC from 1998 to 2004. She holds bachelor's degrees in chemistry and history from Cornell University, a master's degree in chemistry from Columbia University and a master's degree in business administration from Wharton Graduate School, University of Pennsylvania.

        Ida J. Goodreau has served as a member of Fortis' board of directors since May 2009. She currently serves as an Adjunct Professor at Sauder School of Business, University of British Columbia and has served as a member of the board of director of FHI and FortisBC Inc. since 2007 and 2010, respectively. Mr. Goodreau has served on the boards of directors of numerous private and public companies. She holds a bachelor's degree in commerce and a master's degree in business administration from the University of Windsor, as well as a bachelor's degree in English and economics from the University of Western Ontario.

        Douglas J. Haughey has served as a member of Fortis' board of directors since May 2009. He has served on the boards of directors of FortisAlberta since April 2010 and Keyera Corporation (TSX:KEY) since May 2013. Previously, Mr. Haughey served as Chief Executive Officer of Churchill Corporation from August 2012 to May 2013. He holds a bachelor's degree in administration from the University of Regina and a master's degree in business administration from the University of Calgary.

        R. Harry McWatters has served as a member of Fortis' board of directors since May 2007. He currently serves as President of Vintage Consulting Group Inc., Harry McWatters Inc. and TIME Estate Winery. Mr. McWatters previously served as a member of the boards of directors of FortisBC Inc. from September 2005 to March 2013 and on the FHI and FEI boards from November 2007 to March 2013.

        Ronald D. Munkley has served as a member of Fortis' board of directors since May 2009. He has also serves as a member of the board of directors of Bird Construction Inc. (TSX:BDT) since October 2011. Prior to his retirement in April 2009, Mr. Munkley served as Vice Chairman and Head of the Power and Utility Business of CIBC World Markets. He holds a bachelor's degree in engineering from Queens University.

        Jo Mark Zurel has served as a member of Fortis' board of directors since May 2016. He has served as President and Owner of Stonebridge Capital Inc. since 2006. Previously, Mr. Zurel served as Senior Vice President and Chief Financial Officer of CHC Helicopter Corporation (NYSE:HELI) from 1998 to 2006. He has served as a member of the board of directors of Newfoundland Power since 2008 and as its Chair since 2012. Mr. Zurel is a Chartered Accountant and holds a bachelor's degree in commerce from Dalhousie University.

Corporate Governance

        As a Canadian reporting issuer with securities listed on the TSX, Fortis has in place a system of corporate governance practices which is responsive to applicable Canadian requirements, including those of the Canadian Securities Administrators, which has issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines, or the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to National Instrument 58-101—Disclosure of Corporate Governance Practices, or NI 58-101. Fortis' corporate governance practices meet or exceed all applicable Canadian requirements.

Compliance with NYSE Standards

        In the context of its listing on the NYSE, Fortis is classified as a foreign private issuer. Fortis does not intend to rely on the foreign private issuer exemptions with respect to the NYSE listing requirements, which permit Fortis to follow home country governance practices, other than as noted in the following paragraph. Fortis benchmarks its policies and procedures against governance standards in Canada, with a view to adopting best practices when appropriate to its circumstances. Fortis' governance system incorporates some best practices derived from the NYSE, and is in compliance with applicable rules adopted by the SEC. Fortis may in the future elect to follow Canadian home country practices with respect to other NYSE listing requirements.

        Fortis expects to follow Canadian home country practices with regard to the following NYSE listing requirement. Section 303A.08 of the NYSE Listed Company Manual requires a listed company to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans. In comparison, the TSX rules require shareholder approval of equity-based compensation plans only in respect of plans which involve the delivery of newly issued securities or specified amendments to such plans. Fortis does not seek shareholder approval for equity-based compensation plans and amendments thereto unless they involve newly issued securities or constitute specified amendments under TSX rules.

Board Composition

        Under Fortis' articles of continuance, Fortis' board of directors must consist of a minimum of 3 and a maximum of 15 directors as determined from time to time by the directors. As of the closing of this offering, Fortis' board of directors will be comprised of 12 directors. Under the Corporations Act, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a special meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders for a term of one year. Under the Corporations Act, at least one quarter of Fortis' directors must be resident Canadians as defined in the Corporations Act.

        There are no family relationships among any of Fortis' directors or executive officers.

Majority Voting Policy

        In accordance with the requirements of the TSX, Fortis has adopted a "Majority Voting Policy," which provides that if any nominee for election as a director of Fortis receives, from the common shares voted at an annual meeting, a greater number of votes "withheld" than "for" his or her election, such director must immediately tender his or her resignation to the Chair of Fortis' board. Any such resignation will take effect on acceptance by Fortis' board. The governance and nominating committee will expeditiously consider such offer and make a recommendation to Fortis' board of directors whether such resignation should be accepted. Fortis' board will accept such resignation absent exceptional circumstances that would warrant the director continue to serve on Fortis' board, as determined by Fortis' board in accordance with its fiduciary duties to Fortis and its shareholders. Fortis' board of directors will make its decision and announce it in a press release within 90 days following the annual meeting. If Fortis' board declines to accept the resignation, the press release shall fully state the reason for that decision. Any director who tenders his or her resignation will not participate in any meeting of Fortis' board or the governance and nominating committee relating to his or her resignation. The Majority Voting Policy does not apply to a contested election of directors, that is, where the number of nominees exceeds the number of directors to be elected.

Director Term Limits and Other Mechanisms of Board Renewal

        Fortis' board of directors believes that it is in Fortis' best interest to limit the term of directors, helping to ensure independence, a diversity of views and fresh insight. Consistent with the median upper age limit among TSX 60 companies that have a similar age limit policy, the upper age limit for Fortis' directors is 72 years old. Except in exceptional circumstances as determined by Fortis' board, Fortis directors will be eligible for re-election until the annual meeting next following the earlier of the date on which they achieve age 72 or the 12th anniversary of their initial election to Fortis' board. The policy does not apply to Mr. Perry whose service on Fortis' board is related to his tenure as President and Chief Executive Officer.

        In addition to its policy in respect of tenure of directors which facilitates timely board renewal, the Fortis board of directors also carries out a robust annual assessment process of Fortis' board and for each director. Led by the governance and nominating committee, together with the Chair of Fortis' board, an annual assessment is carried out on Fortis' board, the committees, the Chair and each director. The annual assessment process includes a survey to be completed by each director on the effectiveness of Fortis' board, its members, the committees, and Fortis' board's relationship with management. The annual assessment also includes one on one meetings with the Chair, during which the Chair conducts peer evaluation interviews and solicits general feedback. A meeting of the directors without the Chair present is held to discuss the Chair's performance. This assessment process augments the structured renewal process afforded by Fortis' policy in respect of tenure of directors.

Director Independence

        Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees, or NI 52-110. Under the NYSE rules, a director is independent if the board of directors of the listed company affirmatively determines that the director has no material relationship with the listed company. Fortis' board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, Fortis' board of directors has determined that 11 of the 12 members of its board of directors are "independent" as that term is defined under NI 52-110 and the rules of the NYSE. Mr. Perry is not independent by reason of the fact that he is Fortis' President and Chief Executive Officer.

        Members of Fortis' board of directors are also members of the boards of other public companies. Currently, there are no instances where directors of Fortis jointly serve as directors on the same board of another public company, other than a subsidiary of Fortis. See "—Fortis Directors and Executive Officers." Fortis' board of directors has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Meetings of Independent Directors

        Fortis' board and each of its committees meets in camera, without the attendance of members of management at each meeting. Mr. Norris serves as the non-executive Chair of Fortis' board. Mr. Perry attends Fortis committee meetings in his capacity as President and Chief Executive Officer of Fortis at the invitation of the committees and is not a member of any of the committees.

Governance Guidelines and Code of Business Conduct and Ethics

        Fortis has adopted a Board of Directors Governance Guidelines, or the Governance Guidelines, which complies with the rules of the NYSE. Fortis has also adopted a Code of Business Conduct and Ethics, or Code of Conduct, applicable to all of its directors, officers and employees, and to the extent feasible also to consultants, contractors and representatives of Fortis and each Fortis subsidiary, which complies with the rules of the NYSE and is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC and which is a "code" under NI 58-101.

        The full text of the Governance Guidelines and the Code of Conduct will be posted on Fortis' website at www.fortisinc.com. Information contained on, or that can be accessed through, Fortis' website does not constitute a part of this prospectus and is not incorporated by reference herein. If Fortis makes any amendment to the Code of Conduct or grants any waivers, including any implicit waiver, from a provision of the Code of Conduct, Fortis will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC's Form 20-F, if a waiver or amendment of the Code of Conduct applies to Fortis' principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, Fortis will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

Diversity

        In 2015, Fortis adopted a Diversity Policy that describes the principles underlying Fortis' approach to diversity and its objectives with respect to diversity among its leadership team at the board and executive level. Fortis believes that having a diverse board of directors enhances board operations, and diversity is among the factors that Fortis considers when evaluating the composition of Fortis' board. The governance and nominating committee considers diversity criteria including gender, ethnicity, geographic representation, education, cultural background, experience and age. Fortis currently has four female directors.

        Fortis similarly believes that having a diverse and inclusive organization overall is beneficial to its success, and is committed to diversity and inclusion at all levels of its organization to ensure that it attracts, retains and promotes the brightest and most talented individuals. Fortis has recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Fortis currently has four female executive officers.

        Fortis has not adopted fixed targets for gender representation on Fortis' board or in executive officer positions. Fortis' board of directors believes that establishing quotas or a formulaic approach does not necessarily result in the identification or selection of the best candidates. Rather, the recruitment and selection process is conducted pursuant to the criteria summarized above, with a commitment to increase female representation on Fortis' board and at the executive level.

Committees of the Board of Directors

        Fortis currently has an audit committee, a human resources committee and a governance and nominating committee, and each committee has a written mandate which sets out the activities or areas of Fortis business to which the committee is required to devote its attention. All committees are currently composed of "independent" directors as the term is defined under NI 52-110 and the rules of the NYSE.

Audit Committee

        Fortis' audit committee is comprised of Messrs. Case, Norris and Haughey and Mmes. Ball, Clark and Dilley. Mr. Case serves as Chair. Fortis' board has determined that each of the members of the audit committee is "financially literate" within the meaning of NI 52-110 and the rules of the NYSE. In addition, Fortis' board has determined that Mmes. Ball and Clark are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act and have the requisite accounting or related financial management expertise under the rules of the NYSE.

        Fortis' board of directors has established a written mandate setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the rules of NI 52-110 and the NYSE. The principal purpose of Fortis' audit committee is to assist Fortis' board in discharging its oversight of:

  •
  the external audit;

  •
  the internal audit functions;

  •
  the accounting and financial reporting and disclosure processes of Fortis;

  •
  appropriateness of material financing and tax structures;

  •
  the audit committee mandate and policies; and

  •
  the development of the enterprise risk management processes.

        Fortis' audit committee has access to all of Fortis' books, records, facilities and personnel and may request any information about Fortis as it may deem appropriate. It also has the sole authority to engage independent counsel and any other advisors as the audit committee may deem appropriate in its sole discretion and to set the compensation for any advisors employed by the audit committee. The audit committee is not required to obtain the approval of Fortis' board of directors in order to retain or compensate such consultants or advisors.

        Fortis' audit committee also reviews Fortis' policies and procedures for reporting allegations of suspected improper conduct and wrongdoing.

Pre-Approval Procedures for Non-Audit Services

        The audit committee is also responsible for the pre-approval of all audit and non-audit services to be provided to Fortis and its subsidiaries by Fortis' external auditor. At least annually, the audit committee reviews and confirms the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee Fortis' auditor.

Principal Accountant's Fees

        Aggregate fees billed by Fortis' current independent auditor, Ernst & Young LLP, in the years ended December 31, 2015 and 2014 were approximately $6,568,000 and $5,516,000, respectively, as detailed below. Audit fees were higher in 2015 than in 2014, mainly due to general increases in fees and the impact of foreign exchange on US dollar-denominated audit fees. The increase in tax fees was largely due to additional work completed on the sale of non-core assets.

Service Retained	Year Ended December 31, 2015	Year Ended December 31, 2014
	(in thousands of Canadian dollars)
Audit fees(1)	$5,223	$4,601
Audit-related fees(2)	870	748
Tax fees(3)	475	119
All other fees	—	48

Total	$6,568	$5,516

(1)
"Audit fees" include fees necessary to perform the annual audit or quarterly reviews of the consolidated financial statements, including the subsidiaries' financial statements.
(2)
"Audit-related fees" include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the consolidated financial statements, including the subsidiaries' financial statements other than those included in "Audit Fees."
(3)
"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees." This category includes fees for tax compliance, tax advice and tax planning.

Human Resources Committee

        Fortis' human resources committee is comprised of Ms. Goodreau and Messrs. Blouin, Haughey, Munkley, Norris and Zurel. Mr. Haughey serves as Chair. For a description of the background and experience of each member of the human resources committee, see "—Executive Officers and Directors."

        Fortis' board of directors has established a written mandate setting forth the purpose, composition, authority and responsibility of the human resources committee, consistent with the rules of the NYSE. The human resources committee's purpose is to assist Fortis' board in developing, implementing and monitoring sound human resources policies of Fortis. The principal responsibilities and duties of the human resources committee include, among other things, assisting and advising Fortis' board of directors in relation to:

  •
  the appointment of officers of Fortis;

  •
  the ongoing evaluation of Fortis' Chief Executive Officer;

  •
  human resources planning, including the development and succession of senior management; and

  •
  the compensation and benefits program provided by Fortis to its senior management.

        Further particulars of the process by which compensation for Fortis' executive officers is determined is provided under the heading "—Fortis Executive Compensation."

Governance and Nominating Committee

        Fortis' governance and nominating committee is comprised of Mmes. Clark and Goodreau and Messrs. Blouin, Case, McWatters, Munkley and Norris. Mr. Munkley serves as Chair.

        Fortis' board of directors has established a written mandate setting forth the purpose, composition, authority and responsibility of the governance and nominating committee, consistent with the rules of the NYSE. The governance and nominating committee's purpose is to assist Fortis' board by overseeing governance structure and practices of Fortis. The mandate of the governance and nominating committee requires the committee, among other things, to:

  •
  develop and recommend an approach to corporate governance issues to Fortis' board;

  •
  propose new nominees for election to Fortis' board;

  •
  advise Fortis' board on committee membership, the appointment of committee chairs and board chair succession planning;

  •
  carry out procedures specified by Fortis' board for assessing the effectiveness of Fortis' board, the directors and each of the committees of Fortis' board;

  •
  approve any engagement of an outside expert, or experts, by the governance and nominating committee or any director at the expense of Fortis; and

  •
  review and make recommendations to Fortis' board with respect to director compensation.

        In identifying new candidates for nomination to Fortis' board of directors, the governance and nominating committee reviews the skills, experience and diversity characteristics of the directors, having regard to Fortis' policies and projected retirements, and oversees a director recruitment search and nomination process.

        The governance and nominating committee, together with the Chair of Fortis' board also carries out an annual assessment of the board, the Chair, the committees and their respective chairs and each director. The evaluation process assists the committee and Fortis' board in assessing overall board performance and measuring the contributions made by Fortis' board, each committee and each individual director. Following the assessment, a summary of the results is prepared and presented to the governance and nominating committee for review, discussion and subsequent presentation to the full board of directors.

Compensation of Directors and Officers of Fortis

Fortis Director Compensation

Principles of Director Compensation

        The compensation of non-executive directors is intended to attract and retain highly qualified individuals with the capability to meet the responsibilities of Fortis' board and to align closely directors' interests with those of shareholders. Non-executive directors receive a significant portion of their compensation in the form of deferred share units, or DSUs, and are subject to minimum share ownership requirements to promote long-term alignment with shareholder interests. Non-executive directors have not received stock options since 2006.

Benchmarking

        Non-executive director compensation is reviewed annually by Fortis' governance and nominating committee to ensure that it is reasonable in light of the time required from directors and aligns directors' interests with those of shareholders. Fortis' governance and nominating committee engaged Willis Towers Watson during 2014 to assess Fortis' compensation of non-executive directors against a comparator group of 36 publicly traded North American utility companies having regard to the workload, responsibilities and expectations on directors, and trends in director compensation.

Components of Director Compensation

        During 2015, annual compensation for directors, other than Mr. Perry, consisted of:

  •
  an annual cash retainer;

  •
  meeting attendance fees (other than Mr. Norris as independent Chair of Fortis' board); and

  •
  a grant of DSUs.

        Each of these components of director compensation is described in more detail below. Fortis does not provide option-based compensation, non-equity based incentive compensation or a pension program to its directors. The following table summarizes the director fee schedule for 2015:

Compensation Type	Fees
Annual Non-Executive Board Chair Retainer (cash or optional DSUs)	$190,000
Annual Director Retainer (cash or optional DSUs)	$55,000
Annual Audit Committee Chair Retainer (cash or optional DSUs)	$20,000
Annual Human Resources and Governance and Nominating Committee Chair Retainers (cash or optional DSUs)	$15,000
Annual Non-Executive Board Chair Share-Based Compensation (mandatory DSUs)	$140,000
Annual Share-Based Compensation (mandatory DSUs)	$100,000
Board and Committee Meeting Attendance Fee (cash)(1)	$1,500

(1)
The Chair of Fortis' board does not receive meeting fees.

Individual Director Compensation for 2015

	Fees Earned(1)	Share-Based Awards (DSUs)(2)	All Other Compensation(3)	Total
Tracey C. Ball	$24,000	$155,000	$57,764	$236,764
Pierre J. Blouin	29,310	77,500	1,173	107,983
Paul J. Bonavia(4)	27,523	77,500	7,401	112,424
Peter E. Case	105,000	100,000	27,272	232,272
Maura J. Clark	71,803	50,000	757	122,560
Frank J. Crothers(5)	25,341	50,000	29,542	104,883
Ida J. Goodreau	88,000	100,000	97,014	285,014
Douglas J. Haughey	105,000	100,000	95,032	300,032
R. Harry McWatters	77,500	100,000	37,315	214,815
Ronald D. Munkley	104,500	100,000	20,032	224,532
David G. Norris	190,000	140,000	59,576	389,576
Michael A. Pavey(6)	17,750	25,000	37,210	79,960
Barry V. Perry(7)	—	—	—	—

Total	$865,727	$1,075,000	$470,088	$2,410,815

(1)
These amounts include all cash fees earned for services as a director of Fortis, including annual director and committee chair retainers and meeting fees, where applicable. For U.S. resident directors, all cash fees are paid in US dollars and reported in Canadian dollar equivalent.
(2)
These amounts represent the annual share-based compensation in the form of DSUs granted to a director of Fortis. These include both the mandatory equity component of the annual retainer of $100,000 for a director and $140,000 for the Chair of Fortis' board and an optional component of the annual director retainer or committee chair retainer paid in DSUs rather than in cash at the election of the director. The amounts represent the cash equivalent at the time of issue. The cumulative DSU holdings of participants also increased through the notional reinvestment of dividends on their outstanding DSUs.
(3)
These amounts include the value of notional reinvestment of dividends earned on outstanding DSUs on dividend payment dates, as well as all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of the payor subsidiary and other amounts paid to or for the benefit of directors. In the case of Mr. Crothers, director fees of US$7,000 were paid by Caribbean Utilities in US dollars and converted into Canadian dollars at an average annual exchange rate of US$1.00 = C$1.2788.
(4)
Mr. Bonavia was paid US$5,000 prior to joining Fortis' board pursuant to an engagement with Fortis. Mr. Bonavia resigned from the board of directors on February 8, 2016 in order to remain in compliance with the rules of another entity of which he is a director, whose rules would not permit Mr. Bonavia to serve as a director of Fortis following Fortis' announcement that it has entered into the merger agreement.
(5)
Mr. Crothers retired from Fortis' board on May 7, 2015.
(6)
Mr. Pavey passed away in February 2015.
(7)
In his role as Chief Executive Officer, Mr. Perry did not receive compensation as a director of Fortis.

 Outstanding Share-Based Awards Table(1)
(as of December 31, 2015)

Name	Number of shares or units that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(2)(3) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Tracey C. Ball	6,517	243,816	—
Pierre J. Blouin	2,169	81,136	—
Paul J. Bonavia	2,169	81,136	—
Peter E. Case	21,015	786,153	—
Maura J. Clark	1,399	52,346	—
Frank J. Crothers(4)	—	—	—
Ida J. Goodreau	24,127	902,607	—
Douglas J. Haughey	15,702	587,414	—
R. Harry McWatters	28,385	1,061,869	—
Ronald D. Munkley	15,702	587,414	—
David G. Norris	45,121	1,687,960	—
Michael A. Pavey(5)	—	—	204,127
Barry V. Perry(6)	—	—	—

Total	162,306	6,071,851	204,127

(1)
Stock options and related option-based share-based awards have not been granted to directors since 2006. As of December 31, 2015, no director other than Mr. Perry holds Fortis stock options.
(2)
The DSUs are vested upon being granted but are not redeemable until the director has ceased to be a director.
(3)
Calculated by multiplying the number of share-based awards that have not vested by the closing price of the common shares on the TSX as of December 31, 2015 of $37.41.
(4)
Mr. Crothers retired from Fortis' board on May 7, 2015. As of December 31, 2015, he no longer held DSUs.
(5)
Mr. Pavey passed away in February 2015.
(6)
In his role as Chief Executive Officer, Mr. Perry did not receive compensation as a director of Fortis. Director fees paid to Mr. Perry from subsidiaries of Fortis are reported in footnote (5) of the Summary Compensation Table on page [•] of this proxy statement/prospectus.

Directors Deferred Share Unit Plan

        Fortis' board introduced a Directors Deferred Share Unit Plan, or DSU Plan, in 2004 as a vehicle for directors to elect to receive their annual retainer in deferred share units, or DSUs, rather than cash. Each DSU represents a notional interest in a common shares and no payment or other redemption of a DSU may be made prior to the retirement of the holder from Fortis' board, or any other role with Fortis. This plan also allowed Fortis' board to determine, from time to time, that special circumstances exist to justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled.

        Effective January 1, 2013, Fortis' board adopted an amended and restated DSU Plan, or the DSU Plan, which provides for equal quarterly grants of the equity component of director compensation, or the Mandatory DSUs and any optional DSUs received in lieu of their cash board retainer at the election of the individual director, or the Optional DSUs. The DSU Plan also extended the final date for payout upon retirement from 15 March to 15 December of the year following retirement or termination of any other relationship with Fortis and increased the maximum number of payouts to a retiring director from two to four.

        Mandatory DSUs and Optional DSUs are credited, as applicable, on the first day of each calendar quarter during the year by dividing one fourth of the applicable retainer by the market price of common shares on the date of the grant. The "market price" of a common share is the volume weighted average trading price of common shares determined by dividing the total value of the common shares traded on the TSX during the five trading days immediately preceding the determination date by the total volume of the common shares traded on the TSX on the relevant trading days. Directors also receive DSUs on each dividend payment date, as each DSU entitles the holder to a notional dividend which is notionally reinvested in additional DSUs pursuant to the terms of the plan.

        On January 1, 2016, the Chair of Fortis' board and each of the independent directors were granted 1,027 and 696 Mandatory DSUs, respectively, at a market price of $37.7229. In 2015, three directors elected to receive Optional DSUs and received DSUs equivalent to their respective annual board retainer as described in the following table.

Director	Optional DSUs Equivalent Received in 2015
T.C. Ball	1,464
P.J. Blouin	758
P.J. Bonavia	758

        Upon retirement from Fortis' board or other relationship with Fortis, a director will receive cash payment(s) in respect of the redemption of DSUs in their DSU account in up to four installments. All such redemptions must be made prior to December 15 of the first calendar year following the year of retirement. Directors are entitled to elect a percentage of their DSUs to be redeemed on each elected redemption date. The amount of any payment is determined by multiplying the number of DSUs redeemed on such date by the market price as of such date. DSUs continue to attract notional dividends until redeemed.

Fortis Executive Compensation

Compensation Discussion and Analysis

        The following discussion pertains to the following five named executive officers, or NEOs, of Fortis for fiscal year 2015:

  •
  Barry V. Perry—President and Chief Executive Officer;

  •
  Karl W. Smith—Executive Vice President, Chief Financial Officer;

  •
  John C. Walker—Executive Vice President, Western Canadian Operations;

  •
  Earl A. Ludlow—Executive Vice President, Eastern Canadian and Caribbean Operations; and

  •
  Nora M. Duke—Executive Vice President, Corporate Services and Chief Human Resource Officer.

Executive Compensation Policy

        Executive compensation practices at Fortis are made pursuant to its 2015 Executive Compensation Policy, which is specifically designed to:

  •
  motivate executives to deliver strong business performance;

  •
  attract and retain highly qualified executives;

  •
  align the interests of executives and shareholders;

  •
  position executive compensation competitively at the approximate median target as against compensation for comparable companies;

  •
  ensure that a significant portion of executive compensation is dependent upon individual and corporate performance while contributing to increasing Fortis' shareholder value;

  •
  balance executive compensation paid for short-term, medium-term and long-term results;

  •
  mitigate any potential risks inherent in Fortis' compensation structure; and

  •
  keep the executive compensation program simple to communicate and administer.

Compensation Review Framework

        Fortis' human resources committee evaluates the executive compensation program of Fortis annually to ensure that it is competitive and effective. There are three primary components.

        With respect to the annual compensation review process, Fortis' human resources committee engages Hay Group, its primary compensation consultant, to provide comparative analysis of market compensation data reflecting the pay levels and practices of Fortis' peer group. Hay Group then provides compensation recommendations on the basis of pay competitiveness, emerging trends and best practices. Based on that information, Fortis' human resources committee makes compensation adjustment recommendations to Fortis' board.

        With respect to prior year incentive compensation payments, Fortis' human resources committee assesses actual corporate performance against annual objectives. It reviews appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. Based on this information and input from Hay Group, Fortis' human resources committee makes incentive compensation payment recommendations to Fortis' board.

        With respect to following year incentive compensation targets for the following year, Fortis' human resources committee reviews targets in the context of alignment with stakeholder interests, taking into account the challenges and risks related to target achievement, and effectiveness as an incentive tool. Based on this information and input from Hay Group, Fortis' human resources committee makes incentive target recommendations to Fortis' board.

        It is important to note that, acting in the best interests of Fortis, Fortis' human resources committee and Fortis' board may exercise discretion when making compensation decisions such that, in appropriate circumstances, judgmental deviations above or below prescribed incentive award formulas may be made.

        As a general policy, Fortis compensates executives at the approximate median total compensation level of the designated comparator group. Following the biennial review conducted in 2014, Fortis' board approved the comparator group of the NEOs for base salary as being comprised of two groups of similarly-sized Canadian industrial companies and U.S. utility companies, weighted two-thirds and one-third, respectively, or the comparator group. This comparator group was established by Fortis' human resources committee after extensive research and consultation with its independent human resources advisor, Hay Group.

Compensation Recoupment Policy

        Fortis has a compensation recoupment policy as an element of its 2015 Executive Compensation Policy. In the event of a material restatement of the financial results of Fortis caused by the fraud or intentional misconduct of one or more employees of Fortis or a subsidiary of Fortis, Fortis' human resources committee may determine to recoup or require repayment of any compensation linked to the financial or common share performance of Fortis that was paid, awarded or granted to any employee of Fortis or any of its subsidiaries over such time period as Fortis' human resources committee determines to be appropriate in the specific circumstances.

Elements of 2015 Total Compensation

  Annual Base Salary

        Annual base salaries for the NEOs are reviewed by Fortis' human resources committee and established annually in the context of total compensation and by reference to the range of salaries paid by the comparator group as described above. It is the policy of Fortis to pay executives at approximately the median of the salaries paid to executives in the comparator group.

  Annual Incentive

        Fortis uses an annual incentive plan that provides for cash payouts to reward NEOs for performance during each calendar year. The amount of each NEO's annual incentive is determined by Fortis' board upon recommendation of Fortis' human resources committee following an annual assessment of corporate and individual performance against pre-determined targets. The incentive plan is reviewed annually by Fortis' board, upon recommendation from Fortis' human resources committee, with payouts premised upon meeting and exceeding the current year's corporate performance targets and individual performance objectives.

        Considerations relevant to the determination of corporate performance targets include general economic factors and business conditions, anticipated regulatory proceedings, and the derivation of and relative contribution to earnings of particular business segments. It is recognized that year-over-year earnings growth can be affected by acquisitions, utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities.

        Acting in the best interests of Fortis, Fortis' board has full discretion in respect of the operation of the annual incentive plan and is required to take into account all relevant circumstances in the exercise of judgment regarding the amounts and terms of annual incentive plan payments.

        During 2015, annual incentive payouts were determined based on a combination of performance of corporate, subsidiary and individual objectives. In respect of the corporate performance, Fortis used adjusted earnings per share and pre-established targets for safety and reliability, electrical system performance and gas system performance having regard for industry recognized safety and reliability measures.

  Medium-and Long-Term Incentives

        Medium- and long-term incentives are granted to align executives' interests with those of Fortis' shareholders. Fortis grants longer term incentive compensation to NEOs under two plans: performance share units, or PSUs, are granted under the Performance Share Unit Plan, or PSUP; and stock options are granted under the 2012 Stock Option Plan. Descriptions of these two plans, together with the Restricted Share Unit Plan, are set out below. Per the Executive Compensation Policy, all executives are eligible to receive restricted share unit, or RSU, grants, however, NEOs typically do not receive RSUs.

        2015 Performance Share Unit Plan.    Effective January 1, 2015, Fortis approved the PSUP, for a broad group of Fortis and subsidiary management. The PSUP is administered by Fortis' human resources committee which awards PSUs having a value equal to a specified percentage of the participant's annual base salary. The number of PSUs granted to a participant is obtained by dividing the aggregate value of the grant as a percentage of base salary, as prescribed in Fortis' Executive Compensation Policy and the PSUP, by the volume weighted average trading price of the common shares for five trading days preceding January 1st, in the year of the grant.

        Payments under the PSUP will be made three years after the grant in an amount of 0-150% of the value of PSUs accumulated (inclusive of PSUs accruing on reinvestment of notional dividends to accumulated PSUs), as determined appropriate by Fortis' human resources committee. In determining the payout percentage under the PSUP, Fortis' human resources committee evaluates the performance of Fortis over such three-year period against predetermined measures. These measures include Fortis' total shareholder return, or TSR, as compared against the peer group TSR for the period, and Fortis' cumulative earnings per share, or cumulative EPS, performance compared against a target EPS for the period established by Fortis' human resources committee based on Fortis' business plan.

        In respect of TSR, the performance of Fortis is compared to the results of a pre-determined comparator group of 25 publicly traded North American gas and electric utilities, or the PSU peer group, and the payout percentage is determined in accordance with the following table:

Fortis Inc. Percentile Performance as Compared to Peer Group TSR	TSR Payout
Less than P30	0%
P30	50%
P50	100%
P75 or higher	150%

        If Fortis' performance is between the 30th and 75th percentile of the PSU peer group TSR (inclusive of the 30th and 75th percentiles), payout percentage is determined using linear interpolation.

        In respect of cumulative EPS, Fortis' cumulative EPS is calculated and compared to target EPS for the period established having regard to Fortis' business plan for that period. If the performance falls within the minimum and maximum payout thresholds as established by Fortis' human resources committee in respect of target EPS, in each case expressed as a percentage of the target EPS, payout percentage is determined using linear interpolation, such percentage being between 50% and 150%.

        The minimum payout of 50% occurs if Fortis' EPS is at the minimum threshold for target EPS and no payout occurs if Fortis' EPS is below the minimum threshold for target EPS. The maximum payout of 150% occurs if Fortis' EPS is at or above the maximum threshold for target EPS. Payouts under the PSUP are also contingent on Fortis maintaining a corporate credit rating consistent with the median credit rating of the PSU Peer Group.

        2012 Stock Option Plan.    Options may be granted under the 2012 Stock Option Plan to all NEOs and senior management of Fortis and its subsidiaries, or the eligible persons. No options shall be granted under the 2012 Stock Option Plan if, together with any other security-based compensation arrangement established or maintained by Fortis, such granting of options could result in: (i) the number of common shares issuable to insiders of Fortis, at any time, exceeding 10% of the issued and outstanding common shares; or (ii) the number of common shares issued to insiders of Fortis, within any one-year period, exceeding 10% of the issued and outstanding common shares.

        The 2012 Stock Option Plan is administered by Fortis' human resources committee. Pursuant to the 2012 Stock Option Plan, the determination of the exercise price of options is made by Fortis' human resources committee at a price not less than the volume weighted average trading price of the common shares of Fortis determined by dividing the total value of the common shares traded on the TSX during the last five trading days immediately preceding the date of grant by the total volume of the common shares traded on the TSX during such five trading days. Fortis' human resources committee determines: (i) which eligible persons are granted options; (ii) the number of common shares covered by each option grant; (iii) the price per share at which common shares may be purchased using options granted under the 2012 Stock Option Plan; (iv) the time when the options will be granted; (v) the time when the options will vest; and (vi) the time at which the options will expire.

        Options granted under the 2012 Stock Option Plan are personal to the grantee and not assignable, except on death of the grantee. The grant of options does not confer any right upon a grantee to continue employment or to continue to provide services to Fortis.

        If the term of an option granted pursuant to the 2012 Stock Option Plan expires during a blackout period (being a period during which the eligible person is prohibited from trading in the securities of Fortis pursuant to securities regulatory requirements or then applicable written policies of Fortis), the term of such option, or unexercised portion thereof, shall be extended and shall expire 10 business days after the end of the blackout period.

        Options granted pursuant to the 2012 Stock Option Plan have a maximum term of 10 years from the date of grant. Options granted pursuant to the 2012 Stock Option Plan vest at a rate of 25% of the grant per annum over a four year period from the date of grant. Options granted pursuant to the 2012 Stock Option Plan will expire no later than three years after the termination (other than for cause), death or retirement of an eligible person. Loans to eligible persons for the exercise of options are prohibited by the 2012 Stock Option Plan.

        The 2012 Stock Option Plan provides that, notwithstanding any provision in the plan to the contrary, no option may be amended to reduce the exercise price below the exercise price set on the date of grant. Under the 2012 Stock Option Plan, Shareholder approval is required for amongst other matters, increasing the plan limit, extending the period during which an option may be exercised or amending limits on insider participation.

        Restricted Share Unit Plan.    Effective January 1, 2015, Fortis adopted a restricted share unit plan, or the RSUP, for a broad group of Fortis and subsidiary executives. Per Fortis' Executive Compensation Policy, NEOs do not typically receive RSUs.

        The RSUP is administered by Fortis' human resources committee which awards RSUs having a value equal to a specified percentage of the participant's annual base salary. The number of RSUs granted to a participant is obtained by dividing the aggregate value of the grant as a percentage of base salary, as prescribed in Fortis' Executive Compensation Policy and RSUP, by the volume weighted average trading price of the common shares for five trading days preceding January 1, in the year of the grant.

        Payments under the RSUP will be made three years after the grant in an amount equal to the value of RSUs accumulated (inclusive of RSUs accruing on reinvestment of notional dividends to accumulated RSUs), as determined appropriate by Fortis' human resources committee.

        Other Security Based Arrangements.    In addition to the incentive plans discussed above, Fortis maintains the 2006 Stock Option Plan.

        No further awards were made under the 2006 Stock Option Plan upon adoption of the 2012 Stock Option Plan. The 2006 Stock Option Plan will terminate when all of the outstanding options granted under the plan are exercised or expire on or before March 2, 2018.

  Pension Plan Benefits

        Self-Directed Registered Retirement Savings Plan.    In 2015, Fortis contributed to self-directed retirement savings plans, or RRSPs, for Messrs. Perry, Smith and Ludlow, which contribution was matched by them up to the maximum RRSP contribution limit as allowed by the Canadian Tax Act.

        Defined Contribution Supplemental Employee Retirement Plan.    All NEOs participate in the Defined Contribution Supplemental Employee Retirement Plan, or DC SERP. The DC SERP provides for the accrual by Fortis of an amount equal to 13% of the annual base salary and annual cash incentive of the participant in excess of the allowed maximum annual contribution to an RRSP, to an account which accrues interest equal to the rate of a 10-year government of Canada bond yield plus a premium of 1% to 3% dependent upon years of service. At the time of retirement, a participant may elect to receive the notional amounts accumulated under the DC SERP from Fortis in one lump sum or in equal payments over a period not exceeding 15 years. Fortis ceased its notional contributions under the DC SERP in respect of Mr. Walker upon his retirement.

        Defined Benefit Plans.    In 2015, Ms. Duke participated in a defined benefit registered pension plan, or DB RPP, with provisions for a maximum benefit of $2,819 per year of service to a maximum of 35 years of service. For 2015, this would equate to an annual benefit of $82,253.

        Up until his retirement, Mr. Walker participated in a DB RPP and Fortis' Pension Uniformity Plan, or the DB PUP, with provisions for an annual accrual of 1.33% up to the final average YMPE as defined under the Canada Pension Plan and 2% in excess of the final average YMPE (limited to $182,000 per year) up to Mr. Walker's best average earnings. The DB PUP provides the portion of the calculated pension that cannot be provided under the DB RPP due to limits prescribed by the Canadian Tax Act. These plans provide a combined payout upon retirement based on the number of years of credited service to a maximum of 35 years and actual pensionable earnings. For the purposes of the DB PUP, the recognized earnings are limited to the base earnings rate that was in effect at December 31, 1999.

        Messrs. Perry, Smith, and Ludlow do not participate in a defined benefit pension plan with Fortis.

        Employee Share Purchase Plan.    Employees of Fortis and its subsidiaries who are Canadian residents are encouraged to become shareholders through the 2012 Employee Share Purchase Plan, or the 2012 ESPP, and its predecessor plans. The 2012 ESPP is available on an optional basis to permanent employees, including retirees who were participants in the plan at the time of their retirement. NEOs can participate in the Employee Share Purchase Plan under the same terms and conditions as other employees.

Summary Compensation Table

        The following table sets forth information concerning the annual and long-term compensation earned for services rendered during the last financial year by the President and Chief Executive Officer of Fortis and each of the other NEOs as defined in National Instrument 51-102F6—Statement of Executive Compensation, with comparative information for the previous financial year. Throughout the period the roles of the various NEOs changed and the comparative year over year numbers should be read in the context of the changed roles. For more information on Fortis' NEOs, see the section entitled "Additional Information about Fortis—Management of Fortis—Fortis Directors and Executive Officers."

	Summary Compensation Table
Name and Principal Position	Year	Salary($)	Share- Based Awards(1) ($)		Option- Based Awards(2) ($)	Annual Incentive Plan(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)		Total Compensation ($)
BARRY V. PERRY(6)	2015	1,025,000	2,267,813		755,938	1,387,440	245,990	340,138		6,022,319
President and Chief	2014	737,500	1,115,625		318,465	1,059,000	136,605	232,355		3,599,550
Executive Officer
KARL W. SMITH(7)	2015	570,000	641,250		213,750	536,096	114,170	184,053		2,259,319
Executive Vice President,	2014	522,500	330,000		236,634	500,000	89,292	146,906		1,825,332
Chief Financial Officer
JOHN C. WALKER(8)	2015	325,000	931,250	(9)	243,750	425,630	374,183	2,080,473	(10)	4,380,286
Executive Vice President,	2014	581,250	435,938		261,958	500,000	142,426	107,919		2,029,491
Western Canadian Operations
EARL A. LUDLOW	2015	515,000	482,813		160,938	460,935	94,020	142,898		1,856,604
Executive Vice President,	2014	465,000	207,583		172,570	400,000	74,400	97,835		1,417,388
Eastern Canadian and
Caribbean Operations
NORA M. DUKE(11)	2015	455,000	330,168		129,007	368,222	114,693	1,056,455		2,453,545
Executive Vice President,	2014	415,000	83,000		143,021	225,000	106,086	20,808		992,915
Corporate Services and
Chief Human Resource Officer

(1)
Represents the PSUs awarded in 2014 and 2015. The value of the PSUs awarded was determined using the underlying value of common shares as of the grant date. The values used were $30.42, $32.23, $33.44, $38.90, and $36.61 per PSU for January 1, 2014, June 30, 2014, August 1, 2014, January 1, 2015 and August 1, 2015, respectively. For accounting purposes, the awards for 2014 and 2015 were measured at fair value, which was determined as the volume weighted average price of common shares traded on the TSX for the five trading days immediately preceding the date of the grant. This value was determined to be $30.42 and $38.90 per PSU for 2014 and 2015 respectively.
(2)
Represents the fair value of stock options to acquire common shares. In 2014, the fair values at $3.53, $2.69 and $2.47 per option were determined at the date of grant using the Black-Scholes Option Pricing Model on February 24, 2014, June 30, 2014 and August 1, 2014 respectively. In 2015, the fair value of $3.925 per option was determined at the date of grant using the Black-Scholes Option Pricing Model on March 2, 2015. The key assumptions used to determine the stock option value included: a weighted average expected 5.5-year maturity period, which is based on the vesting policy under the stock option plan; dividend yield, which is based on the average dividends paid/average share prices over the historical maturity period; interest rate, which is the Government of Canada bond yield to match the maturity period of the options; and volatility, which is the variation of the common shares price over the historical maturity period. Compensation fair value of the stock option is different than the accounting value disclosed in Fortis' financial statements because different assumptions are used. The key difference in the assumptions is in respect of the expected life of the options. For compensation purposes, the fair value calculation uses the full 10-year term of the options for the expected life assumption which is more representative of the compensation opportunity. For accounting fair value, a 5.5 year life expectancy is used based on historical experience.
(3)
Represents amounts earned under Fortis' annual short-term incentive program in the form of cash bonus related to the 2014 and 2015 financial years.
(4)
The amount reported for Pension Value is comprised of the compensatory charge in the DC SERP and the DP RPP.
(5)
Includes the dollar value of insurance premiums paid by Fortis with respect to term life and disability insurance; imputed interest benefits of loans provided to NEOs in respect of the acquisition of common shares under the 2012 ESPP; vehicle benefits; transportation costs; share discount benefits; employer contributions to the self-directed RRSP of the NEO; and amounts paid by subsidiaries of Fortis as directors' fees to Messrs. Perry, Smith, Walker and Ludlow and Ms. Duke in 2015 were $295,820, $142,372, $55,750, $87,859, and $98,883, respectively, and in 2014 was $127,522, $68,624, $36,250, $35,587 and $28,350, respectively.
(6)
Appointed President effective June 30, 2014 and President and CEO effective January 1, 2015. Prior to June 30, 2014, Mr. Perry served as Vice President, Finance and Chief Financial Officer of Fortis since 2004. Historical compensation for 2014 reflects the prior roles as President and Vice President, Finance and Chief Financial Officer at Fortis.
(7)
Appointed to current role and became an NEO of Fortis on June 30, 2014. Historical compensation for 2014 reflects the Executive Vice President, Chief Financial Officer's prior role as President and Chief Executive Officer of FortisAlberta. The compensation in respect of 2014 reflects the full year compensation actually earned by the Executive Vice President, Chief Financial Officer, both in his role as President and Chief Executive Officer of FortisAlberta and as the Executive Vice President, Chief Financial Officer.
(8)
Appointed to current role and became NEO of Fortis on August 1, 2014. Historical compensation for 2014 reflects the Executive Vice President, Western Canadian Operations and the Executive Vice President, Eastern Canadian and Caribbean Operations, prior roles as President and Chief Executive Officer of FortisBC and President and Chief Executive Officer of Newfoundland Power, respectively. The compensation in respect of 2014 reflects the full year compensation actually earned by the Executive Vice President, Western Canadian Operations both in his role as President and Chief Executive Officer of FortisBC and Executive Vice President, Western Canadian Operations, and by the Executive Vice President, Eastern Canadian and Caribbean Operations, both in his role as President and Chief Executive Officer of Newfoundland Power and Executive Vice President, Eastern Canadian and Caribbean Operations. The Executive Vice President, Western Canadian Operations retired effective June 30, 2015.
(9)
Included in this amount is the value of 5,142 RSUs, granted to Mr. Walker in recognition of his efforts in respect of the Waneta Expansion Project and which are redeemable in 2018 subject to the satisfaction of established Waneta performance criteria. These remain outstanding following his retirement.
(10)
In June 2015, Fortis entered into an agreement with Mr. Walker which led to his retirement from Fortis effective June 30, 2015. The terms of the agreement included a payment to Mr. Walker totaling $2,016,141, which amount is included in this table.
(11)
Ms. Duke was appointed Executive Vice President, Corporate Services and Chief Human Resource Officer on August 1, 2015. Prior to this appointment she served as President and Chief Executive Officer of Fortis Properties Corporation. She received a bonus of $931,000 related to the strategic review and sale of the commercial real estate and hotel properties per an agreement with Fortis Properties Corporation.

Incentive Plan Awards

        The following tables set forth details of all long-term incentive awards as of December 31, 2015.

Outstanding Option-Based and Share-Based Awards Table
(as of December 31, 2015)

		Option Based Awards				Share Based Awards
Name	Year Option Granted	Number of securities underlying unexercised options (#)	Option exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options(1) ($)	Number of shares or units that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
BARRY V. PERRY	2015	192,596	39.25	2-Mar-25	—	60,501	2,263,360	—
President and Chief	2014	20,168	32.23	30-Jun-24	104,470	22,883	856,040	—
Executive Officer	2014	74,848	30.73	24-Feb-24	499,985	15,279	571,585	—
	2013	61,944	33.58	19-Mar-23	237,246	12,863	481,206	—
	2012	56,612	34.27	4-May-22	177,762	—	—	—
	2011	57,056	32.95	2-Mar-18	254,470	—	—	—
	2010	12,336	27.36	1-Mar-17	123,977	—	—	—

Total		475,560			1,397,910	111,526	4,172,191	—

KARL W. SMITH	2015	54,460	39.25	2-Mar-25	—	17,107	639,991	—
Executive Vice President,	2014	3,416	32.23	30-Jun-24	17,695	2,758	103,191	—
Chief Financial Officer	2014	64,432	30.73	24-Feb-24	430,406	8,769	328,051	—
	2013	56,584	33.58	19-Mar-23	216,717	7,834	293,072	—
	2012	53,692	34.27	4-May-22	168,593	—	—	—
	2011	54,024	32.95	2-Mar-18	240,947	—	—	—
	2010	36,800	27.36	1-Mar-17	369,840	—	—	—

Total		323,408			1,444,198	36,468	1,364,305	—

JOHN C. WALKER	2015	62,104	39.25	30-Jun-18	—	24,650	922,157	—
Executive Vice President,	2014	2,805	33.44	30-Jun-18	11,136	755	28,263	—
Western Canadian	2014	53,694	30.73	30-Jun-18	358,676	14,615	546,739	—
Operations	2013	31,900	33.58	30-Jun-18	122,177	13,249	495,649	—
	2012	15,174	34.27	30-Jun-18	47,646	—	—	—

Total		165,677			539,635	53,269	1,992,808	—

					—			—
EARL A. LUDLOW	2015	41,004	39.25	2-Mar-25		12,881	481,863	—
Executive Vice President,	2014	8,476	33.44	1-Aug-24	33,650	3,854	144,187	—
Eastern Canadian and	2014	42,956	30.73	24-Feb-24	286,946	3,117	116,624	—
Caribbean Operations	2013	37,524	33.58	19-Mar-23	143,717	2,770	103,618	—
	2012	35,016	34.27	4-May-22	109,950	—	—	—
	2011	35,056	32.95	2-Mar-18	156,350			—
	2010	40,572	27.36	1-Mar-17	407,749	—	—	—

Total		240,604			1,138,362	22,622	846,292	—

NORA M. DUKE	2015	32,868	39.25	2-Mar-25	—	2,294	85,831	—
Executive Vice President,	2015	—	—	—	—	6,923	258,976	—
Corporate Services and	2014	40,516	30.73	24-Feb-24	270,647			—
Chief Human Resource	2013	35,292	33.58	19-Mar-23	135,168			—
Officer	2012	33,484	34.27	4-May-22	105,140			—
	2011	33,688	32.95	2-Mar-18	150,248	—		—
	2010	38,380	27.36	1-Mar-17	385,719	—		—
	2009	38,096	22.29	11-Mar-16	576,012	—		—
	2006	13,470	22.94	28-Feb-16	194,911	—		—

		265,794			1,817,845	9,217	344,807	—

(1)
The value of unexercised in-the-money options as of December 31, 2015 is the difference between the option exercise price and the closing price of common shares as of December 31, 2015 on the TSX of $37.41 applied to outstanding options. Where the exercise price is greater than the closing price, no value is assigned.
(2)
Market or payout value of share based awards that have not vested is the payout value of outstanding PSUs based on the closing price of common shares on the TSX as of December 31, 2015 of $37.41.

 Incentive Plan Awards—Value Vested or Earned—2015

Name	Option-based awards—Value vested during the year(1) ($)	Share-based awards—Value vested during the year(2) ($)	Non-equity incentive plan compensation— Value earned during the year(3) ($)
BARRY V. PERRY
President and Chief Executive Officer	418,827	—	1,387,440
KARL W. SMITH
Executive Vice President, Chief Financial Officer	368,664	—	536,096
JOHN C. WALKER
Executive Vice President, Western Canadian Operations	414,251	—	425,630
EARL A. LUDLOW
Executive Vice President, Eastern Canadian and Caribbean Operations	249,958	—	460,935
NORA M. DUKE(4)
Executive Vice President, Corporate Services and Chief Human Resource Officer	229,121	211,225	368,222

(1)
Represents the aggregate value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of the common shares on the TSX on the vesting date and the grant price of the respective grant.
(2)
Represents the value of PSUs that were realized and paid in 2015.
(3)
Represents the annual incentive earned for 2015. See the Summary Compensation Table above.
(4)
Appointed to current position and became an NEO of Fortis on August 1, 2015 and includes options received in previous positions.

 NEO Stock Options Exercised—2015

Name	Grant Year	Number of Options Exercised	Monetary Gain of Exercised Options(1) ($)
BARRY V. PERRY
President and Chief Executive Officer	—	—	—
KARL W. SMITH
Executive Vice President,	2006	34,329	560,490
Chief Financial Officer	2009	32,280	548,437

		66,609	1,108,927

JOHN C. WALKER
Executive Vice President,	2011	60,700	324,745
Western Canadian Operations	2012	45,522	143,850
	2013	31,900	122,815
	2014	17,898	128,687
	2014	935	4,189

		156,955	724,286

EARL A. LUDLOW
Executive Vice President, Eastern Canadian and Caribbean Operations	2009	49,800	868,661

NORA M. DUKE
Executive Vice President, Corporate Services and Chief Human Resource Officer	—	—	—

(1)
Monetary gain of exercised options is the difference between the option price and the share price at time of exercise.

Retirement Plan Tables

        The following tables set out the estimated annual pension for the NEOs from the defined benefit and the defined contribution pension arrangements.

 Defined Benefit Plans Table

		Annual Benefits Payable ($)
	Number of years of credited service			Accrued obligation at start of year ($)			Accrued obligation at year end ($)
Name		At year-end 2015	At age 65(1)		Compensatory ($)	Non- Compensatory(2)
JOHN C. WALKER
Executive Vice President, Western Canadian Operations	32.16	94,347	94,347	1,483,644	23,431	1,541	1,508,616
NORA M. DUKE
Executive Vice President, Corporate Services and Chief Human Resource Officer	29.18	82,253	98,661	1,339,316	46,829	(69,150)	1,316,995

(1)
This is a pension payable at age 65 based on service and earnings to December 31, 2015. An immediate unreduced pension is not available as of December 31, 2015 for Ms. Duke. Mr. Walker retired effective June 30, 2015. His projected benefit at age 65 will therefore be equal to his December 31, 2015 benefit.
(2)
Reflects the impact on the obligation of the change in the discount rate as of the measurement date of December 31, 2015. The discount rate used as of December 31, 2015 was 4.40% compared to 4.0% as of December 31, 2014.

Defined Contribution Plans Table(1)

Name	Accumulated value at start of year ($)	Compensatory ($)		Non- Compensatory ($)	Benefits Paid ($)	Accumulated value at year end ($)
BARRY V. PERRY
President and Chief Executive Officer	1,085,250	245,990		41,505		1,372,745
KARL W. SMITH
Executive Vice President, Chief Financial Officer	1,108,759	114,170		62,913		1,285,842
JOHN C. WALKER
Executive Vice President, Western Canadian Operations	1,470,564	350,752	(2)	61,101	(103,748)	1,778,669
EARL A. LUDLOW
Executive Vice President, Eastern Canadian and Caribbean Operations	887,829	94,020		50,444		1,032,293
NORA M. DUKE
Executive Vice President, Corporate Services and Chief Human Resource Officer	716,753	67,864		40,066		824,683

(1)
All payments to be made under the DC SERP will be paid from the operating funds of Fortis.
(2)
An amount of $200,000 was credited to Mr. Walker's SERP upon his retirement.

Termination and Change of Control Benefits

        Fortis has employment agreements with each NEO which provide, in effect, that in the event the employment of any such individual is terminated by Fortis, for other than just cause, Fortis shall pay to such individual an amount equal to an established multiple of base salary and target annual incentive. If such agreements had become operative as of December 31, 2015, the amounts payable by Fortis thereunder to each of Messrs. Perry, Smith, and Ludlow and Ms. Duke would have been $4,100,000, $1,453,500, $1,313,250 and $1,176,000, respectively.

        In addition, in respect of change of control of Fortis, the agreements entered into with Messrs. Perry, Smith, and Ludlow and Ms. Duke include provisions for termination amounts in the event that employment is terminated with good reason or without cause within twelve months following a defined change of control of Fortis.

        The 2012 and 2006 Stock Option Plans provide for an immediate vesting of options granted thereunder upon the happening of a defined change of control event. If such an event had occurred as of December 31, 2015, the gross amounts potentially realizable by each of Messrs. Perry, Smith, and Ludlow and Ms. Duke upon the exercise of outstanding options that have not vested would have been $1,397,910, $1,444,198, $1,138,362 and $1,817,845 respectively.

        The PSUP provides that in the event of a change of control all performance share units are deemed at 100% and redeemable on the date immediately before the change of control. If such an event had occurred as of December 31, 2015, the gross amounts realizable by each of Messrs. Perry, Smith, and Ludlow and Ms. Duke would have been $4,172,191, $1,364,305, $846,292, and $344,807, respectively. In the event of termination, any amounts payable under the PSUP would be dependent on applicable notice period and as such the termination date and the notice period would be relevant considerations of Fortis' human resources committee.

        In 2014, in conjunction with their new roles Messrs. Smith and Ludlow entered into new employment agreements that included a retention arrangement. The purpose of the retention arrangement was to ensure the core leadership remained in place and Fortis was positioned for ongoing success and growth. Per their employment agreements, each of Messrs. Smith and Ludlow is eligible for a retention incentive in the form of a one-time payment of $1,870,000 and $850,000, respectively, to be paid out on the last day of the relevant prescribed employment terms which are December 31, 2018 and December 31, 2017, respectively. In respect of Mr. Smith, the value of the one-time retention incentive is equal to two times the sum of the respective base salary and annual incentive and in respect of Mr. Ludlow the retention incentive is one time the sum of the base salary and annual incentive. The retention incentives are payable on the respective vesting dates, with payment subject to continued employment. By the terms of the retention incentive Messrs. Smith and Ludlow are entitled to pro-rata payment, in the event the employment of any such individual is terminated by Fortis, for other than just cause, based on the proportion of time lapsed from the effective date of the employment agreement to the termination date.

        Mr. Walker retired from Fortis effective June 30, 2015. As such, provisions previously applying to Mr. Walker in termination and change of control situations have been excluded from discussion.

        The following table outlines key severance and change-of-control provisions for Messrs. Perry, Smith, and Ludlow and Ms. Duke.

Termination and Change of Control Benefits

	Voluntary Resignation	Retirement (Early or Normal)	Termination With Cause	Termination Without Cause	Change of Control (Double Trigger)
Annual Salary	Ceases on termination date	Ceases on retirement date	Ceases on termination date	Ceases on termination date	Ceases on termination date
Annual Incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year pro-rated to the date of termination	Target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which Change of Control occurs)
Cash Severance	None	None	None	Mr. Perry:	Mr. Perry:
				Two times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs	Two times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the Change of Control occurs)

	Voluntary Resignation	Retirement (Early or Normal)	Termination With Cause	Termination Without Cause	Change of Control (Double Trigger)
				Ms. Duke and Messrs. Smith and Ludlow:	Ms. Duke and Messrs. Smith and Ludlow:
				One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs	One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the Change of Control occurs)
Stock Options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement, all remaining unvested options after the second year vest immediately. Options expire on the earlier of the original expiry date or three years from the date of retirement

			All vested and unvested options immediately expire and are forfeited on the termination date	All unexercised options expire after 90 days from termination date. All unvested options immediately expire and are forfeited	All unvested options vest immediately and become exercisable

	Voluntary Resignation	Retirement (Early or Normal)	Termination With Cause	Termination Without Cause	Change of Control (Double Trigger)
Performance Share Units	All PSUs shall be cancelled	Continue per normal schedule	All PSUs shall be cancelled	PSUs whose payment date is prior to the expiration of the notice period will be paid. Others will be cancelled	All PSUs are deemed at 100% and redeemable on the date immediately before Change of Control
Restricted Share Units	All RSUs shall be cancelled	All RSUs become vested and redeemed on date of retirement	All RSUs shall be cancelled	RSUs whose payment date is prior to notice period will be paid. Others will be cancelled	All RSUs are deemed 100% redeemable on the date immediately before the Change of Control
Retention Incentive	Forfeited	Forfeited	Forfeited	Messrs. Smith and Ludlow:	Messrs. Smith and Ludlow:
				Awarded on a pro-rated basis based on the proportion of time lapsed from effective date of employment to termination date relative to time from effective date of employment agreement to vesting date	Awarded on a pro-rated basis based on the proportion of time lapsed from effective date of employment to termination date relative to time from effective date of employment agreement to vesting date
Retirement Benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension and retiree health benefits
Perquisites	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately

Certain Relationships and Related Party Transactions

FortisBC Electric Agreements with the Waneta Partnership

        With the approval of the BCUC, FortisBC Electric executed the Waneta Expansion Capacity Agreement, or WECA, in November 2011, allowing FortisBC Electric to purchase 234 MW of capacity from the Waneta Expansion for 40 years, effective April 2015. Fortis owns a 51% interest in the Waneta Partnership, which owns the Waneta Expansion, with the remaining 49% owned by its partners CPC/CBT, both of which are 100% owned entities of the Government of British Columbia. See "Additional Information about Fortis—Business—Non-Regulated—Energy Infrastructure" beginning on page [•] of this proxy statement/prospectus.

        Upon completion of the Waneta Expansion in early April 2015, FortisBC Electric commenced purchasing capacity from the Waneta Expansion under terms of the 40-year WECA. Power purchased by FortisBC Electric from the Waneta Expansion in 2015 and the first quarter of 2016 totalled approximately $30 million and $15 million, respectively. In addition, the Waneta Expansion pays FortisBC Electric for management services associated with the Waneta Expansion generating station, which totalled approximately $7 million and $3 million in 2015 and the first quarter of 2016, respectively.

Description of Fortis' Share Capital

        Set forth below is a summary of the material terms of Fortis' share capital and certain provisions of the Corporations Act and Fortis' articles of continuance as they relate to Fortis' share capital. The following summary is not complete and is qualified in its entirety by the Corporations Act, Fortis' articles of continuance and the actual terms and conditions of such shares.

General

        Fortis' authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first preference shares and second preference shares each without nominal or par value, issuable in series. As of February 8, 2016, Fortis had issued and outstanding: 281,812,344 common shares; 7,993,500 Cumulative Redeemable First Preference Shares, Series E, or First Preference Shares, Series E; 5,000,000 Cumulative Redeemable First Preference Shares, Series F, or First Preference Shares, Series F; 9,200,000 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G, or First Preference Shares, Series G; 7,024,846 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, or First Preference Shares, Series H; 2,975,154 Cumulative Redeemable Floating Rate First Preference Shares, Series I, or First Preference Shares, Series I; 8,000,000 Cumulative Redeemable First Preference Shares, Series J, or First Preference Shares, Series J; 10,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K, or First Preference Shares, Series K; 24,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M, or First Preference Shares, Series M; and no second preference shares.

Common Shares

Dividends

        Dividends on common shares are declared at the discretion of Fortis' board. Holders of common shares are entitled to dividends on a pro rata basis if, as and when declared by Fortis' board. Subject to the rights of the holders of the first preference shares and second preference shares and any other class of shares of Fortis entitled to receive dividends in priority to or ratably with the holders of the common shares, Fortis' board may declare dividends on the common shares to the exclusion of any other class of shares of Fortis.

Liquidation, Dissolution or Winding-Up

        On the liquidation, dissolution or winding-up of Fortis, holders of common shares are entitled to participate ratably in any distribution of the assets of Fortis, subject to the rights of holders of first preference shares and second preference shares and any other class of shares of Fortis entitled to receive the assets of Fortis on such a distribution in priority to or ratably with the holders of the common shares.

Voting Rights

        Holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Fortis, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

Other Rights

        Holders of Fortis common shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Fortis common shares.

Preference Shares

        The following is a summary of the material rights, privileges, conditions and restrictions attached to the first preference shares as a class. The specific terms of the first preference shares, including the currency in which first preference shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described herein apply to those first preference shares, is or will be as set forth in the applicable articles of amendment of Fortis relating to such series.

Issuance in Series

        Fortis' board may from time to time issue first preference shares in one or more series. Prior to issuing shares in a series, Fortis' board is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of first preference shares.

Priority

        The shares of each series of first preference shares rank on a parity with the first preference shares of every other series and in priority to all other shares of Fortis, including the second preference shares, as to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Fortis, whether voluntary or involuntary, or any other distribution of the assets of Fortis among its shareholders for the purpose of winding up its affairs. Each series of first preference shares participates ratably with every other series of first preference shares in respect of accumulated cumulative dividends and returns of capital if any amount of cumulative dividends, whether or not declared, or amount payable on the return of capital in respect of a series of first preference shares, is not paid in full.

Voting

        The holders of the first preference shares are not entitled to any voting rights as a class except to the extent that voting rights may from time to time be attached to any series of first preference shares, and except as provided by law or as described below under the section entitled "—Modification." At any meeting of the holders of first preference shares, each holder shall have one vote in respect of each first preference share held.

Redemption

        Subject to the provisions of the Corporations Act and any provisions relating to any particular series, Fortis, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding first preference shares of any one or more series on payment for each such first preference share of such price or prices as may be applicable to such series. Subject to the foregoing, if only a part of the then outstanding first preference shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as the directors or the transfer agent for the first preference shares, if any, decide, or if the directors so determine, may be redeemed pro rata disregarding fractions.

Modification

        The class provisions attached to the first preference shares may only be amended with the prior approval of the holders of the first preference shares in addition to any other approvals required by the Corporations Act or any other statutory provisions of like or similar effect in force from time to time. The approval of the holders of the first preference shares with respect to any and all matters may be given by at least two-thirds of the votes cast at a meeting of the holders of the first preference shares duly called for that purpose.

Second Preference Shares

        The rights, privileges, conditions and restrictions attaching to the second preference shares are substantially identical to those attaching to the first preference shares, except that the second preference shares are junior to the first preference shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Fortis in the event of a liquidation, dissolution or winding up of Fortis.

        The specific terms of the second preference shares, including the currency in which second preference shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in herein apply to those second preference shares, will be as set forth in the applicable articles of amendment of Fortis relating to such series.

First Preference Shares, Series E

        Holders of the 7,993,500 First Preference Shares, Series E are entitled to receive fixed cumulative preferential cash dividends at a rate of $1.2250 per share per annum. Fortis may, at its option, redeem all, or from time to time any part of, the outstanding First Preference Shares, Series E by the payment in cash of a sum per redeemed share equal to $25.25 if redeemed during the 12 months commencing June 1, 2015; and $25.00 if redeemed on or after June 1, 2016 plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption. Fortis may, at its option, convert all, or from time to time any part of the outstanding First Preference Shares, Series E into fully paid and freely tradable common shares of Fortis. The number of common shares into which each First Preference Share, Series E may be so converted will be determined by dividing the then-applicable redemption price per First Preference Share, Series E, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $1.00 and 95% of the then-current market price of the common shares at such time. On or after September 1, 2016, each First Preference Share, Series E will be convertible at the option of the holder on the first business day of September, December, March and June of each year, into fully paid and freely tradable common shares determined by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $1.00 and 95% of the then-current market price of the common shares. If a holder of First Preference Shares, Series E elects to convert any of such shares into common shares, Fortis can redeem such First Preference Shares, Series E for cash or arrange for the sale of those shares to other purchasers.

First Preference Shares, Series F

        Holders of the 5,000,000 First Preference Shares, Series F are entitled to receive fixed cumulative preferential cash dividends at a rate of $1.2250 per share per annum. Fortis may, at its option, redeem for cash the First Preference Shares, Series F, in whole at any time or in part from time to time at $25.00 per share if redeemed on or after December 1, 2015 plus all accrued and unpaid dividends up to but excluding the date fixed for redemption.

First Preference Shares, Series G

        Holders of the 9,200,000 First Preference Shares, Series G were entitled to receive fixed cumulative preferential cash dividends at a rate of $1.3125 per share per annum for each year up to and including August 31, 2013. The annual fixed dividend rate per share for the First Preference Shares, Series G was reset to $0.9708 per share per annum for the five-year period from and including September 1, 2013 to but excluding September 1, 2018. For each five-year period after that date, the holders of First Preference Shares, Series G are entitled to receive reset fixed cumulative preferential cash dividends. The reset annual dividends per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada bond yield on the applicable reset date plus 2.13%. On September 1, 2018, and on September 1 every five years thereafter, Fortis has the option to redeem for cash the outstanding First Preference Shares, Series G, in whole at any time, or in part from time to time, at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption.

First Preference Shares, Series H

        Holders of the 7,024,846 First Preference Shares, Series H are entitled to receive fixed cumulative preferential cash dividends at a rate of $0.6250 per share per annum for each year up to but excluding June 1, 2020. For each five-year period after that date, the holders of First Preference Shares, Series H are entitled to receive reset fixed cumulative preferential cash dividends. The reset annual dividends per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada bond yield on the applicable reset date plus 1.45%.

        On each Series H Conversion Date, being June 1, 2015, and June 1 every five years thereafter, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series H, at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On each Series H Conversion Date, the holders of First Preference Shares, Series H, have the option to convert any or all of their First Preference Shares, Series H into an equal number of cumulative redeemable floating rate First Preference Shares, Series I.

        On any First Preference Shares, Series H Conversion Date, if Fortis determines that there would be less than 1,000,000 First Preference Shares, Series H outstanding, such remaining First Preference Shares, Series H will automatically be converted into an equal number of First Preference Shares, Series I.

First Preference Shares, Series I

        Holders of the 2,975,154 First Preference Shares, Series I are entitled to receive floating rate cumulative preferential cash dividends, as and when declared by Fortis' board, in the amount per share determined by multiplying the applicable floating quarterly dividend rate by $25.00, for the five-year period beginning after June 1, 2015. The floating quarterly dividend rate will be reset every quarter based on the then current three-month Government of Canada Treasury Bill rate plus 1.45%.

        On each First Preference Shares, Series I Conversion Date, being June 1, 2020, and June 1 every five years thereafter, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series I at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On any date after June 1, 2015, that is not a First Preference Shares, Series I Conversion Date, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series I at a price of $25.50 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On each First Preference Shares, Series I Conversion Date, the holders of First Preference Shares, Series I have the option to convert any or all of their First Preference Shares, Series I into an equal number of First Preference Shares, Series H.

        On any First Preference Shares, Series I Conversion Date, if Fortis determines that there would be less than 1,000,000 First Preference Shares, Series I outstanding, such remaining First Preference Shares, Series I will automatically be converted into an equal number of First Preference Shares, Series H. However, if such automatic conversions would result in less than 1,000,000 First Preference Shares, Series I or less than 1,000,000 First Preference Shares, Series H outstanding then no automatic conversion would take place.

First Preference Shares, Series J

        Holders of the 8,000,000 First Preference Shares, Series J are entitled to receive fixed cumulative preferential cash dividends at a rate of $1.1875 per share per annum. On or after December 1, 2017, Fortis may, at its option, redeem for cash the First Preference Shares, Series J, in whole at any time or in part from time to time, at $26.00 per share if redeemed before December 1, 2018; at $25.75 per share if redeemed on or after December 1, 2018 but before December 1, 2019; at $25.50 per share if redeemed on or after December 1, 2019 but before December 1, 2020; at $25.25 per share if redeemed on or after December 1, 2020 but before December 1, 2021; and at $25.00 per share if redeemed on or after December 1, 2021 plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

First Preference Shares, Series K

        Holders of the 10,000,000 First Preference Shares, Series K are entitled to receive fixed cumulative preferential cash dividends at a rate of $1.0000 per share per annum for each year up to but excluding March 1, 2019. For each five-year period after that date, the holders of First Preference Shares, Series K are entitled to receive reset fixed cumulative preferential cash dividends. The reset annual dividends per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada bond yield on the applicable reset date plus 2.05%.

        On each Series K Conversion Date, being March 1, 2019, and March 1 every five years thereafter, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series K, at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On each Series K Conversion Date, the holders of First Preference Shares, Series K have the option to convert any or all of their First Preference Shares, Series K into an equal number of cumulative redeemable floating rate First Preference Shares, Series L.

        Holders of the First Preference Shares, Series L will be entitled to receive floating rate cumulative preferential cash dividends in the amount per share determined by multiplying the applicable floating quarterly dividend rate by $25.00. The floating quarterly dividend rate will be equal to the sum of the average yield expressed as a percentage per annum on three-month Government of Canada treasury bills plus 2.05%.

        On each First Preference Shares, Series L Conversion Date, being March 1, 2024, and March 1 every five years thereafter, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series L at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On any date after March 1, 2019, that is not a First Preference Shares, Series L Conversion Date, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series L at a price of $25.50 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On each First Preference Shares, Series L Conversion Date, the holders of First Preference Shares, Series L have the option to convert any or all of their First Preference Shares, Series L into an equal number of First Preference Shares, Series K.

        On any First Preference Shares, Series K Conversion Date, if Fortis determines that there would be less than 1,000,000 First Preference Shares, Series K outstanding, such remaining First Preference Shares, Series K will automatically be converted into an equal number of First Preference Shares, Series L. On any First Preference Shares, Series L Conversion Date, if Fortis determines that there would be less than 1,000,000 First Preference Shares, Series L outstanding, such remaining First Preference Shares, Series L will automatically be converted into an equal number of First Preference Shares, Series K. However, if such automatic conversions would result in less than 1,000,000 First Preference Shares, Series L or less than 1,000,000 First Preference Shares, Series K outstanding then no automatic conversion would take place.

First Preference Shares, Series M

        Holders of the 24,000,000 First Preference Shares, Series M are entitled to receive fixed cumulative preferential cash dividends at a rate of $1.0250 per share per annum for each year up to but excluding December 1, 2019. For each five-year period after that date, the holders of First Preference Shares, Series M are entitled to receive reset fixed cumulative preferential cash dividends. The reset annual dividends per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada bond yield on the applicable reset date plus 2.48%.

        On each Series M Conversion Date, being December 1, 2019, and December 1 every five years thereafter, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series M, at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On each Series M Conversion Date, the holders of First Preference Shares, Series M have the option to convert any or all of their First Preference Shares, Series M into an equal number of cumulative redeemable floating rate First Preference Shares, Series N.

        Holders of the First Preference Shares, Series N will be entitled to receive floating rate cumulative preferential cash dividends in the amount per share determined by multiplying the applicable floating quarterly dividend rate by $25.00. The floating quarterly dividend rate will be equal to the sum of the average yield expressed as a percentage per annum on three-month Government of Canada treasury bills plus 2.48%.

        On each First Preference Shares, Series N Conversion Date, being December 1, 2024, and December 1 every five years thereafter, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series N at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On any date after December 1, 2019, that is not a First Preference Shares, Series N Conversion Date, Fortis has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series N at a price of $25.50 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On each First Preference Shares, Series N Conversion Date, the holders of First Preference Shares, Series N have the option to convert any or all of their First Preference Shares, Series N into an equal number of First Preference Shares, Series M.

        On any First Preference Shares, Series M Conversion Date, if Fortis determines that there would be less than 1,000,000 First Preference Shares, Series M outstanding, such remaining First Preference Shares, Series M will automatically be converted into an equal number of First Preference Shares, Series N. On any First Preference Shares, Series N Conversion Date, if Fortis determines that there would be less than 1,000,000 First Preference Shares, Series N outstanding, such remaining First Preference Shares, Series N will automatically be converted into an equal number of First Preference Shares, Series M. However, if such automatic conversions would result in less than 1,000,000 First Preference Shares, Series N or less than 1,000,000 First Preference Shares, Series M outstanding then no automatic conversion would take place.

Ownership and Exchange Controls

        Limitations on the ability to acquire and hold Fortis common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over or of a significant interest in Fortis. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition.

        This legislation also requires any person who intends to acquire Fortis common shares to file a notification with the Commissioner if certain financial thresholds are exceeded, if that person (and their affiliates) would hold more than 20% in the aggregate of the votes attached to all of the outstanding voting shares and if no exemption applies. If a person already holds more than 20% in the aggregate of the votes attached to all of the outstanding voting shares, a notification must be filed when the acquisition of additional shares would bring that person's (and their affiliates) holdings to over 50%, if certain financial thresholds are exceeded and if no exemption applies.

        Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless compliance with the waiting period has been waived or the Commissioner provides written notice that he or she is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal to challenge the acquisition.

        The legislation grants the Commissioner jurisdiction to challenge the acquisition before the Canadian Competition Tribunal for up to one year after the acquisition has been substantially completed unless the Commissioner provides written notice that he or she is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal to challenge the acquisition.

        Every person who is required to file a notification with the Commissioner of an acquisition that involves a "transportation undertaking" is also required to give notice to the Minister of Transport and is prohibited from completing the acquisition unless the transaction is approved by the Governor in Council.

        There is no limitation imposed by Canadian law or Fortis' articles of continuance on the right of non-residents to hold or vote Fortis common shares, other than those that may be imposed by the Investment Canada Act.

        The Investment Canada Act requires any person that is not a "Canadian" (as defined in the Investment Canada Act) who acquires "control" (as defined in the Investment Canada Act) of an existing Canadian business to file either a pre-closing application for review or a post-closing notification with the Director of Investments appointed by the Minster responsible for the administration of the Investment Canada Act.

        On March 25, 2015, the Canadian government announced new Investment Canada Act regulations that changed the thresholds for determining when an acquisition of control of a Canadian business is a reviewable transaction (from an asset value-based test to an enterprise value-based test, in most cases). As of April 24, 2015, when amendments to the Investment Canada Act and the regulations came into force, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor is an enterprise value of assets that exceeds $600 million. The enterprise value review threshold will remain at $600 million for two years, before increasing to $800 million for the following two years, and then move to $1 billion. For purposes of a publicly traded company, the "enterprise value" of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

        As such, under the Investment Canada Act, the acquisition of control of Fortis (either through the acquisition of its common shares or all or substantially all its assets) by a non-Canadian who is a World Trade Organization member country investor, including a U.S. investor, would be reviewable only if the enterprise value of Fortis' assets exceeds the specified threshold for review.

        Where the acquisition of control is a reviewable transaction, the Investment Canada Act generally prohibits the implementation of the reviewable transaction unless, after review, the Minister responsible for the administration of the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada.

        The acquisition of a majority of the votes attached to all of the voting shares of a corporation is deemed to be acquisition of "control" of that entity. The acquisition of less than a majority but one-third or more of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of Fortis is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, Fortis is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of Fortis is deemed not to be acquisition of control of that corporation subject to certain discretionary rights vested in the Minister responsible for the administration of the Investment Canada Act relative to investments involving state owned enterprises.

        Other than in connection with a "national security" review, discussed below, certain transactions in relation to Fortis common shares would be exempt from the Investment Canada Act including:

  •
  the acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

  •
  the acquisition or control of Fortis in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

  •
  the acquisition or control of Fortis by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Fortis, through the ownership of Fortis voting interests, remains unchanged.

        Under the national security regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to "acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada." The relevant test is whether such an investment by a non-Canadian could be "injurious to national security." The Minister of Industry has broad discretion to determine whether an entity is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may be initiated up to

75 days post-closing. Where a review on national security grounds occurs pre-closing, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period.

        There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by Fortis to non-resident holders of Fortis common shares, other than withholding tax requirements.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

        Under the Corporations Act, a shareholder of Fortis who is entitled to vote at an annual meeting of shareholders may submit to Fortis notice of a matter that the shareholder proposes to raise at the upcoming annual shareholder meeting, and any such shareholder proposal submitted in compliance with the requirements of the Corporations Act will be set out or attached to the management proxy circular for the relevant shareholder meeting. A shareholder proposal may include nominations for the election of directors where the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the common shares of Fortis or 5% of the shares of a class or series of shares of Fortis entitled to vote at the meeting to which the proposal is to be presented. See the section entitled "Comparison of Rights of Fortis and ITC Shareholders" beginning on page [•] of this proxy statement/prospectus.

        Fortis is required to include or attach a shareholder proposal to its management proxy circular unless: (i) the proposal is not submitted to Fortis at least 90 days before the anniversary date of the previous annual meeting of shareholders; (ii) it clearly appears that the proposal is submitted by the shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against Fortis or its directors, officers or security holders, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes; (iii) Fortis, at the shareholder's request, included a proposal in a management proxy circular relating to a meeting of shareholders held within two years preceding the receipt of the request, and the shareholder failed to present the proposal, in person or by proxy, at the meeting; (iv) substantially the same proposal was submitted to shareholders in a management proxy circular or a dissident's proxy circular relating to a meeting of shareholders held within two years preceding the receipt of the shareholder's request and the proposal was defeated; or (v) the rights conferred by the Corporations Act with respect to shareholder proposals are being abused to secure publicity.

        Fortis has not adopted an advance notice by-law, but may do so in the future.

Fortis' Transfer Agent

        Upon the closing of the merger, the transfer agent and registrar for Fortis' common shares in Canada will be Computershare Trust Company of Canada at its principal office in Toronto, Ontario and the co-transfer agent and co-registrar in the United States will be Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts.

Listing of Fortis Common Shares

        Fortis' common shares have been authorized for listing on the NYSE under the symbol "FTS," including the common shares of Fortis to be received by ITC shareholders in the merger. Fortis' common shares will trade in US dollars on the NYSE and in Canadian dollars on the TSX.

 BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Fortis

        As of May 5, 2016, there were 79 holders of Fortis common shares in the United States. The following table sets forth information regarding the beneficial ownership of Fortis common shares as of May 5, 2016 by: (i) each person known by Fortis to beneficially own more than 5% of Fortis common shares, (ii) each director (who was serving as a director as of that date) and nominee for director, (iii) each executive officer, and (iv) all current directors and executive officers as a group. In general, a person "beneficially owns" shares if he or she has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire such voting or disposition rights within 60 days of May 5, 2016 (such as by exercising options). The percentage of shares beneficially owned is based on 283,099,180 common shares outstanding as of May 5, 2016. Furthermore, unless otherwise noted, the mailing address of each person or entity named in the table is Fortis Place, Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John's, Newfoundland and Labrador, Canada A1B 3T2.

	Beneficial Ownership
	Number of Common Shares Beneficially Owned	Approximate Percentage of Common Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Executive Officers and Directors:
Barry V. Perry(1)	446,905	*
Karl W. Smith(1)	345,770	*
Nora M. Duke(1)	255,567	*
Earl A. Ludlow(1)	279,007	*
James P. Laurito	—	*
David C. Bennett(1)	28,820	*
Janet A. Craig	—	*
Karen J. Gosse(1)	31,974	*
James D. Roberts(1)	46,554	*
James D. Spinney(1)	39,816	*
David G. Norris	13,477	*
Tracey C. Ball	4,950	*
Pierre Blouin	2,380	*
Peter E. Case	16,500	*
Maura J. Clark	—	*
Margarita K. Dilley	—	*
Ida J. Goodreau	—	*
Douglas J. Haughey	10,000	*
R. Harry McWatters	1,100	*
Ronald D. Munkley	12,000	*
Jo Mark Zurel	9,949	*
All executive officers and directors as a group (21 persons)	1,544,769	*
5% Shareholders(2)	—	*

*
Less than 1%.
(1)
Includes option grants and shares that may be acquired upon exercise of options that are currently exercisable or become exercisable prior to July 4, 2016.

Name	Option Shares
Barry V. Perry	255,783
Karl W. Smith	234,493
Nora M. Duke	160,496
Earl A. Ludlow	172,635
David C. Bennett	11,815
Karen J. Gosse	14,186
James D. Roberts	17,983
James D. Spinney	10,289
(2)
Under Canadian securities laws, beneficial ownership reporting only applies to significant shareholders who beneficially own or control and direct, whether directly or indirectly, 10% or more of the common shares of an issuer. As a result, there is no method by which Fortis can reliably identify beneficial owners of 5% or more of its common shares. No shareholder of Fortis has reported that it beneficially owns or controls and directs 10% or more of Fortis' common shares.

Security Ownership of Certain Beneficial Owners and Management of ITC

        The table below shows how much ITC common stock was beneficially owned as of May 5, 2016 by (i) each person known by ITC to beneficially own more than 5% of the ITC common stock issued and outstanding, (ii) each director (who was serving as a director as of that date) and nominee for director, (iii) each named executive officer, and (iv) all current directors and executive officers as a group. In general, a person "beneficially owns" shares if he or she has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire such voting or disposition rights on May 5, 2016 or 60 days thereafter (such as by exercising options or stock appreciation rights).

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Joseph L. Welch(2)	2,622,598	1.7%
Linda H. Blair	753,121	*
Rejji P. Hayes	92,048	*
Jon E. Jipping	628,109	*
Daniel J. Oginsky	405,674	*
Albert Ernst	12,350	*
Christopher H. Franklin	11,445	*
Edward G. Jepsen	186,243	*
David R. Lopez	3,618	*
Hazel R. O'Leary	22,137	*
Thomas G. Stephens	7,686	*
G. Bennett Stewart, III	32,982	*
Lee C. Stewart	35,727	*
All current directors and executive officers as a group (14 persons)	4,860,243	3.2%
The Vanguard Group(3)	10,709,047	7.0%

*
Less than 1%
(1)
Includes unvested restricted stock and performance share grants and shares that may be acquired upon exercise of options that are currently exercisable or become exercisable prior to July 4, 2016 and shares pledged by the holder as security for loans. The number of performance shares issued to the NEOs was based on target performance.

Name	Restricted Stock	Performance Shares	Option Shares	Shares Pledged as Security
Joseph L. Welch	68,993	40,279	714,222	800,000
Linda H. Blair	25,347	16,266	645,541	—
Rejji P. Hayes	23,590	10,596	56,619	—
Jon E. Jipping	20,720	13,299	503,129	—
Daniel J. Oginsky	16,079	11,206	285,860	—
Albert Ernst	3,618	—	—	—
Christopher H. Franklin	4,896	—	—	—
Edward G. Jepsen	4,896	—	—	—
David R. Lopez	3,618	—	—	—
Hazel R. O'Leary	4,896	—	—	—
Thomas G. Stephens	4,896	—	—	—
G. Bennett Stewart, III	4,896	—	—	—
Lee C. Stewart	4,896	—	—	—
All current directors and executive officers as a group (14 persons)	207,839	100,918	2,226,106	800,000
(2)
The amount shown in the table does not include 377,700 shares beneficially owned by the spouse of Mr. Welch, 49,200 of which are subject to a standard pledge account. Mr. Welch has no voting or dispositive power with respect to, and disclaims beneficial ownership of such shares.
(3)
Based on information contained in a Schedule 13G/A filed on February 10, 2016, with information as of December 31, 2015, The Vanguard Group has sole voting power with respect to 122,616 shares, shared voting power with respect to 7,700 shares, shared dispositive power with respect to 109,616 shares and sole dispositive power with respect to 10,599,431 shares. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

COMPARISON OF RIGHTS OF FORTIS AND ITC SHAREHOLDERS

General

        Fortis is organized under the laws of the province of Newfoundland and Labrador, Canada and, accordingly, the rights of the shareholders of Fortis will be governed principally by the Corporations Act, Fortis' articles of continuance, or articles, and Fortis' by-laws. ITC is incorporated in the state of Michigan and the rights of ITC shareholders are governed by Michigan law and by ITC's amended and restated articles of incorporation, dated as of June 13, 2005, which we refer to as ITC's articles of incorporation, and fifth amended and restated bylaws, dated as of February 24, 2015, which we refer to as ITC's bylaws. Upon completion of the merger, each share of ITC common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration, which will consist of common shares of Fortis and cash. As a result, ITC shareholders who receive Fortis common shares will become common shareholders of Fortis and, as such, their rights will be governed principally by the Corporations Act and Fortis' articles and bylaws.

Certain Differences Between the Rights of Shareholders of Fortis and Shareholders of ITC

        The following is a summary of material differences between the rights of holders of Fortis' common shares under the Corporations Act and Fortis' articles and by-laws and the existing rights of holders of ITC common stock under the MBCA, the ITC articles of incorporation and the ITC bylaws. While Fortis and ITC believe that the following summary covers all of those material differences, it may not contain all of the information that is important to you. The following summary does not include a complete description of all differences between the rights of Fortis shareholders and ITC shareholders, nor does it include a complete discussion of the respective rights of Fortis shareholders and ITC shareholders.

        The following summary is qualified in its entirety by reference to the Corporations Act, Fortis' articles and by-laws, the MBCA, the ITC articles of incorporation and the ITC bylaws and the various other documents referred to in this summary. Fortis and ITC urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the Corporations Act and the MBCA, Fortis' articles and bylaws, the ITC articles of incorporation and the ITC bylaws and each other document referred to in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a holder of Fortis common shares and the rights of an ITC shareholder. ITC has filed with the SEC its constituent documents referenced in this summary of shareholder rights and will send copies of these documents to you, without charge, upon your request. Fortis' articles and by-laws are filed as exhibits to this proxy statement/prospectus and are incorporated by reference herein. See the section entitled "Where You Can Find Additional Information" beginning on page [•] of this proxy statement/prospectus. References to "holder" in this summary are to the registered holder of the applicable shares.

Provision	Fortis	ITC
Name of Company	Fortis Inc.	ITC Holdings Corp.
Authorized and Outstanding Share Capital

The authorized share capital of Fortis consists of (i) an unlimited number of common shares, (ii) an unlimited number of First Preference Shares, and (iii) an unlimited number of Second Preference Shares, each without nominal or par value. The First Preference Shares and Second Preference Shares may each be issued in one or more series.

As of the record date, there were        common shares of Fortis outstanding,        First Preference Shares of Fortis outstanding and no Second Preference Shares of Fortis outstanding.

The authorized capital stock of ITC currently is (i) 300,000,000 shares of common stock, without par value, and (ii) 10,000,000 shares of preferred stock, without par value.

ITC's articles of incorporation provide that the relative rights, preferences and limitations of preferred stock may be determined by the ITC board of directors.

As of the record date, there were approximately          shares of ITC common stock outstanding and no shares of preferred ITC stock outstanding, and approximately          holders of record of ITC common stock.

Provision	Fortis	ITC
Dividends

Subject to the rights of the holders of the First Preference Shares and Second Preference Shares and any other class of shares of Fortis entitled to receive dividends in priority to or ratably with the holders of the common shares, Fortis' board may declare dividends on the common shares to the exclusion of any other class of shares of Fortis. However, the Corporations Act and Fortis by-laws prohibit Fortis from declaring or paying dividends when there are reasonable grounds for believing that (1) Fortis is, or would after such payment be, unable to pay its liabilities as they become due or (2) the realizable value of Fortis' assets would be less than the aggregate of its liabilities and stated capital of all classes of its shares.

Under the Corporations Act, a corporation may pay a dividend in money or property or by issuing fully paid shares of the corporation.

Michigan law permits a corporation to pay dividends subject to certain limitations. A corporation may not make a distribution to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The declaration and payment of dividends is subject to the discretion of the ITC board of directors and depends on various factors, including ITC's net income, financial condition, cash requirements, future prospects and other factors deemed relevant by the ITC board of directors. As a holding company with no business operations, ITC's material assets consist primarily of the common stock or ownership interests in its subsidiaries and cash. ITC's material cash inflows are only from dividends and other payments received from time to time from its subsidiaries and the proceeds raised from the sale of debt and equity securities. The ability of ITC's subsidiaries to make dividend and other payments to ITC is subject to the availability of funds after taking into account the ITC subsidiaries' funding requirements, the terms of the ITC subsidiaries' indebtedness, the regulations of FERC under the FPA, and applicable state laws. The debt agreements to which ITC or its regulated operating subsidiaries is a party contain numerous financial covenants that could limit ITC's ability to pay dividends, as well as covenants that prohibit ITC from paying dividends if ITC is in default under its term loan credit agreement. Further, each of ITC's subsidiaries is legally distinct from ITC and has no obligation, contingent or otherwise, to make funds available to ITC. For more information on ITC's dividend policy, see the section entitled "Proposal 1: The Merger—ITC's Dividend Policy" beginning on page [•] of this proxy statement/prospectus.

Provision	Fortis	ITC
Voting Rights

Holders of Fortis common shares are entitled to receive notice of and to attend all meetings of shareholders of Fortis and to vote thereat, except at meetings at which only holders of a specified class of shares (other than Fortis common shares) or specified series of shares are entitled to vote. At all meetings at which such holder is entitled to vote, such holder (if present in person or by proxy) shall be entitled to one vote for each Fortis common share held by such holder. Unless the Corporations Act or the articles of the corporation require a greater number of votes, an action to be taken by the vote of shareholders is authorized by a resolution passed by a majority of the votes cast by shareholders who vote in respect of the resolution.

Fortis' articles provide that, except as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of such shares, the holders of First Preference Shares or Second Preference Shares as a class are not entitled to receive notice of, to attend or to vote at any meeting of, the shareholders of Fortis. Each series of Fortis' outstanding First Preference Shares provide that the holder does not have any such voting or other associated rights (except as otherwise provided by law and except with respect to meetings of the holders of First Preference Shares either as a class or for such series) unless and until Fortis has failed to pay eight quarterly dividends on the series, whether or not consecutive, and whether or not such dividends have been declared and whether or not there are any monies of Fortis properly applicable to the payment of dividends on the series. In the event of such non-payment on a series, and for only so long as any such dividends remain in arrears, the holders of the First Preference Shares of such series shall have the right to receive notice of and to attend all meetings of shareholders of Fortis (other than a separate meeting of the holders of another series or class of shares) which takes place more than 60 days after the date on which the failure first occurs and such holders will have the right, at any such meeting, to one vote in respect of each First Preference Share of such series held.

Under Michigan law, an action to be taken by the vote of shareholders, other than an election of directors, is authorized by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote on the action, unless the MBCA or the articles of incorporation of the corporation specify a greater voting requirement. Under the MBCA, abstaining or submitting a ballot marked abstain is not considered a vote cast on the action.

Each holder of ITC common stock is entitled to cast one vote for each share of ITC common stock held of record on all matters submitted to a vote of ITC shareholders, including the election of directors, subject to the restrictions on market participants described below. Holders of ITC common stock have no cumulative voting rights in the election of directors.

If a market participant, together with its group members, beneficially owns 5% or more of any class or series of ITC capital stock, that market participant, together with its group members, will not be permitted to exercise voting rights on shares constituting 5% or more of that class or series.

A "market participant" has the meaning given to that term by FERC and includes an entity that sells or brokers electric energy, or provides ancillary services to ITC's regulated operating subsidiaries or MISO or SPP (unless FERC finds that the entity does not have economic or commercial interests that would be significantly affected by the actions or decisions of the regulated operating subsidiary or MISO or SPP), or any other entity that FERC finds to be a market participant because it has economic or commercial interests that would be significantly affected by the actions or decisions of ITC's regulated operating subsidiaries or MISO or SPP.

Provision	Fortis	ITC
Number of Directors; Election; Classified Board; Removal; Vacancies

Number of Directors.    The Corporations Act provides that a corporation, any of the issued securities of which are or were part of a distribution to the public, must have no fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The Corporations Act further provides that at least 25% of the directors of a corporation must be resident Canadians.

Fortis' articles provide that the number of directors constituting its board must be not less than 3 and not more than 15. Fortis' by-laws provide that a majority of the directors constitutes a quorum for the transaction of business at any meeting of directors.

Number of Directors.    Under Michigan law, the minimum number of directors a corporation may have is one.

ITC's bylaws provide that the total number of ITC directors will be not less than two and not more than twelve, as determined by the ITC board of directors from time to time. ITC currently has nine directors.

The merger agreement provides that the ITC board of directors will initially be comprised of not more than nine directors, including the chief executive officer of ITC at the effective time of the merger. Within six months of the effective time of the merger, the ITC board of directors will consist of (i) the chief executive officer of ITC, (ii) a minority of representatives of Fortis, and (iii) a majority of directors independent of Fortis. The chief executive officer of ITC, the ITC board of directors and the Fortis board of directors will make recommendations to Investment Holdings and ITC regarding the identification and appointment of the independent directors giving consideration to their respective qualifications and ability to provide effective leadership as a member of the ITC board of directors. See the section entitled "Proposal 1: The Merger—Board of Directors and Management of Fortis and ITC after the Merger" beginning on page [•] of this proxy statement/prospectus.

Election.    The Corporations Act provides that shareholders of a corporation will, by ordinary resolution at each annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director's election. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. Fortis' articles do not provide for cumulative voting for its directors.

Fortis has adopted a Majority Voting Policy which stipulates that if any nominee for director receives, from the common shares voted at an annual meeting, a greater number of votes "withheld" than "for" his or her election, such director must immediately tender his or her resignation. Fortis' board will accept such resignation absent exceptional circumstances that would warrant the director to continue to serve on the board. This Majority Voting Policy does not apply to a contested election of directors, that is, where the number of nominees exceeds the number of directors to be elected.

Election.    ITC's board members are elected by plurality voting, meaning that the number of director nominees equal to the number of board seats subject to the election who receive the greatest number of votes are elected.

Under ITC's corporate governance guidelines, in any uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election is expected to tender his or her resignation to the chairman of the board of directors promptly following certification of the shareholder vote, which resignation shall be effective only upon acceptance by the board of directors. Within 90 days following certification of the voting results on the election, a committee of the board of directors will determine whether to recommend acceptance of the director's resignation and will submit such recommendation for prompt consideration by the board of directors, and the board of directors will act on the committee's recommendation not later than its next regularly scheduled meeting following receipt of such recommendation. The committee and the board of directors may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Provision	Fortis	ITC
	Classified Board. Fortis does not have a classified board of directors.	Classified Board. ITC does not have a classified board of directors.

Removal.    Fortis shareholders may by ordinary resolution passed at a special meeting remove directors from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by a quorum of directors.

Removal.    The MBCA provides that, unless otherwise provided in the articles of incorporation, directors may be removed with or without cause by affirmative vote of a majority of the shares entitled to vote at an election.

ITC's articles of incorporation do not provide for a different voting requirement.

Vacancies.    A quorum of Fortis' directors may fill a vacancy on the board, except a vacancy resulting from an increase in the fixed number or minimum number of directors or from a failure to elect the fixed number or minimum number of directors required by Fortis' articles.

Vacancies.    Under Michigan law, unless otherwise limited by the articles of incorporation, vacancies and newly created directorships may be filled by the shareholders, the board of directors, or a majority of directors remaining in office, although less than a quorum.

ITC's articles of incorporation do not provide for any limitations.
Shareholder Action by Written Consent

The Corporations Act provides that a written resolution signed by the shareholders entitled to vote on that resolution at a shareholders meeting is as valid as if it had been passed at a shareholders meeting.

Under Michigan law, any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if before or after the action all the shareholders entitled to vote consent in writing. The articles of incorporation may provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing.

ITC's articles of incorporation do not currently modify the unanimity standard under Michigan law.

Provision	Fortis	ITC
Special Meetings of Shareholders

Under the Corporations Act, a special meeting of shareholders may be called by a corporation's board of directors at any time. The holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Subject to specific exemptions set out in the Corporations Act, if the directors do not call the meeting within 21 days after receiving the requisition, a shareholder who signed the request may call the meeting.

Under the MBCA, special meetings of shareholders may be called by the board of directors or by the officers, directors or shareholders as may be authorized in the bylaws. In addition, upon application of the holders of not less than 10% of all shares entitled to vote at a meeting, the circuit court may upon a special showing of good cause, order a special meeting.

ITC's bylaws provide that special meetings may be called by the ITC board of directors, the chairperson of the ITC board of directors (if the office is filled) or the president and shall be called by the president or corporate secretary at the written request of ITC shareholders of record that are not market participants who own at least 25% of the outstanding shares of common stock of ITC entitled to vote at such meeting, and have a combined net long beneficial ownership (as defined below) of at least 25% of the outstanding shares of common stock of ITC continuously held for at least one year, and are delivered in proper form as required by ITC's bylaws.

"Net long beneficial ownership" means those shares of common stock of ITC as to which one or more record shareholders of ITC requesting a special meeting, which we refer to as a requesting person, or a beneficial owner whose shares of ITC common stock are held on their behalf by a requesting person, which we refer to as a related beneficial owner, as applicable, possesses (i) the sole power to vote or direct the voting, (ii) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (iii) the sole power to dispose of or direct the disposition; provided that the number of shares calculated in accordance with clauses (i), (ii) and (iii) shall not include any "call equivalent position" (as such term is defined in Rule 16a-1(b) under the U.S. Exchange Act) that is, directly or indirectly, held or maintained by such requesting person or related beneficial owner with respect to any shares of any class or series of shares of ITC.

Quorum of Shareholders

Fortis' by-laws provide that two persons present at a shareholders meeting and collectively holding or representing by proxy at least 25% of Fortis' issued and outstanding shares entitled to vote at that meeting will be a quorum; provided that, where Fortis has only one holder of any class or series of shares, the presence of that shareholder (in person or by proxy) will constitute a quorum.

ITC's bylaws and the MBCA provide that the shareholders present at a meeting in person or by proxy who, as of the record date for the meeting, were holders of a majority of the outstanding shares of ITC entitled to vote at the meeting, constitute a quorum.

Provision	Fortis	ITC
Amendments to Articles or Certificate of Incorporation

Under the Corporations Act, an amendment to Fortis' articles generally requires approval by special resolution. A special resolution is a resolution (i) passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution, or (ii) signed by all shareholders entitled to vote on that resolution. The Corporations Act may also require separate approval by the holders of a class or series of shares for certain amendments; however, holders of a series of shares of a class are entitled to vote separately as a series only where the series is affected by an amendment in a manner different from other shares of the same class.

Under the MBCA, an amendment to ITC's articles of incorporation, other than certain types of immaterial amendments specified in the MBCA, must be proposed by the board of directors and approved by (unless the articles provide for a higher voting requirement) the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment and, if any class or series of shares is entitled to vote on the amendment as a class, the approval of a majority of the outstanding shares of that class or series.

ITC's articles of incorporation do not require a higher vote.

Fortis' articles provide that no alteration, amendment or repeal of the rights, privileges, restrictions and conditions attached to Fortis' common shares (as set out in the articles) will be effective or acted upon unless and until approved at a meeting of the holders of Fortis' common shares by a resolution carried by the affirmative vote of the holders of not less than three-fourths of the votes cast by the common shareholders who voted in respect of that resolution.

Amendments to By-laws

The Corporations Act provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provides, the directors may by resolution make, amend or repeal any by-laws that regulate the business or affairs of the corporation. The directors must submit the by-law, or an amendment or a repeal of a by-law, to the shareholders at the next shareholder meeting and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal. Fortis' articles and by-laws do not contain any restrictions on making, amending or repealing any by-laws.

Under Michigan law, the shareholders or the board of directors may amend or repeal the bylaws or adopt new bylaws unless the articles of incorporation or bylaws provide that the power to adopt new bylaws is reserved exclusively to the shareholders or that the bylaws or any particular bylaw shall not be altered or repealed by the board.

ITC's bylaws may be amended, altered, or repealed, in whole or in part, by ITC shareholders or by the ITC board of directors, provided that notice of any meeting at which an amendment, alteration or repeal would be acted upon shall include notice of the proposed amendment, alteration or repeal. ITC's articles of incorporation and bylaws do not contain any restrictions on adopting, altering or repealing any bylaws.

Rights of Inspection

Under the Corporations Act, shareholders of a corporation, and their agents and legal representatives, may examine certain records of the corporation during its usual business hours and take extracts from those records, free of charge.

Under the MBCA, shareholders of record, and their agents and legal representatives, may inspect a corporation's books and records during its usual business hours if the shareholder gives the corporation written demand describing the purpose for the inspection and the records to be inspected, and if the records are directly connected with the purpose. The purpose must be reasonably related to the shareholder's interest as a shareholder.

Provision	Fortis	ITC
Notice of Shareholder Nominations and Proposals

Under the Corporations Act, a shareholder who is entitled to vote at an annual meeting of shareholders may, subject to certain conditions, submit to the corporation notice of a matter that the shareholder proposes to raise at the meeting (a "proposal") and discuss at the meeting a matter in respect of which the shareholder would have been entitled to submit a proposal. A proposal may include nominations for the election of directors where the proposal is signed by one or more shareholders representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

A corporation must set out a proposal in its management proxy circular or attach the proposal to it. However, the corporation is not required to include (or attach) the proposal where: (i) the proposal is not submitted to the corporation at least 90 days before the anniversary date of the previous annual meeting of shareholders; (ii) it clearly appears that the proposal is submitted by the shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the corporation or its directors, officers or security holders, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes; (iii) the corporation, at the shareholder's request, included a proposal in a management proxy circular relating to a meeting of shareholders held within 2 years preceding the receipt of the request, and the shareholder failed to present the proposal, in person or by proxy, at the meeting; (iv) substantially the same proposal was submitted to shareholders in a management proxy circular or a dissident's proxy circular relating to a meeting of shareholders held within 2 years preceding the receipt of the shareholder's request and the proposal was defeated; or (v) the proposal was submitted to secure publicity.

The MBCA provides that a corporation's bylaws may establish reasonable procedures for the submission of proposals to the corporation in advance of a shareholders meeting. ITC's bylaws provide that any ITC shareholder who was a shareholder of record both at the time of giving of notice and at the time of the ITC shareholders meeting, who is entitled to vote at the meeting and who timely complies with the specified notice provisions, may nominate persons for election to the ITC board of directors or bring other matters before the meeting if the shareholder attends the meeting (personally or by qualified representative) and makes the nomination(s) or brings such other matter(s) before the meeting.

For annual meetings, to be timely, the notice must be given to ITC's corporate secretary not earlier than 120 days and not later than 90 days prior to the one-year anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date or if ITC did not hold an annual meeting in the preceding fiscal year, notice to be timely must be so delivered not earlier than 120 days and not later than 90 days prior to such annual meeting, or, if later, the tenth day following the day on which a public announcement of the date of such meeting is first made.

For special meetings, to be timely, the notice must be delivered in proper form to ITC's corporate secretary (i) not earlier than 120 days and not later than 90 days prior to such special meeting, or, if later, the tenth day following the day on which a public announcement of the date of the special meeting is first made, or (ii) if the special meeting is called at the request of ITC shareholders, at the time a request for a special meeting is submitted in proper form to ITC's corporate secretary by ITC shareholders with the requisite ownership in accordance with ITC's bylaws.

If the number of directors to be elected to the ITC board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased ITC board of directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if given to ITC's corporate secretary not later than ten days following the day on which such public announcement is first made.

The notice must contain specific information concerning the person to be nominated or the business proposed, as well as specific information concerning the ITC shareholder making the nomination or proposal.

Provision	Fortis	ITC
Limitation of Personal Liability of Directors and Officers	Not applicable.

Under Michigan law, a corporation may adopt a provision in its articles of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action as a director, except liability for the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or its shareholders; (iii) a declaration of a share dividend or distribution to shareholders contrary to the restrictions of the MBCA and any restrictions contained in the corporation's articles of incorporation which the director voted for or concurred in; (iv) distribution to shareholders during or after dissolution of the corporation without paying or providing for debts, obligations, and liabilities of the corporation as required by the MBCA which the director voted for or concurred in; (v) making a loan to a director, officer, or employee of the corporation or of a subsidiary of the corporation contrary to the MBCA; or (vi) an intentional criminal act.

ITC's articles of incorporation include such a provision and further provide that ITC directors' liability shall be limited to the fullest extent permitted by the MBCA if the relevant MBCA provision is amended to authorize further limitation of liability. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation on personal liability existing at the time of such repeal or modification.

Provision	Fortis	ITC
Indemnification of Directors and Officers

Under the Corporations Act, except in respect of an action by or on behalf of the corporation or body corporate to obtain a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation, or a person who acts or has acted at the corporation's request as a director or officer of a corporation of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (each, an "indemnified person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified person in respect of any civil, criminal or administrative action or proceeding to which the indemnified person is made a party by reason of being or having been a director or officer of that corporation, if the director or officer to be indemnified (i) acted honestly and in good faith with a view to the best interests of the corporation, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

A corporation may with the approval of a court indemnify an indemnified person in respect of an action by or on behalf of the corporation or body corporate to obtain a judgment in its favor, to which the person is made a party because of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with the action where the person fulfils the conditions set out in (i) and (ii) above.

Fortis' by-laws provide that Fortis will so indemnify each indemnified person.

Under the MBCA, a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another entity, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In an action by or in the right of the corporation, the corporation has the power to indemnify to the same extent except that indemnification may not be made if the person has been found liable to the corporation unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, in which case indemnification may be made but only to the extent of reasonable expenses incurred. A corporation may pay or reimburse reasonable expenses in advance of final disposition if the person furnishes the corporation a written undertaking to repay the advance if it is determined that he or she did not meet the applicable standard of conduct, if any, required for indemnification. A provision in the articles of incorporation, bylaws, board or shareholder resolution or agreement making indemnification mandatory shall also make the advancement of expenses mandatory unless the provision, resolution or agreement specifically provides otherwise. The MBCA also provides that to the extent the corporation has a provision in its articles of incorporation eliminating or limiting liability of directors to the corporation and its shareholders, as ITC does, the corporation may indemnify a director without a determination that the director met the required standard of conduct unless one of the statutory exceptions to the limitation on liability applies.

ITC's articles of incorporation and bylaws provide that ITC shall indemnify directors and officers to the maximum extent permitted by the MBCA. ITC's bylaws also require that ITC shall advance expenses to directors and officers as provided in the MBCA. Indemnification rights continue for a person who has ceased to be a director or officer and shall inure to the benefit of their heirs, executors, and administrators.

Provision	Fortis	ITC
Transfer Restrictions	Not applicable.

ITC is restricted from issuing shares and recording any transfer of shares if the issuance or transfer would cause any "market participant," either individually or together with members of its "group" (as defined in the SEC's beneficial ownership rules), to beneficially own 5% or more of any class or series of ITC capital stock. This restriction does not preclude the settlement of transfers that occur on the NYSE (or another national securities exchange or automated inter-dealer quotation system on which the shares may trade), but such transferred shares remain subject to all of the provisions and limitations relating to market participants contained in the corporation's articles of incorporation. Nor does the restriction apply to the issuance of shares or recording any transfer of shares to an investment banking institution, in its capacity as an underwriter or initial purchaser of a public offering or private placement, respectively, of shares of capital stock of the corporation if such offering or placement has been approved by the board of directors.

A "market participant" has the meaning given to that term by FERC as previously described in this proxy statement/prospectus.
Shareholder Rights Plans	Fortis does not currently have a shareholder rights plan.	ITC does not currently have a shareholder rights plan.

Provision	Fortis	ITC
Shareholder Approval of Business Combinations; Fundamental Changes; Transactions with Interested Shareholders

Under the Corporations Act, certain fundamental changes such as articles amendments, certain amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction, sales, leases or exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business) and other extraordinary corporate actions (such as liquidations, dissolutions and arrangements, if so ordered by a court) are required to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares. A special resolution is a resolution (i) passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution, or (ii) signed by all shareholders entitled to vote on that resolution.

In addition, the Corporations Act provides that, where it is not practicable for a corporation that is not insolvent to effect such a fundamental change under any other provision contemplated under the Corporations Act, the corporation may apply to a court for an order approving an arrangement. In general, a plan of arrangement is approved by a corporation's board of directors and then is submitted to a court for approval. It is not unusual for a corporation in such circumstances to apply to court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained, and also determines whether any shareholders may dissent from fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement. Subject to approval by the persons entitled to notice and to issuance of the final order, articles of arrangement are executed and filed by the corporation, following which the arrangement becomes effective.

Voting on Mergers and Similar Transaction. The MBCA generally requires (i) the affirmative vote of the holders of a majority of a constituent corporation's outstanding shares entitled to vote, unless the articles of incorporation or the board of directors' authorizing resolutions require a greater vote, and (ii) if a class or series is entitled to vote on the plan as a class, the affirmative vote of the holders of a majority of the outstanding shares of the class or series, to authorize a:

•

plan of merger;

•

plan of share exchange;

•

dissolution; or

•

disposition of all or substantially all of its assets.

However, unless the articles of incorporation require otherwise or the merger is an "upside down merger," no shareholder vote is required of a corporation surviving a merger if the corporation's articles of incorporation are not amended by the merger and each share of stock of the corporation will be an identical share of the surviving corporation after the merger. An "upside down merger" is a merger in which the securities to be issued or delivered in the merger are or may be converted into shares of the acquiring corporation's common stock and the number of the acquiring corporation's common shares to be issued or delivered, plus those initially issuable upon conversion or exchange of any other securities to be issued or delivered, will exceed 100% of the number of its common shares outstanding immediately prior to the acquisition plus the number of its common shares, if any, initially issuable upon conversion or exchange of any other securities then outstanding. In addition, no shareholder vote is required for the acquiring corporation in a share exchange.

ITC's articles of incorporation do not require a greater proportion than a majority affirmative vote to approve a plan of merger.

Provision	Fortis	ITC

Transactions with Interested Shareholders.    The Corporations Act does not contain a provision comparable to Chapter 7A of the MBCA with respect to business combinations. However, Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") contains detailed requirements where a reporting issuer is party to a "business combination" or carries out a "related party transaction" as defined in MI 61-101." Generally speaking, MI 61-101 business combinations are transactions in which a related party of the issuer (i) would, as a consequence, acquire the issuer or the business of the issuer, whether alone or with joint actors, (ii) is party to a connected transaction, or (iii) is entitled to disproportionate consideration or another benefit that is not available to all of the issuer's security holders of the same class. A MI 61-101 related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. "Related party" as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities and (iii) holders of a sufficient number of any securities of the issuer to affect materially control of the issuer.

MI 61-101 requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast. Related party transactions excepted from this minority approval requirement include transactions whose fair market value does not exceed 25% of the issuer's market capitalization, certain transactions in the ordinary course of business and certain transactions designed to improve the financial position of an issuer that is in serious financial difficulty. A business combination or related party transaction may also be excepted where interested parties own 90% or more of an affected class of securities and an appraisal remedy (or substantially equivalent right) is available to holders of that class. MI 61-101 requires specific detailed disclosure in the proxy (information) circular sent to security holders in connection with a business combination or related party transaction where such minority approval is required and, subject to certain exceptions, the preparation of a formal valuation of the affected securities in a business combination or the non-cash assets that are the subject of the related party transaction, as applicable, and any non-cash consideration offered in connection therewith.

Transactions with Interested Shareholders.    Chapter 7A of the MBCA provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than two thirds of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% or more owner), voting as a separate class. These requirements do not apply if (i) the corporation's board of directors approves the transaction (and exempts the 10% or more owner) before the 10% or more owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% or more owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other shareholders in the open market, through private transactions or through a tender offer.

As permitted by Chapter 7A, ITC's articles of incorporation provide that ITC is not governed by the provisions of that Chapter. In order for ITC to become subject to the provisions of Chapter 7A, ITC shareholders would have to vote affirmatively to amend ITC's articles of incorporation.

Provision	Fortis	ITC
Compulsory Acquisitions

The Corporations Act provides that if, within 120 days after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares of a class of shares to which the bid relates (other than the shares held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror), the offeror is entitled to acquire the shares held by those holders of shares of that class who did not accept the take-over bid (each, a dissenting offeree). An offeror may acquire shares held by a dissenting offeree by sending within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid an offeror's notice to each dissenting offeree. A dissenting offeree is required to elect (i) to transfer his or her shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or (ii) to demand payment of the fair value of his or her shares by notifying the offeror within 20 days after the dissenting offeree receives the offeror's notice.

The MBCA provides that a company owning at least 90% of the outstanding shares of another company generally may merge with the other company without shareholder approval, but must provide notice to the minority shareholders and comply with the dissenters' rights statute, if applicable.

Appraisal Rights

The Corporations Act provides that a holder of shares of a class of a corporation is entitled to exercise dissent rights in respect of certain matters, and to be paid the fair value of their shares in connection therewith. Such matters include (i) certain amendments to the corporation's articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class, or change or remove a restriction upon the business that the corporation may carry on, (ii) an amalgamation with another corporation (other than with certain affiliated corporations), (iii) a continuance under the laws of another jurisdiction, (iv) a sale, lease or exchange of all or substantially all of the corporation's property (other than in the ordinary course of business of the corporation) and (v) a court order permitting a shareholder to dissent in connection with an application for an order approving an arrangement proposed by the corporation. However, a corporation is not required to make payment to a dissenting shareholder where there are reasonable grounds for believing that the corporation is or would after the payment be unable to pay its liabilities as they become due; or the realizable value of the corporation's assets would as a result be less than the aggregate of its liabilities.

The MBCA generally provides that a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, certain corporate actions on which shareholders are entitled to vote, including mergers, share exchanges, sales of all or substantially all of a corporation's assets, conversions to a different entity type and certain articles amendments. However, a shareholder will generally not have dissenters' rights if the corporation's shares are traded on a national securities exchange, such as the NYSE, on the record date, or if shareholders receive in the transaction cash or shares that are listed on a national securities exchange on the effective date of the transaction. As a result, ITC shareholders will not have dissenters' rights under the MBCA in connection with the merger.

Provision	Fortis	ITC
Derivative Actions	The Corporations Act provides that a complainant may apply to a court for leave to bring an action in the name and on behalf of a corporation or a subsidiary, or intervene in an action to which a body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. However, an action may not be brought and intervention in an action may not be made unless the court is satisfied that (i) the complainant has given the requisite notice to the directors of the corporation or its subsidiary of his or her intention to apply to the court for leave to bring the derivative action where the directors do not bring, diligently prosecute or defend or discontinue the action, (ii) the complainant is acting in good faith, and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Additionally, the Corporations Act provides that in connection with such an action or intervention, the court may make any order it thinks appropriate, including (i) an order authorizing the complainant or any other person to control the conduct of the action, (ii) an order giving directions for the conduct of the action, (iii) an order directing that any amount adjudged payable by a defendant in the action be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary, and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action. Furthermore, the court may order a corporation or its subsidiary to pay the interim expenses of a complainant in a derivative action, but the complainant may be held accountable for those interim costs on final disposition of the action.

For purposes of a derivative action described above and for purposes of the oppression remedy described below, a complainant means:

•

a registered holder or beneficial owner, and a former registered holder or beneficial owner, of a security of a corporation or an affiliate,

•

a director or an officer or a former director or officer of a corporation or an affiliate,

•

the registrar under the Corporations Act, or

•

another person who, in the discretion of the court, is an appropriate person to make an application.

The MBCA provides that a shareholder may not commence or maintain a derivative proceeding unless the shareholder meets all of the following criteria: (i) the shareholder was a shareholder of the corporation at the time of the act or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time; (ii) the shareholder fairly and adequately represents the interests of the corporation in enforcing the right of the corporation; and (iii) the shareholder continues to be a shareholder until the time of judgment, unless the failure to continue to be a shareholder is the result of corporate action in which the former shareholder did not acquiesce and the derivative proceeding was commenced prior to the termination of the former shareholder's status as a shareholder. In addition, a shareholder may not commence a derivative proceeding until such shareholder has made a written demand upon the corporation to take suitable action and 90 days have expired from the date the demand was made unless the shareholder has earlier been notified that the demand has been rejected by the corporation or unless irreparable injury to the corporation would result by waiting for the expiration of the 90-day period.

Provision	Fortis	ITC
Oppression Remedy

The Corporations Act provides an oppression remedy that enables a complainant to apply to a court for an order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to, or that unfairly disregard the interests of, any security holder, creditor, director or officer of the corporation.

The MBCA provides an oppression remedy for shareholders of companies other than those whose stock is listed on a national securities exchange. Shareholders of companies whose stock is listed on a national securities exchange may seek common law judicial remedies for oppression.

This oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect security holders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights. Furthermore, the court may order a corporation or its subsidiary to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for those interim costs on final disposition of the application.

Preemptive Rights of Stockholders/ Shareholders

Under the Corporations Act, a corporation's articles can provide shareholders with a pre-emptive right with respect to future issuances of shares unless issued for a consideration other than money, as a share dividend or upon the exercise of certain options or rights previously granted by the corporation. Fortis' articles do not afford a pre-emptive right to holders of its common shares.

Under the MBCA, shareholders have no preemptive right with respect to future issuances of stock unless provided in the corporation's articles of incorporation or in an agreement between the corporation and one or more shareholders. ITC is not party to such an agreement and has no provision in its articles of incorporation affording preemptive rights to ITC shareholders.

LEGAL MATTERS

        McInnes Cooper will opine upon the validity of the shares of Fortis offered by this proxy statement/prospectus.

EXPERTS

        The consolidated financial statements and financial statement schedule of Fortis Inc. at December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements, and the related financial statement schedule, of ITC Holdings Corp. and subsidiaries, incorporated in this proxy statement/prospectus by reference from the ITC Holdings Corp. Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of ITC Holdings Corp. and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

 FUTURE SHAREHOLDER PROPOSALS

Shareholder Proposals

        If the merger agreement is approved and the merger is completed, ITC will become a subsidiary of Fortis and, consequently, will not hold an annual meeting of its stockholders in 2017. If the merger agreement is not approved or the merger is not completed for any reason, ITC will hold an annual meeting of its stockholders in 2017.

        Any proposal by an ITC shareholder to be considered for inclusion in the proxy statement for the 2017 ITC annual meeting must be received by Wendy McIntyre, ITC's Corporate Secretary, by the close of business on December 9, 2016. Such proposals should be addressed to her at ITC's principal executive offices and should satisfy the informational requirements applicable to shareholder proposals contained in the relevant SEC rules. If the date for the 2017 ITC annual meeting is significantly different than the first anniversary of the 2016 annual meeting, SEC Rule 14a-8 provides for an adjustment to the notice period described above.

        For shareholder proposals not sought to be included in ITC's annual meeting proxy statement, Section 4.11 of ITC's bylaws provides that, in order to be properly brought before the 2017 ITC annual meeting, written notice of such proposal, along with the information required by Section 4.11, must be received by ITC's Corporate Secretary at ITC's principal executive offices no earlier than the close of business on January 19, 2017 and no later than the close of business on February 18, 2017. If the 2017 ITC annual meeting date has been significantly advanced or delayed from the first anniversary of the date of the 2016 ITC annual meeting, then notice of such proposal must be given not earlier than the close of business on the 120th day before the meeting and not later than the close of business on the 90th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the annual meeting. A proponent must also update the information provided in or with the notice at the times specified in ITC's bylaws.

        Only persons who are shareholders both as of the giving of notice and the date of the shareholders meeting and who are eligible to vote at the meeting are eligible to propose business to be brought before a shareholders meeting. The proposing shareholder (or his qualified representative) must attend the shareholders meeting in person and present the proposed business in order for the proposed business to be considered.

Director Nominees

        ITC shareholders proposing director nominees at the 2017 ITC annual meeting must provide written notice of such intention, along with the other information required by Section 4.11 of ITC's bylaws, to ITC's Corporate Secretary at ITC's principal executive offices no earlier than the close of business on January 19, 2017 and no later than the close of business on February 18, 2017. If the 2017 ITC annual meeting date has been significantly advanced or delayed from the first anniversary of the date of the 2016 ITC annual meeting, then the notice and information must be given not earlier than the close of business on the 120th day before the meeting and not later than the close of business on the 90th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the annual meeting. Notwithstanding the foregoing, if the number of directors to be elected is increased and there is no public disclosure regarding such increase or naming all of the nominees for director at least 100 days prior to the first anniversary of the prior year's annual meeting, then shareholder notice with regard to nomination of directors shall also be considered timely with respect to any new board positions if received by ITC's Corporate Secretary no later than the tenth day following public disclosure of the increase in the number of directors to be elected. A proponent must also update the information provided in or with the notice at the times specified by ITC's bylaws. Nomination notices which do not contain the information required by the bylaws or which are not delivered in compliance with the procedure set forth in the bylaws will not be considered at the shareholders meeting.

        Only persons who are shareholders both as of the giving of notice and the date of the shareholders meeting and who are eligible to vote at the meeting are eligible to nominate directors. The nominating shareholder (or his qualified representative) must attend the shareholders meeting in person and present the proposed nominee in order for the proposed nominee to be considered.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        ITC files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by ITC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of ITC are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. The information contained on the SEC's website is not incorporated by reference into this proxy statement/prospectus.

        You may consult Fortis' website for more information about Fortis at www.fortisinc.com. Information included on Fortis' website is not incorporated by reference into this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the merger proposal unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.

        Fortis has filed with the SEC a registration statement on Form F-4, of which this proxy statement/prospectus is a part, under the U.S. Securities Act, to register the issuance of Fortis common shares in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Fortis, Fortis' common shares and ITC. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        Fortis also files reports, statements and other information with the applicable Canadian securities regulatory authorities. Fortis' filings are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC's EDGAR system, at www.sedar.com. The information contained on SEDAR is not incorporated by reference into this proxy statement/prospectus.

        The SEC allows Fortis and ITC to "incorporate by reference" information into this proxy statement/prospectus. This means that Fortis and ITC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents listed below that ITC has previously filed with the SEC. They contain important information about ITC and its financial condition. The following documents, which were filed by ITC with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

  •
  Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 25, 2016;

  •
  Quarterly Report on Form 10-Q for the three months ended March 31, 2016, filed with the SEC on April 28, 2016;

  •
  Current Reports on Form 8-K filed with the SEC on January 26, 2016, February 8, 2016, February 9, 2016, February 11, 2016, February 25, 2016, April 11, 2016, April 26, 2016, April 28, 2016 and May 3, 2016 (other than the portions of such documents not deemed to be filed); and

  •
  Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2016.

        In addition, ITC incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act between the date of this proxy statement/prospectus and the date of the ITC special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the U.S. Exchange Act, as well as proxy statements.

        ITC also incorporates by reference the merger agreement attached to this proxy statement/prospectus as Annex A.

        Fortis has supplied all information contained in this proxy statement/prospectus relating to Fortis, and ITC has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to ITC.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

        You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from ITC or from the SEC through the SEC's website at www.sec.gov. Documents incorporated by reference are available from ITC without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. Fortis shareholders and ITC shareholders may request a copy of such documents by contacting:

Investor Relations
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377
(248) 946-3000

        In addition, you may obtain copies of the information relating to ITC, without charge, by visiting www.itc-holdings.com.

        Fortis and ITC have not authorized anyone to give any information or make any representation about the merger, the ITC special meeting or Fortis and ITC that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Fortis and ITC have incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Fortis common shares in the merger should create any implication to the contrary.

GLOSSARY OF TERMS AND ABBREVIATIONS

        Unless the context indicates otherwise, throughout this proxy statement/prospectus, the terms "Fortis" and "the Company" refer to Fortis Inc. As used in this proxy statement/prospectus, the terms contained herein have the meanings set forth below.

        "acquisition proposal" has the meaning ascribed to it in the merger agreement and set forth in the section entitled "The Merger Agreement—No Solicitation" beginning on page [•] of this proxy statement/prospectus.

        "assignment" refers to the assignment on April 20, 2016 by FortisUS of its rights, interests, duties and obligations under the merger agreement to Investment Holdings, pursuant to which FortisUS remains liable for its obligations under the merger agreement.

        "Barclays" refers to Barclays Capital Inc.

        "BC Hydro" refers to British Columbia Hydro and Power Authority.

        "Belize Electricity" refers to Belize Electricity Limited.

        "BEPS Action Plan" refers to the OECD's action plan to address Base Erosion and Profit Sharing.

        "Bloomberg News" refers to BloombergNews.com.

        "bonus depreciation" refers to federal bonus tax depreciation.

        "Canadian Tax Act" refers to the Income Tax Act (Canada).

        "Caribbean Utilities" refers to Caribbean Utilities Company, Ltd.

        "cash consideration" refers to the conversion of each issued and outstanding share of ITC common stock (other than any shares owned by Fortis, Investment Holdings, Merger Sub, ITC or their subsidiaries that are not owned on behalf of third parties) into the right to receive US$22.57 in cash as a result of the merger.

        "Central Hudson" refers to Central Hudson Gas & Electric Corporation.

        "CH Energy Group" refers to CH Energy Group, Inc.

        "change" refers to any change, effect, event, circumstance or development.

        "Code" refers to the U.S. Internal Revenue Code of 1986, as amended.

        "combined company" refers to the consolidated operations of Fortis Inc. following the merger.

        "Consortium" refers to, collectively, Party C, Party E and Party F.

        "Cornwall Electric" refers to Cornwall Street Railway, Light and Power Company, Limited

        "Corporations Act" refers to the Corporations Act (Newfoundland and Labrador).

        "Debt Bridge Facility" has the meaning set forth in the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus.

        "Debt Prepayment Obligation" has the meaning set forth in the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus.

        "DSU Plan" refers to the Fortis Directors Deferred Share Unit Plan.

        "Dykema" refers to Dykema Gossett PLLC.

        "effective time" refers to the consummation of the merger and the filing with the Department of Licensing and Regulatory Affairs of the State of Michigan and acceptance of the certificate of merger.

        "end date" refers to February 9, 2017 (as extended pursuant to the terms of the merger agreement).

        "EPAct 2005" refers to the Energy Policy Act of 2005.

        "equity award consideration" refers to sum of the cash consideration and the product of (x) the stock consideration, multiplied by (y) the average of the volume weighted average price of Fortis common shares on the TSX on the five consecutive days ending with the second complete trading day immediately prior to the effective time of the merger, multiplied by (z) the conversion rate of Canadian dollars to US dollars obtained using the spot exchange rate for each such day reported by Bloomberg L.P. (or such other authoritative source mutually selected by ITC and Investment Holdings).

        "Equity Bridge Facilities" has the meaning set forth in the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus.

        "Equity Prepayment Obligation" has the meaning set forth in the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus.

        "excluded holders" refers to, collectively, ITC (as the holder of treasury shares), any of the wholly-owned subsidiaries of ITC or Fortis, Merger Sub or any of their respective wholly-owned subsidiaries.

        "Fitch" refers to Fitch Ratings Inc.

        "FortisAlberta" refers to FortisAlberta Inc.

        "FortisBC Electric" refers to, collectively, the operations of FortisBC Inc. and its parent company, FortisBC Pacific Holdings Inc., but excludes its wholly-owned partnership, Walden Power Partnership.

        "FortisBC Energy" refers to, collectively, FEI, and, prior to December 31, 2014, FEVI and FEWI.

        "FortisBC Holdings" refers to FortisBC Holdings Inc.

        "Fortis Board" or "Board" refers to the board of directors of Fortis Inc.

        "FortisOntario" refers to FortisOntario Inc.

        "Fortis Properties" refers to Fortis Properties Corporation.

        "FortisTCI" refers to FortisTCI Limited.

        "Fortis Turks and Caicos" refers to, collectively, FortisTCI and Turks and Caicos Utilities Limited.

        "FortisUS" refers to FortisUS Inc.

        "generation capacity" refers to the capacity of a generation facility to produce a specific amount of electricity at a certain time and over a certain period, measured in kilowatts or megawatts.

        "GIC" refers to GIC Pte Ltd.

        "Goldman Sachs" refers to Goldman, Sachs & Co.

        "Goldman Sachs Bank" refers to Goldman Sachs Bank USA.

        "Griffith" refers to Griffith Energy Services, Inc.

        "HSR Act" refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Interstate Power" refers to Interstate Power and Light Company.

        "Investment Holdings" refers to ITC Investment Holdings Inc.

        "ITC Great Plains" refers to ITC Great Plains, LLC.

        "ITC Midwest" refers to ITC Midwest LLC.

        "ITC Board" refers to the members of the board of directors of ITC Holdings Corp. immediately prior to the closing of the merger.

        "Lazard" refers to Lazard Frères & Co.

        "Maritime Electric" refers to Maritime Electric Company, Limited.

        "market participant" has the meaning as that term has under FERC regulations at 18 C.F.R. §35.34(b)(2), including any entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to a Regional Transmission Organization.

        "merger agreement" refers to the Agreement and Plan of Merger, dated as of February 9, 2016, by and among FortisUS, Merger Sub, Fortis and ITC.

        "merger consideration" refers to the conversion of each issued and outstanding share of ITC common stock (other than any shares owned by Fortis, Fortis US, Merger Sub, ITC or their subsidiaries that are not owned on behalf of third parties) into the right to receive (i) 0.7520 of a Fortis common share and (ii) US$22.57 in cash as a result of the merger.

        "Merger Credit Facilities" refers to the Equity Bridge Facilities and the Debt Bridge Facility.

        "Merger Sub" refers to Element Acquisition Sub Inc.

        "METC" refers to Michigan Electric Transmission Company, LLC.

        "minority investment" refers to the sale of shares of Investment Holdings to the minority investor pursuant to the subscription agreement.

        "minority investor" refers to Finn Investment Pte Ltd.

        "Moody's" refers to Moody's Investors Service, Inc.

        "Morgan Stanley" refers to Morgan Stanley & Co. LLC.

        "Newfoundland Hydro" refers to Newfoundland and Labrador Hydro Corporation.

        "Newfoundland Power" refers to Newfoundland Power Inc.

        "NB Power" refers to New Brunswick Power Corporation.

        "Non-U.S. Holder" has the meaning set forth in the section "Proposal 1: The Merger—Certain United States Federal Income Tax Consequences of the Merger" beginning on page [•] of this proxy statement/prospectus.

        "permanent debt" has the meaning set forth in the section entitled "Proposal 1: The Merger—Financing for the Merger—Merger Credit Facilities" beginning on page [•] of this proxy statement/prospectus.

        "person" refers to any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

        "prospective offering" has the meaning set forth in the section entitled "Proposal 1: The Merger—Financing for the Merger" beginning on page [•] of this proxy statement/prospectus.

        "PUHCA 2005" refers to the Public Utility Holding Company Act of 2005.

        "rate base" refers to a fair rate of return on a regulatory deemed or targeted capital structure applied to an approved regulatory asset value.

        "renewable energy" refers to energy derived from renewable energy sources.

        "Resident Holder" has the meaning set forth in the section "Proposal 1: The Merger—Certain Canadian Federal Income Tax Consequences of the Merger" beginning on page [•] of this proxy statement/prospectus.

        "Revolving Facility" refers to Fortis' existing corporate credit facility.

        "Sarbanes-Oxley" refers to the Sarbanes-Oxley Act of 2002.

        "shareholders' agreement" refers to the Shareholders' Agreement, to be entered into immediately following the closing of the merger, by and among Investment Holdings, ITC, FortisUS and the minority investor.

        "Simpson Thacher" refers to Simpson Thacher & Bartlett LLP.

        "stock consideration" refers to the conversion of each issued and outstanding share of ITC common stock (other than any shares owned by Fortis, Investment Holdings, Merger Sub, ITC or their subsidiaries that are not owned on behalf of third parties) into the right to receive 0.720 of a common share of Fortis Inc. as a result of the merger.

        "subscription agreement" refers to the Subscription Agreement, dated as of April 20, 2016, by and among the minority investor, Fortis, FortisUS, Investment Holdings and Merger Sub.

        "superior proposal" has the meaning ascribed to it in the merger agreement and set forth in the section entitled "The Merger Agreement—No Solicitation" beginning on page [•] of this proxy statement/prospectus.

        "surviving corporation" refers to the surviving corporation of the merger of Merger Sub with and into ITC, which will operate as a wholly-owned subsidiary of Fortis Inc.

        "TSX Manual" refers to the Toronto Stock Exchange Company Manual.

        "UNS Electric" refers to UNS Electric, Inc.

        "UNS Energy" refers to, collectively, TEP, UNS Gas and UNS Electric.

        "UNS Gas" refers to UNS Gas, Inc.

        "U.S. Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended.

        "U.S. Holder" has the meaning set forth in the section entitled "Proposal 1: The Merger—Certain United States Federal Income Tax Consequences of the Merger" beginning on page [•] of this proxy statement/prospectus.

        "U.S. Securities Act" refers to the U.S. Securities Act of 1933, as amended.

        "Walden" refers to the Walden Power Partnership.

        "Waneta Expansion" refers to the Waneta Expansion hydroelectric generating facility.

        "Waneta Partnership" refers to the Waneta Expansion Limited Partnership.

        "White & Case" refers to White & Case LLP.

        Further, as used in this proxy statement/prospectus, the abbreviations contained herein have the meanings set forth below.

2012 ESPP	2012 Employee Share Purchase Plan of Fortis
ACC	Arizona Corporation Commission
AFUDC	allowance for funds used during construction
ARO	asset retirement obligation
AUC	Alberta Utilities Commission
Bcf	one billion cubic feet
Bcm	one billion cubic meters
BCUC	British Columbia Utilities Commission
BECOL	Belize Electric Company Limited
BNS	The Bank of Nova Scotia
CFIUS	Committee on Foreign Investment in the United States
CFTC	U.S. Commodity Futures Trading Commission
COS	cost of service
CPC/CBT	Columbia Power Corporation and Columbia Basin Trust
CPP	Clean Power Plan
CWIP	construction work in progress balances
DB PUP	Pension Uniformity Plan of Fortis
DB RPP	defined registered pension plan
DC SERP	Defined Contribution Supplemental Employee Retirement Plan of Fortis
DEC	New York State Department of Environmental Conservation
DSU	deferred share unit(s)
EEC	Energy Efficiency and Conservation
EBITDA	earnings before interest, taxes, depreciation and amortization
EIA	U.S. Energy Information Administration
EPS	earnings per share
FAES	FortisBC Alternative Energy Services Inc.
FCC	U.S. Federal Communications Commission
FEI	FortisBC Energy Inc.
FERC	U.S. Federal Energy Regulatory Commission
FEVI	FortisBC Energy (Vancouver Island) Inc.
FEWI	FortisBC Energy (Whistler) Inc.
FHI	FortisBC Holdings Inc.
FPA	U.S. Federal Power Act, as amended
FTC	U.S. Federal Trade Commission
GCOC	generic cost of capital
GDP	gross domestic product
GRA	general rate application
GWh	gigawatt hour(s)
IRAC	Island Regulatory and Appeals Commission
IRS	U.S. Internal Revenue Service
ISO	Independent System Operator
ITC	ITC Holdings Corp.
km	kilometer(s)
kV	kilovolt(s)
KWh	kilowatt-hour(s)
LDC	local distribution companies
LNG	liquefied natural gas
MBCA	Michigan Business Corporation Act, as amended

MGP	manufacturing gas plants
MISO	Midcontinent Independent System Operator, Inc.
MJDS	Multi-Jurisdictional Disclosure System
MW	megawatt(s)
MWh	megawatt-hour(s)
NEO	named executive officer
NERC	North American Electric Reliability Corporation
NYISO	New York Independent System Operator, Inc.
NYPSC	New York Public Service Commission
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OEB	Ontario Energy Board
OPEB	other post-employment benefit
PBR	performance-based rate-setting
PJ	petajoule(s)
PFIC	passive foreign investment company
PPA(s)	power purchase agreement(s)
PSU	performance share unit(s)
PSUP	Performance Share Unit Plan of Fortis
PUB	Newfoundland and Labrador Board of Commissioners Public Utilities
REA	rural electrification association
ROA	return on rate base assets
ROE	return on common shareholders' equity
RRIF	registered retirement income fund
RRSP	registered retirement savings plan
RSU	restricted share unit
RSUP	Restricted Share Unit Plan of Fortis
RTO	regional transmission operator
SEC	U.S. Securities and Exchange Commission
SEDAR	Canadian System for Electronic Document Analysis and Retrieval
SPP	Southwest Power Pool, Inc.
TCC	Transmission Congestion Contract
Tcf	trillion cubic feet
TEP	Tucson Electric Power Company
TFSA	tax-free savings account
TIEA	Tax Information Exchange Agreement
TJ	terajoule(s)
TSR	total shareholder return
TSX	Toronto Stock Exchange
U.S. EPA	U.S. Environmental Protection Agency
U.S. GAAP	U.S. generally accepted accounting principles
USRPHC	U.S. real property holding corporation
USRPI	U.S. real property interest
WECA	Waneta Expansion Capacity Agreement
WECC	Western Electric Coordinating Council

FORTIS INC.
INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report of Registered Public Accounting Firm

To the Shareholders of Fortis Inc.

        We have audited the accompanying consolidated financial statements of Fortis Inc., which comprise the consolidated balance sheets as at December 31, 2015 and 2014, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information. Our audits also included the financial statements schedule listed in the Index at F-95.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fortis Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

St. John's, Canada
March 15, 2016

Fortis Inc.

Consolidated Balance Sheets

As at December 31

(in millions of Canadian dollars)

	2015	2014
		(Note 36)
ASSETS
Current assets
Cash and cash equivalents	$242	$230
Accounts receivable and other current assets (Note 6)	964	900
Prepaid expenses	68	59
Inventories (Note 7)	337	321
Regulatory assets (Note 8)	246	277

	1,857	1,787
Other assets (Note 9)	352	272
Regulatory assets (Note 8)	2,286	2,138
Utility capital assets (Note 10)	19,595	17,179
Non-utility capital assets (Note 11)	—	664
Intangible assets (Note 12)	541	461
Goodwill (Note 13)	4,173	3,732

	$28,804	$26,233

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (Note 32)	$511	$330
Accounts payable and other current liabilities (Note 14)	1,419	1,440
Regulatory liabilities (Note 8)	298	173
Current installments of long-term debt (Note 15)	384	525
Current installments of capital lease and finance obligations (Note 16)	26	208

	2,638	2,676
Other liabilities (Note 17)	1,152	1,141
Regulatory liabilities (Note 8)	1,340	1,272
Deferred income taxes (Note 26)	2,050	1,626
Long-term debt (Note 15)	10,784	9,911
Capital lease and finance obligations (Note 16)	487	495

	18,451	17,121

Shareholders' equity
Common shares(1) (Note 18)	5,867	5,667
Preference shares (Note 20)	1,820	1,820
Additional paid-in capital	14	15
Accumulated other comprehensive income (Note 21)	791	129
Retained earnings	1,388	1,060

	9,880	8,691
Non-controlling interests (Note 22)	473	421

	10,353	9,112

	$28,804	$26,233

(1)
No par value. Unlimited authorized shares; 281.6 million and 276.0 million issued and outstanding as at December 31, 2015 and 2014, respectively

Commitments (Note 33) Contingencies (Note 34)	Approved on Behalf of the Board
	/s/ David G. Norris David G. Norris, Director	/s/ Peter E. Case Peter E. Case, Director

See accompanying Notes to Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Earnings

For the years ended December 31

(in millions of Canadian dollars, except per share amounts)

	2015	2014
Revenue	$6,727	$5,401

Expenses
Energy supply costs	2,561	2,197
Operating (Notes 29 and 35)	1,874	1,551
Depreciation and amortization	873	688

	5,308	4,436

Operating income	1,419	965
Other income (expenses), net (Note 24)	197	33
Finance charges (Note 25)	553	547

Earnings before income taxes and discontinued operations	1,063	451
Income tax expense (Note 26)	223	66

Earnings from continuing operations	840	385
Earnings from discontinued operations, net of tax (Note 28)	—	5

Net earnings	$840	$390

Net earnings attributable to:
Non-controlling interests	$35	$11
Preference equity shareholders	77	62
Common equity shareholders	728	317

	$840	$390

Earnings per common share from continuing operations (Note 19)
Basic	$2.61	$1.39
Diluted	$2.59	$1.38
Earnings per common share (Note 19)
Basic	$2.61	$1.41
Diluted	$2.59	$1.40

See accompanying Notes to Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31

(in millions of Canadian dollars)

	2015	2014
Net earnings	$840	$390

Other comprehensive income (loss)
Unrealized foreign currency translation gains, net of hedging activities and tax (Note 21)	660	204
Reclassification to earnings of foreign currency translation loss on disposal of investment in foreign operations, net of tax (Note 21)	2	—
Net change in fair value of cash flow hedges, net of tax (Notes 21 and 31)	1	1
Reclassification to earnings of net losses on derivative instruments discontinued as cash flow hedges, net of tax (Note 21)	—	1
Unrealized loss on available-for-sale investment, net of tax (Notes 9, 21 and 31)	(2)	—
Unrealized employee future benefits gains (losses), net of tax (Notes 21 and 27)	1	(5)

	662	201

Comprehensive income	$1,502	$591

Comprehensive income attributable to:
Non-controlling interests	$35	$11
Preference equity shareholders	77	62
Common equity shareholders	1,390	518

	$1,502	$591

See accompanying Notes to Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Cash Flows

For the years ended December 31

(in millions of Canadian dollars)

	2015	2014
Operating activities
Net earnings	$840	$390
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation—capital assets	785	597
Amortization—intangible assets	64	60
Amortization—other	24	31
Deferred income tax expense (Note 26)	164	23
Accrued employee future benefits	(19)	25
Equity component of allowance for funds used during construction (Note 24)	(23)	(11)
Gain on sale of non-utility capital assets (Note 24)	(131)	—
Gain on sale of non-regulated generation assets (Note 24)	(62)	—
Other	79	71
Change in long-term regulatory assets and liabilities	(89)	(80)
Change in non-cash operating working capital (Note 30)	41	(124)

	1,673	982

Investing activities
Change in other assets and other liabilities	(36)	(4)
Capital expenditures—utility capital assets	(2,122)	(1,617)
Capital expenditures—non-utility capital assets	(9)	(39)
Capital expenditures—intangible assets	(112)	(69)
Contributions in aid of construction	59	69
Purchase of assets held for sale (Notes 6 and 16)	(32)	—
Proceeds on sale of assets (Notes 16 and 28)	922	109
Business acquisitions, net of cash acquired (Notes 9 and 29)	(38)	(2,648)

	(1,368)	(4,199)

Financing activities
Change in short-term borrowings	148	167
Proceeds from convertible debentures, net of issue costs (Note 18)	—	1,725
Proceeds from long-term debt, net of issue costs (Note 15)	1,002	1,193
Repayments of long-term debt and capital lease and finance obligations	(602)	(743)
Net (repayments) borrowings under committed credit facilities	(622)	610
Advances from non-controlling interests	20	38
Issue of common shares, net of costs and dividends reinvested (Note 18)	40	51
Issue of preference shares, net of costs (Note 20)	—	586
Dividends
Common shares, net of dividends reinvested	(232)	(194)
Preference shares	(77)	(62)
Subsidiary dividends paid to non-controlling interests	(23)	(10)

	(346)	3,361

Effect of exchange rate changes on cash and cash equivalents	53	14

Change in cash and cash equivalents	12	158
Cash and cash equivalents, beginning of year	230	72

Cash and cash equivalents, end of year	$242	$230

Supplementary Information to Consolidated Statements of Cash Flows (Note 30)

See accompanying Notes to Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(in millions of Canadian dollars)

	Common Shares	Preference Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interests	Total Equity
	(Note 18)	(Note 20)		(Note 21)		(Note 22)
As at January 1, 2015	$5,667	$1,820	$15	$129	$1,060	$421	$9,112
Net earnings	—	—	—	—	805	35	840
Other comprehensive income	—	—	—	662	—	—	662
Common share issues	200	—	(4)	—	—	—	196
Stock-based compensation	—	—	3	—	—	—	3
Advances from non-controlling interests	—	—	—	—	—	20	20
Foreign currency translation impacts	—	—	—	—	—	20	20
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(23)	(23)
Dividends declared on common shares ($1.43 per share)	—	—	—	—	(400)	—	(400)
Dividends declared on preference shares	—	—	—	—	(77)	—	(77)

As at December 31, 2015	$5,867	$1,820	$14	$791	$1,388	$473	$10,353

As at January 1, 2014	$3,783	$1,229	$17	$(72)	$1,044	$375	$6,376
Net earnings	—	—	—	—	379	11	390
Other comprehensive income	—	—	—	201	—	—	201
Preference share issue	—	591	—	—	—	—	591
Common share issues	1,884	—	(5)	—	—	—	1,879
Stock-based compensation	—	—	3	—	—	—	3
Advances from non-controlling interests	—	—	—	—	—	38	38
Foreign currency translation impacts	—	—	—	—	—	7	7
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(10)	(10)
Dividends declared on common shares ($1.30 per share)	—	—	—	—	(301)	—	(301)
Dividends declared on preference shares	—	—	—	—	(62)	—	(62)

As at December 31, 2014	$5,667	$1,820	$15	$129	$1,060	$421	$9,112

See accompanying Notes to Consolidated Financial Statements

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

1. DESCRIPTION OF THE BUSINESS

Nature of Operations

        Fortis Inc. ("Fortis" or the "Corporation") is principally an international electric and gas utility holding company. Fortis segments its utility operations by franchise area and, depending on regulatory requirements, by the nature of the assets. Fortis also holds investments in non-regulated generation assets, which are treated as a separate segment. The Corporation's reporting segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of Fortis. Each entity within the reporting segments operates with substantial autonomy, assumes profit and loss responsibility and is accountable for its own resource allocation.

        The following summary describes the operations included in each of the Corporation's reportable segments.

REGULATED UTILITIES

        The Corporation's interests in regulated electric and gas utilities are as follows.

Regulated Electric & Gas Utilities—United States

a.
UNS Energy:    Primarily comprised of Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas"), (collectively, the "UNS Utilities"), acquired by Fortis in August 2014 (Note 29).

  TEP, UNS Energy's largest operating subsidiary, is a vertically integrated regulated electric utility. TEP generates, transmits and distributes electricity to retail customers in southeastern Arizona, including the greater Tucson metropolitan area in Pima County, as well as parts of Cochise County. TEP also sells wholesale electricity to other entities in the western United States.

  UNS Electric is a vertically integrated regulated electric utility, which generates, transmits and distributes electricity to retail customers in Arizona's Mohave and Santa Cruz counties.

  TEP and UNS Electric currently own generation resources with an aggregate capacity of 2,799 megawatts ("MW"), including 54 MW of solar capacity. Several of the generating assets in which TEP and UNS Electric have an interest are jointly owned. As at December 31, 2015, approximately 43% of the generating capacity was fuelled by coal.

  UNS Gas is a regulated gas distribution utility, serving retail customers in Arizona's Mohave, Yavapai, Coconino, Navajo and Santa Cruz counties.

b.
Central Hudson:    Central Hudson Gas & Electric Corporation ("Central Hudson") is a regulated transmission and distribution ("T&D") utility, serving eight counties of New York State's Mid-Hudson River Valley. The Company owns gas-fired and hydroelectric generating capacity totalling 64 MW.

Regulated Gas Utility—Canadian

        FortisBC Energy:    Primarily includes FortisBC Energy Inc. ("FortisBC Energy" or "FEI") and, prior to December 31, 2014, FortisBC Energy (Vancouver Island) Inc. ("FEVI") and FortisBC Energy

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

1. DESCRIPTION OF THE BUSINESS (Continued)

(Whistler) Inc. ("FEWI"). On December 31, 2014, FEI, FEVI and FEWI were amalgamated and FEI is the resulting Company (Note 2). FEI is the largest distributor of natural gas in British Columbia, serving more than 135 communities. Major areas served by the Company are the Lower Mainland, Vancouver Island and Whistler regions of British Columbia. FEI provides T&D services to customers, and obtains natural gas supplies on behalf of most residential, commercial and industrial customers. Gas supplies are sourced primarily from northeastern British Columbia and, through FEI's Southern Crossing pipeline, from Alberta.

Regulated Electric Utilities—Canadian

a.
FortisAlberta:    FortisAlberta Inc. ("FortisAlberta") owns and operates the electricity distribution system in a substantial portion of southern and central Alberta. The Company does not own or operate generation or transmission assets and is not involved in the direct sale of electricity.

b.
FortisBC Electric:    Includes FortisBC Inc., an integrated electric utility operating in the southern interior of British Columbia. FortisBC Inc. owns four hydroelectric generating facilities with a combined capacity of 225 MW. Also included in the FortisBC Electric segment are the operating, maintenance and management services relating to the 493-MW Waneta hydroelectric generating facility owned by Teck Metals Ltd. and BC Hydro; the 335-MW Waneta Expansion hydroelectric generating facility ("Waneta Expansion"), owned by Fortis and Columbia Power Corporation and Columbia Basin Trust ("CPC/CBT"); the 149-MW Brilliant hydroelectric plant and the 120-MW Brilliant hydroelectric expansion plant, both owned by CPC/CBT; and the 185-MW Arrow Lakes hydroelectric plant owned by CPC/CBT.

c.
Eastern Canadian:    Comprised of Newfoundland Power Inc. ("Newfoundland Power"), Maritime Electric Company, Limited ("Maritime Electric") and FortisOntario Inc. ("FortisOntario"). Newfoundland Power is an integrated electric utility and the principal distributor of electricity on the island portion of Newfoundland and Labrador. Newfoundland Power has an installed generating capacity of 139 MW, of which 97 MW is hydroelectric generation. Maritime Electric is an integrated electric utility and the principal distributor of electricity on Prince Edward Island ("PEI"). Maritime Electric also maintains on-Island generating facilities with a combined capacity of 150 MW. FortisOntario provides integrated electric utility service to customers in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario. FortisOntario's operations are primarily comprised of Canadian Niagara Power Inc. ("Canadian Niagara Power"), Cornwall Street Railway, Light and Power Company, Limited ("Cornwall Electric") and Algoma Power Inc. ("Algoma Power").

Regulated Electric Utilities—Caribbean

        The Regulated Electric Utilities—Caribbean segment includes the Corporation's approximate 60% controlling ownership interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities") (December 31, 2014—60%), Fortis Turks and Caicos, and the Corporation's 33% equity investment in Belize Electricity Limited ("Belize Electricity") (Note 9). Caribbean Utilities is an integrated electric utility and the sole provider of electricity on Grand Cayman, Cayman Islands. The Company has an installed diesel-powered generating capacity of 132 MW. Caribbean Utilities is a public company traded on the Toronto Stock Exchange ("TSX") (TSX:CUP.U). Fortis Turks and Caicos is comprised of two

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

1. DESCRIPTION OF THE BUSINESS (Continued)

integrated electric utilities that provide electricity to certain islands in Turks and Caicos. The utilities have a combined diesel-powered generating capacity of 82 MW. Belize Electricity is an integrated electric utility and the principal distributor of electricity in Belize.

NON-REGULATED—FORTIS GENERATION

        Fortis Generation is primarily comprised of long-term contracted generation assets in British Columbia and Belize. Generating assets in British Columbia include the Corporation's 51% controlling ownership interest in the 335-MW Waneta Expansion. Construction of the Waneta Expansion was completed in April 2015 and the output is sold to BC Hydro and FortisBC Electric under 40-year contracts. The Corporation's 51% controlling ownership interest in the Waneta Expansion is conducted through the Waneta Expansion Limited Partnership ("Waneta Partnership"), with CPC/CBT holding the remaining 49% interest.

        Generating assets in Belize are comprised of three hydroelectric generating facilities with a combined capacity of 51 MW. All of the output of these facilities is sold to Belize Electricity under 50-year power purchase agreements ("PPAs") expiring in 2055 and 2060. The hydroelectric generation operations in Belize are conducted through the Corporation's indirectly wholly owned subsidiary Belize Electric Company Limited ("BECOL") under a franchise agreement with the Government of Belize ("GOB").

        As at December 31, 2015, the 16-MW run-of-river Walden hydroelectric generating facility ("Walden") has been classified as held for sale (Note 6).

        In June 2015 and July 2015 the Corporation sold its non-regulated generation assets in Upstate New York and Ontario, respectively (Notes 24 and 28).

NON-REGULATED—NON-UTILITY

        The Non-Utility segment previously included Fortis Properties Corporation ("Fortis Properties") and Griffith Energy Services, Inc. ("Griffith"). Fortis Properties completed the sale of its commercial real estate assets in June 2015 and its hotel assets in October 2015, and Griffith was sold in March 2014 (Note 28).

CORPORATE AND OTHER

        The Corporate and Other segment captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

        The Corporate and Other segment includes net corporate expenses of Fortis and non-regulated holding company expenses of FortisBC Holdings Inc. ("FHI"), CH Energy Group, Inc. ("CH Energy Group") and UNS Energy Corporation. Also included in the Corporate and Other segment are the financial results of FortisBC Alternative Energy Services Inc. ("FAES"). FAES is a wholly owned subsidiary of FHI that provides alternative energy solutions, including thermal-energy and geo-exchange systems.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

2. NATURE OF REGULATION

        The Corporation's regulated utilities are primarily determined under cost of service ("COS") regulation and, in certain jurisdictions, performance-based rate-setting ("PBR") mechanisms. Generally, under COS regulation the respective regulatory authority sets customer electricity and/or gas rates to permit a reasonable opportunity for the utility to recover, on a timely basis, estimated costs of providing service to customers, including a fair rate of return on a regulatory deemed or targeted capital structure applied to an approved regulatory asset value ("rate base"). The ability of a regulated utility to recover prudently incurred costs of providing service and earn the regulator-approved rate of return on common shareholders' equity ("ROE") and/or rate of return on rate base assets ("ROA") depends on the utility achieving the forecasts established in the rate-setting processes. If a historical test year is used to set customer rates, there may be regulatory lag between when costs are incurred and when they are reflected in customer rates. When PBR mechanisms are utilized in determining annual revenue requirements and resulting customer rates, a formula is generally applied that incorporates inflation and assumed productivity improvements. The use of PBR mechanisms should allow a utility a reasonable opportunity to recover prudently incurred costs and earn its allowed ROE or ROA.

        When future test years are used to establish revenue requirements and set base customer rates, these rates are not adjusted as a result of the actual COS being different from that which is estimated, other than for certain prescribed costs that are eligible to be deferred on the balance sheet. In addition, the Corporation's regulated utilities, where applicable, are permitted by their respective regulatory authority to flow through to customers, without markup, the cost of natural gas, fuel and/or purchased power through base customer rates and/or the use of rate stabilization and other mechanisms (Note 8).

        The nature of regulation at the Corporation's utilities is as follows.

UNS Energy

        The UNS Utilities are regulated by the Arizona Corporation Commission ("ACC") and certain activities are subject to regulation by the U.S. Federal Energy Regulatory Commission ("FERC") under the Federal Power Act (United States). The UNS Utilities operate under COS regulation as administered by the ACC, which provides for the use of a historical test year in the establishment of retail electric and gas rates. Retail electric and gas rates are set to provide the utilities with an opportunity to recover their COS and earn a reasonable rate of return on rate base, including an adjustment for the fair value of rate base as required under the laws of the State of Arizona.

        TEP's allowed ROE is set at 10.0% on a capital structure of 43.5% common equity, effective from July 1, 2013. UNS Electric's allowed ROE is set at 9.50% on a capital structure of 52.6% common equity, effective from January 1, 2014. UNS Gas' allowed ROE is set at 9.75% on a capital structure of 50.8% common equity, effective from May 1, 2012.

Central Hudson

        Central Hudson is regulated by the New York State Public Service Commission ("PSC") and certain activities are subject to regulation by FERC under the Federal Power Act (United States). The Company is also subject to regulation by the North American Electric Reliability Corporation. Central

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

2. NATURE OF REGULATION (Continued)

Hudson operates under COS regulation as administered by the PSC with the use of a future test year in the establishment of rates.

        Central Hudson began operating under a three-year rate order issued by the PSC effective July 1, 2010 with an allowed ROE set at 10.0% on a deemed capital structure of 48% common equity. As approved by the PSC in June 2013, the original three-year rate order was extended for two years, through June 30, 2015, as part of the regulatory approval of the acquisition of Central Hudson by Fortis. In June 2015 the PSC issued a rate order for the Company covering a three-year period, with new electricity and natural gas delivery rates effective July 1, 2015. The new rate order reflects an allowed ROE of 9.0% and a 48% common equity component of capital structure.

        Effective July 1, 2013, Central Hudson was also subject to an earnings sharing mechanism, whereby the Company and customers share equally earnings in excess of the allowed ROE up to an achieved ROE that is 50 basis points above the allowed ROE, and share 10%/90% (Company/customers) earnings in excess of 50 basis points above the allowed ROE. In the new rate order effective July 1, 2015, the earnings sharing mechanism was continued, whereby the Company and customers share equally earnings in excess of 50 basis points above the allowed ROE up to an achieved ROE that is 100 basis points above the allowed ROE. Earnings in excess of 100 basis points above the allowed ROE are shared primarily with the customer.

FortisBC Energy and FortisBC Electric

        FortisBC Energy and FortisBC Electric are regulated by the British Columbia Utilities Commission ("BCUC") pursuant to the Utilities Commission Act (British Columbia). The Companies primarily operate under COS regulation and, from time to time, PBR mechanisms for establishing customer rates.

        In the first stage of the Generic Cost of Capital ("GCOC") Proceeding in British Columbia, FEI was designated as the benchmark utility and a BCUC decision established that the allowed ROE for the benchmark utility would be set at 8.75% on a 38.5% common equity component of capital structure, both effective January 1, 2013 through December 31, 2015. In March 2014 the BCUC issued its decision on the second stage of the GCOC Proceeding, setting the common equity component of capital structure for FEVI and FEWI at 41.5%, and reaffirming the common equity component of capital structure for FortisBC Electric at 40%, all effective January 1, 2013. The resulting allowed ROEs for FEVI, FEWI and FortisBC Electric were 9.25%, 9.50% and 9.15%, respectively, also effective January 1, 2013. Effective January 1, 2015, following the amalgamation of FEI, FEVI and FEWI, the ROE and common equity component of capital structure for the amalgamated FEI, was set to equal the benchmark utility, at 8.75% and 38.5%, respectively.

        FEI and FortisBC Electric are subject to Multi-Year PBR Plans for 2014 through 2019. The PBR Plans, as approved by the BCUC, incorporate incentive mechanisms for improving operating and capital expenditure efficiencies. Operation and maintenance expenses and base capital expenditures during the PBR period are subject to an incentive formula reflecting incremental costs for inflation and half of customer growth, less a fixed productivity adjustment factor of 1.1% for FEI and 1.03% for FortisBC Electric each year. The approved PBR Plans also include a 50%/50% sharing of variances from the formula-driven operation and maintenance expenses and capital expenditures over the PBR

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

2. NATURE OF REGULATION (Continued)

period, and a number of service quality measures designed to ensure FEI and FortisBC Electric maintain service levels. It also sets out the requirements for an annual review process which will provide a forum for discussion between the utilities and interested parties regarding current performance and future activities.

FortisAlberta

        FortisAlberta is regulated by the Alberta Utilities Commission ("AUC") pursuant to the Electric Utilities Act (Alberta), the Public Utilities Act (Alberta), the Hydro and Electric Energy Act (Alberta) and the Alberta Utilities Commission Act (Alberta). Effective January 1, 2013, the AUC prescribed that distribution utilities in Alberta, including FortisAlberta, move to PBR for a five-year term. Under PBR, each year the prescribed formula is applied to the preceding year's distribution rates, with 2012 used as the going-in distribution rates.

        The PBR plan includes mechanisms for the recovery or settlement of items determined to flow through directly to customers ("Y factor") and the recovery of costs related to capital expenditures that are not being recovered through the formula ("K factor" or "capital tracker"). The AUC also approved a Z factor, a PBR re-opener and an ROE efficiency carry-over mechanism. The Z factor permits an application for recovery of costs related to significant unforeseen events. The PBR re-opener permits an application to re-open and review the PBR plan to address specific problems with the design or operation of the PBR plan. The use of the Z factor and PBR re-opener mechanisms is associated with certain thresholds. The ROE efficiency carry-over mechanism provides an efficiency incentive by permitting a utility to continue to benefit from any efficiency gains achieved during the PBR term for two years following the end of that term.

        The funding of capital expenditures during the PBR term is a material aspect of the PBR plan for FortisAlberta. The PBR plan provides a capital tracker mechanism to fund the recovery of costs associated with certain qualifying capital expenditures. In March 2015 the AUC issued its decision related to FortisAlberta's 2013, 2014 and 2015 Capital Tracker Applications. The decision: (i) indicated that the majority of the Company's applied for capital trackers met the established criteria and were, therefore, approved for collection from customers; (ii) approved FortisAlberta's accounting test to determine qualifying K factor amounts; and (iii) confirmed certain inputs to be used in the accounting test, including the conclusion that the weighted average cost of capital be based on actual debt rates and the allowed ROE and capital structure approved in the GCOC Proceeding.

        In September 2015 the AUC approved FortisAlberta's compliance filing related to the 2015 Capital Tracker Decision, substantially as filed. Capital tracker revenue of $17 million was approved for 2013 on an actual basis and capital tracker revenue of $42 million and $62 million was approved on a forecast basis for 2014 and 2015, respectively. FortisAlberta collected $15 million, $29 million and $62 million in 2013, 2014 and 2015, respectively, related to capital tracker expenditures.

        FortisAlberta recognized capital tracker revenue of approximately $59 million in 2015, of which $9 million was related to updates to the 2013 and 2014 capital tracker approved amounts. The capital tracker revenue for 2015 of approximately $50 million incorporates an update for related 2015 capital tracker expenditures as compared to the approved forecast reflected in current rates. This resulted in a deferral of $12 million of 2015 capital tracker revenue as a regulatory liability.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

2. NATURE OF REGULATION (Continued)

        In March 2015 the AUC issued its decision on the GCOC Proceeding in Alberta. The GCOC Proceeding set FortisAlberta's allowed ROE for 2013 through 2015 at 8.30%, down from the interim allowed ROE of 8.75%, and set the common equity component of capital structure at 40%, down from 41%. The AUC also determined that it would not re-establish a formula-based approach to setting the allowed ROE at this time. Instead, the allowed ROE of 8.30% and common equity component of capital structure of 40% will remain in effect on an interim basis for 2016 and beyond. For regulated utilities in Alberta under PBR mechanisms, including FortisAlberta, the impact of the changes to the allowed ROE and common equity component of capital structure resulting from the GCOC Proceeding applies to the portion of rate base that is funded by capital tracker revenue only. For assets not being funded by capital tracker revenue, no revenue adjustment is required for the change in the allowed ROE and common equity component of capital structure, from that set in an earlier GCOC decision.

Eastern Canadian Electric Utilities

        Newfoundland Power is regulated by the Newfoundland and Labrador Board of Commissioners of Public Utilities ("PUB") under the Public Utilities Act (Newfoundland and Labrador). Newfoundland Power operates under COS regulation with the use of a future test year in the establishment of rates. The PUB has set the allowed ROE at 8.80% and the common equity component of capital structure at 45% for 2013 through 2015.

        Maritime Electric is regulated by the Island Regulatory and Appeals Commission ("IRAC") under the provisions of the Electric Power Act (PEI), the Renewable Energy Act (PEI), the Electric Power (Electricity Rate-Reduction) Amendment Act (PEI), and the Electric Power (Energy Accord Continuation) Amendment Act (PEI) ("Accord Continuation Act"), which covers the period March 1, 2013 to February 29, 2016. Maritime Electric operates under COS regulation with the use of a future test year for the establishment of rates. IRAC set the allowed ROE at 9.75% on a targeted minimum capital structure of 40% common equity for 2014 and 2015.

        In Ontario, Canadian Niagara Power, Algoma Power and Cornwall Electric operate under the Electricity Act (Ontario) and the Ontario Energy Board Act (Ontario), as administered by the Ontario Energy Board ("OEB"). Canadian Niagara Power and Algoma Power operate under COS regulation and earnings are regulated on the basis of rate of return on rate base, plus a recovery of allowable distribution costs. In non-rebasing years, customer electricity distribution rates are set using inflationary factors less an efficiency target under the Fourth-Generation Incentive Regulation Mechanism as prescribed by the OEB. Algoma Power is also subject to the use and implementation of the Rural and Remote Rate Protection ("RRRP") Program. The RRRP Program is calculated as the deficiency between the approved revenue requirement from the OEB and current customer electricity distribution rates, adjusted for the average rate increase across the province of Ontario. Canadian Niagara Power and Algoma Power use a future test year in the establishment of rates. Canadian Niagara Power's allowed ROE for distribution assets was set at 8.93% for 2014 and 2015 and the allowed ROE for transmission assets was set at 8.93% for 2014 and 9.30% for 2015, both on a deemed capital structure of 40% common equity. Algoma Power's allowed ROE was set at 9.85% for 2014 and 9.30% for 2015 on a deemed capital structure of 40% common equity. Cornwall Electric is subject to a rate-setting mechanism under a 35-year Franchise Agreement with the City of Cornwall expiring in 2033 and, therefore, is exempt from many aspects of the above Acts. The rate-setting mechanism is based on a

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

2. NATURE OF REGULATION (Continued)

price cap with commodity cost flow through. The base revenue requirement is adjusted annually for inflation, load growth and customer growth.

Regulated Electric Utilities—Caribbean

        Caribbean Utilities operates under T&D and generation licences from the Government of the Cayman Islands. The exclusive T&D licence is for an initial period of 20 years, expiring April 2028, with a provision for automatic renewal. In November 2014 a new non-exclusive generation licence was issued for a term of 25 years, expiring in November 2039. The licences detail the role of the Electricity Regulatory Authority, which oversees all licences, establishes and enforces licence standards, reviews the rate-cap adjustment mechanism ("RCAM"), and annually approves capital expenditures. The licences contain the provision for an RCAM based on published consumer price indices. Caribbean Utilities' targeted allowed ROA for 2015 was in the range of 7.25% to 9.25%, compared to a range of 7.00% to 9.00% for 2014.

        Fortis Turks and Caicos operates under two 50-year licences expiring in 2036 and 2037. Among other matters, the licences describe how electricity rates are set by the Government of the Turks and Caicos Islands, using a historical test year, in order to provide the utilities with an allowed ROA of between 15.0% and 17.5% (the "Allowable Operating Profit"). The Allowable Operating Profit is based on a calculated rate base including interest on the amounts by which actual operating profits fall short of the Allowable Operating Profits on a cumulative basis (the "Cumulative Shortfall"). Annual submissions are made to the Government of the Turks and Caicos Islands calculating the amount of the Allowable Operating Profit and the Cumulative Shortfall. The submissions for 2015 calculated the Allowable Operating Profit to be $51 million (US$40 million) and the Cumulative Shortfall as at December 31, 2015 to be $274 million (US$198 million). The recovery of the Cumulative Shortfall is, however, dependent on future sales volumes and expenses. The achieved ROAs at the utilities have been significantly lower than those allowed under the licences as a result of the inability, due to economic and political factors, to increase base electricity rates associated with significant capital investment in recent years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), which for regulated utilities include specific accounting guidance for regulated operations, as outlined in Note 2, and the following summary of significant accounting policies.

        All amounts presented are in Canadian dollars unless otherwise stated.

Basis of Presentation

        The consolidated financial statements reflect the Corporation's investments in its subsidiaries on a consolidated basis, with the equity method used for entities in which Fortis has significant influence, but not control, and proportionate consolidation for generation and transmission assets that are jointly owned with non-affiliated entities. All material intercompany transactions have been eliminated in the consolidated financial statements.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        An evaluation of subsequent events through to March 15, 2016, the date these consolidated financial statements were approved by the Board of Directors of Fortis ("Board of Directors"), was completed to determine whether the circumstances warranted recognition and disclosure of events or transactions in the consolidated financial statements as at December 31, 2015 (Note 35).

Cash and Cash Equivalents

        Cash and cash equivalents include cash and short-term deposits with initial maturities of three months or less from the date of deposit.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts reflects management's best estimate of uncollectible accounts receivable balances. Fortis and each of its subsidiaries maintain an allowance for doubtful accounts that is estimated based on a variety of factors including accounts receivable aging, historical experience and other currently available information, including events such as customer bankruptcy and economic conditions. Interest is charged on accounts receivable balances that have been outstanding for more than 21 to 30 days. Accounts receivable are written-off in the period in which the receivable is deemed uncollectible.

Inventories

        Inventories, consisting of materials and supplies, gas, fuel and coal in storage, are measured at the lower of weighted average cost and market value, unless evidence indicates that the weighted average cost, even in excess of market, will be recovered in future customer rates.

Regulatory Assets and Liabilities

        Regulatory assets and liabilities arise as a result of the rate-setting process at the Corporation's regulated utilities. Regulatory assets represent future revenues and/or receivables associated with certain costs incurred that will be, or are expected to be, recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent future reductions or limitations of increases in revenue associated with amounts that will be, or are expected to be, refunded to customers through the rate-setting process.

        All amounts deferred as regulatory assets and liabilities are subject to regulatory approval. As such, the regulatory authorities could alter the amounts subject to deferral, at which time the change would be reflected in the consolidated financial statements. Certain remaining recovery and settlement periods are those expected by management and the actual recovery or settlement periods could differ based on regulatory approval.

Investments

        Portfolio investments are accounted for on the cost basis. Declines in value considered to be other than temporary are recorded in the period in which such determinations are made. Investments in which the Corporation exercises significant influence are accounted for on the equity basis. The Corporation reviews its investments on an annual basis for potential impairment in investment value.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Should an impairment be identified, it will be recognized in the period in which such impairment is identified.

Available-for-Sale Assets

        The Corporation's assets designated as available-for-sale are measured at fair value based on quoted market prices. Unrealized gains or losses resulting from changes in fair value are recognized in accumulated other comprehensive income and are reclassified to earnings when the assets are sold.

Utility Capital Assets

        Utility capital assets are recorded at cost less accumulated depreciation. Contributions in aid of construction represent amounts contributed by customers and governments for the cost of utility capital assets. These contributions are recorded as a reduction in the cost of utility capital assets and are being amortized annually by an amount equal to the charge for depreciation provided on the related assets.

        Each of UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, Newfoundland Power and Maritime Electric accrue estimated non-asset retirement obligations ("AROs") removal costs in depreciation, as required by their respective regulator, with the amount provided for in depreciation recorded as a long-term regulatory liability (Note 8 (xiv)). Actual non-ARO removal costs are recorded against the regulatory liability when incurred. As permitted by the regulator, FortisBC Electric records actual non-ARO removal costs, net of salvage proceeds, against accumulated depreciation as incurred. FortisOntario, Fortis Turks and Caicos and Waneta Expansion recognize non-ARO removal costs, net of salvage proceeds, in earnings in the period incurred. Caribbean Utilities recognizes non-ARO removal costs in utility capital assets.

        Utility capital assets are derecognized on disposal or when no future economic benefits are expected from their use. Upon retirement or disposal of utility capital assets, any difference between the cost and accumulated depreciation of the asset, net of salvage proceeds, is charged to accumulated depreciation by UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, FortisBC Electric, Newfoundland Power, Maritime Electric, Caribbean Utilities and Fortis Turks and Caicos, as required by their respective regulator, with no gain or loss, if any, recognized in earnings. It is expected that any gains or losses charged to accumulated depreciation will be reflected in future depreciation expense when they are refunded or collected in customer electricity and gas rates. At FortisOntario, as required by its regulator, and the Waneta Partnership, any remaining net book value, net of salvage proceeds, upon retirement or disposal of utility capital assets is recognized immediately in earnings.

        As required by their respective regulator, UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, FortisBC Electric, Newfoundland Power, Maritime Electric, Caribbean Utilities and Fortis Turks and Caicos, capitalize overhead costs that are not directly attributable to specific utility capital assets but relate to the overall capital expenditure program. The methodology for calculating and allocating capitalized general overhead costs to utility capital assets is established by the respective regulator.

        As required by their respective regulator, UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, FortisBC Electric, Newfoundland Power, Maritime Electric and Caribbean Utilities include in the cost of utility capital assets both a debt and an equity component of the allowance for

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

funds used during construction ("AFUDC"). The debt component of AFUDC is reported as a reduction of finance charges (Note 25) and the equity component of AFUDC is reported as other income (Note 24). Both components of AFUDC are charged to earnings through depreciation expense over the estimated service lives of the applicable utility capital assets. AFUDC is calculated in a manner as prescribed by the respective regulator.

        At FortisAlberta, the cost of utility capital assets also includes Alberta Electric System Operator ("AESO") contributions, which are investments required by FortisAlberta to partially fund the construction of transmission facilities.

        As approved by the regulator, FortisBC Energy has reduced the amounts reported for utility capital assets by the amount of government loans received in connection with the construction and operation of the Vancouver Island natural gas pipeline. As the loans are repaid and replaced with non-government loans, FortisBC Energy increases both utility capital assets and long-term debt (Note 15).

        Utility capital assets include inventories held for the development, construction and betterment of other utility capital assets, with the exception of UNS Energy. As required by its regulator, UNS Energy recognizes inventories held for the development and construction of other utility capital assets in inventories until consumed. When put into service, the inventories are reclassified to utility capital assets (Note 7).

        Maintenance and repairs of utility capital assets are charged to earnings in the period incurred, while replacements and betterments which extend the useful lives are capitalized.

        Utility capital assets are depreciated using the straight-line method based on the estimated service lives of the utility capital assets. Depreciation rates for regulated utility capital assets are approved by the respective regulator. Depreciation rates for 2015 ranged from 1.3% to 43.2% (2014—1.3% to 43.2%). The weighted average composite rate of depreciation, before reduction for amortization of contributions in aid of construction, for 2015 was 3.1% (2014—3.2%).

        The service life ranges and weighted average remaining service life of the Corporation's distribution, transmission, generation and other assets as at December 31 were as follows:

	2015		2014
(Years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Distribution
Electric	5 - 80	30	5 - 80	28
Gas	4 - 95	33	4 - 85	31
Transmission
Electric	20 - 80	29	20 - 70	27
Gas	7 - 80	36	4 - 71	38
Generation	5 - 85	27	4 - 75	24
Other	3 - 70	8	3 - 70	8

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-Utility Capital Assets

        In 2015 the Corporation sold its commercial real estate and hotel assets, which included office buildings, shopping malls, hotels, land, construction in progress, and related equipment and tenant inducements (Note 28). Non-utility capital assets were recorded at cost less accumulated depreciation, where applicable, using the straight-line method of depreciation.

        Maintenance and repairs were charged to earnings in the period incurred, while replacements and betterments which extended the useful lives were capitalized.

Leases

        Leases that transfer to the Corporation substantially all of the risks and benefits incidental to ownership of the leased item are capitalized at the present value of the minimum lease payments. Included as capital leases are any arrangements that qualify as leases by conveying the right to use a specific asset.

        Capital leases are depreciated over the lease term, except where ownership of the asset is transferred at the end of the lease term, in which case capital leases are depreciated over the estimated service life of the underlying asset. Where the regulator has approved recovery of the arrangements as operating leases for rate-setting purposes that would otherwise qualify as capital leases for financial reporting purposes, the timing of the expense recognition related to the lease is modified to conform with the rate-setting process.

        Operating lease payments are recognized as an expense in earnings on a straight-line basis over the lease term.

Intangible Assets

        Intangible assets are recorded at cost less accumulated amortization. Intangible assets are comprised of computer software costs; land, transmission and water rights; and franchise fees. The cost of intangible assets at the Corporation's regulated subsidiaries includes amounts for AFUDC and allocated overhead, where permitted by the respective regulators. Costs incurred to renew or extend the term of an intangible asset are capitalized and amortized over the new term of the intangible asset.

        The useful lives of intangible assets are assessed to be either indefinite or finite. Intangible assets with indefinite useful lives are tested for impairment annually, either individually or at the reporting unit level, if they are held in a regulated utility. Such intangible assets are not amortized. Indefinite-lived intangible assets, not subject to amortization, consist of certain land, transmission and water rights at UNS Energy, FortisBC Energy, FortisBC Electric and the Waneta Partnership. An intangible asset with an indefinite useful life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

        In testing indefinite-lived intangible assets for impairment, the Corporation has the option, on an annual basis, of performing a qualitative assessment before calculating fair value. If the qualitative factors indicate that fair value is 50% or more likely to be greater than the carrying value, calculation of fair value would not be required.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Impairment testing for indefinite-lived intangible assets is carried out at the reporting unit level at the regulated utilities. A fair rate of return on the indefinite-lived intangible assets is provided through customer electricity and gas rates, as approved by the respective regulatory authority. The net cash flows for regulated enterprises are not asset-specific but are pooled for the entire regulated utility.

        Fortis performs the annual impairment test as at October 1. In addition, the Corporation also performs an impairment test if any event occurs or if circumstances change that would indicate that the fair value of the indefinite-lived intangible assets is below its carrying value. No such event or change in circumstances occurred during 2015 or 2014 and there were no impairment provisions required in either year. For its annual testing of impairment for indefinite-lived intangible assets, Fortis uses the approach for the annual testing for goodwill impairment as disclosed in this Note under "Goodwill".

        Intangible assets with finite lives are amortized using the straight-line method based on the estimated service lives of the assets and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization rates for regulated intangible assets are approved by the respective regulator.

        Amortization rates for 2015 ranged from 1.0% to 50.0% (2014—1.0% to 50.0%). The service life ranges and weighted average remaining service life of finite-life intangible assets as at December 31 were as follows:

	2015		2014
(Years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Computer software	3 - 10	4	3 - 10	4
Land, transmission and water rights	30 - 80	37	30 - 75	32
Franchise fees and other	10 - 104	15	10 - 100	19

        Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use. Upon retirement or disposal of intangible assets, any difference between the cost and accumulated amortization of the asset, net of salvage proceeds, is charged to accumulated amortization by UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, FortisBC Electric, Newfoundland Power, Maritime Electric, Caribbean Utilities and Fortis Turks and Caicos, as required by their respective regulator, with no gain or loss, if any, recognized in earnings. It is expected that any gains or losses charged to accumulated amortization will be reflected in future amortization costs when they are refunded or collected in customer electricity and gas rates. At FortisOntario, as required by its regulator, and the Waneta Partnership, any remaining net book value, net of salvage proceeds, upon retirement or disposal of intangible assets is recognized immediately in earnings.

Impairment of Long-Lived Assets

        The Corporation reviews the valuation of utility capital assets, intangible assets with finite lives and other long-term assets when events or changes in circumstances indicate that the assets' carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. An impairment loss, calculated as the difference between the assets' carrying value and their fair value,

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

which is determined using present value techniques, is recognized in earnings in the period in which it is identified. There was no material impact on the consolidated financial statements as a result of regulated long-lived asset or non-regulated generation asset impairments for the years ended December 31, 2015 and 2014. Certain of the Corporation's non-utility hotel assets, all of which were sold in 2015, were subject to an impairment charge as a result of the carrying amount of the assets exceeding their fair value (Note 28).

        Asset-impairment testing at the regulated utilities is carried out at the enterprise level to determine if assets are impaired. The recovery of regulated assets' carrying value, including a fair rate of return, is provided through customer electricity and gas rates approved by the respective regulatory authority. The net cash flows for regulated enterprises are not asset-specific but are pooled for the entire regulated utility.

        The process for asset-impairment testing differs for non-regulated generation assets compared to regulated utility assets. Since each non-regulated generating facility provides an individual cash flow stream, such an asset is tested individually and impairment is recorded if the future net cash flows are no longer sufficient to recover the carrying value of the generating facility.

Goodwill

        Goodwill represents the excess, at the dates of acquisition, of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed relating to business acquisitions. Goodwill is carried at initial cost less any write-down for impairment.

        Fortis performs an annual internal quantitative assessment for each reporting unit. For those reporting units where: (i) management's assessment of quantitative and qualitative factors indicates that fair value is not 50% or more likely to be greater than carrying value; or (ii) where the excess of estimated fair value over carrying value, as determined by an external consultant as of the date of the immediately preceding impairment test, was not significant, then fair value of the reporting unit will be estimated by an external consultant in the current year. Irrespective of the above-noted approach, a reporting unit to which goodwill has been allocated may have its fair value estimated by an external consultant as at the annual impairment date, as Fortis will, at a minimum, have fair value for each material reporting unit estimated by an external consultant once every five years.

        Fortis performs the annual impairment test as at October 1. In addition, the Corporation also performs an impairment test if any event occurs or if circumstances change that would indicate that the fair value of a reporting unit is below its carrying value. No such event or change in circumstances occurred during 2015 or 2014 and no impairment provisions were required in either year.

        In calculating goodwill impairment, Fortis determines those reporting units that will have fair value estimated by an external consultant, as described above, and such estimated fair value is then compared to the book value of the applicable reporting units. If the fair value of the reporting unit is less than the book value, a second measurement step is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill, and then comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of the goodwill over the implied fair value is the impairment amount recognized.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The primary method for estimating fair value of the reporting units is the income approach, whereby net cash flow projections for the reporting units are discounted using an enterprise value approach. Under the enterprise value approach, sustainable cash flow is determined on an after-tax basis, prior to the deduction of interest expense, and is then discounted at the weighted average cost of capital to yield the value of the enterprise. An enterprise value approach does not assess the appropriateness of the reporting unit's existing debt level. The estimated fair value of the reporting unit is then determined by subtracting the fair value of the reporting unit's interest-bearing debt from the enterprise value of the reporting unit. A secondary valuation method, the market approach, may also be performed by an external consultant as a check on the conclusions reached under the income approach. The market approach includes comparing various valuation multiples underlying the discounted cash flow analysis of the applicable reporting units to trading multiples of guideline entities and recent transactions involving guideline entities, recognizing differences in growth expectations, product mix and risks of those guideline entities with the applicable reporting units.

Employee Future Benefits

Defined Benefit and Defined Contribution Pension Plans

        The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans, including retirement allowances and supplemental retirement plans for certain executive employees, and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans for employees. The projected benefit obligation and the value of pension cost associated with the defined benefit pension plans are actuarially determined using the projected benefits method prorated on service and management's best estimate of expected plan investment performance, salary escalation and expected retirement ages of employees. Discount rates reflect market interest rates on high-quality bonds with cash flows that match the timing and amount of expected pension payments.

        With the exception of FortisBC Energy and Newfoundland Power, pension plan assets are valued at fair value for the purpose of determining pension cost. At FortisBC Energy and Newfoundland Power, pension plan assets are valued using the market-related value for the purpose of determining pension cost, where investment returns in excess of, or below, expected returns are recognized in the asset value over a period of three years.

        The excess of any cumulative net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets (the market-related value of plan assets at FortisBC Energy and Newfoundland Power) at the beginning of the fiscal year, along with unamortized past service costs, are deferred and amortized over the average remaining service period of active employees.

        The net funded or unfunded status of defined benefit pension plans, measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized on the Corporation's consolidated balance sheet.

        With the exception of UNS Energy, FortisAlberta and Maritime Electric, any difference between pension cost recognized under US GAAP and that recovered from customers in current rates for defined benefit pension plans, which is expected to be recovered from, or refunded to, customers in

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

future rates, is subject to deferral account treatment (Note 8 (ii)). As approved by the regulator, the cost of defined benefit pension plans at FortisAlberta is recovered in customer rates based on the cash payments made.

        At UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, FortisBC Electric, Newfoundland Power, Maritime Electric and FortisOntario, any unamortized balances related to net actuarial gains and losses, past service costs and transitional obligations associated with defined benefit pension plans, which would otherwise be recognized in accumulated other comprehensive income, are subject to deferral account treatment (Note 8 (ii)). At Fortis, FHI and Caribbean Utilities, any unamortized balances related to net actuarial gains and losses, past service costs and transitional obligations associated with defined benefit pension plans are recognized in accumulated other comprehensive income.

        The costs of the defined contribution pension plans are expensed as incurred.

Other Post-Employment Benefits Plans

        UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, FortisBC Electric, Newfoundland Power, Maritime Electric, FortisOntario and the Corporation also offer other post-employment benefits ("OPEB") plans, including certain health and dental coverage and life insurance benefits, for qualifying members. The accumulated benefit obligation and the cost associated with OPEB plans are actuarially determined using the projected benefits method prorated on service and management's best estimate of expected plan performance, salary escalation, expected retirement ages of employees and health care costs. Discount rates reflect market interest rates on high-quality bonds with cash flows that match the timing and amount of expected OPEB payments.

        The excess of any cumulative net actuarial gain or loss over 10% of the accumulated benefit obligation and the fair value of plan assets at the beginning of the fiscal year, along with unamortized past service costs, are deferred and amortized over the average remaining service period of active employees.

        The net funded or unfunded status of OPEB plans, measured as the difference between the fair value of the plan assets and the accumulated benefit obligation, is recognized on the Corporation's consolidated balance sheet.

        As approved by the regulator, the cost of OPEB plans at FortisAlberta is recovered in customer rates based on the cash payments made.

        With the exception of UNS Energy and FortisAlberta, any difference between the cost of OPEB plans recognized under US GAAP and that recovered from customers in current rates, which is expected to be recovered from, or refunded to, customers in future rates, is subject to deferral account treatment (Note 8 (ii)).

        At FortisAlberta, the difference between the cost of OPEB plans recognized under US GAAP and that recovered from customers in current rates does not meet the criteria for deferral account treatment and, therefore, FortisAlberta recognizes in earnings the cost associated with its OPEB plan as actuarially determined, rather than as approved by the regulator. Unamortized OPEB plan balances

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

at FortisAlberta related to net actuarial gains and losses and past service costs are recognized as a component of other comprehensive income.

Stock-Based Compensation

        The Corporation records compensation expense related to stock options granted under its 2002 Stock Option Plan ("2002 Plan"), 2006 Stock Option Plan ("2006 Plan") and 2012 Stock Option Plan ("2012 Plan") (Note 23). Compensation expense is measured at the date of grant using the Black-Scholes fair value option-pricing model and each grant is amortized as a single award evenly over the four-year vesting period of the options granted. The offsetting entry is an increase to additional paid-in capital for an amount equal to the annual compensation expense related to the issuance of stock options. The stock options become exercisable once time vesting requirements have been met. Upon exercise, the proceeds of the options are credited to capital stock at the option prices and the fair value of the options, as previously recognized, is reclassified from additional paid-in capital to capital stock. An exercise of options below the current market price of the Corporation's common shares has a dilutive effect on the Corporation's consolidated capital stock and shareholders' equity. Fortis satisfies stock option exercises by issuing common shares from treasury.

        The Corporation also records liabilities associated with its Directors' Deferred Share Unit ("DSU"), Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") Plans, all representing cash settled awards, at fair value at each reporting date until settlement. Compensation expense is recognized on a straight-line basis over the vesting period, which, for the PSU and RSU Plans, is over the shorter of three years or the period to retirement eligibility. The fair value of the DSU, PSU and RSU liabilities is based on the five-day volume weighted average price ("VWAP") of the Corporation's common shares at the end of each reporting period. The VWAP of the Corporation's common shares as at December 31, 2015 was $37.72 (December 31, 2014—$38.96). The fair value of the PSU liability is also based on the expected payout probability, based on historical performance in accordance with the defined metrics of each grant and management's best estimate.

Foreign Currency Translation

        The assets and liabilities of the Corporation's foreign operations, UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and BECOL, all of which have a US dollar functional currency, are translated at the exchange rate in effect as at the balance sheet date. The exchange rate in effect as at December 31, 2015 was US$1.00=CAD$1.38 (December 31, 2014—US$1.00=CAD$1.16). The resulting unrealized translation gains and losses are excluded from the determination of earnings and are recognized in accumulated other comprehensive income until the foreign subsidiary is sold, substantially liquidated or evaluated for impairment in anticipation of disposal. Revenue and expenses of the Corporation's foreign operations are translated at the average exchange rate in effect during the reporting period, which was US$1.00=CAD$1.28 for 2015 (2014—US$1.00=CAD$1.10).

        The Corporation's approximate 33% equity investment in Belize Electricity is translated at the exchange rate in effect as at the balance sheet date. The resulting unrealized translation gains and losses are excluded from the determination of earnings and are recognized in accumulated other

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

comprehensive income until the investment is sold, substantially liquidated or evaluated for impairment in anticipation of disposal (Notes 9 and 24).

        Foreign exchange translation gains and losses on foreign currency-denominated long-term debt that is designated as an effective hedge of foreign net investments are accumulated as a separate component of shareholders' equity within accumulated other comprehensive income and the current period change is recorded in other comprehensive income.

        Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Gains and losses on translation are recognized in earnings.

Derivative Instruments and Hedging Activities

        The Corporation and its subsidiaries use various physical and financial derivative instruments to meet forecast load and reserve requirements, to reduce exposure to fluctuations in commodity prices and foreign exchange rates, and to hedge interest rate risk exposure. The Corporation does not hold or issue derivative instruments for trading purposes and generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges. As at December 31, 2015, the Corporation's derivative instruments primarily consisted of electricity swap contracts, gas swap and option contracts, electricity power purchase contracts, gas purchase contract premiums, long-term wholesale trading contracts, and interest rate swaps (Note 31).

        All derivative instruments that do not meet the normal purchase or normal sale scope exception are recognized as assets or liabilities on the consolidated balance sheet and are measured at fair value. Changes in fair value are recognized in earnings unless the instruments qualify, and are designated, as an accounting or economic hedge.

        Derivative instruments that meet the normal purchase or normal sale scope exception are not measured at fair value and settled amounts are recognized as energy supply costs on the consolidated statements of earnings. Derivative contracts under master netting agreements and collateral positions are presented on a gross basis. The Corporation is required to bifurcate embedded derivatives from their host instruments and account for them as free-standing derivative instruments if they meet specified criteria.

        For derivatives designated as hedging contracts, the Corporation's utilities formally assess, at inception and thereafter, whether the hedging contract is highly effective in offsetting changes in the hedged item. The hedging strategy by transaction type and risk management strategy is formally documented. As at December 31, 2015, the Corporation's hedging relationships primarily consisted of interest rate swaps and US dollar-denominated borrowings.

        The Corporation's earnings from, and net investments in, foreign subsidiaries and significant influence investments are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased a portion of the above-noted exposure through the use of US dollar-denominated borrowings at the corporate level. The Corporation has designated its corporately issued US dollar long-term debt as a hedge of a portion of the foreign exchange risk related to its foreign net

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

investments. Foreign currency exchange rate fluctuations associated with the translation of the Corporation's corporately issued US dollar-denominated borrowings designated as hedges are recognized in other comprehensive income and help offset unrealized foreign currency exchange gains and losses on the foreign net investments, which gains and losses are also recognized in other comprehensive income.

        For derivatives not designated as hedging contracts, the settled amount is generally included in regulated rates, as permitted by the respective regulators. Accordingly, the net unrealized gains and losses associated with changes in fair value of the derivative contracts are recorded as regulatory assets or liabilities for recovery from, or refund to, customers in future rates (Note 8 (vii)).

Income Taxes

        The Corporation and its subsidiaries follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Valuation allowances are recognized against deferred tax assets when it is more likely than not that a portion of, or the entire amount of, the deferred income tax asset will not be realized. Deferred income tax assets and liabilities are measured using enacted income tax rates and laws in effect when the temporary differences are expected to be recovered or settled. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in earnings in the period that the change occurs. Current income tax expense or recovery is recognized for the estimated income taxes payable or receivable in the current year.

        As approved by the respective regulator, UNS Energy, Central Hudson and Maritime Electric recover current and deferred income tax expense in customer rates. As approved by the regulator, FortisAlberta recovers income tax expense in customer rates based only on income taxes that are currently payable. FortisBC Energy, FortisBC Electric, Newfoundland Power and FortisOntario recover income tax expense in customer rates based only on income taxes that are currently payable, except for certain regulatory balances for which deferred income tax expense is recovered from, or refunded to, customers in current rates, as prescribed by the respective regulator. Therefore, with the exception of certain deferred tax balances of FortisBC Energy, FortisBC Electric, Newfoundland Power and FortisOntario, current customer rates do not include the recovery of deferred income taxes related to temporary differences between the tax basis of assets and liabilities and their carrying amounts for regulatory purposes, as these taxes are expected to be collected in customer rates when they become payable. These utilities recognize an offsetting regulatory asset or liability for the amount of deferred income taxes that are expected to be collected from or refunded to customers in rates once income taxes become payable or receivable (Note 8 (i)).

        For regulatory reporting purposes, the capital cost allowance pool for certain utility capital assets at FortisAlberta is different from that for legal entity corporate income tax filing purposes. In a future reporting period, yet to be determined, the difference may result in higher income tax expense than that recognized for regulatory rate-setting purposes and collected in customer rates.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Caribbean Utilities and Fortis Turks and Caicos are not subject to income tax as they operate in tax-free jurisdictions. BECOL is not subject to income tax as it was granted tax-exempt status by the GOB for the terms of its 50-year PPAs.

        Any difference between the income tax expense recognized under US GAAP and that recovered from customers in current rates that is expected to be recovered from customers in future rates, is subject to deferral account treatment (Note 8 (i)).

        The Corporation intends to indefinitely reinvest earnings from certain foreign operations. Accordingly, the Corporation does not provide for deferred income taxes on temporary differences related to investments in foreign subsidiaries. The difference between the carrying values of these foreign investments and their tax bases, resulting from unrepatriated earnings and currency translation adjustments, is approximately $565 million as at December 31, 2015 (December 31, 2014—$384 million). If such earnings are repatriated, in the form of dividends or otherwise, the Corporation may be subject to income taxes and foreign withholding taxes. The determination of the amount of unrecognized deferred income tax liabilities on such amounts is impractical. Canada has entered into Tax Information Exchange Agreements ("TIEAs") with Bermuda, the Cayman Islands and the Turks and Caicos Islands. Consequently, earnings from the Corporation's foreign subsidiaries operating in these regions, subsequent to 2010, can be repatriated to Canada on a tax-free basis and, therefore, are not included in the amount of temporary differences noted above, as no taxes are payable on these earnings. If a TIEA is entered into with Belize, earnings from the Corporation's operations in Belize would also be able to be repatriated to Canada on a tax-free basis. Negotiations between the Government of Canada and the GOB commenced in June 2010.

        Tax benefits associated with income tax positions taken, or expected to be taken, in an income tax return are recognized only when the more likely than not recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement. The difference between a tax position taken, or expected to be taken, and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit.

        Income tax interest and penalties are expensed as incurred and included in income tax expense. At FortisAlberta, investment tax credits are deducted from the related assets and are recognized as a reduction of income tax expense as the Company becomes taxable for rate-setting purposes.

Sales Taxes

        In the course of its operations, the Corporation's subsidiaries collect sales taxes from their customers. When customers are billed, a current liability is recognized for the sales taxes included on customers' bills. The liability is settled when the taxes are remitted to the appropriate government authority. The Corporation's revenue excludes sales taxes.

        For regulatory reporting purposes, Central Hudson recognizes tax revenue collected on behalf of applicable government authorities on a gross basis. In 2015 approximately $19 million was included in both revenue and expenses (2014—$22 million).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

        Revenue from the sale of electricity and gas by the Corporation's regulated utilities is generally recognized on an accrual basis. Electricity and gas consumption is metered upon delivery to customers and is recognized as revenue using approved rates when consumed. Revenue at the regulated utilities is billed at rates approved by the applicable regulatory authority, and is generally bundled to include service associated with generation and T&D, except at FortisAlberta and FortisOntario. Meters are read periodically and bills are issued to customers based on these readings. At the end of each reporting period, a certain amount of consumed electricity and gas will not have been billed. Electricity and gas that is consumed but not yet billed to customers is estimated and accrued as revenue at each period end, as approved by the regulator. Effective July 1, 2015, Central Hudson is permitted by the regulator to accrue unbilled revenue for electricity consumed at each period end for all its electricity customers. As at December 31, 2014, approximately $15 million (US$13 million) in unbilled revenue at Central Hudson, associated with certain electricity customers, was not accrued, as permitted by the regulator.

        In certain circumstances, UNS Energy enters into purchased power and wholesale sales contracts that are not settled with energy. The net sales contracts and power purchase contracts are reflected at the net amount in revenue.

        As stipulated by the regulator, FortisAlberta is required to arrange and pay for transmission services with AESO and collect transmission revenue from its customers, which is achieved through invoicing the customers' retailers through FortisAlberta's transmission component of its regulator-approved rates. FortisAlberta is solely a distribution company and, as such, does not operate or provide any transmission or generation services. The Company is a conduit for the flow through of transmission costs to end-use customers, as the transmission provider does not have a direct relationship with these customers. As a result, FortisAlberta reports revenue and expenses related to transmission services on a net basis. The rates collected are based on forecast transmission expenses. FortisAlberta is not subject to any forecast risk with respect to transmission costs, as all differences between actual expenses related to transmission services and actual revenue collected from customers are deferred to be recovered from, or refunded to, customers in future rates (Note 8 (xviii)).

        FortisBC Electric has entered into contracts to sell surplus capacity that may be available after it meets its load requirements. This revenue is recognized on an accrual basis at rates established in the sales contract.

        All of the Corporation's non-regulated generation operations record revenue on an accrual basis and revenue is recognized on delivery of output at rates fixed under contract or based on observed market prices as stipulated in contractual arrangements.

        Non-utility revenue, associated with commercial real estate and hotel assets that were sold in 2015, was recognized when services were provided or products were delivered to customers. Specifically, real estate revenue, derived from leasing retail and office space, was recognized in the month earned at rates in accordance with lease agreements. The leases were primarily of a net nature, with tenants paying basic rent plus a pro rata share of certain defined overhead expenses. Certain retail tenants paid additional rent based on a percentage of the tenants' sales. Expenses recovered from tenants were

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recorded as revenue on an accrual basis. Base rent and the escalation of lease rates included in long-term leases were recognized in earnings using the straight-line method over the term of the lease.

Asset Retirement Obligations

        AROs, including conditional AROs, are recorded as a liability at fair value and are classified as long-term other liabilities, with a corresponding increase to utility capital assets (Note 17). The Corporation recognizes AROs in the periods in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of AROs is based on an estimate of the present value of expected future cash outlays reflecting a range of possible outcomes, discounted at a credit-adjusted risk-free interest rate. AROs are adjusted at the end of each reporting period to reflect the passage of time and any changes in the estimated future cash flows underlying the obligation. Actual costs incurred upon the settlement of AROs are recorded as a reduction in the liabilities. As permitted by the respective regulator, at UNS Energy, Central Hudson and FortisBC Electric, changes in the obligations due to the passage of time are recognized as a regulatory asset using the effective interest method.

        The Corporation has AROs associated with hydroelectric generation facilities, interconnection facilities and wholesale energy supply agreements. While each of the foregoing will have legal AROs, including land and environmental remediation and/or removal of assets, the final date and cost of remediation and/or removal of the related assets cannot be reasonably determined at this time. These assets are reasonably expected to operate in perpetuity due to the nature of their operation. The licences, permits, interconnection facilities agreements and wholesale energy supply agreements are reasonably expected to be renewed or extended indefinitely to maintain the integrity of the assets and ensure the continued provision of service to customers. In the event that environmental issues are identified, assets are decommissioned or the applicable licences, permits or agreements are terminated, AROs will be recorded at that time provided the costs can be reasonably estimated.

        The Corporation also has AROs associated with the removal of certain electricity distribution system assets from rights-of-way at the end of the life of the system. As it is expected that the system will be in service indefinitely, an estimate of the fair value of asset removal costs cannot be reasonably determined at this time.

        The Corporation has determined that AROs may exist regarding the remediation of certain land. Certain leased land contains assets integral to operations and it is reasonably expected that the land-lease agreement will be renewed indefinitely; therefore, an estimate of the fair value of remediation costs cannot be reasonably determined at this time. Certain other land may require environmental remediation but the amount and nature of the remediation is indeterminable at this time. AROs associated with land remediation will be recorded when the timing, nature and amount of costs can be reasonably estimated.

New Accounting Policies

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

        Effective January 1, 2015, the Corporation prospectively adopted Accounting Standards Update ("ASU") No. 2014-08 that changes the criteria and disclosures for reporting discontinued operations. As

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a result, the sale of commercial real estate and hotel assets and the sale of non-regulated generation assets in 2015 did not meet the criteria for discontinued operations (Note 28). The sales are consistent with the Corporation's focus on its core utility business and, therefore, do not represent a strategic shift in operations.

Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period

        Effective January 1, 2015, the Corporation early adopted ASU No. 2014-12 that resolves diversity in practice for employee share-based payments with performance targets that can entitle an employee to benefit from an award regardless of if they are rendering services at the date the performance target is achieved. The adoption of this update was applied prospectively and did not have a material impact on the Corporation's consolidated financial statements.

Simplifying the Presentation of Debt Issuance Costs

        Effective October 1, 2015, the Corporation early adopted ASU No. 2015-03 that requires debt issuance costs to be presented on the consolidated balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The adoption of this update was applied retrospectively and resulted in the reclassification of debt issuance costs of approximately $65 million from long-term other assets to long-term debt on the Corporation's consolidated balance sheet as at December 31, 2014 (Note 36). Additionally, the Corporation early adopted ASU No. 2015-15 that clarifies the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. The update permits an entity to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The adoption of this update was applied retrospectively and did not have a material impact on the Corporation's consolidated financial statements.

Balance Sheet Classification of Deferred Taxes

        Effective October 1, 2015, the Corporation early adopted ASU No. 2015-17 that requires deferred tax assets and liabilities to be classified and presented as long term on the consolidated balance sheet. The adoption of this update was applied retrospectively and resulted in the reclassification of current deferred income taxes assets of $158 million, long-term deferred income tax assets of $62 million, and current deferred income tax liabilities of $9 million to long-term deferred income tax liabilities on the consolidated balance sheet as at December 31, 2014. As a result, the Corporation also reclassified current regulatory assets of $18 million, current regulatory liabilities of $19 million, and long-term regulatory liabilities of $91 million to long-term regulatory assets on the consolidated balance sheet as at December 31, 2014, all associated with regulatory deferred income taxes (Note 36).

Use of Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances.

        Additionally, certain estimates and judgments are necessary since the regulatory environments in which the Corporation's utilities operate often require amounts to be recorded at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary, are recognized in earnings in the period in which they become known. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event.

        The Corporation's critical accounting estimates are described above in Note 3 under the headings Regulatory Assets and Liabilities, Utility Capital Assets, Intangible Assets, Goodwill, Employee Future Benefits, Stock-Based Compensation, Income Taxes, Revenue Recognition and Asset Retirement Obligations, and in Notes 8, 23 and 34.

4. FUTURE ACCOUNTING PRONOUNCEMENTS

        The Corporation considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board ("FASB"). The following updates have been issued by FASB, but have not yet been adopted by Fortis. Any ASUs not included below were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

Revenue from Contracts with Customers

        ASU No. 2014-09 was issued in May 2014 and the amendments in this update create ASC Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the codification. This standard completes a joint effort by FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for US GAAP and International Financial Reporting Standards that clarifies the principles for recognizing revenue and that can be applied consistently across various transactions, industries and capital markets. This standard was originally effective for annual and interim periods beginning after December 15, 2016 and is to be applied on a full retrospective or modified retrospective basis. ASU No. 2015-14 was issued in August 2015 and the amendments in this update defer the effective date of ASU No. 2014-09 by one year to annual and interim periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date. The majority of the Corporation's revenue is generated from energy sales to customers based on published tariff rates, as approved by the respective regulators, and is expected to be in the scope of ASU No. 2014-09. Fortis has not yet selected a transition method and is assessing the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures. The Corporation plans to have this assessment substantially complete by the end of 2016.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

4. FUTURE ACCOUNTING PRONOUNCEMENTS (Continued)

Amendments to the Consolidation Analysis

        ASU No. 2015-02 was issued in February 2015 and the amendments in this update change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, the amendments note the following with regard to limited partnerships: (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities; and (ii) eliminate the presumption that a general partner should consolidate a limited partnership. This update is effective for annual and interim periods beginning after December 15, 2015 and may be applied using a modified retrospective approach or retrospectively. The adoption of this update is not expected to materially impact the Corporation's consolidated financial statements, however, it is expected to change the Corporation's 51% controlling ownership interest in Waneta Partnership from a voting interest entity to a variable interest entity, resulting in additional note disclosure.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

5. SEGMENTED INFORMATION

        Information by reportable segment is as follows:

	REGULATED
	United States			Canada
	Electric & Gas			Gas	Electric					NON-REGULATED
Year Ended December 31, 2015 ($ millions)	UNS Energy	Central Hudson	Total	FortisBC Energy	Fortis Alberta	FortisBC Electric	Eastern Canadian	Total	Caribbean Electric	Fortis Generation	Non- Utility	Corporate and Other	Inter- segment eliminations	Total
Revenue	2,034	880	2,914	1,295	563	360	1,033	3,251	321	107	171	24	(61)	6,727
Energy supply costs	820	315	1,135	498	—	116	673	1,287	169	1	—	—	(31)	2,561
Operating expenses	573	381	954	292	183	89	143	707	46	19	124	36	(12)	1,874
Depreciation and amortization	242	56	298	190	168	57	82	497	47	18	11	2	—	873

Operating income (loss)	399	128	527	315	212	98	135	760	59	69	36	(14)	(18)	1,419
Other income (expenses), net	5	8	13	11	3	—	2	16	2	56	109	2	(1)	197
Finance charges	98	38	136	134	78	39	56	307	14	3	18	94	(19)	553
Income tax expense (recovery)	111	40	151	51	(1)	9	19	78	—	24	13	(43)	—	223

Net earnings (loss)	195	58	253	141	138	50	62	391	47	98	114	(63)	—	840
Non-controlling interests	—	—	—	1	—	—	—	1	13	21	—	—	—	35
Preference share dividends	—	—	—	—	—	—	—	—	—	—	—	77	—	77

Net earnings (loss) attributable to common equity shareholders	195	58	253	140	138	50	62	390	34	77	114	(140)	—	728

Goodwill	1,912	624	2,536	913	227	235	67	1,442	195	—	—	—	—	4,173
Identifiable assets	6,977	2,601	9,578	5,116	3,592	1,872	2,219	12,799	1,084	1,025	—	352	(207)	24,631

Total assets	8,889	3,225	12,114	6,029	3,819	2,107	2,286	14,241	1,279	1,025	—	352	(207)	28,804

Gross capital expenditures	669	181	850	460	452	103	175	1,190	137	38	9	19	—	2,243

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

5. SEGMENTED INFORMATION (Continued)

	REGULATED
	United States			Canada
	Electric & Gas			Gas	Electric					NON-REGULATED
Year Ended December 31, 2014 ($ millions)	UNS Energy	Central Hudson	Total	FortisBC Energy	Fortis Alberta	FortisBC Electric	Eastern Canadian	Total	Caribbean Electric	Fortis Generation	Non- Utility	Corporate and Other	Inter- segment eliminations	Total
Revenue	684	821	1,505	1,435	518	334	1,008	3,295	321	38	249	31	(38)	5,401
Energy supply costs	272	345	617	646	—	87	653	1,386	195	1	—	—	(2)	2,197
Operating expenses	209	337	546	287	176	90	143	696	39	10	172	96	(8)	1,551
Depreciation and amortization	80	49	129	190	164	59	79	492	38	5	22	2	—	688

Operating income (loss)	123	90	213	312	178	98	133	721	49	22	55	(67)	(28)	965
Other income (expenses), net	4	6	10	4	3	1	2	10	2	(1)	—	13	(1)	33
Finance charges	34	35	69	139	79	41	56	315	14	—	24	154	(29)	547
Income tax expense (recovery)	33	24	57	49	(1)	12	19	79	—	1	8	(79)	—	66

Net earnings (loss) from continuing operations	60	37	97	128	103	46	60	337	37	20	23	(129)	—	385
Earnings from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—	5	—	—	5

Net earnings (loss)	60	37	97	128	103	46	60	337	37	20	28	(129)	—	390
Non-controlling interests	—	—	—	1	—	—	—	1	10	—	—	—	—	11
Preference share dividends	—	—	—	—	—	—	—	—	—	—	—	62	—	62

Net earnings (loss) attributable to common equity shareholders	60	37	97	127	103	46	60	336	27	20	28	(191)	—	317

Goodwill	1,603	523	2,126	913	227	235	67	1,442	164	—	—	—	—	3,732
Identifiable assets	5,648	2,123	7,771	4,846	3,234	1,803	2,163	12,046	924	961	696	543	(440)	22,501

Total assets	7,251	2,646	9,897	5,759	3,461	2,038	2,230	13,488	1,088	961	696	543	(440)	26,233

Gross capital expenditures	444	126	570	332	348	92	166	938	71	102	38	6	—	1,725

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

5. SEGMENTED INFORMATION (Continued)

        Related-party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The significant related party inter-segment transactions during the years ended December 31 were as follows.

Significant Related Party Inter-Segment Transactions

(in millions)	2015	2014
Sales from Fortis Generation to
Regulated Electric Utilities—Canadian	$31	$2
Revenue from Regulated Electric Utilities—Canadian
to Fortis Generation	7	—
Sales from Regulated Electric Utilities—Canadian to Non-Utility	4	6
Inter-segment finance charges on lending from:
Fortis Generation to Eastern Canadian Electric Utilities	1	1
Corporate to Regulated Electric Utilities—Caribbean	—	5
Corporate to Non-Utility	17	22

        The significant related party inter-segment asset balances as at December 31 were as follows.

Significant Related Party Inter-Segment Assets

(in millions)	2015	2014
Inter-segment borrowings from:
Fortis Generation to Eastern Canadian Electric Utilities	$20	$20
Corporate to Regulated Electric Utilities—Canadian	48	—
Corporate to Non-Utility	—	402
Other inter-segment assets—Corporate to Regulated Electric & Gas Utilities—United States	108	—
Other inter-segment assets	31	18

Total inter-segment eliminations	$207	$440

6. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

(in millions)	2015	2014
Trade accounts receivable	$517	$479
Unbilled accounts receivable	404	365
Allowance for doubtful accounts	(66)	(31)
Income tax receivable	—	25
Assets held for sale	38	—
Other	71	62

	$964	$900

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

6. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS (Continued)

        The increase in the allowance for doubtful accounts was primarily due to an increase in the reserve for uncollectible accounts at UNS Energy in relation to billings to third-party owners of Springerville Unit 1 for their pro-rata share of costs to operate the facility. Due to ongoing litigation and uncertainty with Springerville Unit 1 third-party owners, the accounts receivable balance of $32 million (US$23 million) as at December 31, 2015 associated with operating expenses has been fully reserved (Note 34).

        Assets held for sale include utility capital assets of approximately $29 million (US$21 million) purchased by UNS Energy upon expiration of the Springerville Coal Handling Facilities lease in April 2015 (Note 16). UNS Energy has an agreement with a third party whereby they can purchase a 17.05% interest or continue to make payments to UNS Energy for the use of the facility. The third party has until April 2016 to exercise its purchase option and, as a result, the assets have been classified as held for sale on the consolidated balance sheet as at December 31, 2015.

        Additionally, in December 2015 FortisBC Electric entered into an agreement to sell the non-regulated Walden hydroelectric power plant assets for a sale price of approximately $9 million (Note 31). The sale is expected to close in the first quarter of 2016. For the year ended December 31, 2015, earnings before taxes of less than $1 million were recognized (December 31, 2014—less than $1 million) associated with Walden.

        Other accounts receivable consisted of customer billings for non-core services, collateral deposits for gas purchases at FortisBC Energy and advances on coal purchases at UNS Energy. Other accounts receivable also included the fair value of derivative instruments (Note 31).

7. INVENTORIES

(in millions)	2015	2014
Materials and supplies	$194	$149
Gas and fuel in storage	101	134
Coal inventory	42	38

	$337	$321

        Materials and supplies included approximately $152 million (December 31, 2014—$118 million) at UNS Energy, and consisted of construction and repair materials for distribution, transmission and generation assets, as required by the regulator (Note 3).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

8. REGULATORY ASSETS AND LIABILITIES

        Based on previous, existing or expected regulatory orders or decisions, the Corporation's regulated utilities have recorded the following amounts that are expected to be recovered from, or refunded to, customers in future periods.

(in millions)	2015	2014	Remaining recovery period (Years)
Regulatory assets
Deferred income taxes(i)	$936	$832	To be determined
Employee future benefits(ii)	627	680	Various
Deferred energy management costs(iii)	145	111	1 - 10
Manufactured gas plant ("MGP") site remediation deferral(iv)	121	123	To be determined
Rate stabilization accounts(v)	119	119	Various
Deferred lease costs(vi)	90	101	Various
Derivative instruments(vii)	74	69	Various
Deferred operating overhead costs(viii)	66	54	Various
Final mine reclamation and retiree health care costs(ix)	39	34	1 - 22
Deferred net losses on disposal of utility capital assets and intangible assets(x)	33	37	8
Springerville Unit 1 unamortized leasehold improvements(xi)	30	—	8
Property tax deferrals(xii)	30	29	1
Other regulatory assets(xiii)	222	226	Various

Total regulatory assets	2,532	2,415
Less: current portion	(246)	(277)	1

Long-term regulatory assets	$2,286	$2,138

Regulatory liabilities
Non-ARO removal cost provision(xiv)	$1,060	$951	To be determined
Rate stabilization accounts(v)	212	142	Various
Electric and gas moderator account(xv)	88	—	To be determined
Renewable energy surcharge(xvi)	47	44	To be determined
Employee future benefits(ii)	44	58	Various
Customer and community benefits obligation(xvii)	32	55	To be determined
AESO charges deferral(xviii)	25	49	1 - 4
Other regulatory liabilities(xix)	130	146	Various

Total regulatory liabilities	1,638	1,445
Less: current portion	(298)	(173)	1

Long-term regulatory liabilities	$1,340	$1,272

Description of the Nature of Regulatory Assets and Liabilities

(i)
Deferred Income Taxes

The Corporation's regulated utilities recognize deferred income tax assets and liabilities and related regulatory liabilities and assets for the amount of deferred income taxes expected to be

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

8. REGULATORY ASSETS AND LIABILITIES (Continued)

  refunded to, or recovered from, customers in future electricity and gas rates. Included in deferred income tax assets and liabilities are the future income tax effects of the subsequent settlement of the related regulatory liabilities and assets through customer rates. The deferred income taxes on regulatory assets and liabilities are the result of the application of ASC Topic 740, Income Taxes. The regulatory asset balances are expected to be recovered from customers in future rates when the income taxes become payable or receivable. As at December 31, 2015, $351 million (December 31, 2014—$265 million) in regulatory assets for deferred income taxes was not subject to a regulatory return.

(ii)
Employee Future Benefits

The regulatory asset and liability associated with employee future benefits includes the actuarially determined unamortized net actuarial losses, past service costs and credits, and transitional obligations associated with defined benefit pension and OPEB plans maintained by the Corporation's regulated utilities, which are expected to be recovered from, or refunded to, customers in future rates (Note 27). At the Corporation's regulated utilities, as approved by the respective regulators, differences between defined benefit pension and OPEB plan costs recognized under US GAAP and those which are expected to be recovered from, or refunded to, customers in future rates are subject to deferral account treatment and have been recognized as a regulatory asset or liability. These amounts would otherwise be recognized in accumulated other comprehensive income on the consolidated balance sheet.

As at December 31, 2015, regulatory assets of approximately $367 million associated with employee future benefits were not subject to a regulatory return (December 31, 2014—$339 million). As at December 31, 2015, regulatory liabilities of approximately $36 million associated with employee future benefits were not subject to a regulatory return (December 31, 2014—$55 million).

(iii)
Deferred Energy Management Costs

FortisBC Energy, FortisBC Electric, Central Hudson and Newfoundland Power provide energy management services to promote energy efficiency programs to their customers. As required by their respective regulator, these regulated utilities have capitalized related expenditures and are amortizing these expenditures on a straight-line basis over periods ranging from 1 to 10 years. This regulatory asset represents the unamortized balance of the energy management costs.

UNS Energy is required to implement cost-effective Demand-Side Management ("DSM") programs to comply with the ACC's energy efficiency standards. The energy efficiency standards provide for a DSM surcharge to recover the costs of implementing DSM programs, as well as an annual performance incentive. The existing rate orders provide for a lost fixed cost recovery mechanism to recover certain non-fuel costs that were previously unrecoverable, due to reduced electricity sales as a result of energy efficiency programs and distributed generation. As at December 31, 2015, $25 million of UNS Energy's regulatory asset balance was not subject to a regulatory return (December 31, 2014—$16 million).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

8. REGULATORY ASSETS AND LIABILITIES (Continued)

(iv)
MGP Site Remediation Deferral

As approved by the regulator, Central Hudson is permitted to defer for future recovery from its customers the difference between actual costs for MGP site investigation and remediation and the associated rate allowances (Notes 14, 17 and 34). Central Hudson's MGP site remediation costs are not subject to a regulatory return.

(v)
Rate Stabilization Accounts

Rate stabilization accounts associated with the Corporation's regulated electric and gas utilities are recovered from, or refunded to, customers in future rates, as approved by the respective regulatory authority. Electric rate stabilization accounts primarily mitigate the effect on earnings of variability in the cost of fuel and/or purchased power above or below a forecast or predetermined level and, at certain utilities, revenue decoupling mechanisms that minimize the earnings impact resulting from reduced energy consumption as energy efficiency programs are implemented. Gas rate stabilization accounts primarily mitigate the effect on earnings of unpredictable and uncontrollable factors, namely volume volatility caused principally by weather, and natural gas cost volatility.

As at December 31, 2015, approximately $49 million and $142 million of the rate stabilization accounts are expected to be recovered from, or refunded to, customers within one year and, as a result, are classified as current regulatory assets and liabilities, respectively (December 31, 2014—approximately $105 million and $43 million, respectively).

As at December 31, 2015, regulatory assets of approximately $44 million associated with rate stabilization accounts were not subject to a regulatory return (December 31, 2014—$104 million). As at December 31, 2015, regulatory liabilities of approximately $76 million associated with rate stabilization accounts were not subject to a regulatory return (December 31, 2014—$42 million).

(vi)
Deferred Lease Costs

Deferred lease costs at FortisBC Electric primarily relate to the Brilliant Power Purchase Agreement ("BPPA"), which ends in 2056. The depreciation of the asset under capital lease and interest expense associated with the capital lease obligation are not being fully recovered by FortisBC Electric in current customer rates, since those rates include only the cash payments set out under the BPPA. The regulatory asset balance as at December 31, 2015 included $90 million (December 31, 2014—$83 million) of deferred lease costs that are expected to be recovered from customers in future rates over the term of the lease. In 2015, of the $30 million (2014—$30 million) of interest expense related to the capital lease obligations and the $6 million (2014—$6 million) of depreciation expense related to the assets under capital lease, a total of $26 million (2014—$26 million) was recognized in energy supply costs and $3 million (2014—$3 million) was recognized in operating expenses, respectively, as approved by the regulator, with the balance of $7 million (2014—$7 million) deferred as a regulatory asset (Note 16).

The regulatory asset balance as at December 31, 2014 included $18 million of deferred lease costs at UNS Energy related to the remaining purchase commitments of Springerville Unit 1 and the Springerville Coal Handling Facility, of which both purchases occurred in 2015 (Note 16).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

8. REGULATORY ASSETS AND LIABILITIES (Continued)

    Deferred lease costs are not subject to a regulatory return.

(vii)
Derivative Instruments

As approved by the respective regulatory authority, unrealized gains or losses associated with changes in the fair value of certain derivative instruments at UNS Energy, Central Hudson and FortisBC Energy are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates. These unrealized losses and gains would otherwise be recognized in earnings (Note 31). UNS Energy and Central Hudson's deferred regulatory asset balance totalling $57 million as at December 31, 2015 was not subject to a regulatory return (December 31, 2014—$57 million).

(viii)
Deferred Operating Overhead Costs

As approved by the regulator, FortisAlberta has deferred certain operating overhead costs. The deferred costs are expected to be collected in future customer rates over the lives of the related utility capital assets and intangible assets.

(ix)
Final Mine Reclamation and Retiree Health Care Costs

Final mine reclamation and retiree health care costs are associated with TEP's jointly owned coal generating facilities at the San Juan, Four Corners and Navajo generating stations. TEP has the option to recognize its liability associated with final mine reclamation and retiree health care obligations at present or future value (Notes 17 and 34). TEP has elected to recognize these costs at future value and is permitted to fully recover these costs from customers through its rate stabilization accounts when the costs are paid. TEP expects to make continuous payments through 2037. These deferred costs are not subject to a regulatory return.

(x)
Deferred Net Losses on Disposal of Utility Capital Assets and Intangible Assets

As approved by the regulator, from 2010 through 2013 net losses on the retirement or disposal of utility capital assets and intangible assets at FortisBC Energy were recorded in a regulatory deferral account to be recovered from customers in future rates. The regulator approved the recovery in customer rates of the resulting regulatory asset over a period of 10 years.

(xi)
Springerville Unit 1 Unamortized Leasehold Improvements

Upon expiration of TEP's Springerville Unit 1 capital lease in January 2015, unamortized leasehold improvements were reclassified from utility capital assets to regulatory assets. The leasehold improvements represent investments made by TEP through the end of the lease term to ensure Springerville facilities continued providing safe, reliable service to TEP's customers. In its 2013 rate order, TEP received regulatory approval to amortize the leasehold improvements over a 10-year period. TEP continues to own an undivided 49.5% joint interest in Springerville Unit 1.

(xii)
Property Tax Deferrals

Property taxes at UNS Energy and Central Hudson are deferred and are primarily collected from customers over a six-month to one-year period, as approved by the respective regulator. Property tax deferrals are not subject to a regulatory return.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

8. REGULATORY ASSETS AND LIABILITIES (Continued)

(xiii)
Other Regulatory Assets

Other regulatory assets relate to all of the Corporation's regulated utilities and are comprised of various items, each individually less than $30 million. As at December 31, 2015, $189 million (December 31, 2014—$177 million) of the balance was approved to be recovered from customers in future rates, with the remaining balance expected to be approved. As at December 31, 2015, $69 million (December 31, 2014—$74 million) of the balance was not subject to a regulatory return.

(xiv)
Non-ARO Removal Cost Provision

As required by the respective regulator, depreciation rates at UNS Energy, Central Hudson, FortisBC Energy, FortisAlberta, Newfoundland Power and Maritime Electric include an amount allowed for regulatory purposes to accrue for non-ARO removal costs. Actual non-ARO removal costs are recorded against the regulatory liability when incurred. This regulatory liability represents amounts collected in customer electricity rates at the respective utilities in excess of incurred non-ARO removal costs.

(xv)
Electric and Gas Moderator Account

Under the terms of Central Hudson's three-year Rate Order issued in June 2015, certain of the Company's regulatory assets and liabilities were identified and approved by the PSC for offset and a net regulatory liability electric and gas moderator account was established, which will be used for future customer rate moderation. These electric and gas moderator accounts are not subject to a regulatory return.

(xvi)
Renewable Energy Surcharge

As ordered by the regulator under its Renewable Energy Standard ("RES"), UNS Energy is required to increase its use of renewable energy each year until it represents at least 15% of its total annual retail energy requirements in 2025, with distributed generation accounting for 30% of the annual renewable energy requirement. The Company must file an annual RES implementation plan for review and approval by the ACC. The approved cost of carrying out the plan is recovered from retail customers through the RES surcharge. The ACC has also approved recovery of operating costs, depreciation, property taxes and return on investments on certain company-owned solar projects through the RES tariff until such costs are reflected in retail customer rates. Any RES surcharge collections above or below the costs incurred to implement the plans are deferred as a regulatory asset or liability.

The ACC measures compliance with its RES requirements through Renewable Energy Credits ("REC"), which represent one kilowatt hour generated from renewable resources. When UNS Energy purchases renewable energy, the premium paid above the market cost of conventional power equals the REC recoverable through the RES surcharge. When RECs are purchased, UNS Energy records the cost of the RECs as long-term other assets and a corresponding regulatory liability, to reflect the obligation to use the RECs for future RES compliance. When RECs are reported to the ACC for compliance with RES requirements, energy supply costs and revenue are recognized in an equal amount (Note 9).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

8. REGULATORY ASSETS AND LIABILITIES (Continued)

(xvii)
Customer and Community Benefits Obligation

As approved by the respective regulator for UNS Energy and Central Hudson, Fortis committed to provide their customers and community with financial benefits that would have not been realized in the absence of the acquisitions. These commitments resulted in the recognition of regulatory liabilities to be used to mitigate future customer rate increase at the utilities. In 2014 these commitments for UNS Energy's customers included US$10 million in year one and US$5 million in years two through five to cover credits in retail customer rates. As a result, expenses of approximately $33 million (US$30 million) were recognized in 2014 related to the acquisition of UNS Energy for customer benefit obligations (Note 29).

(xviii)
AESO Charges Deferral

FortisAlberta maintains an AESO charges deferral account that represents expenses incurred in excess of revenue collected for various items, such as transmission costs incurred and flowed through to customers, that are subject to deferral to be collected in future customer rates. To the extent that the amount of revenue collected in rates for these items exceeds actual costs incurred, the excess is deferred as a regulatory liability to be refunded in future customer rates. As at December 31, 2015, the regulatory liability primarily represented the over collection of the AESO charges deferral accounts for 2014 and 2015.

(xix)
Other Regulatory Liabilities

Other regulatory liabilities relate to all of the Corporation's regulated utilities and are comprised of various items, each individually less than $30 million. As at December 31, 2015, $120 million (December 31, 2014—$140 million) of the balance was approved for refund to customers or reduction in future rates, with the remaining balance expected to be approved. As at December 31, 2015, $68 million (December 31, 2014—$76 million) of the balance was not subject to a regulatory return.

9. OTHER ASSETS

(in millions)	2015	2014
Equity investment—Belize Electricity	$79	$—
Supplemental Executive Retirement Plan assets	58	41
Deposit on pending business acquisition (Note 29)	38	—
Available-for-sale investment (Notes 28 and 31)	33	—
Deferred compensation plan assets (Note 17)	25	21
Renewable Energy Credits (Note 8 (xvi))	17	13
Long-term income tax receivable	13	13
Other investments	13	12
Other asset—Belize Electricity	—	116
Other	76	56

	$352	$272

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

9. OTHER ASSETS (Continued)

        In August 2015 the Corporation agreed to terms of a settlement with the GOB regarding the GOB's expropriation of the Corporation's approximate 70% interest in Belize Electricity in June 2011. The terms of the settlement included a one-time US$35 million cash payment to Fortis from the GOB and an approximate 33% equity investment in Belize Electricity. As a result of the settlement, the Corporation recognized an approximate $9 million loss in 2015 (Note 24).

        UNS Energy and Central Hudson provide additional post-employment benefits through both a deferred compensation plan for Directors and Officers of the Companies, as well as Supplemental Executive Retirement Plans ("SERP"). Since both plans are considered non-qualified plans under the Employee Retirement Income Security Act of 1974, the assets are reported separately from the related liabilities (Note 17). The assets of the plans are held in trust and funded mostly through the use of trust-owned life insurance policies and mutual funds. A portion of the SERP assets is invested in corporate-owned life insurance policies. Amounts held in mutual and money market funds are recorded at fair value (Note 31).

        In June 2015 the Corporation completed the sale of commercial real estate assets for gross proceeds of $430 million (Note 28). As part of the transaction, Fortis subscribed to $35 million in trust units of Slate Office REIT in conjunction with the REIT's public offering. The investment in trust units is recorded as an available-for-sale asset. The assets are measured at fair value based on quoted market prices and unrealized gains or losses resulting from changes in fair value are recognized in accumulated other comprehensive income and are reclassified to earnings when the assets are sold (Notes 21 and 31).

        Other assets are recorded at cost and are recovered or amortized over the estimated period of future benefit, where applicable. Other assets include the fair value of derivative instruments at UNS Energy and Central Hudson (Note 31).

10. UTILITY CAPITAL ASSETS

	2015
(in millions)	Cost	Accumulated Depreciation	Net Book Value
Distribution
Electric	$9,245	$(2,634)	$6,611
Gas	3,829	(1,021)	2,808
Transmission
Electric	3,093	(997)	2,096
Gas	1,735	(531)	1,204
Generation	6,465	(2,241)	4,224
Other	2,429	(849)	1,580
Assets under construction	886	—	886
Land	186	—	186

	$27,868	$(8,273)	$19,595

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

10. UTILITY CAPITAL ASSETS (Continued)

	2014
(in millions)	Cost	Accumulated Depreciation	Net Book Value
Distribution
Electric	$8,102	$(2,317)	$5,785
Gas	3,475	(920)	2,555
Transmission
Electric	2,562	(859)	1,703
Gas	1,649	(491)	1,158
Generation	5,296	(2,189)	3,107
Other	2,158	(731)	1,427
Assets under construction	1,277	—	1,277
Land	167	—	167

	$24,686	$(7,507)	$17,179

        Electric distribution assets are those used to distribute electricity at lower voltages (generally below 69 kV). These assets include poles, towers and fixtures, low-voltage wires, transformers, overhead and underground conductors, street lighting, meters, metering equipment and other related equipment. Gas distribution assets are those used to transport natural gas at low pressures (generally below 2,070 kPa) or a hoop stress of less than 20% of standard minimum yield strength. These assets include distribution stations, telemetry, distribution pipe for mains and services, meter sets and other related equipment.

        Electric transmission assets are those used to transmit electricity at higher voltages (generally at 69 kV and higher). These assets include poles, wires, switching equipment, transformers, support structures and other related equipment. Gas transmission assets are those used to transport natural gas at higher pressures (generally at 2,070 kPa and higher) or a hoop stress of 20% or more of standard minimum yield strength. These assets include transmission stations, telemetry, transmission pipe and other related equipment.

        Generation assets are those used to generate electricity. These assets include hydroelectric and thermal generation stations, gas and combustion turbines, coal-fired generating stations, dams, reservoirs, photovoltaic systems and other related equipment.

        Other assets include buildings, equipment, vehicles, inventory and information technology assets.

        Construction of the Waneta Expansion was completed in April 2015. As at December 31, 2015, assets under construction are primarily associated with FortisBC Energy's Tilbury liquefied natural gas facility expansion and other capital projects at the Corporation's regulated utilities.

        The cost of utility capital assets under capital lease as at December 31, 2015 was $496 million (December 31, 2014—$1,088 million) and related accumulated depreciation was $221 million (December 31, 2014—$627 million). The decrease was primarily due to the purchase of certain utility capital assets at TEP in 2015 following the expiry of lease arrangements (Note 16).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

10. UTILITY CAPITAL ASSETS (Continued)

Jointly Owned Facilities

        As at December 31, 2015, UNS Energy's interests in jointly owned generating stations and transmission systems primarily consisted of the following:

		2015
(in millions)	Ownership %	Cost	Accumulated Depreciation	Net Book Value
San Juan Units 1 and 2	50.0	$690	$(347)	$343
Navajo Units 1, 2 and 3	7.5	207	(155)	52
Four Corners Units 4 and 5	7.0	154	(107)	47
Luna Energy Facility	33.3	75	(1)	74
Gila River Common Facilities	25.0	47	(14)	33
Springerville Unit 1(1)	49.5	452	(240)	212
Springerville Coal Handling Facilities(2)	65.9	228	(90)	138
Transmission Facilities	Various	531	(238)	293

		$2,384	$(1,192)	$1,192

(1)
TEP is obligated to operate the unit for third-party owners under existing agreements. The third-party owners are obligated to compensate TEP for their pro rata share of expenses (Notes 16 and 34).
(2)
TEP owns an additional 17.05% undivided interest in the Springerville Coal Handling Facilities, which is classified as assets held for sale (Notes 6 and 16).

        UNS Energy holds an undivided interest in the above facilities and is entitled to its pro rata share of the utility capital assets. UNS Energy is proportionately liable for its share of operating costs and liabilities in respect of the jointly owned facilities.

11. NON-UTILITY CAPITAL ASSETS

        In 2015 the Corporation sold its commercial real estate and hotel assets (Note 28). As a result, the Corporation did not hold any non-utility capital assets as at December 31, 2015.

	2014
(in millions)	Cost	Accumulated Depreciation	Net Book Value
Buildings	$599	$(105)	$494
Equipment	145	(73)	72
Tenant inducements	35	(27)	8
Land	72	—	72
Assets under construction	18	—	18

	$869	$(205)	$664

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

12. INTANGIBLE ASSETS

	2015
(in millions)	Cost	Accumulated Amortization	Net Book Value
Computer software	$685	$(436)	$249
Land, transmission and water rights	328	(76)	252
Franchise fees and other	17	(13)	4
Assets under construction	36	—	36

	$1,066	$(525)	$541

	2014
(in millions)	Cost	Accumulated Amortization	Net Book Value
Computer software	$573	$(368)	$205
Land, transmission and water rights	258	(66)	192
Franchise fees and other	16	(12)	4
Assets under construction	60	—	60

	$907	$(446)	$461

        Included in the cost of land, transmission and water rights as at December 31, 2015 was $106 million (December 31, 2014—$77 million) not subject to amortization.

        Amortization expense related to intangible assets was $64 million for 2015 (2014—$60 million). Amortization is estimated to average approximately $78 million annually for each of the next five years.

13. GOODWILL

(in millions)	2015	2014
Balance, beginning of year	$3,732	$2,075
Acquisition of UNS Energy (Note 29)	—	1,510
Sale of Griffith (Note 28)	—	(3)
Foreign currency translation impacts	441	150

Balance, end of year	$4,173	$3,732

        Goodwill associated with the acquisitions of UNS Energy, Central Hudson, Caribbean Utilities and Fortis Turks and Caicos is denominated in US dollars, as the functional currency of these companies is the US dollar. Foreign currency translation impacts are the result of the translation of US dollar-denominated goodwill and the impact of the movement of the Canadian dollar relative to the US dollar.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

14. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(in millions)	2015	2014
Trade accounts payable	$574	$612
Gas and fuel cost payable	153	195
Employee compensation and benefits payable	137	134
Interest payable	127	128
Dividends payable	113	101
Accrued taxes other than income taxes	108	96
Fair value of derivative instruments (Note 31)	69	66
MGP site remediation (Notes 8 (iv), 17 and 34)	32	13
Defined benefit pension and OPEB plan liabilities (Note 27)	13	11
Other	93	84

	$1,419	$1,440

        Accrued taxes other than income taxes primarily consisted of property taxes at UNS Energy and carbon tax at FortisBC Energy.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

15. LONG-TERM DEBT

(in millions)	Maturity Date	2015	2014
Regulated Utilities
UNS Energy
Unsecured US Tax-Exempt Bonds—3.83% weighted average fixed and variable rate (2014—3.92%)	2020 - 2040	$848	$956
Unsecured US Fixed Rate Notes—4.26% weighted average fixed rate (2014—4.98%)	2021 - 2045	1,557	754
Secured US Fixed Rate Notes—5.38% weighted average fixed and variable rate (2014—5.38%)	2023 - 2026	—	151

Central Hudson
Unsecured US Promissory Notes—4.30% weighted average fixed and variable rate (2014—4.31%)	2016 - 2042	728	587

FortisBC Energy
Secured Purchase Money Mortgages—10.30% weighted average fixed rate (2014—10.71%)	2016	200	275
Unsecured Debentures—5.73% weighted average fixed rate (2014—5.95%)	2029 - 2045	1,770	1,620
Government loan	2016	5	10

FortisAlberta
Unsecured Debentures—4.95% weighted average fixed rate (2014—5.01%)	2024 - 2052	1,684	1,534

FortisBC Electric
Secured Debentures—8.80% weighted average fixed rate (2014—8.80%)	2023	25	25
Unsecured Debentures—5.36% weighted average fixed rate (2014—5.36%)	2016 - 2050	660	660

Eastern Canadian
Secured First Mortgage Sinking Fund Bonds—6.72% weighted average fixed rate (2014—7.08%)	2016 - 2045	553	484
Secured First Mortgage Bonds—7.18% weighted average fixed rate (2014—7.18%)	2016 - 2061	167	167
Unsecured Senior Notes—6.11% weighted average fixed rate (2014—6.11%)	2018 - 2041	104	104

Caribbean Electric
Unsecured US Senior Loan Notes—4.89% weighted average fixed rate (2014—4.91%)	2016 - 2046	467	400

Non-Regulated—Non-Utility
Secured First Mortgages and Senior Notes—7.46% weighted average fixed rate (2014—7.46%)	n/a	—	34

Corporate
Unsecured US Senior Notes and Promissory Notes—4.43% weighted average fixed rate (2014—4.43%)	2019 - 2044	1,720	1,443
Unsecured Debentures—6.49% weighted average fixed rate (2014—6.49%)	2039	201	201

Long-term classification of credit facility borrowings (Note 31)		551	1,096

Total long-term debt (Note 31)		11,240	10,501
Less: Deferred financing costs (Notes 3 and 36)		(72)	(65)
Less: Current installments of long-term debt		(384)	(525)

		$10,784	$9,911

        As noted in the previous table, certain long-term debt instruments issued by UNS Energy, FortisBC Energy, FortisBC Electric, Newfoundland Power, and Maritime Electric are secured. When security is provided, it is typically a fixed or floating first charge on the specific assets of the Company

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

15. LONG-TERM DEBT (Continued)

to which the long-term debt is associated. The purchase money mortgages of FortisBC Energy are secured equally and ratably by a first fixed and specific mortgage and charge on the Company's coastal division assets. The aggregate principal amount of the purchase money mortgages that may be issued is limited to $350 million.

        UNS Energy entered into a four-year US$30 million variable rate term loan credit agreement and, at the same time, entered into a fixed-for-floating interest rate swap. Both the term loan and interest rate swap expired in 2015. The interest rate swap was designated as a cash flow hedge (Note 31).

Covenants

        Certain of the Corporation's long-term debt obligations have covenants restricting the issuance of additional debt such that consolidated debt cannot exceed 70% of the Corporation's consolidated capital structure, as defined by the long-term debt agreements. In addition, one of the Corporation's long-term debt obligations contains a covenant which provides that Fortis shall not declare or pay any dividends, other than stock dividends or cumulative preferred dividends on preference shares not issued as stock dividends, or make any other distribution on its shares or redeem any of its shares or prepay subordinated debt if, immediately thereafter, its consolidated funded obligations would be in excess of 75% of its total consolidated capitalization.

        As at December 31, 2015, the Corporation and its subsidiaries were in compliance with their debt covenants.

Regulated Utilities

        The majority of the long-term debt instruments at the Corporation's regulated utilities are redeemable at the option of the respective utilities, at any time, at the greater of par or a specified price as defined in the respective long-term debt agreements, together with accrued and unpaid interest.

        In January 2015 TEP redeemed at par US$130 million of fixed rate tax-exempt bonds that had an original maturity date of 2029. As at December 31, 2015, TEP had not remarketed the repurchase bonds.

        In January 2015 Fortis Turks and Caicos issued 15-year US$10 million 4.75% unsecured notes. The net proceeds were used to finance capital expenditures and for general corporate purposes.

        In February 2015 TEP issued 10-year US$300 million 3.05% senior unsecured notes. Net proceeds were used to repay long-term debt and credit facility borrowings and to finance capital expenditures.

        In March 2015 Central Hudson issued 10-year US$20 million 2.98% unsecured notes. The net proceeds were used to finance capital expenditures and for general corporate purposes.

        In April 2015 UNS Electric issued 30-year US$50 million 3.95% unsecured notes. The net proceeds were primarily used for general corporate purposes.

        In April 2015 FortisBC Energy issued 30-year $150 million 3.38% unsecured debentures. The net proceeds were used to repay short-term borrowings and for general corporate purposes.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

15. LONG-TERM DEBT (Continued)

        In August 2015 UNS Electric issued 12-year US$80 million 3.22% unsecured debentures and UNS Gas issued 30-year US$45 million 4.00% unsecured notes. The net proceeds were used to repay maturing long-term debt. Additionally, in August 2015 TEP redeemed at par US$79 million of variable rate tax-exempt bonds that had an original maturity date of 2022.

        In September 2015 FortisAlberta issued 30-year $150 million 4.27% unsecured debentures. The net proceeds were used to repay credit facility borrowings and for general corporate purposes.

        In September 2015 Newfoundland Power issued 30-year $75 million 4.446% secured first mortgage sinking fund bonds. The net proceeds were used to repay credit facility borrowings and for general corporate purposes.

Corporate

        The unsecured debentures and US senior notes are redeemable at the option of Fortis at a price calculated as the greater of par or a specified price as defined in the respective long-term debt agreements, together with accrued and unpaid interest.

Repayment of Long-Term Debt

        The consolidated annual requirements to meet principal repayments and maturities in each of the next five years and thereafter are as follows:

Year	Subsidiaries (in millions)	Corporate (in millions)	Total (in millions)
2016	$382	$2	$384
2017	69	2	71
2018	281	2	283
2019	112	127	239
2020	202	655	857
Thereafter	7,793	1,613	9,406

	$8,839	$2,401	$11,240

16. CAPITAL LEASE AND FINANCE OBLIGATIONS

Capital Lease Obligations

UNS Energy

        In 2014 and 2015, TEP purchased certain Springerville assets upon expiry of the lease arrangements, as detailed below. As at December 31, 2015, capital lease obligations at TEP consist of an undivided one-half interest in certain Springerville Common Facilities.

Springerville Unit 1 Capital Lease Purchases

        In December 2014 and January 2015, upon expiration of the Springerville Unit 1 lease, TEP purchased an additional 35.4% ownership interest in the previously leased assets for US$20 million and

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

16. CAPITAL LEASE AND FINANCE OBLIGATIONS (Continued)

US$46 million, respectively. As a result of the purchases, TEP owns 49.5% of Springerville Unit 1, or 192 MW of capacity. Furthermore, TEP is obligated to operate the unit for the third-party owners under an existing agreement. The third-party owners are obligated to compensate TEP for their pro rata share of expenditures (Note 34).

Springerville Coal Handling Facilities Lease Purchase

        In April 2015, upon expiration of the Springerville Coal Handling Facilities lease, TEP purchased an 86.7% ownership interest in the previously leased coal handling assets for a total of US$120 million. In May 2015 TEP sold a 17.05% interest in the facilities to a third party for US$24 million and has an agreement with another third party to either purchase a 17.05% interest for US$24 million or to continue to make payments to TEP for the use of the facility. The third party has until April 2016 to exercise its purchase option and, as a result, the associated assets have been classified as held for sale on the consolidated balance sheet as at December 31, 2015 (Note 6).

Springerville Common Facilities Leases

        TEP is party to three Springerville Common Facilities leases, which have an initial term to December 2017 for one lease and January 2021 for the other two leases, subject to optional renewal periods of two or more years through 2025 (Note 33). Instead of extending the leases, TEP may exercise a fixed-price purchase provision of US$38 million in 2017 and US$68 million in 2021. TEP has agreements with third parties that if the Springerville Common Facilities leases are not renewed, TEP will exercise the purchase options under these contracts. The third parties would be obligated to buy a portion of these facilities or continue to make payments to TEP for the use of these facilities.

        UNS Energy entered into an interest rate swap that hedges a portion of the floating interest rate risk associated with the Springerville Common Facilities lease debt. As at December 31, 2015, interest on the lease debt is payable at a six-month LIBOR plus a spread of 1.88% (December 31, 2014—1.75%). The swap has the effect of fixing the interest rates on a portion of the amortizing principal balances of US$29 million (December 31, 2014—US$33 million). The interest rate swap expires in 2020 and is recorded as a cash flow hedge (Note 31).

        The Springerville Common Facilities capital lease obligation bears interest at a rate of 5.08%. For the year ended December 31, 2015, in total $5 million (December 31, 2014—$2 million) of interest expense on the Springerville capital lease obligations was recognized in finance charges and $3 million (December 31, 2014—$3 million) and $8 million (December 31, 2014—$7 million) of depreciation expense on the Springerville leased assets was recognized in energy supply costs and depreciation, respectively.

FortisBC Electric

        FortisBC Electric has a capital lease obligation with respect to the operation of the Brilliant Plant located near Castlegar, British Columbia. FortisBC Electric operates and maintains the Brilliant Plant, under the BPPA which expires in 2056, in return for a management fee. In exchange for the specified take-or-pay amounts of power, the BPPA requires semi-annual payments based on a return on capital, comprised of the original plant capital charge and periodic upgrade capital charges, which are both

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

16. CAPITAL LEASE AND FINANCE OBLIGATIONS (Continued)

subject to fixed annual escalators, as well as sustaining capital charges and operating expenses. The BPPA includes a market-related price adjustment in 2026. Due to the fixed annual escalators, the interest expense on the capital lease obligation presently exceeds the required payments. The capital lease obligation will continue to increase through to 2024, and subsequently decrease for the remainder of the term when the required payments exceed the interest expense on the capital lease obligation. Approximately 94% of the output from the Brilliant Plant is being purchased by FortisBC Electric through the BPPA.

        The BPPA capital lease obligation bears interest at a composite rate of 5.00%. Included in energy supply costs for 2015 was $26 million (2014—$26 million) recognized in accordance with the BPPA, as approved by the BCUC (Note 8 (vi)).

        FortisBC Electric also has a capital lease obligation with respect to the operation of the Brilliant Terminal Station ("BTS"), under an agreement which expires in 2056. The agreement provides that FortisBC Electric will pay a charge related to the recovery of the capital cost of the BTS and related operating costs. The obligation bears interest at a composite rate of 9.00%. Included in operating expenses for 2015 was $3 million (2014—$3 million) recognized in accordance with the BTS agreement, as approved by the BCUC (Note 8 (vi)).

Finance Obligations

        Between 2000 and 2005 FEI entered into arrangements whereby certain natural gas distribution assets were leased to certain municipalities and then leased back by FEI from the municipalities. The natural gas distribution assets are considered to be integral equipment to real estate assets and, as such, the transactions have been accounted for as finance transactions. The proceeds from these transactions have been recognized as finance obligations on the consolidated balance sheet. Lease payments, net of the portion considered to be interest expense, reduce the finance obligations.

        Obligations under the above-noted lease-in lease-out transactions at FEI have implicit interest at rates ranging from 6.82% to 8.66% and are being repaid over a 35-year period. Each of the lease-in lease-out arrangements allows FEI, at its option, to terminate the lease arrangements early, after 17 years. If the Company exercises this option, FEI would pay the municipality an early termination payment which is equal to the carrying value of the obligation at that point in time.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

16. CAPITAL LEASE AND FINANCE OBLIGATIONS (Continued)

Repayment of Capital Lease and Finance Obligations

        The present value of the minimum lease payments required for the capital lease and finance obligations over the next five years and thereafter are as follows:

Year	Capital Leases (in millions)	Finance Obligations (in millions)	Total (in millions)
2016	$68	$4	$72
2017	70	4	74
2018	61	32	93
2019	62	15	77
2020	73	2	75
Thereafter	2,049	38	2,087

	$2,383	$95	$2,478

Less: Amounts representing imputed interest and executory costs on capital lease and finance obligations			(1,965)

Total capital lease and finance obligations			513
Less: Current portion			(26)

			$487

17. OTHER LIABILITIES

(in millions)	2015	2014
OPEB plan liabilities (Note 27)	$385	$403
Defined benefit pension plan liabilities (Note 27)	368	390
MGP site remediation (Notes 8 (iv), 14 and 34)	96	109
Waneta Partnership promissory note (Notes 31 and 33)	56	53
Asset retirement obligations	49	37
Final mine reclamation and retiree health care liabilities (Notes 8 (ix) and 34)	39	34
Customer security deposits	38	26
Deferred compensation plan liabilities (Note 9)	25	21
DSU, PSU and RSU liabilities (Note 23)	20	17
Fair value of derivative instruments (Note 31)	13	13
Other	63	38

	$1,152	$1,141

        The Waneta Partnership promissory note is non-interest bearing with a face value of $72 million. As at December 31, 2015, its discounted net present value was $56 million (December 31, 2014—$53 million). The promissory note was incurred by the Waneta Partnership on the acquisition of certain intangible assets and project design costs, from a company affiliated with CPC/CBT, associated with the

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

17. OTHER LIABILITIES (Continued)

construction of the Waneta Expansion. The promissory note is payable on April 1, 2020, the fifth anniversary of the commercial operation date of the Waneta Expansion.

        As at December 31, 2015, UNS Energy, Central Hudson and FortisBC Electric recognized asset retirement obligations.

        Other liabilities primarily include long-term accrued liabilities, deferred lease revenue, funds received in advance of expenditures and unrecognized tax benefits.

18. COMMON SHARES

        Common shares issued during the year were as follows:

	2015		2014
	Number of Shares (in thousands)	Amount (in millions)	Number of Shares (in thousands)	Amount (in millions)
Balance, beginning of year	275,997	$5,667	213,165	$3,783
Conversion of Convertible Debentures	24	1	58,545	1,747
Dividend Reinvestment Plan	4,272	157	2,495	82
Consumer Share Purchase Plan	28	1	33	1
Employee Share Purchase Plan	356	13	384	12
Stock Option Plans	885	28	1,375	42

Balance, end of year	281,562	$5,867	275,997	$5,667

Convertible Debentures

        To finance a portion of the acquisition of UNS Energy, in January 2014, Fortis completed the sale of $1.8 billion aggregate principal amount of 4% convertible unsecured subordinated debentures, represented by Installment Receipts ("Convertible Debentures"). The Convertible Debentures were sold on an installment basis at a price of $1,000 per Convertible Debenture, of which $333 was paid on closing in January 2014 and the remaining $667 was paid on October 27, 2014 (the "Final Installment Date"). Prior to the Final Installment Date, the Convertible Debentures were represented by Installment Receipts, which were traded on the TSX under the symbol "FTS.IR". Since the Final Installment Date occurred prior to the first anniversary of the closing of the offering, holders of Convertible Debentures received, in addition to the payment of accrued and unpaid interest, a make-whole payment, representing interest that would have accrued from the day following the Final Installment Date to and including January 9, 2015. Approximately $72 million ($51 million after tax) in interest expense associated with the Convertible Debentures, including the make-whole payment, was recognized in 2014 (Note 25).

        At the option of the holders, each Convertible Debenture was convertible into common shares of Fortis at any time after the Final Installment Date but prior to maturity or redemption by the Corporation at a conversion price of $30.72 per common share, being a conversion rate of 32.5521 common shares per $1,000 principal amount of Convertible Debentures. On October 28, 2014, approximately 58.2 million common shares of Fortis were issued, representing conversion into common

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

18. COMMON SHARES (Continued)

shares of more than 99% of the Convertible Debentures. As at December 31, 2015, a total of approximately 58.6 million common shares of Fortis were issued on the conversion of Convertible Debentures, for proceeds of $1.748 billion, net of after-tax expenses. The net proceeds were used to finance a portion of the acquisition of UNS Energy (Note 29).

19. EARNINGS PER COMMON SHARE

        The Corporation calculates earnings per common share ("EPS") on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding was 278.6 million for 2015 and 225.6 million for 2014.

        Diluted EPS was calculated using the treasury stock method for options and the "if-converted" method for convertible securities. The Corporation's Directors' DSUs are considered participating securities as they participate in dividend equivalents and these securities are fully vested at the time of grant (Note 23). There is, however, no impact on the Corporation's EPS calculated below as a result of these participating securities.

        EPS were as follows:

	2015
	Net Earnings to Common Shareholders (in millions)
				Weighted Average Number of Shares (millions)	EPS
	Continuing Operations	Discontinued Operations	Total		Continuing Operations	Discontinued Operations	Total
Basic EPS	$728	$—	$728	278.6	$2.61	$—	$2.61

Effect of potential dilutive securities:
Stock Options	—	—	—	0.7
Preference Shares	10	—	10	5.4

Diluted EPS	$738	$—	$738	284.7	$2.59	$—	$2.59

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

19. EARNINGS PER COMMON SHARE (Continued)

	2014
	Net Earnings to Common Shareholders (in millions)
				Weighted Average Number of Shares (millions)	EPS
	Continuing Operations	Discontinued Operations	Total		Continuing Operations	Discontinued Operations	Total
Basic EPS	$312	$5	$317	225.6	$1.39	$0.02	$1.41

Effect of potential dilutive securities:
Stock Options	—	—	—	0.5
Preference Shares	10	—	10	6.9

	322	5	327	233.0
Deduct anti-dilutive impacts:
Preference Shares	(10)	—	(10)	(6.9)

Diluted EPS	$312	$5	$317	226.1	$1.38	$0.02	$1.40

20. PREFERENCE SHARES

Authorized

(a)
an unlimited number of First Preference Shares, without nominal or par value

(b)
an unlimited number of Second Preference Shares, without nominal or par value

		2015		2014
Issued and Outstanding First Preference Shares	Annual Dividend Per Share	Number of Shares	Amount (in millions)	Number of Shares	Amount (in millions)
Series E(1)	$1.2250	7,993,500	$197	7,993,500	$197
Series F(1)	$1.2250	5,000,000	122	5,000,000	122
Series G(2)	$0.9708	9,200,000	225	9,200,000	225
Series H(2)(3)	$0.6250	7,024,846	172	10,000,000	245
Series I(4)		2,975,154	73	—	—
Series J(1)	$1.1875	8,000,000	196	8,000,000	196
Series K(2)	$1.0000	10,000,000	244	10,000,000	244
Series M(2)	$1.0250	24,000,000	591	24,000,000	591

		74,193,500	$1,820	74,193,500	$1,820

(1)
Cumulative Redeemable First Preference Shares
(2)
Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares
(3)
The annual fixed dividend per share for the First Preference Shares, Series H was reset from $1.0625 to $0.6250 for the five-year period from and including June 1, 2015 to but excluding June 1, 2020.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

20. PREFERENCE SHARES (Continued)

(4)
Cumulative Redeemable Five-Year Floating Rate Preference Shares. The floating quarterly dividend rate will be reset every quarter based on the then current three-month Government of Canada Treasury Bill rate plus 1.45%.

        In September 2014 the Corporation issued 24 million Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M ("First Preference Shares, Series M") at a price of $25.00 per share for net after-tax proceeds of $591 million.

        Holders of the First Preference Shares, Series E, Series F and Series J are each entitled to receive a fixed cumulative quarterly cash dividend as and when declared by the Board of Directors of the Corporation, payable in equal quarterly installments on the first day of each quarter.

        On or after September 1, 2016, each First Preference Share, Series E will be convertible at the option of the holder on the first day of September, December, March and June of each year into fully paid and freely tradeable common shares of the Corporation, determined by dividing $25.00, together with all accrued and unpaid dividends, by the greater of $1.00 or 95% of the then-current market price of the common shares at such time. If a holder of First Preference Shares, Series E elects to convert any such shares into common shares, the Corporation can redeem such First Preference Shares, Series E for cash or arrange for the sale of those shares to other purchasers.

        The Corporation has the option to convert all, or from time to time any part, of the outstanding First Preference Shares, Series E into fully paid and freely tradeable common shares of the Corporation. The number of common shares into which each First Preference Share, Series E may be converted will be determined by dividing the then-applicable redemption price per First Preference Share, Series E, together with all accrued and unpaid dividends, by the greater of $1.00 or 95% of the then-current market price of the common shares at such time.

        The Corporation may, at its option, redeem all, or from time to time any part of, the outstanding First Preference Shares, Series E by the payment in cash of a sum per redeemed share equal to $25.25 if redeemed during the 12 months commencing June 1, 2015; and $25.00 if redeemed on or after June 1, 2016 plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

        The Corporation has the option to redeem for cash the First Preference Shares, Series F, in whole at any time or in part from time to time at $25.00 per share if redeemed on or after December 1, 2015 plus all accrued and unpaid dividends up to but excluding the date fixed for redemption.

        On or after December 1, 2017, the Corporation has the option to redeem for cash the First Preference Shares, Series J, in whole at any time or in part from time to time, at a specified fixed price per share ranging from $26.00 per share if redeemed before December 1, 2018 to $25.00 per share if redeemed on or after December 1, 2021, plus in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

        The First Preference Shares, Series G, Series H, Series K and Series M are entitled to receive fixed cumulative cash dividends as and when declared by the Board of Directors of the Corporation in the amounts of $0.9708, $0.6250, $1.0000 and $1.0250 per share per annum, respectively, for each year up to but excluding September 1, 2018, June 1, 2020, March 1, 2019, and December 1, 2019, respectively. The dividends are payable in equal quarterly installments on the first day of each quarter.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

20. PREFERENCE SHARES (Continued)

As at September 1, 2018, June 1, 2020, March 1, 2019, and December 1, 2019, and each five-year period thereafter, the holders of First Preference Shares, Series G, Series H, Series K and Series M, respectively, are entitled to receive reset fixed cumulative cash dividends. The reset annual dividends per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate of the First Preference Shares, Series G, Series H, Series K and Series M, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date plus 2.13%, 1.45%, 2.05% and 2.48%, respectively.

        On each First Preference Shares, Series H, Series K and Series M Conversion Date, the holders of First Preference Shares, Series H, Series K and Series M have the option to convert any or all of their First Preference Shares, Series H, Series K and Series M into an equal number of cumulative redeemable floating rate First Preference Shares, Series I, Series L and Series N, respectively. On June 1, 2015, 2,975,154 of the 10,000,000 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I. As a result of the conversion, Fortis has issued and outstanding 7,024,846 First Preference Shares, Series H and 2,975,154 First Preference Shares, Series I.

        On or after September 1, 2018, June 1, 2020, March 1, 2019 and December 1, 2019, and each five year period thereafter, the Corporation has the option to redeem for cash the outstanding First Preference Shares, Series G, Series H, Series K and Series M, respectively, in whole at any time or in part from time to time, at $25.00 per share plus all accrued and unpaid dividends up to but excluding the dates fixed for redemption.

        The holders of First Preference Shares, Series I are entitled to receive floating rate cumulative cash dividends, as and when declared by the Board of Directors of the Corporation, for the five-year period beginning after June 1, 2015. The floating quarterly dividend rate will be reset every quarter based on the then current three-month Government of Canada Treasury Bill rate plus 1.45%. The holders of First Preference Shares, Series L and Series N will be entitled to receive floating rate cumulative cash dividends in the amount per share determined by multiplying the applicable floating quarterly dividend rate by $25.00. The floating quarterly dividend rate of the First Preference Shares, Series L and Series N will be equal to the sum of the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills plus 2.05% and 2.48%, respectively.

        On each First Preference Shares, Series I, Series L and Series N Conversion Date, being June 1, 2020, March 1, 2024 and December 1, 2024, respectively, and every five years thereafter, the Corporation has the option to redeem for cash all or any part of the outstanding First Preference Shares, Series I, Series L and Series N at a price of $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. On any date after June 1, 2015, March 1, 2019, and December 1, 2019, for the Preference Shares, Series I, Series L and Series N, respectively, that is not a Conversion Date, the Corporation may redeem for cash all or any part of the outstanding First Preference Shares, Series I and Series N at a price of $25.50 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption.

        On the liquidation, dissolution or winding-up of Fortis, holders of Common Shares are entitled to participate ratably in any distribution of assets of Fortis, subject to the rights of holders of First Preference Shares and Second Preference Shares and any other class of shares of the Corporation entitled to receive the assets of the Corporation on such a distribution in priority to or ratably with the holders of the Common Shares.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

21. ACCUMULATED OTHER COMPREHENSIVE INCOME

        Other comprehensive income or loss results from items deferred from recognition in the consolidated statement of earnings. The change in accumulated other comprehensive income by category is provided as follows.

	2015
(in millions)	Opening balance January 1	Net change	Ending balance December 31
Net unrealized foreign currency translation gains (losses):
Unrealized foreign currency translation gains on net investments in foreign operations	$273	$1,008	$1,281
Losses on hedges of net investments in foreign operations	(131)	(345)	(476)
Income tax recovery	2	(1)	1

	144	662	806

Available-for-sale investment: (Notes 9, 28 and 31)
Unrealized losses on available-for-sale investment	—	(2)	(2)

Cash flow hedges: (Note 31)
Net change in fair value of cash flow hedges	1	2	3
Income tax expense	—	(1)	(1)

	1	1	2

Unrealized employee future benefits (losses) gains: (Note 27)
Unamortized past service costs	(2)	1	(1)
Unamortized net actuarial losses	(20)	—	(20)
Income tax recovery	6	—	6

	(16)	1	(15)

Accumulated other comprehensive income	$129	$662	$791

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

21. ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

	2014
(in millions)	Opening balance January 1	Net change	Ending balance December 31
Net unrealized foreign currency translation (losses) gains:
Unrealized foreign currency translation (losses) gains on net investments in foreign operations	$(60)	$333	$273
Losses on hedges of net investments in foreign operations	—	(131)	(131)
Income tax recovery	—	2	2

	(60)	204	144

Cash flow hedges: (Note 31)
Net change in fair value of cash flow hedges	—	1	1

Discontinued cash flow hedges:
Net losses on derivative instruments discontinued as cash flow hedges	(1)	1	—

Unrealized employee future benefits (losses) gains: (Note 27)
Unamortized past service costs	(3)	1	(2)
Unamortized net actuarial losses	(9)	(11)	(20)
Income tax recovery	1	5	6

	(11)	(5)	(16)

Accumulated other comprehensive (loss) income	$(72)	$201	$129

22. NON-CONTROLLING INTERESTS

(in millions)	2015	2014
Waneta Partnership	$335	$316
Caribbean Utilities	122	88
Mount Hayes Limited Partnership	10	11
Preference shares of Newfoundland Power	6	6

	$473	$421

23. STOCK-BASED COMPENSATION PLANS

Stock Options

        The Corporation is authorized to grant officers and certain key employees of Fortis and its subsidiaries options to purchase common shares of the Corporation. As at December 31, 2015, the Corporation had the following stock option plans: the 2012 Plan, the 2006 Plan and the 2002 Plan. The 2012 Plan was approved at the May 4, 2012 Annual General Meeting and will ultimately replace the 2002 and 2006 Plans. The 2002 and 2006 Plans will cease to exist when all outstanding options are exercised or expire in or before 2016 and 2018, respectively. The Corporation has ceased the granting of options under the 2002 and 2006 Plans and all new options granted after 2011 are being made under the 2012 Plan. Directors are not eligible to receive grants of options under the 2012 Plan.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

23. STOCK-BASED COMPENSATION PLANS (Continued)

        Options granted under the 2006 Plan are exercisable for a period not to exceed seven years from the date of grant, expire no later than three years after the termination, death or retirement of the optionee and vest evenly over a four-year period on each anniversary of the date of grant.

        Options granted under the 2012 Plan are exercisable for a period not to exceed ten years from the date of grant, expire no later than three years after the termination, death or retirement of the optionee and vest evenly over a four-year period on each anniversary of the date of grant.

        The following options were granted in 2015 and 2014. The fair values of the options were estimated at the date of grant using the Black-Scholes fair value option-pricing model and the following assumptions:

	2015	2014
	March	August	June	February
Options granted (#)	667,244	12,216	23,584	925,172
Exercise price ($)(1)	39.25	33.44	32.23	30.73
Grant date fair value ($)	2.46	2.47	2.69	3.53
Assumptions:
Dividend yield (%)(2)	3.6	3.8	3.8	3.8
Expected volatility (%)(3)	14.6	15.7	15.9	20.3
Risk-free interest rate (%)(4)	0.90	1.45	1.52	1.69
Weighted average expected life (years)(5)	5.5	5.5	5.5	5.5

(1)
Five-day VWAP immediately preceding the date of grant
(2)
Based on average annual dividend yield up to the date of grant and the weighted average expected life of the options
(3)
Based on historical experience over a period equal to the weighted average expected life of the options
(4)
Government of Canada benchmark bond yield in effect at the date of grant that covers the weighted average expected life of the options
(5)
Based on historical experience

        The Corporation records compensation expense upon the issuance of stock options granted under its 2002, 2006 and 2012 Plans. Using the fair value method, each grant is treated as a single award, the fair value of which is amortized to compensation expense evenly over the four-year vesting period of the options.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

23. STOCK-BASED COMPENSATION PLANS (Continued)

        The following table summarizes information related to stock options for 2015.

	Total Options		Non-vested Options(1)
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Grant Date Fair Value
Options outstanding, January 1, 2015	4,705,935	$30.27	2,148,380	$3.84
Granted	667,244	$39.25	667,244	$2.46
Exercised	(885,242)	$27.55	n/a	n/a
Vested	n/a	n/a	(828,547)	$4.01
Cancelled/Forfeited	(71,483)	$33.16	(50,545)	$3.49

Options outstanding, December 31, 2015	4,416,454	$32.12	1,936,532	$3.30

Options vested, December 31, 2015(2)	2,479,922	$30.22

(1)
As at December 31, 2015, there was $6 million of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted average period of approximately three years.
(2)
As at December 31, 2015, the weighted average remaining term of vested options was four years with an aggregate intrinsic value of $18 million.

        The following table summarizes additional 2015 and 2014 stock option information.

(in millions)	2015	2014
Stock option expense recognized	$3	$3
Stock options exercised:
Cash received for exercise price	24	36
Intrinsic value realized by employees	10	12
Fair value of options that vested	3	3

Directors' DSU Plan

        Under the Corporation's Directors' DSU Plan, directors who are not officers of the Corporation are eligible for grants of DSUs representing the equity portion of directors' annual compensation. In addition, directors can elect to receive credit for their quarterly cash retainer in a notional account of DSUs in lieu of cash. The Corporation may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

23. STOCK-BASED COMPENSATION PLANS (Continued)

        Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is entitled to accrue notional common share dividends equivalent to those declared by the Corporation's Board of Directors. The DSUs are fully vested at the date of grant.

Number of DSUs	2015	2014
DSUs outstanding, beginning of year	176,124	203,172
Granted	28,737	29,279
Granted—notional dividends reinvested	7,037	8,526
DSUs paid out	(44,136)	(64,853)

DSUs outstanding, end of year	167,762	176,124

        For the year ended December 31, 2015, expense of $1 million (2014—$3 million) was recognized in earnings with respect to the DSU Plan.

        In 2015, 44,136 DSUs were paid out to retired and deceased directors at a weighted average price of $37.58 per DSU for a total of approximately $2 million.

        As at December 31, 2015, the liability related to outstanding DSUs has been recorded at the VWAP of the Corporation's common shares for the last five trading days of 2015 of $37.72, for a total of $6 million (December 31, 2014—$7 million), and is included in long-term other liabilities (Note 17).

PSU Plans

        The Corporation's PSU Plans represent a component of long-term compensation awarded to senior management of the Corporation and its subsidiaries. As at December 31, 2015, the Corporation had the following PSU plans: the 2013 PSU Plan, the 2015 PSU Plan, and certain subsidiaries of the Corporation have also adopted similar share unit plans that are modelled after the Corporation's plans. Each PSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is entitled to accrue notional common share dividends equivalent to those declared by the Corporation's Board of Directors. The PSUs only accrue notional common share dividends if the awards fully vest.

        The PSUs are subject to a three-year vesting and performance period, at which time a cash payment may be made, as determined by the Human Resources Committee of the Board of Directors. Awards are calculated by multiplying the number of units outstanding at the end of the performance period by the VWAP of the Corporation's common shares for five trading days prior to the maturity of the grant and by a payout percentage that may range from 0% to 150%.

        The payout percentage for the PSU Plans is based on the Corporation's performance over the three-year period, mainly determined by: (i) the Corporation's total shareholder return as compared to a pre-defined peer group of companies; and (ii) the Corporation's cumulative compound annual growth rate in earnings per common share or, for certain subsidiaries, the Company's cumulative net income, as compared to the target established at the time of the grant. As at December 31, 2015, the estimated payout percentages for the grants under the 2013 and 2015 PSU Plans range from 96% to 118%.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

23. STOCK-BASED COMPENSATION PLANS (Continued)

        The following table summarizes information related to the PSUs for 2015 and 2014.

Number of PSUs	2015	2014
PSUs outstanding, beginning of year	481,700	257,419
Granted	276,381	261,737
Granted—notional dividends reinvested	25,687	17,691
PSUs paid out	(83,637)	(33,559)
PSUs cancelled/forfeited	(5,745)	(21,588)

PSUs outstanding, end of year	694,386	481,700

PSUs vested, beginning of year	68,759	50,338

PSUs vested, end of year	145,736	68,759

        In January 2015, 68,759 PSUs were paid out to the former Chief Executive Officer ("CEO") of the Corporation at $38.90 per PSU, for a total of approximately $3 million. The payout was made in respect of the PSU grant made in March 2012 and the former CEO satisfying the payment requirements, as determined by the Human Resources Committee of the Board of Directors. As a result of the sale of commercial real estate and hotel assets, in October 2015, 14,878 PSUs were paid out to certain employees at a 100% payout percentage under the 2013 PSU Plan and the 2015 PSU Plan at $38.48 per PSU, for a total of approximately $1 million.

        For the year ended December 31, 2015, expense of approximately $12 million (2014—$7 million) was recognized in earnings with respect to the PSU Plans and there was $9 million of unrecognized compensation expense related to PSUs not yet vested, which is expected to be recognized over a weighted average period of approximately two years.

        As at December 31, 2015, the aggregate intrinsic value of the outstanding PSUs was $28 million, with a weighted average contractual life of approximately one year. The liability related to outstanding PSUs has been recorded at the VWAP of the Corporation's common shares for the last five trading days of 2015 of $37.72, for a total of $19 million (December 31, 2014—$10 million), and is included in accounts payable and other current liabilities and long-term other liabilities (Notes 14 and 17).

RSU Plans

        In February 2015 the Corporation's Board of Directors approved the 2015 RSU Plan, effective January 1, 2015. The Corporation's 2015 RSU Plan represents a component of long-term compensation awarded to senior management of the Corporation and its subsidiaries. Each RSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three-year vesting period, at which time a cash payment may be made. Each RSU is

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

23. STOCK-BASED COMPENSATION PLANS (Continued)

entitled to accrue notional common share dividends equivalent to those declared by the Corporation's Board of Directors. The RSUs only accrue notional common share dividends if the awards fully vest.

Number of RSUs	2015
Granted	59,462
Granted—notional dividends reinvested	2,150
RSUs cancelled/forfeited	(2,872)

RSUs outstanding, end of year	58,740

RSUs vested, beginning of year	—

RSUs vested, end of year	—

        For the year ended December 31, 2015, expense of approximately $1 million was recognized in earnings with respect to the RSU Plan and there was approximately $1 million of unrecognized compensation expense related to RSUs not yet vested, which is expected to be recognized over a weighted average period of approximately two years.

        As at December 31, 2015, the liability related to outstanding RSUs was recorded at the VWAP of the Corporation's common shares for the last five trading days of 2015 of $37.72, for a total of $1 million, and is included in long-term other liabilities (Note 17).

24. OTHER INCOME (EXPENSES), NET

(in millions)	2015	2014
Net gain on sale of commercial real estate and hotel assets (Note 28)(1)	$109	$—
Gain on sale of non-regulated generation assets (Note 28)(2)	56	—
Equity component of AFUDC	23	11
Net foreign exchange gain	13	8
Interest income	8	13
Loss on settlement of expropriation matters (Note 9)	(9)	—
Other	(3)	1

	$197	$33

(1)
Net of $23 million of expenses associated with the sale
(2)
Net of $6 million of expenses and foreign exchange impacts associated with the sale

        The net foreign exchange gain relates to the translation into Canadian dollars of the Corporation's previous US dollar-denominated long-term other asset, representing the book value of the Corporation's expropriated investment in Belize Electricity, up to the date of settlement of expropriation matters in August 2015 (Note 9). As a result of the settlement, the Corporation recognized an approximate $9 million loss in 2015. Unrealized foreign exchange gains and losses associated with the Corporation's 33% equity investment in Belize Electricity are recognized on the balance sheet in accumulated other comprehensive income.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

25. FINANCE CHARGES

(in millions)	2015	2014
Interest—Long-term debt and capital lease and finance obligations	$572	$482
—Short-term borrowings	8	20
—Convertible Debentures (Note 18)	—	72
Debt component of AFUDC	(27)	(27)

	$553	$547

26. INCOME TAXES

Deferred Income Taxes

        Deferred income taxes are provided for temporary differences. The significant components of deferred income tax assets and liabilities consist of the following.

(in millions)	2015	2014
Gross deferred income tax assets
Tax loss and credit carryforwards	$387	$376
Regulatory liabilities	210	186
Employee future benefits	116	108
Share issue and debt financing costs	13	20
Unrealized foreign exchange losses on long-term debt	65	17
Other	45	70

	836	777
Deferred income tax assets valuation allowance	(73)	(24)

Net deferred income tax assets	$763	$753

Gross deferred income tax liabilities
Utility capital assets	$(2,575)	$(2,096)
Regulatory assets	(201)	(204)
Non-utility capital assets	—	(40)
Intangible assets	(37)	(39)

	(2,813)	(2,379)

Net deferred income tax liability	$(2,050)	$(1,626)

        The deferred income tax asset associated with unrealized foreign exchange losses on long-term debt reflects $65 million of capital losses as at December 31, 2015 (December 31, 2014—$17 million). The deferred income tax asset can only be used if the Corporation has capital gains to offset the losses. Management believes that it is more likely than not that Fortis will not be able to generate future capital gains and, as a result, the Corporation recorded a $65 million valuation allowance against the deferred income tax asset as at December 31, 2015 (December 31, 2014—$17 million). Management believes that based on its historical pattern of taxable income, Fortis will produce sufficient income in the future to realize all other deferred income tax assets.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

26. INCOME TAXES (Continued)

Unrecognized Tax Benefits

        The following table summarizes the change in unrecognized tax benefits during 2015 and 2014.

(in millions)	2015	2014
Total unrecognized tax benefits, beginning of year	$11	$3
Additions related to the current year	1	7
Adjustments related to prior years	1	1

Total unrecognized tax benefits, end of year	$13	$11

        Unrecognized tax benefits, if recognized, would reduce income tax expense by $1 million in 2015. Fortis has not recognized interest expense in 2015 and 2014 related to unrecognized tax benefits.

        The components of the income tax expense were as follows.

(in millions)	2015	2014
Canadian
Current income taxes	$59	$43

Deferred income taxes	113	64
Less: regulatory adjustments	(100)	(67)

	13	(3)

Total Canadian	$72	$40

Foreign
Deferred income taxes	151	26

Total Foreign	$151	$26

Income tax expense	$223	$66

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

26. INCOME TAXES (Continued)

        Income taxes differ from the amount that would be expected to be generated by applying the enacted combined Canadian federal and provincial statutory income tax rate to earnings before income taxes. The following is a reconciliation of consolidated statutory taxes to consolidated effective taxes.

(in millions, except as noted)	2015	2014
Combined Canadian federal and provincial statutory income tax rate	27.5%	29.0%

Statutory income tax rate applied to earnings before income taxes	$292	$131
Difference between Canadian statutory income tax rate and rates applicable to foreign subsidiaries	(7)	(23)
Difference in Canadian provincial statutory income tax rates applicable to subsidiaries in different Canadian jurisdictions	(4)	(10)
Items capitalized for accounting purposes but expensed for income tax purposes	(39)	(26)
Difference between gain on sale of assets for accounting and amounts calculated for tax purposes	(18)	—
Change in tax rates and legislation	13	—
Other	(14)	(6)

Income tax expense	$223	$66

Effective tax rate	21.0%	14.6%

        In 2015 the Corporation's combined Canadian federal and provincial statutory income tax rate decreased from 29.0% to 27.5%. This change resulted from the inclusion of the Waneta Partnership's taxable income, which is taxable in the province of British Columbia at a lower provincial income tax rate, and increased income tax expense by approximately $3 million in 2015, through the re-measurement of deferred income tax assets. In addition, a change in New York State tax legislation in 2015 resulted in the need to include UNS Energy as part of the combined New York State tax return. As a result, existing deferred income tax balances were adjusted to reflect the effect of the change in the tax law, resulting in an increase in income tax expense of approximately $10 million in 2015.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

26. INCOME TAXES (Continued)

        As at December 31, 2015, the Corporation had the following tax carryforward amounts.

(in millions)	Expiring Year	Amount
Canadian
Capital loss	N/A	$15
Non-capital loss	2025 - 2035	129
Other tax credits	2026 - 2035	2

		146
Unrecognized in the consolidated financial statements		(15)

		$131

Foreign
Capital loss	2017	$12
Federal and state net operating loss	2031 - 2034	653
Other tax credits	2016 - 2035	69
Alternative minimum tax credits	N/A	64

		798
Unrecognized in the consolidated financial statements		(17)

		781

Total tax carryforwards		$912

        As at December 31, 2015, the Corporation had approximately $912 million in tax carryforward amounts recognized in the consolidated financial statements (December 31, 2014—$1,093 million).

        The Corporation and one or more of its subsidiaries are subject to taxation in Canada, the United States and other foreign jurisdictions. The material jurisdictions in which the Corporation is subject to potential examinations include the United States (Federal, Arizona and New York) and Canada (Federal and British Columbia). The Corporation's 2010 to 2015 taxation years are still open for audit in the Canadian jurisdictions and 2011 to 2015 taxation years are still open for audit in the United States jurisdictions. The Corporation is not currently under examination for income tax matters in any of these jurisdictions.

27. EMPLOYEE FUTURE BENEFITS

        The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans, defined contribution pension plans, and OPEB plans. For the defined benefit pension and OPEB plan arrangements, the benefit obligation and the fair value of plan assets are measured for accounting purposes as at December 31 of each year.

        Actuarial valuations are required to determine funding contributions for pension plans, at least, every three years for Fortis' Canadian and Caribbean subsidiaries. The most recent valuations were as of December 31, 2012 for FortisBC Energy (plan covering non-unionized employees), FortisAlberta and Caribbean Utilities; December 31, 2013 for FortisBC Electric and FortisBC Energy (plans covering unionized employees); as of December 31, 2014 for Newfoundland Power, FortisOntario, and the Corporation.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

27. EMPLOYEE FUTURE BENEFITS (Continued)

        UNS Energy and Central Hudson perform annual actuarial valuations, as their funding contribution requirements are based on maintaining annual target fund percentages. Both UNS Energy and Central Hudson have met the minimum funding requirements.

        The Corporation's investment policy is to ensure that the defined benefit pension and OPEB plan assets, together with expected contributions, are invested in a prudent and cost-effective manner to optimally meet the liabilities of the plans for its members. The investment objective of the defined benefit pension and OPEB plans is to maximize return in order to manage the funded status of the plans and minimize the Corporation's cost over the long term, as measured by both cash contributions and defined benefit pension and OPEB expense for consolidated financial statement purposes.

        The Corporation's consolidated defined benefit pension and OPEB plan weighted average asset allocations were as follows.

Plan assets as at December 31 (%)	2015 Target Allocation	2015	2014
Equities	50	51	49
Fixed income	46	44	46
Real estate	4	4	4
Cash and other	—	1	1

	100	100	100

        The fair value measurements of defined benefit pension and OPEB plan assets by fair value hierarchy, as defined in Note 31, were as follows.

Fair value of plan assets as at December 31, 2015 (in millions)	Level 1	Level 2	Level 3	Total
Equities	$417	$922	$—	$1,339
Fixed income	—	1,166	—	1,166
Real estate	—	14	97	111
Private equities	—	—	10	10
Cash and other	3	18	—	21

	$420	$2,120	$107	$2,647

Fair value of plan assets as at December 31, 2014 (in millions)	Level 1	Level 2	Level 3	Total
Equities	$352	$806	$—	$1,158
Fixed income	23	1,069	—	1,092
Real estate	—	11	85	96
Private equities	—	—	8	8
Cash and other	6	10	—	16

	$381	$1,896	$93	$2,370

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

27. EMPLOYEE FUTURE BENEFITS (Continued)

        The following table is a reconciliation of changes in the fair value of pension plan assets that have been measured using Level 3 inputs for the years ended December 31, 2015 and 2014.

(in millions)	2015	2014
Balance, beginning of year	$93	$62
Assets assumed on acquisition	—	24
Actual return on plan assets held at end of year	9	6
Foreign currency translation impacts	5	—
Purchases, sales and settlements	—	1

Balance, end of year	$107	$93

        The following is a breakdown of the Corporation's and subsidiaries' defined benefit pension and OPEB plans and their respective funded status.

	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2015	2014	2015	2014
Change in benefit obligation(1)
Balance, beginning of year	$2,604	$1,724	$564	$417
Liabilities assumed on acquisition	—	403	—	83
Service costs	68	43	17	11
Employee contributions	17	17	1	1
Interest costs	109	90	23	21
Benefits paid	(118)	(101)	(21)	(15)
Actuarial (gains) losses	(102)	335	(50)	27
Past service credits/plan amendments	—	—	(10)	—
Foreign currency translation impacts	250	93	50	19

Balance, end of year(2)	$2,828	$2,604	$574	$564

Change in value of plan assets
Balance, beginning of year	$2,216	$1,541	$154	$121
Assets assumed on acquisition	—	373	—	13
Actual return on plan assets	30	236	—	11
Benefits paid	(118)	(101)	(21)	(15)
Employee contributions	17	17	1	1
Employer contributions	99	70	17	11
Foreign currency translation impacts	222	80	30	12

Balance, end of year	$2,466	$2,216	$181	$154

Funded status	$(362)	$(388)	$(393)	$(410)

(1)
Amounts reflect projected benefit obligation for defined benefit pension plans and accumulated benefit obligation for OPEB plans

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

27. EMPLOYEE FUTURE BENEFITS (Continued)

(2)
The accumulated benefit obligation for defined benefit pension plans, excluding assumptions about future salary levels, was $2,595 million as at December 31, 2015 (December 31, 2014—$2,378 million).

        The following table summarizes the employee future benefit assets and liabilities and their classifications on the consolidated balance sheet.

	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2015	2014	2015	2014
Assets
Defined benefit pension assets:
Long-term other assets	$11	$6	$—	$—
Liabilities
Defined benefit pension liabilities:
Current (Note 14)	5	4	—	—
Long-term other liabilities (Note 17)	368	390	—	—
OPEB plan liabilities:
Current (Note 14)	—	—	8	7
Long-term other liabilities (Note 17)	—	—	385	403

Net liabilities	$362	$388	$393	$410

        The net benefit cost for the Corporation's defined benefit pension plans and OPEB plans were as follows:

	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2015	2014	2015	2014
Components of net benefit cost
Service costs	$68	$43	$17	$11
Interest costs	109	90	23	21
Expected return on plan assets	(140)	(106)	(12)	(9)
Amortization of actuarial losses	57	32	5	3
Amortization of past service credits/plan amendments	—	(1)	(5)	(3)
Amortization of transitional obligation (asset)	2	2	(7)	(6)
Regulatory adjustments	1	11	6	4

Net benefit cost	$97	$71	$27	$21

        The following tables provide the components of accumulated other comprehensive loss and regulatory assets and liabilities, which would otherwise have been recognized as accumulated other

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

27. EMPLOYEE FUTURE BENEFITS (Continued)

comprehensive loss, for the years ended December 31, 2015 and 2014 that have not been recognized as components of net benefit cost.

	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2015	2014	2015	2014
Unamortized net actuarial losses	$16	$16	$4	$4
Unamortized past service costs	1	—	—	2
Income tax recovery	(5)	(5)	(1)	(1)

Accumulated other comprehensive
loss (Note 21)	$12	$11	$3	$5

Net actuarial losses	$513	$513	$41	$95
Past service credits	—	—	(33)	(43)
Amount deferred due to actions of regulators	23	18	39	39

	$536	$531	$47	$91

Regulatory assets (Note 8 (ii))	$536	$531	$91	$149
Regulatory liabilities (Note 8 (ii))	—	—	(44)	(58)

Net regulatory assets	$536	$531	$47	$91

        The following tables provide the components recognized in comprehensive income or as regulatory assets, which would otherwise have been recognized in comprehensive income.

	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2015	2014	2015	2014
Current year net actuarial losses (gains)	$—	$9	$(1)	$3
Past service credits/plan amendments	—	—	(1)	(1)
Amortization of actuarial gains (losses)	1	(1)	—	—
Income tax recovery	—	(4)	—	(1)

Total recognized in comprehensive income	$1	$4	$(2)	$1

Assets assumed on acquisition	$—	$79	$—	$6
Current year net actuarial losses (gains)	8	197	(28)	23
Past service credits/plan amendments	—	—	(10)	—
Amortization of actuarial losses	(56)	(31)	(5)	(5)
Amortization of past service costs	(1)	(1)	(2)	(3)
Foreign currency translation impacts	49	14	(6)	(4)
Regulatory adjustments	5	(37)	7	(1)

Total recognized in regulatory assets	$5	$221	$(44)	$16

        Net actuarial losses of $1 million are expected to be amortized from accumulated other comprehensive income into net benefit cost in 2016 related to defined benefit pension plans.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

27. EMPLOYEE FUTURE BENEFITS (Continued)

        Net actuarial losses of $47 million, past service credits of $1 million and regulatory adjustments of $2 million are expected to be amortized from regulatory assets into net benefit cost in 2016 related to defined benefit pension plans. Net actuarial losses of $3 million, past service credits of $1 million and regulatory adjustments of $5 million are expected to be amortized from regulatory assets into net benefit cost in 2016 related to OPEB plans.

	Defined Benefit Pension Plans		OPEB Plans
Significant weighted average assumptions %	2015	2014	2015	2014
Discount rate during the year	4.00	4.81	3.95	4.72
Discount rate as at December 31	4.21	4.00	4.12	3.95
Expected long-term rate of return on plan assets(1)	6.25	6.46	6.95	7.08
Rate of compensation increase	3.48	3.48	—	—
Health care cost trend increase as at December 31(2)	—	—	4.67	4.67

(1)
Developed by management with assistance from independent actuaries using best estimates of expected returns, volatilities and correlations for each class of asset. The best estimates are based on historical performance, future expectations and periodic portfolio rebalancing among the diversified asset classes.
(2)
The projected 2016 weighted average health care cost trend rate is 6.98% for OPEB plans and is assumed to decrease over the next 13 years by 2028 to the weighted average ultimate health care cost trend rate of 4.67% and remain at that level thereafter.

        For 2015 the effects of changing the health care cost trend rate by 1% were as follows.

(in millions)	1% increase in rate	1% decrease in rate
Increase (decrease) in accumulated benefit obligation	$51	$(43)
Increase (decrease) in service and interest costs	5	(3)

        The following table provides the amount of benefit payments expected to be made over the next 10 years.

Year	Defined Benefit Pension Payments (in millions)	OPEB Payments (in millions)
2016	$122	$24
2017	127	26
2018	131	27
2019	136	29
2020	141	30
2021 - 2025	796	173

        Refer to Note 33 for expected defined benefit pension and OPEB plan funding contributions.

        During 2015 the Corporation expensed $28 million (2014—$21 million) related to defined contribution pension plans.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

28. DISPOSITIONS AND DISCONTINUED OPERATIONS

Sale of Commercial Real Estate and Hotel Assets

        In June 2015 the Corporation completed the sale of the commercial real estate assets of Fortis Properties for gross proceeds of $430 million. As a result of the sale, the Corporation recognized a gain on sale of $129 million ($109 million after tax), net of expenses (Note 24). As part of the transaction, Fortis subscribed to $35 million in trust units of Slate Office REIT in conjunction with the REIT's public offering (Notes 9 and 31).

        In October 2015 the Corporation completed the sale of the hotel assets of Fortis Properties for gross proceeds of $365 million. As a result of the sale, the Corporation recognized a loss of approximately $20 million ($8 million after tax), which reflects an impairment loss and expenses associated with the sale transaction (Note 24).

        Net proceeds from the sales were used by the Corporation to repay credit facility borrowings, the majority of which were used to finance a portion of the acquisition of UNS Energy (Note 29), and for other general corporate purposes.

        Earnings before taxes related to Fortis Properties of approximately $18 million were recognized in 2015, excluding the net gain on sale, compared to $31 million in 2014.

Sale of Non-Regulated Generation Assets in New York and Ontario

        In June 2015 the Corporation sold its non-regulated generation assets in Upstate New York for gross proceeds of approximately $77 million (US$63 million). As a result of the sale, the Corporation recognized a gain on sale of $51 million (US$41 million) ($27 million (US$22 million) after tax), net of expenses and foreign exchange impacts (Note 24).

        In July 2015 the Corporation sold its non-regulated generation assets in Ontario for gross proceeds of approximately $16 million. As a result of the sale, the Corporation recognized a gain on sale of $5 million ($5 million after tax) (Note 24).

        Earnings before taxes of less than $1 million were recognized in 2015, excluding the gain on sale, compared to $3 million in 2014.

Sale of Griffith

        In March 2014 Griffith was sold for proceeds of approximately $105 million (US$95 million). The results of operations to the date of sale are presented as discontinued operations on the consolidated statements of earnings. As a result of the disposal, earnings from discontinued operations of $8 million ($5 million after tax) were recognized in the first quarter of 2014.

29. BUSINESS ACQUISITIONS

2015

PENDING ACQUISITION OF AITKEN CREEK GAS STORAGE FACILITY

        In December 2015 Fortis, through an indirect wholly owned subsidiary, entered into a definitive share purchase and sale agreement with Chevron Canada Properties Ltd. to acquire its shares of the

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

29. BUSINESS ACQUISITIONS (Continued)

Aitken Creek Gas Storage Facility ("Aitken Creek") for approximately US$266 million, subject to customary closing conditions and adjustments. Aitken Creek is the largest gas storage facility in British Columbia with a total working gas capacity of 77 billion cubic feet and is an integral part of Western Canada's natural gas transmission network. The acquisition is subject to regulatory approval and is expected to close in the first half of 2016. The net cash purchase price is expected to be initially financed with borrowings under the Corporation's credit facility. In December 2015 the Corporation paid a deposit of US$29 million as part of the purchase consideration for the transaction, which is included in long-term other assets on the consolidated balance sheet (Note 9).

2014

UNS ENERGY

        On August 15, 2014, Fortis acquired all of the outstanding common shares of UNS Energy for US$60.25 per common share in cash, for an aggregate purchase price of approximately US$4.5 billion, including the assumption of US$2.0 billion of debt on closing.

        Financing of the net cash purchase price of approximately $2.7 billion (US$2.5 billion) is complete. Fortis completed the sale of $1.8 billion 4% Convertible Debentures. Proceeds from the first installment of approximately $599 million were received in January 2014. A significant portion of these cash proceeds were used to finance a portion of the UNS Energy acquisition. Proceeds from the final installment of approximately $1.2 billion were received on October 28, 2014 and were used to repay borrowings under acquisition credit facilities initially used to finance a portion of the UNS Energy acquisition. Substantially all of the Convertible Debentures have been converted into approximately 58.6 million common shares of Fortis (Note 18). In September 2014 Fortis issued 24 million 4.1% Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M for gross proceeds of $600 million (Note 20). The net proceeds were also used to repay a portion of borrowings under the acquisition credit facilities. The remainder of the purchase price was financed through credit facility borrowings under a medium-term bridge facility and the Corporation's revolving credit facility (Note 32), which were subsequently repaid using net proceeds from the sale of commercial real estate and hotel assets (Note 28).

        UNS Energy's operations are regulated by the ACC and FERC (Note 2). The determination of revenue and earnings is based on a regulated rate of return that is applied to historic values, which do not change with a change of ownership. No fair value adjustments, other than goodwill, were recorded for the net assets acquired because all of the economic benefits and obligations associated with them beyond regulated rates of return accrue to the customers.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

29. BUSINESS ACQUISITIONS (Continued)

        The following table summarizes the final allocation of the purchase consideration to the assets and liabilities acquired as at August 15, 2014, based on their fair values, using an exchange rate of US$1.00=CAD$1.0925.

(in millions)	Total
Purchase consideration	$2,745
Fair value assigned to net assets:
Current assets	539
Long-term regulatory assets	185
Utility capital assets	3,972
Intangible assets	116
Other long-term assets	108
Current liabilities	(458)
Assumed long-term debt and capital lease and finance obligations (including current portion)	(2,186)
Long-term regulatory liabilities	(341)
Other long-term liabilities	(797)

1,138
Cash and cash equivalents	97

Fair value of net assets acquired	1,235

Goodwill (Note 13)	$1,510

        The acquisition has been accounted for using the acquisition method, whereby financial results of the business acquired have been consolidated in the financial statements of Fortis commencing on August 15, 2014.

        In 2014 acquisition-related expenses of approximately $25 million ($19 million after tax) were recognized in operating expenses on the consolidated statement of earnings. In addition, approximately $33 million (US$30 million), or $20 million (US$18 million) after tax, in customer benefits offered to obtain regulatory approval of the acquisition were expensed in 2014 and were also recognized in operating expenses on the consolidated statement of earnings (Note 8 (xvii)).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

30. SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	2015	2014
Cash paid for:
Interest	$561	$538
Income taxes	109	83

Change in non-cash operating working capital:
Accounts receivable and other current assets	$14	$53
Prepaid expenses	(1)	2
Inventories	15	(11)
Regulatory assets—current portion	57	(16)
Accounts payable and other current liabilities	(82)	(123)
Regulatory liabilities—current portion	38	(29)

	$41	$(124)

Non-cash investing and financing activities:
Common share dividends reinvested	$156	$81
Conversion of Convertible Debentures into common shares (Note 18)	1	1,747
Additions to utility capital assets, non-utility capital assets, and intangible assets included in current and long-term liabilities	187	200
Contributions in aid of construction included in current assets	4	7
Exercise of stock options into common shares	4	5

31. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

        Fair value is the price at which a market participant could sell an asset or transfer a liability to an unrelated party. A fair value measurement is required to reflect the assumptions that market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique, such as a pricing model, and the risks inherent in the inputs to the model. A fair value hierarchy exists that prioritizes the inputs used to measure fair value.

        The three levels of the fair value hierarchy are defined as follows:

Level 1:	Fair value determined using unadjusted quoted prices in active markets;
Level 2:	Fair value determined using pricing inputs that are observable; and
Level 3:	Fair value determined using unobservable inputs only when relevant observable inputs are not available.

        The fair values of the Corporation's financial instruments, including derivatives, reflect point-in-time estimates based on current and relevant market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

31. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

        The following table presents, by level within the fair value hierarchy, the Corporation's assets and liabilities accounted for at fair value on a recurring basis. These assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement and there were no transfers between the levels in the periods presented. For derivative instruments, the Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions.

		As at December 31
	Fair value hierarchy
(in millions)		2015	2014
Assets
Energy contracts subject to regulatory deferral(1)(2)(3)	Levels 2/3	$7	$3
Energy contracts not subject to regulatory deferral(1)(2)	Level 3	2	1
Available-for-sale investment (Note 9)(4)(5)	Level 1	33	—
Assets held for sale (Note 6)	Level 2	9	—
Other investments(4)	Level 1	12	5

Total gross assets		63	9
Less: Counterparty netting not offset on the balance sheet(6)		(6)	(3)

Total net assets		$57	$6

Liabilities
Energy contracts subject to regulatory deferral(1)(2)(7)	Levels 1/2/3	$78	$72
Energy contracts not subject to regulatory deferral(1)(2)	Level 3	—	1
Energy contracts—cash flow hedges(2)(8)	Level 3	—	1
Interest rate swaps—cash flow hedges(8)	Level 2	5	5

Total gross liabilities		83	79
Less: Counterparty netting not offset on the balance sheet(6)		(6)	(3)

Total net liabilities		$77	$76

(1)
The fair value of the Corporation's energy contracts is recorded in accounts receivable and other current assets, long-term other assets, accounts payable and other current liabilities and long-term other liabilities. Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in rates as permitted by the regulators, with the exception of long-term wholesale trading contracts.
(2)
Changes in one or more of the unobservable inputs could have a significant impact on the fair value measurement depending on the magnitude and direction of the change for each input. The impacts of changes in fair value are subject to regulatory recovery, with the exception of long-term wholesale trading contracts and those that qualify as cash flow hedges.
(3)
Includes $2 million—level 2 and $5 million—level 3 (2014—$3 million—level 3)
(4)
Included in long-term other assets on the consolidated balance sheet
(5)
The cost of the available-for-sale investment was $35 million and unrealized gains and losses arising from changes in fair value are recorded in other comprehensive income until they become realized and are reclassified to earnings (Notes 9 and 28).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

31. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

(6)
Certain energy contracts are subject to legally enforceable master netting arrangements to mitigate credit risk and netted by counterparty where the intent and legal right to offset exists.
(7)
Includes $1 million—level 1, $52 million—level 2 and $25 million—level 3 (2014—$2 million—level 1, $35 million—level 2 and $35 million—level 3)
(8)
The fair value of certain of the Corporation's energy contracts are recorded in accounts payable and other current liabilities and the fair value of the Corporation's interest rate swaps are recorded in accounts payable and other current liabilities and long-term other liabilities. Unrealized gains and losses arising from changes in fair value are recorded in other comprehensive income until they become realized and are reclassified to earnings.

Derivative Instruments

        The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. The fair value of derivative instruments are estimates of the amounts that the utilities would receive or have to pay to terminate the outstanding contracts as at the balance sheet dates.

Energy Contracts Subject to Regulatory Deferral

        UNS Energy holds electricity power purchase contracts and gas swap and option contracts to reduce its exposure to energy price risk associated with purchased power and gas requirements. UNS Energy primarily applies the market approach for fair value measurements using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships and transmission and line losses. The fair value of gas option contracts is estimated using a Black-Scholes option-pricing model, which includes inputs such as implied volatility, interest rates, and forward price curves. UNS Energy also considers the impact of counterparty credit risk using current and historical default and recovery rates, as well as its own credit risk using credit default swap data.

        Central Hudson holds electricity swap contracts and gas swap and option contracts to minimize commodity price volatility for electricity and natural gas purchases by fixing the effective purchase price for the defined commodities. The fair value of the electricity swap contracts and gas swap and option contracts was calculated using forward pricing provided by independent third parties.

        FortisBC Energy holds gas purchase contract premiums to fix the effective purchase price of natural gas, as the majority of the natural gas supply contracts have floating, rather than fixed, prices. The fair value of the natural gas derivatives was calculated using the present value of cash flows based on market prices and forward curves for the cost of natural gas.

        As at December 31, 2015, these energy contract derivatives were not designated as hedges; however, any unrealized gains or losses associated with changes in the fair value of the derivatives are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. These unrealized losses and gains would otherwise be recorded in earnings. As at December 31, 2015, unrealized losses of $74 million (December 31, 2014—$69 million) were

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

31. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

recognized in regulatory assets and unrealized gains of $3 million were recognized in regulatory liabilities (Note 8 (vii)).

Energy Contracts Not Subject to Regulatory Deferral

        In June 2015 UNS Energy entered into long-term wholesale trading contracts that qualify as derivative instruments. The unrealized gains and losses on these derivative instruments are recorded in earnings, as they do not qualify for regulatory deferral. Ten percent of any realized gains on these contracts are shared with the ratepayer through UNS Energy's rate stabilization accounts.

Cash Flow Hedges

        UNS Energy holds an interest rate swap, expiring in 2020, to mitigate its exposure to volatility in variable interest rates on lease debt, and held a power purchase swap, that expired in September 2015, to hedge the cash flow risk associated with a long-term power supply agreement. The after-tax unrealized gains and losses on cash flow hedges are recorded in other comprehensive income and reclassified to earnings as they become realized. The loss expected to be reclassified to earnings within the next 12 months is estimated to be approximately $1 million.

        Central Hudson holds interest rate cap contracts expiring in 2016 and 2017 on bonds with a total principal amount of US$64 million. Variations in the interest costs of the bonds, including any gains or losses associated with the interest rate cap contracts, are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulator and do not impact earnings.

        Cash flows associated with the settlement of all derivative instruments are included in operating activities on the Corporation's consolidated statement of cash flows.

Volume of Derivative Activity

        As at December 31, 2015, the following notional volumes related to electricity and natural gas derivatives that are expected to be settled are outlined below.

Volume	Maturity (year)	Contracts (#)	2016	2017	2018	2019	2020	There- after
Energy contracts subject to regulatory deferral:
Electricity swap contracts (gigawatt hours ("GWh"))	2019	8	1,043	730	438	219	—	—
Electricity power purchase contracts (GWh)	2017	28	1,027	145	—	—	—	—
Gas swap and option contracts (petajoules ("PJ"))	2018	154	40	10	4	—	—	—
Gas purchase contract premiums (PJ)	2024	89	91	42	38	22	22	64
Energy contracts not subject to regulatory deferral:
Long-term wholesale trading contracts (GWh)	2016	6	1,310	—	—	—	—	—

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

31. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Financial Instruments Not Carried At Fair Value

        The following table discloses the estimated fair value measurements of the Corporation's financial instruments not carried at fair value. The fair values were measured using Level 2 pricing inputs, except as noted. The carrying values of the Corporation's consolidated financial instruments approximate their fair values, reflecting the short-term maturity, normal trade credit terms and/or nature of these instruments, except as follows:

	As at
	December 31, 2015		December 31, 2014
Asset (Liability) (in millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long-term other asset—Belize Electricity(1)	$—	$—	$116	$	n/a
Long-term debt, including current portion (Note 15)(2)	(11,240)	(12,614)	(10,501)		(12,237)
Waneta Partnership promissory note (Note 17)	(56)	(59)	(53)		(56)

(1)
In August 2015 the Corporation settled expropriation matters with the GOB regarding the GOB's expropriation of Belize Electricity (Note 9).
(2)
The Corporation's $200 million unsecured debentures due 2039 and consolidated borrowings under credit facilities classified as long-term debt of $551 million (December 31, 2014—$1,096 million) are valued using Level 1 inputs. All other long-term debt is valued using Level 2 inputs.

        The fair value of long-term debt is calculated using quoted market prices when available. When quoted market prices are not available, as is the case with the Waneta Partnership promissory note and certain long-term debt, the fair value is determined by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt or promissory note prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

32. FINANCIAL RISK MANAGEMENT

        The Corporation is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments in the normal course of business.

Credit risk	Risk that a counterparty to a financial instrument might fail to meet its obligations under the terms of the financial instrument.
Liquidity risk	Risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
Market risk
Risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. The Corporation is exposed to foreign exchange risk, interest rate risk and commodity price risk.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

32. FINANCIAL RISK MANAGEMENT (Continued)

Credit Risk

        For cash equivalents, trade and other accounts receivable, and long-term other receivables, the Corporation's credit risk is generally limited to the carrying value on the consolidated balance sheet. The Corporation generally has a large and diversified customer base, which minimizes the concentration of credit risk. The Corporation and its subsidiaries have various policies to minimize credit risk, which include requiring customer deposits, prepayments and/or credit checks for certain customers and performing disconnections and/or using third-party collection agencies for overdue accounts.

        FortisAlberta has a concentration of credit risk as a result of its distribution service billings being to a relatively small group of retailers. As at December 31, 2015, FortisAlberta's gross credit risk exposure was approximately $116 million, representing the projected value of retailer billings over a 37-day period. The Company has reduced its exposure to $3 million by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

        UNS Energy, Central Hudson and FortisBC Energy may be exposed to credit risk in the event of non-performance by counterparties to derivative instruments. The Companies use netting arrangements to reduce credit risk and net settle payments with counterparties where net settlement provisions exist. They also limit credit risk by only dealing with counterparties that have investment-grade credit ratings. At UNS Energy, contractual arrangements also contain certain provisions requiring counterparties to derivative instruments to post collateral under certain circumstances.

Liquidity Risk

        The Corporation's consolidated financial position could be adversely affected if it, or one of its subsidiaries, fails to arrange sufficient and cost-effective financing to fund, among other things, capital expenditures, acquisitions and the repayment of maturing debt. The ability to arrange sufficient and cost-effective financing is subject to numerous factors, including the consolidated results of operations and financial position of the Corporation and its subsidiaries, conditions in capital and bank credit markets, ratings assigned by rating agencies and general economic conditions.

        To help mitigate liquidity risk, the Corporation and its regulated utilities have secured committed credit facilities to support short-term financing of capital expenditures and seasonal working capital requirements.

        The Corporation's committed corporate credit facility is used for interim financing of acquisitions and for general corporate purposes. Depending on the timing of cash payments from subsidiaries, borrowings under the Corporation's committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends. As at December 31, 2015, over the next five years, average annual consolidated fixed-term debt maturities and repayments are expected to be approximately $260 million. The combination of available credit facilities and relatively low annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

32. FINANCIAL RISK MANAGEMENT (Continued)

        As at December 31, 2015, the Corporation and its subsidiaries had consolidated credit facilities of approximately $3.6 billion, of which approximately $2.4 billion was unused, including $570 million unused under the Corporation's committed revolving corporate credit facility. The credit facilities are syndicated mostly with the seven largest Canadian banks, as well as large banks in the United States, with no one bank holding more than 20% of these facilities. Approximately $3.3 billion of the total credit facilities are committed facilities with maturities ranging from 2016 through 2020.

        The following summary outlines the credit facilities of the Corporation and its subsidiaries.

(in millions)	Regulated Utilities	Corporate and Other	Total as at December 31, 2015	Total as at December 31, 2014
Total credit facilities(1)	$2,211	$1,354	$3,565	$3,854
Credit facilities utilized:
Short-term borrowings(2)	(511)	—	(511)	(330)
Long-term debt (Note 15)(3)	(71)	(480)	(551)	(1,096)
Letters of credit outstanding	(68)	(36)	(104)	(192)

Credit facilities unused	$1,561	$838	$2,399	$2,236

(1)
Total credit facilities exclude a $300 million option to increase the Corporation's committed corporate credit facility, as discussed below.
(2)
The weighted average interest rate on short-term borrowings was approximately 1.0% as at December 31, 2015 (December 31, 2014—1.3%).
(3)
As at December 31, 2015, credit facility borrowings classified as long-term debt included $71 million in current installments of long-term debt on the consolidated balance sheet (December 31, 2014—$257 million). The weighted average interest rate on credit facility borrowings classified as long-term debt was approximately 1.5% as at December 31, 2015 (December 31, 2014—1.8%).

        As at December 31, 2015 and 2014, certain borrowings under the Corporation's and subsidiaries' long-term committed credit facilities were classified as long-term debt. It is management's intention to refinance these borrowings with long-term permanent financing during future periods.

Regulated Utilities

        The UNS Utilities have a total of US$350 million ($484 million) in unsecured committed revolving credit facilities maturing in October 2020, with the option of two one-year extensions.

        Central Hudson has a US$200 million ($277 million) unsecured committed revolving credit facility, maturing in October 2020, that is utilized to finance capital expenditures and for general corporate purposes. Central Hudson also has an uncommitted credit facility totalling US$25 million ($34 million).

        FEI has a $700 million unsecured committed revolving credit facility, maturing in August 2018, that is utilized to finance working capital requirements, capital expenditures and for general corporate purposes.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

32. FINANCIAL RISK MANAGEMENT (Continued)

        FortisAlberta has a $250 million unsecured committed revolving credit facility, maturing in August 2020, that is utilized to finance capital expenditures and for general corporate purposes.

        FortisBC Electric has a $150 million unsecured committed revolving credit facility, maturing in May 2018. This facility is utilized to finance capital expenditures and for general corporate purposes. FortisBC Electric also has a $10 million unsecured demand overdraft facility.

        Newfoundland Power has a $100 million unsecured committed revolving credit facility, maturing in August 2019, and a $20 million demand credit facility. Maritime Electric has a $50 million unsecured committed revolving credit facility, maturing in February 2019, and a $5 million unsecured demand credit facility. FortisOntario has a $30 million unsecured committed revolving credit facility, maturing in June 2016.

        Caribbean Utilities has unsecured credit facilities totalling approximately US$47 million ($65 million). Fortis Turks and Caicos has short-term unsecured demand credit facilities of US$26 million ($36 million), maturing in September 2016.

Corporate and Other

        Fortis has a $1 billion unsecured committed revolving credit facility, maturing in July 2020, that is available for general corporate purposes. The Corporation has the ability to increase this facility to $1.3 billion. As at December 31, 2015, the Corporation has not yet exercised its option for the additional $300 million. The Corporation also has a $35 million letter of credit facility, maturing in January 2017.

        UNS Energy Corporation has a US$150 million ($208 million) unsecured committed revolving credit facility, maturing in October 2020, with the option of two one-year extensions.

        CH Energy Group has a US$50 million ($69 million) unsecured committed revolving credit facility, maturing in July 2020, that can be utilized for general corporate purposes.

        FHI has a $30 million unsecured committed revolving credit facility, maturing in April 2018, that is available for general corporate purposes.

        The Corporation and its currently rated utilities target investment-grade credit ratings to maintain capital market access at reasonable interest rates. As at December 31, 2015, the Corporation's credit ratings were as follows:

Standard & Poor's ("S&P")	A- / Stable (long-term corporate and unsecured debt credit rating)
DBRS	A (low) / Stable (unsecured debt credit rating)

        The above-noted credit ratings reflect the Corporation's low business-risk profile and diversity of its operations, the stand-alone nature and financial separation of each of the regulated subsidiaries of Fortis, and management's commitment to maintaining reasonable levels of debt at the holding company level. In February 2016, after the announcement by Fortis that it had entered into an agreement to acquire ITC Holdings Corp. ("ITC") (Note 35), S&P affirmed the Corporation's long-term corporate credit rating at A-, revised its unsecured debt rating to BBB+ from A-, and revised its outlook on the

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

32. FINANCIAL RISK MANAGEMENT (Continued)

Corporation to negative from stable. Similarly, in February 2016 DBRS placed the Corporation's credit rating under review with negative implications.

Market Risk

Foreign Exchange Risk

        The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased the above-noted exposure through the use of US dollar-denominated borrowings at the corporate level. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of the Corporation's foreign subsidiaries' earnings, which are denominated in US dollars. The reporting currency of UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and BECOL is the US dollar.

        As at December 31, 2015, the Corporation's corporately issued US$1,535 million (December 31, 2014—US$1,496 million) long-term debt had been designated as an effective hedge of a portion of the Corporation's foreign net investments. As at December 31, 2015, the Corporation had approximately US$3,137 million (December 31, 2014—US$2,762 million) in foreign net investments remaining to be hedged. Foreign currency exchange rate fluctuations associated with the translation of the Corporation's corporately issued US dollar-denominated borrowings designated as effective hedges are recorded on the consolidated balance sheet in accumulated other comprehensive income and serve to help offset unrealized foreign currency exchange gains and losses on the net investments in foreign subsidiaries, which gains and losses are also recorded on the consolidated balance sheet in accumulated other comprehensive income.

        On an annual basis, it is estimated that a 5 cent, or 5%, increase or decrease in the US dollar relative to the Canadian dollar exchange rate of US$1.00=CAD$1.38 as at December 31, 2015 would increase or decrease earnings per common share of Fortis by approximately 4 cents. Management will continue to hedge future exchange rate fluctuations related to the Corporation's foreign net investments and US dollar-denominated earnings streams, where possible, through future US dollar-denominated borrowings, and will continue to monitor the Corporation's exposure to foreign currency fluctuations on a regular basis.

Interest Rate Risk

        The Corporation and most of its subsidiaries are exposed to interest rate risk associated with borrowings under variable-rate credit facilities, variable-rate long-term debt and the refinancing of long-term debt. The Corporation and its subsidiaries may enter into interest rate swap agreements to help reduce this risk (Notes 15, 16 and 31).

Commodity Price Risk

        UNS Energy is exposed to commodity price risk associated with changes in the market price of gas, purchased power and coal. Central Hudson is exposed to commodity price risk associated with changes in the market price of electricity and natural gas. FortisBC Energy is exposed to commodity price risk associated with changes in the market price of natural gas. The risks have been reduced by entering into derivative contracts that effectively fix the price of natural gas, power and electricity purchases. These derivative instruments are recorded on the consolidated balance sheet at fair value and any change in the fair value is deferred as a regulatory asset or liability, as permitted by the regulators, for recovery from, or refund to, customers in future rates (Note 31).

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

33. COMMITMENTS

        As at December 31, 2015, the Corporation's consolidated commitments in each of the next five years and for periods thereafter, excluding repayments of long-term debt and capital lease and finance obligations separately disclosed in Notes 15 and 16, respectively, are as follows:

($ in millions)	Total	Due within 1 year	Due in year 2	Due in year 3	Due in year 4	Due in year 5	Due after 5 years
Interest obligations on long-term debt	9,435	536	512	507	495	488	6,897
Renewable power purchase obligations(1)	1,589	93	93	92	92	92	1,127
Gas purchase obligations(2)	1,449	366	253	222	153	131	324
Power purchase obligations(3)	1,440	281	209	180	102	36	632
Long-term contracts—UNS Energy(4)	1,057	146	141	105	102	82	481
Capital cost(5)	488	19	19	19	19	19	393
Operating lease obligations(6)	181	12	11	11	11	8	128
Renewable energy credit purchase agreements(7)	162	13	13	13	13	13	97
Purchase of Springerville Common Facilities(8)	147	—	53	—	—	—	94
Defined benefit pension and OPEB funding contributions (Note 27)	139	49	12	8	9	9	52
Waneta Partnership promissory note (Note 17)	72	—	—	—	—	72	—
Joint-use asset and shared service agreements	53	3	3	3	3	3	38
Other(9)	71	15	12	16	3	—	25

Total	16,283	1,533	1,331	1,176	1,002	953	10,288

(1)
TEP and UNS Electric are party to 20-year long-term renewable PPAs totalling approximately US$1,148 million as at December 31, 2015, which require TEP and UNS Electric to purchase 100% of the output of certain renewable energy generating facilities that have achieved commercial operation. While TEP and UNS Electric are not required to make payments under these contracts if power is not delivered, the table above includes estimated future payments based on expected power deliveries. These agreements have various expiry dates through 2035. TEP has entered into additional long-term renewable PPAs to comply with renewable energy standards of the State of Arizona; however, the Company's obligation to purchase power under these agreements does not begin until the facilities are operational. In February 2016 one of the generating facilities achieved commercial operation, increasing estimated future payments of renewable PPAs by US$58 million, which is not included in the table above.

(2)
Certain of the Corporation's subsidiaries, mainly FortisBC Energy and Central Hudson, enter into contracts for the purchase of gas, gas transportation and storage services. FortisBC Energy's gas purchase obligations are based on gas commodity indices that vary with market prices and the obligations are based on index prices as at December 31, 2015. At Central Hudson, the obligations are based on tariff rates, negotiated rates and market prices as at December 31, 2015.

(3)
Power purchase obligations include various power purchase contracts held by certain of the Corporation's subsidiaries, as described below.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

33. COMMITMENTS (Continued)

  FortisBC Energy

  In March 2015 FortisBC Energy entered into an Electricity Supply Agreement with BC Hydro for the purchase of electricity supply to the Tilbury Expansion Project, with purchase obligations totalling $513 million as at December 31, 2015.

  FortisBC Electric

  Power purchase obligations for FortisBC Electric, totalling $292 million as at December 31, 2015, mainly include a PPA with BC Hydro to purchase up to 200 MW of capacity and 1,752 GWh of associated energy annually for a 20-year term, as approved by the BCUC. The capacity and energy to be purchased under this agreement do not relate to a specific plant.

  In addition, in November 2011 FortisBC Electric executed the Waneta Expansion Capacity Agreement ("WECA"), allowing FortisBC Electric to purchase 234 MW of capacity for 40 years, effective April 2015, as approved by the BCUC. Amounts associated with the WECA have not been included in the Commitments table as they are to be paid by FortisBC Electric to a related party and such a related-party transaction would be eliminated upon consolidation with Fortis.

  FortisOntario

  Power purchase obligations for FortisOntario, totalling $208 million as at December 31, 2015, primarily include two long-term take-or-pay contracts between Cornwall Electric and Hydro-Quebec Energy Marketing for the supply of electricity and capacity, both expiring in December 2019. The first contract provides approximately 237 GWh of energy per year and up to 45 MW of capacity at any one time. The second contract provides 100 MW of capacity and provides a minimum of 300 GWh of electricity per contract year.

  Maritime Electric

  Power purchase obligations for Maritime Electric, totalling $194 million as at December 31, 2015, primarily include two take-or-pay contracts for the purchase of either capacity or energy, expiring in February 2019 and November 2032, as well as an Energy Purchase Agreement with New Brunswick Power ("NB Power") expiring in February 2019.

  Central Hudson

  Central Hudson's power purchase obligations totalled US$124 million as at December 31, 2015. In June 2014 Central Hudson entered into a contract to purchase available installed capacity from the Danskammer Generating Facility from October 2014 through August 2018 with approximately US$76 million in purchase commitments remaining as at December 31, 2015. During 2015 Central Hudson entered into agreements to purchase electricity on a unit-contingent basis at defined prices during peak load periods from June 2015 through August 2016, replacing existing contracts which expired in March 2015.

(4)
UNS Energy has entered into various long-term contracts for the purchase and delivery of coal to fuel its generating facilities, the purchase of gas transportation services to meet its load

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

33. COMMITMENTS (Continued)

  requirements, and the purchase of transmission services for purchased power, with obligations totalling US$440 million, US$261 million and US$63 million, respectively, as at December 31, 2015. Amounts paid under contracts for the purchase and delivery of coal depend on actual quantities purchased and delivered. Certain of these contracts also have price adjustment clauses that will affect future costs under the contracts. As a result of the restructuring of the ownership of the San Juan generating station in January 2016, a new coal supply agreement came into effect under which TEP's minimum purchase obligations are US$137 million, which is not included in the previous table.

(5)
Maritime Electric has entitlement to approximately 4.55% of the output from NB Power's Point Lepreau nuclear generating station for the life of the unit. As part of its entitlement, Maritime Electric is required to pay its share of the capital and operating costs of the unit.

(6)
Operating lease obligations include certain office, warehouse, natural gas T&D asset, rail car, land easement and rights-of-way, and vehicle and equipment leases.

(7)
UNS Energy is party to renewable energy credit purchase agreements, totalling approximately US$117 million as at December 31, 2015, to purchase the environmental attributions from retail customers with solar installations. Payments for the renewable energy credit purchase agreements are paid in contractually agreed-upon intervals based on metered renewable energy production.

(8)
UNS Energy has entered into a commitment to exercise its fixed-price purchase provision to purchase an undivided 50% leased interest in the Springerville Common Facilities if the lease is not renewed, for a purchase price of US$106 million, with one facility to be acquired in 2017 and the remaining two facilities to be acquired in 2021 (Note 16).

(9)
Other contractual obligations include various other commitments entered into by the Corporation and its subsidiaries, including PSU, RSU and DSU Plan obligations and asset retirement obligations.

Other Commitments

        Capital Expenditures:    The Corporation's regulated utilities are obligated to provide service to customers within their respective service territories. The regulated utilities' capital expenditures are largely driven by the need to ensure continued and enhanced performance, reliability and safety of the electricity and gas systems and to meet customer growth. The Corporation's consolidated capital expenditure program, including capital spending at its non-regulated operations, is forecast to be approximately $1.9 billion for 2016. Over the five years 2016 through 2020, the Corporation's consolidated capital expenditure program is expected to be approximately $9 billion, which has not been included in the Commitments table.

        Other:    CH Energy Group is party to an investment to develop, own and operate electric transmission projects in New York State. In December 2014 an application was filed with FERC for the recovery of the cost of and return on five high-voltage transmission projects totalling US$1.7 billion, of which CH Energy Group's maximum commitment is US$182 million. CH Energy Group issued a parental guarantee to assure the payment of a maximum commitment of US$182 million. As at December 31, 2015, no payment obligation is expected under this guarantee.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

33. COMMITMENTS (Continued)

        FortisBC Energy issued commitment letters to customers, totalling $33 million as at December 31, 2015, to provide Energy Efficiency and Conservation ("EEC") funding under the EEC program approved by the BCUC.

        Caribbean Utilities is party to primary and secondary fuel supply contracts and is committed to purchasing approximately 60% and 40%, respectively, of the Company's diesel fuel requirements under the contracts for the operation of its diesel-powered generating plant. The approximate combined quantity under the contracts for 2016 is 20 million imperial gallons. Fortis Turks and Caicos has a renewable contract with a major supplier for all of its diesel fuel requirements associated with the generation of electricity. The approximate fuel requirements under this contract are 12 million imperial gallons per annum.

        The Corporation's long-term regulatory liabilities of $1,340 million as at December 31, 2015 have been excluded from the Commitments table, as the final timing of settlement of many of the liabilities is subject to further regulatory determination or the settlement periods are not currently known. The nature and amount of the long-term regulatory liabilities are detailed in Note 8.

34. CONTINGENCIES

        The Corporation and its subsidiaries are subject to various legal proceedings and claims associated with the ordinary course of business operations. Management believes that the amount of liability, if any, from these actions would not have a material adverse effect on the Corporation's consolidated financial position, results of operations or cash flows.

        The following describes the nature of the Corporation's contingencies.

UNS Energy

Springerville Unit 1

        In November 2014 the Springerville Unit 1 third-party owners filed a complaint ("FERC Action") against TEP with FERC, alleging that TEP had not agreed to wheel power and energy for the third-party owners in the manner specified in the existing Springerville Unit 1 facility support agreement between TEP and the third-party owners and for the cost specified by the third-party owners. The third-party owners requested an order from FERC requiring such wheeling of the third-party owners' energy from their Springerville Unit 1 interests beginning in January 2015 for the price specified by the third-party owners. In February 2015 FERC issued an order denying the third-party owners' complaint. In March 2015 the third-party owners filed a request for rehearing in the FERC Action, which FERC denied in October 2015. In December 2015 the third-party owners appealed FERC's order denying the third-party owners' complaint to the U.S. Court of Appeals for the Ninth Circuit. In December 2015 TEP filed an unopposed motion to intervene in the Ninth Circuit appeal.

        In December 2014 the third-party owners filed a complaint ("New York Action") against TEP in the Supreme Court of the State of New York, New York County. In response to motions filed by TEP to dismiss various counts and compel arbitration of certain of the matters alleged and the court's subsequent ruling on the motions, the third-party owners have amended the complaint three times, dropping certain of the allegations and raising others in the New York Action and in the arbitration

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

34. CONTINGENCIES (Continued)

proceeding described below. As amended, the New York Action alleges, among other things, that TEP failed to properly operate, maintain and make capital investments in Springerville Unit 1 during the term of the leases; and that TEP breached the lease transaction documents by refusing to pay certain of the third-party owners' claimed expenses. The third amended complaint seeks US$71 million in liquidated damages and direct and consequential damages in an amount to be determined at trial. The third-party owners have also agreed to stay their claim that TEP has not agreed to wheel power and energy as required pending the outcome of the FERC Action. In November 2015 the third-party owners filed a motion for summary judgment on their claim that TEP failed to pay certain of the third-party owners' claimed expenses.

        In December 2014 and January 2015, Wilmington Trust Company, as owner trustees and lessors under the leases of the third-party owners, sent notices to TEP that alleged that TEP had defaulted under the third-party owners' leases. The notices demanded that TEP pay liquidated damages totalling approximately US$71 million. In letters to the owner trustees, TEP denied the allegations in the notices.

        In April 2015 TEP filed a demand for arbitration with the American Arbitration Association ("AAA") seeking an award of the owner trustees and co-trustees' share of unreimbursed expenses and capital expenditures for Springerville Unit 1. In June 2015 the third-party owners filed a separate demand for arbitration with the AAA alleging, among other things, that TEP has failed to properly operate, maintain and make capital investments in Springerville Unit 1 since the leases have expired. The third-party owners' arbitration demand seeks declaratory judgments, damages in an amount to be determined by the arbitration panel and the third-party owners' fees and expenses. TEP and the third-party owners have since agreed to consolidate their arbitration demands into one proceeding. In August 2015 the third-party owners filed an amended arbitration demand adding claims that TEP has converted the third-party owners' water rights and certain emission reduction payments and that TEP is improperly dispatching the third-party owners' unscheduled Springerville Unit 1 power and capacity.

        In October 2015 the arbitration panel granted TEP's motion for interim relief, ordering the owner trustees and co-trustees to pay TEP their pro-rata share of unreimbursed expenses and capital expenditures for Springerville Unit 1 during the pendency of the arbitration. The arbitration panel also denied the third-party owners' motion for interim relief, which had requested that TEP be enjoined from dispatching the third-party owners' unscheduled Springerville Unit 1 power and capacity. TEP has been scheduling the third-party owners' entitlement share of power from Springerville Unit 1, as permitted under the Springerville Unit 1 facility support agreement, since June 2015. The arbitration hearing is scheduled for July 2016.

        In November 2015 TEP filed a petition to confirm the interim arbitration order in the Supreme Court of the State of New York naming owner trustee and co-trustee as respondents. The petition seeks an order from the court confirming the interim arbitration order under the Federal Arbitration Act. In December 2015 the owner trustees filed an answer to the petition and a cross-motion to vacate the interim arbitration order.

        As at December 31, 2015, TEP billed the third-party owners approximately US$23 million for their pro-rata share of Springerville Unit 1 expenses and US$4 million for their pro-rata share of capital expenditures, none of which had been paid as of February 17, 2016.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

34. CONTINGENCIES (Continued)

        TEP cannot predict the outcome of the claims relating to Springerville Unit 1 and, due to the general and non-specific scope and nature of the claims, the Company cannot determine estimates of the range of loss, if any, at this time and, accordingly, no amount has been accrued in the consolidated financial statements. TEP intends to vigorously defend itself against the claims asserted by the third-party owners and to vigorously pursue the claims it has asserted against the third-party owners.

        TEP and the third-party owners have agreed to stay these litigation matters relating to Springerville Unit 1 in furtherance of settlement negotiations. However, there is no assurance that a settlement will be reached or that the litigation will not continue.

Mine Reclamation Costs

        TEP pays ongoing reclamation costs related to coal mines that supply generating stations in which the Company has an ownership interest but does not operate. TEP is liable for a portion of final reclamation costs upon closure of the mines servicing the San Juan, Four Corners and Navajo generating stations. TEP's share of reclamation costs at all three mines is expected to be US$43 million upon expiration of the coal supply agreements, which expire between 2019 and 2031. The mine reclamation liability recorded as at December 31, 2015 was US$25 million (December 31, 2014—US$22 million), and represents the present value of the estimated future liability (Note 17).

        Amounts recorded for final reclamation are subject to various assumptions, such as estimations of reclamation costs, the dates when final reclamation will occur, and the expected inflation rate. As these assumptions change, TEP will prospectively adjust the expense amounts for final reclamation over the remaining coal supply agreements' terms.

        TEP is permitted to fully recover these costs from retail customers and, accordingly, these costs are deferred as a regulatory asset (Note 8 (ix)).

Central Hudson

Site Investigation and Remediation Program

        Central Hudson and its predecessors owned and operated MGPs to serve their customers' heating and lighting needs. These plants manufactured gas from coal and oil beginning in the mid to late 1800s, with all sites ceasing operations by the 1950s. This process produced certain by-products that may pose risks to human health and the environment.

        The New York State Department of Environmental Conservation ("DEC"), which regulates the timing and extent of remediation of MGP sites in New York State, has notified Central Hudson that it believes the Company or its predecessors at one time owned and/or operated MGPs at seven sites in Central Hudson's franchise territory. The DEC has further requested that the Company investigate and, if necessary, remediate these sites under a Consent Order, Voluntary Clean-up Agreement or Brownfield Clean-up Agreement. Central Hudson accrues for remediation costs based on the amounts that can be reasonably estimated. As at December 31, 2015, an obligation of US$92 million (December 31, 2014—US$105 million) was recognized in respect of site investigation and remediation and, based upon cost model analysis completed in 2014, it is estimated, with a 90% confidence level, that total costs to remediate these sites over the next 30 years will not exceed US$169 million.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

34. CONTINGENCIES (Continued)

        Central Hudson has notified its insurers and intends to seek reimbursement from insurers for remediation, where coverage exists. Further, as authorized by the PSC, Central Hudson is currently permitted to defer, for future recovery from customers, differences between actual costs for MGP site investigation and remediation and the associated rate allowances, with carrying charges to be accrued on the deferred balances at the authorized pre-tax rate of return. In the three-year rate order issued by the PSC in June 2015, Central Hudson's authorization to defer all site investigation and remediation costs was reaffirmed and extended through June 2018 (Note 8 (iv)).

Asbestos Litigation

        Prior to and after its acquisition by Fortis, various asbestos lawsuits have been brought against Central Hudson. While a total of 3,350 asbestos cases have been raised, 1,167 remained pending as at December 31, 2015. Of the cases no longer pending against Central Hudson, 2,027 have been dismissed or discontinued without payment by the Company, and Central Hudson has settled the remaining 156 cases. The Company is presently unable to assess the validity of the outstanding asbestos lawsuits; however, based on information known to Central Hudson at this time, including the Company's experience in the settlement and/or dismissal of asbestos cases, Central Hudson believes that the costs which may be incurred in connection with the remaining lawsuits will not have a material effect on its financial position, results of operations or cash flows and, accordingly, no amount has been accrued in the consolidated financial statements.

FortisBC Electric

        The Government of British Columbia filed a claim in the British Columbia Supreme Court in June 2012 claiming on its behalf, and on behalf of approximately 17 homeowners, damages suffered as a result of a landslide caused by a dam failure in Oliver, British Columbia in 2010. The Government of British Columbia alleges in its claim that the dam failure was caused by the defendants', which include FortisBC Electric, use of a road on top of the dam. The Government of British Columbia estimates its damages and the damages of the homeowners, on whose behalf it is claiming, to be approximately $15 million. While FortisBC Electric has notified its insurers, it has been advised by the Government of British Columbia that a response to the claim is not required at this time. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

FHI

        In April 2013 FHI and Fortis were named as defendants in an action in the B.C. Supreme Court by the Coldwater Indian Band ("Band"). The claim is in regard to interests in a pipeline right of way on reserve lands. The pipeline on the right of way was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks orders cancelling the right of way and claims damages for wrongful interference with the Band's use and enjoyment of reserve lands. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

35. SUBSEQUENT EVENT

        On February 9, 2016, Fortis and ITC (NYSE:ITC) entered into an agreement and plan of merger pursuant to which Fortis will acquire ITC in a transaction (the "Acquisition") valued at approximately US$11.3 billion, based on the closing price for Fortis common shares and the foreign exchange rate on February 8, 2016. Under the terms of the transaction, ITC shareholders will receive US$22.57 in cash and 0.7520 Fortis common shares per ITC common share, representing total consideration of approximately US$6.9 billion, and Fortis will assume approximately US$4.4 billion of ITC consolidated indebtedness.

        ITC is the largest independent electric transmission company in the United States. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 MW along approximately 15,600 miles of transmission line. In addition, ITC is a public utility and independent transmission owner in Wisconsin. ITC's tariff rates are regulated by FERC, which has been one of the most consistently supportive utility regulators in North America providing reasonable returns and equity ratios. Rates are set using a forward-looking rate-setting mechanism with an annual true-up, which provides timely cost recovery and reduces regulatory lag.

        The closing of the Acquisition is subject to ITC and Fortis shareholder approvals, the satisfaction of other customary closing conditions, and certain regulatory, state and federal approvals including, among others, those of FERC, the Committee on Foreign Investment in the United States, and the United States Federal Trade Commission/Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act. The closing of the Acquisition is expected to occur in late 2016.

        The pending Acquisition is in alignment with the Corporation's business model and acquisition strategy, and is expected to be accretive to earnings per common share in the first full year following closing, excluding one-time acquisition-related expenses and assuming a stable currency exchange environment. The Acquisition represents a singular opportunity for Fortis to significantly diversify its business in terms of regulatory jurisdictions, business risk profile and regional economic mix. On a pro forma basis, 2016 forecast midyear rate base of Fortis is expected to increase by approximately $8 billion to approximately $26 billion, as a result of the Acquisition.

        The financing of the Acquisition has been structured to allow Fortis to maintain investment-grade credit ratings and is consistent with the Corporation's existing capital structure. Financing of the cash portion of the Acquisition will be achieved primarily through the issuance of approximately US$2 billion of Fortis debt and the sale of up to 19.9% of ITC to one or more infrastructure-focused minority investors. In addition, Fortis has obtained commitments of US$2.0 billion from Goldman Sachs Bank USA to bridge the long-term debt financing and US$1.7 billion from The Bank of Nova Scotia to primarily bridge the sale of the minority investment in ITC. These non-revolving term credit facilities are repayable in full on the first anniversary of their advance and although syndication is not required, Fortis expects that these bridge facilities will be syndicated.

        Upon completion of the Acquisition, ITC will become a subsidiary of Fortis and approximately 27% of the common shares of Fortis will be held by ITC shareholders. In connection with the Acquisition, Fortis will become a registrant with the U.S. Securities and Exchange Commission and will apply to list its common shares on the New York Stock Exchange and will continue to have its shares listed on the TSX.

FORTIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015 and 2014

35. SUBSEQUENT EVENT (Continued)

        In 2015 acquisition-related expenses of approximately $10 million ($7 million after tax) were recognized in operating expenses on the consolidated statement of earnings.

36. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to comply with current period presentation. As a result of the adoption of new accounting policies in 2015 (Note 3), the following changes to the Corporation's comparative financial statements were made:

(i)
the reclassification of deferred financing costs of approximately $65 million from long-term other assets to long-term debt on the Corporation's consolidated balance sheet as at December 31, 2014 (Note 15); and

(ii)
the presentation of all deferred income tax assets and liabilities as long term. This change in presentation resulted in the following reclassifications: (i) a decrease in current deferred income taxes assets of $158 million; (ii) a decrease in long-term deferred income tax assets of $62 million; (iii) a decrease in current deferred income tax liabilities of $9 million; and (iv) a decrease in long-term deferred income tax liabilities of $211 million on the consolidated balance sheet as at December 31, 2014 (Note 26). In addition, the Corporation also reclassified the associated regulatory deferred income taxes as long-term, resulting in the following reclassifications: (i) a decrease in current regulatory assets of $18 million; (ii) a decrease in long-term regulatory assets of $92 million; (iii) a decrease in current regulatory liabilities of $19 million; and (iv) a decrease in long-term regulatory liabilities of $91 million on the consolidated balance sheet as at December 31, 2014 (Note 8).

SCHEDULE 1—Condensed Financial Information of Fortis Inc.
CONDENSED BALANCE SHEETS (PARENT COMPANY ONLY)
As at December 31

(in millions of Canadian dollars)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$22	$12
Accounts receivable and other current assets	2	2
Accounts receivable from subsidiaries	19	12
Prepaid expenses	2	2

	45	28
Other assets	35	—
Deferred income taxes	13	52
Capital assets	7	6
Advances to subsidiaries	1,732	1,976
Investments in subsidiaries	9,928	9,098

	$11,760	$11,160

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and other current liabilities	$23	$17
Interest payable	23	20
Dividends payable	112	100

	158	137
Employee future benefits liability	47	44
Advances from subsidiaries	79	66
Long-term debt	2,317	2,378

	2,601	2,625

Shareholders' equity
Common shares(1)	5,867	5,667
Preference shares	1,820	1,820
Additional paid-in capital	14	15
Accumulated other comprehensive income (loss)	70	(27)
Retained earnings	1,388	1,060

	9,159	8,535

	$11,760	$11,160

(1)
No par value; Unlimited authorized shares; 281.6 million and 276.0 million issued and outstanding as at December 31, 2015 and 2014, respectively

See notes to condensed financial statements (parent company only)

SCHEDULE 1—Condensed Financial Information of Fortis Inc.
CONDENSED STATEMENTS OF EARNINGS (PARENT COMPANY ONLY)
For the years ended December 31

(in millions of Canadian dollars)	2015	2014
Income
Interest and other	$231	$92

Expenses
Depreciation and amortization	1	1
General and administrative, net of recoveries	20	19
Acquisition-related expenses	4	10

	25	30

Operating income	206	62
Other income (expenses), net	10	11
Finance charges	(91)	(146)
Equity in subsidiaries' earnings	719	426

Earnings before income taxes	844	353
Income tax expense (recovery)	39	(26)

Net earnings	$805	$379

Net earnings attributable to:
Preference equity shareholders	$77	$62
Common equity shareholders	728	317

	$805	$379

See notes to condensed financial statements (parent company only)

 SCHEDULE 1—Condensed Financial Information of Fortis Inc.
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (PARENT COMPANY ONLY)
For the years ended December 31

(in millions of Canadian dollars)	2015	2014
Net earnings	$805	$379

Other comprehensive income
Unrealized foreign currency translation gains, net of hedging activities and tax	98	37
Reclassification to earnings of net losses on derivative instruments discontinued as cash flow hedges, net of tax	—	1
Unrealized loss on available-for-sale investment, net of tax	(2)	—
Unrealized employee future benefits gains (losses), net of tax	1	(3)

	97	35

Comprehensive income	$902	$414

Comprehensive income attributable to:
Preference equity shareholders	$77	$62
Common equity shareholders	825	352

	$902	$414

See notes to condensed financial statements (parent company only)

SCHEDULE 1—Condensed Financial Information of Fortis Inc.
CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)
For the years ended December 31

(in millions of Canadian dollars)	2015	2014
Operating activities
Net earnings	$805	$379
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in subsidiaries' earnings	(719)	(426)
Dividends from subsidiaries	702	344
Depreciation and amortization	1	1
Deferred income tax expense (recovery)	39	(24)
Accrued employee future benefits	8	6
Other	(4)	(4)
Change in non-cash operating working capital	—	8

	832	284

Investing activities
Change in other assets and other liabilities	(37)	—
Proceeds from sale of investments	17	—
Capital expenditures	(5)	—
Net advances from (to) subsidiaries	247	(277)
Investments in subsidiaries	(369)	(4,808)
Return of capital from subsidiaries	—	1,800

	(147)	(3,285)

Financing activities
Net (repayments) borrowings under committed credit facilities	(406)	535
Proceeds from convertible debentures, net of issue costs	—	1,725
Proceeds from long-term debt, net of issue costs	—	540
Repayment of long-term debt	—	(168)
Issue of common shares, net of costs and dividends reinvested	40	51
Issue of preference shares, net of costs	—	586
Dividends on common shares	(232)	(194)
Dividends on preference shares	(77)	(62)

	(675)	3,013

Change in cash and cash equivalents	10	12
Cash and cash equivalents, beginning of year	12	—

Cash and cash equivalents, end of year	$22	$12

Supplementary cash flow information:
Interest paid	$91	$141
Non-cash investing and financing activities:
Common share dividends reinvested	$156	$81
Conversion of convertible debentures into common shares	1	1,747
Exercise of stock options into common shares	4	5

See notes to condensed financial statements (parent company only)

SCHEDULE 1—Condensed Financial Information of Fortis Inc.
NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

1.     GENERAL

        Fortis Inc. ("Fortis"), on a stand-alone basis (parent company only), accounts for its investment in subsidiaries using the equity method and these financial statements are presented on a condensed basis. The condensed parent company financial statements and notes have been prepared in accordance with Regulation S-X and should be read in conjunction with the consolidated financial statements and notes of Fortis appearing elsewhere in this proxy statement/prospectus.

        As a holding company with no business operations, Fortis' assets consist primarily of investments in its subsidiaries. Fortis' material cash inflows are only from dividends and other payments received from its subsidiaries, the proceeds raised from the issuance of long-term debt and common and preference equity, and borrowings under Fortis' committed revolving credit facility. Fortis may not be able to access cash generated by its subsidiaries in order to fulfill cash commitments or pay dividends to shareholders. The ability of Fortis' subsidiaries to make dividend and other payments is subject to the availability of funds after taking into account their respective funding requirements, the terms of their respective indebtedness, and the requirements of their respective regulatory authorities. For a discussion related to the ability of Fortis' subsidiaries to distribute cash to Fortis, see the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations of Fortis—Liquidity and Capital Resources" beginning on page [•] of this proxy statement/prospectus.

2.     LONG-TERM DEBT

(in millions of Canadian dollars)	Maturity Date	2015	2014
2.92% US$90 million Senior Unsecured Notes	2019	$124	$104
3.53% US$125 million Senior Unsecured Notes	2020	173	145
3.49% US$28 million Senior Unsecured Notes	2021	39	33
3.64% US$97 million Senior Unsecured Notes	2021	134	113
3.84% US$285 million Senior Unsecured Notes	2023	394	331
3.95% US$50 million Senior Unsecured Notes	2024	69	58
4.10% US$140 million Senior Unsecured Notes	2024	194	162
0.00% $1.8 billion Convertible Debentures	2024	1	2
4.10% US$20 million Senior Unsecured Notes	2026	28	23
4.20% US$20 million Senior Unsecured Notes	2029	28	23
6.60% US$200 million Senior Unsecured Notes	2037	277	232
6.51% $200 million Senior Unsecured Debentures	2039	200	200
5.26% US$75 million Senior Unsecured Notes	2040	104	87
5.08% US$40 million Senior Unsecured Notes	2043	55	46
4.88% US$5 million Senior Unsecured Notes	2044	7	6
5.03% US$50 million Senior Unsecured Notes	2044	69	58
Long-term classification of credit facility borrowings	2020	429	763

Total long-term debt		2,325	2,386
Less: Deferred financing costs		(8)	(8)

		$2,317	$2,378

        The unsecured debentures and all of the US senior unsecured notes are redeemable at the option of Fortis at a price calculated as the greater of par or a specified price as defined in the respective long-term debt agreements, together with accrued and unpaid interest.

        Fortis has a $1 billion unsecured committed revolving credit facility, maturing in July 2020, that is available for general corporate purposes. Fortis has the ability to increase this facility to $1.3 billion. As of December 31, 2015, Fortis has not yet exercised its option for the additional $300 million. Fortis also has a $35 million letter of credit facility, maturing in January 2017.

Repayment of Long-Term Debt

        As of December 31, 2015, the maturities of Fortis' outstanding long-term debt were as follows:

Year	(in millions)
2016	$—
2017	—
2018	—
2019	124
2020	602
Thereafter	1,599

Total long-term debt	$2,325

        The fair value of long-term debt as of December 31, 2015 and 2014 was $2,550 million and $2,671 million, respectively. Fortis' $200 million unsecured debentures due 2039 and borrowings under committed credit facilities are valued using level 1 inputs. The remainder of Fortis' long-term debt instruments are valued using level 2 inputs, as described in Note 31 to the consolidated financial statements.

Covenants

        Certain of Fortis' long-term debt obligations have covenants restricting the issuance of additional debt such that consolidated debt cannot exceed 70% of Fortis' consolidated capital structure, as defined by the long-term debt agreements. In addition, one of Fortis' long-term debt obligations contains a covenant which provides that Fortis shall not declare or pay any dividends, other than stock dividends or cumulative preferred dividends on preference shares not issued as stock dividends, or make any other distribution on its shares or redeem any of its shares or prepay subordinated debt if, immediately thereafter, its consolidated funded obligations would be in excess of 75% of its total consolidated capitalization. None of Fortis' covenants associated with long-term debt obligations are based on the non-consolidated financial statements.

        As of December 31, 2015, Fortis was in compliance with its debt covenants.

3.     RELATED-PARTY TRANSACTIONS

        Related party transactions of Fortis during 2015 and 2014 were as follows:

(in millions of Canadian dollars)	2015	2014
Subsidiary investments and advances
Net advances from (to) subsidiaries	$247	$(277)
Equity contributions to subsidiaries	369	4,808
Dividends from subsidiaries	702	344
Return of capital from subsidiaries	—	1,800
Income
Interest	228	92
Expense Recoveries
General and administrative	27	22

        The return of capital from subsidiaries was associated with the sale of convertible debentures in 2014, through a wholly owned subsidiary of Fortis, to finance a portion of the acquisition of UNS Energy, as described in Note 18 to the consolidated financial statements.

Fortis Inc.

Consolidated Balance Sheets (Unaudited)

As at

(in millions of Canadian dollars)

	March 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$232	$242
Accounts receivable and other current assets	877	964
Prepaid expenses	80	68
Inventories	271	337
Regulatory assets (Note 5)	247	246

	1,707	1,857
Other assets	356	352
Regulatory assets (Note 5)	2,239	2,286
Utility capital assets	19,181	19,595
Intangible assets	528	541
Goodwill	4,005	4,173

	$28,016	$28,804

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (Note 17)	$477	$511
Accounts payable and other current liabilities	1,306	1,419
Regulatory liabilities (Note 5)	285	298
Current installments of long-term debt (Note 6)	396	384
Current installments of capital lease and finance obligations	27	26

	2,491	2,638
Other liabilities	1,122	1,152
Regulatory liabilities (Note 5)	1,289	1,340
Deferred income taxes	1,978	2,050
Long-term debt (Note 6)	10,478	10,784
Capital lease and finance obligations	475	487

	17,833	18,451

Shareholders' equity
Common shares(1) (Note 7)	5,917	5,867
Preference shares	1,820	1,820
Additional paid-in capital	13	14
Accumulated other comprehensive income	525	791
Retained earnings	1,444	1,388

	9,719	9,880
Non-controlling interests	464	473

	10,183	10,353

	$28,016	$28,804

(1)
No par value. Unlimited authorized shares; 283.1 million and 281.6 million issued and outstanding as at March 31, 2016 and December 31, 2015, respectively

Commitments and Contingencies (Notes 18 and 19, respectively)

See accompanying Notes to Interim Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Earnings (Unaudited)

For the three months ended March 31

(in millions of Canadian dollars, except per share amounts)

	Quarter Ended
	2016	2015
Revenue	$1,757	$1,915

Expenses
Energy supply costs	692	833
Operating (Note 1)	478	473
Depreciation and amortization	234	215

	1,404	1,521

Operating income	353	394
Other income (expenses), net (Note 10)	16	17
Finance charges (Note 11)	139	134

Earnings before income taxes	230	277
Income tax expense (Note 12)	42	57

Net earnings	$188	$220

Net earnings attributable to:
Non-controlling interests	$7	$2
Preference equity shareholders	19	20
Common equity shareholders	162	198

	$188	$220

Earnings per common share (Note 13)
Basic	$0.57	$0.72
Diluted	$0.57	$0.71

See accompanying Notes to Interim Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Comprehensive Income (Unaudited)

For the three months ended March 31

(in millions of Canadian dollars)

	Quarter Ended
	2016	2015
Net earnings	$188	$220

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains, net of hedging activities and tax	(269)	298

Unrealized gains on available-for-sale investment, net of tax	3	—
Unrealized employee future benefits losses, net of tax	—	(1)

	(266)	297

Comprehensive income	$(78)	$517

Comprehensive income attributable to:
Non-controlling interests	$7	$2
Preference equity shareholders	19	20
Common equity shareholders	(104)	495

	$(78)	$517

See accompanying Notes to Interim Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Cash Flows (Unaudited)

For the three months ended March 31

(in millions of Canadian dollars)

	Quarter Ended
	2016	2015
Operating activities
Net earnings	$188	$220
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation—capital assets	209	193
Amortization—intangible assets	18	16
Amortization—other	7	6
Deferred income tax expense (recovery)	2	(9)
Accrued employee future benefits	13	3
Equity component of allowance for funds used during construction (Note 10)	(7)	(4)
Other	21	(4)
Change in long-term regulatory assets and liabilities	2	(48)
Change in non-cash operating working capital (Note 14)	30	77

	483	450

Investing activities
Change in other assets and other liabilities	(8)	(15)
Capital expenditures—utility capital assets	(409)	(530)
Capital expenditures—non-utility capital assets	—	(4)
Capital expenditures—intangible assets	(17)	(20)
Contributions in aid of construction	11	15
Proceeds on sale of assets	10	1

	(413)	(553)

Financing activities
Change in short-term borrowings	(32)	—
Proceeds from long-term debt, net of issue costs	—	407
Repayments of long-term debt and capital lease and finance obligations	(40)	(170)
Net advances (repayments) under committed credit facilities	92	(19)
Advances from non-controlling interests	—	5
Issue of common shares, net of costs and dividends reinvested	19	17
Dividends
Common shares, net of dividends reinvested	(77)	(60)
Preference shares	(19)	(20)
Subsidiary dividends paid to non-controlling interests	(9)	(4)

	(66)	156

Effect of exchange rate changes on cash and cash equivalents	(14)	19

Change in cash and cash equivalents	(10)	72
Less cash associated with assets held for sale	—	(3)
Cash and cash equivalents, beginning of period	242	230

Cash and cash equivalents, end of period	$232	$299

Supplementary Information to Consolidated Statements of Cash Flows (Note 14)

See accompanying Notes to Interim Consolidated Financial Statements

Fortis Inc.

Consolidated Statements of Changes in Equity (Unaudited)

For the three months ended March 31

(in millions of Canadian dollars)

	Common Shares	Preference Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interests	Total Equity
	(Note 7)
As at January 1, 2016	$5,867	$1,820	$14	$791	$1,388	$473	$10,353
Net earnings	—	—	—	—	181	7	188
Other comprehensive loss	—	—	—	(266)	—	—	(266)
Common share issues	50	—	(2)	—	—	—	48
Stock-based compensation	—	—	1	—	—	—	1
Foreign currency translation impacts	—	—	—	—	—	(7)	(7)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(9)	(9)
Dividends declared on common shares ($0.375 per share)	—	—	—	—	(106)	—	(106)
Dividends declared on preference shares	—	—	—	—	(19)	—	(19)

As at March 31, 2016	$5,917	$1,820	$13	$525	$1,444	$464	$10,183

As at January 1, 2015	$5,667	$1,820	$15	$129	$1,060	$421	$9,112
Net earnings	—	—	—	—	218	2	220
Other comprehensive income	—	—	—	297	—	—	297
Common share issues	52	—	(2)	—	—	—	50
Stock-based compensation	—	—	1	—	—	—	1
Advances from non-controlling interests	—	—	—	—	—	5	5
Foreign currency translation impacts	—	—	—	—	—	10	10
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(4)	(4)
Dividends declared on common shares ($0.34 per share)	—	—	—	—	(94)	—	(94)
Dividends declared on preference shares	—	—	—	—	(20)	—	(20)

As at March 31, 2015	$5,719	$1,820	$14	$426	$1,164	$434	$9,577

See accompanying Notes to Interim Consolidated Financial Statements

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

1. DESCRIPTION OF THE BUSINESS

Nature of Operations

        Fortis Inc. ("Fortis" or the "Corporation") is principally an international electric and gas utility holding company. Fortis segments its utility operations by franchise area and, depending on regulatory requirements, by the nature of the assets. Fortis also holds investments in non-regulated energy infrastructure, which is treated as a separate segment. The Corporation's reporting segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of Fortis. Each entity within the reporting segments operates with substantial autonomy, assumes profit and loss responsibility and is accountable for its own resource allocation.

        The following outlines each of the Corporation's reportable segments and is consistent with the basis of segmentation as disclosed in the Corporation's 2015 annual audited consolidated financial statements.

REGULATED UTILITIES

        The Corporation's interests in regulated electric and gas utilities are as follows:

a.
Regulated Electric & Gas Utilities—United States:    Comprised of UNS Energy, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas"), and Central Hudson Gas & Electric Corporation ("Central Hudson").

b.
Regulated Gas Utility—Canadian:    Primarily includes FortisBC Energy Inc. ("FortisBC Energy").

c.
Regulated Electric Utilities—Canadian:    Comprised of FortisAlberta Inc. ("FortisAlberta"), FortisBC Inc. ("FortisBC Electric"), and Eastern Canadian Electric Utilities. Eastern Canadian Electric Utilities is comprised of Newfoundland Power Inc. ("Newfoundland Power"), Maritime Electric Company, Limited ("Maritime Electric") and FortisOntario Inc. ("FortisOntario"). FortisOntario mainly includes Canadian Niagara Power Inc., Cornwall Street Railway, Light and Power Company, Limited and Algoma Power Inc.

d.
Regulated Electric Utilities—Caribbean:    Comprised of Caribbean Utilities Company, Ltd. ("Caribbean Utilities"), in which Fortis holds an approximate 60% controlling interest, two wholly owned utilities in the Turks and Caicos Islands, FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "Fortis Turks and Caicos"), and also includes the Corporation's 33% equity investment in Belize Electricity Limited ("Belize Electricity").

NON-REGULATED—ENERGY INFRASTRUCTURE

        Non-Regulated—Energy Infrastructure, formerly referred to as Non-Regulated—Fortis Generation, is primarily comprised of long-term contracted generation assets in British Columbia and Belize. In February 2016 the Corporation sold its Walden hydroelectric generating facility in British Columbia for gross proceeds of approximately $9 million. On April 1, 2016, Fortis acquired Aitken Creek Gas Storage ULC ("ACGS") from Chevron Canada Properties Ltd. ("Chevron") for approximately

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

1. DESCRIPTION OF THE BUSINESS (Continued)

US$266 million (Note 20). Financial results of ACGS will be included in this segment from the date of acquisition.

NON-REGULATED—NON-UTILITY

        The Non-Utility segment previously included Fortis Properties Corporation ("Fortis Properties"). Fortis Properties completed the sale of its commercial real estate and hotel assets in June 2015 and October 2015, respectively.

CORPORATE AND OTHER

        The Corporate and Other segment captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

        The Corporate and Other segment includes net corporate expenses of Fortis and non-regulated holding company expenses of FortisBC Holdings Inc. ("FHI"), CH Energy Group, Inc. and UNS Energy Corporation. Also included in the Corporate and Other segment are the financial results of FortisBC Alternative Energy Services Inc. ("FAES"). FAES is a wholly owned subsidiary of FHI that provides alternative energy solutions, including thermal-energy and geo-exchange systems.

PENDING ACQUISITION

ITC Holdings Corp.

        On February 9, 2016, Fortis and ITC Holdings Corp. ("ITC") (NYSE:ITC) entered into an agreement and plan of merger pursuant to which Fortis will acquire ITC in a transaction (the "Acquisition") valued at approximately US$11.3 billion, based on the closing price for Fortis common shares and the foreign exchange rate on February 8, 2016. Under the terms of the transaction, ITC shareholders will receive US$22.57 in cash and 0.7520 of a Fortis common share per ITC share, representing total consideration of approximately US$6.9 billion, and Fortis will assume approximately US$4.4 billion of ITC consolidated indebtedness.

        ITC is the largest independent electric transmission company in the United States. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line. In addition, ITC is a public utility limited to transmission ownership in Wisconsin. ITC's tariff rates are regulated by the United States Federal Energy Regulatory Commission ("FERC"), which has been one of the most consistently supportive utility regulators in North America providing reasonable returns and equity ratios. Rates are set using a forward-looking rate-setting mechanism with an annual true-up, which provides timely cost recovery and reduces regulatory lag.

        The closing of the Acquisition is subject to ITC and Fortis shareholder approvals, the satisfaction of other customary closing conditions, and certain regulatory, state and federal approvals including, among others, those of FERC, the Committee on Foreign Investment in the United States, and the

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

1. DESCRIPTION OF THE BUSINESS (Continued)

United States Federal Trade Commission/Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act. The closing of the Acquisition is expected to occur in late 2016.

        In April 2016 Fortis announced that it reached a definitive agreement with an affiliate of GIC Private Limited, Singapore's sovereign wealth fund, to acquire a 19.9% equity interest in ITC for aggregate consideration of US$1.228 billion in cash upon the closing of the Acquisition.

        For the three months ended March 31, 2016, acquisition-related expenses of approximately $20 million ($17 million after tax) were recognized in operating expenses on the consolidated statement of earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") for interim financial statements. As a result, these interim consolidated financial statements do not include all of the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Corporation's 2015 annual audited consolidated financial statements. In management's opinion, the interim consolidated financial statements include all adjustments that are of a recurring nature and necessary to present fairly the consolidated financial position of the Corporation.

        Interim results will fluctuate due to the seasonal nature of electricity and gas demand and water flows, as well as the timing and recognition of regulatory decisions. Given the diversified group of companies, seasonality may vary. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters. Earnings for UNS Energy and Central Hudson's electric utilities are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances.

        Additionally, certain estimates and judgments are necessary since the regulatory environments in which the Corporation's regulated utilities operate often require amounts to be recognized at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary, are recognized in earnings in the period in which they become known. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Interim financial statements may also employ a greater use of estimates than the annual financial statements. There were no material changes in the nature of the Corporation's critical accounting estimates during the three months ended March 31, 2016.

        An evaluation of subsequent events through May 2, 2016, the date these interim consolidated financial statements were approved by the Audit Committee of the Board of Directors, was completed to determine whether circumstances warranted recognition and disclosure of events or transactions in the interim consolidated financial statements as at March 31, 2016 (Note 20).

        All amounts are presented in Canadian dollars unless otherwise stated.

        These interim consolidated financial statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All significant intercompany balances and transactions have been eliminated on consolidation.

        These interim consolidated financial statements have been prepared following the same accounting policies and methods as those used to prepare the Corporation's 2015 annual audited consolidated financial statements, except as described below.

New Accounting Policies

Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items

        Effective January 1, 2016, the Corporation adopted Accounting Standards Update ("ASU") No. 2015-01, Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The amendments in this update are part of the Financial Accounting Standards Board's ("FASB") initiative to reduce complexity in accounting standards by eliminating the concept of extraordinary items. The above-noted ASU was applied prospectively and did not impact the Corporation's interim unaudited consolidated financial statements for the three months ended March 31, 2016.

Amendments to the Consolidation Analysis

        Effective January 1, 2016, the Corporation adopted ASU No. 2015-02, Amendments to the Consolidation Analysis. The amendments in this update change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, the amendments note the following regarding limited partnerships: (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities; and (ii) eliminate the presumption that a general partner should consolidate a limited partnership. The amendments did not materially impact the Corporation's interim unaudited consolidated financial statements. The amendments did, however, change the Corporation's 51% controlling ownership interest in the Waneta Expansion Limited Partnership ("Waneta Partnership") from a voting interest entity to a variable interest entity, resulting in additional disclosure (Note 16).

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Simplifying the Accounting for Measurement-Period Adjustments

        Effective January 1, 2016, the Corporation adopted ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that in a business combination, an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Under previous guidance, these adjustments were required to be accounted for retrospectively. ASU No. 2015-16 was applied prospectively and did not have an impact on the Corporation's interim unaudited consolidated financial statements for the three months ended March 31, 2016.

3. FUTURE ACCOUNTING PRONOUNCEMENTS

        The Corporation considers the applicability and impact of all ASUs issued by FASB. The following updates have been issued by FASB, but have not yet been adopted by Fortis. Any ASUs not included below were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

Revenue from Contracts with Customers

        ASU No. 2014-09 was issued in May 2014 and the amendments in this update create Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the codification. This standard completes a joint effort by FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for US GAAP and International Financial Reporting Standards that clarifies the principles for recognizing revenue and that can be applied consistently across various transactions, industries and capital markets. This standard was originally effective for annual and interim periods beginning after December 15, 2016 and is to be applied on a full retrospective or modified retrospective basis. ASU No. 2015-14 was issued in August 2015 and the amendments in this update defer the effective date of ASU No. 2014-09 by one year to annual and interim periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date.

        ASU No. 2016-08, Principal versus Agent Considerations, was issued in March 2016 and ASU 2016-10, Identifying Performance Obligations and Licensing, was issued in April 2016. Both ASUs clarify implementation guidance in ASC Topic 606. The effective date of these updates is the same as the effective date and transition requirements of ASU No. 2014-09.

        The majority of the Corporation's revenue is generated from energy sales to customers based on published tariff rates, as approved by the respective regulators, and is expected to be in the scope of ASU No. 2014-09. Fortis has not yet selected a transition method and is assessing the impact that the adoption of this standard, and all related ASUs, will have on its consolidated financial statements and related disclosures. The Corporation plans to have this assessment substantially complete by the end of 2016.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

3. FUTURE ACCOUNTING PRONOUNCEMENTS (Continued)

Recognition and Measurement of Financial Assets and Financial Liabilities

        ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, was issued in January 2016 and the amendments in this update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most notably, the amendments require the following: (i) equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) to be measured at fair value through earnings; however, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and financial liabilities to be presented separately in the notes to the consolidated financial statements, grouped by measurement category and form of financial asset. This update is effective for annual and interim periods beginning after December 15, 2017. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Leases

        ASU No. 2016-02 was issued in February 2016 and the amendments in this update create ASC Topic 842, Leases, and supersede lease requirements in ASC Topic 840, Leases. The main provision of ASC Topic 842 is the recognition of lease assets and lease liabilities on the balance sheet by lessees for those leases that were previously classified as operating leases. For operating leases, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the balance sheet; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. These amendments also require qualitative disclosures along with specific quantitative disclosures. This update is effective for annual and interim periods beginning after December 15, 2018 and is to be applied using a modified retrospective approach with practical expedient options. Early adoption is permitted. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Improvements to Employee Share-Based Payment Accounting

        ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, was issued in March 2016 as part of FASB's simplification initiative. The areas for simplification in this update involve several aspects of accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for annual and interim periods beginning after December 15, 2016. Early adoption is permitted, however, an entity that elects early adoption must adopt all the amendments in the same period. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

4. SEGMENTED INFORMATION

        Information by reportable segment is as follows:

	REGULATED
	United States			Canada
	Electric & Gas			Gas	Electric					NON-REGULATED
Quarter Ended March 31, 2016 ($ millions)	UNS Energy	Central Hudson	Total	FortisBC Energy	Fortis Alberta	FortisBC Electric	Eastern Canadian	Total	Caribbean Electric	Energy Infrastructure	Non- Utility	Corporate and Other	Inter- segment eliminations	Total
Revenue	440	249	689	406	142	104	329	981	75	28	—	2	(18)	1,757
Energy supply costs	180	81	261	134	—	40	234	408	37	1	—	—	(15)	692
Operating expenses	153	104	257	71	48	22	35	176	12	7	—	29	(3)	478
Depreciation and amortization	67	16	83	50	45	14	22	131	13	6	—	1	—	234

Operating income	40	48	88	151	49	28	38	266	13	14	—	(28)	—	353
Other income (expenses), net	2	1	3	3	2	—	—	5	3	2	—	3	—	16
Finance charges	26	10	36	31	20	10	14	75	3	1	—	24	—	139
Income tax expense (recovery)	4	15	19	31	—	3	6	40	—	—	—	(17)	—	42

Net earnings (loss)	12	24	36	92	31	15	18	156	13	15	—	(32)	—	188
Non-controlling interests	—	—	—	—	—	—	—	—	3	4	—	—	—	7
Preference share dividends	—	—	—	—	—	—	—	—	—	—	—	19	—	19

Net earnings (loss) attributable to common equity shareholders	12	24	36	92	31	15	18	156	10	11	—	(51)	—	162

Goodwill	1,794	585	2,379	913	227	235	67	1,442	184	—	—	—	—	4,005
Identifiable assets	6,529	2,437	8,966	5,066	3,638	1,888	2,265	12,857	1,027	994	—	294	(127)	24,011

Total assets	8,323	3,022	11,345	5,979	3,865	2,123	2,332	14,299	1,211	994	—	294	(127)	28,016

Gross capital expenditures	120	58	178	87	79	19	28	213	22	11	—	2	—	426

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

4. SEGMENTED INFORMATION (Continued)

	REGULATED
	United States			Canada
	Electric & Gas			Gas	Electric					NON-REGULATED
Quarter Ended March 31, 2015 ($ millions)	UNS Energy	Central Hudson	Total	FortisBC Energy	Fortis Alberta	FortisBC Electric	Eastern Canadian	Total	Caribbean Electric	Energy Infrastructure	Non- Utility	Corporate and Other	Inter- segment eliminations	Total
Revenue	435	292	727	488	146	96	322	1,052	78	7	53	7	(9)	1,915
Energy supply costs	188	134	322	217	—	25	224	466	45	—	—	—	—	833
Operating expenses	135	100	235	70	46	22	39	177	12	3	44	5	(3)	473
Depreciation and amortization	60	14	74	48	41	14	20	123	11	1	6	—	—	215

Operating income	52	44	96	153	59	35	39	286	10	3	3	2	(6)	394
Other income (expenses), net	1	2	3	3	1	—	—	4	1	—	—	9	—	17
Finance charges	23	9	32	34	19	10	14	77	4	—	6	21	(6)	134
Income tax expense (recovery)	10	15	25	34	—	2	6	42	—	—	(1)	(9)	—	57

Net earnings (loss)	20	22	42	88	41	23	19	171	7	3	(2)	(1)	—	220
Non-controlling interests	—	—	—	—	—	—	—	—	2	—	—	—	—	2
Preference share dividends	—	—	—	—	—	—	—	—	—	—	—	20	—	20

Net earnings (loss) attributable to common equity shareholders	20	22	42	88	41	23	19	171	5	3	(2)	(21)	—	198

Goodwill	1,750	571	2,321	913	227	235	67	1,442	179	—	—	—	—	3,942
Identifiable assets	6,217	2,357	8,574	4,864	3,314	1,822	2,195	12,195	1,012	1,035	687	552	(440)	23,615

Total assets	7,967	2,928	10,895	5,777	3,541	2,057	2,262	13,637	1,191	1,035	687	552	(440)	27,557

Gross capital expenditures	193	33	226	118	106	32	35	291	21	11	4	1	—	554

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

4. SEGMENTED INFORMATION (Continued)

        Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The significant related party inter-segment transactions for the three months ended March 31, 2016 and 2015 were as follows:

Significant Related Party Inter-Segment Transactions

	Quarter Ended March 31
($ millions)	2016	2015
Sales from Non-Regulated Energy Infrastructure to Regulated Electric Utilities—Canadian	15	—
Revenue from Regulated Electric Utilities—Canadian to Non-Regulated Energy Infrastructure	3	—
Sales from Regulated Electric Utilities—Canadian to Non-Utility	—	2
Inter-segment finance charges on lending from:
Corporate to Non-Utility	—	6

        The significant related party inter-segment asset balances were as follows:

	As at March 31
($ millions)	2016	2015
Inter-segment lending from:
Non-Regulated Energy Infrastructure to Eastern Canadian Electric Utilities	20	20
Corporate to Regulated Electric Utilities—Canadian	46	—
Corporate to Non-Utility	—	410
Other inter-segment assets—Regulated Electric & Gas Utilities—United States to Corporate	17	—
Other inter-segment assets	44	10

Total inter-segment eliminations	127	440

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

5. REGULATORY ASSETS AND LIABILITIES

        A summary of the Corporation's regulatory assets and liabilities is provided below. For a detailed description of the nature of the Corporation's regulatory assets and liabilities, refer to Note 8 to the Corporation's 2015 annual audited consolidated financial statements.

	As at
($ millions)	March 31, 2016	December 31, 2015
Regulatory assets
Deferred income taxes	932	936
Employee future benefits	593	627
Deferred energy management costs	148	145
Manufactured gas plant ("MGP") site remediation deferral (Note 19)	112	121
Deferred lease costs	99	90
Rate stabilization accounts	93	119
Deferred operating overhead costs	69	66
Derivative instruments (Note 15)	64	74
Final mine reclamation and retiree health care costs (Note 19)	38	39
Deferred net losses on disposal of utility capital assets and intangible assets	32	33
Property tax deferrals	28	30
Springerville Unit 1 unamortized leasehold improvements	26	30
Other regulatory assets	252	222

Total regulatory assets	2,486	2,532
Less: current portion	(247)	(246)

Long-term regulatory assets	2,239	2,286

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

5. REGULATORY ASSETS AND LIABILITIES (Continued)

	As at
($ millions)	March 31, 2016	December 31, 2015
Regulatory liabilities
Non-asset retirement obligation removal cost provision	1,040	1,060
Rate stabilization accounts	170	212
Electric and gas moderator account	78	88
Renewable energy surcharge	44	47
Employee future benefits	40	44
Customer and community benefits obligation	26	32
Other regulatory liabilities	176	155

Total regulatory liabilities	1,574	1,638
Less: current portion	(285)	(298)

Long-term regulatory liabilities	1,289	1,340

6. LONG-TERM DEBT

	As at
($ millions)	March 31, 2016	December 31, 2015
Long-term debt	10,335	10,689
Long-term classification of credit facility borrowings (Note 17)	609	551

Total long-term debt (Note 15)	10,944	11,240
Less: Deferred financing costs	(70)	(72)
Less: Current installments of long-term debt	(396)	(384)

	10,478	10,784

        In April 2016 FortisBC Energy issued $300 million of unsecured debentures in a dual tranche of 10-year $150 million at 2.58% and 30-year $150 million at 3.67%. The net proceeds will be used to repay credit facility borrowings and finance the Company's capital expenditure program.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

7. COMMON SHARES

        Common shares issued during the period were as follows:

	Quarter Ended March 31, 2016
	Number of Shares (in thousands)	Amount ($ millions)
Balance, beginning of period	281,562	5,867
Dividend Reinvestment Plan	779	29
Consumer Share Purchase Plan	7	—
Employee Share Purchase Plan	141	5
Stock Option Plans	560	16
Conversion of convertible debentures	1	—

Balance, end of period	283,050	5,917

8. STOCK-BASED COMPENSATION PLANS

Stock Options

        In February 2016 the Corporation granted 788,188 options to purchase common shares under its 2012 Stock Option Plan ("2012 Plan") at the five-day volume weighted average trading price immediately preceding the date of grant of $37.30. The options granted under the 2012 Plan are exercisable for a period not to exceed ten years from the date of grant, expire no later than three years after the termination, death or retirement of the optionee and vest evenly over a four-year period on each anniversary of the date of grant. Directors are not eligible to receive grants of options under the 2012 Plan.

        The fair value of each option granted was $2.41 per option. The fair value was estimated at the date of grant using the Black-Scholes fair value option-pricing model and the following assumptions:

Dividend yield (%)	3.9
Expected volatility (%)	16.4
Risk-free interest rate (%)	0.7
Weighted average expected life (years)	5.5

Directors' Deferred Share Unit Plan

        In January 2016, 8,085 Deferred Share Units ("DSUs") were granted to the Corporation's Board of Directors, representing the first quarter equity component of the Directors' annual compensation and, where opted, their first quarter component of annual retainers in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is entitled to accrue notional common share dividends equivalent to those declared by the Corporation's Board of Directors. The DSUs are fully vested at the date of grant.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

8. STOCK-BASED COMPENSATION PLANS (Continued)

Performance Share Unit Plans

        In February 2016 the Corporation granted 341,241 Performance Share Units ("PSUs") under the 2015 PSU Plan to senior management of the Corporation and its subsidiaries. The Corporation's PSU Plans represent a component of long-term compensation awarded to senior management of the Corporation and its subsidiaries. Each PSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three-year vesting and performance period, at which time a cash payment may be made. Each PSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation's Board of Directors. As at March 31, 2016, the estimated payout percentages for the grants under the 2013 and 2015 PSU Plans ranged from 82% to 112%.

Restricted Share Unit Plans

        In February 2016 the Corporation granted 70,393 Restricted Share Units ("RSUs") under the 2015 RSU Plan to senior management of the Corporation and its subsidiaries. The Corporation's RSU Plan represents a component of long-term compensation awarded to senior management of the Corporation and its subsidiaries. Each RSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three-year vesting period, at which time a cash payment may be made. Each RSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation's Board of Directors.

        For the three months ended March 31, 2016, stock-based compensation expense of approximately $9 million was recognized ($4 million for the three months ended March 31, 2015).

9. EMPLOYEE FUTURE BENEFITS

        The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

9. EMPLOYEE FUTURE BENEFITS (Continued)

post-employment benefit ("OPEB") plans for qualifying employees. The net benefit cost of providing the defined benefit pension and OPEB plans is detailed in the following table.

	Quarter Ended March 31
	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2016	2015	2016	2015
Components of net benefit cost:
Service costs	16	17	4	4
Interest costs	27	27	6	6
Expected return on plan assets	(36)	(34)	(3)	(3)
Amortization of actuarial losses	12	14	—	1
Amortization of past service credits	—	—	(3)	(3)
Regulatory adjustments	2	—	2	2

Net benefit cost	21	24	6	7

        For the three months ended March 31, 2016, the Corporation expensed $8 million ($8 million for the three months ended March 31, 2015) related to defined contribution pension plans.

10. OTHER INCOME (EXPENSES), NET

	Quarter Ended March 31
($ millions)	2016	2015
Equity component of allowance for funds used during construction ("AFUDC")	7	4
Equity income—Belize Electricity	2	—
Interest income	2	3
Net foreign exchange gain	—	9
Other income (expenses), net	5	1

	16	17

        The net foreign exchange gain related to the translation into Canadian dollars of the Corporation's previous US dollar-denominated long-term other asset, that represented the book value of the Corporation's expropriated investment in Belize Electricity, which was settled in August 2015.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

11. FINANCE CHARGES

	Quarter Ended March 31
($ millions)	2016	2015
Interest—Long-term debt and capital lease and finance obligations	145	140
—Short-term borrowings	2	3
Debt component of AFUDC	(8)	(9)

	139	134

12. INCOME TAXES

        Income taxes differ from the amount that would be expected to be generated by applying the enacted combined Canadian federal statutory and provincial income tax rate to earnings before income taxes. The following is a reconciliation of consolidated statutory income taxes to consolidated effective income taxes.

	Quarter Ended March 31
($ millions, except as noted)	2016	2015
Combined Canadian federal and provincial statutory income tax rate	27.5%	29.0%

Statutory income tax rate applied to earnings before income taxes	63	80
Difference between Canadian statutory rate and rates applicable to foreign subsidiaries	(8)	(3)
Difference between Canadian provincial statutory rates applicable to subsidiaries in different Canadian jurisdictions	(2)	(5)
Items capitalized for accounting purposes but expensed for income tax purposes	(13)	(15)
Other	2	—

Income tax expense	42	57

Effective income tax rate	18.3%	20.6%

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

13. EARNINGS PER COMMON SHARE

        The Corporation calculates earnings per common share ("EPS") on the weighted average number of common shares outstanding. Diluted EPS is calculated using the treasury stock method for options and the "if-converted" method for convertible securities.

        EPS was as follows:

	Quarter Ended March 31
	2016			2015
	Net Earnings to Common Shareholders ($ millions)	Weighted Average Number of Shares (millions)	EPS	Net Earnings to Common Shareholders ($ millions)	Weighted Average Number of Shares (millions)	EPS
Basic EPS(1)	162	282.4	$0.57	198	276.7	$0.72

Effect of potential dilutive securities:
Stock Options	—	0.6		—	1.0
Preference Shares	2	5.6		2	5.4

Diluted EPS	164	288.6	$0.57	200	283.1	$0.71

(1)
The Corporation's Directors DSUs are considered participating securities as they participate in dividend equivalents and these securities are fully vested at the time of grant. The impact of the DSUs have been included in the weighted average number of shares outstanding for purposes of calculating EPS.

14. SUPPLEMENTARY INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended March 31
($ millions)	2016	2015
Change in non-cash operating working capital:
Accounts receivable and other current assets	63	(24)
Prepaid expenses	(17)	(2)
Inventories	51	60
Regulatory assets—current portion	7	39
Accounts payable and other current liabilities	(69)	(10)
Regulatory liabilities—current portion	(5)	14

	30	77

Non-cash investing and financing activities:
Common share dividends reinvested	29	34
Additions to utility capital assets and intangible assets included in current liabilities and long-term other liabilities	126	196
Contributions in aid of construction included in current assets	4	5
Exercise of stock options into common shares	2	2

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

15. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

        Fair value is the price at which a market participant could sell an asset or transfer a liability to an unrelated party. A fair value measurement is required to reflect the assumptions that market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique, such as a pricing model, and the risks inherent in the inputs to the model. A fair value hierarchy exists that prioritizes the inputs used to measure fair value.

        The three levels of the fair value hierarchy are defined as follows:

  Level
  1:   Fair value determined using unadjusted quoted prices in active markets;

  Level
  2:   Fair value determined using pricing inputs that are observable; and

  Level
  3:   Fair value determined using unobservable inputs only when relevant observable inputs are not available.

        The fair values of the Corporation's financial instruments, including derivatives, reflect point-in-time estimates based on current and relevant market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

        The following table presents, by level within the fair value hierarchy, the Corporation's assets and liabilities accounted for at fair value on a recurring basis. These assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement and there were no transfers between the levels in the periods presented. For derivative instruments, the Corporation has

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

15. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

elected gross presentation for its derivative contracts under master netting agreements and collateral positions.

		As at
($ millions)	Fair value hierarchy	March 31, 2016	December 31, 2015
Assets
Energy contracts subject to regulatory deferral(1)(2)(3)	Levels 2/3	5	7
Energy contracts not subject to regulatory deferral(1)(2)	Level 3	1	2
Available-for-sale investment(4)	Level 1	37	33
Assets held for sale(5)	Level 2	—	9
Other investments(6)	Level 1	11	12

Total gross assets		54	63

Less: Counterparty netting not offset on the balance sheet(7)		(3)	(6)

Total net assets		51	57

Liabilities
Energy contracts subject to regulatory deferral(1)(2)(8)	Levels 1/2/3	67	78
Interest rate swaps—cash flow hedges(9)	Level 2	4	5

Total gross liabilities		71	83

Less: Counterparty netting not offset on the balance sheet(7)		(3)	(6)

Total net liabilities		68	77

(1)
The fair value of the Corporation's energy contracts is recorded in accounts receivable and other current assets, long-term other assets, accounts payable and other current liabilities and long-term other liabilities. Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts.

(2)
Changes in one or more of the unobservable inputs could have a significant impact on the fair value measurement depending on the magnitude and direction of the change for each input. The impacts of changes in fair value are subject to regulatory recovery, with the exception of long-term wholesale trading contracts.

(3)
As at March 31, 2016, includes $3 million—level 2 and $2 million—level 3 (December 31, 2015—$2 million—level 2 and $5 million—level 3)

(4)
The available-for-sale investment is recorded in long-term other assets and unrealized gains and losses arising from changes in fair value are recorded in other comprehensive income until they become realized and are reclassified to earnings.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

15. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

(5)
As at December 31, 2015, assets held for sale were associated with the Walden hydroelectric generating facility and were included in accounts receivable and other current assets on the consolidated balance sheet.

(6)
Included in long-term other assets on the consolidated balance sheet

(7)
Certain energy contracts are subject to legally enforceable master netting arrangements to mitigate credit risk and netted by counterparty where the intent and legal right to offset exists.

(8)
As at March 31, 2016, includes $32 million—level 2 and $35 million—level 3 (December 31, 2015—$1 million—level 1, $52 million—level 2 and $25 million—level 3)

(9)
The fair value of the Corporation's interest rate swaps is recorded in accounts payable and other current liabilities and long-term other liabilities. Unrealized gains and losses arising from changes in fair value are recorded in other comprehensive income until they become realized and are reclassified to earnings.

Derivative Instruments

        The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. The fair value of derivative instruments are estimates of the amounts that the utilities would receive or have to pay to terminate the outstanding contracts as at the balance sheet dates.

Energy Contracts Subject to Regulatory Deferral

        UNS Energy holds electricity power purchase contracts and gas swap and option contracts to reduce its exposure to energy price risk associated with purchased power and gas requirements. UNS Energy primarily applies the market approach for fair value measurements using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships and transmission and line losses. The fair value of gas option contracts is estimated using a Black-Scholes option-pricing model, which includes inputs such as implied volatility, interest rates, and forward price curves. UNS Energy also considers the impact of counterparty credit risk using current and historical default and recovery rates, as well as its own credit risk using credit default swap data.

        Central Hudson holds electricity swap contracts and gas swap and option contracts to minimize commodity price volatility for electricity and natural gas purchases by fixing the effective purchase price for the defined commodities. The fair value of the electricity swap contracts and gas swap and option contracts was calculated using forward pricing provided by independent third parties.

        FortisBC Energy holds gas supply contract premiums to fix the effective purchase price of natural gas, as the majority of the natural gas supply contracts have floating, rather than fixed, prices. The fair value of the natural gas derivatives was calculated using the present value of cash flows based on market prices and forward curves for the cost of natural gas.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

15. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

        As at March 31, 2016, these energy contract derivatives were not designated as hedges; however, any unrealized gains or losses associated with changes in the fair value of the derivatives are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. These unrealized losses and gains would otherwise be recorded in earnings. As at March 31, 2016, unrealized losses of $64 million (December 31, 2015—$74 million) were recognized in regulatory assets and unrealized gains of $2 million were recognized in regulatory liabilities (December 31, 2015—$3 million) (Note 5).

Energy Contracts Not Subject to Regulatory Deferral

        In June 2015 UNS Energy entered into long-term wholesale trading contracts that qualify as derivative instruments. The unrealized gains and losses on these derivative instruments are recorded in earnings, as they do not qualify for regulatory deferral. Ten percent of any realized gains on these contracts are shared with the ratepayer through UNS Energy's rate stabilization accounts.

Cash Flow Hedges

        UNS Energy holds an interest rate swap, expiring in 2020, to mitigate its exposure to volatility in variable interest rates on lease debt. The after-tax unrealized gains and losses on cash flow hedges are recorded in other comprehensive income and reclassified to earnings as they become realized. The loss expected to be reclassified to earnings within the next 12 months is estimated to be approximately $1 million. The realized losses from cash flow hedges were less than $1 million for the three months ended March 31, 2016 and 2015.

        Central Hudson holds interest rate cap contracts expiring in 2017 and 2019 on bonds with a total principal amount of US$64 million. Variations in the interest costs of the bonds, including any gains or losses associated with the interest rate cap contracts, are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulator and do not impact earnings.

        Cash flows associated with the settlement of all derivative instruments are included in operating activities on the Corporation's consolidated statement of cash flows.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

15. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (Continued)

Volume of Derivative Activity

        As at March 31, 2016, the following notional volumes related to electricity and natural gas derivatives that are expected to be settled are outlined below.

Volume	Maturity (year)	Contracts (#)	2016	2017	2018	2019	2020	There- after
Energy contracts subject to regulatory deferral:
Electricity swap contracts (gigawatt hours ("GWh"))	2019	7	749	730	438	219	—	—
Electricity power purchase contracts (GWh)	2017	28	983	145	—	—	—	—
Gas swap and option contracts (petajoules ("PJ"))	2018	125	24	11	4	—	—	—
Gas supply contract premiums (PJ)	2024	93	79	46	44	26	22	63
Energy contracts not subject to regulatory deferral:
Long-term wholesale trading contracts (GWh)	2016	6	655	—	—	—	—	—

Financial Instruments Not Carried At Fair Value

        The following table discloses the estimated fair value measurements of the Corporation's financial instruments not carried at fair value. The fair values were measured using Level 2 pricing inputs, except as noted. The carrying values of the Corporation's consolidated financial instruments approximate their fair values, reflecting the short-term maturity, normal trade credit terms and/or nature of these instruments, except as follows:

	As at
	March 31, 2016		December 31, 2015
(Liability) ($ millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long-term debt, including current portion (Note 6)(1)	(10,944)	(12,015)	(11,240)	(12,614)
Waneta Partnership promissory note(2)	(57)	(60)	(56)	(59)

(1)
The Corporation's $200 million unsecured debentures due 2039 and consolidated borrowings under credit facilities classified as long-term debt of $609 million (December 31, 2015—$551 million) are valued using Level 1 inputs. All other long-term debt is valued using Level 2 inputs.

(2)
Included in long-term other liabilities on the consolidated balance sheet (Note 16).

        The fair value of long-term debt is calculated using quoted market prices when available. When quoted market prices are not available, as is the case with the Waneta Partnership promissory note and certain long-term debt, the fair value is determined by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt or promissory note prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

16. VARIABLE INTEREST ENTITY

        On adoption of ASU No. 2015-02, Amendments to the Consolidation Analysis, effective January 1, 2016, Fortis was required to reassess its limited partnerships under the voting interest model. As a result, the Corporation's ownership interest in the Waneta Partnership is considered to be a variable interest entity ("VIE") based on an assessment of the rights of the limited partners and the general partner. It was determined under the VIE model that the Corporation is the primary beneficiary of the Waneta Partnership and should, therefore, continue to consolidate its investment. As the primary beneficiary, the Corporation has the power to direct the activities of the partnership and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the partnership, as discussed below.

        The purpose of the Waneta Partnership was to construct, own and operate the Waneta Expansion hydroelectric generating facility dam ("Waneta Expansion") on the Pend d'Oreille River south of Trail, British Columbia, which was completed in April 2015. The Corporation has a 51% controlling ownership interest in the Waneta Partnership, with Columbia Power Corporation and Columbia Basin Trust ("CPC/CBT") holding the remaining 49% interest. The general partner, which is owned by the Corporation and CPC/CBT in the same proportion as the Waneta Partnership, has a 0.01% interest in the Waneta Partnership. Each partner pays its proportionate share of the costs and is entitled to a proportionate share of the net revenue and expenses. The construction of the Waneta Expansion was jointly financed and managed by the Corporation and CPC/CBT. The Waneta Expansion is operated and maintained by a wholly owned subsidiary of the Corporation and output is sold to BC Hydro and FortisBC Electric under 40-year contracts.

        The table below details the assets and liabilities of the Waneta Partnership included in the Corporation's consolidated balance sheets.

	As at
($ millions)	March 31, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	16	23
Accounts receivable and other current assets	13	14
Utility capital assets	706	708
Intangible assets	30	30

	765	775

LIABILITIES
Accounts payable and current liabilities	10	18
Other liabilities (Note 15)	74	74

	84	92

        For the three months ended March 31, 2016, the Waneta Partnership reported revenue of $19 million, operating expenses of $5 million, depreciation and amortization expense of $5 million and finance charges of $1 million.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

17. FINANCIAL RISK MANAGEMENT

        The Corporation is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments in the normal course of business.

Credit risk	Risk that a counterparty to a financial instrument might fail to meet its obligations under the terms of the financial instrument.
Liquidity risk	Risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
Market risk
Risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. The Corporation is exposed to foreign exchange risk, interest rate risk and commodity price risk.

Credit Risk

        For cash equivalents, trade and other accounts receivable, and long-term other receivables, the Corporation's credit risk is generally limited to the carrying value on the consolidated balance sheet. The Corporation generally has a large and diversified customer base, which minimizes the concentration of credit risk. The Corporation and its subsidiaries have various policies to minimize credit risk, which include requiring customer deposits, prepayments and/or credit checks for certain customers and performing disconnections and/or using third-party collection agencies for overdue accounts.

        FortisAlberta has a concentration of credit risk as a result of its distribution service billings being to a relatively small group of retailers. As at March 31, 2016, FortisAlberta's gross credit risk exposure was approximately $117 million, representing the projected value of retailer billings over a 37-day period. The Company has reduced its exposure to $1 million by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

        UNS Energy, Central Hudson and FortisBC Energy may be exposed to credit risk in the event of non-performance by counterparties to derivative instruments. The Companies use netting arrangements to reduce credit risk and net settle payments with counterparties where net settlement provisions exist. They also limit credit risk by only dealing with counterparties that have investment-grade credit ratings. At UNS Energy, contractual arrangements also contain certain provisions requiring counterparties to derivative instruments to post collateral under certain circumstances.

Liquidity Risk

        The Corporation's consolidated financial position could be adversely affected if it, or one of its subsidiaries, fails to arrange sufficient and cost-effective financing to fund, among other things, capital expenditures, acquisitions and the repayment of maturing debt. The ability to arrange sufficient and cost-effective financing is subject to numerous factors, including the consolidated results of operations and financial position of the Corporation and its subsidiaries, conditions in capital and bank credit markets, ratings assigned by rating agencies and general economic conditions.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

17. FINANCIAL RISK MANAGEMENT (Continued)

        To help mitigate liquidity risk, the Corporation and its regulated utilities have secured committed credit facilities to support short-term financing of capital expenditures and seasonal working capital requirements.

        The Corporation's committed corporate credit facility is used for interim financing of acquisitions and for general corporate purposes. Depending on the timing of cash payments from subsidiaries, borrowings under the Corporation's committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends. As at March 31, 2016, over the next five years, average annual consolidated fixed-term debt maturities and repayments are expected to be approximately $240 million. The combination of available credit facilities and relatively low annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

        As at March 31, 2016, the Corporation and its subsidiaries had consolidated credit facilities of approximately $3.5 billion, of which approximately $2.3 billion was unused, including $590 million unused under the Corporation's committed revolving corporate credit facility. The credit facilities are syndicated mostly with the seven largest Canadian banks, as well as large banks in the United States, with no one bank holding more than 20% of these facilities. Approximately $3.3 billion of the total credit facilities are committed facilities with maturities ranging from 2016 through 2020.

        The following summary outlines the credit facilities of the Corporation and its subsidiaries.

			As at
($ millions)	Regulated Utilities	Corporate and Other	March 31, 2016	December 31, 2015
Total credit facilities(1)	2,161	1,324	3,485	3,565
Credit facilities utilized:
Short-term borrowings(2)	(477)	—	(477)	(511)
Long-term debt (Note 6)(3)	(110)	(499)	(609)	(551)
Letters of credit outstanding	(69)	(36)	(105)	(104)

Credit facilities unused	1,505	789	2,294	2,399

(1)
Total credit facilities exclude a $300 million option to increase the Corporation's committed corporate credit facility, as discussed below.
(2)
The weighted average interest rate on short-term borrowings was approximately 1.0% as at March 31, 2016 (December 31, 2015—1.0%).
(3)
As at March 31, 2016, credit facility borrowings classified as long-term debt included $110 million in current installments of long-term debt on the consolidated balance sheet (December 31, 2015—$71 million). The weighted average interest rate on credit facility borrowings classified as long-term debt was approximately 1.7% as at March 31, 2016 (December 31, 2015—1.5%).

        As at March 31, 2016 and December 31, 2015, certain borrowings under the Corporation's and subsidiaries' credit facilities were classified as long-term debt. These borrowings are under long-term committed credit facilities and it is management's intention to refinance these borrowings with

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

17. FINANCIAL RISK MANAGEMENT (Continued)

long-term permanent financing during future periods. The significant changes in credit facilities from that disclosed in the Corporation's 2015 annual audited consolidated financial statements are as follows.

        In April 2016 FortisBC Electric amended its $150 million unsecured committed revolving credit facility to now mature in May 2019.

        In April 2016 FHI amended its unsecured committed revolving credit facility resulting in an increase in the facility to $50 million and an extension of the maturity date to April 2019.

        In April 2016 the Corporation amended its $1 billion unsecured committed revolving credit facility, resulting in an extension of the maturity date to July 2021. The Corporation has the option to increase the facility to $1.3 billion from $1 billion. As at March 31, 2016, the Corporation has not yet exercised this option.

        In connection with the pending Acquisition of ITC, in February 2016 the Corporation obtained commitments of US$2.0 billion from Goldman Sachs Bank USA to bridge the long-term debt financing ("Debt Bridge Facility") and US$1.7 billion from The Bank of Nova Scotia to primarily bridge the sale of the minority investment in ITC ("Equity Bridge Facilities"). These non-revolving term senior unsecured credit facilities are repayable in full on the first anniversary of their advance. Goldman Sachs Bank USA has syndicated 60% of the Debt Bridge Facility to three other financial institutions, each of which have agreed to provide 20% of such facility. The Bank of Nova Scotia may syndicate a portion of the Equity Bridge Facilities. The credit facilities table does not include the US$3.7 billion Acquisition credit facilities.

        The Corporation and its currently rated utilities target investment-grade credit ratings to maintain capital market access at reasonable interest rates. As at March 31, 2016, the Corporation's credit ratings were as follows:

Standard & Poor's ("S&P")	A- / Negative (long-term corporate credit rating)
BBB+ / Negative (unsecured debt credit rating)
DBRS	A (low) / Under Review—Negative Implications (unsecured debt credit rating)

        The above-noted credit ratings reflect the Corporation's low business-risk profile and diversity of its operations, the stand-alone nature and financial separation of each of the regulated subsidiaries of Fortis, and management's commitment to maintaining reasonable levels of debt at the holding company level. In February 2016, after the announcement by Fortis that it had entered into an agreement to acquire ITC, S&P affirmed the Corporation's long-term corporate credit rating at A-, revised its unsecured debt credit rating to BBB+ from A-, and revised its outlook on the Corporation to negative from stable. Similarly, in February 2016 DBRS placed the Corporation's credit rating under review with negative implications.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

17. FINANCIAL RISK MANAGEMENT (Continued)

Market Risk

Foreign Exchange Risk

        The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased the above-noted exposure through the use of US dollar-denominated borrowings at the corporate level. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of the Corporation's foreign subsidiaries' earnings, which are denominated in US dollars. The reporting currency of UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and Belize Electric Company Limited is the US dollar.

        As at March 31, 2016, the Corporation's corporately issued US$1,540 million (December 31, 2015—US$1,535 million) long-term debt had been designated as an effective hedge of a portion of the Corporation's foreign net investments. As at March 31, 2016, the Corporation had approximately US$3,153 million (December 31, 2015—US$3,137 million) in foreign net investments remaining to be hedged. Foreign currency exchange rate fluctuations associated with the translation of the Corporation's corporately issued US dollar-denominated borrowings designated as effective hedges are recorded on the consolidated balance sheet in accumulated other comprehensive income and serve to help offset unrealized foreign currency exchange gains and losses on the net investments in foreign subsidiaries, which gains and losses are also recorded on the consolidated balance sheet in accumulated other comprehensive income.

        On an annual basis, it is estimated that a 5 cent, or 5%, increase or decrease in the US dollar relative to the Canadian dollar exchange rate of US$1.00=CDN$1.30 as at March 31, 2016 would increase or decrease earnings per common share of Fortis by approximately 4 cents, excluding the pending acquisition of ITC. Management will continue to hedge future exchange rate fluctuations related to the Corporation's foreign net investments and US dollar-denominated earnings streams, where possible, through future US dollar-denominated borrowings, and will continue to monitor the Corporation's exposure to foreign currency fluctuations on a regular basis.

Interest Rate Risk

        The Corporation and most of its subsidiaries are exposed to interest rate risk associated with borrowings under variable-rate credit facilities, variable-rate long-term debt and the refinancing of long-term debt. The Corporation and its subsidiaries may enter into interest rate swap agreements to help reduce this risk.

Commodity Price Risk

        UNS Energy is exposed to commodity price risk associated with changes in the market price of gas, purchased power and coal. Central Hudson is exposed to commodity price risk associated with changes in the market price of electricity and natural gas. FortisBC Energy is exposed to commodity price risk associated with changes in the market price of natural gas. The risks have been reduced by

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

17. FINANCIAL RISK MANAGEMENT (Continued)

entering into derivative contracts that effectively fix the price of natural gas, power and electricity purchases. These derivative instruments are recorded on the consolidated balance sheet at fair value and any change in the fair value is deferred as a regulatory asset or liability, as permitted by the regulators, for recovery from, or refund to, customers in future rates (Note 15).

18. COMMITMENTS

        There were no material changes in the nature and amount of the Corporation's commitments from the commitments disclosed in the Corporation's 2015 annual audited consolidated financial statements, except as follows.

        UNS Energy is party to renewable power purchase agreements totalling approximately US$1,190 million as at March 31, 2016, which require UNS Energy to purchase 100% of the output of certain renewable energy generation facilities that have achieved commercial operation. In March 2016 one of the facilities achieved commercial operation, increasing estimated future payments of renewable power purchase contracts by US$58 million as at March 31, 2016.

        In January 2016 the ownership of the San Juan generating station was restructured and a new coal supply agreement came into effect under which TEP's minimum purchase obligations are US$137 million as at March 31, 2016.

        In February 2016 TEP entered into a settlement agreement with third-party owners of Springerville Unit 1 to purchase the third-party owners' 50.5% undivided interest in Springerville Unit 1 for US$85 million. The purchase is expected to close in the second quarter of 2016 (Note 19).

19. CONTINGENCIES

        The Corporation and its subsidiaries are subject to various legal proceedings and claims associated with the ordinary course of business operations. Management believes that the amount of liability, if any, from these actions would not have a material adverse effect on the Corporation's consolidated financial position, results of operations or cash flows.

        The following describes the nature of the Corporation's contingencies.

UNS Energy

Springerville Unit 1

        In February 2016 TEP entered into an agreement with the third-party owners for the settlement and release of asserted claims and the purchase and sale of beneficial interests in Springerville Unit 1 (the "Agreement"). The Agreement provides that TEP will purchase the third-party owners' 50.5% undivided interest in Springerville Unit 1 for US$85 million and the third-party owners will pay TEP US$13 million for operating costs related to Springerville Unit 1 incurred on behalf of the third-party owners. Upon completion of the purchase, all outstanding disputes, pending litigation and arbitration proceedings between TEP and the third-party owners will be dismissed with prejudice.

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

19. CONTINGENCIES (Continued)

        The purchase of the third-party owners' undivided interest in Springerville Unit 1 is subject to, among other things, FERC approval and satisfaction of other customary closing conditions. TEP expects the purchase to close in the second quarter of 2016. However, there is no assurance that the settlement will be finalized or that the litigation will not continue. Therefore, at this time TEP cannot predict the outcome of the claims relating to Springerville Unit 1, and, due to the general and non-specific scope and nature of the claims, TEP cannot determine estimates of the range of loss, if any, at this time and, accordingly no amount has been accrued in the consolidated financial statements. Should the litigation matters continue, TEP intends to continue vigorously defending itself against the claims asserted by the third-party owners and to vigorously pursue the claims it has asserted against the owner trustees and co-trustees.

        The following is the history of the outstanding disputes and pending litigation and arbitration proceedings between TEP and the third-party owners.

        In November 2014 the Springerville Unit 1 third-party owners filed a complaint ("FERC Action") against TEP with FERC, alleging that TEP had not agreed to wheel power and energy for the third-party owners in the manner specified in the existing Springerville Unit 1 facility support agreement between TEP and the third-party owners and for the cost specified by the third-party owners. The third-party owners requested an order from FERC requiring such wheeling of the third-party owners' energy from their Springerville Unit 1 interests beginning in January 2015 for the price specified by the third-party owners. In February 2015 FERC issued an order denying the third-party owners' complaint. In March 2015 the third-party owners filed a request for rehearing in the FERC Action, which FERC denied in October 2015. In December 2015 the third-party owners appealed FERC's order denying the third-party owners' complaint to the U.S. Court of Appeals for the Ninth Circuit. In December 2015 TEP filed an unopposed motion to intervene in the Ninth Circuit appeal.

        In December 2014 the third-party owners filed a complaint ("New York Action") against TEP in the Supreme Court of the State of New York, New York County. In response to motions filed by TEP to dismiss various counts and compel arbitration of certain of the matters alleged and the court's subsequent ruling on the motions, the third-party owners have amended the complaint three times, dropping certain of the allegations and raising others in the New York Action and in the arbitration proceeding described below. As amended, the New York Action alleges, among other things, that TEP failed to properly operate, maintain and make capital investments in Springerville Unit 1 during the term of the leases; and that TEP breached the lease transaction documents by refusing to pay certain of the third-party owners' claimed expenses. The third amended complaint seeks US$71 million in liquidated damages and direct and consequential damages in an amount to be determined at trial. The third-party owners have also agreed to stay their claim that TEP has not agreed to wheel power and energy as required pending the outcome of the FERC Action. In November 2015 the third-party owners filed a motion for summary judgment on their claim that TEP failed to pay certain of the third-party owners' claimed expenses.

        In December 2014 and January 2015, Wilmington Trust Company, as owner trustees and lessors under the leases of the third-party owners, sent notices to TEP that alleged that TEP had defaulted under the third-party owners' leases. The notices demanded that TEP pay liquidated damages totalling

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

19. CONTINGENCIES (Continued)

approximately US$71 million. In letters to the owner trustees, TEP denied the allegations in the notices.

        In April 2015 TEP filed a demand for arbitration with the American Arbitration Association ("AAA") seeking an award of the owner trustees and co-trustees' share of unreimbursed expenses and capital expenditures for Springerville Unit 1. In June 2015 the third-party owners filed a separate demand for arbitration with the AAA alleging, among other things, that TEP has failed to properly operate, maintain and make capital investments in Springerville Unit 1 since the leases have expired. The third-party owners' arbitration demand seeks declaratory judgments, damages in an amount to be determined by the arbitration panel and the third-party owners' fees and expenses. TEP and the third-party owners have since agreed to consolidate their arbitration demands into one proceeding. In August 2015 the third-party owners filed an amended arbitration demand adding claims that TEP has converted the third-party owners' water rights and certain emission reduction payments and that TEP is improperly dispatching the third-party owners' unscheduled Springerville Unit 1 power and capacity.

        In October 2015 the arbitration panel granted TEP's motion for interim relief, ordering the owner trustees and co-trustees to pay TEP their pro-rata share of unreimbursed expenses and capital expenditures for Springerville Unit 1 during the pendency of the arbitration. The arbitration panel also denied the third-party owners' motion for interim relief, which had requested that TEP be enjoined from dispatching the third-party owners' unscheduled Springerville Unit 1 power and capacity. TEP has been scheduling the third-party owners' entitlement share of power from Springerville Unit 1, as permitted under the Springerville Unit 1 facility support agreement, since June 2015.

        In November 2015 TEP filed a petition to confirm the interim arbitration order in the Supreme Court of the State of New York naming owner trustee and co-trustee as respondents. The petition seeks an order from the court confirming the interim arbitration order under the Federal Arbitration Act. In December 2015 the owner trustees filed an answer to the petition and a cross-motion to vacate the interim arbitration order.

        As at March 31, 2016, TEP billed the third-party owners approximately US$29 million for their pro-rata share of Springerville Unit 1 expenses and US$6 million for their pro-rata share of capital expenditures, none of which had been paid as of May 2, 2016.

Mine Reclamation Costs

        TEP pays ongoing reclamation costs related to coal mines that supply generating stations in which the Company has an ownership interest but does not operate. TEP is liable for a portion of final reclamation costs upon closure of the mines servicing the San Juan, Four Corners and Navajo generating stations. TEP's share of reclamation costs at all three mines is expected to be US$42 million upon expiration of the coal supply agreements, which expire between 2019 and 2031. The mine reclamation liability recorded as at March 31, 2016 was US$25 million (December 31, 2015—US$25 million) and represents the present value of the estimated future liability.

        Amounts recorded for final reclamation are subject to various assumptions, such as estimations of reclamation costs, the dates when final reclamation will occur, and the expected inflation rate. As these

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

19. CONTINGENCIES (Continued)

assumptions change, TEP will prospectively adjust the expense amounts for final reclamation over the remaining coal supply agreements' terms.

        TEP is permitted to fully recover these costs from retail customers and, accordingly, these costs are deferred as a regulatory asset (Note 5).

Central Hudson

Site Investigation and Remediation Program

        Central Hudson and its predecessors owned and operated MGPs to serve their customers' heating and lighting needs. These plants manufactured gas from coal and oil beginning in the mid to late 1800s, with all sites ceasing operations by the 1950s. This process produced certain by-products that may pose risks to human health and the environment.

        The New York State Department of Environmental Conservation ("DEC"), which regulates the timing and extent of remediation of MGP sites in New York State, has notified Central Hudson that it believes the Company or its predecessors at one time owned and/or operated MGPs at seven sites in Central Hudson's franchise territory. The DEC has further requested that the Company investigate and, if necessary, remediate these sites under a Consent Order, Voluntary Clean-up Agreement or Brownfield Clean-up Agreement. Central Hudson accrues for remediation costs based on the amounts that can be reasonably estimated. As at March 31, 2016, an obligation of US$92 million (December 31, 2015—US$92 million) was recognized in respect of site investigation and remediation and, based upon cost model analysis completed in 2014, it is estimated, with a 90% confidence level, that total costs to remediate these sites over the next 30 years will not exceed US$169 million.

        Central Hudson has notified its insurers and intends to seek reimbursement from insurers for remediation, where coverage exists. Further, as authorized by the PSC, Central Hudson is currently permitted to defer, for future recovery from customers, differences between actual costs for MGP site investigation and remediation and the associated rate allowances, with carrying charges to be accrued on the deferred balances at the authorized pre-tax rate of return. In the three-year rate order issued by the PSC in June 2015, Central Hudson's authorization to defer all site investigation and remediation costs was reaffirmed and extended through June 2018 (Note 5).

Asbestos Litigation

        Prior to and after its acquisition by Fortis, various asbestos lawsuits have been brought against Central Hudson. While a total of 3,351 asbestos cases have been raised, 1,168 remained pending as at March 31, 2016. Of the cases no longer pending against Central Hudson, 2,027 have been dismissed or discontinued without payment by the Company, and Central Hudson has settled the remaining 156 cases. The Company is presently unable to assess the validity of the outstanding asbestos lawsuits; however, based on information known to Central Hudson at this time, including the Company's experience in the settlement and/or dismissal of asbestos cases, Central Hudson believes that the costs which may be incurred in connection with the remaining lawsuits will not have a material effect on its

FORTIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2016 and 2015 (unless otherwise stated)

(Unaudited)

19. CONTINGENCIES (Continued)

financial position, results of operations or cash flows and, accordingly, no amount has been accrued in the consolidated financial statements.

FortisBC Electric

        The Government of British Columbia filed a claim in the British Columbia Supreme Court in June 2012 claiming on its behalf, and on behalf of approximately 17 homeowners, damages suffered as a result of a landslide caused by a dam failure in Oliver, British Columbia in 2010. The Government of British Columbia alleges in its claim that the dam failure was caused by the defendants', which include FortisBC Electric, use of a road on top of the dam. The Government of British Columbia estimates its damages and the damages of the homeowners, on whose behalf it is claiming, to be approximately $15 million. While FortisBC Electric has notified its insurers, it has been advised by the Government of British Columbia that a response to the claim is not required at this time. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

FHI

        In April 2013 FHI and Fortis were named as defendants in an action in the B.C. Supreme Court by the Coldwater Indian Band ("Band"). The claim is in regard to interests in a pipeline right of way on reserve lands. The pipeline on the right of way was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks orders cancelling the right of way and claims damages for wrongful interference with the Band's use and enjoyment of reserve lands. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

20. SUBSEQUENT EVENTS

Acquisition of Aitken Creek Gas Storage Facility

        On April 1, 2016, Fortis acquired ACGS from Chevron for approximately US$266 million. The net purchase price was primarily financed through US dollar-denominated credit facility borrowings under the Corporation's committed revolving credit facility.

        ACGS owns 93.8% of the Aitken Creek gas storage site ("Aitken Creek"), with the remaining share owned by BP Canada Energy Company. Aitken Creek is the only underground natural gas storage facility in British Columbia and has a total working gas capacity of 77 billion cubic feet. The facility is an integral part of Western Canada's natural gas transmission network. ACGS also owns 100% of the North Aitken Creek gas storage site which offers future expansion potential.

FERC Order at TEP

        In April 2016 FERC issued an order relating to late-filed transmission service agreements, which directs TEP to issue time value refunds on revenue collected from relevant counterparties to the agreements in an amount up to $18 million (US$13 million). The refund was recognized in the first quarter of 2016, resulting in a reduction of earnings of $11 million (US$8 million) after tax.

21. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to comply with current period presentation.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

FORTISUS INC.,

ELEMENT ACQUISITION SUB INC.,

FORTIS INC.

and

ITC HOLDINGS CORP.

Dated as of February 9, 2016

INDEX OF DEFINED TERMS

2015 LTIP	13
Acceptable Confidentiality Agreement	87
Acquisition Proposal	56
Affiliate	87
Agreement	1
Antitrust Authorities	61
Applicable Date	16
Average Price	11
Bankruptcy and Equity Exception	14
Book-Entry Share	3
Business Day	87
Canadian Filings	37
Canadian Securities Regulators	87
Cancelled Shares	3
Certificate	3
Certificate of Merger	2
Charter	2
Chief Executive Officer	77
Circular	23
Closing	2
Closing Date	2
Code	9
Commercial Paper	87
Commitment Letters	30
Committed Financing	31
Company	1
Company Articles of Incorporation	12
Company Board of Directors	1
Company Bylaws	12
Company Capitalization Date	12
Company Change of Recommendation	55
Company Common Stock	12
Company Disclosure Schedule	12
Company Employees	19
Company Financial Advisors	25
Company Material Contract	18
Company Notice	55
Company Plan	19
Company Preferred Stock	12
Company Recommendation	14
Company Requisite Vote	14
Company Securities	13
Company Share	3
Company Shareholders Meeting	58
Company Stock Plans	13
Company Termination Fee	83
Confidentiality Agreement	65
Consent	15
Continuing Employee	66

Contract	87
control	87
Conversion Rate	11
Convertible Debentures	87
Costs	68
Credit Facilities	88
Effective Time	2
End Date	80
Environmental Laws	25
Equity Award Consideration	88
Equivalent Performance Share	88
ERISA	19
ERISA Affiliate	20
ESPPs	5
Exchange Act	88
Exchange Agent	6
Exchange Fund	6
Exemptive Relief	88
FERC	88
Filing	15
Financing	76
Financing Sources	88
First Ultimate Parent AGM	77
FPA	88
GAAP	88
Goldman Commitment Letter	30
Governmental Entity	89
Hazardous Substances	25
HSR Act	89
Indemnified Parties	68
Intellectual Property	89
Interim Period	89
Intervening Event	89
IRS	20
ITC Great Plains	89
ITC Midwest	89
ITC Transmission	89
knowledge	90
Law	90
Legal Restraint	77
Licenses	15
Liens	21
Market Participant	90
Material Adverse Effect	90
MBCA	91
Merger	1
Merger Sub	1
METC	91
Michigan LARA	2
Notice Period	55
Option	4

Parent	1
Parent Disclosure Schedule	27
Parent Termination Payment	91
Parties	1
Party	1
Per Share Cash Consideration	3
Per Share Merger Consideration	3
Per Share Stock Consideration	3
Performance Shares	4
Permanent Financing	76
Permitted Liens	21
Person	91
Proceeding	68
Proxy Statement	23
PUHCA	45
Regional Transmission Organizations	91
Registration Statement	23
Regulated Operating Subsidiaries	92
Representatives	52
Required Financial Statements	71
Required Regulatory Approvals	78
Restricted Stock	4
Retention Program	67
Sarbanes Oxley Act	16
Scotia Commitment Letter	30
SEC	16
SEC Reports	16
Securities Act	16
SEDAR	32
Share Issuance	35
Significant Subsidiary	92
subsidiary	92
Superior Proposal	56
Surviving Corporation	2
Tax Return	23
Taxes	23
Taxing Authority	23
Third Party Investment	92
Third Party Investor	92
Transaction Litigation	70
TSX	11
Ultimate Parent	1
Ultimate Parent Articles of Incorporation	33
Ultimate Parent Board of Directors	1
Ultimate Parent Bylaws	33
Ultimate Parent Capitalization Date	33
Ultimate Parent Change of Recommendation	92
Ultimate Parent Common Stock	33
Ultimate Parent Compensation Plans	34
Ultimate Parent Employees	41
Ultimate Parent First Preference Shares	33

Ultimate Parent Material Contract	39
Ultimate Parent Plan	40
Ultimate Parent Recommendation	35
Ultimate Parent Requisite Vote	35
Ultimate Parent Second Preference Shares	33
Ultimate Parent Securities	34
Ultimate Parent Share	3
Ultimate Parent Shareholders Meeting	59
WARN Act	67
Willful Breach	92

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of February 9, 2016 (this "Agreement"), is entered into among FortisUS Inc., a Delaware corporation ("Parent"), Element Acquisition Sub Inc., a Michigan corporation and a direct subsidiary of Parent ("Merger Sub"), Fortis Inc., a corporation existing under the Corporations Act of Newfoundland and Labrador ("Ultimate Parent"), and ITC Holdings Corp., a Michigan corporation (the "Company" and, together with Ultimate Parent, Parent and Merger Sub, the "Parties" and each, a "Party").

RECITALS

        WHEREAS, the board of directors of the Company (the "Company Board of Directors") has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and (iii) subject to Section 7.1, resolved to recommend approval of this Agreement by the shareholders of the Company;

        WHEREAS, the board of directors of Merger Sub has approved, adopted and declared advisable, this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, the board of directors of Parent has determined that it is in the best interests of Parent and its stockholders to consummate the Merger provided for herein;

        WHEREAS, the board of directors of Ultimate Parent (the "Ultimate Parent Board of Directors") has (i) determined that it is in the best interests of Ultimate Parent and its shareholders to consummate the Merger and the Share Issuance provided for herein and (ii) resolved to recommend approval of the Share Issuance by the shareholders of Ultimate Parent; and

        WHEREAS, the Company, Ultimate Parent, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER

        SECTION 1.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and a subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the MBCA.

        SECTION 1.2    Closing.    The closing for the Merger (the "Closing") shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 9:00 a.m., New York City time, on the third (3rd) Business Day following the day on which the conditions set forth in

Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or (to the extent permitted by applicable Law) waiver of those conditions at the Closing) have been satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement or at such other time and place as the Company and Ultimate Parent may agree in writing. The date on which the Closing occurs is referred to herein as the "Closing Date".

        SECTION 1.3    Effective Time.    At the Closing, the Company, Ultimate Parent and Parent will cause the Merger to be consummated by filing with the Department of Licensing and Regulatory Affairs of the State of Michigan (the "Michigan LARA") a certificate of merger (the "Certificate of Merger"), to be executed, acknowledged and filed with the Michigan LARA as provided in Section 707 of the MBCA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Michigan LARA or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the "Effective Time").

        SECTION 1.4    Articles of Incorporation; Bylaws.

          (a)   At the Effective Time, the articles of incorporation of the Company as the Surviving Corporation (the "Charter") shall be immediately amended in its entirety to read as set forth in Exhibit A, until thereafter amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.10.

          (b)   At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.10.

        SECTION 1.5    Directors and Officers.

          (a)   The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation. The board of directors of the Surviving Corporation shall be comprised initially of not more than nine (9) directors, including the chief executive officer of the Surviving Corporation. Within a transition period of six (6) months after the Effective Time, Parent shall cause the board of directors of the Surviving Corporation to consist of (i) the chief executive officer of the Surviving Corporation, (ii) a minority of representatives of Ultimate Parent, and (iii) a majority of directors independent from Ultimate Parent. The chief executive officer of the Surviving Corporation, the board of directors of the Surviving Corporation and the Ultimate Parent Board of Directors will make recommendations to Parent and the Surviving Corporation regarding the identification and appointment of the independent directors giving consideration to their respective qualifications and ability to provide effective leadership as a member of the board of directors of the Surviving Corporation. The directors of the Surviving Corporation shall be "independent" of any Market Participant in the Midcontinent Independent System Operator, Inc. or the Southwest Power Pool, Inc.

          (b)   The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

        SECTION 2.1    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Ultimate Parent, Parent, Merger Sub or the holders of any of the following securities:

          (a)    Merger Consideration.    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each, a "Company Share") (other than Company Shares owned by Ultimate Parent, Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Ultimate Parent and Company Shares owned by the Company or any of its wholly owned subsidiaries, and in each case not held on behalf of third parties (collectively, the "Cancelled Shares") and the Restricted Stock which shall be treated in accordance with Section 2.2(b) below) shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive (i) an amount equal to $22.57 per Company Share in cash, without interest (the "Per Share Cash Consideration"), and (ii) 0.7520 of a share of validly issued, fully paid and non-assessable Ultimate Parent Common Stock (such share, an "Ultimate Parent Share") per Company Share (the "Per Share Stock Consideration", and together with the Per Share Cash Consideration, the "Per Share Merger Consideration"). At the Effective Time, all of the Company Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a "Certificate") formerly representing any of the Company Shares (other than Cancelled Shares) and each non-certificated Company Share represented by book-entry (other than Cancelled Shares) (a "Book-Entry Share") shall, in each case, thereafter represent only the right to receive the Per Share Merger Consideration, cash in lieu of any fractional shares in accordance with Section 2.6 and any dividends or other distributions pursuant to Section 2.5, in each case without interest and subject to compliance with the procedures for surrender as set forth in Section 2.3.

          (b)    Cancellation of Cancelled Shares.    Each Cancelled Share shall cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

          (c)    Surviving Corporation Shares.    (i) Each share of common stock, no par value, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into one share of common stock, no par value, of the Surviving Corporation; and (ii) the Surviving Corporation shall issue one share of its common stock, no par value, to Parent for each Ultimate Parent Share issued as Per Share Stock Consideration.

        SECTION 2.2    Treatment of Options, Restricted Stock and Performance Shares.

          (a)    Treatment of Options.    Immediately prior to the Effective Time, each outstanding option to purchase shares of Company Common Stock (an "Option") under any Company Stock Plan, shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such Option to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation or Ultimate Parent (on behalf of the Surviving Corporation), an amount in cash equal to the product of (x) the total number of Company Shares subject to the Option multiplied by (y) the excess, if any, of the Equity Award Consideration over the exercise price per Company Share under such Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Option which has a per share exercise price that is greater than or equal to the Equity Award Consideration shall be cancelled at the Effective Time for no consideration or payment.

          (b)    Treatment of Restricted Stock.    Immediately prior to the Effective Time, each outstanding award of restricted stock ("Restricted Stock") under any Company Stock Plan shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such award to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation or Ultimate Parent (on behalf of the Surviving Corporation), (A) an amount in cash equal to the product of (x) the total number of shares of Company Common Stock subject to such award immediately prior to the Effective Time multiplied by (y) the Equity Award Consideration, less applicable Taxes required to be withheld with respect to such payment.

          (c)    Treatment of Performance Shares.    Immediately prior to the Effective Time, each outstanding award of performance shares ("Performance Shares") under any Company Stock Plan shall, automatically and without any required action on the part of the holder thereof, become immediately vested at the higher of the target level of performance and the actual level of performance through the Effective Time, and each Performance Share award shall be cancelled and shall only entitle the holder of such Performance Share award to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Performance Share award immediately prior to the Effective Time as set forth above multiplied by (y) the Equity Award Consideration, less applicable Taxes required to be withheld with respect to such payment. Furthermore, immediately prior to the Effective Time, Equivalent Performance Shares in respect of outstanding Performance Shares shall vest in the same percentage as the Performance Shares underlying such Equivalent Performance Shares pursuant to this Section 2.2(c) (and, to the extent the percentage of the Performance Shares vesting pursuant to this Section 2.2(c) exceeds 100%, additional Equivalent Performance Shares shall be deemed credited to each holder's notional account and vested so that the number of Equivalent Performance Shares deemed credited to such holder's account and vested is equal to the number that would have been held in such account if the number of vested Performance Shares pursuant to this Section 2.2(c) had been issued as of the grant date, rather than the target number of Performance Shares), and each Equivalent Performance Share shall be cancelled and shall only entitle the holder of such Equivalent Performance Share to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation, an amount in cash equal to the product of (x) the number of such Equivalent Performance Shares deemed credited to such holder's notional account as set forth above multiplied by (y) the Equity Award Consideration, less applicable Taxes required to be withheld with respect to such payment.

          (d)    Employee Stock Purchase Plans.    In accordance with the terms of the Second Amended and Restated Employee Stock Purchase Plan and the 2015 Employee Stock Purchase Plan (the "ESPPs"), (i) the administrator thereof shall determine the date on which the current offering period, shall terminate; (ii) the administrator shall ensure that no offering period under the ESPPs shall be commenced on or after the date of this Agreement; (iii) if the Effective Time shall occur prior to the end of the offering period in existence under the ESPPs on the date of this Agreement, the administrator shall cause a new exercise date to be set under the ESPPs, which date shall be the Business Day immediately prior to the anticipated Closing Date; (iv) the administrator shall prohibit participants in the ESPPs from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPPs in accordance with the terms and conditions of the ESPPs); and (v) accumulated payroll deductions on such date shall be used to purchase the applicable number of shares; provided, however, that to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the ESPPs, the deductions will be refunded to such participant as promptly as practicable following the Effective Time (without interest). The ESPPs shall terminate immediately following the Effective Time; provided, that such termination shall be contingent upon the occurrence of the Effective Time.

          (e)    Termination of Company Stock Plans.    After the Effective Time, all Company Stock Plans shall be terminated and no further Options, Restricted Stock, Performance Shares, or other rights with respect to shares of Company Common Stock shall be granted thereunder.

          (f)    No Right to Acquire Shares.    The Company shall take all actions necessary to ensure that from and after the Effective Time none of Ultimate Parent, Parent or the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Options, Restricted Stock or Performance Shares from and after the Effective Time.

          (g)    Corporate Actions.    At or prior to the Effective Time, the Company, the Company Board of Directors and the compensation committee of the Company Board of Directors, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.2.

        SECTION 2.3    Surrender of Company Shares.

  Exchange Agent.

          (a)   Prior to the Effective Time, Ultimate Parent, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with an exchange agent selected by Parent with the Company's prior approval, which approval shall not be unreasonably conditioned, withheld or delayed, to act as agent for the shareholders of the Company in connection with the Merger (the "Exchange Agent") to receive the aggregate Per Share Merger Consideration to which the shareholders of the Company shall become entitled in respect of their Company Shares pursuant to this Article II. Parent, Ultimate Parent and Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent, (i) at or prior to the Effective Time, a cash amount in immediately available funds sufficient in the aggregate to provide all funds necessary for the Exchange Agent to make payments of the Per Share Cash Consideration under Section 2.1, (ii) at or prior to the Effective Time, evidence of shares in book-entry form representing Ultimate Parent Common Stock issuable pursuant to Section 2.1, and (iii) from time to time as needed, additional cash sufficient to pay cash in lieu of any fractional shares pursuant to Section 2.6 and any dividends or other distributions pursuant to Section 2.5 (such cash and any evidence of shares in book-entry form representing Ultimate Parent Common Stock deposited with the Exchange Agent being hereinafter referred to as the "Exchange Fund") in trust for the benefit of the holders of the Company Shares. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Ultimate Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., respectively, in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding one month. To the extent that there are losses with respect to such investments, or any cash in the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Cash Consideration as contemplated by Section 2.1, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the cash in the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1 shall be promptly returned to Ultimate Parent, Parent or the Surviving Corporation, as requested by Ultimate Parent. The funds deposited with the Exchange Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

          (b)    Exchange Procedures.

            (i)    Transmittal Materials.    Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail or otherwise provide to each holder of record of Company Shares (other than holders of Cancelled Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title shall pass, with respect to Book-Entry Shares, only upon delivery of an "agent's message" regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), and with respect to Certificates, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f) to the Exchange Agent), such transmittal materials to be in such form and have such other provisions as Ultimate Parent, Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Book-Entry Shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f)) to the Exchange Agent.

            (ii)    Certificates.    Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) to the Exchange Agent in accordance with the terms of such transmittal materials and instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (1) the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) by (2) the Per Share Cash Consideration, and such product plus any cash in lieu of any fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and dividends and other distributions such holder has the right to receive pursuant to Section 2.5 and (B) the number of Ultimate Parent Shares, in uncertificated book-entry form, equal to the product obtained by multiplying (1) the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) by (2) the Per Share Stock Consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the Certificates.

            (iii)    Book-Entry Shares.    Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the aggregate Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 2.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares) shall upon receipt by the Exchange Agent of an "agent's message" in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Company Shares upon receipt by the Exchange Agent of such "agent's message" or such other evidence, if any, as the Exchange Agent may reasonably request) be entitled to receive, and Ultimate Parent and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (A) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (1) the number of Company Shares represented by such Book-Entry Shares by (2) the Per Share Cash Consideration, and such product plus any cash in lieu of any fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and dividends and other distributions such holder has the right to receive pursuant to Section 2.5 and (B) the number of Ultimate Parent Shares, in uncertificated book-entry form, equal to the product obtained by multiplying (1) the number of Company Shares represented by such Book-Entry Shares by (2) the Per Share Stock Consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the Book-Entry Shares.

            (iv)    Unrecorded Transfers; Other Payments.    In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company or if payment and issuance of the applicable Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock payable pursuant to Section 2.6, and any dividends or other distributions payable pursuant to Section 2.5 are to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, the Ultimate Parent Shares and a check for any cash to be exchanged upon due surrender of the Certificate or Book-Entry Share may be issued to such transferee or other Person if the Certificate or Book-Entry Share formerly representing such Company Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

            (v)   Until surrendered as contemplated by this Section 2.3(b), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock and any dividends or other distributions with respect to Ultimate Parent Shares, as contemplated by this Article II. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Shares for the Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock payable pursuant to Section 2.6 and any dividends or other distributions payable pursuant to Section 2.5.

          (c)    Termination of Exchange Fund.    Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Company Shares (other than Cancelled Shares) who has not theretofore complied with this Article II shall thereafter be entitled to look to the Surviving Corporation, as a general unsecured creditor thereof, for payment and issuance of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e)), any cash in lieu of fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and any dividends or other distributions such holder has the right to receive pursuant to Section 2.5 upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates) or acceptable evidence of Book-Entry Shares, without any interest thereon in accordance with the provisions set forth in Section 2.3(b), and Parent shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment and issuance of their claim for the Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and any dividends or other distributions such holder has the right to receive pursuant to Section 2.5 payable upon due surrender of their Certificates or Book-Entry Share. Notwithstanding the foregoing, none of the Surviving Corporation, Ultimate Parent, Parent, Merger Sub, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Persons entitled to receive the Per Share Merger Consideration pursuant to this Article II as of a date that is immediately prior to such time as such unclaimed funds would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person entitled thereto.

          (d)    Transfers.    From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds and the number of Ultimate Parent Shares (which shall be in uncertificated book-entry form) to which the holder thereof is entitled pursuant to this Article II. The Per Share Merger Consideration paid and issued upon the surrender of Certificates (or upon receipt by the Exchange Agent of an "agent's message, in the case of Book-Entry Shares) in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificates or such Book-Entry Shares.

          (e)    Withholding Rights.    Each of Ultimate Parent, Parent, Merger Sub, the Surviving Corporation and their respective agents (including the Exchange Agent), as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Options, Restricted Stock or Performance Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Merger Sub, Ultimate Parent, Parent or any of their respective agents (including the Exchange Agent), as the case may be, such withheld amounts (i) shall be promptly remitted by Ultimate Parent, Parent, Merger Sub, the Surviving Corporation or their respective agents, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Options, Restricted Stock or Performance Shares, as applicable, in respect of which such deduction and withholding was made by the Surviving Corporation, Merger Sub, Ultimate Parent, Parent or their respective agents, as the case may be.

          (f)    Lost Certificates.    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will (i) issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Company Shares represented by such lost, stolen or destroyed Certificate by (B) the Per Share Merger Consideration, and such product plus any cash in lieu of any fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and dividends and other distributions such holder has the right to receive pursuant to Section 2.5 and (ii) deliver the number of Ultimate Parent Shares, in uncertificated book-entry form, equal to the product obtained by multiplying (x) the number of Company Shares represented by such Book-Entry Share by (y) the Per Share Stock Consideration.

        SECTION 2.4    Adjustments.    In the event that (i) the number of shares of Company Common Stock or Ultimate Parent Shares or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or Ultimate Parent Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of shares of Company Common Stock or Ultimate Parent Shares, as applicable, or securities or a different class as a result, in either case, of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, merger, issuer tender or exchange offer, or other similar transaction or (ii) any cash dividend is declared or paid by Ultimate Parent on Ultimate Parent Shares issued and outstanding after the date hereof and prior to the Effective Time (other than declaration or payment of regular quarterly cash dividends on Ultimate Parent Shares, not to exceed the amount set forth on Section 2.4 of the Parent Disclosure Schedule, with usual record and payment dates for such dividends), in each case the Per Share Merger Consideration and any other number or amount contained herein which is based upon the number of shares of Company Common Stock or Ultimate Parent Shares shall be equitably adjusted; provided, that nothing in this Section 2.4 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

        SECTION 2.5    Distributions with Respect to Unexchanged Shares.

          (a)    Certificates.    No dividends or other distributions declared or made with respect to Ultimate Parent Shares with a record date after the Effective Time shall be paid to the holder of any Certificate with respect to the Ultimate Parent Shares that such holder would be entitled to receive upon surrender of such Certificate, until such holder shall surrender such Certificate in accordance with Section 2.3(b)(ii). Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of Ultimate Parent Shares issued in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such Ultimate Parent Shares and (ii) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Ultimate Parent Shares.

          (b)    Book-Entry Shares.    Subject to applicable Law, there shall be paid to the holder of the Ultimate Parent Shares issued in exchange for Book-Entry Shares in accordance with Section 2.3(b)(iii), without interest, (i) promptly upon receipt by the Exchange Agent of an "agent's message" (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date prior to such receipt payable with respect to such Ultimate Parent Shares and (ii) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date subsequent to such receipt payable with respect to such Ultimate Parent Shares.

        SECTION 2.6    No Fractional Shares of Ultimate Parent Stock.    No certificates or scrip representing fractional shares of Ultimate Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to any Ultimate Parent Common Stock or to vote or to any other rights of a holder of Ultimate Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any fractional shares of Ultimate Parent Common Stock, each holder of Company Common Stock who would otherwise be entitled to receive such fractional shares of Ultimate Parent Common Stock shall be entitled to receive an amount in cash, without interest, rounded up to the nearest cent, equal to the product obtained by multiplying (a) the amount of the fractional share interest in a share of Ultimate Parent Common Stock to which such holder would, but for this Section 2.6, be entitled to under Section 2.1, and (b) the average of the volume weighted average price per share of Ultimate Parent Common Stock on the Toronto Stock Exchange (the "TSX") (as reported by Bloomberg L.P. or such other authoritative source mutually selected by the Company and Parent) on each of the five (5) consecutive trading days ending with the second complete trading day immediately prior to the Closing Date (such average, the "Average Price") (with each such trading day's applicable price converted into United States dollars using the spot exchange rate reported with respect to such day by Bloomberg L.P. (or such other authoritative source mutually selected by the Company and Parent) (such conversion rate, the "Conversion Rate")). The payment of cash in lieu of fractional share interests pursuant to this Section 2.6 is not a separately bargained-for consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to Ultimate Parent, Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC at least one (1) Business Day prior to the date of this Agreement (excluding, in each case, any risk factor disclosures contained under the heading "Risk Factors" or any disclosure of risks included in any "forward-looking statements" disclaimer or any other similar disclosures included in such SEC Reports that are predictive, cautionary or forward-looking in nature and, in each case, only to the extent the qualifying nature of such disclosure is reasonably apparent on the face of such SEC Reports) or (ii) as set forth on the corresponding sections or subsections of the disclosure schedules delivered to Ultimate Parent, Parent and Merger Sub by the Company concurrently with entering into this Agreement (the "Company Disclosure Schedule"), it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

        SECTION 3.1    Organization and Qualification; Subsidiaries.

        Each of the Company and its subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so organized, formed, existing, qualified or, to the extent such concept is applicable, in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 3.1 of the Company Disclosure Schedule sets forth (x) each of the Company's Significant Subsidiaries and the ownership interest of the Company in each such Significant Subsidiary, as well as the ownership interest of any other Person or Persons in each such Significant Subsidiary and (y) the jurisdiction of organization of each such Significant Subsidiary.

        SECTION 3.2    Articles of Incorporation and Bylaws.    The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the Amended and Restated Articles of Incorporation, as amended to date (the "Company Articles of Incorporation"), and the Fifth Amended and Restated Bylaws, as amended to date (the "Company Bylaws"), of the Company as in effect as of the date hereof, and the articles of incorporation and by-laws, or equivalent organizational documents, of each of the Company's Significant Subsidiaries, each as in effect as of the date hereof. The Company Articles of Incorporation and the Company Bylaws are in full force and effect. Neither the Company nor any Significant Subsidiary is in material violation of any provision of its articles of incorporation or by-laws (or equivalent organizational document).

        SECTION 3.3    Capitalization.    The authorized capital stock of the Company consists of (i) 300,000,000 shares of common stock, no par value (the "Company Common Stock"), and (ii) 10,000,000 shares of preferred stock, no par value (the "Company Preferred Stock").

          (a)   As of the close of business on February 8, 2016 (the "Company Capitalization Date"), the total authorized and issued equity of the Company consisted of the following equity securities:

              (i)  152,720,196 shares of Company Common Stock were issued and outstanding (which number includes Restricted Stock and the target number of Performance Shares);

             (ii)  no shares of Company Preferred Stock were issued or outstanding;

            (iii)  there were (A) 3,795,936 shares of Company Common Stock underlying outstanding Options of which 2,698,234 Options were vested and 1,097,702 Options were unvested, with a weighted average exercise price of $25.96, (B) 928,732 shares of Restricted Stock, (C) 278,184 shares of unvested Performance Shares (calculated based on target level performance achievement) and 4,409 shares of unvested Equivalent Performance Shares (calculated based on target level performance achievement), in each such case as granted or provided for under the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and its subsidiaries, the Second Amended and Restated ITC Holdings Corp. 2006 Long Term Incentive Plan and the ITC Holdings Corp. 2015 Long Term Incentive Plan (the "2015 LTIP") (and applicable award agreements issued thereunder), as applicable (collectively, the "Company Stock Plans"), (D) no shares of Company Common Stock were held by the Company in its treasury, (E) no restricted stock units were issued or outstanding, (F) 10,478,150 shares of Company Common Stock were reserved for issuance under the Company Stock Plans and (G) 956,588 shares of Company Common Stock were reserved for issuance under the ESPP.

          (b)   From the close of business on the Capitalization Date through the date of this Agreement, no (i) Options, (ii) Restricted Stock, (iii) Performance Shares (or awards in respect thereof), and (iv) no restricted stock units, have been granted, and no shares of Company Common Stock have been issued, except for shares of Company Common Stock issued pursuant to the exercise, vesting or settlement of Options, Restricted Stock or Performance Shares, in each case in accordance with the terms of the Company Stock Plans. Except as set forth in Section 3.3(a) or on Section 3.3(b) of the Company Disclosure Schedule as of the date of this Agreement, (1) there are no outstanding or authorized (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options, warrants, calls, phantom stock or other rights to acquire from the Company, or obligations or agreements of the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of the Company (collectively, "Company Securities"), and (2) there are no outstanding contractual obligations of the Company or any of the Company's subsidiaries (A) to repurchase, redeem or otherwise acquire or dispose of, or (B) that contain any right of first refusal with respect to, require the registration for sale of, apply voting restrictions to, grant any preemptive or antidilutive rights with respect to, or otherwise restrict any Person from purchasing, selling, pledging or otherwise disposing of, any Company Securities. All outstanding shares of Company Common Stock, and all shares of the Company reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights, purchase options, call, right of first refusal or any similar right. Each of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned subsidiary of the Company and are owned free and clear of all Liens, or any similar rights, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever. The Company does not have outstanding any bonds, debentures, notes or other indebtedness or obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

        SECTION 3.4    Authority.

          (a)   The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the Merger, subject only to the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Shareholders Meeting, or any adjournment or postponement thereof, to approve this Agreement (the "Company Requisite Vote") and the filing of the Certificate of Merger with the Michigan LARA. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally, and general equitable principles (whether considered in a proceeding in equity or at law) (the "Bankruptcy and Equity Exception").

          (b)   All of the directors of the Company Board of Directors present at a duly called and held meeting, at which a quorum of the directors of the Company Board of Directors were present, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved and adopted this Agreement, (iii) resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement and the Merger (the "Company Recommendation") and (iv) directed that this Agreement and the Merger be submitted to the shareholders of the Company for their approval, which resolutions have not been amended, withdrawn or modified in any way as of the date hereof. The only vote of the shareholders of the Company required to approve this Agreement and the transactions contemplated hereby is the Company Requisite Vote.

        SECTION 3.5    No Conflict; Required Filings and Consents.

          (a)   Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time, or both) (i) breach or violate the Company Articles of Incorporation or the Company Bylaws or any comparable governing documents of any subsidiary of the Company, (ii) assuming that all Consents and Filings set forth on Section 3.5(b) of the Company Disclosure Schedule have been made, and any waiting periods thereunder have terminated or expired, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of the Company or any subsidiary of the Company pursuant to, any Contract or License to which the Company or any subsidiary of the Company is a party, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or which would not reasonably be expected to prevent, materially delay or materially impede the consummation by the Company of the transactions contemplated hereby.

          (b)   No Licenses, clearances, expirations or terminations of waiting periods, non-actions, waivers, qualifications, change of ownership approvals or other authorizations (each, a "Consent") of, or registration, notice, declaration or filing (each, a "Filing") with, any Governmental Entity or third party is required (with or without notice or lapse of time, or both) for or in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by the Company or the failure of which to obtain or make does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        SECTION 3.6    Compliance.    (a) None of the Company or any of its subsidiaries is, or within the past three (3) years has been, in conflict with, default under or in violation of any Law applicable to the Company or any of its subsidiaries, except for any such conflict, default or violation, which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (b) the Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals, grants, certificates, variances, exceptions, permissions, qualifications, registrations, clearances and franchises ("Licenses") from Governmental Entities and any independent system operators and Regional Transmission Organizations required to conduct their respective businesses as being conducted as of the date hereof, except for any such Licenses the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each of its subsidiaries is, and within the past three (3) years has been, in compliance in all respects with the terms of the Licenses, except where the failure to be in compliance does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        SECTION 3.7    SEC Filings; Financial Statements; Undisclosed Liabilities.

          (a)   The Company has filed or otherwise transmitted or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the "SEC") since January 1, 2014 (the "Applicable Date") through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including those filed after the date hereof and including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the "SEC Reports"). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied, or if filed after the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes Oxley Act"), as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained, when filed, or if filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement.

          (b)   The audited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) included in the SEC Reports (i) complied, or if filed after the date hereof will comply, as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) have been prepared, or if filed after the date hereof, will be prepared, in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto); and (iii) fairly present, or if filed after the date hereof, will fairly present, in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings, cash flows and stockholders' equity for the periods indicated. The unaudited consolidated interim financial statements of the Company and its subsidiaries (including any related notes thereto) included in the SEC Reports (1) complied in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period end adjustments); and (3) fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings and cash flows for the periods indicated (subject to normal period-end adjustments).

          (c)   The Company maintains disclosure controls and procedures required by Rule 13a-15 and 15d-15 of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and its subsidiaries. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company (i) is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents and (ii) is accumulated and communicated to the Company's management (including the Company's principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure. Based on the Company's most recent evaluation of internal control prior to the date hereof, the Company has disclosed to its auditors and the audit committee of the Company Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

          (d)   Except (i) as reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company and its subsidiaries included in the SEC Reports filed prior to the date hereof; (ii) for liabilities or obligations incurred in the ordinary course of business since September 30, 2015; and (iii) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has or is subject to any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet, other than those which do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        SECTION 3.8    Contracts.

          (a)   Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the SEC Reports prior to the date hereof, (iii) for the Company Plans and Company Stock Plans or (iv) as set forth in Section 3.8 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries is party to or bound by any Contract that:

              (i)  contains covenants binding upon the Company or any of its Affiliates that materially restrict the ability of the Company or any of its Affiliates to compete in any business or in any geographic area that, in each case, are material to the Company and its subsidiaries taken as a whole as of the date of this Agreement, except for leases;

             (ii)  is a material partnership, joint venture or similar Contract that, in each case, is material to the Company and its subsidiaries taken as a whole as of the date of this Agreement;

            (iii)  under which the Company or any of its subsidiaries is liable for indebtedness in excess of $50,000,000;

            (iv)  expressly limits or otherwise restricts the ability of the Company or any of its subsidiaries to pay dividends or make distributions to its shareholders (excluding restrictions applicable only upon a default or event of default);

             (v)  by its terms calls for aggregate payments by the Company and its subsidiaries under such Contract of more than $50,000,000 over the remaining term of such Contract (other than this Agreement, Contracts subject to clause (iii) above, purchase orders for the purchase of inventory and/or equipment in the ordinary course of business and leases);

            (vi)  relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $50,000,000; and

           (vii)  by its terms calls for aggregate payments to the Company and its subsidiaries under such Contract of more than $50,000,000 over the remaining term of such Contract (other than this Agreement or purchase orders for the purchase of inventory and/or equipment in the ordinary course of business).

          Each Contract (i) set forth (or required to be set forth) in Section 3.8 of the Company Disclosure Schedule, (ii) filed as an exhibit to the SEC Reports as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, or (iii) disclosed by the Company on a Current Report on Form 8-K as a "material contract" (excluding any Company Plan), is referred to herein as a "Company Material Contract".

          (b)   Each of the Company Material Contracts is a legal, valid and binding obligation of, and enforceable against, the Company or the Company subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms in the ordinary course of business consistent with past practice, and (ii) for such failures to be legal, valid and binding or to be in full force and effect that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

          (c)   The Company or its subsidiary that is a party to a Company Material Contract is in compliance with all terms and requirements of each Company Material Contract, and no event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by the Company or any of its subsidiaries under any such Company Material Contract, and, to the knowledge of the Company, no other party to any Company Material Contract is in breach or default (nor has any event occurred which, with notice or the passage of time, or both, would constitute such a breach or default) under any Company Material Contract, except in each case where such violation, breach, default or event of default does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor, to the knowledge of the Company, any of its subsidiaries has received written notice from any other party to a Company Material Contract that such other party intends to terminate or renegotiate in any material respects the terms of any such Company Material Contract (except in accordance with the terms thereof).

        SECTION 3.9    Absence of Certain Changes or Events.

          (a)   Since December 31, 2014 through the date of this Agreement, (i) except as contemplated by this Agreement, the Company and its subsidiaries have conducted their business in the ordinary course, in all material respects, and (ii) there has not occurred any event, development, change, effect or occurrence that, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

          (b)   Since December 31, 2014 through the date of this Agreement, neither the Company nor any subsidiary of the Company has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 6.1(d)(ii), (vii), (x), (xii) or (xvi).

        SECTION 3.10    Absence of Litigation.    There are no civil, criminal, administrative or other suits, claims, actions, proceedings, or arbitrations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, other than any such suit, claim, action, proceeding, or arbitration that does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        SECTION 3.11    Employee Benefit Plans.

          (a)   Section 3.11(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Plan. "Company Plan" means each "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not subject to ERISA), and each other director and employee plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, compensation, equity or phantom equity, change in control, deferred compensation, incentive compensation, pension, retirement savings, bonus, profit sharing, health, medical or dental, disability, unemployment insurance, severance or employment agreement or any other compensatory plan or policy contributed to, sponsored or maintained by the Company or any of its subsidiaries for the benefit of any current, former or retired employee or director or other individual consultant/service provider of the Company or any of its subsidiaries (collectively, the "Company Employees").

          (b)   With respect to each Company Plan set forth on Section 3.11(a) of the Company Disclosure Schedule, the Company has made available to Parent a true, correct, and complete copy thereof to the extent in writing and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from, and all material correspondence with the Internal Revenue Service (the "IRS"), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, and (v) all material correspondence with the United States Department of Labor and the Pensions Benefit Guaranty Corporation.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Company Plan has been established, funded and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, rules and regulations and (ii) with respect to each Company Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption), with respect to any Company Plan that could reasonably be expected to result in material liability to the Company. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification.

          (d)   No Company Plan and no plan maintained by any Person, that together with the Company would be deemed to be a single employer under Section 4001(b) of ERISA (each an "ERISA Affiliate") that is covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer such plan. Neither the Company, its subsidiaries nor any ERISA Affiliate contributes to, or has an obligation to contribute to, nor has at any time in the past six years contributed to, or had an obligation to contribute to, a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

          (e)   None of the execution, delivery and performance of this Agreement, shareholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in combination with another event) will (i) entitle any Company Employee to severance pay (or a material increase in severance pay), unemployment compensation or any other payment, except as contemplated by this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee, except as contemplated by this Agreement, (iii) require a "gross-up," indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax, (iv) result in payments which would not reasonably be expected to be deductible under Section 280G of the Code or (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

        SECTION 3.12    Labor and Employment Matters.    The Company is not, nor has it ever been, a party to any collective bargaining agreement or other Contract with any labor union or other labor organization or other representative representing any Company Employees, nor is any such Contract presently being negotiated. To the knowledge of the Company, there is no unfair labor practice charge or comparable or analogous complaint pending before the National Labor Relations Board (or equivalent regulatory body, tribunal or authority) against the Company which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no grievance, arbitration hearing, or arbitration award pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        SECTION 3.13    Insurance.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) all insurance policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in the industries in which the Company and its subsidiaries operate and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

        SECTION 3.14    Properties.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or a subsidiary of the Company owns and has good and valid title to, or holds valid rights to lease or otherwise use, all items of real and personal property that are necessary to permit it to conduct the business of the Company and its subsidiaries taken as a whole as currently conducted, in each case free and clear of all liens, encumbrances, pledges, hypothecations, charges, mortgages, security interests, options, rights of first offer or last offer, preemptive rights, claims and defects, and imperfections of title ("Liens") (except in all cases for (A) Liens permissible under any applicable loan agreements and indentures, (B) statutory liens securing payments not yet due, (C) with respect to real property (1) zoning, building codes and other state and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property, (2) such imperfections or irregularities of title, Liens, easements, covenants and other restrictions or encumbrances (including easements, rights of way, options, reservations or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report; and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection), as do not materially and adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (D) encumbrances for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided, (E) pledges or deposits made in the ordinary course of business to secure obligations under workers' compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (F) mechanics', carriers', workmen's, repairmen's or other like encumbrances arising or incurred in the ordinary course of business relating to obligations which are not overdue or that are being contested in good faith, and (G) mortgages, or deeds of trust, security interests or other encumbrances on title related to (x) indebtedness reflected on the most recent balance sheet included in the SEC Reports filed prior to the date hereof or (y) indebtedness incurred after the date hereof, in compliance with Section 6.1(d)(v)) (items in clauses (A) through (G) are referred to herein as "Permitted Liens").

        SECTION 3.15    Tax Matters.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

          (a)   All Tax Returns required to be filed by, or on behalf of, the Company or any of its subsidiaries have been timely filed, or will be timely filed, in accordance with all applicable Laws and all such Tax Returns were, or will be at the time of filing, complete and accurate. The Company and each of its subsidiaries has timely paid (or has had paid on its behalf) in full all Taxes due and payable except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or any of its subsidiaries, other than with respect to Taxes not yet due and payable.

          (b)   No deficiencies for any Taxes have been proposed or assessed in writing against the Company or any of its subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of the Company or any of its subsidiaries either within the Company's knowledge or claimed, pending or raised by a Taxing Authority in writing. During the last three (3) years, no claim has been made in writing by any Governmental Entity in a jurisdiction where any of the Company or its subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its subsidiaries has waived in writing any statute of limitations with respect to Taxes for any open tax year.

          (c)   Neither the Company nor any of its subsidiaries (i) is or has ever been a member of a group (other than a group the common parent of which is the Company) filing a consolidated,

  combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person, other than the Company and any of its subsidiaries, by reason of filing or being required to file a consolidated, combined, affiliated, unitary or similar income Tax Return, or as a transferee or successor, by contract, or otherwise.

          (d)   None of the Company or any of its subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than (i) agreements solely between or among the Company and/or any of its subsidiaries or (ii) agreements entered into in the ordinary course that do not relate primarily to Taxes.

          (e)   None of the Company or any of its subsidiaries has been either a "distributing corporation" or a "controlled corporation" in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

          (f)    All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Taxing Authority.

          (g)   No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or any of its subsidiaries, which could reasonably be expected to affect tax periods beginning after December 31, 2012.

          (h)   Neither the Company nor any of its subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

          Except to the extent that Section 3.11 relates to Taxes, the representations and warranties set forth in this Section 3.15 shall constitute the only representations and warranties by the Company with respect to Tax matters. For purposes of this Agreement:

              (i)  "Taxes" means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever imposed by any Taxing Authority, and payments in lieu of taxes owed to any Taxing Authority, together with all interest, penalties and additions imposed with respect to such amounts;

             (ii)  "Tax Return" means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Taxing Authority; and

            (iii)  "Taxing Authority" means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

        SECTION 3.16    Registration Statement; Proxy Statement; Circular.

          (a)   None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) a registration statement on Form F-4, containing a prospectus of Ultimate Parent, or such other SEC Form for the purposes of registering Ultimate Parent Common Stock with the SEC under the Securities Act (the "Registration Statement ") and (ii) the proxy statement (which may form a part of the Form F-4) to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the "Proxy Statement") will, at the time such document is first filed with the SEC, at any time such document is amended or supplemented, at the time such document is declared effective by the SEC or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the time of the Company Shareholder Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

          (b)   None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the proxy circular to be sent to the shareholders of Ultimate Parent (the "Circular") will, at the time such document is filed with the TSX, at the time such document is filed with the Canadian Securities Regulators, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Ultimate Parent or at the time of the Ultimate Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (c)   Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or on behalf of Ultimate Parent, Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Registration Statement, Proxy Statement or Circular.

        SECTION 3.17    Intellectual Property.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (a) the Company and its subsidiaries own, free and clear of all Liens except Permitted Liens, or have the right to use the Intellectual Property used in their business as currently conducted; (b) the conduct of the Company's business as currently conducted does not infringe, misappropriate or violate the Intellectual Property rights of any Person, and the Company and its subsidiaries have not received any written claim or allegation of same within the past three (3) years; (c) no Person is infringing, misappropriating or violating the Intellectual Property owned by the Company or its subsidiaries; and (d) the Company and its subsidiaries take all reasonable actions to protect the secrecy of their material trade secrets and confidential information and the security and operation of their material software and systems, and to the knowledge of the Company, there have been no security breaches, unauthorized intrusions, or failures of same within the last three (3) years.

        SECTION 3.18    Environmental Matters.    (a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

            (i)  the Company and its subsidiaries are operating in compliance with all applicable Environmental Laws, including having all Permits required under any applicable Environmental Law for the operation of the business as currently conducted;

           (ii)  neither the Company nor any of its subsidiaries has released or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the knowledge of the Company, formerly owned, leased or operated by it or at any other location that is (A) currently subject to any investigation, remediation or monitoring, or (B) reasonably likely to result in liability to the Company or any subsidiary, in either case (A) or (B) under any applicable Environmental Laws;

          (iii)  neither the Company nor any of its subsidiaries has or would reasonably be expected to have any responsibility, obligation or liability relating to any former manufactured gas plant pursuant to any Environmental Laws or any contractual agreements relating to Environmental Laws;

          (iv)  neither the Company nor any of its subsidiaries is a party to, or has received written notice of, any pending or threatened claim, complaint, suit or demand alleging that it is in violation of or has liability under any Environmental Laws;

           (v)  neither the Company nor any of its subsidiaries is a party or subject to any order, judgment, decree, settlement agreement, or similar arrangement imposing on it any obligation under any applicable Environmental Laws that remains unfulfilled; and

          (vi)  neither the Company nor any of its subsidiaries has expressly assumed or retained any liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

        The representations and warranties set forth in this Section 3.18 shall constitute the only representations and warranties by the Company with respect to environmental matters. For purposes of this Agreement, the following terms shall have the meanings assigned below:

          "Environmental Laws" shall mean all federal, state, local or international laws (including common law), rules, orders, regulations, statutes, ordinances, codes or decrees that concern (i) pollution,(ii) protection or clean-up of the environment and/or (iii) the investigation or remediation of or exposure to any Hazardous Substance.

          "Hazardous Substances" shall mean any dangerous, toxic, hazardous or radioactive waste, material, or substance, any pollutant or contaminant, and any other terms of similar meaning, as defined or regulated in any applicable Environmental Law (including petroleum or petroleum products, polychlorinated biphenyls and asbestos).

        SECTION 3.19    Opinions of Financial Advisors.    Each of Barclays Capital Inc., Morgan Stanley & Co. LLC and Lazard & Frères & Co. LLC (the "Company Financial Advisors") has delivered to the Company Board of Directors its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date and based upon, and subject to, the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

        SECTION 3.20    Regulatory Matters.

          (a)    Regulation as a Utility.    Each of the Regulated Operating Subsidiaries is regulated as an independent transmission company and public utility by FERC. ITC Midwest is subject to siting regulation and open records access as a transmission owner and operator by the Iowa Utilities Board in the State of Iowa, regulation as a public utility by the Illinois Commerce Commission in the State of Illinois, regulation as a public utility by the Missouri Public Service Commission in the State of Missouri, regulation as a transmission company by the Minnesota Public Utilities Commission in the State of Minnesota, and regulation as a public utility limited to transmission ownership and service in the State of Wisconsin. ITC Great Plains is subject to regulation as a transmission-only public utility by the Kansas Corporation Commission and the Oklahoma Corporation Commission in the States of Kansas and Oklahoma, respectively. Each of ITC Transmission and METC is subject to regulation as an independent transmission company by the Michigan Public Service Commission in the State of Michigan.

          (b)    Utility Reports.    All filings (other than immaterial filings) required to be made by the Company or any of the Regulated Operating Subsidiaries since January 1, 2014, with FERC under the FPA or the Public Utility Holding Company Act of 2005, the Department of Energy and any applicable state utility commissions, as the case may be, have been made, as applicable, on a timely basis, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements pertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        SECTION 3.21    Brokers.    No broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries. The Company has heretofore made available to Parent a correct and complete copy of the Company's engagement letters with Company Financial Advisors, which letters describe all fees payable to the Company Financial Advisors, in connection with the transactions contemplated hereby and all Contracts under which any such fees or any expenses are payable and all indemnification and other Contracts with the Company Financial Advisors entered into in connection with the transactions contemplated hereby.

        SECTION 3.22    Takeover Statutes; Appraisal Rights.    No "fair price", "moratorium", "control share acquisition", "business combination" or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company is applicable to this Agreement or the transactions contemplated hereby, including the Merger. The Company Board of Directors has not adopted any resolution or taken any other action that could entitle any current or former holder of Company Shares to any dissenter's rights or any other rights of appraisal following the Closing.

        SECTION 3.23    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article III, each of Ultimate Parent, Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Ultimate Parent, Parent or Merger Sub. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Ultimate Parent, Parent, Merger Sub or any other Person resulting from the distribution to Ultimate Parent, Parent or Merger Sub, or Ultimate Parent's, Parent's or Merger Sub's use of, any such information, including any information, documents, projections, forecasts or other material made available to Ultimate Parent, Parent or Merger Sub in certain "data rooms" or management presentations in expectation of the transactions contemplated by this Agreement.

        SECTION 3.24    Access to Information; Disclaimer.    The Company acknowledges and agrees that it has conducted its own independent investigation of Ultimate Parent, Parent, Merger Sub and their respective subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries, other than the representations and warranties of Ultimate Parent, Parent, and Merger Sub expressly contained in Articles IV and V of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Company further acknowledges and agrees that none of Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Ultimate Parent, Parent, Merger Sub, their respective subsidiaries or their respective businesses and operations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING
PARENT AND MERGER SUB

        Ultimate Parent, Parent and Merger Sub each hereby represent and warrant to the Company that, except as set forth on the corresponding sections or subsections of the disclosure schedules delivered to the Company by Parent concurrently with entering into this Agreement (the "Parent Disclosure Schedule"), it being agreed that disclosure of any item in any section or subsection of the Parent

Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

        SECTION 4.1    Organization.    Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby. Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the articles of incorporation and bylaws of Merger Sub, each as amended to the date of this Agreement, and each as so delivered in full force and effect.

        SECTION 4.2    Authority.    Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action by the Boards of Directors of Parent and Merger Sub and Parent has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole stockholder of Merger Sub. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        SECTION 4.3    No Conflict; Required Filings and Consents.

          (a)   The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby, including the ownership and operation of the Company and its subsidiaries following the Effective Time, will not (i) breach or violate the certificate of incorporation or bylaws of Parent, the articles of incorporation or bylaws of Merger Sub or the comparable governing instruments of any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub, or any Affiliate thereof, is a party, except in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby.

          (b)   No Consent or Filing with, any Governmental Entity or third party is required for or in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by Parent or Merger Sub or the failure of which to obtain or make would not reasonably be expected to prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby.

        SECTION 4.4    Absence of Litigation.    There are no civil, criminal, administrative or other suits, claims, actions, proceedings or arbitrations pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective subsidiaries, other than any such suit, claim, action, proceeding or arbitration that would not or would not reasonably be expected to, prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby. Neither Parent nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not reasonably be expected to, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement by Parent or Merger Sub.

        SECTION 4.5    Operations and Ownership of Merger Sub.    As of the date hereof, the authorized capital stock of Merger Sub consists solely of 60,000 shares of common stock, no par value, 10,000 of which are validly issued and outstanding as of the date hereof. At least eighty percent (80%) of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than as expressly contemplated herein or in furtherance of the transactions contemplated hereby.

        SECTION 4.6    Absence of Certain Agreements.    As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) any third party has agreed to provide, directly or indirectly, equity capital to Parent or the Company or any of their subsidiaries to finance in whole or in part the transactions contemplated herein; or (iii) any Company Employee has agreed to remain as an employee of the Company or any of its subsidiaries or to become an employee or consultant of Parent or any of its subsidiaries following the Effective Time.

        SECTION 4.7    Registration Statement; Proxy Statement; Circular.    None of the information supplied by or on behalf of Parent or Merger Sub for inclusion in (a) the Registration Statement and/or the Proxy Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented, at the time such document is declared effective by the SEC or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Circular will, at the time such document is filed with the TSX, at the time such document is filed with the Canadian Securities Regulators, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Ultimate Parent or at the time of the Ultimate Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Ultimate Parent makes no representation or warranty with respect to any information supplied by or on behalf of the Company which is contained or incorporated by reference in the Registration Statement, Proxy Statement or Circular.

        SECTION 4.8    Brokers.    No broker, finder or investment banker (other than Goldman, Sachs & Co. and Scotia Capital Inc., whose fees shall be paid by Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub or any of their respective Affiliates for which the Company could have liability in a circumstance where the Merger is not consummated.

        SECTION 4.9    Ownership of Shares of Company Common Stock.    Other than pursuant to this Agreement, neither Ultimate Parent nor any of its subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any shares of Company Common Stock or any securities that are convertible into or exchangeable or exercisable for shares of Company Common Stock, or holds any rights to acquire or vote any Company Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Ultimate Parent, Merger Sub, or any of their respective subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the shares of Company Common Stock or a value determined in whole or part with reference to, or derived in whole or part from, the value of the shares of Company Common Stock, in any case without regard to whether (a) such derivative conveys any voting rights in such securities to such Person or such Person's subsidiaries, (b) such derivative is required to be, or capable of being, settled through delivery of securities or (c) such Person or such Person's subsidiaries may have entered into other transactions that hedge the economic effect of such derivative.

        SECTION 4.10    Vote/Approval Required.    Other than the Ultimate Parent Requisite Vote and the vote or consent of Parent, no vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

        SECTION 4.11    Available Funds.    Parent has delivered to the Company a correct and complete fully executed copy of (a)(i) the commitment letter, dated February 9, 2016, between Ultimate Parent and The Bank of Nova Scotia, including all exhibits, schedules, annexes and amendments thereto in effect as of the date of this Agreement (the "Scotia Commitment Letter"), and (ii) the fee letter referenced in the Scotia Commitment Letter (with only the fee, certain other economic provisions and certain other confidential terms (none of which adversely affects the conditionality, enforceability, termination, principal amount or availability of the such financing) redacted) and (b) (i) the commitment letter, dated February 9, 2016, between Ultimate Parent and Goldman Sachs Bank USA, including all exhibits, schedules, annexes and amendments thereto in effect as of the date of this Agreement (the "Goldman Commitment Letter" and together with the Scotia Commitment Letter, the "Commitment Letters"), and (ii) the fee letter referenced in the Goldman Commitment Letter (with only the fee, certain other economic provisions and certain other confidential terms (none of which adversely affects the conditionality, enforceability, termination, principal amount or availability of such financing) redacted), pursuant to which the financial institutions party thereto have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the "Committed Financing"). Assuming the Committed Financing is funded in accordance with the Commitment Letters, the aggregate net proceeds contemplated by the Commitment Letters, together with cash and cash equivalents on hand, will provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient to permit Parent to fund the aggregate Per Share Cash Consideration and other cash payments to be made pursuant to Article II and any other amounts payable by Ultimate Parent, Parent, Merger Sub, the Surviving Corporation or any of their respective subsidiaries in connection with this Agreement and the transactions contemplated hereby. Parent's and Merger Sub's obligations hereunder are not subject to any conditions regarding Parent's, Merger Sub's, or any other Person's ability to obtain financing for the transactions contemplated hereby. The Commitment Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date hereof, the Commitment Letters are in full force and effect and constitute the legal, valid and binding obligations of each of Ultimate Parent and the other parties thereto, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Ultimate Parent under the Commitment Letters or any other party to the Commitment Letters. Ultimate Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Committed Financing. As of the date of this Agreement, Parent (1) is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Ultimate Parent in either of the Commitment Letters inaccurate in any material respect and (2) has no reason to believe that any of the conditions to the Committed Financing contemplated by the Commitment Letters will not be satisfied on a timely basis or that the Committed Financing will not be made available on the Closing Date. As of the date of this Agreement, there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding of the Committed Financing other than as expressly set forth in the Commitment Letters (subject to the limitations set forth above) that could adversely affect the amount, availability or conditions of the Committed Financing.

        SECTION 4.12    Solvency.    After giving effect to all of the transactions contemplated by this Agreement, the payment of the aggregate consideration to which the shareholders of the Company are entitled under Article II and payment of all related fees and expenses, the Ultimate Parent and its subsidiaries, taken as a whole, will not: (a) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (b) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (c) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

        SECTION 4.13    No Other Information; No Other Representations or Warranties.

          (a)   Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article III. The representations and warranties set forth in Article III are made solely by the Company, and no Representative of the Company shall have any responsibility or liability related thereto.

          (b)   Except for the representations and warranties contained in this Article IV or contained in Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. None of Parent, Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company's use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in expectation of the transactions contemplated by this Agreement.

        SECTION 4.14    Access to Information; Disclaimer.    Parent and Merger Sub each acknowledges and agrees that it has conducted its own independent investigation and analysis of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ULTIMATE PARENT

        Ultimate Parent hereby represents and warrants to the Company that, except (i) as disclosed in the documents filed under the profile of Ultimate Parent or any of its subsidiaries on the System for Electronic Document Analysis Retrieval ("SEDAR") or filed or furnished to the SEC at least one (1) Business Day prior to the date of this Agreement (excluding, in each case, any risk factor disclosures contained under the heading "Key Trends, Risks and Opportunities", "Risk Factors" or any disclosure of risks included in any "forward-looking information" or "forward-looking statements" disclaimer or any other similar disclosures included in such filings that are predictive, cautionary or forward-looking in nature and, in each case, only to the extent the qualifying nature of such disclosure is reasonably apparent on the face of such disclosure) or (ii) as set forth on the corresponding sections or subsections of the Parent Disclosure Schedule, it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

        SECTION 5.1    Organization and Qualification; Subsidiaries.

          (a)   Each of Ultimate Parent and its subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so organized, formed, existing, qualified or, to the extent such concept is applicable, in good standing does not have and would not reasonably be expected to have not, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

          (b)   Section 5.1(b)(i) of the Parent Disclosure Schedule sets forth (x) each of Ultimate Parent's Significant Subsidiaries and the ownership interest of Ultimate Parent in each such Significant Subsidiary, as well as the ownership interests of any other Person or Persons in each such Significant Subsidiary and (y) the jurisdiction of organization of each such Significant Subsidiary.

        SECTION 5.2    Articles of Incorporation and Bylaws.    Ultimate Parent has furnished or otherwise made available to the Company, prior to the date hereof, a correct and complete copy of the Articles of Incorporation, as amended to date (the "Ultimate Parent Articles of Incorporation"), and the Bylaws, as amended to date (the "Ultimate Parent Bylaws"), of Ultimate Parent as in effect as of the date hereof. The Ultimate Parent Articles of Incorporation and the Ultimate Parent Bylaws are in full force and effect. Neither Ultimate Parent nor any Significant Subsidiary is in material violation of any provision of its articles of incorporation or by-laws (or equivalent organizational document).

        SECTION 5.3    Capitalization.    The authorized share capital of Ultimate Parent consists of (i) an unlimited number of common shares, no par value (the "Ultimate Parent Common Stock"), (ii) an unlimited number of first preference shares issuable in series, no par value (the "Ultimate Parent First Preference Shares"), and (iii) an unlimited number of second preference shares issuable in series, no par value (the "Ultimate Parent Second Preference Shares").

          (a)   Other than as set forth in Section 5.3(a) of the Parent Disclosure Schedule, as of the close of business on February 8, 2016 (the "Ultimate Parent Capitalization Date"), the total authorized and issued equity of Ultimate Parent consisted of the following equity securities:

              (i)  281,812,344 shares of Ultimate Parent Common Stock were issued and outstanding;

             (ii)  7,993,500 shares of Ultimate Parent First Preference Shares, Series E were issued and outstanding;

            (iii)  5,000,000 shares of Ultimate Parent First Preference Shares, Series F were issued and outstanding;

            (iv)  9,200,000 shares of Ultimate Parent First Preference Shares, Series G were issued and outstanding;

             (v)  7,024,846 shares of Ultimate Parent First Preference Shares, Series H were issued and outstanding;

            (vi)  2,975,154 shares of Ultimate Parent First Preference Shares, Series I were issued and outstanding;

           (vii)  8,000,000 shares of Ultimate Parent First Preference Shares, Series J were issued and outstanding;

          (viii)  10,000,000 shares of Ultimate Parent First Preference Shares, Series K were issued and outstanding; and

            (ix)  24,000,000 shares of Ultimate Parent First Preference Shares, Series M were issued and outstanding.

          (b)   From the close of business on the Ultimate Parent Capitalization Date through the date of this Agreement, no (i) options to purchase Ultimate Parent Common Stock, (ii) deferred share units, (iii) performance share units, or (iv) restricted share units, have been granted, and no Ultimate Parent Shares have been issued, except for Ultimate Parent Shares issued pursuant to the exercise, vesting or settlement of options, deferred share units, performance share units or restricted share units, in each case in accordance with the terms of the underlying stock plan (the "Ultimate Parent Compensation Plans"). Except as set forth in Section 5.3(a) of this Agreement or in Sections 5.3(a) or (b) of the Parent Disclosure Schedule, as of the date of this Agreement (1) there are no outstanding or authorized (A) shares of capital stock or other voting securities of Ultimate Parent, (B) securities of Ultimate Parent convertible into or exchangeable for shares of capital stock or voting securities of Ultimate Parent or (C) options, warrants, calls, phantom stock or other rights to acquire from Ultimate Parent, or obligations, or agreements of Ultimate Parent to issue, transfer or sell, or cause to be issued, transferred or sold, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of Ultimate Parent (collectively, "Ultimate Parent Securities"), and (2) there are no outstanding contractual obligations of Ultimate Parent or any of Ultimate Parent's subsidiaries (A) to repurchase, redeem or otherwise acquire or dispose of, or (B) that contain any right of first refusal with respect to, require the registration for sale of, apply voting restrictions to, grant any preemptive or antidilutive rights with respect to, or otherwise restrict any Person from purchasing, selling, pledging or otherwise disposing of, any Ultimate Parent Securities. All outstanding Ultimate Parent Shares, and all shares of Ultimate Parent reserved for issuance as noted in Section 5.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights, purchase options, call rights, right of first refusal or any similar right. Except as set forth on Section 5.3(b) of the Parent Disclosure Schedule, each of the outstanding shares of capital stock of each of Ultimate Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Ultimate Parent or another wholly-owned subsidiary of Ultimate Parent and are owned free and clear of all Liens, or any similar rights, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever. Except as set forth in Section 5.3(b) of the Parent Disclosure Schedule or the Convertible Subordinated Debentures (as defined in the Goldman Commitment Letter), Ultimate Parent does not have outstanding any bonds, debentures, notes or other indebtedness or obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Ultimate Parent on any matter.

        SECTION 5.4    Authority.

          (a)   Ultimate Parent has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the Merger, subject only to the approval of the issuance of the Ultimate Parent Common Stock contemplated by Section 2.1 (the "Share Issuance") by the shareholders of Ultimate Parent by ordinary resolution at the Ultimate Parent Shareholders Meeting, or any adjournment or postponement thereof, in accordance with the policies of the TSX (the "Ultimate Parent Requisite Vote"), and the filing of the Certificate of Merger with the Michigan LARA. This Agreement has been duly and validly executed and delivered by Ultimate Parent and, assuming the due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding obligation of Ultimate Parent enforceable against Ultimate Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception. The only vote of the shareholders of Ultimate Parent required to approve the Share Issuance is the Ultimate Parent Requisite Vote.

          (b)   The Ultimate Parent Board of Directors, at a duly called and held meeting at which a quorum of the directors of Ultimate Parent was present, has, by a vote of all directors present, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Ultimate Parent and its shareholders, (ii) approved and adopted this Agreement, (iii) resolved to recommend that the shareholders of Ultimate Parent vote in favor of the approval of the Share Issuance (the "Ultimate Parent Recommendation"), and (iv) directed that the Share Issuance be submitted to the shareholders of Ultimate Parent for their approval, which resolutions have not been amended, withdrawn or modified in any way as of the date hereof.

        SECTION 5.5    No Conflict; Required Filings and Consents.

          (a)   The execution, delivery and performance of this Agreement by Ultimate Parent do not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time, or both) (i) assuming receipt of the Ultimate Parent Requisite Vote, breach or violate the Ultimate Parent Articles of Incorporation or the Ultimate Parent Bylaws or any comparable governing documents of any subsidiary of Ultimate Parent, (ii) assuming that all Consents and Filings set forth on Section 5.5(b) of the Parent Disclosure Schedule have been made, any waiting periods thereunder have terminated or expired, and the Ultimate Parent Requisite Vote has been received, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Ultimate Parent or any of its subsidiaries or by which any of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of Ultimate Parent or any subsidiary of Ultimate Parent pursuant to, any Contract or License to which Ultimate Parent or any subsidiary of Ultimate Parent is a party, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent or which would not reasonably be expected to prevent, materially delay or materially impede the consummation by Ultimate Parent of the transactions contemplated hereby.

          (b)   No Licenses, Consents of, or Filings with, any Governmental Entity or third party is required (with or without notice or lapse of time, or both) for or in connection with the execution, delivery and performance of this Agreement by Ultimate Parent or the consummation by Ultimate Parent of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by Ultimate Parent or the failure of which to obtain or make does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

        SECTION 5.6    Compliance.    (a) None of Ultimate Parent or any of its subsidiaries is, or within the past three (3) years has been, in conflict with, default under or in violation of any Law applicable to Ultimate Parent or any of its subsidiaries, except for any such conflict, default or violation, which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, and (b) Ultimate Parent and its Significant Subsidiaries have all Licenses from Governmental Entities and any independent system operators and Regional Transmission Organizations required to conduct their respective businesses as being conducted as of the date hereof, except for any such Licenses the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent. Ultimate Parent and each of its subsidiaries is, and within the past three (3) years has been, in compliance in all respects with the terms of the Licenses, except where the failure to be in compliance does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

        SECTION 5.7    Securities Filings; Financial Statements; Undisclosed Liabilities.

          (a)   Ultimate Parent is a "reporting issuer" or the equivalent and not on the list of reporting issuers in default under applicable Canadian securities laws in each of the provinces of Canada. Ultimate Parent has filed with or otherwise furnished to the applicable Canadian Securities Regulators all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed by it since the Applicable Date through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including those filed after the date hereof and including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the "Canadian Filings"). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Canadian Filings complied, or if filed after the date hereof will comply, as to form in all material respects with the applicable requirements of applicable securities Laws as in effect on the date of any such filing. As of the time of filing (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Canadian Filings so filed contained, when filed, or if filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Canadian Filings has been amended or superseded by a later Canadian Filing filed prior to the date of this Agreement. Ultimate Parent has not filed any confidential material change report with any Canadian Securities Regulators which at the date hereof remains confidential.

          (b)   The audited consolidated financial statements of Ultimate Parent and its subsidiaries (including any related notes thereto) included in the Canadian Filings (i) complied, or if filed after the date hereof, will comply, as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the Canadian Securities Regulators with respect thereto as applicable to Ultimate Parent as a result of the Exemptive Relief; (ii) have been prepared, or if filed after the date hereof, will be prepared, in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto); and (iii) fairly present, or if filed after the date hereof, will fairly present, in all material respects the consolidated financial position of Ultimate Parent and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings, cash flows and change in equity for the periods indicated. The unaudited consolidated interim financial statements of Ultimate Parent and its subsidiaries (including any related notes thereto) included in the Canadian Filings (1) complied in all material respects, with the then applicable accounting requirements and the published rules and regulations of the Canadian Securities Regulators with respect thereto as applicable to Ultimate Parent as a result of the Exemptive Relief, (2) have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments) and (3) fairly present in all material respects the consolidated financial position of Ultimate Parent and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings and cash flows for the periods indicated (subject to normal period-end adjustments).

          (c)   Ultimate Parent maintains disclosure controls and procedures required by published rules and regulations of the Canadian Securities Regulators sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Ultimate Parent and its subsidiaries. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, such disclosure controls and procedures are effective to ensure that material information required to be disclosed by Ultimate Parent (i) is recorded and reported on a timely basis to the individuals responsible for the preparation of Ultimate Parent's filings with the SEDAR and other public disclosure documents and (ii) is accumulated and communicated to Ultimate Parent's management (including Ultimate Parent's principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure. Based on Ultimate Parent's most recent evaluation of internal control prior to the date hereof, Ultimate Parent has disclosed to its auditors and the audit committee of the Ultimate Parent Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Ultimate Parent's ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Ultimate Parent's internal control over financial reporting.

          (d)   Except (i) as reflected, accrued or reserved against in the financial statements (including all notes thereto) of Ultimate Parent and its subsidiaries included in the Canadian Filings filed prior to the date hereof; (ii) for liabilities or obligations incurred in the ordinary course of business since September 30, 2015; and (iii) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither Ultimate Parent nor any of its subsidiaries has or is subject to any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet, other than those which do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

        SECTION 5.8    Ultimate Parent Shares.    The Ultimate Parent Shares to be issued pursuant to this Agreement have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of the Ultimate Parent, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities, will be listed for trading on the TSX and the New York Stock Exchange, and will not be subject to any contractual or other restrictions on transferability or voting.

        SECTION 5.9    Contracts.

          (a)   Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Canadian Filings or as exhibits to any of Ultimate Parent's subsidiaries' filings with the SEC or made under the profile of Ultimate Parent or any of its subsidiaries on SEDAR prior to the date hereof, (iii) for the Ultimate Parent Plans and Ultimate Parent Compensation Plans or (iv) as set forth in Section 5.9 of the Parent Disclosure Schedule, as of the date hereof, neither Ultimate Parent nor any of its subsidiaries is party to or bound by any Contract that:

              (i)  contains covenants binding upon Ultimate Parent or any of its Affiliates that materially restrict the ability of Ultimate Parent or any of its Affiliates to compete in any business or in any geographic area that, in each case, are material to Ultimate Parent and its subsidiaries taken as a whole as of the date of this Agreement, except for leases;

             (ii)  is a material partnership, joint venture or similar Contract that, in each case, is material to Ultimate Parent and its subsidiaries taken as a whole as of the date of this Agreement;

            (iii)  under which Ultimate Parent or any of its Significant Subsidiaries is liable for indebtedness in excess of $75,000,000;

            (iv)  expressly limits or otherwise restricts the ability of Ultimate Parent or any of its Significant Subsidiaries to pay dividends or make distributions to its shareholders (excluding restrictions applicable only upon a default or event of default);

             (v)  by its terms calls for aggregate payments by Ultimate Parent and its Significant Subsidiaries under such Contract of more than $75,000,000 over the remaining term of such Contract (other than this Agreement, energy purchase agreement and leases);

            (vi)  relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $75,000,000; and

           (vii)  by its terms calls for aggregate payments to Ultimate Parent and its Significant Subsidiaries under such Contract of more than $75,000,000 over the remaining term of such Contract (other than this Agreement, energy purchase agreements or purchase orders for the purchase of inventory and/or equipment in the ordinary course of business).

          Each Contract (i) set forth (or required to be set forth) in Section 5.9 of the Parent Disclosure Schedule, (ii) that would have otherwise been required to be set forth on Section 5.9 of the Parent Disclosure Schedule absent the exceptions in clauses (v) and (vii) for energy purchase agreements, or (iii) filed in the Canadian Filings pursuant to Part 12 of National Instrument 51-102, is referred to herein as an "Ultimate Parent Material Contract".

          (b)   Each of the Ultimate Parent Material Contracts is a legal, valid and binding obligation of, and enforceable against, Ultimate Parent or Ultimate Parent's subsidiary that is a party thereto and, to the knowledge of Ultimate Parent, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms in the ordinary course of business consistent with past practice, and (ii) for such failures to be legal, valid and binding or to be in full force and effect that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

          (c)   Ultimate Parent or its subsidiary that is a party to an Ultimate Parent Material Contract is in compliance with all terms and requirements of each Ultimate Parent Material Contract, and no event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by Ultimate Parent or any of its subsidiaries under any such Ultimate Parent Material Contract, and, to the knowledge of Ultimate Parent, no other party to any Ultimate Parent Material Contract is in breach or default (nor has any event occurred which, with or without notice or the passage of time, or both, would constitute such a breach or default) under any Ultimate Parent Material Contract, except in each case where such violation, breach, default or event of default does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, neither Ultimate Parent nor, to the knowledge of Ultimate Parent, any of its subsidiaries has received written notice from any other party to an Ultimate Parent Material Contract that such other party intends to terminate or renegotiate in any material respects the terms of any such Ultimate Parent Material Contract (except in accordance with the terms thereof).

        SECTION 5.10    Absence of Certain Changes or Events.

          (a)   Since December 31, 2014 through the date of this Agreement, (i) except as contemplated by this Agreement, Ultimate Parent and its subsidiaries have conducted their business in the ordinary course, in all material respects, and (ii) there has not occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

          (b)   Since December 31, 2014 through the date of this Agreement, neither Ultimate Parent nor any Significant Subsidiary of Ultimate Parent has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 6.2(c)(ii) or (iv).

        SECTION 5.11    Absence of Litigation.    There are no civil, criminal, administrative or other suits, claims, actions, proceedings, or arbitrations pending or, to the knowledge of Ultimate Parent, threatened against Ultimate Parent or any of its subsidiaries, other than any such suit, claim, action, proceeding, or arbitration that does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent. Neither Ultimate Parent nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

        SECTION 5.12    Employee Benefit Plans.

          (a)   Section 5.12(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Ultimate Parent Plan other than the plans that are sponsored by a subsidiary of Ultimate Parent. "Ultimate Parent Plan" means each employee benefit plan, and each other director and employee plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, compensation, equity or phantom equity, change in control, deferred compensation, incentive compensation, pension, retirement savings, bonus, profit sharing, health, medical or dental, disability, unemployment insurance, severance or employment agreement or any other compensatory plan or policy contributed to, sponsored or maintained by Ultimate Parent or any of its subsidiaries for the benefit of any current, former or retired employee or director or other individual consultant/service provider of Ultimate Parent (collectively, "Ultimate Parent Employees") or any of its subsidiaries.

          (b)   With respect to each Ultimate Parent Plan set forth on Section 5.12(a) of the Parent Disclosure Schedule, the Ultimate Parent has made available to the Company a true and complete copy thereof to the extent in writing and, to the extent applicable, all material supporting documents including, but not limited to: (i) any related trust agreement or other funding instrument, (ii) the most recent summary plan description for each Ultimate Parent Plan and (iii) for the most recent year (A) audited financial statements and (B) actuarial valuation reports, if any.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, (i) each Ultimate Parent Plan has been established, funded and administered in accordance with its terms and in compliance with applicable Laws, rules and regulations and (ii) with respect to each Ultimate Parent Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Ultimate Parent, threatened, with respect to any Ultimate Parent Plan that could reasonably be expected to result in material liability to Ultimate Parent.

          (d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, (i) no Ultimate Parent Plan has any unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable, and (ii) no event has occurred respecting any Ultimate Parent Plan which would result in the revocation of the registration of such Ultimate Parent Plan or entitle any Person (without the consent of Ultimate Parent) to wind up or terminate any Ultimate Parent Plan, or which could otherwise be expected to adversely affect the tax status of any such Ultimate Parent Plan. Neither Ultimate Parent, its subsidiaries nor any Affiliate contributes to, or has an obligation to contribute to, nor has at any time contributed to, or had an obligation to contribute to (on a contingent basis or otherwise), a "multiemployer plan" within the meaning of the Income Tax Act (Canada).

          (e)   None of the execution, delivery and performance of this Agreement, shareholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in combination with another event) will (i) entitle any Ultimate Parent Employee to severance pay (or a material increase in severance pay), unemployment compensation or any other payment, except as contemplated by this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Ultimate Parent Employee, except as contemplated by this Agreement, or (iii) limit or restrict the right to merge, amend, terminate or transfer the assets of any Ultimate Parent Plan on or following the Effective Time.

        SECTION 5.13    Labor and Employment Matters.    Ultimate Parent is not, nor has it ever been, a party to any collective bargaining agreement or other Contract with any labor union or other labor organization or other representative representing any Ultimate Parent Employees, nor is any such Contract presently being negotiated. To the knowledge of Ultimate Parent, there is no unfair labor practice charge or comparable or analogous complaint pending before any federal or provincial labor relations board (or equivalent regulatory body, tribunal or authority) against Ultimate Parent which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect on Ultimate Parent. There is no grievance, arbitration hearing, or arbitration award pending or, to the knowledge of Ultimate Parent, threatened against Ultimate Parent or any of its subsidiaries, which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

        SECTION 5.14    Insurance.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, (a) all insurance policies of Ultimate Parent and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in the industries in which Ultimate Parent and its subsidiaries operate and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

        SECTION 5.15    Properties.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, Ultimate Parent or a subsidiary of Ultimate Parent owns and has good and valid title to, or holds valid rights to lease or otherwise use, all items of real and personal property that are necessary to permit it to conduct the business of Ultimate Parent and its subsidiaries taken as a whole as currently conducted, in each case free and clear of all Liens (except in all cases for Permitted Liens).

        SECTION 5.16    Tax Matters.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent:

          (a)   All Tax Returns required to be filed by, or on behalf of, Ultimate Parent or any of its subsidiaries have been timely filed, or will be timely filed, in accordance with all applicable Laws and all such Tax Returns were, or will be at the time of filing, complete and accurate. Ultimate Parent and each of its subsidiaries has timely paid (or has had paid on its behalf) in full all Taxes due and payable except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of Ultimate Parent or any of its subsidiaries, other than with respect to Taxes not yet due and payable.

          (b)   No deficiencies for any Taxes have been proposed or assessed in writing against Ultimate Parent or any of its subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of Ultimate Parent or any of its subsidiaries either within Ultimate Parent's knowledge or claimed, pending or raised by a Taxing Authority in writing. During the last three (3) years, no claim has been made in writing by any Governmental Entity in a jurisdiction where any of Ultimate Parent or its subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction. Neither Ultimate Parent nor any of its subsidiaries has waived in writing any statute of limitations with respect to Taxes for any open tax year.

          (c)   Neither Ultimate Parent nor any of its subsidiaries (i) is or has ever been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person, other than Parent and any of its subsidiaries, by reason of filing or being required to file a consolidated, combined, affiliated, unitary or similar income Tax Return, or as a transferee or successor, by contract or otherwise.

          (d)   None of Ultimate Parent or any of its subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than (i) agreements solely between or among Ultimate Parent and/or any of its subsidiaries or (ii) agreements entered into in the ordinary course that do not relate primarily to Taxes.

          (e)   None of Ultimate Parent or any of its subsidiaries has been either a "distributing corporation" or a "controlled corporation" in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

          (f)    All Taxes required to be withheld, collected or deposited by or with respect to Ultimate Parent and each of its subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Taxing Authority.

          (g)   No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to Ultimate Parent or any of its subsidiaries, which could reasonably be expected to affect tax periods beginning after December 31, 2012.

          (h)   Neither Ultimate Parent nor any of its subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign law).

          (i)    Neither Ultimate Parent nor any of its subsidiaries has participated in any "tax shelter investment" within the meaning of Income Tax Act (Canada) Sections 237.1 through 237.3.

        Except to the extent that Section 5.12 relates to Taxes, the representations and warranties set forth in this Section 5.16 shall constitute the only representations and warranties by Ultimate Parent with respect to Tax matters.

        SECTION 5.17    Registration Statement; Proxy Statement; Circular.

          (a)   None of the information supplied or to be supplied by or on behalf of Ultimate Parent or any other subsidiary of Ultimate Parent for inclusion or incorporation by reference in (a) the Registration Statement and/or the Proxy Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC or at the time of the Company Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Circular will, at the time such document is filed with the applicable Canadian Securities Regulators, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Ultimate Parent or at the time of the Ultimate Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will, at the time such document is declared effective by the SEC, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

          (b)   Notwithstanding the foregoing, Ultimate Parent makes no representation or warranty with respect to any information supplied by or on behalf of the Company which is contained or incorporated by reference in the Registration Statement, Proxy Statement or Circular.

        SECTION 5.18    Intellectual Property.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent: (a) Ultimate Parent and its subsidiaries own, free and clear of all Liens except Permitted Liens, or have the right to use the Intellectual Property used in their business as currently conducted; (b) the conduct of Ultimate Parent's business as currently conducted does not infringe, misappropriate or violate the Intellectual Property rights of any Person, and Ultimate Parent and its subsidiaries have not received any written claim or allegation of same within the past three (3) years; (c) no Person is infringing, misappropriating or violating the Intellectual Property owned by Ultimate Parent or its subsidiaries; and (d) Ultimate Parent and its subsidiaries take all reasonable actions to protect the secrecy of their material trade secrets and confidential information and the security and operation of their material software and systems, and to the knowledge of Ultimate Parent, there have been no security breaches, unauthorized intrusions, or failures of same within the last three (3) years.

        SECTION 5.19    Environmental Matters.    Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent:

          (a)   Ultimate Parent and its subsidiaries are operating in compliance with all applicable Environmental Laws, including having all Permits required under any applicable Environmental Law for the operation of the business as currently conducted;

          (b)   to the knowledge of Ultimate Parent, neither Ultimate Parent nor any of its subsidiaries has released or discharged any Hazardous Substances on, at, under or from any real property currently or formerly owned, leased or operated by it or at any other location that is (i) currently subject to any investigation, remediation or monitoring, or (ii) reasonably likely to result in liability to Ultimate Parent or any subsidiary, in either case (i) or (ii) under any applicable Environmental Laws;

          (c)   to the knowledge of Ultimate Parent, Ultimate Parent has not assumed or retained any liabilities pursuant to applicable Environmental Laws or under any contractual agreements for investigating or remediating Hazardous Substances at or emanating from any former manufactured gas plant;

          (d)   Ultimate Parent is not a party to, and has not received written notice of, any pending or threatened claim, complaint, suit or demand alleging that it is in violation of or has liability under any Environmental Laws;

          (e)   Ultimate Parent is not a party, and is not subject, to any order, judgment, decree, settlement agreement, or similar arrangement imposing on it any obligation under any applicable Environmental Laws that remains unfulfilled; and

          (f)    Ultimate Parent has not expressly assumed or retained any liabilities under any applicable Environmental Laws of any other Person in any acquisition or divestiture of any property or business.

        SECTION 5.20    Opinions of Financial Advisors.    Goldman, Sachs & Co. has delivered to the Ultimate Parent Board of Directors its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, and based upon, and subject to, the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration to be paid by Ultimate Parent for each Company Share (other than the Cancelled Shares and the Restricted Stock) is fair, from a financial point of view, to Ultimate Parent.

        SECTION 5.21    Regulatory Matters.

          (a)    Regulation.    Each of Ultimate Parent and Parent is a "holding company," as such term is defined in the Public Utility Holding Company Act of 2005 and the implementing regulations of FERC in 18 C.F.R. Parts 366 ("PUHCA").

          (b)    Regulatory Filings.    All filings (other than immaterial filings) required to be made by the Ultimate Parent, Parent and their respective subsidiaries since January 1, 2014, with FERC under the FPA or PUHCA,, the Department of Energy, any applicable state utility commissions and any analogous non-U.S. Governmental Entity of appropriate jurisdiction have been made, as applicable, on a timely basis, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements pertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

        SECTION 5.22    Brokers.    No broker, finder or investment banker (other than Goldman, Sachs & Co. and Scotia Capital Inc., whose fees shall be paid by Parent or Ultimate Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Ultimate Parent for which the Company could have liability in a circumstance where the Merger is not consummated.

        SECTION 5.23    No Market Participation.    As of the date hereof, none of Ultimate Parent, Parent or Merger Sub or any of their respective Affiliates is a Market Participant in the Midcontinent Independent System Operator, Inc. or the Southwest Power Pool, Inc.

        SECTION 5.24    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article V, the Company acknowledges that neither Ultimate Parent nor any other Person on behalf of Ultimate Parent makes any other express or implied representation or warranty with respect to Ultimate Parent or with respect to any other information provided to the Company, except as contained in Article IV. Neither Ultimate Parent nor any other Person will have or be subject to any liability or indemnification obligation to Company or any other Person resulting from the distribution to the Company, or the Company's use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain "data rooms" or management presentations in expectation of the transactions contemplated by this Agreement.

        SECTION 5.25    Access to Information; Disclaimer.    Ultimate Parent acknowledges and agrees that it has conducted its own independent investigation of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, Ultimate Parent further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations.

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER

        SECTION 6.1    Conduct of Business of the Company Pending the Merger.    From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 6.1 of the Company Disclosure Schedule, as required by applicable Laws or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) (i) the business of the Company and its subsidiaries shall be conducted in the ordinary course of business consistent with past practice and good utility practice and (ii) the Company and its subsidiaries shall use their respective commercially reasonable efforts to (x) preserve substantially intact the business organization of the Company and its Significant Subsidiaries, and (y) maintain their respective relationships with Governmental Entities, customers, suppliers, contractors, distributors, creditors, lessors and other third parties that have material business dealings with the Company or such subsidiary of the Company and its key employees, (b) the Company shall not, and it shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement or their respective ability to satisfy their obligations hereunder, (c) the

Company shall, and shall cause each subsidiary of the Company to, subject to circumstances beyond the Company's reasonable control, make the capital expenditures as and when required to be made based on any approved allocation to the Company or any of its subsidiaries by the Regional Transmission Organizations, as part of the transmission planning process, (d) without limiting the foregoing, the Company shall not, and shall cause each subsidiary of the Company not to:

            (i)  amend or otherwise change the Company Articles of Incorporation or the Company Bylaws or the equivalent organizational documents of any Significant Subsidiary, in each case in any material respect;

           (ii)  make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any Person, corporation, partnership or other business organization or division thereof or any assets, in each case, except for (A) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case in the ordinary course of business and good utility practice or pursuant to existing Contracts or (B) acquisitions or investments that do not exceed $100,000,000 in the aggregate;

          (iii)  issue or authorize the issuance, pledge, transfer, subject to any Lien, sell, or dispose of, any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except (A) for the issuance of shares of Company Common Stock upon the exercise, vesting or settlement of Options, Restricted Stock, Performance Shares or Equivalent Performance Shares outstanding as of the Capitalization Date or pursuant to the ESPPs, (B) for any issuance, sale or disposition to the Company or a wholly owned subsidiary of the Company by any subsidiary of the Company, (C) for the grant of Restricted Stock on terms and conditions consistent with Section 6.1(d)(iii)(C) of the Company Disclosure Schedule, (D) for the issuance into notional accounts of additional Equivalent Performance Shares in accordance with the terms of the grant agreements relating to Performance Shares outstanding as of the Capitalization Date, or (E) for pledges or Liens relating to any indebtedness incurred in compliance with Section 6.1(d)(x);

          (iv)  reclassify, combine, split, subdivide or amend the terms of, redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any of its Significant Subsidiaries (except (A) for the acquisition of shares of Company Common Stock tendered by directors or employees in connection with a cashless or net settled exercise of Options or in order to pay the exercise price or Taxes in connection with the exercise, vesting or settlement of Options, Restricted Stock or Performance Shares or (B) in connection with a share repurchase program in effect as of the date hereof);

           (v)  other than Permitted Liens or Liens relating to any indebtedness incurred in compliance with Section 6.1(d)(x), create or incur any Lien in excess of $50,000,000 in the aggregate of notional debt on any material assets of the Company or its subsidiaries (other than subsidiaries acquired following the date hereof);

          (vi)  make any loans or advances to any Person (other than the Company or any of its wholly-owned subsidiaries) other than in the ordinary course of business or not in excess of $25,000,000 in the aggregate;

         (vii)  sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, assign, exclusively license, allow to expire, or dispose of any material assets, rights or properties other than (A) sales, dispositions or licensing of equipment and/or inventory and other assets in the ordinary course of business consistent with past practice or pursuant to Company Material Contracts in effect on the date hereof or (B) other sales, assignments, exclusive licenses, expirations or dispositions of assets, rights or properties to the Company or of assets, rights or properties with a value of less than $100,000,000 in the aggregate;

        (viii)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except (A) the Company may continue the declaration and payment of regular quarterly cash dividends on Company Common Stock, not to exceed the amount set forth on Section 6.1(d)(viii) of the Company Disclosure Schedule, with usual record and payment dates for such dividends in accordance with past dividend practice and (B) for any dividend or distribution by a subsidiary of the Company to the Company or wholly owned subsidiary of the Company);

          (ix)  other than in the ordinary course of business or as required by Law, enter into, terminate, modify or amend in any material respect any Company Material Contract;

           (x)  except for borrowings in the ordinary course of business under the Company's and its subsidiaries' Credit Facilities, except for issuances under the Company's Commercial Paper Program and except for intercompany loans between the Company and any of its wholly owned subsidiaries or between any wholly owned subsidiaries, incur or repay indebtedness for borrowed money, or modify in any material respect in a manner adverse to the Company or Ultimate Parent or any of its subsidiaries the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any Person (other than a wholly owned subsidiary of the Company), other than (A) indebtedness incurred in the ordinary course of business not to exceed $50,000,000 in the aggregate, (B) pursuant to letters of credit in the ordinary course of business, (C) (a) to finance the activities of the Company and its subsidiaries, or (b) in replacement or refinancing of existing indebtedness for borrowed money, which with respect to the Company's existing indebtedness matures within ninety (90) days of such replacement or refinancing, in each case as disclosed in the 2016 Financing Plan in Annex 6.1(i) of the Company Disclosure Schedule; provided, that (1) the terms (including covenants and default terms, but excluding interest rate, original issue discount, call protection and other financial terms) of such indebtedness are, in the reasonable determination of the Company, consistent with then current market terms or, solely with respect to the replacement or refinancing of existing indebtedness, no more restrictive, when taken as a whole, to the Company or its applicable subsidiary than the terms of the existing indebtedness that is being replaced or refinanced and, with respect to both subsections (C)(a) and (C)(b) above, shall not include any prohibition or restriction or condition restricting the ability of the Company or any of its subsidiaries, as applicable, to pay dividends or other distributions or to make or repay loans or advances to the Ultimate Parent other than (x) restrictions applicable only during the continuance of a default or event of default under the relevant agreement and (y) the restriction set forth in the Term Loan Credit Agreement of the Company, dated as of December 20, 2013, which permits the payment of dividends or other distributions if, after giving effect thereto, the rating of the debt of the Company or any of its subsidiaries, as applicable, shall be BBB– or higher, and any restriction on change of ownership or control shall include an exception for the Merger and (2) any financing of the activities of the Company and its subsidiaries so incurred under subsection (C)(a) may not exceed the aggregate principal amount set forth in the 2016 Financing Plan in Annex 6.1(i) of the Company Disclosure Schedule, and any replacement or refinancing indebtedness so incurred must not exceed the aggregate principal amount of the indebtedness being replaced or refinanced, plus any accrued and unpaid interest on and premiums, fees, costs and expenses paid in connection with such repayment or refinancing, (D) guarantees by the Company or its subsidiaries of indebtedness of its subsidiaries, or (E) any commodity, currency, sale or hedging agreements in the ordinary course, consistent with past practice and good utility practice which can be terminated on ninety (90) days or less notice;

  provided, that any indebtedness incurred in accordance with this Section 6.1(d)(x) shall not reasonably be expected to adversely affect Ultimate Parent's, Parent's or Merger Sub's ability to consummate the Financing;

          (xi)  (1) except as required by the existing terms of a Company Plan or as set forth on Section 6.1(d)(xi) of the Company Disclosure Schedule, (A) increase the compensation or benefits of any of its officers (except in the ordinary course of business, including pursuant to the Company's regular merit review process), (B) grant any severance or termination pay to any of its officers (except in the ordinary course of business), (C) enter into, amend, change or revise any employment, change in control, consulting or severance agreement or arrangement with the chief executive officer of the Company or any of his direct reports or terminate the chief executive officer of the Company or any of his direct reports other than for cause (as defined under the applicable employment agreement), (D) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Laws, (E) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Company Plan or remove any existing restrictions in any Company Plans or awards made thereunder or (F) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Plan, to the extent not already provided in any such Company Plan or (2) establish, adopt, enter into or amend in any material respect or terminate any Company Plan, enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

         (xii)  make any material change in any accounting principles, except as may be appropriate to conform to statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

        (xiii)  other than in the ordinary course of business or as required by applicable Law or GAAP, (A) make or change any material Tax election, (B) surrender any material claim for a refund of Taxes, (C) enter into any agreement materially affecting Taxes due for any taxable period ending after the Closing Date, (D) settle or compromise any material liability for Taxes, or (E) amend in a material respect any Tax Return;

        (xiv)  other than in the ordinary course of business or as required by applicable Law, enter into or amend in any material respect any collective bargaining agreement with any labor organization representing any Company Employees;

         (xv)  waive, release, assign, discharge, settle, satisfy or compromise any material litigation, other than the waiver, release, assignment, discharge, settlement, satisfaction or compromises of litigation where the amount paid does not exceed $25,000,000 in the aggregate or, if greater, does not materially exceed the total incurred case reserve amount for such matter maintained by the Company and/or its subsidiaries as in effect prior to the date of this Agreement;

        (xvi)  merge or consolidate the Company or any of its subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restricting, recapitalization or other reorganization of the Company or any of its subsidiaries;

       (xvii)  make or commit any capital expenditures, in the period from the date hereof until December 31, 2016, or in the twelve (12) month period ending December 31, 2017, that in the aggregate exceed the Company's capital expenditures budget as disclosed in Section 6.1(d)(xvii) of the Company Disclosure Schedule for such period; provided, however, that notwithstanding the foregoing, the Company and its subsidiaries shall be permitted to make emergency capital expenditures in any amount (A) required by a Governmental Entity or (B) that the Company determines is incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident or natural disaster or other force majeure event necessary to maintain or restore safe, adequate and reliable electric transmission service; provided, further, that the Company shall use commercially reasonable efforts to consult with Parent prior to making or agreeing to make any such expenditure described in clauses (A) or (B) above; or

      (xviii)  agree, authorize or commit to do any of the foregoing actions described in Section 6.1(d)(i) through Section 6.1(d)(xvii); and

          (e)   The Company shall give (or shall cause its subsidiaries to give) any notices to third parties, and the Company and Parent shall each use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents, in each case (i) necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Schedule; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Merger; provided, further, in seeking any such actions, consents, approvals or waivers, the Company shall not be required to pay any consent or similar fee to obtain such consents other than de minimis amounts or amounts that are advanced or reimbursed by Parent.

        SECTION 6.2    Conduct of Business of Ultimate Parent, Parent and Merger Sub Pending the Merger.    Each of Ultimate Parent, Parent and Merger Sub agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 6.2 of the Parent Disclosure Schedule, as required by applicable Laws or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) (i) the business of Ultimate Parent and its subsidiaries shall be conducted in the ordinary course of business consistent with past practice and, where applicable, good utility practice and (ii) Ultimate Parent and its subsidiaries shall use their respective commercially reasonable efforts to (x) preserve substantially intact the business organization of Ultimate Parent and its Significant Subsidiaries, and (y) maintain their respective relationships with Governmental Entities, customers, suppliers, contractors, distributors, creditors, lessors and other third parties that have material business dealings with Ultimate Parent or such subsidiary of Ultimate Parent and its key employees, (b) Ultimate Parent shall not, and it shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement or their respective ability to satisfy their obligations hereunder (it being understood that Ultimate Parent's, Parent's and Merger Sub's efforts to obtain the Financing shall be governed by Section 7.17) and (c) without limiting the foregoing, Ultimate Parent shall not, and shall cause each subsidiary of Ultimate Parent not to:

            (i)  amend or otherwise change the Ultimate Parent Articles of Incorporation or the Ultimate Parent Bylaws or the equivalent organizational documents of any Significant Subsidiary, in each case in any material respect in a manner that would adversely affect the consummation of the Merger, or adversely affect the holders of Company Shares whose shares may be converted into Ultimate Parent Common Stock at the Effective Time; provided, that the foregoing shall not restrict Ultimate Parent from amending the Ultimate Parent Articles of Incorporation in connection with the issuance of Ultimate Parent First Preference Shares or Ultimate Parent Second Preference Shares in connection with the Financing as long as such amendment would not adversely affect the consummation of the Merger or adversely affect the holders of Company Shares whose shares may be converted into Ultimate Parent Common Stock at the Effective Time compared to the current holders of Ultimate Parent Common Stock;

           (ii)  make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any Person, corporation, partnership or other business organization or division thereof or any assets, in each case, except for (A) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case in the ordinary course of business and good utility practice or pursuant to existing Contracts or (B) acquisitions or investments that do not exceed $500 million individually;

          (iii)  reclassify, combine, split, subdivide or amend the terms of any shares of capital stock of Ultimate Parent or any of its Significant Subsidiaries;

          (iv)  merge or consolidate Ultimate Parent with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restricting, recapitalization or other reorganization of Ultimate Parent, other than in connection with an internal reorganization;

           (v)  incur indebtedness for borrowed money that would reasonably be expected to cause the credit rating of the Ultimate Parent to drop below investment grade; or

          (vi)  agree, authorize or commit to do any of the foregoing actions described in Section 6.2(c)(i) through Section 6.2(c)(v).

        SECTION 6.3    No Control of Other Party's Business.    Nothing contained in this Agreement shall give Ultimate Parent, Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's or its subsidiaries' operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Ultimate Parent's, Parent's or their respective subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Ultimate Parent, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries' respective operations.

ARTICLE VII
ADDITIONAL AGREEMENTS

        SECTION 7.1    Acquisition Proposals.

          (a)   The Company shall not, and shall cause its subsidiaries and their respective directors, officers, and employees not to, and shall use its reasonable best efforts to cause their respective consultants, attorneys, accountants, financial advisors, agents, investment bankers or other representatives ("Representatives") not to (and shall not authorize or permit their respective Representatives to), (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries with respect to or that could reasonably be expected to lead to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or engage in any negotiations or discussions concerning, or furnish or provide access to its properties, books and records or any confidential information or data to, any Person relating to an Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement for any Acquisition Proposal; provided that it is understood and agreed that any determination or action by the Company Board of Directors permitted under Section 7.1(b) or Section 7.1(d) shall not be deemed to be a breach or violation of this Section 7.1(a) or, in the case of Section 7.1(b)(i) - (iv), give Ultimate Parent or Parent a right to terminate this Agreement pursuant to Section 9.1(e)(ii). The Company shall, and shall cause its subsidiaries and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause their respective Representatives to, (i) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than the Parties) in connection with an Acquisition Proposal, in each case that exist as of the date hereof, and (ii) promptly request each Person (other than the Parties) that has prior to the date hereof executed a confidentiality agreement or similar agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing of the receipt of any Acquisition Proposal after the date hereof, which notice shall include a summary of the material terms of, including the identity of the Person making, such Acquisition Proposal. The Company shall keep Parent informed in all material respects on a prompt basis of the current status and material terms of any such Acquisition Proposal including any material changes in respect of any such Acquisition Proposal and shall deliver to Parent a summary of any material changes to any such Acquisition Proposal. Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Company or the Company Board of Directors if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and so long as the Company promptly notifies Parent thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and, if requested by Parent, grants Parent a waiver, amendment or release of any similar provision under the Confidentiality Agreement.

          (b)   Notwithstanding anything to the contrary in Section 7.1(a) or Section 7.3, nothing contained in this Agreement shall prevent the Company or its Company Board of Directors from:

              (i)  (x) taking and disclosing to its shareholders a position in accordance with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (y) making any "stop-look-and-listen" communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or (z) making any disclosure to shareholders of the Company with regard to the transactions contemplated by this Agreement or an Acquisition Proposal made after the date hereof if, in the good faith judgment of the Company Board of Directors, after consultation with its outside legal counsel, it determines that it is legally required to do so or failing to do so could be reasonably likely to be inconsistent with its fiduciary duties under applicable law; provided that neither the Company nor its Company Board of Directors may take an action that would constitute a Company Change of Recommendation in respect of an Acquisition Proposal unless permitted by Section 7.1(d), and compliance with the foregoing shall not in any way limit or modify the effect that any action taken pursuant thereto has under any other provision of this Agreement;

             (ii)  prior to obtaining the Company Requisite Vote, contacting and engaging in discussions with any Person or group and their respective Representatives who has made an Acquisition Proposal after the date hereof solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

            (iii)  prior to obtaining the Company Requisite Vote, providing access to its properties, books and records and providing information or data in response to a request therefor by a Person or group who has made a bona fide written Acquisition Proposal after the date hereof if the Company Board of Directors (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal could reasonably be expected to constitute, result in or lead to a Superior Proposal, and (B) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; or

            (iv)  prior to obtaining the Company Requisite Vote, participating and engaging in any negotiations or discussions with any Person or group and their respective Representatives who has made a bona fide written Acquisition Proposal after the date hereof (which negotiations or discussions need not be solely for clarification purposes) if the Company Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal could reasonably be expected to constitute, result in or lead to a Superior Proposal;

  provided, that with respect to Section 7.1(b)(ii) - (iv), (A) in the case of Section 7.1(b)(ii) - (iv), such Acquisition Proposal was not solicited in material breach of Section 7.1(a), (B) in the case of Section 7.1(b)(iii) - (iv), the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (C) in the case of Section 7.1(b)(iii) - (iv), the Company gives Parent the notice required by Section 7.1(a), and (D) in the case of Section 7.1(b)(iii), the Company furnishes any information provided to the maker of the Acquisition Proposal only pursuant to an executed Acceptable Confidentiality Agreement and such furnished information is delivered to Parent at substantially the same time (to the extent such information has not been previously furnished or made available by the Company to Parent).

          (c)   Except as contemplated by Section 7.1(d), neither the Company Board of Directors nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, or resolve to or propose to withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to Ultimate Parent or Parent, (B) make any public statement inconsistent with the Company Recommendation, (C) approve, adopt or recommend any Acquisition Proposal, or any inquiry or proposal that would reasonably be expected to lead to any Acquisition Proposal, (D) fail to reaffirm or re-publish the Company Recommendation within ten (10) Business Days of being requested by Parent to do so (provided, however, that Parent shall not be entitled to request such a reaffirmation or re-publishing more than one (1) time with respect to any single Acquisition Proposal other than in connection with an amendment to any financial terms of such Acquisition Proposal or any other material amendment to such Acquisition Proposal) or (E) fail to announce publicly, within ten (10) Business Days after a tender offer or exchange offer relating to any securities of the Company has been commenced, that the Company Board of Directors recommends rejection of such tender or exchange offer (each such action set forth in clauses (A) through (E) above being a "Company Change of Recommendation"), (ii) authorize, cause or permit the Company to enter into a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than the Acceptable Confidentiality Agreement) or recommend any tender offer providing for, with respect to, or in connection with any Acquisition Proposal or requiring the Company to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) take any action pursuant to which any Person (other than Ultimate Parent, Parent, Merger Sub or their respective Affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any take-over statute or certificate of incorporation provision relating to an Acquisition Proposal. For the avoidance of doubt, a change of the Company Recommendation to "neutral" is a Company Change of Recommendation.

          (d)   Notwithstanding anything in this Section 7.1 to the contrary, at any time prior to obtaining the Company Requisite Vote, (i) the Company Board of Directors may effect a Company Change of Recommendation in response to an Intervening Event or (ii) if the Company Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to an Acquisition Proposal from a third party that did not otherwise result from a material breach of Section 7.1(a) , that such proposal constitutes a Superior Proposal, and such Acquisition Proposal is not withdrawn, the Company or the Company Board of Directors may (i) make a Company Change of Recommendation and/or (ii) terminate this Agreement pursuant to Section 9.1(d)(ii) to enter into a definitive agreement with respect to such Superior Proposal, if (and only if) (A) in the event the Agreement is terminated pursuant to Section 9.1(d)(ii), the Company pays to Parent any Company Termination Fee required to be paid pursuant to Section 9.2(b)(i) and (B) after consultation with its financial advisors and outside legal counsel, the Company Board of Directors determines that the failure to make a Company Change of Recommendation, or to terminate this Agreement pursuant to Section 9.1(d)(ii), would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws; provided, however, that the Company or the Company Board of Directors, as applicable, may only take the actions described in clauses (i) and (ii) if (x) the Company delivers to Parent a written notice (a "Company Notice") advising Parent that the Company Board of Directors proposes to take such action and containing (1) the material details of such Intervening Event or the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board of Directors and (2) a copy of the most current draft of any written agreement relating to the Superior Proposal and (y) at or after 5:00 p.m., New York City time, on the third (3rd) Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the third (3rd) Business Day immediately following the day on which the Company delivered the Company Notice, the "Notice Period"), the Company Board of Directors reaffirms in good faith (after consultation with its outside counsel and financial advisor) that the failure to make a Company Change of Recommendation, or to terminate this Agreement pursuant to Section 9.1(d)(ii), would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws, and, in the case of an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal. If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives (including by making the Company's officers and Representatives reasonably available to negotiate) to make such adjustments in the terms and conditions of this Agreement so that (A) in the case of an Acquisition Proposal, such Acquisition Proposal would cease to constitute a Superior Proposal (it being understood and agreed that if Ultimate Parent or Parent has committed to any changes to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Proposal, the Company Board of Directors shall provide a new Company Notice and an additional three (3) Business Day period from the date of such notice) or (B) in the case of an Intervening Event, the failure of the Company Board of Directors to make a Company Change of Recommendation would not be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws. Any such Company Change of Recommendation shall not change the approval of this Agreement or any other approval of the Company Board of Directors in any respect that would have the effect of causing any corporate takeover statute or other similar statute or any provision of the Charter to be applicable to the transactions contemplated hereby, including the Merger. Notwithstanding any Company Change of Recommendation, unless this Agreement is terminated pursuant to its terms, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting for the purpose of approving the Merger, and nothing contained in this Section 7.1, including any rights of the Company to take certain actions pursuant to this Section 7.1, shall be deemed to relieve the Company of such obligation.

          (e)   For purposes of this Agreement, the following terms shall have the meanings assigned below:

              (i)  "Acquisition Proposal" means any proposal, inquiry, indication of interest or offer from any Person or group of Persons (other than Ultimate Parent, Parent, Merger Sub or their respective Affiliates) relating to any transaction or series of transactions, involving (A) any direct or indirect acquisition or purchase of (1) a business or assets that constitute 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or (2) 20% or more of the total voting power of the equity securities of the Company, (B) any tender offer, exchange offer or similar transaction that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the total voting power of the equity securities of the Company, or (C) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole).

             (ii)  "Superior Proposal" means an Acquisition Proposal involving (A) assets that generate more than 50% of the consolidated total revenues of the Company and its subsidiaries, taken as a whole, (B) assets that constitute more than 50% of the consolidated total assets of the Company and its subsidiaries, taken as a whole, or (C) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board of Directors in good faith determines, after consultation with its outside counsel and financial advisor, would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the transactions contemplated hereby after taking into account all such factors and matters considered appropriate in good faith by the Company Board of Directors (including, to the extent considered appropriate by the Company Board of Directors, (i) all strategic considerations, including whether such Acquisition Proposal is more favorable from a long-term strategic standpoint, (ii) financial provisions and the payment of the Company Termination Fee, (iii) legal and regulatory conditions and other undertakings relating to the Company's and its subsidiary's customers, suppliers, regulators, lenders, partners, employees and other constituencies, (iv) probable timing, (v) likelihood of consummation and (vi) with respect to which the cash consideration and other amounts (including costs associated with the Acquisition Proposal) payable at Closing are subject to fully committed financing from recognized financial institutions), and after taking into account any changes to the terms of this Agreement committed to in writing by Ultimate Parent and Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 7.1(d) or otherwise.

        SECTION 7.2    Preparation of Registration Statement; Proxy Statement; Circular.

          (a)   Promptly after the date of this Agreement, (i) the Company shall (in no event later than thirty (30) days after the date hereof), prepare and provide to Ultimate Parent and its advisors the Proxy Statement or Proxy Statement-related portions of the Registration Statement, as applicable, and (ii) the Company, Ultimate Parent, Parent and Merger Sub shall (in no event later than sixty (60) days after the date hereof) prepare, and Ultimate Parent shall cause to be filed with the SEC, the Registration Statement, which will include the Proxy Statement and a prospectus, as applicable. Ultimate Parent, Parent, Merger Sub and the Company will cooperate with each other in the preparation, amendment, filing, printing and mailing of the Registration Statement, Proxy Statement, and the Circular, as applicable. Each of the Company and Ultimate Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Without limiting the generality of the foregoing, each of Ultimate Parent, Parent, Merger Sub and the Company shall furnish the information relating to it its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Registration Statement, Proxy Statement and the Circular. The Registration Statement, Proxy Statement and the Circular shall include all information reasonably requested by such other party to be included therein. The Circular shall provide shareholders of Ultimate Parent with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Ultimate Parent Shareholder Meeting. Each of Ultimate Parent, Parent, Merger Sub and the Company shall promptly notify the other upon the receipt of any comments or correspondence from the SEC or the TSX, as applicable, or any request from the SEC or the TSX, as applicable, for amendments or supplements to the Registration Statement, the Proxy Statement and the Circular, and shall provide each other with copies of all correspondence that is customarily provided by or on behalf of it, on one hand, and by the SEC or the TSX, as applicable, on the other hand. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof, and Ultimate Parent, Parent and Merger Sub shall use its reasonable best efforts to resolve any comment from the SEC or the TSX with respect to the Circular or the Registration Statement, as applicable. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement or any other materials used in connection with the Company Shareholders Meeting that constitute "proxy materials" or "solicitation materials" as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the "solicitation" of "proxies" as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or mailing the Circular or any other materials used in connection with the Ultimate Parent Shareholder Meeting that constitute an "information circular", "proxy-related materials" or are otherwise used for the "solicitation" of "proxies" as those terms are used under applicable Canadian securities Law or "proxy materials" or "solicitation materials" as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the "solicitation" of "proxies" as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or responding to any comments of the SEC or the TSX, as applicable, with respect thereto, each of Ultimate Parent, Parent, Merger Sub and the Company (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by each other. Each of Ultimate Parent, Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Registration Statement, Proxy Statement and Circular which shall have become false or misleading. Unless the Company Board of Directors has made a Company Change of Recommendation in accordance with Section 7.1(d), terminated the Agreement and paid the Company Termination Fee, the Company Recommendation shall be included in the Proxy Statement.

          (b)   If, at any time prior to the Effective Time, any information relating to the Company, Ultimate Parent, Parent or Merger Sub, or any of their respective Affiliates, officers or directors, is discovered by any Party that should be set forth in an amendment or supplement to the Proxy Statement, Registration Statement or the Circular so that any such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other Parties and an appropriate amendment or supplement describing such information shall be filed with the SEC or Canadian Securities Regulators, as applicable, as promptly as practicable after the other Parties have had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the shareholders of the Company and/or Ultimate Parent.

        SECTION 7.3    Shareholders Meetings.

          (a)   Notwithstanding any Company Change of Recommendation, the Company, acting through its Company Board of Directors (or a committee thereof), shall promptly (but in no more than twenty (20) Business Days) following declaration of effectiveness by the SEC of the Registration Statement or that the SEC has no further comments on or will not review the Proxy Statement or Registration Statement, take all reasonable action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the "Company Shareholders Meeting"); provided that the Company may postpone, recess or adjourn such meeting for up to thirty (30) days (excluding any adjournment or postponements required by applicable Law) (i) to the extent required by Law or to prevent a breach of fiduciary duty, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, (iii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (iv) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board of Directors has determined in good faith after consultation with outside counsel is necessary under applicable Law or to prevent a breach of fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company's shareholders prior to the Company Shareholders Meeting. The Company, acting through its Company Board of Directors (or a committee thereof), shall subject to Section 7.1(d), (a) include in the Proxy Statement the Company Recommendation and, subject to the consent of each of the Company Financial Advisors, the written opinion of the Company Financial Advisors, dated as of the date of this Agreement, that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock and (b) use its reasonable best efforts to obtain the Company Requisite Vote. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Shareholders Meeting if this Agreement is terminated.

          (b)   Ultimate Parent, acting through the Ultimate Parent Board of Directors (or a committee thereof), shall promptly (and in no event later than sixty (60) days after the date hereof) prepare and provide the Circular to TSX for clearance and promptly following pre-clearance by the TSX of the Circular, take all reasonable action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the Share Issuance (including any adjournment or postponement thereof, the "Ultimate Parent Shareholders Meeting"); provided that Ultimate Parent may postpone, recess or adjourn such meeting for up to thirty (30) days (excluding any adjournment or postponements required by applicable Law) (i) to the extent required by Law or to prevent a breach of fiduciary duty, (ii) to allow reasonable additional time to solicit additional proxies to the extent Ultimate Parent reasonably believes necessary in order to obtain the Ultimate Parent Requisite Vote, (iii) if as of the time for which the Ultimate Parent Shareholders Meeting is originally scheduled (as set forth in the Circular) there are insufficient shares of Ultimate Parent represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Ultimate Parent Shareholders Meeting or (iv) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Ultimate Parent Board of Directors has determined in good faith after consultation with outside counsel is necessary under applicable Law or to prevent a breach of fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Ultimate Parent's shareholders prior to the Ultimate Parent Shareholders Meeting. The Ultimate Parent, acting through the Ultimate Parent Board of Directors (or a committee thereof), shall (a) include in the Circular the Ultimate Parent Recommendation and (b) use its reasonable best efforts to obtain the Ultimate Parent Requisite Vote. Notwithstanding anything to the contrary contained in this Agreement, Ultimate Parent shall not be required to hold the Ultimate Parent Shareholders Meeting if this Agreement is terminated.

        SECTION 7.4    Regulatory Approvals.

          (a)   During the Interim Period, the Parties will, in order to consummate the transactions contemplated hereby and except to the extent a different standard is specified in another applicable provision of this Agreement, (i) proceed diligently and in good faith and use best efforts, as promptly as practicable in accordance with Section 7.4(c), to obtain the Consents and Filings listed in Section 3.5(b) of the Company Disclosure Schedule and Sections 4.3(b) and 5.5(b) of the Parent Disclosure Schedule, and to make all required filings with, and to give all required notices to, the applicable Governmental Entities, (ii) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement (including satisfying any of the conditions set forth in Article VIII as promptly as practicable), and (iii) cooperate in good faith with the applicable Governmental Entities or other Persons and provide promptly such other information and communications to such Governmental Entities or other Persons as such Governmental Entities or other Persons may reasonably request in connection therewith. The Company shall not consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

          (b)   During the Interim Period, the Parties will provide prompt notification to each other when any such approval referred to in Section 7.4(a) is obtained, taken, made, given or denied, as applicable, and will advise each other of any material communications with any Governmental Entity or other Person regarding any of the transactions contemplated by this Agreement, including (i) giving the other Parties prompt notice of the making or commencement of any material, written request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; and (ii) keeping the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding. Subject to applicable Laws relating to the exchange of information, and unless prohibited by the reasonable request of any Governmental Entity, Parent shall have the right to review and approve in advance and the Company shall have the right to review in advance, and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal (including all of the information relating to Ultimate Parent, Parent or the Company, as the case may be, and any of their respective subsidiaries, that appears in any filing) made with, or written materials submitted to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party will permit authorized representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any material, written document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding. Ultimate Parent, Parent and Merger Sub shall, subject to and without limiting Ultimate Parent's, Parent's and Merger Sub's obligations under this Section 7.4, be permitted to implement its strategy and otherwise pursue its position as to which it has (i) consulted with the Company and taken the Company's views into account in good faith and (ii) developed, implemented and pursued with a view to obtaining any necessary clearances pursuant to antitrust Laws as promptly as practicable (and in any event by the End

  Date) and the Company agrees it shall not take a position in any filing, meeting or communication with any Governmental Entity that is contrary to, or inconsistent with, such strategy and position in connection with the transactions contemplated by this Agreement. Ultimate Parent, Parent and Merger Sub shall be permitted to take the lead in all joint meetings and communications with any Governmental Entity in connection with obtaining any necessary clearances pursuant to any competition law authorities; provided, that Ultimate Parent, Parent and Merger Sub shall have complied with the other provisions of this Section 7.4. In exercising the foregoing rights, each of the Company, Ultimate Parent and Parent shall act reasonably and as promptly as practicable. Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a Party may be provided to the other Party on an outside counsel-only basis.

          (c)   In furtherance of the foregoing covenants:

              (i)  Ultimate Parent, Parent, Merger Sub and the Company shall use their best efforts to make any premerger notification filing required under the HSR Act with respect to the transactions contemplated hereby at a time to be mutually agreed within five (5) months following the execution of this Agreement. Ultimate Parent, Parent, Merger Sub and the Company shall supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act and shall take all other actions, proper or advisable consistent with this Section 7.4 (including Section 7.4(d)), to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Ultimate Parent, Parent, Merger Sub and the Company shall comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, made by the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (the "Antitrust Authorities") and use best efforts to take all other actions to obtain clearance from the Antitrust Authorities. Each of Parent and Merger Sub shall exercise its best efforts, and the Company shall cooperate fully with Parent and Merger Sub, to promptly prevent the entry in any claim brought by an Antitrust Authority of any order that would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby in any material respect.

             (ii)  Other than with respect to filings under the HSR Act, the Parties will, as soon as reasonably practicable following the execution of this Agreement, and in any event at a mutually agreed time within one hundred twenty (120) days after the date hereof, prepare and file, and pay any fees due in connection therewith in accordance with Section 9.3, with each applicable Governmental Entity requests for such Consents as may be necessary for the consummation of the transactions contemplated hereby in accordance with the terms of this Agreement and as set forth on Section 3.5(b) of the Company Disclosure Schedule, other than with respect to applications and filings to be made with the Federal Communications Commission, which shall be made at a time mutually agreeable to Parent and the Company. The Parties will diligently pursue and use their best efforts to obtain such Consents and will cooperate with each other in seeking such Consents. To such end, the Parties agree to make reasonably available the personnel and other resources of their respective organizations in order to obtain all such Consents. Each Party will promptly inform the other Parties of any material communication received by such Party from, or given by such party to, any Governmental Entity from which any such Consent is required, unless prohibited by the reasonable request of any Governmental Entity, and of any material communication received or given in connection with any claim by a private party, in each case regarding any of the transactions contemplated hereby, and will permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any such Governmental Entity or, in connection with any claim by a private party, with such other Person, and to the extent permitted by such Governmental Entity or other Person, give the other party the opportunity to attend and to participate in such meetings and conferences.

          (d)   Notwithstanding anything in this Agreement and this Section 7.4, Ultimate Parent, Parent and Merger Sub agree that the making of the Filings and obtaining the Consents listed in Section 3.5(b) of the Company Disclosure Schedule and Section 4.3(b) and Section 5.5(b) of the Parent Disclosure Schedule and the making of any other required Filings and the obtaining of any other required Consents with or from any Governmental Entity, are the responsibility of Ultimate Parent, Parent and Merger Sub, and that Ultimate Parent, Parent and Merger Sub shall, and shall cause their Affiliates to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to make such Filings or obtain such Consents with or from any Governmental Entity as are required in connection with the consummation of the transactions contemplated hereby, including (i) taking such actions and agreeing to such requirements, commitments, restrictions, rate, capitalization or other concessions or conditions to mitigate any concerns as may be requested or required by a Governmental Entity in connection with any Filing or Consent, (ii) proposing, negotiating, committing to and effecting, by consent decree, settlement agreement, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Parent or its Affiliates (including the Surviving Corporation and its subsidiaries) or any interests therein, (iii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Parent or its Affiliates (including the Surviving Corporation and its subsidiaries), (iv) terminating any venture or other arrangement and (v) otherwise taking or committing to take actions that after the Closing Date would limit Parent's or its Affiliates' (including the Surviving Corporation's and its subsidiaries') freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines or assets of Parent and its Affiliates (including the Surviving Corporation and its subsidiaries) or any interests therein, in each case as may be required in order to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event no later than the End Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby as soon as reasonably possible (and in any event no later than the End Date). Without limiting the foregoing, from the date hereof through the Closing Date, Ultimate Parent, Parent and Merger Sub agree that except as may be agreed in writing by the Company, Ultimate Parent, Parent and Merger Sub shall not, shall cause their Affiliates not to, and shall not permit any action, which would reasonably be expected to materially and adversely impact the ability of the Parties to secure all required Filings or Consents with or from any Governmental Entity to consummate the transactions hereunder, or take any action with any Governmental Entity relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby or result in the failure to satisfy any condition to consummation of the transactions contemplated hereby.

          (e)   Subject to the obligations under Section 7.4(a), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Ultimate Parent, Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective best efforts to contest, resist, prevent, oppose and remove any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prevents, restrains, restricts or otherwise prohibits consummation of the transactions contemplated by this Agreement, and (ii) Ultimate Parent, Parent and Merger Sub must defend, at their cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Company and its subsidiaries shall not be required to agree to any term or take any action in connection with its obligations under this Section 7.4(e) that is not conditioned on consummation of the Merger.

          (f)    The Company shall, and shall cause its Subsidiaries to (i) inform reasonably in advance Parent prior to making any material changes in the Company's or its Subsidiaries' rates or charges, standards of service or accounting from those in effect on the date of this Agreement and (ii) further inform reasonably in advance Parent prior to initiating any material proceeding (or filing any amendment thereto), or effecting any material agreement, commitment, settlement, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

        SECTION 7.5    Notification of Certain Matters.    The Company shall give prompt notice to Ultimate Parent and Parent, and Ultimate Parent and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation, Ultimate Parent or Parent and (b) any actions, suits, claims or proceedings commenced or, to such Party's knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby; provided that neither the delivery of any notice pursuant to this Section 7.5 nor the access to any information pursuant to Section 7.6 shall (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company's, on the one hand, and Ultimate Parent's or Parent's on the other hand, compliance or failure of compliance with this Section 7.5 shall not be taken into account for purposes of determining whether the condition referred to in Section 8.2(b) or Section 8.3(b), respectively, shall have been satisfied with respect to performance in all material respects with this Section 7.5.

        SECTION 7.6    Access to Information; Confidentiality.

          (a)   From the date hereof to the Effective Time or the earlier termination of this Agreement pursuant to Article X, upon reasonable prior written notice from Parent, the Company shall, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, (i) afford Ultimate Parent, Parent, the Financing Sources and their respective Representatives reasonable access, consistent with applicable Law, during business hours to its and their respective officers, employees and Representatives and properties, offices, and other facilities and to all books and records, and shall furnish Ultimate Parent, Parent, the Financing Sources and their respective Representatives promptly with all financial, operating and other data and information as Ultimate Parent, Parent, the Financing Sources and their respective Representatives from time to time reasonably request in writing, (ii) to the extent permitted by Law, furnish promptly each report, schedule and other document filed or received by the Company or any of the Company's subsidiaries pursuant to the requirements of federal or state securities or regulatory Laws or filed with or sent to the SEC, FERC, the U.S. Department of Justice, the Federal Trade Commission or any other Governmental Entity, and (iii) upon written request, as soon as reasonably practicable provide Parent and Ultimate Parent with information relating to any material developments in any audit or similar proceeding related to any material Tax matters of the Company or any of its subsidiaries. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any environmental sampling or invasive environmental testing. Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would violate or prejudice its rights or the rights of any of its officers, directors or employees, jeopardize any attorney-client privilege of the Company or any of its subsidiaries, or contravene any Law, rule, regulation, order, judgment, decree or binding agreement; provided, however that the Company shall use its reasonable best efforts to (a) allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege, (b) obtain the required consent of any third party to provide access to or disclosure of such information with respect to any confidential Contract to which the Company or its subsidiaries is party, or (c) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Ultimate Parent, Parent and the Company; it being understood and agreed that (i) the Company shall advise Ultimate Parent and Parent in such circumstances that it is unable to comply with Ultimate Parent's and Parent's reasonable requests for information as a result of attorney-client privilege, Contract obligation or applicable Law, and the Company shall use its reasonable best efforts to generally describe the types of information being withheld and (ii) Parent shall reimburse the Company for its reasonable, documented, out-of-pocket expenses incurred in connection with the Company's actions described above in clauses (a) - (c). All requests for information made pursuant to this Section 7.6(a) shall be directed to the executive officer or other Person designated by the Company. No access, review or notice pursuant to this Section 7.6 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the Parties to any of the other Parties.

          (b)   Each Party will comply with terms and conditions of the Non-Disclosure Agreement, dated November 2, 2015, between the Company and Ultimate Parent (the "Confidentiality Agreement"), and will hold and treat, and will cause their respective officers, employees, auditors and other Representatives to hold and treat, in confidence all documents and information concerning, on the one hand, the Company and its subsidiaries furnished to Ultimate Parent, Parent or Merger Sub, and on the other hand, Ultimate Parent, Parent or Merger Sub and their respective subsidiaries furnished to the Company, in each case in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. Notwithstanding the foregoing, the Confidentiality Agreement shall be deemed amended as of the date hereof (i) to permit Parent and its Affiliates to take any action permitted to be taken hereunder, including any action taken by Ultimate Parent or Parent in connection with an Acquisition Proposal by a Person other than Ultimate Parent and Parent, (ii) such that each of the Representatives and Financing Sources hereunder shall be deemed a "Representative" under the Confidentiality Agreement and (iii) to permit disclosure of information by the Financing Sources in accordance with the confidentiality provisions in the Commitment Letters or any other confidentiality provisions substantially consistent therewith entered into with any Financing Sources in connection with the Financing. The Company acknowledges and agrees that nothing in this Agreement, or the taking of any action permitted by this Agreement, shall constitute or be deemed a request from Parent or Ultimate Parent that the Company amend, waive, grant any consent under or otherwise not enforce any provision of Section 7 of the Confidentiality Agreement or any reference to any desire or intention to do so.

        SECTION 7.7    Stock Exchange Delisting.    Prior to the Closing Date, the Company shall cooperate with Ultimate Parent and Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the New York Stock Exchange and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time.

        SECTION 7.8    Publicity.    The initial press release regarding the Merger shall be a joint press release of the Parties and (except in connection with (a) a Company Change of Recommendation or an Acquisition Proposal, (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby or (c) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, the Proxy Statement, the Circular, the Registration Statement, SEC Filings, Q&As or other publicly disclosed documents, in each case, to the extent such disclosure is still accurate) thereafter the Company, Ultimate Parent and Parent shall (i) consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, (ii) provide to each other for review a copy of any such press release or public statement, (iii) not issue any such press release or public statement prior to providing each other with reasonable period of time to review and comment on such press release or public statement, and (iv) consult with each other prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity (or, in the case of the Company, in accordance with Section 7.1(b)(i)). Prior to making any material, broad-based written communications to the employees of the Company or any of the Company's subsidiaries that primarily relates to the transactions contemplated by this Agreement, the Company shall use its reasonable best efforts to provide Ultimate Parent and Parent with a copy of the intended communication and provide Ultimate Parent and Parent with a reasonable period of time to review and comment on the communication.

        SECTION 7.9    Employee Benefits.

          (a)   For a period of at least three (3) years following the Effective Time, Parent shall cause the Surviving Corporation to provide, to each employee of the Company or its subsidiaries who continues to be employed by the Company or the Surviving Corporation or any subsidiary or Affiliate thereof (each a "Continuing Employee" and collectively, the "Continuing Employees") (i) a salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits, in each case, that is no less favorable than the salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) welfare and other benefits that are substantially comparable in the aggregate to the welfare and other benefits provided to such Continuing Employee immediately prior to the Effective Time. For a period of three (3) years following the Effective Time, the principal work location of each Continuing Employee shall not be relocated by more than fifty (50) miles from the Continuing Employee's principal work location as of immediately prior to the Effective Time.

          (b)   Parent shall cause the Surviving Corporation to honor, in accordance with their terms, the Company Plans set forth on Section 7.9(b) of the Company Disclosure Schedule, including, without limitation, subject to the amendment and termination provisions thereof.

          (c)   Parent shall cause (i) any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents, (ii) each Continuing Employee to receive credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that such service was recognized under a similar Company Plan, each Continuing Employee to receive service credit for such Continuing Employee's employment with the Company for purposes of eligibility to participate and vesting credit (but excluding benefit accrual under any defined benefit pension plan,) under each applicable Parent benefit plan as if such service had been performed with Parent or one of its Affiliates; provided that such recognition of service shall not apply (x) for purposes of any Parent benefit plan under which similarly situated employees of Parent and its subsidiaries do not receive credit for prior service, (y) to the extent it would result in a duplication of benefits or (z) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation.

          (d)   The Company may establish a cash-based retention program to promote retention and to incentivize efforts to consummate the Closing (the "Retention Program") in accordance with the terms set forth in Section 7.9(d) of the Company Disclosure Schedule.

          (e)   Parent and the Surviving Corporation, as applicable, shall pay or cause the applicable subsidiary to pay to each employee of the Company and its subsidiaries, on the first payroll date following the Effective Time and subject to such employee remaining continuously employed through the Effective Time, (i) any accrued but unpaid annual bonus (or other cash incentive award) relating to the complete year (or completed performance period) prior to the year (or performance period) in which the Effective Time occurs that has been accrued on the audited consolidated financial statements of the Company, and (ii) a pro-rated portion of the annual bonus (and other cash incentive award) relating to the year (or other applicable performance period) in which the Effective Time occurs based on the higher of (A) the Company's achievement of the applicable performance targets as of the Effective Time (based on the amount accrued on the Company's financial statements), and (B) the target-level achievement, which payment shall be pro-rated based on a fraction (x) the numerator of which is the number days in the year (or performance period) that has elapsed through the Effective Time and (y) the denominator of which is the number of days in such year (or performance period).

          (f)    If Parent determines that an event would trigger obligations under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law (collectively, the "WARN Act") within sixty (60) days following the Effective Time, the Company or the Company's subsidiaries shall, at Parent's reasonable request, distribute WARN Act notices on Parent's behalf to such employees as directed by Parent in a form prepared by Parent in compliance with the WARN Act.

          (g)   Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason with or without cause.

          (h)   Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.9 or Section 7.16 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in any current or former Company Employee or service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

        SECTION 7.10    Directors' and Officers' Indemnification and Insurance.

          (a)   From and after the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity) (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement (collectively, "Costs") incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a "Proceeding"), arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Michigan Law and its Company Articles of Incorporation and Company Bylaws in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding, including any expenses incurred in enforcing such Person's rights under this Section 7.10, to the extent that such indemnification with respect to or advancement of such expenses is authorized under the Company Articles of Incorporation, the Company Bylaws or the articles of incorporation and bylaws, or equivalent organizational documents, of any subsidiary; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 7.10); provided, further, that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Michigan Law and the Company's Articles of Incorporation and Bylaws shall be made by independent counsel selected by the Surviving Corporation and approved by a majority of the Indemnified Parties who are seeking indemnity with respect to such Proceeding (and if such parties cannot agree, counsel will be selected by Judicial Arbitration and Mediation Services). In the event of any such Proceeding (x) neither Parent nor Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents, and (y) the Surviving Corporation shall cooperate in the defense of any such matter, and no such settlement shall affect the Surviving Corporation's indemnification obligations hereunder. In the event any Proceeding is brought against any Indemnified Party and in which indemnification could be sought by such Indemnified Party under this Section 7.10, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, using Jones Day as counsel or such other counsel as may be selected by the board of directors of the Surviving Corporation and approved by a majority of the Indemnified Parties who are seeking indemnity with respect to such Proceeding (and if such parties cannot agree, counsel will be selected by Judicial Arbitration and Mediation Services), (ii) each Indemnified Party shall be entitled to retain his or her own counsel at the Surviving Corporation's expense (which may be Jones Day) if the Surviving Corporation shall elect not to control the defense of any such Proceeding and (iii) no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

          (b)   Any Indemnified Party wishing to claim indemnification under Section 7.10(a), upon learning of any such Proceeding, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying Party.

          (c)   The provisions in the Surviving Corporation's articles of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company Articles of Incorporation and Company Bylaws in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

          (d)   Parent shall cause the Surviving Corporation to purchase, at no expense to the beneficiaries, a six-year prepaid "tail policy" providing at least the same coverage and amounts as, and containing terms and conditions that are no less advantageous to the insured than the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby, and from insurance carriers having at least an "A- VII" rating by A.M. Best with respect to directors' and officers' liability insurance. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such "tail policy" in full force and effect and continue to honor their respective obligations thereunder.

          (e)   If the Surviving Corporation or its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.

          (f)    The provisions of this Section 7.10 shall survive the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

          (g)   The rights of the Indemnified Parties under this Section 7.10 shall be in addition to any rights such Indemnified Parties may have under the Company Articles of Incorporation or Company Bylaws or the comparable governing instruments of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 7.10 is not prior to, or in substitution for, any such claims under any such policies.

        SECTION 7.11    Treatment of Company Indebtedness.    The Company shall use, or shall cause its applicable subsidiaries to use, commercially reasonable efforts to arrange for customary payoff letters and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all then-outstanding indebtedness listed on Section 7.11 of the Company Disclosure Schedule, and shall deliver, or cause its applicable subsidiaries to deliver, prepayment and termination notices in accordance with the terms of such indebtedness to the holders of such indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

        SECTION 7.12    Transaction Litigation.    In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or to the Company's knowledge, threatened in writing against the Company or any members of its Company Board of Directors after the date of this Agreement and prior to the Effective Time (the "Transaction Litigation"), the Company shall promptly notify Ultimate Parent and Parent of any such Transaction Litigation and shall keep Ultimate Parent and Parent reasonably informed with respect to the status thereof. The Company shall give Ultimate Parent and Parent the opportunity to participate, at Ultimate Parent's and Parent's expense, in the defense and settlement of any Transaction Litigation and give due consideration to Ultimate Parent's and Parent's views with respect thereto, and the Company shall not settle or agree to settle any Transaction Litigation without Ultimate Parent's and Parent's prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

        SECTION 7.13    Obligations of Merger Sub.    Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

        SECTION 7.14    Rule 16b-3.    Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a "director by deputization" under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        SECTION 7.15    Company Financing Cooperation.

          (a)   The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing and transactions related to the Financing, including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect thereto, (ii) satisfy (or obtain a waiver of) on a timely basis all conditions to obtaining the Financing, and (iii) consummate the Financing at or prior to the Closing Date.

          (b)   The Company shall use its reasonable best efforts to, and to cause its Representatives to, on a timely basis, provide all customary cooperation that is reasonably requested by Parent to assist in connection with obtaining the Financing. The Company shall use its reasonable best efforts to obtain an amendment to the credit facilities set forth on Section 7.15(b) of the Company Disclosure Schedule so that, after giving effect to the Merger, there exists no default or event of default with respect to such credit facilities; provided, that any such amendment would be conducted in coordination with the syndication of the Financing. Without limiting the generality of the foregoing, such cooperation shall in any event include using reasonable best efforts with respect to: (i) participating in a reasonable number of meetings and drafting sessions, and providing and participating in reasonable and customary due diligence, in each case at mutually agreeable times and places and with reasonable advance notice, (ii) furnishing the Financing Sources with such financial and other pertinent information as may be reasonably requested to consummate the Financing, including information regarding the Company and its subsidiaries reasonably necessary to assist Parent and Ultimate Parent in preparing financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and applicable to a registration statement under the Securities Act on Form F-3 and/or Form F-10, including delivery of (A) audited consolidated balance sheets and related audited statements of income, stockholders' equity and cash flows of the Company for each of the three fiscal years most recently ended at least sixty (60) days prior to the Closing Date (it being understood and agreed that no such audited annual financial statements shall be required under this clause (A) in respect of any fiscal year ended less than sixty (60) days prior to the Closing Date) and (B) unaudited consolidated balance sheets and related unaudited statements of income, stockholders' equity and cash flows of the Company for each subsequent fiscal quarter ended at least forty (40) days prior to the Closing Date (it being understood and agreed that no such unaudited quarterly financial statements shall be required under this clause (B) in respect of any fiscal quarter ended less than forty (40) days prior to the Closing Date) (the financial statements described in sub-clauses (A) and (B) of this clause (ii), the "Required Financial Statements"), (iii) furnishing information regarding the Company and its subsidiaries reasonably necessary to assist Parent and Ultimate Parent in the preparation of pro forma financial information and financial statements to the extent required by applicable Law or reasonably required by the Financing Sources to be included in any bank information memoranda, confidential information memoranda or other similar marketing documents, (iv) assisting the Financing Sources in the preparation of (I) offering or syndication documents for any portion of the Financing and (II) materials for rating agency presentations and providing customary authorization letters related thereto, in each case described in sub-clauses (I) and (II) to the extent, and solely to the extent, such documents or materials contain information concerning the Company and its subsidiaries, the Merger or the transactions contemplated hereby, (v) using reasonable best efforts to cause the Company's independent registered public accounting firm to cooperate with Parent, Ultimate Parent and any Financing Sources, including by participating in accounting due diligence sessions upon reasonable notice, and to obtain consents of, and facilitate the delivery of, customary accountants' comfort letters (including "negative assurance" comfort) (including by providing customary management letters and requesting consent for use of (and using reasonable best efforts to obtain such consent) their reports in any materials relating to the Financing and in connection with any filings required to be made by Ultimate Parent or Parent relating to the Financing) from such accounting firm, (vi) reasonably cooperating with the marketing efforts for any portion of the Financing and (vii) furnishing Ultimate Parent, Parent and any Financing Sources at least five (5) days prior to the Closing Date with documentation and other information reasonably necessary in order for the Financing Sources to comply with applicable Law or as required by any Governmental Entity with respect to any Financing under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent that such documentation and information has been reasonably requested in writing at least ten (10) days prior to the Closing Date; provided, however, that nothing in this Section 7.15 shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the business or operations of the Company or any of its subsidiaries or the conduct thereof, (B) require the Company or any of its subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such subsidiary therefor), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Effective Time, (C) other than with respect to the second sentence of Section 7.15(b), require the Company or any of its subsidiaries to enter into any instrument, document, certificate, or agreement (other than the authorization letters and management letters referred to above) or agree to any change or modification to any instrument or agreement at or prior to the Effective Time or that would be effective if the Effective Time does not occur, (D) other than with respect to the second sentence of Section 7.15(b), require the Company to issue or deliver, or cause its legal counsel to issue or deliver, any opinions at or prior to the Effective Time or that would be effective if the Effective Time does not occur, (E) require Persons who are directors of the Company or any of its subsidiaries prior to the Effective Time, in their capacity as such, to pass resolutions or consents to approve or authorize the execution of the Financing, (F) provide access to or disclose information that the Company or any of its subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its subsidiaries; provided, that the Company shall use its reasonable best efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access, (G) require the Company to prepare any pro forma financial statements or pro forma adjustments giving effect to the Merger or the other transactions contemplated herein, but rather, any information provided by the Company shall relate solely to the financial information and data derived from the Company's and its subsidiaries' historical books and records, or (H) require the Company to prepare separate financial statements for any subsidiary of the Company, prepare any "guarantor/non-guarantor" footnote to any financial statements of the Company and its subsidiaries or change any fiscal period. Without limiting the foregoing proviso, Parent and Ultimate Parent agree to reimburse the Company and its subsidiaries for all of their reasonable and documented out-of-pocket costs, fees and expenses (including reasonable fees and disbursements of counsel) in connection with the Financing promptly following the issuance or incurrence thereof (but excluding any costs, fees and expenses of preparing the Required Financial

  Statements, which shall not be reimbursed). Parent shall indemnify and hold harmless the Company from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any action taken, or cooperation provided, by the Company or its subsidiaries or any of their respective Representatives at the request of Parent pursuant to this Section 7.15; in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company's gross negligence, bad faith, willful misconduct, material breach of this Agreement or arising out of a material misstatement in or failure to state a material fact pertinent to the information provided by or on behalf of the Company pursuant to this Section 7.15(b), as applicable, as determined in a final, non-appealable judgment by court of competent jurisdiction.

          (c)   The Company hereby consents to the use of its and its subsidiaries' logos by Ultimate Parent, Parent, their respective licensees and any Financing Source in connection with the Financing, provided, that such logos are used solely in a customary manner that is not intended to or reasonably likely to harm or disparage the Company or any of its subsidiaries or the reputation or goodwill of the Company or any of its subsidiaries and on such other customary terms and conditions as the Company shall reasonably impose. Parent, Ultimate Parent and Merger Sub acknowledge and agree that the obtaining of the Financing or any alternative financing is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VIII. Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreement, Parent and Ultimate Parent shall be permitted, in connection with the syndication of the Financing, to share all information subject to such agreement with any Financing Sources and their Representatives, subject to customary confidentiality undertakings by such Financing Sources with respect thereto.

          (d)   In the event Ultimate Parent and Parent desire to undertake a Third Party Investment to be effective on or prior to Closing, binding commitments for such Third Party Investment must be in place no later than ninety (90) days after the date hereof (which date may be extended for thirty (30) days with the consent of the Company (which may not be unreasonably withheld, conditioned or delayed), which consent shall not be required where such Third Party Investor would not reasonably be expected to delay any Required Regulatory Approval) and prior to such date Ultimate Parent shall provide written notice to the Company which such notice shall contain the identity of each Third Party Investor, the amount that such Third Party Investor will invest in the Third Party Investment and all of the other material terms and conditions of such Third Party Investment. Third Party Investors shall not be permitted to have direct or indirect beneficial ownership of the Company (on, prior to or immediately following the Closing) (i) that exceeds 19.9% in the aggregate or (ii) that would prevent Parent from meeting the requirements of Section 1504(a)(2) of the Code with respect to its ownership of the Surviving Corporation (taking into account any agreement relating to the rights of the Third Party Investors to nominate or appoint directors to the board of directors of the Surviving Corporation). No Third Party Investor will, at any time from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, impair the incentives granted by FERC to subsidiaries of the Company as a result of the Company's independence from Market Participants. In connection with any Third Party Investment, Ultimate Parent and Parent shall keep the Company reasonably informed with respect to the status of such Third Party Investment, shall consult with the Company and, upon the written request of the Company or its Representatives, regarding the terms of such Third Party Investment and shall consider in good faith any advice or comments provided by the Company or its Representatives with respect to such Third Party Investment. Notwithstanding the foregoing in this Section 7.15(d), Ultimate Parent, Parent and

  Merger Sub shall not undertake any Third Party Investment that would reasonably be expected to materially delay, materially impede or otherwise prevent the consummation of the transactions contemplated by this Agreement, including as a result of any Consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement. Ultimate Parent shall use reasonable efforts to cause such Third Party Investor to provide reasonable cooperation and assistance as necessary or advisable in connection with obtaining any Consents of any Governmental Entity to consummate the transactions contemplated by this Agreement (including any Third Party Investment).

          (e)   Notwithstanding anything to the contrary contained herein (including, without limitation, Section 9.2(f)), the Company (on behalf of itself and its Affiliates and each officer, director, employee, equityholder, member, manager, partner, advisor, attorney, agent and representative thereof) (i) hereby waives any claims or rights against any Financing Source relating to or arising out of this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, (ii) hereby agrees not to commence or support any suit, action or proceeding against any Financing Source in connection with this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise and (iii) hereby acknowledges and agrees that no Financing Source shall have any liability for any claims or damages to the Company (or such other Persons) in connection with this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby or thereby.

        SECTION 7.16    Post-Merger Operations.

          (a)   For ten (10) years from and after the Effective Time, the Surviving Corporation shall maintain (i) its headquarters in Novi, Michigan and (ii) the regional headquarters of each of the Company's operating subsidiaries in the metropolitan area where it is located as of immediately prior the Effective Time.

          (b)   The Parties each agree that provision of charitable contributions and community support in the communities in which the Company currently operate serve a number of important corporate goals. During the one-year period immediately following the Effective Time, Ultimate Parent, Parent and their respective Affiliates will provide charitable contributions and other community support within the communities in which the Company and its subsidiaries operates, at a level comparable in the aggregate to the levels currently provided by the Company and its subsidiaries as set forth in Section 7.16 of the Company Disclosure Schedule.

          (c)   For three (3) years from and after the Effective Time, Ultimate Parent, Parent and the Surviving Corporation, as applicable, shall not and shall not permit any of its subsidiaries, to implement any voluntary workforce reduction, employee restructuring or job elimination programs or initiatives that would result in the Surviving Corporation and its subsidiaries employing substantially fewer individuals in the aggregate than they employed immediately prior to the Effective Time.

        SECTION 7.17    Ultimate Parent, Parent and Merger Sub Financing Cooperation.

          (a)   Subject to Section 7.17(c), each of Ultimate Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, such actions and do, or cause to be done, such things necessary, proper or advisable to arrange and obtain the Committed Financing, including using reasonable best efforts to enforce in all material respects its rights under the Commitment Letters. Ultimate Parent shall keep the Company reasonably informed with respect to any material developments concerning the status of the Financing and shall promptly respond to any reasonable written requests from the Company concerning such status. Ultimate Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, after Ultimate Parent has knowledge thereof, if at any time prior to the Closing Date (i) any of the Commitment Letters or any of the commitments with respect to the Committed Financing thereunder or any definitive financing agreement entered into in respect of any of the Permanent Financing, as applicable, shall expire or be terminated (except, in either case, in accordance with its terms or unless concurrently replaced by commitments from other financing sources or from proceeds of any Permanent Financing or other cash or cash equivalents or otherwise in accordance with the terms of Section 7.17(c)), (ii) for any reason, all or a portion of the Committed Financing under the Commitment Letters becomes unavailable (except in accordance with its terms or unless concurrently replaced by any Permanent Financing) or (iii) any Financing Source or any other Person that is a party to any of the Commitment Letters breaches, defaults or repudiates any of its obligations with respect to the Commitment Letters or, to the knowledge of Ultimate Parent, threatens to do any of the foregoing and which breach, default or repudiation would reasonably be expected to adversely affect the conditionality, timing, availability or amount of the Committed Financing. If Ultimate Parent becomes aware that any portion of the Committed Financing becomes unavailable under either of the Commitment Letters, except in accordance with the terms of the Commitment Letters or unless concurrently replaced any Permanent Financing, Ultimate Parent shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event (and Ultimate Parent shall not agree or consent to such Committed Financing becoming unavailable except as permitted under Section 7.17(c)).

          (b)   In the event the Committed Financing (or any Permanent Financing) or any portion thereof is funded in advance of the Closing Date, then Ultimate Parent, Merger Sub or any other applicable subsidiary thereof shall keep and maintain at all times prior to the Closing Date the net proceeds of the Committed Financing (or any Permanent Financing) available for the purpose of funding the transactions contemplated by this Agreement; provided that if the terms of the Committed Financing (or any Permanent Financing) require the net proceeds of the Committed Financing (or any Permanent Financing) to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, so long as the conditions to the release of such funds are no more onerous to Ultimate Parent or its applicable subsidiary than the conditions to borrowing of the Committed Financing contemplated by the Commitment Letters. (unless such conditions would not be reasonably expected to (i) delay or prevent the Closing or (ii) adversely impact the ability of Ultimate Parent or Merger Sub to obtain the Financing).

          (c)   Except as otherwise provided in this Section 7.17(c), neither Ultimate Parent, Parent nor Merger Sub shall agree to or permit any amendment, supplement, modification, termination or reduction of (other than in accordance with its terms), or grant any waiver of, any condition, remedy or other provision under either Commitment Letter without the prior written consent of the Company (not to be unreasonably withheld or delayed) if such amendment, supplement, modification, termination, reduction or waiver would or would reasonably be expected to (i) delay or prevent the Closing, (ii) impose new or additional conditions or otherwise expand any of the conditions to the funding of the Committed Financing (unless such new, additional or other conditions would not be reasonably expected to (A) delay or prevent the Closing or (B) adversely impact the ability of Ultimate Parent or Merger Sub to obtain the Financing), (iii) adversely impact the ability of Ultimate Parent or Merger Sub to obtain the Financing or (iv) materially adversely impact the ability of Ultimate Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letters; provided that, notwithstanding anything in this Section 7.17(c) or in Section 7.17(a) to the contrary, Ultimate Parent, Parent or Merger Sub may (x) amend, supplement or modify any Commitment Letter to (I) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the applicable Commitment Letter as of the date of this Agreement (and, in connection therewith, to otherwise modify the applicable Commitment Letter in the manner contemplated by its terms) and/or (II) to reduce the commitments under either or both Commitment Letters if Ultimate Parent reasonably determines that, after giving effect to such reduction, the aggregate net proceeds contemplated by the Commitment Letters, together with cash and cash equivalents on hand, will provide Ultimate Parent, Parent and Merger Sub with cash proceeds on the Closing Date sufficient to permit Ultimate Parent and Parent to fund its obligations under this Agreement, and (y) enter into alternative, replacement, take-out or additional financing arrangements (whether debt or equity and whether incurred by Ultimate Parent or any of its Affiliates, and including any Third Party Investment) and thereby reduce all or a portion of the aggregate amount of the Committed Financing by the amount of, or the amount of any commitment (including pursuant to working capital facilities) for, any such financing so long as the conditions to funding, if any, under such financing arrangements satisfy clause (ii) above (any such alternative, replacement, take-out or additional financing arrangements, a "Permanent Financing" and, together with the Committed Financing, the "Financing"). Upon any amendment, supplement, modification, termination, reduction or waiver of any Commitment Letter in accordance with this Section 7.17 or any replacement of any Commitment Letter in accordance with Section 7.17(a), (i) references herein to a "Commitment Letter" shall include such document as amended, supplemented, modified, terminated, reduced, or replaced in accordance with Section 7.17 and (ii) references to "Committed Financing" shall include the financing contemplated by such Commitment Letter as amended, supplemented, modified or waived in compliance with this Section 7.17(c).

        SECTION 7.18    Listing of Shares of Ultimate Parent Common Stock.    Prior to the Closing Date, Ultimate Parent shall use its reasonable best efforts to cause the Ultimate Parent Shares to be issued in the Merger to be authorized for listing on the New York Stock Exchange and the TSX, subject, if necessary, to official notice of issuance. The Company shall use its reasonable best efforts to cooperate with Ultimate Parent in connection with the foregoing, including by providing information reasonably requested by Ultimate Parent in connection therewith.

        SECTION 7.19    Ultimate Parent Board of Directors.    The chief executive officer of the Company as of the date hereof (the "Chief Executive Officer") shall be permitted to attend (but not participate in) all meetings of the Ultimate Parent Board of Directors and to receive all information distributed to the directors from the Effective Time until the first annual general meeting of Ultimate Parent's shareholders following the Effective Time (the "First Ultimate Parent AGM"). Prior to the First Ultimate Parent AGM, Ultimate Parent shall use its reasonable efforts to cause the Chief Executive Officer or, if the Chief Executive Officer is still the chief executive officer of the Surviving Corporation, a Person mutually agreed by the board of directors of the Surviving Corporation and the Ultimate Parent Board of Directors, in consultation with the Chief Executive Officer, to be elected to the Ultimate Parent Board of Directors at the First Ultimate Parent AGM and at the next annual general meeting of the Ultimate Parent's shareholders immediately following the First Ultimate Parent AGM to serve until the next subsequent annual general meeting of the Ultimate Parent's shareholders; provided, that the Chief Executive Officer or other Person, as applicable, shall have consented in writing to be nominated and to act as a director of Ultimate Parent.

ARTICLE VIII

CONDITIONS OF MERGER

        SECTION 8.1    Conditions to Obligation of Each Party to Effect the Merger.    The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)    Company Shareholder Approval.    This Agreement shall have been duly adopted by holders of shares of Company Common Stock constituting the Company Requisite Vote;

          (b)    Orders.    No Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger, and shall remain in effect (each, a "Legal Restraint");

          (c)    Regulatory Approvals.    The Consents or Filings marked with an asterisk on Section 3.5(b) of the Company Disclosure Schedule or Section 4.3(b) of the Parent Disclosure Schedule shall have been duly obtained, made or given and shall be in full force and effect and not subject to appeal, and all terminations or expirations of applicable waiting periods imposed by any Governmental Entity with respect to the transactions contemplated thereby (including under the HSR Act) shall have occurred (collectively, the "Required Regulatory Approvals");

          (d)    Ultimate Parent Shareholder Approval.    The Share Issuance shall have been duly approved by holders of Ultimate Parent Shares constituting the Ultimate Parent Requisite Vote;

          (e)    Stock Exchange Listings.    The Ultimate Parent Shares to be issued in connection with the Merger shall have been approved for listing on the New York Stock Exchange and the TSX (in each case, or any successor inter-dealer quotation system or stock exchange thereto), subject to official notice of issuance; and

          (f)    Effectiveness of the Registration Statement.    The Registration Statement shall have been declared effective by the SEC under the Securities Act or otherwise become effective. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

        SECTION 8.2    Conditions to Obligations of Ultimate Parent, Parent and Merger Sub.    The obligations of Ultimate Parent, Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Ultimate Parent, Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.3(a), 3.4 and 3.5(a)(i) , clause (x) of the last sentence of Section 3.1, and the first two sentences of Section 3.3(b)) shall be true and correct in all respects (without giving effect to any "materiality," "Material Adverse Effect" or similar qualifiers contained in any such representations and warranties other than those contained in Section 3.9(a)(ii)) as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ii) the representations and warranties of the Company set forth in Sections 3.3(a), Section 3.4 and 3.5(a)(i), clause (x) of the last sentence of Section 3.1, and the first two sentences of Section 3.3(b) shall be true and correct in all material respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

          (c)    Certificate.    Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied;

          (d)    No Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred any event, development, change, effect or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company; and

          (e)    Required Financial Statements.    Ultimate Parent and Parent shall have received the Required Financial Statements, as set forth in Section 7.15(b).

        SECTION 8.3    Conditions to Obligations of the Company.    The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of Ultimate Parent, Parent, and Merger Sub set forth in this Agreement (other than the representations and warranties of Parent and Merger Sub set forth in Sections 4.2 and 4.3(a)(i) and of Ultimate Parent set forth in Sections 5.3(a), 5.4 and 5.5(a)(i), clause (x) of the first sentence of Section 5.1(b), and the first two sentences of Section 5.3(b)) shall be true and correct in all respects (without giving effect to any "materiality," "Material Adverse Effect" or similar qualifiers contained in any such representations and warranties other than those contained in Section 5.10(a)(ii) ) as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, in the aggregate, do not have would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent and (ii) that the representations and warranties of Parent and Merger Sub set forth in Sections 4.2 and 4.3(a)(i) and of Ultimate Parent set forth in Sections 5.3(a), 5.4 and 5.5(a)(i), clause (x) of the first sentence of Section 5.1(b), and the first two sentences of Section 5.3(b) shall be true and correct in all material respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

          (b)    Performance of Obligations of Ultimate Parent, Parent and Merger Sub.    Each of Ultimate Parent, Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time;

          (c)    Certificate.    The Company shall have received a certificate of an executive officer of Ultimate Parent and Parent, certifying that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(d) have been satisfied; and

          (d)    No Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred any event, development, change, effect or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Ultimate Parent.

        SECTION 8.4    Frustration of Closing Conditions.    None of the Company, Ultimate Parent or Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such Party's breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the Merger and the other transactions contemplated hereby.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

        SECTION 9.1    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the adoption of this Agreement by the shareholders of the Company:

          (a)   by mutual written consent of Ultimate Parent and the Company;

          (b)   by Ultimate Parent or the Company if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction over the Parties shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have used such standard of efforts as may be required pursuant to Section 7.4 to prevent, oppose and remove such restraint, injunction or other prohibition;

          (c)   by Ultimate Parent or the Company if the Effective Time shall not have occurred on or before 5:00 p.m. Michigan local time on February 9, 2017 (the "End Date"); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VIII have been satisfied or waived, as applicable, or for conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied (except for any condition set forth in Section 8.1(b) or Section 8.1(c)), the Company or Ultimate Parent may, prior to 5:00 p.m. Michigan local time on the End Date, extend the End Date to a date that is six (6) months after the End Date (and if so extended, such later date being the End Date); provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Ultimate Parent, Parent or Merger Sub) or the failure of such Party (or, in the case of Ultimate Parent, Parent or Merger Sub) to perform any of its obligations, representations or warranties under this Agreement required to be performed or be true, as applicable, at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the End Date;

          (d)   by written notice from the Company if:

              (i)  there shall have been a breach or failure to perform of any representation, warranty, covenant or agreement on the part of Ultimate Parent, Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Ultimate Parent or (B) three (3) Business Days prior to the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the

    Company is then in material breach of any of its, covenants or agreements contained in this Agreement;

             (ii)  prior to obtaining the Company Requisite Vote, in accordance with, and subject to, and in compliance with, all of the terms and conditions of, Section 7.1(d) in order to enter into a definitive agreement with respect to a Superior Proposal, if prior to or concurrently with such termination, the Company pays the Company Termination Fee due under Section 9.2(b)(i); or

            (iii)  the Ultimate Parent Board of Directors (A) shall have made, prior to obtaining the Ultimate Parent Requisite Vote, an Ultimate Parent Change of Recommendation (it being understood and agreed that, for all purposes of this Agreement (including Section 7.1 and Section 7.3), a communication by the Ultimate Parent Board of Directors to the shareholders of Ultimate Parent in accordance with Rule 14d-9(f) of the Exchange Act or any Canadian equivalent, or any "stop-look-and-listen" communication to the shareholders of Ultimate Parent in connection with the commencement of a tender offer or exchange offer, shall not be deemed to constitute an Ultimate Parent Change of Recommendation), (B) shall have failed to include the Ultimate Parent Recommendation in the Circular distributed to shareholders, or (C) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the Ultimate Parent Requisite Vote.

          (e)   by written notice from Ultimate Parent if:

              (i)  there shall have been a breach or failure to perform of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by Ultimate Parent to the Company or (B) three (3) Business Days prior to the End Date; provided that Ultimate Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(e)(i) if Ultimate Parent, Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

             (ii)  the Company Board of Directors (A) shall have made, prior to obtaining the Company Requisite Vote and whether or not in compliance with Section 7.1, a Company Change of Recommendation (it being understood and agreed that, for all purposes of this Agreement (including Section 7.1 and Section 7.3), a communication by the Company Board of Directors to the shareholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or any "stop-look-and-listen" communication to the shareholders of the Company in connection with the commencement of a tender offer or exchange offer, shall not be deemed to constitute a Company Change of Recommendation), (B) shall have failed to include the Company Recommendation in the Proxy Statement distributed to shareholders, (C) shall have recommended, prior to obtaining the Company Requisite Vote, to the shareholders of the Company an Acquisition Proposal other than the Merger, or (D) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the Company Requisite Vote (it being agreed that the taking of any action by the Company, its Company Board of Directors or any of its Representatives permitted by Section 7.1(b) shall not give rise to a right to terminate pursuant to this Section 9.1(e)(ii));

          (f)    by either Ultimate Parent or the Company if the Company Requisite Vote shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, at which a vote on the approval of this Agreement was taken; or

          (g)   by Ultimate Parent or the Company if the Ultimate Parent Requisite Vote shall not have been obtained at the Ultimate Parent Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, at which a vote on the approval of the Share Issuance was taken.

        SECTION 9.2    Effect of Termination.

          (a)   In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 7.6(b), Section 7.8, Section 7.15(e), this Section 9.2, Section 9.3 and Article X, each of which shall survive such termination; provided that, except to the extent set forth in Section 9.2(f), nothing herein shall relieve any Party hereto of any liability for damages resulting from fraud or Willful Breach prior to such termination by any Party hereto but solely to the extent such liability arises out of a Willful Breach by such Party of a covenant or agreement set forth herein that gave rise to the failure of a condition set forth in Article VIII (which damages the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the Company from Ultimate Parent, Parent or Merger Sub, including for any Willful Breach, such damages can be based on the damages incurred by the Company's shareholders in the event such shareholders would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement). The Parties acknowledge and agree that nothing in this Section 9.2 shall be deemed to affect their right to specific performance under Section 10.12.

          (b)   In the event that:

              (i)  this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii), or by Ultimate Parent pursuant to Section 9.1(e)(ii), then the Company shall pay $245,000,000 (the "Company Termination Fee") to Parent, on or prior to the date of termination in the case of a termination pursuant to Section 9.1(d)(ii) or as promptly as reasonably practicable in the case of a termination pursuant to Section 9.1(e)(ii) (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds; and

             (ii)  this Agreement is terminated by Ultimate Parent or the Company pursuant to Section 9.1(c) or Section 9.1(f) and (A) at any time after the date of this Agreement and prior to the taking of a vote to approve this Agreement at the Company Shareholders Meeting or any postponement or adjournment thereof an Acquisition Proposal shall have been made to the Company, or the Company Board of Directors or shareholders, or an Acquisition Proposal shall have otherwise become publicly known, and (B) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal (which is subsequently consummated) or shall have consummated an Acquisition Proposal, then, in the event that the actions described in both clauses (A) and (B) above occur, the Company shall pay to Parent the Company Termination Fee, such payment to be made within two (2) Business Days following the consummation of such Acquisition Proposal by wire transfer of immediately available funds. For the purpose of this Section 9.2(b)(ii), all references in the definition of the term Acquisition Proposal to "20% or more" will be deemed to be references to "more than 50%".

          (c)   In the event that:

              (i)  this Agreement is terminated by the Company pursuant to Section 9.1(d)(iii), then Ultimate Parent shall pay to the Company the Parent Termination Payment by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination; or

             (ii)  this Agreement is terminated (i)(A) by Ultimate Parent or the Company pursuant to Section 9.1(b) (if, and only if, the applicable Legal Restraint giving rise to such termination arises in connection with the Required Regulatory Approvals), (B) by Ultimate Parent or the Company pursuant to Section 9.1(c) and, at the time of such termination, any of the conditions set forth in Section 8.1(c) or, in connection with the Required Regulatory Approvals, Section 8.1(b) shall have not been satisfied or (C) if the Company terminates this Agreement pursuant to Section 9.1(d)(i) based on a failure by Ultimate Parent or Parent to perform its covenants or agreements under Section 7.4, and (ii) in each case of the foregoing clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 8.1 and Section 8.2 shall have been satisfied or waived (except for (I) those conditions that by their nature are to be satisfied at the Closing, but which condition would be satisfied or would be capable of being satisfied if Closing Date were the date of such termination and (II) those conditions that have not been satisfied as a result of a breach of this Agreement by Ultimate Parent, Parent or Merger Sub), then Ultimate Parent shall pay to the Company the Parent Termination Payment by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination.

          (d)   The Parties hereto acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Ultimate Parent be required to pay the Parent Termination Fee, on more than one occasion.

          (e)   Each of the Company, Ultimate Parent, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to promptly pay an amount due pursuant to Section 9.2(b), or Parent fails to promptly pay an amount due pursuant to Section 9.2(c), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 9.2(b), or any portion thereof, or a judgment against Parent for the amount set forth in Section 9.2(c), or any portion thereof, the Company shall pay to Parent, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including reasonable attorneys' fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 9.2(b), or Section 9.2(c) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 9.2(b) or Section 9.2(c).

          (f)    Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is entitled to receive the Company Termination Fee from the Company or the Company is entitled to receive the Parent Termination Payment from Ultimate Parent pursuant to Section 9.2, the Company Termination Fee, the Parent Termination Payment and the costs and expenses of Parent or the Company pursuant to Section 9.3, each to the extent applicable, shall, subject to Section 10.12, if Parent is entitled to the Company Termination Fee, be the sole and exclusive remedy of Ultimate Parent, Parent, Merger Sub, and their respective Affiliates against the Company, its subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents, on the one hand, and, if the Company is entitled to the Parent Termination Payment, be the sole and exclusive remedy, the Company and its Affiliates against Ultimate Parent, Parent, Merger Sub, their respective subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents, on the other hand, for any loss suffered as a result of any breach of any covenant or agreement in this Agreement giving rise to such termination, or in respect of any representation made or alleged to be have been made in connection with this Agreement, and upon payment of such amounts, such paying Party and its respective subsidiaries or and their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents shall have no further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

        SECTION 9.3    Expenses.    Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement shall be shared equally by Parent and the Company.

ARTICLE X

GENERAL PROVISIONS

        SECTION 10.1    Non-Survival of Representations, Warranties, Covenants and Agreements.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in Section 7.15(e) and this Article X.

        SECTION 10.2    Modification or Amendment.    Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties. No amendment, waiver or other modification to this Section 10.2 or Section 7.15(c), Section 7.15(e), Section 9.2(a), Section 9.2(f), Section 10.1, Section 10.7, the first sentence of Section 10.8 (to the extent relating to clause (e) thereof) and the last sentence of Section 10.8, the last sentence of Section 10.9, the last sentence of Section 10.13, Section 10.14 or any defined term used therein that is adverse to any Financing Source shall be effective as to such Financing Source without the prior written consent of such Financing Source.

        SECTION 10.3    Waiver.    At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

        SECTION 10.4    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

  (a)
  if to Ultimate Parent, Parent or Merger Sub:

    c/o Fortis Inc.
    The Fortis Building, 139 Water Street, Suite 1201
    P.O. Box 8837
    St. John's, Newfoundland A1B3T2
    Canada
    Attention:    David Bennett
    Facsimile:    (709) 737-5307
    E-Mail:        dbennett@fortisinc.com

  with an additional copy (which shall not constitute notice) to:

    White & Case LLP
    1155 Avenue of the Americas
    New York, New York 10036
    Attention:    John M. Reiss
                         Matthew J. Kautz
                         Daniel A. Hagan
    Facsimile:    (212) 354-8113
    E-Mail:        jreiss@whitecase.com
                         mkautz@whitecase.com
                         dhagan@whitecase.com

  (b)
  if to the Company:

    ITC Holdings Corp.
    27175 Energy Way
    Novi, Michigan 48377
    Attention:    Christine Soneral, Senior Vice President and General Counsel
    Facsimile:    (248) 946-3562
    E-Mail:        csoneral@itctransco.com

  with an additional copy (which shall not constitute notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, NY 10017
    Attention:    Mario Ponce / Brian Chisling
    Facsimile:    (212) 455-2502
    E-Mail:        mponce@stblaw.com / bchisling@stblaw.com

    and

    Jones Day
    222 E. 41st Street
    New York, NY 10017
    Attention:    Robert Profusek / Andrew Levine
    Facsimile:    (212) 755-7306
    Email:          raprofusek@jonesday.com / amlevine@jonesday.com

        SECTION 10.5    Certain Definitions.    For purposes of this Agreement, the term:

          (a)   "Acceptable Confidentiality Agreement" means a confidentiality agreement on terms no less favorable in the aggregate to the Company, as determined by the Company in good faith, to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement), it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal.

          (b)   "Affiliate" means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, except that for purposes of Section 5.23, an "Affiliate" of Parent includes Ultimate Parent and any Person eight percent (8%) or more of the outstanding voting securities of which are owned, controlled, or held with power to vote, directly or indirectly, by Parent or Ultimate Parent.

          (c)   "Business Day" means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the United States in New York, New York or Lansing, Michigan or in Canada in the Provinces of Ontario or Newfoundland and Labrador.

          (d)   "Commercial Paper" means the Company's ongoing commercial paper program, established pursuant to the authorization of the Company Board of Directors, for the issuance and sale of short-term, unsecured commercial paper notes in an aggregate amount not to exceed $400.0 million outstanding at any one time.

          (e)   "Canadian Securities Regulators" means the securities commissions or equivalent entity in each of the provinces of Canada.

          (f)    "Contract" means any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, sales order, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.

          (g)   "control" (including the terms "controlling", "controlled", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          (h)   "Convertible Debentures" means the four percent (4%) convertible unsecured subordinated debentures of Ultimate Parent.

          (i)    "Credit Facilities" means the agreements (as in effect on the date of this Agreement) listed in Section 10.5(i) of the Company Disclosure Schedule, and any replacements or refinancings thereof entered into after the date hereof in compliance with Section 6.1.

          (j)    "Equity Award Consideration" means the sum of (i) the Per Share Cash Consideration plus (ii) the product of (x) the Per Share Stock Consideration multiplied by (y) the Average Price multiplied by (z) the Conversion Rate.

          (k)   "Equivalent Performance Share" means the Performance Shares into which dividends and other distributions, paid prior to the applicable vesting date of outstanding Performance Shares and to which the holder of such Performance Shares is entitled pursuant to the applicable Performance Share grant agreement, are converted in accordance with such agreement.

          (l)    "Exchange Act" means Securities Exchange Act of 1934, as amended.

          (m)  "Exemptive Relief" means the exemptive relief granted to Ultimate Parent and certain of its subsidiaries by the Canadian Securities Regulators dated January 24, 2014, pursuant to which Ultimate Parent is permitted to prepare its financial statements in accordance with GAAP.

          (n)   "FERC" means Federal Energy Regulatory Commission.

          (o)   "Financing Sources" means the collective reference to each lender, equity investor and each other Person (including, without limitation, each agent, underwriter and arranger) that have committed, or are considering committing, to provide or otherwise entered into, or are considering entering into, agreements in connection with the Financing or the Third Party Investment, including by purchasing securities from or placing securities or arranging or providing loans or equity to Ultimate Parent, Parent, Merger Sub or the Surviving Corporation, in connection with the transactions contemplated hereby, including, without limitation, any commitment letters, engagement letters, credit agreements, loan agreements, underwriting agreements, purchase agreements (whether for debt or equity) or indentures relating thereto (and any joinders or amendments thereof), together with each former, current and future affiliate thereof and each former, current and future officer, director, employee, equityholder, member, manager, partner, controlling person, advisor, attorney, agent and other Representative of each such lender, equity investor, other Person or affiliate, and together with the heirs, executors, successors and assigns of any of the foregoing.

          (p)   "FPA" means, the Federal Power Act, as amended.

          (q)   "GAAP" means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein.

          (r)   "Governmental Entity" means any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

          (s)   "HSR Act" means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          (t)    "ITC Great Plains" means ITC Great Plains, LLC, an indirect wholly owned subsidiary of the Company.

          (u)   "ITC Midwest" means ITC Midwest LLC, a wholly owned subsidiary of the Company.

          (v)   "ITC Transmission" means ITC Transmission Company, a wholly owned subsidiary of the Company.

          (w)  "Intellectual Property" means all worldwide intellectual property, industrial property and proprietary rights, including all (i) patents, methods, technology, designs, processes, inventions, copyrights, works of authorship, software and systems, trademarks, service marks, trade names, corporate names, domain names, logos, trade dress and other source indicators and the goodwill of the business symbolized thereby, trade secrets, know-how and tangible and intangible proprietary information and materials, and (ii) registrations, applications, provisionals, divisions, continuations, continuations-in-part, re-examinations, extensions, re-issues, renewals and foreign counterparts of or for any of the foregoing.

          (x)   "Interim Period" means the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms.

          (y)   "Intervening Event" means any event, development, change, effect or occurrence that affects or would reasonably be expected to affect (i) the business, financial condition or continuing results of operation of the Company and its subsidiaries, taken as a whole or (ii) the shareholders of the Company (including the benefits of the Merger to the shareholders of the Company) in either case that (a) is material, (b) was not known to the Company Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to the Company as of the date of this Agreement), (c) becomes known to the Company Board of Directors prior to obtaining the Company Requisite Vote and (d) does not relate to or involve any Acquisition Proposal; provided that no event, fact, circumstance, development or occurrence that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including Ultimate Parent Common Stock) of, Ultimate Parent or any of its subsidiaries shall constitute an "Intervening Event" unless such event, fact, circumstance, development or occurrence has had or would reasonably be expected to have a Material Adverse Effect on Ultimate Parent; provided, further, that none of the following shall constitute an Intervening Event: (i) any action taken by any party hereto pursuant to and in compliance with the affirmative covenants set forth in Section 7.4, or the consequences of any such action, and (ii) the receipt, existence or terms of an Acquisition Proposal, or the consequences thereof.

          (z)   "knowledge" (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 10.5(z) of the Company Disclosure Schedule after reasonable inquiry of those employees of the Company or its subsidiaries known to such individuals to have specialized knowledge of the subject matter of the applicable representation or warranty and (ii) with respect to Ultimate Parent, Parent or Merger Sub means the actual knowledge of any of the individuals listed in Section 10.5(z) of the Parent Disclosure Schedule after reasonable inquiry of those employees of Ultimate Parent, Parent, Merger Sub or their respective subsidiaries known to such individuals to have specialized knowledge of the subject matter of the applicable representation or warranty.

          (aa) "Law" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, injunction, rule, regulation, executive order, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel.

          (bb) "Market Participant" means any entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to a Regional Transmission Organization, consistent with the definition in FERC regulations at 18 C.F.R. § 35.34(b)(2).

          (cc) "Material Adverse Effect" means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has a material adverse effect on or with respect to the business, results of operation or financial condition of such Person and its subsidiaries taken as a whole; provided that no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit, commodities or securities markets in the United States, Canada or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) any changes in the international, national, regional, state, provincial or local wholesale or retail markets for electric power, capacity or fuel or related products; (iii) any changes in the national, regional, state, provincial or local electric transmission or distribution systems or increases or decreases in planned spending with respect thereto, (iv) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, regulators, lenders, partners or employees of such Person and its subsidiaries, (v) any action taken or omitted to be taken by such Person at the written request of or with the written consent of the other Parties, (vi) any Consent or Filing, with respect to the Company and with respect to Ultimate Parent, Parent and Merger Sub, required under applicable Laws for the consummation of the Merger and other transactions contemplated herein, including any actions required under this Agreement to obtain any such Consent, (vii) changes or prospective or anticipated changes, occurring after the date hereof, in any applicable Laws or applicable accounting regulations or principles or interpretation or enforcement thereof, (viii) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions, (ix) any change in the market price or trading volume of the shares of any Party or the credit rating of such Person or any of its subsidiaries, (x) any failure by such Person to meet any published analyst estimates or expectations of such Person's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such Person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, (xi) any matter disclosed on Schedule 10.5(cc) of the Company Disclosure Schedule or (xii) any litigation or claim threatened or initiated by shareholders, ratepayers, customers or suppliers of such Person or representatives thereof against such Person, any of its subsidiaries, or any of their respective officers or directors, in each case arising out of the execution of this Agreement or the transactions contemplated thereby (it being understood that in the cases of clauses (ix) or (x), the facts, events or circumstances giving rise to or contributing to such change or failure may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect); except in the cases of clauses (i), (ii), (iii), or (viii), to the extent that such Person and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industry in which such Person operates in the United States and Canada (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

          (dd) "MBCA" means the Business Corporation Act of the State of Michigan, as amended.

          (ee) "METC" means Michigan Electric Transmission Company, LLC, an indirect wholly owned subsidiary of the Company.

          (ff)  "Parent Termination Payment" means (i) if payable in connection with a termination of this Agreement by the Company or Ultimate Parent pursuant to Section 9.1(d)(iii), an amount equal to $245,000,000 and (ii) if payable in any other circumstance, an amount equal to $280,000,000.

          (gg) "Person" means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

          (hh) "Regional Transmission Organizations" means the Midcontinent Independent System Operator, Inc., and the Southwest Power Pool, Inc., and as of June 1, 2016, PJM Interconnection, LLC.

          (ii)   "Regulated Operating Subsidiaries" means ITC Transmission, METC, ITC Midwest and ITC Great Plains.

          (jj)   "Significant Subsidiary" means a subsidiary of any Person that would be a "significant subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.

          (kk) "subsidiary" or "subsidiaries" means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity.

          (ll)   "Third Party Investment" means any investment or acquisition or purchase of, securities of the Company or the Surviving Corporation or any commitment to do any of the foregoing.

          (mm)  "Third Party Investor" means any Person making a Third Party Investment.

          (nn) "Ultimate Parent Change of Recommendation" means, either the Ultimate Parent Board of Directors or any committee thereof shall (i) withhold, withdraw, qualify or modify, or resolve to or propose to withhold, withdraw, qualify or modify the Ultimate Parent Recommendation in a manner adverse to the Company or (ii) make any public statement inconsistent with the Ultimate Parent Recommendation.

          (oo) "Willful Breach" means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party's act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement. For the avoidance of doubt, a Party's failure to consummate the Closing when required pursuant to Section 1.2 shall be a Willful Breach of this Agreement.

        SECTION 10.6    Severability.    If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

        SECTION 10.7    Entire Agreement; Assignment.    This Agreement (including the Exhibits hereto and the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

        SECTION 10.8    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 7.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Company Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Options, Restricted Stock and Performance Shares to receive the payments contemplated by the applicable provisions of Section 2.2 at the Effective Time in accordance with the terms and conditions of this Agreement, (d) prior to the Effective Time, the rights of the holders of Company Common Stock to pursue claims for damages and other relief, including equitable relief, for Ultimate Parent's, Parent's or Merger Sub's breach of this Agreement subject to Section 9.2(a); provided that the rights granted to the holders of Company Common Stock pursuant to the foregoing clause (d) of this Section 10.8 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion; and (e) each Financing Source is intended to be, and shall be, an express third-party beneficiary of this first sentence of Section 10.8 (to the extent relating to this clause (e)), the last sentence of this Section 10.8 and Section 7.15(c), Section 7.15(e) , Section 9.2(a), Section 9.2(f), Section 10.1, Section 10.2, Section 10.7, the last sentence of Section 10.9, the last sentence of Section 10.13, and Section 10.14. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Without limiting any of the foregoing, no Financing Source shall be responsible for any indirect, incidental, special, punitive, exemplary or consequential damages in connection with this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby and thereby.

        SECTION 10.9    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof), except to the extent that the mandatory provisions of the laws of the State of Michigan are applicable. Notwithstanding anything to the contrary contained herein, (a) except as specified in (b) below, any right or obligation with respect to any Financing Source in connection with this Agreement, any agreements with such Financing Source and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by and construed in accordance with the law of the State of New York, and (b) solely with respect to any Financing Source whose Financing letters or agreements contemplate being governed by and construed in accordance with the law of the Province of Ontario, any right or obligation with respect to such Financing Source in connection with this Agreement, any letters or agreements with such Financing Source and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by and construed in accordance with the law of the Province of Ontario.

        SECTION 10.10    Headings.    The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

        SECTION 10.11    Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission, ".pdf," or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        SECTION 10.12    Specific Performance.    The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of Section 7.4 by Ultimate Parent, Parent or Merger Sub and to cause the other Parties to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement.

        SECTION 10.13    Jurisdiction.    Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Ultimate Parent, Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 10.4. Each of the Company, Ultimate Parent, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such Party's consent to jurisdiction and service contained in this Section 10.13 is solely for the purpose referred to in this Section 10.13 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose. Notwithstanding anything to the contrary contained herein (and subject to, and without limiting, Section 7.15(e)), each party hereto hereby submits itself to the exclusive jurisdiction of (a) except as specified in (b) below, the United States District Court for the Southern District of New York or, if

that court does not have subject matter jurisdiction, in the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York and any appellate courts thereof with respect to any suit, action or proceeding against any Financing Source in connection with this Agreement, any letters or agreements with such Financing Source and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum, and (b) solely with respect to any Financing Source whose Financing letters or agreements contemplate being governed by and construed in accordance with the law of the Province of Ontario, the courts of the Province of Ontario with respect to any suit, action or proceeding against any Financing Source in connection with this Agreement, any letters or agreements with such Financing Source and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum.

        SECTION 10.14    WAIVER OF JURY TRIAL.    EACH OF ULTIMATE PARENT, PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ULTIMATE PARENT, PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF, INCLUDING, WITHOUT LIMITATION, IN RESPECT OF ANY ACTION PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) AGAINST ANY FINANCING SOURCE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING, THE COMMITMENT LETTERS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

        SECTION 10.15    Transfer Taxes.    All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Ultimate Parent, Parent, Merger Sub or the Surviving Corporation when due.

        SECTION 10.16    Interpretation.    When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein," "hereby" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "or" shall not be exclusive. References to "dollars" or "$" are to United States of America dollars. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, Ultimate Parent, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
ITC HOLDINGS CORP.
By:	/s/ Joseph L. Welch
	Name:	Joseph L. Welch
	Title:	Chairman, President and Chief Executive Officer
PARENT:
FORTISUS INC.
By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer
By:	/s/ David C. Bennett
	Name:	David C. Bennett
	Title:	Vice President, Chief Legal Officer and Corporate Secretary

MERGER SUB:
ELEMENT ACQUISITION SUB INC.
By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer
By:	/s/ David C. Bennett
	Name:	David C. Bennett
	Title:	Vice President, Chief Legal Officer and Corporate Secretary
ULTIMATE PARENT:
FORTIS INC.
By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer
By:	/s/ David C. Bennett
	Name:	David C. Bennett
	Title:	Vice President, Chief Legal Officer and Corporate Secretary

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ITC Holdings Corp.

        Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned corporation executes the following Articles:

  1.
  The present name of the corporation is: ITC Holdings Corp.

  2.
  The identification number assigned by the Bureau is: 405-95C.

  3.
  The former name(s) of the corporation are: None.

  4.
  The date of filing the original Articles of Incorporation was: March 23, 1973.

        The following Second Amended and Restated Articles of Incorporation supersede the Amended and Restated Articles of Incorporation, as amended, for the corporation:

ARTICLE I
Name

        The name of the corporation (the "Corporation") is: ITC Holdings Corp.

ARTICLE II
Purpose

        The Corporation is formed to engage in any activity within the purposes for which corporations may be formed under the Michigan Business Corporation Act, as amended (the "MBCA").

ARTICLE III
Capital Stock

        The total number of shares which the Corporation shall have authority to issue: [    ] shares of Common Stock, with no par value.

ARTICLE IV
Registered Office and Resident Agent

        The name of the resident agent is The Corporation Company. The address and mailing address of the registered office of the Corporation is 30600 Telegraph Road, Bingham Farms, Michigan 48025.

ARTICLE V
Limitation of Director Liability; Indemnification

        No director of the corporation shall be personally liable to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, except liability for any of the following: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) a violation of §551 of the MBCA, the Michigan Compiled Laws Annotated 450.1551, Michigan Statutes Annotated 21.200(551); or (4) an intentional violation of criminal law. If the MBCA hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability contained herein, shall be limited to the fullest extent permitted by the MBCA as so amended. No amendment or repeal of this Article V shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

        To the maximum extent permitted by the MBCA, the corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, formal or informal, including any appeal, by reason of the fact that the person is or was a director or officer of the corporation, or, while serving as a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, member, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, or other enterprise, including service with respect to employee benefit plans or public service or charitable organizations, against expenses (including actual and reasonable attorney fees and disbursements), liabilities, judgments, penalties, fines, excise taxes, and amounts paid in settlement actually and incurred by him or her in connection with such action, suit, or proceeding. Indemnification may continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and may inure to the benefit of such person's heirs, executors and administrators. The corporation, by provisions in its bylaws or by agreement, may grant to any current or former director, officer, employee or agent of the corporation the right to, or regulate the manner of providing to any current or former director, officer, employee or agent of the corporation, indemnification to the fullest extent permitted by the MBCA. Any right to indemnification conferred as permitted by this Article V shall not be deemed exclusive of any other right which any person may have or hereafter acquire under any statute (including the MBCA), any other provision of these Articles, any provision of the bylaws, any agreement, any vote of shareholders or the Board of Directors or otherwise.

ARTICLE VII
Corporate Action Without Meeting of Shareholders

        Any action required or permitted by the MBCA to be taken at an annual or special meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of record of outstanding shares of stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted. The written consent shall bear the date of signature of each shareholder who signs the consent. No written consents shall be effective to take corporate action unless, within sixty (60) days after the record date for determining shareholders entitled to express consent to or dissent from a proposal with a meeting, written consents dated not more than ten (10) days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the Corporation. Delivery shall be to the Corporation's registered office, its principal place of business or an officer or agent of the Corporation having custody of the minutes of the proceedings of its shareholders. Deliver made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

        Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3) of the MBCA.

ARTICLE VIII
Applicability of Chapter 7A

        The corporation expressly elects not to be governed by Chapter 7A of the MBCA.

 ARTICLE IX
Amendments

        The corporation reserves the right to adopt, repeal, alter or amend any provision of these Articles in the manner now or hereafter prescribed by the MBCA and all rights, preferences and privileges conferred on shareholders, directors, officers, employees, agents and other persons in these Articles, if any, are granted subject to this reservation (subject to the last sentence of the first paragraph of Article V).

ADOPTION OF AMENDED AND RESTATED ARTICLES

        These Second Amended and Restated Articles of Incorporation were duly adopted on the [    ] day of [                ], 2016 in accordance with the provisions of Sections 611(3), 641 and 642 of the MBCA.

Signed this [ ] day of [ ], 2016
By:
Name:
Title:

 List of Omitted Schedules

        The following is a list of the Schedules to the merger agreement, omitted pursuant to Rule 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

ITC Disclosure Schedule

Section 3.1	Significant Subsidiaries
Section 3.3(b)	Capitalization
Section 3.5(a)	No Conflict
Schedule 3.5(b)	Required Filings and Consents
Section 3.8	Contracts
Section 3.9(b)	Absence of Certain Changes or Events
Section 3.10	Litigation
Section 3.11(a)	Employee Benefit Plans
Section 3.11(e)	Acceleration of Benefits
Section 3.15	Tax Matters
Section 6.1	Conduct of Business of ITC Pending the Merger
Section 7.9	Employee Benefits
Section 7.11	ITC Indebtedness
Section 7.15(b)	Amended Credit Facilities
Section 7.16	Charitable Contributions and Community Support
Section 10.5(i)	Credit Facilities
Section 10.5(x)	Individuals with "Knowledge"
Section 10.5(cc)	Material Adverse Effect

Fortis Disclosure Schedule

Section 2.4	Adjustments
Section 4.3(b)	Required Filings and Consents
Section 5.1(b)(i)	Significant Subsidiaries
Section 5.3	Capitalization
Section 5.5(b)	Required Filings and Consents
Section 5.6	Compliance
Section 5.9	Contracts
Section 5.10	Certain Changes or Events
Section 5.11	Litigation
Section 5.12(a)	Employee Benefit Plans
Section 5.16	Tax Matters
Section 5.19	Environmental Matters
Section 6.2	Conduct of Business of Fortis Pending the Merger
Section 10.5(z)	Individuals with "Knowledge"

Annex B

February 9, 2016

The Board of Directors
ITC Holdings Corp.
27175 Energy Way
Novi, MI 48377

Dear Members of the Board:

        We understand that ITC Holdings Corp., a Michigan corporation ("Company"), FortisUS Inc., a Delaware corporation ("Parent"), Element Acquisition Sub Inc., a Michigan corporation and a direct subsidiary of Parent ("Merger Sub"), and Fortis Inc., a corporation existing under the Corporations Act of Newfoundland and Labrador ("Ultimate Parent"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which Parent will acquire Company (the "Transaction"). Pursuant to the Agreement, Merger Sub will be merged with and into Company and each outstanding share of the common stock, without par value, of Company ("Company Common Stock"), other than shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Ultimate Parent and shares of Company Common Stock owned by Company or any of its wholly owned subsidiaries, and in each case not held on behalf of third parties (such holders, collectively, "Excluded Holders"), will be converted into the right to receive (i) $22.57 in cash (the "Cash Consideration") and (ii) 0.7520 of a share of the common stock, without par value, of Ultimate Parent ("Ultimate Parent Common Stock") (such number of shares so issuable, the "Stock Consideration" and, together with the Cash Consideration, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

        In connection with this opinion, we have:

  (i)
  Reviewed the financial terms and conditions of a draft, dated February 8, 2016 of the Agreement;

  (ii)
  Reviewed certain publicly available historical business and financial information relating to Company and Ultimate Parent;

  (iii)
  Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company and financial forecasts and other data provided to us by Ultimate Parent relating to the business of Ultimate Parent;

  (iv)
  Held discussions with members of the senior managements of Company and Ultimate Parent with respect to the businesses and prospects of Company and Ultimate Parent, respectively;

  (v)
  Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Ultimate Parent, respectively;

  (vi)
  Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, NY 10112

  (vii)
  Reviewed historical stock prices and trading volumes of Company Common Stock and Ultimate Parent Common Stock; and

  (viii)
  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or Ultimate Parent or concerning the solvency or fair value of Company or Ultimate Parent, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company and Ultimate Parent, respectively. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock or Ultimate Parent Common Stock may trade at any time subsequent to the announcement of the Transaction. We have not been involved in the negotiation of the Transaction. Although we understand that Company has had discussions with certain other potential buyers, in connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

        In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company, Ultimate Parent or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

        Lazard Frères & Co. LLC ("Lazard") is acting as financial advisor to the Board of Directors of Company in connection with the Transaction and will receive a fee for such services, payable upon the rendering of this opinion, and a potential additional fee payable at the discretion of the Board of Directors of Company. We provided investment banking services, and were paid fees in 2014, in connection with the sale of a subsidiary of a company that was acquired by Ultimate Parent before the subsidiary sale was completed. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Ultimate Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Ultimate

Patent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

        Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC
By	/s/ George W. Bilicic George W. Bilicic Managing Director

Annex C

745 Seventh Avenue New York, NY 10019 United States

February 8, 2016

Board of Directors
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377

Members of the Board of Directors:

        We understand that ITC Holdings Corp. (the "Company") intends to enter into a transaction (the "Proposed Transaction") with Fortis Inc. ("Fortis") pursuant to which Element Acquisition Sub Inc. ("Merger Sub"), a direct subsidiary of FortisUS Inc. ("Parent"), will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger. We further understand that, upon effectiveness of the Merger, each share of common stock of the Company, no par value (the "Company Shares"), then issued and outstanding (other than certain Company Shares to be cancelled in accordance with the Agreement (as defined below) and the Restricted Stock (as defined therein)) will be converted into the right to receive (i) an amount equal to $22.57 per Company Share in cash, without interest (the "Per Share Cash Consideration"), and (ii) 0.7520 of a share of common stock of Fortis (the "Fortis Shares"), no par value, per Company Share (the "Per Share Stock Consideration" and, together with the Per Share Cash Consideration, the "Per Share Merger Consideration"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger to be dated as of February 9, 2016 (the "Agreement"), between the Parent, Merger Sub, Fortis and the Company. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the Per Share Merger Consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Per Share Merger Consideration to be offered to the shareholders of the Company in the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement as of February 8, 2016, and the specific terms of the Proposed Transaction; (2) a draft of the Commitment Letters proposed to be entered into between Goldman Sachs Bank USA and Fortis, and between The Bank of Nova Scotia and Fortis, each dated as of February 3, 2016; (3) publicly available information concerning the Company and Fortis that we believe to be relevant to our analysis, including (i) the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 2013 and 2014, the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, the Definitive Proxy Statement on Schedule 14A, dated April 9, 2015, and other relevant filings with the Securities and Exchange Commission, (ii) in respect of certain affiliates of the Company, Federal Energy Regulatory Commission ("FERC") Form No. 1, for the fiscal year ended December 31, 2014, and FERC Form No. 3-Q, for the fiscal quarter ended September 30, 2015, and

(iii) Fortis' Annual Reports for the fiscal years ended December 31,2013 and 2014, the Interim Reports for the fiscal quarters ended March 31, 2015, June 30, 2015, and September 30, 2015, the Notice of Annual Meeting and Management Information Circular, dated March 20, 2015, the Annual Information Forms for the fiscal years ended December 31, 2013 and 2014, and the Business Acquisition Report dated September 2, 2014; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the "Company Projections"); (5) financial and operating information with respect to the business, operations and prospects of Fortis furnished to us by Fortis, including financial projections of Fortis prepared by the management of Fortis, and approved for our use by the Company (the "Fortis Projections" and, together with the Company Projections, the "Projections"); (6) a trading history of the Company Shares and Fortis Shares from February 5, 2014 to February 5, 2016, and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (8) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company; (9) the results of our targeted efforts to solicit indications of interest with respect to the sale of the Company; (10) published estimates of independent research analysts with respect to the future financial performance and price targets of Fortis; and (11) relative contributions of the Company and Fortis to the historical and future financial performance of the combined company on a pro forma basis. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects (including with respect to the Projections) and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such Company Projections. With respect to the Fortis Projections, upon the advice of the Company, we have assumed that the Fortis Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Fortis as to the future financial performance of Fortis, and that Fortis will perform substantially in accordance with the Fortis Projections.

        We assume no responsibility for and we express no view as to the Projections or the projections, estimates or assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or the properties and facilities of Fortis and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Fortis. In arriving at our opinion, we have not taken into account, at your direction, the potential financial impact on the Company of certain business opportunities that may become available to it, including future capital investments by the Company in Mexico and Puerto Rico. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

        We express no opinion as to (i) the prices at which shares of common stock of the Company would trade following the announcement of the Proposed Transaction or at which shares of common stock of Fortis would trade following the announcement or consummation of the Proposed Transaction, (ii) the credit ratings of the combined company on a pro forma basis at any time following the announcement or consummation of the Proposed Transaction, or (iii) the impact of the Proposed Transaction on the solvency or viability of Parent, Fortis, the Company or the combined company or the ability of any such party to pay its respective obligations when they come due. Our opinion should not be viewed as providing any assurance that the market value of the shares of common stock of Fortis to be held by the shareholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of common stock of the Company owned by such shareholders at any time prior to the announcement or consummation of the Proposed Transaction. We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Per Share Merger Consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for the Company: (i) in December 2015, we acted as active joint bookrunner on the Company's $200 million 3-year unsecured term loan offering; (ii) in October 2015, we acted as sole counterparty to a $115 million accelerated share repurchase program with the Company; (iii) in June 2014, we acted as active joint bookrunner on the Company's $400 million 10-year senior unsecured notes; and (iv) in March 2014, we acted as joint lead arranger and active joint bookrunner of $1,000 million 5-year revolving credit facilities for the Company and its affiliates. We have not performed services for Fortis in the past two years. Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Fortis for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,
/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

Annex D

1585 Broadway
New York, NY 10036

February 8, 2016

Board of Directors
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377

Members of the Board:

        We understand that ITC Holdings Corp. (the "Company"), FortisUS Inc. ("Parent"), Element Acquisition Sub Inc., a direct subsidiary of the Parent ("Merger Sub"), and Fortis Inc. ("Ultimate Parent") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 8, 2016 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a subsidiary of the Parent, and each outstanding share of common stock, no par value (the "Company Common Stock") of the Company, other than shares held by the Company, any of the Company's wholly owned subsidiaries, Ultimate Parent, Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Ultimate Parent and awards of restricted stock, will be converted into the right to receive (a) $22.57 in cash (the "Cash Consideration") and (b) 0.7520 shares of common stock, no par value, of the Ultimate Parent (the "Ultimate Parent Common Stock"), subject to adjustment in certain circumstances (the "Stock Consideration" and together with the Cash Consideration, the "Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company and the Ultimate Parent, respectively;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Ultimate Parent, respectively;

  3)
  Reviewed certain financial projections prepared by the managements of the Company and the Ultimate Parent, respectively;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  5)
  Discussed the past and current operations and financial condition and the prospects of the Ultimate Parent with senior executives of the Ultimate Parent;

  6)
  Reviewed the pro forma impact of the Merger on the Ultimate Parent's earnings per share, cash flow, consolidated capitalization and financial ratios;

  7)
  Reviewed the reported prices and trading activity for the Company Common Stock and the Ultimate Parent Common Stock;

  8)
  Compared the financial performance of the Company and the Ultimate Parent and the prices and trading activity of the Company Common Stock and the Ultimate Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and the Ultimate Parent, respectively, and their securities;

  9)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  10)
  Participated in certain discussions and negotiations among representatives of the Company and the Ultimate Parent and their financial and legal advisors;

  11)
  Reviewed the Merger Agreement, the draft commitment letters from certain lenders substantially in the form of the drafts dated February 3, 2016 (the "Commitment Letters"), the Amended and Restated Certificate of Incorporation and certain related documents; and

  12)
  Performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Ultimate Parent, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Ultimate Parent of the future financial performance of the Company and the Ultimate Parent. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions including, among other things, that the Ultimate Parent will obtain financing in accordance with the terms set forth in the Commitment Letters. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Ultimate Parent and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Ultimate Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon rendering of this financial opinion. In addition, Morgan Stanley will receive a substantial portion of its fee from the Company upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Ultimate Parent and the Company and have received fees in connection with such services. In addition, Morgan Stanley or one of its affiliates is currently a lender to the Company, Morgan Stanley may also seek to provide financial advisory and financing services to the Parent and the Company in the future and would expect to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Ultimate Parent, the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Ultimate Parent Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Ultimate Parent and the Company should vote at the shareholders' meetings to be held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. LLC
By:	/s/ Todd Giardinelli R. Todd Giardinelli Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Office Holders (Including Directors)

        Under the Corporations Act, except in respect of an action by or on behalf of Fortis to obtain a judgment in its favor, Fortis may indemnify a director or officer of Fortis, a former director or officer of Fortis, or a person who acts or has acted at Fortis' request as a director or officer of a body corporate of which Fortis is or was a shareholder or creditor, and his or her heirs and legal representatives (each, an "indemnified person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified person in respect of any civil, criminal or administrative action or proceeding to which the indemnified person is made a party by reason of being or having been a director or officer of Fortis or that body corporate, if the director or officer to be indemnified (i) acted honestly and in good faith with a view to the best interests of Fortis, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Fortis may with the approval of a court indemnify an indemnified person in respect of an action by or on behalf of Fortis to obtain a judgment in its favor, to which the person is made a party because of being or having been a director or an officer of Fortis, against all costs, charges and expenses reasonably incurred by the person in connection with the action where the person fulfils the conditions set out in (i) and (ii) above.

        Under Section 207 of the Corporations Act, notwithstanding the above, an indemnified person is entitled to indemnity from Fortis in respect of costs, charges and expenses reasonably incurred by the person in connection with the defense of a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been a director or officer of Fortis or other body corporate, where the person seeking indemnity:

  •
  was substantially successful on the merits in his or her defense of the action or proceeding;

  •
  qualifies in accordance with the standards set out in the above paragraph; and

  •
  is fairly and reasonably entitled to indemnity.

In addition, Fortis may purchase and maintain insurance for the benefit of an indemnified person against liability incurred by the person (a) in his or her capacity as a director or officer of Fortis, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of Fortis; or (b) in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at Fortis' request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of that body corporate.

        Subject to the above provisions of the Corporations Act, Fortis' by-laws require Fortis to indemnify a director or officer of Fortis, a former director or officer of Fortis, or a person who acts or has acted at Fortis' request as a director or officer, or an individual acting in a similar capacity, of another entity, or his or her heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with Fortis or other entity. Fortis' by-laws authorize Fortis to purchase and maintain insurance for the benefit of any such person against such liabilities and in such amounts as Fortis' board may determine and are permitted by the Corporations Act. Fortis' by-laws further authorize Fortis to execute indemnity agreements evidencing its indemnity in favor of the foregoing persons to the full extent permitted by law. Fortis' by-laws provide that, unless prohibited by the Corporations Act, Fortis may advance moneys to any director, officer or other person for the costs, charges and expenses of any such proceeding; provided, however, that such person must repay the moneys to Fortis if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act.

        Fortis has purchased insurance against potential claims against the directors or officers of Fortis and against loss for which Fortis may be required or permitted by law to indemnify such directors and officers. Fortis has also entered into indemnity agreements with its directors and officers which provide, among other things, that Fortis will indemnify such persons to the full extent permitted by law. Pursuant to these agreements, Fortis has agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation for such persons to repay such advance if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act or otherwise at law.

        Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable.

Item 21.    Exhibits and Financial Statement Schedules

        A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22.    Undertakings

        (A)  The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   To file a post-effective amendment to the registration statement to include any financial statements required by "Item 8.A. of Form 20-F" at the start of any delayed offering or throughout a continuous offering.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (B)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (C)  The undersigned registrant hereby undertakes as follows:

          (1)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2)   That every prospectus (i) that is filed pursuant to the immediately preceding paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (D)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (E)  The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (F)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. John's, Province of Newfoundland and Labrador, Canada on May 12, 2016.

FORTIS INC.
By:	/s/ Barry V. Perry
Barry V. Perry President and Chief Executive Officer and Director

Signature	Title	Date

/s/ Barry V. Perry Barry V. Perry	President and Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2016
/s/ Karl W. Smith Karl W. Smith	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2016
* Tracey C. Ball	Director	May 12, 2016
* Pierre J. Blouin	Director	May 12, 2016
* Peter E. Case	Director	May 12, 2016
* Maura J. Clark	Director	May 12, 2016
* Margarita K. Dilley	Director	May 12, 2016
* Ida J. Goodreau	Director	May 12, 2016

Signature	Title	Date

* Douglas J. Haughey	Director	May 12, 2016
* R. Harry McWatters	Director	May 12, 2016
* Ronald D. Munkley	Director	May 12, 2016
* David G. Norris	Director	May 12, 2016
* Jo Mark Zurel	Director	May 12, 2016
*
Barry V. Perry signs this Amendment No. 3 to the Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact.

By:	/s/ Barry V. Perry
Barry V. Perry Attorney-in-fact

Dated: May 12, 2016

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of February 9, 2016, by and among FortisUS Inc., Element Acquisition Sub Inc., Fortis Inc. and ITC Holdings Corp. (attached as Annex A to the proxy statement/prospectus included in this Registration Statement) (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the Securities and Exchange Commission upon request).**
3.1	Articles of Continuance of Fortis Inc.**
3.2	Bylaws of Fortis Inc.**
4.1	Form of Specimen Common Share Certificate.**
5.1	Opinion of McInnes Cooper as to the validity of shares to be issued.
10.1	Trust Indenture, dated January 9, 2014, between Fortis Inc. and Computershare Trust Company of Canada.**
10.2	First Amendment to the Trust Indenture, dated May 14, 2014, between Fortis Inc. and Computershare Trust Company of Canada.**
10.3
Second Amended and Restated Credit Agreement, dated as of August 9, 2011, by and among Fortis Inc., The Bank of Nova Scotia, as underwriter, sole lead arranger, bookrunner and administrative agent, and Canadian Imperial Bank of Commerce and Royal Bank of Canada as co-syndication agents, and the other lenders referred to therein.**
10.4
First Amendment of the Second Amended and Restated Credit Agreement, dated as of July 5, 2012, by and among Fortis Inc., The Bank of Nova Scotia, in its capacity as administrative agent and the lenders referred to therein.**
10.5
Second Amendment of the Second Amended and Restated Credit agreement, dated as of August 1, 2013, by and among Fortis Inc., The Bank of Nova Scotia, in its capacity as administrative agent and the lenders referred to therein.**
10.6
Third Amendment of the Second Amended and Restated Credit Agreement, dated as of March, 23, 2015, by and among Fortis Inc., The Bank of Nova Scotia, in its capacity as administrative agent and the lenders referred to therein.**
10.7	Fortis Inc. 2006 Stock Option Plan.**†
10.8	Fortis Inc. 2012 Stock Option Plan.**†
10.9	Subscription Agreement, dated as of April 20, 2016, by and among Finn Investment Pte Ltd, Fortis Inc., FortisUS Inc., ITC Investment Holdings Inc. and Element Acquisition Inc.**
10.10
Fourth Amendment of the Second Amended and Restated Credit Agreement, dated as of April 25, 2016, by and among Fortis Inc., The Bank of Nova Scotia, in its capacity as administrative agent and the lenders referred to therein.**
21.1	List of subsidiaries of Fortis Inc.**
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm of Fortis Inc.
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of ITC Holdings Corp.
23.3	Consent of McInnes Cooper (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page of this Registration Statement filed on March 17, 2016).**

Exhibit Number	Exhibit Description
99.1	Form of Proxy Card for ITC Holdings Corp.**
99.2	Consent of Lazard Frères & Co.**
99.3	Consent of Barclays Capital Inc.
99.4	Consent of Morgan Stanley & Co. LLC.
99.5	Consent of Margarita Dilley to be named as a Director Nominee.**
99.6	Consent of Jo Mark Zurel to be named as a Director Nominee.**
99.7	Power of Attorney of Margarita K. Dilley.**
99.8	Power of Attorney of Jo Mark Zurel.**

**
Previously filed.

†
Compensatory plan or agreement.